Exhibit 99.1

Dear VimpelCom Ltd. shareholder:

As you are aware, on January 17, 2011, VimpelCom Ltd. (“VimpelCom”), Wind Telecom S.p.A. (“Wind Telecom”) and Weather Investments II S.à r.l. (“Weather II”) entered into a Share Sale and Exchange Agreement (the “Share Sale and Exchange Agreement”) providing for the proposed combination of VimpelCom and Wind Telecom (the “Transaction”).

The management and the Supervisory Board believe strongly in the strategic rationale for the Transaction which will create a new global telecom player with significant scale and an attractive mix of developed and emerging market assets, well-positioned to realize profitable growth.

Under the terms of the Share Sale and Exchange Agreement, at closing VimpelCom will purchase up to 100%, but not less than 98.04%, of the shares of Wind Telecom from Weather II and the other Wind Telecom shareholders that become party to the Share Sale and Exchange Agreement (the “Wind Telecom Shareholders”) in exchange for up to 325,639,827 VimpelCom common shares, 305,000,000 VimpelCom preferred shares and up to US$1.495 billion in cash.

Closing of the Transaction is subject to VimpelCom shareholder approval of the creation and issuance of VimpelCom common shares and convertible preferred shares as described herein and satisfaction or waiver of the other conditions specified in the Share Sale and Exchange Agreement.

VimpelCom will hold a special general meeting of its shareholders (the “Special General Meeting”) on March 17, 2011 at 10 a.m. Central European Time at Claude Debussylaan 15, 1082 MC Amsterdam, The Netherlands for the following purposes:

(1) to approve, for the purposes of bye-law 55.4(f) of the bye-laws of VimpelCom, the issuance by VimpelCom of up to 325,639,827 common shares of VimpelCom and of 305,000,000 convertible preferred shares of VimpelCom pursuant to the terms of the Share Sale and Exchange Agreement relating to the acquisition by VimpelCom of Wind Telecom approved by the Supervisory Board on January 16, 2011 (the “Share Issuance Proposal”); and

(2) to increase the authorized share capital of VimpelCom to US$3,114,171.83 by the creation of 630,639,827 new common shares of par value US$0.001 each in VimpelCom and of 305,000,000 new convertible preferred shares of par value US$0.001 each in VimpelCom, the new shares having the rights and being subject to the conditions set out in the VimpelCom bye-laws (the “Authorized Share Capital Increase Proposal”).

The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011.

AFTER CAREFUL CONSIDERATION OF THE TRANSACTION, VIMPELCOM’S SUPERVISORY BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE SHARE ISSUANCE PROPOSAL AND THE AUTHORIZED SHARE CAPITAL INCREASE PROPOSAL.

The affirmative vote of a majority of the votes cast at the Special General Meeting at which a quorum is present will be required to approve the Share Issuance Proposal and the Authorized Share Capital Increase Proposal. Only the holders of record of VimpelCom shares at the close of business on January 31, 2011, the record date for the Special General Meeting, are entitled to vote at the Special General Meeting under Bermuda law and the VimpelCom bye-laws.

VimpelCom shareholders are requested to complete and return the proxy form, voting card or voting instruction form (as relevant to how your shares are held) to ensure that their common shares will be represented at the Special General Meeting. If you have any questions, you may contact our proxy solicitors, D. F. King & Co. Inc., by (i) telephone, toll-free from North America at +1 800 431 9645, toll-free from Continental Europe at

00 800 5464 5464, at +1 212 269 5550 or +44 207 920 9700; (ii) mail to 48 Wall Street, 22nd Floor, New York NY 10005, USA or 1 Ropemaker Street, 34th Floor, London EC2Y 9HT; or (iii) email to vimpelcom@dfking.com.

The enclosed proxy statement gives you information about the Transaction, Wind Telecom and the proposals before the Special General Meeting. We encourage you to read the entire proxy statement carefully.

Once again, management and the Supervisory Board strongly believe that the combination of VimpelCom and Wind Telecom will expand our platform to create long-term shareholder value by giving us the opportunity to capture future growth in emerging markets, strengthen our ability to capture additional growth following the paradigm shift from voice to data and secure greater scale and scope ahead of further industry consolidation. Consequently, we encourage you to vote in favor of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal.

Thank you for your continuing support of VimpelCom.

Sincerely,

Alexander Izosimov
CEO

Dated: February 14, 2011

VIMPELCOM LTD.

Claude Debussylaan 15
1082 MC Amsterdam
The Netherlands

Victoria Place
31 Victoria Street
Hamilton HM 10
Bermuda

PROXY STATEMENT

February 14, 2011

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

VimpelCom Ltd. (“VimpelCom”) is a company existing under the laws of Bermuda. This solicitation is being conducted in accordance with the proxy solicitation rules under applicable Bermuda laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to VimpelCom or this solicitation, and accordingly, this solicitation is not being effected in accordance with such rules. This proxy statement therefore may not contain all of the disclosure required to be included in proxy statements prepared in accordance with the proxy solicitation rules under the Exchange Act. Shareholders should be aware that disclosure requirements under Bermuda law may be different from requirements under U.S. laws relating to U.S. companies.

QUESTIONS AND ANSWERS

The following questions and answers highlight selected information from this proxy statement and may not contain all the information that is important to you. These questions and answers are not meant to be a substitute for the information contained in the remainder of this proxy statement, and this information is qualified in its entirety by the more detailed descriptions and explanations contained in this proxy statement including, without limitation, any additional documents incorporated by reference into this proxy statement. Accordingly, we urge you to read this entire proxy statement and any documents incorporated by reference into this proxy statement carefully. Capitalized terms not defined in these questions and answers are defined in “Glossary of Defined Terms”.

Q:	What is this document?

A:	This document is a proxy statement prepared by management of VimpelCom in advance of the special general meeting of its shareholders on March 17, 2011 (the “Special General Meeting”). This proxy statement provides additional information about the business of the Special General Meeting, Wind Telecom and the Transaction. A proxy form, voting card or voting instruction form (as relevant to how your shares are held) accompanies this proxy statement.

Q:	What is happening at the shareholder meeting?

A:	At the Special General Meeting, VimpelCom shareholders will be asked to vote on the following proposals:

(1) to approve, for the purposes of bye-law 55.4(f) of the bye-laws of VimpelCom, the issuance by VimpelCom of up to 325,639,827 common shares of VimpelCom and of 305,000,000 convertible preferred shares of VimpelCom pursuant to the terms of the Share Sale and Exchange Agreement relating to the acquisition by VimpelCom of Wind Telecom approved by the Supervisory Board on January 16, 2011 (the “Share Issuance Proposal”); and

(2) to increase the authorized share capital of VimpelCom to US$3,114,171.83 by the creation of 630,639,827 new common shares of par value US$0.001 each in VimpelCom and of 305,000,000 new convertible preferred shares of par value US$0.001 each in VimpelCom, the new shares having the rights and being subject to the conditions set out in the VimpelCom bye-laws (the “Authorized Share Capital Increase Proposal”).

Q:	What will happen in the Transaction?

A:	If VimpelCom shareholders adopt the resolutions and approve the Share Issuance Proposal and Authorized Share Capital Increase Proposal, and all other conditions to the Transaction have been satisfied or waived, at Closing, VimpelCom will acquire all the Wind Telecom shares held by Weather II and the Wind Telecom Shareholders. Under the Share Sale and Exchange Agreement, VimpelCom is not required to close unless it will acquire at Closing shares representing at least 98.04% of Wind Telecom’s share capital (excluding shares held by Wind Telecom’s subsidiary, WAHF). VimpelCom will acquire these shares in exchange for consideration consisting of (i) up to 325,639,827 newly issued VimpelCom common shares, (ii) 305,000,000 newly issued convertible preferred shares and (iii) up to US$1.495 billion in cash.

At or after Closing, Wind Telecom’s interest in certain assets, which principally comprise OTH’s investments in Egypt and North Korea and certain non-core Wind Italy assets, will be transferred to Weather II, or if such transfers cannot be effected, VimpelCom will make certain payments to Weather II. See “The Spin-Off Plan”, for more details.

Q:	Why is VimpelCom proposing to enter in the Transaction?

A:	In evaluating the Share Sale and Exchange Agreement, VimpelCom’s Supervisory Board consulted with VimpelCom’s management and its legal and financial advisors, and, in reaching its decision to approve the Share Sale and Exchange Agreement and recommend that the shareholders of VimpelCom vote in favor of the

v

Share Issuance Proposal and the Authorized Share Capital Increase Proposal, the Supervisory Board considered a number of factors, which it viewed as generally supporting its determination, including, among others:

• the opportunity for VimpelCom to secure the advantages of scale and scope in a rapidly evolving and consolidating industry, by becoming a top-tier global telecoms company with a global footprint and a broad product range;

• the opportunity to position the company to take maximum advantage of the anticipated paradigm shift in the telecoms industry from voice to data;

• the opportunity to drive profitable growth by developing a balanced portfolio of high-quality assets with a broad presence in both mature and emerging and developing markets and by leveraging Wind Telecom’s experience in highly-developed data markets such as Italy and in low-cost under-penetrated mobile markets such as Pakistan and Bangladesh;

• the opportunity to acquire these assets on attractive financial terms which would allow the company to optimize its capital structure, minimize dilution for its shareholders and retain its dividend policy; and

• other factors described in “VimpelCom’s Reasons for the Transaction; Recommendation of VimpelCom’s Supervisory Board”.

Q:	Does VimpelCom’s Supervisory Board recommend approval of the proposals?

A:	Yes. The Supervisory Board recommends that you vote “FOR” each resolution. At the meeting of the Supervisory Board held on January 16, 2011, six of the nine directors on the Supervisory Board voted in favor of the Transaction and voted to recommend to shareholders approval of the Share Issuance Proposal and Authorized Share Capital Increase Proposal. These six directors included the three directors nominated by our shareholder Altimo and the three independent directors. The three directors nominated by our shareholder Telenor voted against the Transaction and against recommending that the shareholders vote in favor of the Share Issuance Proposal and Authorized Share Capital Increase Proposal.

Q:	What will be the composition of VimpelCom’s Supervisory Board following the Closing of the Transaction?

A:	Upon the Closing, the composition of VimpelCom’s Supervisory Board is not expected to change.

Q:	When do the parties expect to close the Transaction?

A:	The parties expect to close the Transaction in the first half of 2011, although there can be no assurance that the parties will be able to do so.

Q:	What other conditions must be satisfied to close the Transaction?

A:	Closing of the Transaction is subject to the approval by our shareholders of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal, receipt of regulatory approvals in Italy, Pakistan and Ukraine, the completion of actions and transactions required to be completed before Closing and as of Closing as set out in the Refinancing Plan, the execution and delivery of the Ancillary Agreements at Closing, the completion of the Wind Hellas Spin-Off from the Wind Telecom Group, the absence of any order enacted by any governmental entity, court or arbitration tribunal making the transfer of the Wind Telecom Shares to VimpelCom, the issuance of the VimpelCom common shares or VimpelCom convertible preferred shares or the completion of the spin-off transactions pursuant to the Spin-off Plan illegal or otherwise prohibiting such transfer or transactions, and other conditions to Closing described in “The Share Sale and Exchange Agreement — Conditions to Closing”.

Q:	What percentage of VimpelCom’s common shares and total voting shares will Weather II and the Wind Telecom Shareholders own, in the aggregate, after the Transaction?

A:	Based on VimpelCom’s capitalization as of January 31, 2011, the record date for the Special General Meeting (the “Record Date”), VimpelCom estimates that, assuming VimpelCom acquires 100% of the shares of Wind Telecom at Closing, following the Closing Weather II and the Wind Telecom Shareholders would own, in the aggregate, approximately 20.0% of the issued and outstanding VimpelCom common shares and approximately

30.6% of the issued and outstanding voting shares, and Telenor and Altimo would own approximately 31.7% and 31.4%, respectively, of the issued and outstanding VimpelCom common shares and approximately 25.0% and 31.0%, respectively, of the issued and outstanding voting shares. See “Risk Factors — Risk Factors Relating to the Transaction — Telenor opposes the Transaction and has challenged it” and “Risk Factors — Risk Factors Relating to the Transaction — If Telenor is successful in the Arbitration Proceedings, it could lead to significant dilution to VimpelCom’s minority shareholders”, for a description of Telenor’s challenge to the Transaction and possible further dilution if Telenor prevails in its challenge.

Q:	What shareholder vote is required to approve the proposals at the Special General Meeting and how many votes must be present to hold the meetings?

A:	The affirmative vote of a majority of the votes cast at the Special General Meeting, at which a quorum is present in accordance with VimpelCom’s bye-laws, is required to approve the Share Issuance Proposal and the Authorized Share Capital Increase Proposal. The quorum required at the Special General Meeting is two or more persons present in person at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus one voting share of the total issued voting shares in VimpelCom.

Q:	Am I entitled to dissenter rights?

A:	No. VimpelCom shareholders are not entitled to dissenter rights in connection with the actions to be taken at the Special General Meeting.

Q:	How do I vote my shares?

A:	Registered holders of VimpelCom shares — If you are a holder of record of VimpelCom shares, meaning that your name appears in VimpelCom’s Register of Members at the close of business on the Record Date, you will receive a proxy form from VimpelCom. Please mark, date and sign the form and return it in the envelope provided or vote your shares at the meeting. Proxy forms must be received on or before the voting deadline of March 16, 2011 at 10:00 a.m. Central European Time. Registered holders of VimpelCom shares can also vote at the meeting by ballot.

Registered holders of VimpelCom ADSs — If you are a holder of record of VimpelCom American Depository Shares (“VimpelCom ADSs”), meaning that your VimpelCom ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the Depositary at the close of business on the Record Date, you will receive a voting card from the Depositary with instructions on how to instruct the Depositary to vote the VimpelCom common shares represented by your VimpelCom ADSs. Please mark, date and sign the card and return it in the envelope provided. Voting cards must be received on or before the voting deadline fixed by the Depositary of March 11, 2011 at 5:00 p.m. New York Time.

Street name holders of VimpelCom ADSs — If you hold VimpelCom ADSs through a bank, broker or other nominee (in “street name”), you should receive a voting instruction form from your bank, broker or other nominee that you may use to instruct them on how to vote your VimpelCom ADSs. Your bank, broker or other nominee may allow for Internet and/or telephone voting. Please consult the voting instruction form received or your bank, broker or other nominee to determine if you can give voting instructions by Internet or telephone. If you cannot vote by Internet or telephone, please mark, date and sign the voting instruction form and return it in the envelope provided. Voting instruction forms must be received on or before the voting deadline fixed by the Depositary of March 11, 2011 at 5:00 p.m. New York Time.

See “The Special General Meeting”, for a discussion of voting procedures.

Q:	Can I attend the Special General Meeting?

A:	Attendance at our Special General Meeting is limited to our shareholders, holders of VimpelCom ADSs and their authorized representatives. All shareholders and VimpelCom ADS holders must bring an acceptable form of identification, such as a driver’s license or passport, in order to attend our Special General Meeting in person. In addition, if you hold VimpelCom ADSs in “street name” and would like to attend our Special General

Meeting, you will need to bring an account statement or other acceptable evidence of ownership of VimpelCom ADSs as of the close of business on the Record Date. Any representative of a shareholder who wishes to attend must present acceptable documentation evidencing his or her authority, acceptable evidence of ownership by the shareholder as described above and an acceptable form of identification. We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.

Q:	Can I vote my shares in person at the Special General Meeting?

A:	Registered holders of VimpelCom shares can vote at the Special General Meeting by ballot. If you are a VimpelCom ADS holder, you may not vote your shares in person at the Special General Meeting unless you obtain a “legal proxy” giving you the right to vote the shares at the Special General Meeting. Even if you plan to attend the Special General Meeting, we recommend that you also submit your proxy form, voting card or voting instructions as described in the proxy statement so that your vote will be counted if you later decide not to attend the meeting. See “The Special General Meeting”, for a discussion of voting procedures.

Q:	How will my shares be voted if I give my voting instruction?

If you give a proxy form, voting card or voting instruction, the shares represented by the proxy form, voting card or voting instruction will be voted or withheld from voting, in accordance with your instructions as indicated in the proxy form, voting card or voting instruction on each resolution. In the absence of instructions from you in the proxy form, voting card or voting instruction as to how you wish your votes to be cast, such share will be voted FOR all of the resolutions at the Special General Meeting in accordance with the Supervisory Board’s recommendation.

Q:	What effect do abstentions have on the proposals?

A:	Abstentions will be counted toward the presence of a quorum at, but will not be considered votes cast on any proposal brought before, the Special General Meeting.

Q:	What do I do if I want to change my vote?

A:	If you are a registered holder of VimpelCom shares, you can revoke your proxy by signing, dating and returning a completed proxy form with a later date or by attending the Special General Meeting and voting in person. If you are a registered holder of VimpelCom shares, your proxy forms must be received on or before the voting deadline of March 16, 2011 at 10:00 a.m. Central European Time.

If you are a registered VimpelCom ADS holder, voting cards must be received on or before the voting deadline fixed by the Depositary of March 11, 2011 at 5:00 p.m. New York Time. You may change your vote by following the instructions on your voting card to vote again. Registered VimpelCom ADS holders who need another copy of their voting card may call our proxy solicitor D. F. King & Co., Inc. toll-free from North America at +1 800 431 9645, toll-free from Continental Europe at 00800 5464 5464, or +1 212 269 5550 or +44 207 920 9700 (from other locations). Please note that the last instructions received by the Depositary by the voting deadline will be the voting instructions followed by the Depositary.

If you hold your VimpelCom ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee.

Q:	What if amendments are made to these matters or other business is brought before the Special General Meeting?

A:	The accompanying proxy form, voting card or voting instruction confers discretionary authority on the proxy holders who will vote your VimpelCom shares or the VimpelCom shares underlying your VimpelCom ADSs with respect to any amendments or variations to the matters identified in the notice of the Special General Meeting distributed to shareholders or other matters that may properly come before the Special General Meeting, and the named proxies will vote on such matters in accordance with their judgment.

Q:	What do I need to do now?

A:	You are urged to read carefully this proxy statement, including its annexes and any documents incorporated by reference into this proxy statement. You also may want to review the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors. Once you have considered all relevant information, you are encouraged to follow the voting instructions on the proxy form (if you are a registered holder of VimpleCom shares), or on the voting card provided to you by the Depositary (if you are a holder of record of VimpelCom ADSs) or the voting instruction form you receive from your bank, broker or other nominee (if you hold your VimpelCom ADSs in street name).

Q:	Whom can I contact with any additional questions?

A:	If you have additional questions about the proposals or the Transaction, if you would like additional copies of this proxy statement, or if you need assistance voting your VimpelCom common shares or VimpelCom ADSs, you should contact D. F. King & Co., Inc. by any of the following methods:

Mail

48 Wall Street, 22nd Floor New York, NY 10005 1 Ropemaker Street, 34th Floor London, EC2Y 9HT

Email

vimpelcom@dfking.com

Phone

+1 800 431 9645 (toll-free from North America) 00800 5464 5464 (toll-free from Continental Europe) +1 212 269 5550 (banks and brokers call collect) +44 207 920 9700 (from other locations)

Q:	Who pays for the cost of proxy preparation and solicitation?

A:	VimpelCom will bear the costs of this solicitation in connection with the Special General Meeting. Solicitation will be made by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person and may be made by VimpelCom’s directors, officers and employees, personally or by telephone or e-mail. Proxy forms, voting cards or voting instruction forms and materials will be distributed to registered holders of VimpelCom’s common shares by VimpelCom, to registered holders of VimpelCom ADSs through the Depositary and to beneficial owners of VimpelCom ADSs through brokers, custodians, nominees and other parties. VimpelCom expects to reimburse such parties for their charges and expenses.

VimpelCom has retained D. F. King & Co., Inc. to assist with soliciting shareholder proxies, and D. F. King & Co., Inc. will receive customary fees plus reimbursement of expenses.

Q:	Where can I find more information about VimpelCom?

A:	You can find more information about VimpelCom in the documents described under “Where You Can Find More Information”.

SUMMARY

Unless the context otherwise requires, references to “we,” “us”, “our”, “VimpelCom” or the “Company” refer to VimpelCom Ltd. This summary highlights selected information from this proxy statement but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement and any documents incorporated by reference into this proxy statement to understand the proposals and the terms of the Share Sale and Exchange Agreement (the “Share Sale and Exchange Agreement”), dated as of January 17, 2011, by and among VimpelCom, Wind Telecom S.p.A., which until December 30, 2010 was known as Weather Investments S.p.A (“Wind Telecom”), Weather Investments II S.à r.l. (“Weather II”) and the other shareholders of Wind Telecom that become party to the Share Sale and Exchange Agreement (the “Wind Telecom Shareholders”), pursuant to which at closing (the “Closing”) VimpelCom will acquire shares in Wind Telecom held by Weather II and the Wind Telecom Shareholders (the “Wind Telecom Shares”). In this proxy statement we refer to the transactions under the Share Sale and Exchange Agreement collectively as the “Transaction”.

The Parties to the Transaction

VimpelCom

The VimpelCom group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. We are headquartered in Amsterdam and have operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikstan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. Our operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom American Depositary Shares (“VimpelCom ADSs”) are listed on the New York Stock Exchange under the symbol “VIP”. VimpelCom, through its subsidiaries, had 92 million subscribers as of September 30, 2010.

Telenor ASA indirectly through its wholly owned subsidiary Telenor East Holdings II AS (collectively, “Telenor”) presently owns a 39.6% economic interest and 36.0% voting interest in VimpelCom, and Altimo Holdings & Investments Limited indirectly through its wholly owned subsidiary Altimo Cooperatief U.A. (collectively, “Altimo”) presently owns a 39.2% economic interest and 44.7% voting interest in VimpelCom.

Wind Telecom

The Wind Telecom group consists of telecommunications operators providing mobile, fixed, Internet and international communication services in Europe, North America, Africa, the Middle East and Asia. Wind Telecom owns 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”) which operates GSM networks in Italy, and 51.7% of Orascom Telecom Holding S.A.E. (“OTH”), which in turn operates GSM networks in Algeria, Bangladesh, Egypt, Pakistan, North Korea, Zimbabwe, Namibia, the Central African Republic and Burundi, and in Canada through its indirect equity ownership in Globalive Wireless. Wind Telecom, through its subsidiaries, had 117 million subscribers worldwide as of September 30, 2010 (excluding operations that have been divested since such date).

Wind Telecom is owned 67.02% by Weather II, which is itself owned by the members of the Sawiris family, 23.42% by certain private equity investors (“Wind Telecom Investors”), 1.81% by other Wind Telecom shareholders (“Wind Telecom Minority Shareholders”) and 7.76% by its 99.99% subsidiary Wind Acquisition Holdings Finance S.p.A. (“WAHF”). Excluding the Wind Telecom shares held by WAHF, Wind Telecom is owned 72.65% by Weather II, 25.39% by the Wind Telecom Investors and 1.96% by the Wind Telecom Minority Shareholders.

See “Description of the Business of Wind Telecom”, for more information.

The Transaction

General Description

On January 17, 2011, VimpelCom entered into the Share Sale and Exchange Agreement with Wind Telecom and Weather II. Subject to the approval of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal and satisfaction or waiver of the other conditions specified in the Share Sale and Exchange Agreement, at Closing VimpelCom will acquire the Wind Telecom Shares in exchange for a combination of cash, common shares and convertible preferred shares. Pursuant to the Share Sale and Exchange Agreement, VimpelCom is not required to close unless it will acquire at Closing shares representing at least 98.04% of Wind Telecom’s share capital (excluding shares held by Wind Telecom’s subsidiary, WAHF). At or after Closing, Wind Telecom’s interests in certain assets will be transferred to Weather II, or if such transfers cannot be effected, VimpelCom will make certain cash payments to Weather II, as described in “The Spin-Off Plan”. Prior to Closing, Weather Finance I S.à r.l. and Hellas Telecommunications S.à r.l. and each of their subsidiaries (the “Wind Hellas Group”), which includes Wind Hellas Telecommunications S.A. (“Wind Hellas”), together with all assets and liabilities of the Wind Hellas Group will be disposed of (the “Wind Hellas Spin-off”).

See “The Transaction — General Background and Description”, for more information.

Reasons for the Transaction; Recommendation of the VimpelCom Supervisory Board

In evaluating the Share Sale and Exchange Agreement, VimpelCom’s Supervisory Board consulted with VimpelCom’s management and its legal and financial advisors, and, in reaching its decision to approve the Share Sale and Exchange Agreement and recommend that the shareholders of VimpelCom vote in favor of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal, the Supervisory Board considered a number of factors, which it viewed as generally supporting its determination, including, among others:

•	the opportunity for VimpelCom to secure the advantages of scale and scope in a rapidly evolving and consolidating industry, by becoming a top-tier global telecoms company with a global footprint and a broad product range;

•	the opportunity to position the company to take maximum advantage of the anticipated paradigm shift in the telecoms industry from voice to data;

•	the opportunity to drive profitable growth by developing a balanced portfolio of high-quality assets with a broad presence in both mature and emerging and developing markets and by leveraging Wind Telecom’s experience in highly-developed data markets such as Italy and in low-cost under-penetrated mobile markets such as Pakistan and Bangladesh;

•	the opportunity to acquire these assets on attractive financial terms which would allow the company to optimize its capital structure, minimize dilution for its shareholders and retain its dividend policy; and

•	other factors described in “VimpelCom’s Reasons for the Transaction; Recommendation of VimpelCom’s Supervisory Board”.

In connection with the Transaction, VimpelCom engaged UBS Investment Bank (“UBS”) and Deutsche Bank (“Deutsche Bank”) to act as its financial advisors. Additionally, Citigroup Global Markets (“Citi”) acted as financial advisor to the Supervisory Board of VimpelCom.

The Special General Meeting

We will hold a special general meeting of shareholders of VimpelCom (the “Special General Meeting”) on March 17, 2011 at 10 a.m. Central European Time for the following purposes:

(1) to approve, for the purposes of bye-law 55.4(f) of the bye-laws of VimpelCom, the issuance by VimpelCom of up to 325,639,827 common shares of VimpelCom and of 305,000,000 convertible preferred shares of VimpelCom pursuant to the terms of the Share Sale and Exchange Agreement relating to the acquisition by VimpelCom of Wind Telecom approved by the Supervisory Board on January 16, 2011 (the “Share Issuance Proposal”); and

(2) to increase the authorized share capital of VimpelCom to US$3,114,171.83 by the creation of 630,639,827 new common shares of par value US$0.001 each in VimpelCom and of 305,000,000 new convertible preferred shares of par value US$0.001 each in VimpelCom, the new shares having the rights and being subject to the conditions set out in the VimpelCom bye-laws (the “Authorized Share Capital Increase Proposal”).

The VimpelCom convertible preferred shares to be issued to Weather II and the Wind Telecom Shareholders may be converted into VimpelCom common shares any time between 2.5 years and 5 years after their issuance at a price based on the NYSE price for VimpelCom ADSs. Pursuant to VimpelCom’s bye-laws, VimpelCom must reserve and keep available out of its authorized but unissued common shares not less than the number of common shares issuable on conversion of its convertible preferred shares outstanding. Accordingly, the Authorized Share Capital Increase Proposal contemplates the creation of not only the shares to be issued pursuant to the Share Issuance Proposal, but also an additional 305,000,000 common shares issuable on conversion of the convertible preferred shares being issued at Closing.

Registered holders of record of VimpelCom shares will be entitled to vote at the Special General Meeting or any adjournement or postponement thereof. You are the registered holder of record of VimpelCom shares if your VimpelCom shares are registered in your name on VimpelCom’s Register of Members at the close of business on January 31, 2011, the record date for the Special General Meeting (the “Record Date”). Holders of record of VimpelCom shares will receive a proxy card from VimpelCom and will be entitled to vote by mail or at the Special General Meeting.

Holders of record of VimpelCom ADSs will be entitled to instruct the Bank of New York Mellon, the depositary for the VimpelCom ADSs (the “Depositary”), as to the exercise of voting rights pertaining to the VimpelCom common shares represented by such holder’s VimpelCom ADSs. You are a holder of record of VimpelCom ADSs if your VimpelCom ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the Depositary at the close of business on the Record Date. Holders of record of VimpelCom ADSs will receive a voting card from the Depositary with instructions on how to instruct the Depositary to vote the VimpelCom common shares represented by such holder’s VimpelCom ADSs.

If you hold VimpelCom ADSs through a bank, broker or other nominee in “street name”, you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VimpelCom ADSs to be voted. See “The Special General Meeting”, for more information.

The Share Sale and Exchange Agreement

On January 17, 2011, VimpelCom entered into the Share Sale and Exchange Agreement with Wind Telecom and Weather II pursuant to which the parties agreed to effect the Transaction on and subject to the terms of the Share Sale and Exchange Agreement. The following is a summary of certain provisions of the Share Sale and Exchange Agreement and does not purport to be complete. See “The Share Sale and Exchange Agreement”.

The Transaction Consideration

Under the terms of the Share Sale and Exchange Agreement, at Closing VimpelCom will acquire the Wind Telecom Shares for consideration consisting of the following: (i) up to 325,639,827 VimpelCom common shares, (ii) 305,000,000 VimpelCom convertible preferred shares, and (iii) up to $1.495 billion in cash. See “The Share Sale and Exchange Agreement — The Transaction Consideration”. As additional consideration, at or after Closing, Wind Telecom’s interest in certain assets will be transferred to Weather II, or if such transfers cannot be effected, VimpelCom will make certain cash payments to Weather II as described in “The Spin-Off Plan”.

Dividends

Under the terms of the Share Sale and Exchange Agreement, Weather II and the Wind Telecom Shareholders irrevocably direct VimpelCom not to make payment to them of dividends declared during or with respect to the 2010 financial year on VimpelCom common shares. This direction only applies to the first US$850 million declared and paid out with respect to the 2010 financial year. Prior to entering into the Share Sale and Exchange Agreement VimpelCom had already declared and paid out US$600 million in interim dividends with respect to the 2010 financial year. The Share Sale and Exchange Agreement further provides that VimpelCom will declare US$850 million (hence a further $250 million) in interim dividends on VimpelCom common shares in respect of the 2010 financial year, but other than with respect to those dividends, VimpelCom is not permitted to set as a record date for any additional dividends to holders of VimpelCom common shares any date occurring prior to June 1, 2011. See “The Share Sale and Exchange Agreement — Covenants — Dividends”.

Restrictions on Solicitation

Under the terms of the Share Sale and Exchange Agreement, from the time the Share Issuance Proposal and the Authorized Share Capital Increase Proposal approved by VimpelCom shareholders (the “Obligation Date”) until Closing, VimpelCom covenants not to, and to not permit any of its officers, directors, affiliates, agents or representatives to, solicit, initiate, encourage, conduct or engage in any discussions, or enter into any agreement or understanding, with any other person or entity relating to the merger, business combinations, recapitalization or similar corporate event involving VimpelCom or any of its subsidiaries or relating to the sale of any of the shares or capital stock of VimpelCom or any of its subsidiaries or any material portion of the assets of VimpelCom or any of its subsidiaries. Wind Telecom and Weather II make the same covenant. See “The Share Sale and Exchange Agreement — Covenants — Restrictions on Solicitation”.

Conditions to Closing

The respective obligation of each party to close the transactions contemplated by the Share Sale and Exchange Agreement is subject to the satisfaction or waiver of the following conditions:

•	no governmental entity, court or arbitration tribunal will have enacted, promulgated, enforced or entered any statute, rule, regulation, injunction or other order that makes the transfer of the Wind Telecom Shares to VimpelCom, the issuance of VimpelCom common shares or VimpelCom convertible preferred shares or payment of the cash consideration to Weather II and the Wind Telecom Shareholders or the completion of the spin-off transactions pursuant to the Spin-Off Plan illegal or otherwise prohibiting such transfer and transactions;

•	all consents required under the competition and antitrust laws of Ukraine, Pakistan and Italy and the approval of the Pakistan Telecommunications Authority will have been obtained (including the termination of any applicable waiting periods) without material conditions or restrictions;

•	shareholder approval of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal will have been obtained; and

•	the actions and transactions that are required to be completed before Closing and as of Closing as set out in the Refinancing Plan will have been completed.

Other conditions to Closing are described in “The Share Sale and Exchange Agreement — Conditions to Closing”.

Termination of the Share Sale and Exchange Agreement

The Share Sale and Exchange Agreement may be terminated, at any time prior to the Closing date,

•	by mutual written consent of the boards of directors, or equivalent governing bodies, of Wind Telecom and VimpelCom;

•	by either Wind Telecom or VimpelCom at any time on or prior to the Obligation Date;

•	by either Wind Telecom or VimpelCom if Closing shall not have occurred on or prior to June 30, 2011; and

•	by either Wind Telecom or VimpelCom if any governmental entity, court or arbitration tribunal has enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the transfer of the Wind Telecom Shares, the issuance of VimpelCom shares or payment of cash consideration to Weather II and the Wind Telecom Shareholders or completion of the spin-off transactions pursuant to the Spin-Off Plan illegal or otherwise prohibiting consummation of such transfers and transaction and such statute, rule, regulation, injunction or other order has become final and non-appealable.

The Share Sale and Exchange Agreement does not impose any break fee on the terminating party.

See “The Share Sale and Exchange Agreement — Termination of the Share Sale and Exchange Agreement”.

Effects of Termination

If either Wind Telecom or VimpelCom validly terminates the Share Sale and Exchange Agreement, the Share Sale and Exchange Agreement will terminate and have no further effect, except for certain provisions that survive such termination. Except with respect to termination by Wind or VimpelCom prior to the Obligation Date, no party will be relieved or released from any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or wilful and material breach.

The Refinancing Plan

In connection with the Transaction, the parties have agreed a refinancing plan (the “Refinancing Plan”). The Refinancing Plan covers financings by VimpelCom to fund the Transaction and refinancings by Wind Telecom entities primarily to obtain consent for a change of control on Closing and also to modify other covenants and refinance debt either to obtain more favorable terms or to extend its maturity. Under the terms of the Share Sale and Exchange Agreement, Wind Telecom, Weather II and VimpelCom must use their reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to effect the Refinancing Plan. See “The Refinancing Plan”.

The Spin-Off Plan

As part of the Transaction, the parties have agreed a plan pursuant to which Wind Telecom’s interest in certain assets of the Wind Telecom group will be transferred to Weather II at or following Closing (“Spin-Off Plan”). The Spin-Off Plan also provides that if such transfers cannot be effected, VimpelCom will make certain cash payments to Weather II. Under the terms of the Share Sale and Exchange Agreement, Wind Telecom, Weather II and VimpelCom must use their reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to effect the Spin-Off Plan. See “The Spin-Off Plan”.

The MobiNil/ECMS Plan

In connection with the Transaction, the parties have agreed a plan relating to the exercise of control over OTH’s shares in MobiNil Telecommunications S.A.E. (“MobiNil”) and the Egyptian Company for Mobile Services (“ECMS”), which plan is referred to in this proxy statement as the “MobiNil/ECMS Plan”. Under the terms of the Share Sale and Exchange Agreement, Wind Telecom, Weather II and VimpelCom must use their reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to effect the MobiNil/ECMS Plan. See “The MobiNil/ECMS Plan”.

The Ancillary Agreements

Pursuant to the Share Sale and Exchange Agreement, the parties are to enter into the following agreements at Closing:

•	an interim control agreement among OTH, Wind Telecom and VimpelCom (the “Interim Control Agreement”), which contains the MobiNil/ECMS Plan;

•	a lock-up agreement between Weather II and VimpelCom (the “Lock-Up Agreement”);

•	a share escrow agreement between Weather II and VimpelCom (the “Share Escrow Agreement”);

•	a registration rights agreement between Weather II and VimpelCom (the “Weather II Registration Rights Agreement”);

•	a framework agreement among Wind International Services S.p.A (“WIS”), one of the entities being transferred to Weather II pursuant to the Spin-Off Plan, Weather II and VimpelCom (the “WIS Framework Agreement”);

•	a value sharing agreement between Weather II and VimpelCom (the “Algerian Value Sharing Agreement”);

•	a separation agreement with respect to OTH, among OTH, Wind Telecom, Weather II and VimpelCom (the “OTH Separation Agreement”); and

•	a separation agreement with respect to Wind Italy among Wind Italy, Wind Telecom, Weather II and VimpelCom (the “Wind Separation Agreement”).

The Interim Control Agreement, the Lock-Up Agreement, the Share Escrow Agreement, the Weather II Registration Rights Agreement, the WIS Framework Agreement, the Algerian Value Sharing Agreement, the OTH Separation Agreement and the Wind Separation Agreement are referred to in this proxy statement collectively as the “Ancillary Agreements”. See “Ancillary Agreements”.

Regulatory Matters

The Closing of the Transaction is subject to consent from the competition law authorities in the Ukraine, Italy and Pakistan. The Closing of the Transaction is also subject to the approval of the Pakistan Telecommunications Authority. See “The Share Sale and Exchange Agreement — Conditions to Closing” and “Regulatory Matters”.

Risk Factors

In deciding whether to vote your shares in favor of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal, you should consider the risks described under “Risk Factors” and in Annex A and Annex B.

THE SPECIAL GENERAL MEETING

This proxy statement is being provided to the VimpelCom shareholders and holders of VimpelCom ADSs in connection with the solicitation of proxies and voting instructions by VimpelCom’s Supervisory Board to be voted at the Special General Meeting.

Date, Time and Place

The Special General Meeting will be held on March 17, 2011 at 10 a.m. Central European Time at Claude Debussylaan 15, 1082 MC Amsterdam, The Netherlands. The Special General Meeting was convened by a notice issued by VimpelCom on January 17, 2011.

Purpose of the Special General Meeting

At the Special General Meeting, VimpelCom shareholders will be asked to consider and vote on the following proposals:

(1) to approve, for the purposes of bye-law 55.4(f) of the bye-laws of VimpelCom, the issuance by VimpelCom of up to 325,639,827 common shares of VimpelCom and of 305,000,000 convertible preferred shares of VimpelCom pursuant to the terms of the Share Sale and Exchange Agreement relating to the acquisition by VimpelCom of Wind Telecom approved by the Supervisory Board on January 16, 2011 (the “Share Issuance Proposal”); and

(2) to increase the authorized share capital of VimpelCom to US$3,114,171.83 by the creation of 630,639,827 new common shares of par value US$0.001 each in VimpelCom and of 305,000,000 new convertible preferred shares of par value US$0.001 each in VimpelCom, the new shares having the rights and being subject to the conditions set out in the VimpelCom bye laws (the “Authorized Share Capital Increase Proposal”).

The VimpelCom convertible preferred shares to be issued to Weather II and the Wind Telecom Shareholders may be converted into VimpelCom common shares any time between 2.5 years and 5 years after their issuance at a price based on the NYSE price for VimpelCom ADSs. Pursuant to VimpelCom’s bye-laws, VimpelCom must reserve and keep available out of its authorized but unissued common shares not less than the number of common shares issuable on conversion of its convertible preferred shares outstanding. Accordingly, the Authorized Share Capital Increase Proposal contemplates the creation of not only the shares to be issued pursuant to the Share Issuance Proposal, but also an additional 305,000,000 common shares issuable on conversion of the convertible preferred shares being issued.

AFTER CAREFUL CONSIDERATION OF THE TRANSACTION, THE VIMPELCOM SUPERVISORY BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE SHARE ISSUANCE PROPOSAL AND THE AUTHORIZED SHARE CAPITAL INCREASE PROPOSAL.

Record Date and Shares Entitled to Vote

Registered holders of record of VimpelCom shares will be entitled to vote at the Special General Meeting or any adjournment or postponement thereof. You are the registered holder of record of VimpelCom shares if your VimpelCom shares are registered in your name on VimpelCom’s Register of Members at the close of business on the Record Date. Holders of record of VimpelCom shares will receive a proxy card from VimpelCom and will be entitled to vote by mail or at the Special General Meeting.

Holders of record of VimpelCom ADSs will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the VimpelCom common shares represented by such holder’s VimpelCom ADSs. You are a holder of record of VimpelCom ADSs if your VimpelCom ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the Depositary at the close of business on the Record Date. If you are a holder of record of VimpelCom ADSs, you will receive a voting card from the Depositary with instructions on how to instruct the Depositary to vote the VimpelCom common shares represented by your VimpelCom ADSs.

If you hold VimpelCom ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VimpelCom ADSs to be voted.

Registered holders of VimpelCom shares can vote at the Special General Meeting by ballot. If you are a VimpelCom ADS holder, you may not vote your shares in person at the Special General Meeting unless you obtain a “legal proxy” giving you the right to vote the shares at the Special General Meeting. Even if you plan to attend the Special General Meeting, we recommend that you also submit your proxy form, voting card or voting instructions as described in the proxy statement so that your vote will be counted if you later decide not to attend the meeting.

A quorum for the transaction of business at the Special General Meeting is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus one voting share of the total issued voting shares in VimpelCom at the time.

Pursuant to the VimpelCom bye-laws, the approval of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal are each subject to the affirmative vote of a simple majority of the votes cast.

In the event a quorum is not present at the Special General Meeting, then the Special General Meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine.

Abstentions will be counted toward the presence of a quorum at, but will not be considered votes cast on any proposal brought before, the Special General Meeting.

If you are a registered holder of VimpelCom shares, you may change your vote by signing, dating and returning a completed proxy form with a later date on or before the voting deadline of March 16, 2011 at 10:00 a.m. Central European Time or by attending the Special General Meeting and voting in person. If you are a VimpelCom ADS holder, you may change your vote at any time before the voting deadline of 5:00 p.m. New York Time on March 11, 2011. If you hold your VimpelCom ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of VimpelCom shares or VimpelCom ADSs who need another copy of their voting card or proxy form may contact D. F. King & Co., Inc. by any of the following methods:

Mail

48 Wall Street, 22nd Floor
New York, NY 10005

1 Ropemaker Street, 34th Floor
London, EC2Y 9HT

Email

vimpelcom@dfking.com

Phone

+1 800 431 9645 (toll-free from North America)
00 800 5464 5464 (toll-free from Continental Europe)
+1 212 269 5550 (banks and brokers call collect)
+44 207 920 9700 (from other locations)

THE TRANSACTION

General Background and Description

On October 4, 2010, following the unanimous approval of VimpelCom’s Supervisory Board, VimpelCom entered into an agreement (the “Original Agreement”) with Wind Telecom and Weather II pursuant to which VimpelCom would acquire the shares of Wind Telecom held by Weather II and the shares of any minority investors in Wind Telecom that become party to the Original Agreement in exchange for consideration consisting of 325,639,827 newly issued VimpelCom common shares, US$1.8 billion in cash and the spin-off of certain assets. The Original Agreement remained subject, among other things, to final board approval of certain ancillary agreements, including an amended shareholders agreement among Altimo, Telenor and VimpelCom, with Weather II joining as a party. It was intended that the amended shareholders agreement would provide for Weather II to nominate two members to an enlarged VimpelCom Supervisory Board of eleven members, while Telenor and Altimo would each continue to nominate three members, and with three members continuing to be unaffiliated with any major shareholder.

Following the October 4, 2010 Supervisory Board meeting, VimpelCom, Weather II, Wind Telecom, Telenor and Altimo continued the negotiation of the relevant ancillary agreements in an effort to bring them to the Supervisory Board for final approval at a scheduled December 20, 2010 board meeting.

On December 19, 2010, Telenor delivered a letter to VimpelCom’s Chairman of the Supervisory Board stating, among other things, that, in its capacity as a shareholder of VimpelCom, Telenor did not support the proposed transaction with Weather II and Wind Telecom. On the morning of December 20, 2010, Telenor publicly announced its position.

On December 20, 2010, with a vote of six of its nine directors, the Supervisory Board approved the combination of VimpelCom and Wind Telecom as contemplated by the Original Agreement, including the non-shareholder related ancillary agreements which had been negotiated following the October 4, 2010 Supervisory Board meeting. The three members of the Supervisory Board who were nominated by Telenor voted against the combination, including the ancillary agreements. At the December 20, 2010 meeting, the Supervisory Board did not take a decision on the shareholder related agreements, including the amended shareholders agreement, due to Telenor’s publicly stated position that, in its capacity as a shareholder of VimpelCom, it did not support the transaction on the terms proposed. See “Risk Factors — Risk Factors Relating to the Transaction — Telenor opposes the Transaction and has challenged it”.

In connection with its December 20, 2010 approval, VimpelCom’s Supervisory Board authorized VimpelCom’s CEO to review and take into account the rights and obligations of the parties under the current VimpelCom Shareholders Agreement and bye-laws, and to negotiate further with Wind Telecom and Weather II the terms and conditions under which they would be willing to enter into a revised transaction, taking into account that the shareholder related agreements with Telenor were unlikely to be signed and delivered. The Supervisory Board further instructed VimpelCom’s CEO to bring such revised terms, if any, back to it for consideration and approval.

On January 16, 2011, VimpelCom’s Supervisory Board considered the revised terms and conditions, which had been negotiated following the December 20, 2010 Supervisory Board approval. With a vote of six of its nine directors — the three directors nominated by Telenor voting against — the Supervisory Board approved the Transaction. The revised terms and conditions were embodied in the Share Sale and Exchange Agreement, which the parties entered into on January 17, 2011. See “The Share Sale and Exchange Agreement”.

Subject to the approval of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal and the satisfaction or waiver of the other conditions specified in the Share Sale and Exchange Agreement, at Closing VimpelCom will acquire up to 100% of the share capital of Wind Telecom. Under the Share Sale and Exchange Agreement, VimpelCom is not required to close unless it will acquire at Closing shares representing at least 98.04% of Wind Telecom’s share capital (excluding shares held by Wind Telecom’s subsidiary, WAHF), which as of October 4, 2010, the date of the Original Agreement, were held by Weather II and certain private equity investors. VimpelCom will acquire these shares in exchange for consideration consisting of (i) up to 325,639,827 newly issued VimpelCom common shares, (ii) 305,000,000 newly issued convertible preferred shares and (iii) up to US$1.495 billion in cash. No amended shareholders agreement will be entered into and, as a consequence, it is expected that the composition of VimpelCom’s Supervisory Board will not change upon the Closing of the Transaction. See “The Share Sale and Exchange Agreement — The Transaction Consideration”.

At or after Closing, Wind Telecom’s interests in certain assets, which principally comprise OTH’s investments in Egypt and North Korea and certain non-core Wind Italy assets, will be transferred to Weather II, or if such transfers cannot be effected, VimpelCom will make certain cash payments to Weather II as described in “The Spin-Off Plan”.

The Wind Hellas Group, which includes Wind Telecom’s Greek operating subsidiary, is excluded from the Transaction.

VimpelCom’s Reasons for the Transaction; Recommendation of VimpelCom’s Supervisory Board

In reaching its decision to approve the Share Sale and Exchange Agreement on January 16, 2011, and to recommend that shareholders of VimpelCom vote in favor of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal, VimpelCom’s Supervisory Board considered a number of factors, including the ones discussed in the following paragraphs, among others. In light of the number and wide variety of factors considered in connection with its evaluation of the Transaction, the Supervisory Board did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determination. Rather, the Supervisory Board made its recommendation based on the totality of information presented to, and the investigation conducted by or at the direction of, the Supervisory Board. In addition, individual directors may have given different weight to different factors. This explanation of VimpelCom’s reasons for the Transaction and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements”.

In evaluating the Share Sale and Exchange Agreement, VimpelCom’s Supervisory Board consulted with VimpelCom’s management and its legal and financial advisors, and, in reaching its decision to approve the Share Sale and Exchange Agreement and recommend that the shareholders of VimpelCom vote in favor of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal, the Supervisory Board considered a number of factors, which it viewed as generally supporting its determination, including, among others:

•	the opportunity for VimpelCom to secure the advantages of scale and scope in a rapidly evolving and consolidating industry, by becoming a top-tier global telecoms company with a global footprint and a broad product range;

•	the opportunity to position the company to take maximum advantage of the anticipated paradigm shift in the telecoms industry from voice to data;

•	the opportunity to drive profitable growth by developing a balanced portfolio of high-quality assets with a broad presence in both mature and emerging and developing markets and by leveraging Wind Telecom’s experience in highly-developed data markets such as Italy and in low-cost under-penetrated mobile markets such as Pakistan and Bangladesh;

•	the opportunity to acquire these assets on attractive financial terms which would allow the company to optimize its capital structure, minimize dilution for its shareholders and retain its dividend policy;

•	the complementary nature of VimpelCom’s and Wind Telecom’s businesses and potential cost saving and other synergy opportunities, as well as the related potential positive impact on the combined company’s financial results and prospects;

•	its knowledge of VimpelCom’s business, operations, financial condition, earnings and prospects and of its industry, as well as its understanding of Wind Telecom’s business, operations, financial condition, earnings and prospects, taking into account the results of its due diligence review of Wind Telecom;

•	its knowledge of the current environment in the mobile telecommunications industry generally, including economic conditions, competitive pressures, and the impact of these factors on VimpelCom’s potential growth, development and strategic options;

•	the risks posed by the Algerian Government’s tax claims against Orascom Telecom Algeria (“OTA”) and the possibility that it may unilaterally purchase OTA, and the allocation of such risks in the Algerian Value Sharing Agreement (see “The Transaction — Algerian Value Sharing Arrangement”);

•	the risks associated with the fact that Wind Telecom is highly leveraged and has significant debt servicing obligations, and the likelihood of the refinancing arrangements set out in the Share Sale and Exchange Agreement and the Refinancing Plan to help mitigate these risks and provide a more attractive debt profile for the combined company (See “The Refinancing Plan”);

•	the risks associated with the outstanding tax claims from the Italian taxing authority and provisions in the Share Sale and Exchange Agreement that allocate liability for such claims among the parties (see “The Share Sale and Exchange Agreement — Indemnification”); and

•	the regulatory and other approvals required in connection with the Transaction and the likelihood that such approvals would be received in a timely manner and without unacceptable conditions (see “Risk Factors — Risk Factors Relating to the Transaction — The Transaction is subject to satisfaction or waiver of several conditions.”).

In connection with the Transaction, VimpelCom engaged UBS and Deutsche Bank to act as its financial advisors. Additionally, Citi acted as financial advisor to the Supervisory Board of VimpelCom.

On the basis of the above and other factors, VimpelCom’s Supervisory Board recommends that VimpelCom shareholders vote “FOR” the Share Issuance Proposal and the Authorized Share Capital Increase Proposal.

Algerian Value Sharing Arrangement

Notwithstanding the Algerian Government’s ongoing measures against OTA, OTA remains a strategically important asset for VimpelCom. VimpelCom is therefore interested in exploring with the Algerian Government a resolution which would allow VimpelCom to retain OTA following completion of the Transaction.

In the event that such a resolution is not possible within a reasonable time frame, VimpelCom has sought to lessen its financial exposure to the situation surrounding OTA. Toward that end, upon Closing of the Transaction, VimpelCom and Weather II will enter into the Algerian Value Sharing Agreement. The Algerian Value Sharing Agreement gives VimpelCom the option, which can be exercised by VimpelCom at any time within six months following the Closing of the Transaction, to choose to apply the value sharing arrangement contained therein with Weather II with respect to OTH’s shareholding in OTA.

This value sharing arrangement would involve cash payments from one party to the other based on certain formulae linked to an agreed implied equity value of VimpelCom’s see through ownership of OTA (Wind Telecom owns 51.7% of OTH which in turn owns 96.8% of OTA) (the “Agreed OTA Equity Value”) under various scenarios. In particular, the arrangement provides for financial losses or gains, with reference to the Agreed OTA Equity Value, arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of the disputes between OTA and the Algerian Government to be shared in certain proportions between VimpelCom and Weather II. Weather II would be responsible for the substantial majority of the financial loss below the Agreed OTA Equity Value and would receive the substantial majority of the financial gain above the Agreed OTA Equity Value.

Interests of Certain Persons in the Transaction

Pursuant to a Share Sale and Purchase Agreement dated January 4, 2010 as amended, our Chief Executive Officer, Alexander Izosimov, is entitled to beneficially receive up to 600,000 common shares in VimpelCom as a result of the Closing of the Transaction.

On January 10, 2011, Altimo informed us that an affiliate of Altimo owns an indirect equity interest with a market value as of January 7, 2010 of approximately US$27.7 million in OTH. See “Risk Factors — Risk Factors Relating to the Transaction — Telenor opposes the Transaction and has challenged it”.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of VimpelCom is being provided to give a better understanding of what VimpelCom’s results of operations and financial position might have looked like had the pro forma adjustment transactions occurred on an earlier date. The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined income statements (“Unaudited Pro Forma Condensed Combined Financial Information”) of VimpelCom are presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had these acquisitions been completed at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. The pro forma adjustments are based upon available information and certain assumptions that VimpelCom believes to be reasonable. These adjustments could materially change as both the determination of purchase price and the allocation of the purchase price for Wind Telecom has not been finalized. Accordingly, there can be no assurance that the final allocation of purchase price will not differ from the preliminary allocation reflected in the Unaudited Pro Forma Condensed Combined Financial Information.

The Unaudited Pro Forma Condensed Combined Financial Information gives effect to the following transactions as if they occurred on January 1, 2009 for the pro forma condensed combined statements of income and as if they occurred on September 30, 2010 for the pro forma condensed combined balance sheet:

•	Acquisition by VimpelCom of Wind Telecom, including 100% of Wind Italy and 51.7% of OTH adjusted for certain assets and liabilities not acquired; and

•	Financing the acquisition of Wind Telecom, along with the refinancing of certain pre-existing debt due to requirements included in the Share Sale and Exchange Agreement.

Further to the above, the Unaudited Pro Forma Condensed Combined Financial Information reflects the following adjustments:

•	Acquisition by VimpelCom, accounting successor of OJSC VimpelCom, of Kyivstar CJSC (“Kyivstar”), as if it occurred on January 1, 2009. The VimpelCom balance sheet and income statement reflect this acquisition from April 21, 2010;

•	Consolidation of Sky Mobile for the year ending December 31, 2009, which was already reflected in the VimpelCom balance sheet and income statement since January 1, 2010.

On April 21, 2010, following the successful completion of VimpelCom’s exchange offer for common and American depositary shares of OJSC VimpelCom, VimpelCom’s two strategic shareholders completed the acquisition of Kyivstar by VimpelCom. This transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). Therefore, the financial results of Kyivstar have been included in the consolidated financial results of the Company since April 21, 2010. The financial results for the periods prior to April 21, 2010 represent the historical financial results of OJSC VimpelCom.

Effective January 1, 2010, OJSC VimpelCom consolidated Sky Mobile under the revised provisions of ASC 810, Consolidation. Accordingly, the impact of consolidating this entity has been reflected in the Unaudited Pro Forma Condensed Combined Financial Information as if Sky Mobile was consolidated effective January 1, 2009.

At the Closing of the Transaction, VimpelCom will own, through Wind Telecom, 51.7% of OTH and 100% of Wind Italy. Under the terms of the Share Sale and Exchange Agreement, Wind Telecom Shareholders will contribute to VimpelCom their shares in Wind Telecom in exchange for a consideration consisting of up to 325,639,827 newly issued VimpelCom common shares, 305,000,000 convertible preferred shares, up to US$1.495 billion in cash and certain assets that will be demerged from OTH and from Wind Italy. The Wind Telecom interests in these assets, which principally comprise OTH’s investments in Egypt and North Korea and certain non-core Wind Italy assets including WIS, will be transferred to Weather II. The convertible preferred shares do not have rights to dividends, but do have voting rights. Each convertible preferred share may be converted into a common share any time between 2.5 years and 5 years after its issuance at a price based on the NYSE price for VimpelCom ADSs. The Wind Hellas Group is entirely excluded from the Transaction and the Unaudited Pro Forma

Condensed Combined Financial Information. Orascom Telecom Tunisia, which was recently sold by Wind Telecom, is treated as an asset held for sale in the unaudited pro forma combined balance sheet and excluded from the unaudited pro forma combined income statement. The Transaction will be accounted for using the purchase method of accounting in accordance with ASC 805, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the Closing date of the Transaction.

VimpelCom will finance the cash portion of the purchase consideration through debt arrangements to be entered into. Further, per the terms of the Share Sale and Exchange Agreement, VimpelCom is required to refinance certain pre-existing debt of Wind Telecom, due to change in control provisions triggered by Transaction. See “The Refinancing Plan”.

The pro forma adjustments to the Unaudited Pro Forma Condensed Combined Financial Information are limited to those that are (1) directly attributable to the pro forma adjustment transactions, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The Unaudited Pro Forma Condensed Combined Financial Information does not reflect, for example:

•	any integration costs that may be incurred as a result of the implementation of VimpelCom’s strategy;

•	any synergies, operating efficiencies and cost savings that may result from implementation of VimpelCom’s strategy;

•	any benefits that may be derived from VimpelCom’s growth prospects; or

•	changes in rates for services or exchange rates subsequent to the dates of the Unaudited Pro Forma Condensed Combined Financial Information.

VimpelCom has not commenced or implemented any integration initiatives or actions with respect to Wind Telecom. Accordingly, additional liabilities may be incurred in connection with the implementation of VimpelCom’s strategy for the combined companies or the completion of the Transaction.

The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with the notes thereto as well as the historical annual consolidated financial statements of VimpelCom and Wind Telecom. For historical annual consolidated financial statements of VimpelCom, see “Where You Can Find More Information”. The historical annual consolidated financial statements of Wind Telecom are included in F-pages to this proxy statement.

The Unaudited Pro Forma Condensed Combined Financial Information is prepared in accordance with U.S. GAAP and is presented in U.S. dollars and has been derived from the OJSC VimpelCom financial statements, prepared in accordance with U.S. GAAP and the Kyivstar financial statements, prepared in accordance with International Financial Reporting Standards, as issued by the IASB (“IFRS”), and presented in Ukrainian hryvnia. The historical Kyivstar amounts reflected in the Unaudited Pro Forma Condensed Combined Financial Information have been derived from the Kyivstar financial statements prepared under IFRS, and reconciled to U.S. GAAP, as further discussed below in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information. The historical Wind Telecom combined financial statements reflected in the Unaudited Pro Forma Condensed Combined Financial Information have been derived from the Wind Telecom combined financial statements prepared under IFRS, and reconciled to U.S. GAAP, as further discussed below in Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information.

VIMPELCOM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2010
(in millions of U.S. Dollars, unless otherwise noted)

	U.S. GAAP Historical				Pro Forma adjustments											Pro Forma
					Wind Telecom’s			Acquisition of								Combined
	Vimpelcom		Wind Telecom		Sale of			Wind			Financing			Other		VimpelCom
	Ltd		Combined		Tunisia			Telecom			Adjustments			Adjustments		Ltd.
	(Note 2a)		(Note 2b)		(Note 3)			(Note 4)			(Note 5)			(Note 6)
(In millions of U.S. dollars)

Assets
Current Assets:
Cash and cash equivalents	US$	2,467	US$	1,235	US$	542	a	US$	(1,495	)a	US$	1,795	a	US$	—	US$	4,544
Trade accounts receivable, net of allowance for doubtful accounts		526		1,873		—			—			—			—		2,399
Inventory		84		71		—			—			—			—		155
Deferred income taxes		99		—		—			190	b		—			—		289
Input value added tax		144		165		—			—			—			—		309
Due from related parties		113		—		—			—			—			—		113
Other current assets		349		1,134		—			—			—			—		1,483

Total current assets		3,782		4,478		542			(1,305)			1,795			—		9,292
Property and equipment, net		6,480		7,891		—			(639	)c		—			—		13,732
Goodwill		6,943		5,181		—			3,125	e		—			—		15,249
Other intangible assets, net		2,212		5,901		—			3,370	d		—			—		11,483
Software, net		513		394		—			—	d		—			—		907
Investments in associates		441		—		—			—			—			—		441
Other assets		675		2,667		(219	)b		(101	)f		356	b		—		3,378

Total assets	US$	21,046	US$	26,512	US$	323		US$	4,450		US$	2,151		US$	—	US$	54,482

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	US$	750	US$	2,524	US$	—		US$	—		US$	—		US$	—	US$	3,274
Due to employees		149		146		—			—			—			—		295
Due to related parties		3		5		—			—			—			—		8
Accrued liabilities		394		1,222		210	c		(53	)g		—			—		1,773
Taxes payable		287		345		—			—			—			—		632
Customer advances, net of VAT		327		429		—			—			—			—		756
Customer deposits		28		35		—			—			—			—		63
Short-term debt		2,126		1,128		—			—			—			—		3,254

Total current liabilities		4,064		5,834		210			(53)			—			—		10,055
Deferred income taxes		787		1,242		—			885	b		—			—		2,914
Long-term debt		4,367		17,189		(658	) d		—			2,151	c		—		23,048
Other non-current liabilities		171		773		—			867	h		—			—		1,811
Commitments, contingencies and uncertainties		—		—		—			—			—			—		—

Total liabilities		9,389		25,038		(448)			1,699			2,151			—		37,828
Redeemable noncontrolling interest		519		1,867		—			(1,867	)i		—			—		519
Equity		10,862		(783)		771			3,303	j		—			—		14,153
Noncontrolling interest		276		390		—			1,315	j		—			—		1,981

Total equity		11,138		(393)		771			4,618	j		—			—		16,134

Total liabilities, redeemable noncontrolling interest and equity	US$	21,046	US$	26,512	US$	323		US$	4,450		US$	2,151		US$	—	US$	54,482

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

VIMPELCOM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Nine Months Ended September 30, 2010
(In millions of U.S. Dollars, unless otherwise noted)

					Pro Forma						U.S. GAAP
	U.S. GAAP Historical				Adjustments			Pro Forma			Historical	Pro Forma Adjustments
	VimpelCom							Combined
	OJSC		Kyivstar					VimpelCom												Pro Forma
	(VimpelCom		CJSC					Ltd. before			Wind									Combined
	Ltd. Since		(from Jan 1 —		Acquisition of			Wind Telecom			Telecom	Acquisition of			Financing			Other		VimpelCom
	April 21, 2010)		April 20, 2010)		Kyivstar			Acquisition			Combined	Wind Telecom			Adjustments			Adjustments		Ltd.
	(Note 2c)		(Note 2d)		(Note 7)						(Note 2e)	(Note 8)			(Note 9)			(Note 10)
(In millions of U.S. dollars, except per share data)

Operating revenues:
Service revenues	US$	7,568	US$	398	US$	(30	) a,b	US$	7,937	US$	7,960	US$	(14	) a	US$	—		US$	—	US$	15,883
Sales of equipment and accessories		106		2		—			108		—		—			—			—		108
Other revenues		22		8		—			31		—		(1	) a		—			—		30

Total operating revenues		7,697		408		(30)			8,075		7,960		(16)			—			—		16,021
Revenue based tax		—		—		—			—		—		—			—			—		—

Net operating revenues		7,697		408		(30)			8,075		7,960		(16)			—			—		16,020
Operating expenses:
Service costs		1,649		67		(23	) b		1,693		1,694		—			—			—		3,387
Cost of equipment and accessories		119		6		—			125		307		—			—			—		431
Selling, general and administrative expenses		2,209		115		—			2,324		2,846		—			—			—		5,170
Depreciation		1,137		54		14	c		1,205		1,066		(135	) b		—			—		2,136
Amortization		321		28		50	c		399		330		429	c		—			—		1,158
Impairment loss		—		1		—			1		23		—			—			—		24
Provision for doubtful accounts		40		2		—			42		77		—			—			—		119

Total operating expenses		5,475		273		40			5,788		6,343		293			—			—		12,425

Operating income		2,222		135		(70)			2,287		1,617		(309)			—			—		3,595
Other income and expenses:
Interest income		42		4		(6)			41		75		—			—			—		115
Net foreign exchange (loss)/gain		6		(5)		—			1		(77)		—			—			—		(76)
Interest expense		(399)		(0)		6			(394)		(1,204)		135	d		(93	) a		—		(1,556)
Equity in net (loss)/gain of associates		27		—		—			27		(101)		—			—			—		(74)
Other (expenses)/income, net		(85)		(4)		—			(88)		(218)		—			—			—		(307)

Total other income and expenses		(410)		(4)		—			(414)		(1,525)		135			(93)			—		(1,898)

Income before income taxes		1,812		132		(70)			1,873		92		(173)			(93)			—		1,698
											—
Income tax expense		561		35		(18	) a,c		578		247		(54	) e		(23	) b		—		749

Net income		1,251		97		(53)			1,294		(156)		(120)			(70)			—		948
Net (loss)/income attributable to the noncontrolling interest		39		—		—			39		(15)		(1)			(52)			—		(29)

Net income attributable to Vimpelcom	US$	1,212	US$	97	US$	(53)		US$	1,256	US$	(141)	US$	(118)		US$	(18)		US$	—	US$	979

Basic EPS:
Pro forma net income attributable to VimpelCom per common share								US$	1.07											US$	0.65
Weighted average common shares outstanding (thousand) as of September 30, 2010									1,178,629				325,640								1,504,269
Diluted EPS:
Pro forma net income attributable to VimpelCom per common share								US$	1.06											US$	0.65
Weighted average diluted shares outstanding (thousand) as of September 30, 2010									1,179,141				325,640								1,504,781

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

VIMPELCOM LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Year Ended December 31, 2009
(in millions of U.S. Dollars, unless otherwise noted)

										Pro Forma
										Combined			U.S. GAAP
	U.S. GAAP Historical				Pro Forma Adjustments					VimpelCom Ltd.			Historical	Pro Forma Adjustments								Pro Forma
										before Wind			Wind	Acquisition								Combined
	VimpelCom		Kyivstar		Consolidation		Acquisition of			Telecom			Telecom	of Wind			Financing			Other		VimpelCom
	OJSC		CJSC		of Sky Mobile		Kyivstar			Acquisition			Combined	Telecom			Adjustments			Adjustments		Ltd.
	(Note 2f)		(Note 2g)		(Note 2h)		(Note 7)						(Note 2i)	(Note 8)			(Note 9)			(Note 10)
(In millions of U.S. dollars, except per share data)

Operating revenues:
Service revenues	US$	8,581	US$	1,461	US$	106	US$	(121	) a,b	US$	10,026	US$	11,109	US$	(9	) a	US$	—		US$	(4)	US$	21,123
Sales of equipment and accessories		110		5		—		—			115		—		—			—			—		115
Other revenues		20		23		—		—			43		—		—	a		—			—		43

Total operating revenues		8,711		1,489		106		(121)			10,185		11,109		(9)			—			(4)		21,282

Revenue based tax		(8)		—		—		—			(8)		—		—			—			—		(8)

Net operating revenues		8,703		1,489		106		(121)			10,177		11,109		(9)			—			(4)		21,274
Operating expenses:
Service costs		1,878		247		24		(87	) b		2,063		2,304		—			—			(4)		4,363
Cost of equipment and accessories		111		20		—		—			130		556		—			—			—		687
Selling, general and administrative expenses		2,390		382		18		—			2,790		3,909		—			—			—		6,699
Depreciation		1,393		172		14		56	c		1,635		1,536		(204	) b		—			—		2,966
Amortization		301		53		3		205	c		562		466		627	c		—			—		1,656
Impairment loss		—		34		—		—			34		36		—			—			—		70
Provision for doubtful accounts		51		3		—		—			54		114		—			—			—		168

Total operating expenses		6,125		911		59		174			7,269		8,921		423			—			(4)		16,610

											—
Operating income		2,578		578		47		(295)			2,908		2,188		(432)			—			—		4,664

Other income and expenses:
Interest income		52		69		—		—			120		235		—			—			—		356
Net foreign exchange (loss)/gain		(411)		(6)		2		—			(415)		26		—			—			—		(388)
Interest expense		(599)		(5)		—		—			(604)		(1,632)		178	d		(124	) a		—		(2,182)
Equity in net (loss)/gain of associates		(36)		—		—		—			(36)		(47)		—			—			—		(83)
Other (expenses)/income, net		(32)		(17)		—		—			(49)		(391)		—			—			—		(440)

Total other income and expenses		(1,026)		41		2		—			(983)		(1,808)		178			(124)			—		(2,737)

											—
Income before income taxes		1,552		619		49		(295)			1,925		380		(254)			(124)			—		1,927
Income tax expense		435		155		5		(74	) a,c		521		569		(77	) e		(39	) b		—		974

Net income		1,117		464		44		(221)			1,404		(189)		(177)			(85)			—		953
											—
Net (loss)/income attributable to the noncontrolling interest		(4)		—		44		—			40		92		1			(47)			—		85

Net income attributable to Vimpelcom	US$	1,122	US$	464	US$	—	US$	(221)		US$	1,364	US$	(281)	US$	(178)		US$	(38)		US$	—	US$	867

Basic EPS:
Pro forma net income attributable to VimpelCom per common share										US$	1.16											US$	0.58
Weighted average common shares outstanding (thousand) as of September 30, 2010											1,178,629				325,640								1,504,269
Diluted EPS:
Pro forma net income attributable to VimpelCom per common share										US$	1.16											US$	0.58
Weighted average diluted shares outstanding (thousand) as of September 30, 2010											1,179,141				325,640								1,504,781

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

Note 1 —	Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Income Statements for the nine months ended September 30, 2010 and for the year ended December 31, 2009, reflect adjustments as if the acquisitions of Kyivstar and Wind Telecom, each accounted for using the purchase method of accounting of ASC 805, had each occurred on January 1, 2009.

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects adjustments as if the acquisition of Wind Telecom, accounted for using the purchase method of accounting, had occurred as of September 30, 2010.

On April 21, 2010, following the successful completion of VimpelCom’s exchange offer for common and American depositary shares of OJSC VimpelCom, VimpelCom’s two strategic shareholders completed the acquisition of Kyivstar by VimpelCom Ltd. This transaction was accounted for under the acquisition method of accounting in accordance with ASC 805 as the acquisition of Kyivstar by VimpelCom, an accounting successor of OJSC VimpelCom. Therefore, the financial results of Kyivstar have been included in the consolidated financial results of the Company since April 21, 2010. The financial results for the periods prior to April 21, 2010 represent the historical financial results of OJSC VimpelCom.

At the Closing of the Transaction, VimpelCom will own, through Wind Telecom, 51.7% of OTH and 100% of Wind Italy. Under the terms of the Share Sale and Exchange Agreement, Wind Telecom Shareholders will contribute to VimpelCom their shares in Wind Telecom in exchange for a consideration consisting of up to 325,639,827 newly issued VimpelCom common shares, 305,000,000 convertible preferred shares, up to US$1.495 billion in cash and certain assets that will be demerged from OTH and from Wind Italy. The Wind Telecom interests in these assets, which principally comprise OTH’s investments in Egypt and North Korea and certain non-core Wind Italy assets, including WIS, will be transferred to Weather II. The convertible preferred shares do not have rights to dividends, but do have voting rights. Each convertible preferred share may be converted into a common any time between 2.5 years and 5 years after its issuance at a price based on the NYSE price for VimpelCom ADSs. The Wind Hellas Group is entirely excluded from the Transaction and the Unaudited Pro Forma Condensed Combined Financial Information. Orascom Telecom Tunisia, which was recently sold by Wind Telecom, is treated as an asset held for sale in the unaudited pro forma combined balance sheet and excluded from the unaudited pro forma combined income statement. The Transaction will be accounted for using the purchase method of accounting in accordance with ASC 805, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the Closing date of the Transaction.

In terms of the earnings per share impact of the share issuances, the 325,639,827 common shares have been included in the basic and diluted pro forma earnings per share calculations. The impact of the 305,000,000 convertible preferred shares has been considered in the diluted earnings per share calculation under the Treasury Stock Method. Due to the fact that the exercise price exceeded VimpelCom’s weighted average share price for the nine month period ended September 31, 2010, the impact of the convertible preferred shares was anti-dilutive and therefore excluded from the diluted pro forma earnings per share calculation.

Intercompany sales between the entities included in the Unaudited Pro Forma Condensed Combined Financial Information have been excluded from the Unaudited Pro Forma Condensed Combined Financial Information.

No amounts have been included in the preliminary pro forma purchase price allocation for estimated costs to be incurred to achieve savings or other benefits of the Transaction. Similarly, the Unaudited Pro Forma Condensed Combined Financial Information does not reflect any cost savings or other benefits that may be obtained through synergies among the operations of VimpelCom, Kyivstar and Wind Telecom.

The Unaudited Pro Forma Condensed Combined Financial Information is not necessarily indicative of the historical results that would have occurred had the transactions taken place as of the dates indicated. Likewise, the pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had the entities filed consolidated income tax returns during the periods presented. In addition, they do not reflect cost savings or other synergies resulting from the acquisitions that may be realized in future periods.

The Unaudited Pro Forma Condensed Combined Financial Information has been prepared on the basis of assumptions described in these notes. VimpelCom has not completed its purchase price allocation for its acquisition of Wind Telecom, and the actual allocation may materially differ from the preliminary allocation. The receipt of the final valuation and the impact of ongoing integration activities could cause material differences between actual and pro forma results in the information presented. As VimpelCom completes the purchase price allocation for Wind Telecom, the preliminary allocation is subject to change.

Note 2 —	Historical Financial Statements

Represents the historical financial statements of VimpelCom, as an accounting successor to OJSC VimpelCom, Kyivstar, and Wind Telecom in accordance with U.S. GAAP.

(a)	Represents the historical unaudited condensed consolidated balance sheet of VimpelCom as of September 30, 2010. This unaudited condensed consolidated balance sheet includes the estimated fair value of the assets acquired and liabilities assumed of Kyivstar, which was acquired on April 21, 2010.

(b)	Represents the historical unaudited condensed combined balance sheet of Wind Telecom as of September 30, 2010. The historical unaudited condensed combined financial statements of Wind Telecom are prepared in accordance with IFRS, and presented in Euros. For the purpose of the Unaudited Pro Forma Condensed Combined Financial Information, Wind Telecom’s unaudited combined financial statements have been reconciled to U.S. GAAP and a U.S. dollar presentation. This reconciliation has not been audited. The differences between Wind Telecom’s historical financial statements and the Wind Telecom combined financial statements column in the Unaudited Pro Forma Condensed Combined Financial Information relate to:

(1)	The change in reporting currency from the Euro to the U.S. dollar at an exchange of 1.36 U.S. dollars per Euro as of September 30, 2010;

(2)	The carve out of all assets and liabilities not acquired relating to Wind Hellas Telecommunications S.A., the carve out of certain assets and liabilities which are not being acquired of Wind Italy and OTH, which are planned to be demerged or spun off at or after the Closing of the Transaction, and the classification of all assets and liabilities of Orascom Telecom Tunisia as held for sale, as it has been recently sold by OTH;

(3)	Certain reclassifications to align the classification of assets and liabilities with U.S. GAAP requirements; and

(4)	Differences between U.S. GAAP and IFRS including revenue recognition, impairments, classification of contingently redeemable shares, deferred revenue and intangible assets.

Refer to Note 13 for more details.

(c)	Represents the historical unaudited condensed consolidated income statement of VimpelCom, accounting successor to OJSC VimpelCom, for the nine months ended September 30, 2010.

(d)	Represents the historical unaudited condensed consolidated income statement of Kyivstar for the period January 1, 2010 to April 20, 2010. The historical financial statements of Kyivstar are prepared in accordance with IFRS, and presented in Ukrainian hryvnia. For the purpose of the Unaudited Pro Forma Condensed Combined Financial Information, Kyivstar’s financial statements have been reconciled to U.S. GAAP and a U.S. dollar presentation. This reconciliation has not been audited. The differences between Kyivstar’s historical financial statements and the Kyivstar column in the Unaudited Pro Forma Condensed Combined Financial Information relate to:

(1)	The change in reporting currency from the Ukrainian Hryvnia to the U.S. dollar at an exchange of 7.92 for the period ended April 21, 2010;

(2)	Certain reclassifications to align the classification of assets and liabilities with U.S. GAAP requirements; and

(3)	Differences between U.S. GAAP and IFRS associated with the reversal of impairment losses, the determination of discount rates used for pensions, the treatment of certain costs, and the tax effects of these adjustments.

(e)	Represents the historical unaudited condensed combined income statement of Wind Telecom for the nine months ended September 30, 2010. The historical unaudited combined financial statements of Wind Telecom are prepared in accordance with IFRS, and presented in Euros. For the purpose of the Unaudited Pro Forma Condensed Combined Financial Information, Wind Telecom’s combined financial statements have been reconciled to U.S. GAAP and a U.S. dollar presentation. This reconciliation has not been audited. The differences between Wind Telecom’s historical financial statements and the Wind Telecom combined financial statement column in the Unaudited Pro Forma Condensed Combined Financial Information relate to:

(1)	The change in reporting currency from the Euro to the U.S. dollar at an exchange of 1.29 U.S. dollars average per Euro for the nine months ended September 30, 2010;

(2)	The carve out of all revenues and expenses relating to assets, liabilities, businesses not acquired including Wind Hellas Telecommunications S.A., the carve out of certain revenues and expenses which are not being acquired pertaining to the Wind Italy business, the carve out of the revenues and expenses associated with the OTH businesses which are expected to be demerged or spun off at or following the Closing of the Transaction, and the exclusion of revenues and expenses relating to assets, liabilities, businesses of the OTH Tunisia business, which has been recently sold by OTH;

(3)	Certain reclassifications to align the classification of assets and liabilities with U.S. GAAP requirements; and

(4)	Differences between U.S. GAAP and IFRS including revenue recognition, impairments, classification of contingently redeemable shares, and intangible assets.

Refer to Note 14 for more details.

(f)	Represents the historical consolidated income statement of OJSC VimpelCom, predecessor to VimpelCom Ltd., for the year ended December 31, 2009.

(g)	Represents the historical consolidated income statement of Kyivstar for the year ended December 31, 2009. The historical financial statements of Kyivstar are prepared in accordance with IFRS, and presented in Ukrainian Hryvnia. For the purpose of the Unaudited Pro Forma Condensed Combined Financial Information, Kyivstar’s financial statements have been reconciled to U.S. GAAP and a U.S. dollar presentation. This reconciliation has not been audited. The differences between Kyivstar’s historical financial statements and the Kyivstar column in the Unaudited Pro Forma Condensed Combined Financial Information relate to:

(1)	The change in reporting currency from the Ukrainian hryvnia to the U.S. dollar at an exchange of 7.79 for the year ended December 31, 2009 and a rate of 7.98 as of December 31, 2009;

(2)	Certain reclassifications to align the classification of assets and liabilities with U.S. GAAP requirements; and

(3)	Differences between U.S. GAAP and IFRS associated with the reversal of impairment losses, the determination of discount rates used for pensions, the treatment of certain costs, the treatment of deferred revenues, and the tax effects of these adjustments.

(h)	Represents the consolidation of Sky Mobile under the revised provisions of ASC 810, Consolidation. Sky Mobile was consolidated by OJSC VimpelCom effective January 1, 2010, the impact of consolidating this entity has been reflected in the Unaudited Pro Forma Condensed Combined Financial Information as if Sky Mobile was consolidated effective January 1, 2009.

(i)	Represents the unaudited historical combined income statement of Wind Telecom for the year ended December 31, 2009. The historical unaudited financial statements of Wind Telecom are prepared in accordance with IFRS, and presented in Euros. For the purpose of the Unaudited Pro Forma Condensed Combined Financial Information, Wind Telecom’s combined financial statements have been reconciled to U.S. GAAP and a U.S. dollar presentation. This reconciliation has not been audited. The differences between Wind Telecom’s historical financial statements and the Wind Telecom column in the Unaudited Pro Forma Condensed Combined Financial Information relate to:

(1)	The change in reporting currency from the Euro to the U.S. dollar at an exchange of 1.39 U.S. dollars average per Euro for the year ended December 31, 2009;

(2)	The carve out of all revenues and expenses relating to assets, liabilities, businesses not acquired including Wind Hellas Telecommunications S.A., the carve out of certain revenues and expenses which are not being acquired pertaining to the Wind Italy business, the carve out of the revenues and expenses associated with the OTH business which are expected to be demerged or spun off prior to or simultaneously with Transaction, and the exclusion of revenues and expenses relating to assets, liabilities, businesses not of the Orascom Telecom Tunisia business, which has been recently sold by OTH;

(3)	Certain reclassifications to align the classification of assets and liabilities with U.S. GAAP requirements; and

(4)	Differences between U.S. GAAP and IFRS including revenue recognition, impairments, classification of contingently redeemable shares, and intangible assets.

Refer to Note 15 for more details.

Note 3 —	Wind Telecom’s sale of Tunisia (Balance Sheet)

In November 2010, OTH announced, after receiving consent from VimpelCom, that it had entered into a share purchase agreement with Qatar Telecom (“Qtel”) Q.S.C. by which OTH would sell its entire 50% shareholding in Orascom Telecom Tunisia. In January 2011, OTH announced that the sale was completed for US$1.2 billion. Orascom Telecom Tunisia was included in the U.S. GAAP historical Wind Telecom combined balance sheet as an asset held for sale for US$219 million, and excluded from the U.S. GAAP historical Wind Telecom combined income statement. The sale has generated a profit after tax for Wind Telecom of US$771 million.

a)	Reflects the US$1.2 billion of cash received for the sale of Orascom Telecom Tunisia, less the cash used to pay down US$658 million of existing OTH debt.

b)	Reflects the elimination of the Orascom Telecom Tunisia assets which were classified as “assets held for sale’’ in the historical combined balance sheet.

c)	Reflects the accrued tax payable related to the sale of Orascom Telecom Tunisia.

d)	Reflects the pay down of US$658 million of existing OTH debt from the US$1.2 billion of proceeds received from the sale of Orascom Telecom Tunisia.

e)	Reflects the net equity impact of the sale of Orascom Telecom Tunisia, after considering the cash received, net of the adjustment for the pay down of existing debt, the recording of accrued taxes and the elimination of the “assets held for sale’’.

Note 4 —	Preliminary purchase price allocation for Wind Telecom (Balance Sheet)

At the Closing of the Transaction, VimpelCom will own, through Wind Telecom, 51.7% of OTH and 100% of Wind Italy. Under the terms of the Share Sale and Exchange Agreement, Wind Telecom Shareholders will contribute to VimpelCom their shares in Wind Telecom in exchange for a consideration consisting of up to 325,639,827 newly issued VimpelCom common shares, 305,000,000 convertible preferred shares, up to US$1.495 billion in cash and certain assets that will be demerged from OTH and from Wind Italy. The Wind Telecom interests in these assets, which principally comprise OTH’s investments in Egypt and North Korea and certain non-core Wind Italy assets, including WIS, will be transferred to the current Wind Telecom shareholders. The convertible preferred shares do not have rights to dividends, but do have voting rights. Each convertible preferred share may be converted into a common share any time between 2.5 years and 5 years after its issuance at a price based on the NYSE price for VimpelCom ADSs. The Wind Healls Group is entirely excluded from the Transaction and the Unaudited Pro Forma Condensed Combined Financial Information. Orascom Telecom Tunisia, which was recently sold by Wind Telecom, is treated as an asset held for sale in the U.S. GAAP historical Wind Telecom combined balance sheet and excluded from the U.S. GAAP historical Wind Telecom combined income statement.

The Unaudited Pro Forma Condensed Combined Financial Information gives effect to the Wind Telecom acquisition using the acquisition method of accounting in accordance with ASC 805. For accounting purposes, VimpelCom is deemed to acquire Wind Telecom. In a transaction in which the consideration is not in the form of cash, the acquisition consideration (which is equivalent to the purchase price) is measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The acquisition method of accounting uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their acquisition date fair values and that the fair value of intangibles are recognized regardless of their intended use.

In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in the final consideration valued differently from the amount reflected in these unaudited pro forma condensed combined financial statements.

Based on the above information, the purchase consideration (based on the VimpelCom share price of 17 January 2011) for the Wind Telecom acquisition is determined as follows:

Fair value of consideration transferred to Wind Telecom shareholders	US$	6,490
Less indemnification asset		(450)

Total purchase consideration transferred for Wind Telecom	US$	6,040

The fair value of the purchase consideration will fluctuate until the Transaction closes, as a significant portion of the consideration is based on the fair value of VimpelCom’s share price.

Preliminary purchase accounting has been applied to the pro forma condensed combined balance sheet as of September 30, 2010, as if the Transaction occurred at that date. The pro forma adjustments represent preliminary fair value adjustments to the assets and liabilities deemed acquired. The preliminary fair value allocation has been performed based on assessments of available information. The assessment of fair value adjustments will be reassessed and updated as necessary, and recognized in VimpelCom’s financial statements as of the Closing date in accordance with ASC 805.

The following is a summary of the various methods used to value the Wind Telecom assets purchased. Property and equipment and software have been valued primarily by using the replacement cost method. Mobile licenses have been valued using the Greenfield approach, market methods, and residual value methods. Customer relationships have been valued using the multiperiod excess earnings method. Brands have been valued primarily using the relief-from-royalty method.

The following table presents the preliminary fair value adjustments to the net U.S. GAAP book value of the Wind Telecom assets acquired based on their estimated fair values at September 30, 2010:

Total pro forma purchase consideration for Wind Telecom			US$	6,490
Less, indemnification asset				(450)

Adjusted pro forma purchase consideration				6,040

Less, net U.S. GAAP book value of Wind Telecom assets acquired, including existing goodwill				(2,244)
Elimination of existing Wind Telecom Goodwill				5,181

Excess pro forma purchase price, prior to preliminary fair value adjustments				8,977

Preliminary fair value adjustments:
Property, plant and equipment	US$	(639)
Intangible assets		3,370
Elimination of Wind Telecom debt issuance cost		(494)
Other preliminary PPA-adjustments		(870)
Less, deferred tax adjustments on preliminary fair value adjustments		(696)

Total preliminary fair value adjustments, net of tax				672

Preliminary total goodwill			US$	8,306

The net U.S. GAAP book value of the Wind Telecom assets acquired includes the equity impact of the sale of Orascom Telecom Tunisia (see Note 3) and the Wind Telecom’s contingently redeemable shares presented in the “mezzanine” section of the balance sheet of US$1,867 million.

The following items describe the acquisition of Wind Telecom pro forma adjustments further:

(a)	Reflects the cash consideration proposed to be paid to the Wind Telecom Shareholders as part of the Transaction totaling US$1.495 billion.

(b)	Reflects the deferred tax adjustments on the fair value adjustments, calculated at respective statutory tax rates.

(c)	Preliminary fair values of property, plant and equipment as of September 30, 2010, and estimated remaining useful lives, in years, are estimated as follows:

			Estimated
			Remaining
			Useful Life

Estimated fair value of property, plant and equipment	US$	7,251	6-10
Less, total book value of property, plant and equipment		7,891

Estimated fair value adjustment to property, plant and equipment	US$	(639)

The estimated remaining useful lives for property, plant and equipment are based on a preliminary evaluation of the assets being acquired. As further evaluation of the property and equipment acquired is performed, there could be changes in the estimated remaining useful lives.

(d) Preliminary fair values for intangibles as of September 30, 2010 are estimated as follows:

			Estimated
			Remaining
			Useful Life

Total estimated fair value of intangible assets		9,665	1-20
Less, total book value of intangible assets		6,295

Estimated fair value adjustment to intangible assets	US$	3,370

The estimated fair values and estimated remaining useful lives for intangible assets are based on a preliminary evaluation of the assets being acquired. As further evaluation of the intangible assets acquired is performed, there could be changes in the estimated fair values and estimated remaining useful lives.

(e)	The pro forma adjustment to goodwill was calculated based on the estimated fair values of the purchase consideration paid and the estimated fair values of the assets acquired and liabilities assumed, as calculated above, totaling approximately US$8.3 billion.

Preliminary goodwill	US$	8,306
Less, existing Wind Telecom goodwill		5,181

Estimated pro forma adjustment to goodwill	US$	3,125

As VimpelCom completes the purchase price allocation, this excess may be allocated to other identified tangible or intangible assets, which could be depreciable or amortizable.

(f)	Reflects the recognition of the US$450 million indemnification asset provided to VimpelCom from Wind Telecom, less the elimination of US$494 million of deferred finance costs relating to costs capitalized in conjunction with Wind Telecom’s historical debt issuances at OTH and Wind Italy and the elimination of US$57 million of capitalized hedging costs included on the Wind Telecom balance sheet as of September 30, 2010.

(g)	Reflects the elimination of certain deferred revenue amounts on the acquired Wind Telecom balance sheet. These amounts relate primarily to a deferred gain on a sale-leaseback transaction and deferred customer connection fees.

(h)	Reflects the recognition of potential acquired contingencies as well as other purchase price accounting adjustments.

(i)	Reflects the elimination of the US$1,867 million contingently redeemable shares of Wind Telecom acquired in conjunction with the Transaction. These shares have been included in the net assets acquired, as included in the goodwill calculation above.

(j)	Reflects the net impact on the pro forma equity due to the estimated fair value of the VimpelCom common shares issued to Wind Telecom shareholders as part of the consideration for the Transaction, offset by the elimination of Wind Telecom’s historical combined equity balance and the equity impact related to the sale of Orascom Telecom Tunisia.

Estimated fair value of the VimpelCom shares issued to Wind Telecom shareholders	US$	4,995
Less, net U.S. GAAP book value of Wind Telecom equity and equity impact of sale of Tunisia		377

Estimated pro forma adjustment to shareholders’ equity	US$	4,618

The fair value of the purchase consideration will fluctuate until the Transaction closes, as a significant portion of the consideration is based on the fair value of VimpelCom’s share price.

As the purchase price allocation is finalized, the fair value adjustments may be further allocated to the minority interest.

Note 5 —	Financing adjustments (Balance Sheet)

In order to fund the Transaction, VimpelCom has arrangements in place to borrow additional amounts of up to US$6.5 billion from Russian and international banks. VimpelCom will utilize a portion of these arrangements to finance the cash portion of the Transaction and to refinance existing debt of OTH and related entities, which have become due upon Closing of the Transaction. The sources and uses of the overall financings are presented below.

	Sources			Uses

Bridge loan	US$	1,300	Orascom Telecom Oscar S.A. (Luxembourg)	US$	243
Loan participation notes		1,500	Orascom Telecom Holding S.A.E. (Egypt)		1,750
Term loan		2,500	Weather Capital Special Purpose I S.A. (Luxembourg)		607
			Orascom Telcom Finance S.C.A. (Luxembourg)		780
			Acquisition of Wind Telecom S.p.A.		1,495
			Financing of spin-off assets		300
			Transaction costs		125

	US$	5,300		US$	5,300

VimpelCom plans to raise the funds for the financing of the planned Transaction through currently projected borrowings of US$1.3 billion under a US$4.0 billion bridge loan, US$1.5 billion in proceeds from loan participation notes loaned to a Russian subsidiary and a US$2.5 billion term loan. Total expected funds approximate US$5.3 billion.

The funds will be mainly used to repay/refinance existing debt per the Share Sale and Exchange Agreement, which totals approximately US$3.4 billion, to pay the US$1.495 billion cash portion of the purchase consideration for the Wind Telecom acquisition, to finance the spin-off assets of approximately US$300 million, and pay approximately US$125 million in debt issue costs, which have been assumed to be capitalized on the balance sheet.

Further to the above, US$658 million from the proceeds from the sale of Orascom Telecom Tunisia were used to pay down existing OTH debt.

In addition to the above financing and refinancing of the Transaction, Wind Telecom and OTH, certain debt at Wind was refinanced in November 2010, as presented below:

	Sources			Uses

Senior term loan A	US$	2,060	Senior term loan A	US$	1,122
Senior term loan B		2,740	Senior term loan B		2,070
2018 High yield		3,688	Senior term loan C		2,070
			Second lien		936
			2015 high yield		2,059
			Transaction costs		231

	US$	8,488		US$	8,488

Certain of the existing Wind debt was refinanced through approximately US$4.8 billion of senior facilities and approximately US$3.7 billion from high yield bonds. Total new sources of funds approximated US$8.5 billion.

The funds described above were used to repay existing debt per the Share Sale and Exchange Agreement and the Refinancing Plan, which totals approximately US$8.3 billion and pay approximately US$230 million in debt issue costs, which have been assumed to be capitalized on the balance sheet.

The following items describe the Financing pro forma adjustments further:

(a)	Reflects the net cash generated from the financings described above.

(b)	Reflects the capitalization of the estimated debt issue costs of US$125 million, estimated to be incurred by VimpelCom, amongst others, for the OTH financing and US$231 million for the Wind refinancing.

(c)	Reflects the increase in the debt position considering the estimated proceeds from the financing, less the planned refinancing of the existing debt.

Note 6 —	Other adjustments (Balance Sheet)

The intercompany balance sheet positions as of September 30, 2010 between VimpelCom and Wind Telecom were not material.

Note 7 —	Kyivstar purchase accounting adjustments (Income Statement)

VimpelCom acquired control of Kyivstar on April 21, 2010. See Note 1 for a description of the transaction.

(a)	The adjustment to operating revenue reflects the reversal of deferred revenue recognized by Kyivstar for which VimpelCom has no further contractual performance obligation as of January 1, 2009. These deferred amounts had been recognized in Kyivstar’s historical statements of income for the nine months ended September 30, 2010 and the year ended December 31, 2009. The following table shows the effects of reversing these amounts, including an applied statutory tax rate with respect to the Kyivstar adjustments of 25.0%:

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009

Operating revenues	(7)	(34)
Income tax benefit	2	9

(b)	The pro forma adjustment reflects elimination of intercompany transactions between Kyivstar and OJSC VimpelCom:

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009

Operating revenues	(23)	(87)
Service costs	(23)	(87)

(c)	Preliminary purchase accounting has been applied to the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2010 and the year ended December 31, 2009, as if the Kyivstar acquisition had occurred at January 1, 2009. Kyivstar financial information in Ukrainian hryvnia has been translated to U.S. dollars applying an average exchange rate of 7.92 and UAH 7.79 per U.S. dollar for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively. As required by ASC 805 related to the purchase accounting in connection with the Kyivstar acquisition, pro forma adjustments have been made to reflect additional depreciation and amortization as follows:

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009

Depreciation	(14)	(56)
Amortization	(50)	(205)
Income tax benefit	16	65

The statutory income tax rate of 25.0% has been applied to the pro forma adjustments noted above. VimpelCom did not identify intangibles with indefinite useful life except for goodwill.

A portion of the customer relationships will be amortized using the declining balance method over 9 and 8 years for contract and prepaid customers, respectively. The estimated amortization charge for the next five years is as follows:

Year	Amount
	(in thousands)

2010	US$	135,387
2011		100,049
2012		74,030
2013		54,847
2014		40,687

Note 8 —	Preliminary purchase price allocation for Wind Telecom (Income Statement)

VimpelCom has proposed to acquire 100% of Wind Telecom. See Note 4 for a description of the proposed Transaction.

Preliminary purchase accounting has been applied to the unaudited pro forma condensed combined statement of income for the year ended December 31, 2009, as if the Transaction had occurred at January 1, 2009. As required by ASC 805 related to the purchase accounting in connection with the Transaction, pro forma adjustments have been made to reflect estimated impacts of the following preliminary purchase accounting adjustments.

(a)	Reflects the elimination of revenues due to the reversal of acquired deferred revenues on the balance sheet. Assuming the Transaction occurred on January 1, 2009, such amounts would have not been recognized.

(b)	Depreciation has been calculated on the estimated fair value adjustments taking into account the estimated remaining useful life of the acquired property, plant and equipment. The estimated remaining useful lives for the property, plant and equipment are based on a preliminary evaluation of the assets being acquired. As further evaluation of the property and equipment acquired is performed, there could be changes in the estimated remaining useful lives.

(c)	Amortization has been calculated on the estimated fair value adjustments taking into account the estimated remaining useful life of the acquired intangible assets. The estimated remaining useful lives for intangible assets are based on a preliminary evaluation of the assets being acquired. As further evaluation of the intangible assets acquired is performed, there could be changes in the estimated remaining useful lives.

(d)	Assuming the Transaction closed January 1, 2009, the interest expense incurred on the redeemable shares would not have been incurred. Accordingly, US$178 million and US$135 million of interest expense associated with these instruments have been eliminated for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively.

(e)	Income taxes have been estimated based on the above adjustments taking into consideration the local jurisdictions and estimated income tax rates.

As discussed in Note 4, a portion of the excess purchase price has been allocated to goodwill, based on a preliminary assessment of the fair values of assets acquired and liabilities assumed. As VimpelCom finalizes the purchase price allocation, this excess may be allocated to other identified tangible or intangible assets, which could be depreciable or amortizable, and other assets acquired and liabilities assumed.

Note 9 —	Financing adjustments (Income Statement)

VimpelCom will finance the Transaction with debt and refinance certain existing debt per the Share Sale and Exchange Agreement, as further described in Note 5.

(a)	Represents an estimate of the incremental interest expense related to the borrowings expected to be incurred as described in Note 5. Therefore the US$93 million and the US$124 million estimated pro forma adjustment represents the estimated incremental interest expense for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively, of the assumed newly issued debt versus the refinanced, historical debt.

No further financing adjustments have been made to the unaudited pro forma condensed combined income statement for the elimination of existing Wind Telecom debt issue costs and the recognition of pro forma debt issue costs for the refinanced debt, as the amounts offset each other and would not result in a significant adjustment.

(b)	Represents the tax impacts of the above adjustments assuming a blended statutory rate.

Note 10 —	Other adjustments (Income Statement)

Intercompany transactions during the nine months ended September 30, 2010 and the year ended December 31, 2009 were nil and US$3.5 million, respectively, between VimpelCom and Wind Telecom, and have been eliminated.

No significant “one time” transaction costs related to the Transaction were incurred by either VimpelCom or Wind Telecom during the nine months ended September 30, 2010 or the year ended December 31, 2009, which should be considered for adjustment in the unaudited pro forma condensed combined income statement.

Note 11 —	Pro forma earnings per share (EPS)

The pro forma basic earnings per share of VimpelCom were calculated as the sum of the VimpelCom weighted average basic shares outstanding as of September 30, 2010, plus the approximate 326 million VimpelCom common shares to be issued to the Wind Telecom Shareholders as part of the Transaction consideration.

The pro forma diluted earnings per share of VimpelCom were calculated based on the VimpelCom weighted average diluted shares outstanding as of September 30, 2010, plus the approximate 326 million VimpelCom common shares and any dilutive impact of the 305 million convertible preferred shares issued as part of the Transaction consideration. VimpelCom applies the treasury stock method when calculating the dilutive impact of the convertible preferred shares, as provided in ASC 260. Because the average market price during the periods was lower than the exercise price of the convertible preferred shares, the preferred convertible shares are anti-dilutive, and have therefore been excluded from pro forma diluted earnings per share calculation.

The tables below include the calculation of the pro forma basic and diluted earnings per share, as discussed above:

(Thousands of shares)

Pro Forma basic EPS
VimpelCom Ltd. basic shares outstanding as of September 30, 2010	1,178,629
Number of VimpelCom Ltd. common shares issued to Wind Telecom shareholders	325,640

Pro Forma basic shares outstanding as of September 30, 2010	1,504,269

(Thousands of shares)

Pro forma diluted EPS
VimpelCom Ltd. diluted shares outstanding as of September 30, 2010	1,179,141
Number of VimpelCom Ltd. common shares issued to Wind Telecom shareholders	325,640
Number of dilutive shares associated with convertible preferred shares issued	—

Pro Forma diluted shares outstanding as of September 30, 2010	1,504,781

Note 12 —	Other Information

Described below are various events which have not been considered in the pro forma adjustments described above:

(a)	The Unaudited Pro Forma Condensed Combined Financial Information includes the assets, liabilities and results of operations of OTH’s Algerian subsidiary OTA. There is currently an ongoing dispute between OTH and the Algerian Government regarding OTA. VimpelCom is interested in exploring with the Algerian Government a resolution which would allow VimpelCom to retain OTA following Closing of the Transaction. In the event that such a resolution is not possible within a reasonable time frame, VimpelCom has reached a value sharing arrangement with Weather II which provides for any financial losses or gains arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of the disputes between OTA and the Algerian Government to be shared in certain pre-agreed proportions between VimpelCom and Weather II. See “The Transaction — Algerian Value Sharing Arrangement” for more detail.

(b)	In connection with the planned spinoff of certain assets and liabilities currently excluded from the Transaction, transitional service agreements (“TSAs’’) have been entered into between parties. No adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Financial Information for TSAs.

(c)	For purposes of the Unaudited Pro Forma Condensed Combined Financial Information, the intercompany balances between the spin-off entities and Wind Telecom have been included within equity.

(d)	On November 15, 2010 VimpelCom announced that its Supervisory Board declared the payment of an interim dividend of US$0.46 per American depositary share, which amounted to a total interim dividend payment of approximately US$600 million. The interim dividend was paid in December 2010 and was in accordance with VimpelCom’s dividend policy. No adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Financial Information for this dividend payment.

(e)	The unaudited pro forma condensed combined balance sheet as of September 30, 2010 has been translated using the historical exchange rate of 1.36 U.S. dollars per Euro as of September 30, 2010. As of February 7, 2011, this exchange rate also approximates 1.36 U.S. dollars per Euro. Fluctuations in exchange rates will result in material adjustments to the final combined balance, including any preliminary purchase accounting adjustments.

Note 13 —	Pro Forma combined balance sheet of Wind Telecom as of September 30, 2010

The following shows the balance sheet of Wind Telecom, adjusted for the carve outs and U.S. GAAP adjustments, as of September 30, 2010 (unaudited):

			Adjustments
	Wind Telecom		Carve Out		Carve Out		Carve Out		U.S. GAAP		Wind Telecom
	IFRS		Hellas		Wind Spin		OTH Spin		Adjustments		Combined Pro
	Consolidated		Business		Off Assets		Off Assets		and Reclasses		Forma U.S. GAAP
USD millions

Assets
Current Assets:
Cash and cash equivalents	US$	1,492	US$	(34)	US$	(34)	US$	(189)	US$	—	US$	1,235
Trade accounts receivable, net of allowance for doubtful accounts		2,426		(223)		(229)		(103)		2		1,873
Inventory		82		(10)		—		(1)		—		71
Deferred income taxes		—		—		—		—		—		—
Input value added tax		192		(22)		(4)		(1)		—		165
Due from related parties		—		—		—		—		—		—
Other current assets		1,217		(60)		—		(19)		(4)		1,134

Total current assets		5,409		(349)		(267)		(313)		(2)		4,478

Property and equipment, net		9,252		(813)		(37)		(507)		(4)		7,891
Goodwill		5,224		—		(1)		(42)		—		5,181
Other intangible assets, net		6,915		(528)		(213)		(165)		(108)		5,901
Software, net		492		(88)		(7)		(2)		(1)		394
Investments in associates		1,042		—		—		(1,042)		—		—
Other assets		2,014		(49)		(1)		205		498		2,667

Total assets	US$	30,348	US$	(1,827)	US$	(526)	US$	(1,866)	US$	383	US$	26,512

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	US$	3,163	US$	(257)	US$	(281)	US$	(91)	US$	(10)	US$	2,524
Due to employees		159		(7)		—		(6)		—		146
Due to related parties		—		—		—		—		5		5
Accrued liabilities		1,529		(163)		(42)		(125)		23		1,222
Taxes payable		345		(3)		7		(4)		—		345
Customer advances, net of VAT		465		(21)		—		(15)		—		429
Customer deposits		37		—		—		(2)		—		35
Short-term debt		4,115		(2,928)		16		(59)		(16)		1,128

Total current liabilities		9,813		(3,379)		(300)		(302)		2		5,834

Deferred income taxes		1,476		(165)		(69)		—		—		1,242
Long-term debt		18,606		—		—		(8)		(1,409)		17,189
Other non-current liabilities		845		(50)		(5)		(3)		(14)		773
Commitments, contingencies and uncertainties		—		—		—		—		—		—

Total liabilities		30,740		(3,594)		(374)		(313)		(1,421)		25,038

Redeemable noncontrolling interest		—		—		—		—		1,867		1,867
Equity		(1,559)		1,681		(152)		(1,530)		777		(783)
Noncontrolling interest		1,167		86		—		(23)		(840)		390

Total equity		(392)		1,767		(152)		(1,553)		(63)		(393)

Total liabilities, redeemable noncontrolling interest and equity	US$	30,348	US$	(1,827)	US$	(526)	US$	(1,866)	US$	383	US$	26,512

Note 14 —	Pro Forma combined income statement of Wind Telecom for the nine months ended September 30, 2010

The following shows the income statement of Wind Telecom, adjusted for the carve outs and U.S. GAAP adjustments, for the nine months ended September 30, 2010 (unaudited):

			Adjustments
	Wind Telecom		Carve out			Carve out	Carve out		U.S. GAAP		Wind Telecom
	IFRS		Hellas			Wind Italy Spin-	OTH Spin-Off		adjustments		Combined Pro
USD in millions	Consolidated		business			Off assets	Assets		and reclasses		Forma U.S. GAAP

Net operating revenues	US$	9,391	US$	(790)	US$	(267)	US$	(406)	US$	32	US$	7,960
Operating expenses:
Service costs		2,726		(247)		(168)		(110)		(507)		1,694
Cost of equipment and accessories		410		(68)		(13)		(22)		—		307
Selling, general and administrative expenses		2,533		(286)		(14)		(37)		651		2,846
Depreciation		1,221		(108)		(1)		(40)		(5)		1,066
Amortization		563		(130)		(1)		(15)		(86)		330
Impairment loss		1,041		(995)		—		(24)		1		23
Provision for doubtfull accounts		119		(28)		(1)		(12)		—		77

Total operating expenses		8,612		(1,864)		(199)		(260)		54		6,343

Operating income		778		1,074		(68)		(146)		(22)		1,617
Other income and expenses:
Interest income		165		(17)		—		(3)		(71)		75
Net foreign exchange (loss)/gain		(81)		1		(1)		4		—		(77)
Interest expense		(1,725)		198		—		8		314		(1,204)
Equity in net (loss)/gain of associates		(81)		—		—		(19)		—		(101)
Other (expenses)/income, net		—		—		—		—		(218)		(218)

Total other income and expenses		(1,722)		183		(1)		(10)		26		(1,525)

Income before income taxes		(943)		1,257		(70)		(156)		3		92
Income tax expense		325		(18)		(14)		(41)		(4)		247

Net income		(1,268)		1,275		(56)		(115)		7		(156)
Net (loss)/income attributable to the noncontrolling interest		468		—		6		(499)		10		(15)

Net income attributable to Vimpelcom	US$	(1,736)	US$	1,275	US$	(61)	US$	384	US$	(3)	US$	(141)

Note 15 —	Pro Forma combined income statement of Wind Telecom for the year ended December 31, 2009

The following shows the income statement of Wind Telecom, adjusted for the carve outs and U.S. GAAP adjustments, for the year ended December 31, 2009 (unaudited):

			Adjustments
	Wind Telecom		Carve out			Carve out		Carve out	U.S. GAAP		Wind Telecom
	IFRS		Hellas			Wind Italy Spin-		OTH Spin-	adjustments		Combined Pro
USD in millions	Consolidated		business			Off Assets		Off Assets	and reclasses		Forma U.S. GAAP

Net operating revenues	US$	14,378	US$	(1,473)	US$	(388)	US$	(1,413)	US$	6	US$	11,109
Operating expenses:
Service costs		4,155		(455)		(236)		15		(1,176)		2,304
Cost of equipment and accessories		751		(141)		(13)		—		(42)		556
Selling, general and administrative expenses		3,931		(462)		(18)		—		456		3,909
Depreciation		1,903		(153)		(1)		—		(213)		1,536
Amortization		701		(188)		(1)		—		(46)		466
Impairment loss		2,202		(2,163)		—		—		(3)		36
Provision for doubtfull accounts		159		(29)		(4)		—		(11)		114

Total operating expenses		13,802		(3,590)		(274)		15		(1,034)		8,921

Operating income		576		2,117		(114)		(1,429)		1,039		2,188
Other income and expenses:
Interest income		2,076		(1,733)		—		—		(107)		235
Net foreign exchange (loss)/gain		25		—		1		—		—		26
Interest expense		(2,651)		465		—		—		555		(1,632)
Equity in net (loss)/gain of associates		(47)		—		—		—		—		(47)
Other (expenses)/income, net		—		—		—		—		(391)		(391)

Total other income and expenses		(598)		(1,269)		1		—		57		(1,808)

Income before income taxes		(22)		849		(113)		(1,429)		1,096		380
Income tax expense		689		3		(18)		—		(104)		569

Net income		(711)		846		(95)		(1,429)		1,201		(189)
Net (loss)/income attributable to the noncontrolling interest		216		—		15		(149)		9		92

Net income attributable to Vimpelcom	US$	(926)	US$	846	US$	(110)	US$	(1,280)	US$	1,191	US$	(281)

RISK FACTORS

In addition to the risk factors set forth below, you should read and consider other risk factors specific to VimpelCom and Wind Telecom businesses that will also affect VimpelCom after completion of the Transaction which are set out in Annex A and Annex B to this proxy statement. If any of the risks described below or in Annex A or Annex B actually occurs, the respective businesses, financial results, financial conditions, operating results of VimpelCom or the share price of VimpelCom common shares or VimpelCom ADSs could be materially adversely affected.

Risk Factors Relating to the Transaction

The integration of Wind Telecom into the VimpelCom group may not occur as planned.

With the acquisition of Wind Telecom, the VimpelCom group will have a significantly diversified revenue base, an attractive mix of developed and emerging market assets in Eastern Europe, Asia and Africa and a more balanced growth profile between increasing market penetration and growing usage. To take advantage of this diversification, our management is required to devote a significant amount of time and resources to the process of integrating the operations of Wind Telecom with VimpelCom’s operations, which may decrease the time management has to manage the combined company’s business, service existing clients, attract new clients, develop new services or strategies and respond to increasing forms of competition. If we are unable to manage the combined business effectively or to integrate the businesses successfully, it could have a material adverse effect on our business, financial condition and results of operations.

Our rationale behind the Transaction is based on certain beliefs and assumptions, among others, that the assets of VimpelCom and Wind Telecom are complementary, that demand for mobile data services in our markets is set to grow significantly and that the combination will result in synergies with a net present value of approximately US$2.5 billion, primarily derived from procurement, operational expenses and capital expenditures. If any of our fundamental beliefs or assumptions proves to be incorrect or if we are unable to effectively execute our strategy, the return on our substantial investment in Wind Telecom may not materialize and our business, financial condition and results of operations could be materially adversely affected.

Telenor opposes the Transaction and has challenged it.

In a letter dated January 9, 2011, Altimo wrote to VimpelCom that an affiliate of Altimo owns shares in OTH sufficient in value for the Transaction to be treated as a “Related M&A Transaction” under the VimpelCom shareholders agreement among VimpelCom and certain Telenor and Altimo entities (the “VimpelCom Shareholders Agreement”). The VimpelCom Shareholders Agreement provides that the issuance of VimpelCom shares in a Related M&A Transaction is not subject to any pre-emptive rights for Altimo or Telenor. At its meeting on January 16, 2011, VimpelCom’s Supervisory Board concluded that the Transaction should be regarded as a Related M&A Transaction and therefore is not subject to any pre-emptive rights for either Altimo or Telenor under the VimpelCom Shareholders Agreement. The Supervisory Board approved the Transaction by a vote of six to three. The three Telenor nominees on the Supervisory Board voted against the Transaction. The three Altimo nominees on the Supervisory Board and the three independent members of the Supervisory Board voted for the Transaction.

On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo and VimpelCom (the “Arbitration Proceedings”) for the stated purpose of “enforcing its alleged pre-emptive rights under the VimpelCom Shareholders Agreement” with respect to VimpelCom shares to be issued in the Transaction. On February 7, 2011, Telenor commenced proceedings in the Commercial Court in London seeking an injunction (the “Injunction Request”) which, if granted, would prevent VimpelCom from proceeding with the Special General Meeting until after the arbitration tribunal has reached a final decision in the Arbitration Proceedings, unless VimpelCom authorizes and issues to Telenor its alleged pre-emptive shares on the basis that the Transaction is not a “Related M&A Transaction” under the VimpelCom Shareholders Agreement. A hearing on the Injunction Request is scheduled for February 25, 2011.

In the Arbitration Proceedings, Telenor specifically seeks an award declaring that Altimo affiliates breached the VimpelCom Shareholders Agreement by violating an obligation of good faith and fair dealing under New York law and alleged similar obligations under the VimpelCom Shareholders Agreement, that VimpelCom breached the VimpelCom Shareholder Agreement by declaring the Transaction to be a Related M&A Transaction, and that the Transaction is not a Related M&A Transaction. Telenor is also seeking to compel VimpelCom and Altimo to permit Telenor to exercise pre-emptive rights in connection with the Transaction, and requests interim relief during the Arbitration Proceedings to protect Telenor’s rights as a shareholder in VimpelCom and as party to the VimpelCom Shareholders Agreement. Telenor is also seeking damages for the alleged violations by Altimo affiliates and VimpelCom in an amount to be determined in the Arbitration Proceedings and its costs and expenses in the Arbitration Proceedings. Telenor has also asked for any other relief that the arbitral tribunal deems just and proper, which may subject us to other legal or equitable remedies under the Arbitration Proceedings or in any other court, tribunal or forum. If an injunction is granted pursuant to the Injunction Request or otherwise pursuant to the Arbitration Proceedings, it could result in the Transaction failing to close, which could adversely affect our future prospects and growth.

In addition, the resumption of legal proceedings between Altimo and Telenor, and Telenor’s opposition to the Transaction, could cause the relationship between Altimo and Telenor to deteriorate. As a result of the disputes among our largest shareholders and claims made against us, we could suffer material adverse effects on our business, financial condition, results of operations and prospects.

If Telenor is successful in the Arbitration Proceedings, it could lead to significant dilution to VimpelCom’s minority shareholders.

If Telenor prevails in the Arbitration Proceedings and the arbitration tribunal determines that pre-emptive rights do apply to the issuance of the VimpelCom shares in the Transaction, then VimpelCom ADS holders (the “VimpelCom Minority Shareholders”) could suffer significant economic and voting dilution. Currently the VimpelCom Minority Shareholders hold approximately 20.4% of the VimpelCom common shares and approximately 18.6% of the VimpelCom voting shares. Following the Closing of the Transaction and assuming no pre-emptive rights apply, the VimpelCom Minority Shareholders will hold approximately 16.3% of the VimpelCom common shares and approximately 12.9% of the VimpelCom voting shares. Following the Closing of the Transaction, and assuming that an arbitration tribunal were to determine that pre-emptive rights do apply and assuming further that each of Telenor and Altimo exercise its respective pre-emptive rights in full, then the VimpelCom Minority Shareholders would hold approximately 9.4% of the VimpelCom common shares and approximately 5.7% of the VimpelCom voting shares. In each case, the above percentages are calculated assuming that VimpelCom acquires 100% of Wind Telecom shares at Closing and excluding VimpelCom shares held by its subsidiaries.

We may not realize the anticipated benefits from the Transaction and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with the Transaction.

The actual outcome of the Transaction and its effect on VimpelCom and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

•	past and future compliance with the terms of the telecommunications licenses and permissions of the Wind Telecom group, its ability to renew licenses and frequency permissions and get additional frequencies and its past and future compliance with applicable laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the Transaction, including tax, customs, indebtedness and other liabilities;

•	the Wind Telecom group’s inability to comply with the terms of its debt and other contractual obligations;

•	the Wind Telecom group’s ability to obtain or maintain favorable interconnect terms;

•	our inability to extract anticipated synergies from the Transaction or to integrate the Wind Telecom group’s business into our group in a timely and cost-effective manner;

•	changes to the management structure as a result of the Transaction or the possible deterioration of relationships with employees and customers as a result of integration;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	the Wind Telecom group’s inability to protect its trademarks and intellectual property and to register trademarks and other intellectual property used by it in the past;

•	developments in competition within each jurisdiction of Wind Telecom’s operations, including the entry of new competitors or an increase in aggressive competitive measures by competitors;

•	governmental regulation of the relevant industry in each jurisdiction, ambiguity in regulation and changing treatment of certain license conditions;

•	political, economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging the Wind Telecom group’s ownership of its assets or otherwise.

In addition, there are inherent risks in assessing the value, strengths and weaknesses of any transaction, and our assessment of the Transaction has been made on the basis of certain assumptions that are subject to significant uncertainty.

The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH.

OTH’s subsidiary OTA accounts for a significant proportion of OTH’s consolidated revenues. For the past several years, OTA has suffered from various ongoing measures taken by the Algerian Government and its various regulatory agencies. The Algerian tax authority has made substantial tax claims against OTA. See “Risks Relating to Wind Telecom’s Business — Risks Relating to OTH’s Business — OTH is currently subject to claims by the Algerian tax authority with respect of certain taxes, the outcome of which is uncertain” in Annex B. In addition, in 2010, the Bank of Algeria effected an injunction that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA, making it difficult for OTA to import equipment from foreign suppliers and preventing OTA from transferring funds outside of Algeria, including by way of dividends or other distributions to OTH. The Algerian authorities have also alleged breaches of foreign exchange regulations which could result in significant fines being levied on OTA and a criminal investigation has been initiated by the Bank of Algeria. These and other measures taken by the Algerian Government and its agencies against OTA have adversely impacted the business, financial condition and results of operations of OTA and may continue into the future. See “Risks Relating to Wind Telecom’s Business — Risks Relating to OTH’s Business — OTH’s investments in Algeria are subject to ongoing disputes and may be affected by changes in the law” in Annex B.

Furthermore, the Algerian Government has announced its intention to unilaterally purchase OTA, alleging that it has the right to do so under the pre-emption right contained in the 2009 Finance Act and the 2010 Supplemental Finance Act. The value of OTA is to be determined by a valuation advisor retained by the Algerian Government. As discussed in this proxy statement under “The Transaction — Algerian Value Sharing Arrangement”, we have reached a value sharing arrangement with Weather II which provides for any financial losses or gains arising from the sale of all or part of OTA to the Algerian Government or from the eventual settlement of disputes between OTA and the Algerian Government to be shared in certain pre-agreed proportions between us and Weather II. Although this arrangement provides for significant downside protection for us with respect to the forced sale of OTA, OTA remains a strategically important asset for us and, therefore, we are interested in exploring with the Algerian Government a resolution which would allow us to retain OTA following completion of the Transaction. The loss of OTA could have an adverse effect on the value, and future prospects, of Wind Telecom. See “Risks Relating to Wind Telecom’s Business — Risks Relating to OTH’s Business — OTH’s investments in Algeria are subject to ongoing disputes and may be affected by changes in the law” in Annex B.

The Transaction is subject to satisfaction or waiver of several conditions.

Completion of the Transaction is subject to a number of conditions precedent, including approval of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal, receipt of consent required under competition and anti-trust laws in certain jurisdictions, completion of actions and transactions required to be completed before Closing pursuant to the Refinancing Plan and absence of injunctions prohibiting the transfers of the Wind Telecom Shares to VimpelCom and the issuance of VimpelCom common shares and convertible preferred shares to Weather II and the Wind Telecom Shareholders. Each of VimpelCom and Wind Telecom has the right to terminate the Transaction at any time prior to the Obligation Date. There can be no assurance that all of the conditions will be satisfied or waived in a timely manner or at all. A substantial delay in the satisfaction or waiver of all conditions precedent or completion could jeopardize the ultimate completion of the Transaction. A delay in completion of the Transaction or a failure to complete the Transaction could have a material adverse effect our business, financial condition and results of operations. For more information about the conditions to Closing, see “The Share Sale and Exchange Agreement — Conditions to Closing”.

Our current leverage will substantially increase as a result of the Transaction.

On completion of the Transaction, our indebtedness for the combined group of companies will be greater than our current outstanding indebtedness. As of September 30, 2010, our total debt for equipment financing, capital leases, bank and other loans was approximately US$6.5 billion on an actual basis and approximately US$8.0 billion on a pro forma basis after giving effect to the US$1.5 billion loan made to OJSC VimpelCom on February 2, 2011, from VIP Finance Ireland Limited with the proceeds of its loan participation notes issued on February 2, 2011. On a combined basis, assuming completion of the Transaction, the pro forma gross debt and net debt of the combined entity as of September 30, 2010 was US$24.8 billion and US$21.1 billion, respectively. After completion of the Transaction, the gross debt will increase to approximately US$26.3 billion, and the net debt will increase to approximately US$21.8 billion. This increase is based on the impact of the Transaction Consideration, the refinancing in November 2010 of debt associated with Wind Italy, receipt and application of proceeds of the sale of the OTH interest in its Tunisian business, and various other costs. For more information see Note 5 to our Unaudited Pro Forma Condensed Combined Financial Information.

We have arrangements in place to borrow additional amounts up to US$6.5 billion to finance the Transaction, although we currently expect borrowing to be less than the total of these arrangements. These arrangements are described in “The Refinancing Plan — Financings by VimpelCom”. We anticipate that our additional borrowing will be approximately US$5.3 billion, but additional amounts may be needed to fund required payments in the event the transfer of certain Wind Telecom assets under the Spin-Off Plan cannot be effected. For more information about the Spin-Off Plan, see “The Spin-Off Plan”.

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, such as requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, joint ventures, dividends and other purposes; increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions; limiting our ability to obtain additional financing and increasing the cost of such financing; and placing us at a possible competitive disadvantage relative to less leveraged competitors which have greater access to capital resources.

Our operating subsidiaries must generate sufficient net cash flow in order to meet our group’s debt service obligations, and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness.

If our group does not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, the timing of the sales, whether such sales would be on satisfactory terms and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and business prospects.

In addition, we intend to loan a substantial part of the proceeds of VimpelCom’s financings for the Transaction to Wind Telecom entities through intercompany loans primarily in order to refinance their existing debt. The Wind Telecom entities that will borrow under these intercompany loans to refinance their existing debt might not have sufficient cash flow to make payments to us that would cover our debt service obligations on our borrowings to fund those loans. As a result, we might have to meet those debt service obligations without assistance from the Wind Telecom entities.

Wind Telecom’s operations are in jurisdictions new to VimpelCom.

Following the Transaction, we will operate in 19 countries around the world, covering a population of approximately 838 million people, with over 173 million mobile subscribers. Management of the growth from the Transaction will require significant managerial and operational resources. We will rely on the existing Wind Telecom management team and employees to help us successfully manage our growth and operate in jurisdictions that are new to our group. However, there can be no assurance that we will be able to retain key employees of Wind Telecom, and if we are unable to successfully manage our growth, our further development could be hampered and our business, financial condition and results of operations could suffer.

In addition, the Wind Telecom group operates in jurisdictions which are subject to political, social and economic risk. For example, OTH is an Egyptian company listed on the Egyptian Stock Exchange. In January and February 2011 there have been widespread protests against the government, which had a negative impact on the share prices of companies listed on the Egyptian Stock Exchange and resulted in extensive disruption and damage throughout the country to public and private property and infrastructure. Mobile networks and services were also temporarily suspended by government order. Continued disorder in Egypt could adversely affect the Egyptian assets that will be part of the combined company following Closing. These events and similar events in other jurisdictions where Wind Telecom operates could adversely affect the business, prospects, financial condition and results of operations of the combined company following Closing.

The issuance of a significant number of VimpelCom Shares and a resulting “market overhang” could adversely affect the market price of VimpelCom ADSs after completion of the Transaction.

If the VimpelCom shareholders approve the proposals contained in this proxy statement and the Transaction is completed, we will issue 325,639,827 new common shares and 305,000,000 convertible preferred shares to Weather II and the Wind Telecom Shareholders. This will result in the total number of common shares increasing by 25% and the total number of preferred shares increasing by approximately 330%. Although Weather II is generally not permitted to transfer any of the VimpelCom common shares it receives at Closing for a period of six months pursuant to the Lock-Up Agreement, the newly issued common shares issued to the Wind Telecom Shareholders will not be subject to any contractual transfer restrictions. Accordingly, the Wind Telecom Shareholders may, and following the six month lock-up period Weather II may, convert such common shares into our ADSs for sale on the NYSE, subject to certain limitations under U.S. securities laws. The VimpelCom convertible preferred shares to be issued to Weather II and the Wind Telecom Shareholders may be converted into VimpelCom common shares at the option of the shareholder any time between 2.5 years and 5 years after their issuance at a price based on the NYSE price of VimpelCom ADSs. If the convertible preferred shares are converted into our common shares they will also become available for trading in the public market. The sale of any of the VimpelCom shares on the public markets or the perception that such sales may occur (commonly referred to as “market overhang”), may adversely affect the market for, and the market price of, VimpelCom’s ADSs.

A disposition by one or both of VimpelCom’s strategic shareholders of their respective stakes in VimpelCom or a change in control of VimpelCom could harm our business.

Our debt agreements have had, and in the future may have, “change of control” provisions that may require us to make a prepayment if certain parties acquire beneficial or legal ownership of or control over more than 50.0% of our shares, which could occur if certain parties acquired more than 50.0% of VimpelCom. If a change of control is triggered and we fail to make any required prepayment, this could lead to an event of default, and could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business, financial condition and results of operations.

It is not contemplated that the VimpelCom Shareholders Agreement will be amended in connection with the Transaction. The VimpelCom Shareholders Agreement will remain in effect following the Transaction, provided neither Telenor nor Altimo fall below a 25% voting stake in our company as a result of a transfer of any of their respective shares. If the VimpelCom Shareholders Agreement were to terminate, it could lead to further deterioration of the relationship between Telenor and Altimo which could harm our business.

We derive benefits and resources from the participation of Telenor and Altimo in the VimpelCom group. If either Telenor or Altimo were to dispose of its stake in VimpelCom, either voluntarily or involuntarily, our company may be deprived of the benefits and resources that it derives from Telenor and Altimo, respectively, which could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to VimpelCom’s Businesses

You should read and consider other risk factors specific to VimpelCom’s businesses set out in Annex A to this proxy statement, as well as documents that have been filed by VimpelCom with the U.S. Securities and Exchange Commission (the “SEC”). See the section entitled “Where You Can Find More Information”.

Risk Factors Relating to Wind Telecom’s Businesses

You should read and consider other risk factors specific to Wind Telecom’s businesses, which will also affect VimpelCom after Closing of the Transaction, set out in Annex B to this proxy statement

THE SHARE SALE AND EXCHANGE AGREEMENT

The following is a summary of the material provisions of the Share Sale and Exchange Agreement. This summary has been included with this proxy statement to provide you with information regarding the terms of the Share Sale and Exchange Agreement and is not intended to provide any other factual information about us or Wind Telecom. You can find more information about us and Wind Telecom elsewhere in this proxy statement. Information about VimpelCom is also available in our other public reports filed with the SEC, which are available at www.sec.gov. This summary is not intended to modify or supplement any factual disclosures about VimpelCom in our public reports filed with the SEC.

The representations and warranties of the parties in the Share Sale and Exchange Agreement are subject to modification, qualification and limitation by the disclosure schedules to the Share Sale and Exchange Agreement. You should not rely on the representations and warranties as characterizations of the actual state of facts with respect to any information may contain material qualifications or exceptions thereto.

General

We entered into the Share Sale and Exchange Agreement with Wind Telecom and Weather II on January 17, 2010. Under the terms of the Share Sale and Exchange Agreement, VimpelCom will acquire the Wind Telecom Shares from Weather II and the Wind Telecom Shareholders in exchange for a combination of cash and VimpelCom common and convertible preferred shares, which consideration is described in more detail in “The Share Sale and Exchange Agreement — The Transaction Consideration”.

Closing

Closing is expect to occur promptly following the satisfaction or waiver of all the Closing conditions, which are summarized in “The Share Sale and Exchange Agreement — Conditions to Closing”, or at such other time, date or place agreed to by the parties.

The Transaction Consideration

Under the terms of the Share Sale and Exchange Agreement, at Closing VimpelCom will acquire the Wind Telecom Shares in exchange for the following:

•	$1.495 billion in cash multiplied by the percentage of the total Wind Telecom share capital (excluding shares held by Wind Telecom’s subsidiary, WAHF) represented by the Wind Telecom Shares being transferred to VimpelCom at Closing (the “Wind Share Percentage”);

•	325,639,827 VimpelCom common shares multiplied by the Wind Share Percentage and 305,000,000 VimpelCom convertible preferred shares; and

•	consideration resulting from the spin-off transactions pursuant to the Spin-Off Plan. See “The Spin-Off Plan”.

Under the terms of the Share Sale and Exchange Agreement, VimpelCom is not required to close unless it will acquire at Closing shares representing at least 98.04% of Wind Telecom’s share capital (excluding shares held by Wind Telecom’s subsidiary, WAHF).

Dividends

Under the terms of the Share Sale and Exchange Agreement, Weather II and the Wind Telecom Shareholders irrevocably direct VimpelCom not to make payment to them of dividends declared during or with respect to the 2010 financial year on VimpelCom common shares. This direction only applies to the first US$850 million declared and paid out with respect to the 2010 financial year. VimpelCom declared and paid out US$600 million in interim dividends with respect to the 2010 financial year prior to entering into the Share Sale and Exchange Agreement. The Share Sale and Exchange Agreement further provides that VimpelCom will declare US$850 million (hence a further $250 million) in interim dividend on VimpelCom common shares in respect of the 2010 financial year, but other than with respect to those dividends, VimpelCom is not permitted to set as a record date for additional dividends to holders of VimpelCom common shares any date occurring prior to June 1, 2011.

Representations and Warranties of the Parties

Representations and Warranties of Wind Telecom and Weather II Relating to the Wind Telecom Group; Representations and Warranties of VimpelCom

The Share Sale and Exchange Agreement contains various customary representations and warranties of Wind Telecom and Weather II relating to the Wind Telecom group and of VimpelCom.

The representations and warranties of Wind Telecom and Weather II relating to the Wind Telecom group, which are made to VimpelCom jointly and severally by Wind Telecom and Weather II, are qualified by the following:

•	information contained in Wind Telecom’s disclosure schedules delivered in connection with the Share Sale and Exchange Agreement;

•	the knowledge of certain key individuals and information in the international press with respect to the representations and warranties relating to OTH’s Algerian subsidiaries, operations, assets, or any direct or indirect benefits or liabilities derived from Algeria, including any action by a governmental entity;

•	information contained in certain financial statements disclosed on Wind Italy’s and OTH’s websites and certain offering memoranda of the Wind Telecom group.

In addition, the representations and warranties of Wind Telecom and Weather II relating to the Wind Telecom group do not cover the following matters:

•	matters arising between October 4, 2010 and Closing relating to OTH’s Algerian subsidiaries, operations, assets, or any direct or indirect benefits or liabilities derived from the Algerian subsidiaries, including any action by a governmental and other specified matters; and

•	any of the assets being transferred to Weather II pursuant to the Spin-Off Plan that are described under in “The Spin-Off Plan”, other than OTH’s holdings in MobiNil and ECMS.

All of the representations and warranties of VimpelCom are made to Wind Telecom and Weather II, and certain representations and warranties of VimpelCom, including with respect to the newly issued shares are made to the Wind Telecom Shareholders. All of the representations and warranties of VimpelCom are qualified by the following:

•	information contained in VimpelCom’s disclosure schedules delivered in connection with the Share Sale and Exchange Agreement; and

•	information disclosed in reports filed with or furnished to the SEC.

Some of the representations and warranties of VimpelCom and of Wind Telecom and Weather II relating to the Wind Telecom group in the Share Sale and Exchange Agreement are qualified by knowledge, materiality thresholds, or a “material adverse effect” qualifier. For purposes of the Share Sale and Exchange Agreement, the “material adverse effect” qualifier and its related definition contemplate any change, state of facts, circumstance, event or effect that is materially adverse to (A) the financial condition, businesses or results of operations of a party and its subsidiaries, taken as a whole (subject to certain exclusions outlined below); and/or (B) the ability of a party to perform its obligations under the Share Sale and Exchange Agreement or to consummate the transactions contemplated thereby. For the purposes of clause (A), an event will be considered to have a “material adverse effect” if, and only if, it results in a decrease of US$625 million or more in the shareholders equity (calculated as shareholders equity or equivalent line item on the consolidated balance sheets of the affected group in accordance with U.S. GAAP, in the case of the VimpelCom group, or IFRS, in the case of the Wind Telecom group) and amounts due pursuant to specified notifications from Italian tax authorities to Wind Italy and Wind Acquisition Financing S.p.A will not be considered a “material adverse effect”. See the section entitled “Risk Factors Relating to Wind Telecom’s Business — Risks Relating to Wind Italy’s Business — Wind Italy is subject to an audit by the Italian Tax Authority regarding withholding taxes on certain interest payments” in Annex B.

In addition, for purposes of clause (A) in the preceding paragraph, the term “material adverse effect” does not include any change, state of facts, circumstance, event or effect to the extent caused by or resulting from:

•	changes in economic, market, business, regulatory or political conditions generally in jurisdiction of organization or any other jurisdiction in which such party operates, or in the global financial markets generally or in the financial markets of any such jurisdiction, except to the extent that such changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other for profit industry participants operating in the same or similar businesses and markets;

•	changes, circumstances or events generally affecting the industry in which such party operates, except to the extent that such changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other for profit industry participants operating in the same or similar businesses and markets;

•	changes in any law, except to the extent that such changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other for profit industry participants operating in the same or similar businesses and markets;

•	changes in generally accepted accounting principles (or local equivalents in the applicable jurisdiction), including accounting and financial reporting pronouncements by the SEC or the Financial Accounting Standards Board, as the case may be, except to the extent that such changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other for profit industry participants operating in the same or similar businesses and markets;

•	the commencement, occurrence or continuation of any hostilities, act of war, sabotage, terrorism or military actions, or any natural disasters or any escalation or worsening of any of the foregoing, except to the extent that such changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on such party and its subsidiaries taken as a whole relative to other for profit industry participants operating in the same or similar businesses and markets;

•	the execution, delivery and announcement of the Share Sale and Exchange Agreement and the transactions contemplated thereby; or

•	any action required to be taken or failure to act by and member of the Wind Telecom group or its affiliates (other than a specified matter) or VimpelCom or its affiliates pursuant to the terms of the Share Sale and Exchange Agreement.

In most instances, the representations and warranties of VimpelCom and of Wind Telecom and Weather II relating to the Wind Telecom group in the Share Sale and Exchange Agreement that are qualified by “material adverse effect” are qualified only to the extent the failure of such representations or warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the VimpelCom group or the Wind Telecom group, as the case may be.

Representations and Warranties of Weather II and the Wind Telecom Shareholders Relating to the Wind Telecom Shares

The Share Sale and Exchange Agreement contains various customary representations and warranties of Weather II and the Wind Telecom Shareholders, including, among other things, title to its Wind Telecom Shares and absence of material pending or threatened legal and arbitration proceedings and investigations regarding the Transaction.

All of the representations and warranties of Weather II and the Wind Telecom Shareholders are made severally and not jointly to VimpelCom and are subject to Wind Telecom’s disclosure schedules delivered in connection with the Share Sale and Exchange Agreement.

Covenants

Conduct of Business Prior to Closing

VimpelCom has undertaken customary covenants to Wind Telecom and Weather II that place restrictions on it and its subsidiaries until the Closing under the Share Sale and Exchange Agreement. VimpelCom has agreed to, and to cause each of its subsidiaries to, with certain exceptions, conduct their business in the usual, regular and ordinary course consistent with past practice and use commercially reasonable efforts to (i) preserve intact their present business organization and (ii) maintain in effect their material permits.

VimpelCom has further agreed that, with certain exceptions, it will not, and will not permit any of its subsidiaries to, among other things, undertake certain customary corporate actions without written consent (not to be unreasonably withheld or delayed) of Wind Telecom and Weather II.

Under the terms of the Share Sale and Exchange Agreement, Wind Telecom and Weather II make substantially the same pre-closing covenants as to the conduct of business of the Wind Telecom group prior to Closing as VimpelCom makes with respect to the VimpelCom group (as summarized above). However, Wind Telecom’s conduct of business covenants do not apply to assets and liabilities associated with Wind Hellas and the assets that are being transferred to Weather II as part of the Spin-Off Plan.

Restrictions on Solicitation

Pursuant to the Share Sale and Exchange Agreement, from the Obligation Date until Closing VimpelCom covenants not to, and to not permit any of its officers, directors, affiliates, agents or representatives to, solicit, initiate, encourage, conduct or engage in any discussions, or enter into any agreement or understanding, with any other person or entity relating to the merger, business combinations, recapitalization or similar corporate event involving VimpelCom or any of its subsidiaries or relating to the sale of any of the shares or capital stock of VimpelCom or any of its subsidiaries or any material portion of the assets of VimpelCom or any of its subsidiaries. The same non-solicitation restrictions apply to Wind Telecom and Weather II with respect to the Wind Telecom group.

Shareholders Meeting

Pursuant to the Share Sale and Exchange Agreement, VimpelCom’s Supervisory Board is required to call a shareholders’ meeting to present to its shareholders the shareholder resolutions necessary under VimpelCom’s bye-

laws and Bermuda law to approve the matters contemplated by the Share Sale and Exchange Agreement and recommend to VimpelCom shareholders that they vote in favour of those resolutions.

Agreements to Use Reasonable Best Efforts

Subject to the terms and conditions of the Share Sale and Exchange Agreement, the Share Sale and Exchange Agreement requires that each party cooperate and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable under the Share Sale and Exchange Agreement and applicable laws to consummate the transactions contemplated by the Share Sale and Exchange Agreement as promptly as practicable after the date of the Share Sale and Exchange Agreement.

Use of Retained Names and Marks

Under the Share Sale and Exchange Agreement, as promptly as reasonably practicably after Closing, VimpelCom must use its commercially reasonable efforts to change the names of businesses that are identified as retained names and marks under the Share Sale and Exchange Agreement, including “Orascom Telecom” and “Orcap”, or remove those names from the businesses conducted by Wind Telecom, subject to certain exceptions and rights to use such names for a specified period.

Listing

VimpelCom covenants to use its reasonable best efforts to cause its ADSs to remain listed on the NYSE or cause its common shares or other instruments representing its common shares to remain listed for a period of time on certain other exchanges, with certain exceptions.

Wind Telecom Investors and Minority Shareholders

Pursuant to the Share Sale and Exchange Agreement, from October 4, 2010 until the Obligation Date, Weather II is required to use its reasonable best efforts to cause the Wind Telecom Investors to either sell their shares to Weather II so that Weather II can sell them to VimpelCom pursuant to the Share Sale and Exchange Agreement or enter into joinder letters to become parties to the Share Sale and Exchange Agreement. Weather II is also required to use its commercially reasonable efforts to encourage the Wind Telecom Minority Shareholders to undertake the same actions as the Wind Telecom Investors.

Wind Hellas Spin-Off

The Share Sale and Exchange Agreement requires Wind Telecom and Weather II to use their reasonable best efforts to effect the Wind Hellas Spin-Off and the related termination of all intercompany agreements between the Wind Telecom group and Wind Hellas and its related companies. Completion of the Wind Hellas Spin-Off is also a condition to VimpelCom’s obligation to close the Transaction. See “The Share Sale and Exchange Agreement — Conditions to Closing”.

Fees and Expenses

Whether or not the transactions contemplated by the Share Sale and Exchange Agreement are consummated, all costs and expenses incurred in connection with the Transaction will be paid by the party incurring such expense.

Conditions to Closing

The respective obligation of each party to close the transactions contemplated by the Share Sale and Exchange Agreement is subject to the satisfaction or waiver of the following conditions:

•	no governmental entity, court or arbitral tribunal will have enacted, promulgated, enforced or entered any statute, rule, regulation, injunction or other order that makes the transfer of the Wind Telecom Shares to VimpelCom, the issuance of VimpelCom common shares or VimpelCom convertible preferred shares or payment of the cash consideration to Weather II and the Wind Telecom Shareholders or the completion of the spin-off transactions pursuant to the Spin-Off Plan illegal or otherwise prohibiting such transfer and transactions;

•	all consents required under the competition and antitrust laws of Ukraine, Pakistan and Italy and the approval of the Pakistan Telecommunications Authority will have been obtained (including the termination of any applicable waiting periods) without material conditions or restrictions; and

•	shareholder approval of the Share Issuance Proposal and the Authorized Share Capital Increase Proposal will have been obtained.

VimpelCom’s and Wind Telecom and Weather II’s respective obligations to close the transactions contemplated by the Share Sale and Exchange Agreement are also separately subject to the satisfaction or waiver of the following conditions:

•	the actions and transactions to be completed before Closing as set out in the Refinancing Plan will have been completed and the actions required to be taken as of Closing for post-closing transactions will have been taken;

•	the Ancillary Agreements that are to enter into effect at Closing will have been executed and delivered by each of the parties thereto.

VimpelCom’s respective obligation to close the transactions contemplated by the Share Sale and Exchange Agreement is also separately subject to the satisfaction or waiver of the following conditions, among others:

•	the Wind Hellas Spin-Off will have been completed;

•	at Closing, VimpelCom will receive (x) all of the Wind Telecom Shares held by Weather II and the Wind Telecom Shareholders and (y) all of the shares in Wind Telecom’s share capital held by Wind Telecom Investors as of October 4, 2010 and (ii) at or prior to Closing, each agreement between Wind Telecom or any of its subsidiaries and any of Weather II or any Wind Telecom Shareholder will have been terminated and settled;

•	each Wind Telecom Investor that has not executed a joinder letter to become party to the Share Sale and Exchange Agreement will have granted the relevant waivers under any agreement between it and Wind Telecom or Weather II, and will have carried out such other actions as may reasonably be necessary to permit the consummation of the transactions contemplated by the Share Sale and Exchange Agreement to proceed without triggering or exercising any additional rights under such agreements.

Wind Telecom and Weather II’s obligation to close the transactions contemplated by the Share Sale and Exchange Agreement is also separately subject to the satisfaction or waiver of certain conditions, including, among others, that:

•	each Wind Telecom Investor that has not executed a joinder letter to become part to the Share Sale and Exchange Agreement will have granted the relevant waivers under any agreement between it and Wind Telecom or Weather II, and will have carried out such other actions as may reasonably be necessary to permit the consummation of the transactions contemplated by the Share Sale and Exchange Agreement to proceed without triggering or exercising any additional rights under such agreements.

Indemnification

Indemnification by Weather II

Pursuant to the Share Sale and Exchange Agreement, following Closing Weather II will indemnify VimpelCom and its officers, directors, employees, agents, subsidiaries and affiliates from and against all losses arising out of or resulting from:

•	any breach of any representation, warranty, covenant or obligation of Wind Telecom or Weather II, subject to certain exceptions;

•	claims or residual liabilities related to Wind Telecom’s ownership of Wind Hellas prior to the completion of the Wind Hellas Spin-Off, the Wind Hellas Spin-Off, or claims relating to Wind Hellas after the Wind Hellas Spin-Off (the “Wind Hellas Indemnity”);

•	the Spin-Off Assets to the extent such loss arises out of a situation existing, or an act or failure to act by Weather II or any member of the Wind Telecom group, prior to Closing, subject to certain limitations (the “Spin-Off Indemnity”);

•	any assessment of any deficiency in, or claim for, Italian withholding taxes made by the Italian taxing authority other than claims arising from specific notifications previously received from the Italian taxing authority (the “Italian Withholding Tax Indemnity”); See “Risk Factors Relating to Wind Telecom’s Business — Risks Relating to Wind Italy’s Business — Wind Italy is subject to an audit by the Italian Tax Authority regarding withholding taxes on certain interest payments” on Annex B.

•	any guarantee VimpelCom is required to provide to any entity pursuant to the MobiNil Shareholders Agreement (the “MobiNil Indemnity”);

•	claims brought by Qatar Telecom (Qtel) Q.S.C., any governmental entity or any third-party resulting from the sale of the OTH’s Tunisian assets, but only to the extent that such losses result from claims arising under any agreements not previously disclosed to VimpelCom prior to November 21, 2010, and together with the Wind Hellas Indemnity, the Spin-Off Indemnity, the Italian Withholding Tax Indemnity and the MobiNil Indemnity, the “Wind Telecom Specific Indemnities”).

Weather II will only be liable to pay an indemnity equal to 72.65% of the amount of any loss to be indemnified, such percentage being equal to its ownership interest in Wind Telecom.

Indemnification by the Wind Telecom Shareholders

Pursuant to the Share Sale and Exchange Agreement, following Closing each of the Wind Telecom Shareholders will severally, but not jointly, indemnify VimpelCom and its officers, directors, employees, agents, subsidiaries and affiliates from and against all losses arising out of or resulting from any breach of any representation, warranty, covenant or obligation by it, subject to certain exceptions.

Indemnification by VimpelCom

Pursuant to the Share Sale and Exchange Agreement, following Closing VimpelCom will indemnify Weather II and its officers, directors, employees, agents, subsidiaries and affiliates from and against all losses arising out of or resulting from:

•	any breach of any representation, warranty, covenant or obligation of VimpelCom, subject to certain exceptions; and

•	any decision by the Antimonopoly Committee of Ukraine having the effect or revoking, rescinding, cancelling or nullifying its March 2010 approval of the transaction through which Kyivstar became a subsidiary of VimpelCom and certain related matters (the “VimpelCom Specific Indemnity”);

Following Closing, VimpelCom will also indemnify each of the Wind Telecom Shareholders and its officers, directors, employees, agents, subsidiaries and affiliates from and against all losses arising out of or resulting from any breach of a representation or warranty made to the Wind Telecom Shareholders or any covenant or obligation of it to deliver validly issued VimpelCom common shares or convertible preferred shares pursuant to the Share Sale and Exchange Agreement.

Limitation on Indemnification

Under the terms of the Share Sale and Exchange Agreement, a party will not be under an obligation to indemnify another until losses incurred by such party exceed a US$50 million threshold. The US$50 million threshold does not apply to the following:

•	claims for indemnification against Weather II or any Wind Telecom Shareholders for (i) breach of the title to shares representation, (ii) breaches of any covenant or obligation of Weather II or any Wind Telecom Shareholders or (iii) the Wind Telecom Specific Indemnities (the “Wind Indemnity Exclusions”);

•	claims for indemnification against VimpelCom for (i) breaches of the share issuance representation, (ii) any covenant or obligation of VimpelCom or (iii) the VimpelCom Specific Indemnity (the “VimpelCom Exclusions”).

None of Weather II or the Wind Telecom Shareholders will be required to indemnify VimpelCom for any losses in excess of 20% of the value of the consideration received by Weather II or such Wind Telecom Shareholders, other than with respect to the Wind Indemnity Exclusions, in which case indemnification is capped at 100% of the value of the consideration received by Weather II or such Wind Telecom Shareholder.

VimpelCom will not be required to indemnify Weather II or any Wind Telecom Shareholder for any losses in excess of 20% of the value of the consideration received by Weather II or such Wind Telecom Shareholders, other than with respect to the VimpelCom Indemnity Exclusions, in which case indemnification is capped at 100% of the value of the consideration received by Weather II or such Wind Telecom Shareholder. Any indemnifiable losses due to Weather or any Wind Telecom Shareholder will be multiplied by the quotient of 1/(1-X%), where X% is equal to Weather II’s or such Wind Telecom Shareholder’s share in the share capital of VimpelCom expressed as a percentage at the time the loss is incurred and only in relation to VimpelCom common shares received by Weather II or such Wind Telecom Shareholder at closing.

Termination of the Share Sale and Exchange Agreement

Events of Termination

The Share Sale and Exchange Agreement may be terminated, at any time prior to the Closing date,

•	by mutual written consent of the boards of directors, or equivalent governing bodies, of Wind Telecom and VimpelCom;

•	by either Wind Telecom or VimpelCom at any time on or prior to the date on which the proposals described in this proxy statement are approved by the VimpelCom shareholders;

•	by either Wind Telecom or VimpelCom if Closing shall not have occurred on or prior to June 30, 2011; and

•	by either Wind Telecom or VimpelCom if any governmental entity, court or arbitration tribunal has enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the transfer of the Wind Telecom Shares, the issuance of VimpelCom shares or payment of cash consideration to Weather II and the Wind Telecom Shareholders or completion of the spin-off transactions pursuant to the Spin-Off Plan illegal or otherwise prohibiting consummation of such transfers and transaction and such statute, rule, regulation, injunction or other order has become final and non-appealable.

The Share Sale and Exchange Agreement does not impose any break fees on the terminating party.

Effects of Termination

If either Wind Telecom or VimpelCom validly terminates the Share Sale and Exchange Agreement, the Share Sale and Exchange Agreement will terminate and have no further effect, except for certain provisions that survive such termination. Except with respect to termination by Wind Telecom or VimpelCom prior to the Obligation Date, no party shall be relieved or released from any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or wilful and material breach.

Amendments and Waivers

Any term of the Share Sale and Exchange Agreement may be amended only by an instrument in writing signed by the party against whom such amendment or waiver is sought to be enforced.

Governing Law

The Share Sale and Exchange Agreement is governed in all respects by the laws of the State of New York.

Arbitration

Any dispute arising under the Share Sale and Exchange Agreement will be settled by arbitration in London under the LCIA Rules. Each party submits to the non-exclusive jurisdiction of the Commercial Court in London,

England in connection with any proceedings for confirmation or enforcement of an arbitration award and the exclusive jurisdiction of the Commercial Court in London, England in connection with any application for interim, provisional or conservatory measures in connection with arbitration or an action to compel arbitration.

Original Agreement

As of January 17, 2011, the date of the Share Sale and Exchange Agreement, the Original Agreement is terminated and replaced in its entirety by the Share Sale and Exchange Agreement.

THE REFINANCING PLAN

The Refinancing Plan agreed pursuant to the Share Sale and Exchange Agreement provides for the financings necessary to complete the Transaction. The Refinancing Plan provides for (1) financings by VimpelCom entities to fund the cash consideration for the Transaction, refinance indebtedness of entities associated with OTH and pay costs of the Transaction and related financings, (2) financings by Wind Telecom entities to refinance indebtedness which would otherwise have been subject to repayment due to a change of control when the Transaction is completed and, at the same time, to extend the maturity profile and reduce average financing costs, and (3) consents and waivers to be obtained by Wind Telecom entities to address the change of control and other covenant issues.

Financings by VimpelCom

VimpelCom expects to raise the funds necessary to finance the Transaction pursuant to the Refinancing Plan.

Sources and Uses of Funds

We estimate that the total amount of funds necessary to complete the Transaction and the related transactions and financings, including the payment of related fees and expenses, will be approximately US$5.3 billion, which includes approximately US$1.495 billion to pay the cash portion of the purchase consideration, approximately US$300 million to be paid to Wind Italy under the Spin-Off Plan in connection with the transfer of certain Wind Italy assets (the “Wind Italy Spin-Off”), approximately US$125 million in transaction costs and approximately US$3.38 billion necessary to complete the refinancing of indebtedness of entities associated with OTH after taking into account the application of US$658 million from the proceeds of OTH’s sale of Orascom Telecom Tunisia to repay a portion of that indebtedness. If the transfer under the Spin-Off Plan of certain assets associated with OTH (the “OTH Spin-Off”) cannot be effected, we would be required to pay an additional amount of up to US$770 million (the “Additional OTH Spin-Off Payment”), which we expect would be paid with proceeds from current funding arrangements. The Additional OTH Spin-Off Payment, if required, consists of an initial payment of US$600 million and a possible second, subsequent payment of US$170 million. If the Wind Italy Spin-Off cannot be effected, we would pay US$100 million instead of the approximately US$300 million, which would reduce our funding needs by US$200 million. The US$300 million for the Wind Italy Spin-Off will be paid to Wind Italy and retained by it in the Wind Italy business. The US$100 million to be paid if the Wind Italy Spin-Off cannot be effected will be paid to Weather II and therefore will not remain in the Wind Italy business, since the assets subject to the Wind Italy Spin-Off will in that case remain in the business. For more information about the Spin-Off Plan, see the section of this proxy statement entitled “The Spin-Off Plan”.

We currently have funding arrangements in place for borrowing up to US$6.5 billion through a bridge loan facility and a term loan, although we currently expect borrowing to be approximately US$5.3 billion, which is US$1.2 billion less than the total of these two borrowing arrangements. In addition, our wholly owned subsidiary, OJSC VimpelCom, recently borrowed from VIP Finance Ireland Limited the US$1.5 billion proceeds from its offering of loan participation notes. These proceeds are for the general corporate purposes of OJSC VimpelCom or for it to lend all or part to VimpelCom or one of its wholly owned subsidiaries to be used for its general corporate purposes, including refinancing of debt associated with OTH. The bridge facility, term loan and loan participation note issuance are each discussed below under “— VimpelCom Financing Sources”.

The expected sources and uses of funds to be used in connection with the Transaction and related financings are as follows:

Sources	In millions			Uses	In millions

Bridge loan to a VimpelCom entity	US$	1,300	[1]	Cash consideration	US$	1,495
Sberbank term loan to OJSC VimpelCom	US$	2,500	[2]	Wind Italy Spin-Off	US$	300
Proceeds from loan participation notes loaned to OJSC VimpelCom	US$	1,500		Refinancing the indebtedness of Weather Capital Special Purpose 1 S.A.	US$	607	[3]
				Refinancing the indebtedness from OTH bank loan and redeem high yield notes and equity linked notes	US$	2,773
				Banking and transaction costs	US$	125

	US$	5,300			US$	5,300

The sources and uses information set forth above assumes, among other things, that (1) the Spin-Off Plan will be carried out, (2) we therefore will not be required to pay shareholders of Wind Telecom the Additional OTH Spin-Off Payment, which becomes due if the OTH Spin-Off cannot be effected, and (3) we will redeem, at Closing of the Transaction, the US$750 million aggregate principal amount of senior unsecured notes issued by Orascom Telecom Finance S.A. (the “Orascom High Yield Notes”) at the voluntary redemption premium of 104% for a redemption cost of US$780 million. If the OTH Spin-Off is not carried out, we have funding arrangements in place that are sufficient for us to pay the Additional OTH Spin-Off Payment plus all other amounts included under “Uses” above. In that event, however, we would only be required to redeem the Orascom High Yield Notes if their rating is downgraded within ninety days after completion of the Transaction. If such a ratings downgrade occurs, we would be required to redeem the Orascom High Yield Notes at a lower mandatory redemption premium of 101% for a redemption cost of US$758 million. If such a ratings downgrade does not occur, we would not be required to redeem the Orascom High Yield Notes and therefore the required “Uses” would be reduced by the assumed US$780 million redemption of those notes. As noted above, in the event the Wind Italy Spin-Off cannot be effected, we would pay US$100 million to Weather II instead of the US$300 million to Wind Italy that is set out in the “Uses” above. This would reduce our funding needs by US$200 million.

VimpelCom Financing Sources

The funds raised by VimpelCom pursuant to the Refinancing Plan are expected to come from the proceeds of a bridge loan facility from a group of international banks, the proceeds of the loan participation notes loaned to OJSC VimpelCom and a term loan facility from OAO Sberbank of Russia (“Sberbank”). The proceeds of amounts borrowed through these arrangements will be made available to the appropriate entities for the uses described above through intercompany loans. These financings are described below.

Bridge Loan.  On December 3, 2010, VimpelCom entered into a mandate letter agreement with six international banks pursuant to which the banks agreed to, subject to certain conditions, loan VimpelCom or one of its affiliates up to US$4.0 billion upon the execution of a bridge loan agreement (the “Bridge Loan”). The six banks, which VimpelCom appointed as mandated lead arrangers for the Bridge Loan, are Barclays Capital, BNP Paribas, Citibank N.A., London Branch, The Royal Bank of Scotland N.V., ING Bank N.V., and HSBC Bank plc.

1 The current funding arrangement under the bridge loan is for up to US$4.0 billion. For more information about the bridge loan, see “— VimpelCom Financing Sources — Bridge Loan” below.
2 The current funding arrangement under the Sberbank term loan is for up to US$2.5 billion. The amounts shown as borrowed under the bridge loan and the Sberbank term loan are illustrative. The actual allocation between the bridge loan and the Sberbank term loan will be made at the completion of the Transaction based upon market conditions and considerations of overall cost, as determined then by VimpelCom. For more information about the Sberbank term loan, see “— VimpelCom Financing Sources — Sberbank Term Loan” below.
3 This represents the US$ equivalent to the amount expected to be required to repay the financing to be entered into by Weather Capital Special Purpose 1 S.A. to refinance the WCSP1 Margin Loan, as described in “VimpelCom Financing Sources — Intercompany Loans”. The US$ equivalent is calculated at the US$/Euro exchange rate as of September 30, 2010, which is assumed to be US$1.36 to €1.00, consistent with Note 2 to our Unaudited Pro Forma Condensed Combined Financial Information.

The Bridge Loan may be repaid with proceeds from the issuance of bonds (or loan participation notes) with the mandated lead arrangers acting as joint lead managers or through other means. Under the terms of the Bridge Loan, VimpelCom’s wholly owned subsidiary, OJSC VimpelCom, must either be the borrower or must guarantee the obligations of the borrower. We expect that the borrower will be either VimpelCom or its subsidiary VimpelCom Amsterdam B.V. Key terms of the Bridge Loan will include the following:

Maturity:	12 months with 6-month extension option
Interest rate:	Escalating from 0.85% over LIBOR for the first 3 months to 3% over LIBOR from 12-18 months

The amount of the Bridge Loan is a maximum of US$4.0 billion. The actual drawdown will be determined based on the precise funding requirements for the Transaction, including funding requirements if we are required to pay the Additional OTH Spin-Off Payment.

Loan Participation Notes.  On February 2, 2011, VIP Finance Ireland Limited issued loan participation notes in two tranches totalling US$1.5 billion, consisting of “A Notes” in the amount of US$500 million and “B Notes” in the amount of US$1.0 billion. Each series of notes has a different maturity and interest rate. VIP Finance Ireland Limited loaned the proceeds of the loan participation notes to OJSC VimpelCom, which has agreed to repay the loan in amounts sufficient to repay the notes. OJSC VimpelCom expects to distribute the proceeds of the loan to VimpelCom through intercompany loans. For more information about expected intercompany loans, see “— Intercompany Loans” below. Key terms of the A Notes and the B Notes include the following:

Maturity for A Notes:	February 2, 2016
Interest rate for A Notes:	6.493%
Maturity for B Notes:	February 2, 2021
Interest rate for B Notes:	7.748%

Sberbank Term Loan.  OJSC VimpelCom has arranged with Sberbank for a term loan up to US$2.5 billion to be advanced in RUB at the RUB/US$ exchange rate of the Central Bank of Russia on the date the loan is advanced (the “Sberbank Loan”). The borrower under the Sberbank Loan will be OJSC VimpelCom. Key terms are expected to include the following:

Repayment/maturity:	Repayments in 8 equal semiannual installments starting 3 years after closing and continuing through 7th anniversary of closing
Interest rate:	9.0% or 9.5% depending on level of OJSC VimpelCom deposit account activity

Intercompany Loans.  To effect the financing required for the Transaction, OJSC VimpelCom intends to provide funds to VimpelCom or its subsidiaries through intercompany loans of the proceeds from the Sberbank Loan and the proceeds it received from the February 2, 2011 issuance of loan participation notes by VIP Finance Ireland Limited. The proceeds from the Bridge Loan will be loaned to VimpelCom or another VimpelCom entity, as required, through an intercompany loan from the VimpelCom entity that is the borrower under the Bridge Loan. VimpelCom, in turn, intends to make or cause its affiliates to make intercompany loans to entities acquired in the Transaction to refinance indebtedness which will become due as a result of the change of control of such entities upon completion of the Transaction. The total amount of indebtedness expected to be refinanced with intercompany loans is approximately US$3.38 billion, which is the estimated amount required after taking into account the application of US$658 million of the proceeds from OTH’s sale of Orascom Telecom Tunisia to pay down approximately US$600 million of OTH’s senior bank indebtedness and US$58 million of equity-linked notes of Orascom Telecom Oscar S.A. The debt to be paid with intercompany loans is described as follows:

•	€446 million to repay and refinance the outstanding balance of the new financing to be put in place by Wind Telecom before completion of the Transaction to refinance the original €1.2 billion aggregate principal amount of guaranteed collateralized notes due April 4, 2011, issued by Weather Capital Special Purpose 1 S.A. (as described below).

•	US$1.75 billion to repay and refinance the outstanding balance of the original US$2.5 billion credit facility of OTH.

•	US$780 million to redeem and refinance the Orascom Telecom High Yield Notes.

•	US$243 million to redeem and refinance the original US$230 million aggregate principal amount of secured equity linked notes due 2013 issued by Orascom Telecom Oscar S.A.

The Wind Telecom entity financings described above have maturity dates that permit them to be refinanced with the intercompany loans to be funded by VimpelCom upon Closing of the Transaction, except for the Weather Capital Special Purpose 1 S.A. financing (secured by global depositary securities of OTH) (the “WCSP1 Margin Loan”), which matures on April 4, 2011. We and Wind Telecom anticipate that the Transaction will be completed after the WCSP1 Margin Loan matures. Accordingly, on February 4, 2011, certain Wind Telecom entities entered into a letter agreement with four banks pursuant to which the banks agreed to enter into a bridge loan facility to refinance the WCSP1 Margin Loan. The new bridge loan facility would mature on December 15, 2011, although the lenders have the right to demand that the borrower issue or cause to be issued securities prior to that date for the purpose of taking out the bridge loan. VimpelCom intends to refinance this bridge loan facility by an intercompany loan, made at the time the Transaction is completed and before the new bridge loan matures on December 15, 2011. VimpelCom may not be able to refinance the bridge loan and may incur additional costs because of securities issued to take out the bridge loan (1) if the VimpelCom shareholders do not approve the Share Issuance Proposal or the Authorized Share Capital Increase Proposal prior to April 28, 2011, or (2) if the VimpelCom Shareholders do approve the Share Issuance Proposal or the Authorized Share Capital Increase Proposal but the Transaction is not then completed by June 15, 2011.

The terms and structures for the intercompany loans which will be made to effect the refinancings in connection with the Transaction will be determined by VimpelCom based on factors which will include, among other things, tax considerations, covenants in financings which will remain outstanding and funds available for repayment. The Refinancing Plan requires that shareholders of OTH approve the terms for the intercompany loans to refinance the debt of OTH, Orascom Telecom Finance S.C.A. and Orascom Telecom Oscar S.A. Under the OTH Spin-Off Plan, shareholders of OTH will be required to vote on, among other things, (1) these intercompany loans as related party transactions, in an Ordinary General Meeting, and (2) an increase in authorized capital and other matters associated with the OTH Spin-Off, in an Extraordinary General Meeting. These meetings are to be held on the same day and approval by shareholders of OTH at both is required for making the intercompany loans.

Financings by Wind Telecom

Pursuant to the Refinancing Plan, in November 2010 Wind Telecom refinanced and modified indebtedness of Wind Telecom entities associated with Wind Italy. The refinancing was implemented to extend the debt maturity profile for the Wind Italy entities, reduce the overall running average cost of indebtedness for the Wind Italy entities and achieve more favorable and less restrictive covenants.

Wind Italy Group Indebtedness Before Refinancing

Prior to the refinancing effected pursuant to the Refinancing Plan, the outstanding indebtedness of the Wind Italy companies (the “Wind Italy Group Indebtedness”) primarily consisted of indebtedness under the following:

•	Bank financings represented by the following facilities:

•	€825 million term loan facility maturing in May 2012 (the “2012 Term Loan”);

•	€1.466 billion term loan facility and a US$56 million term loan facility maturing in May 2013 (the “2013 Term Loan”);

•	€1.466 billion term loan facility and a US$56 million term loan facility maturing in May 2014 (the “2014 Term Loan”); and

•	€400 million revolving credit facility.

•	€552 million aggregate principal amount of variable interest second lien notes due November 2014 and US$180 million aggregate principal amount of variable interest second lien notes due November 2014 (the “Second Lien Notes”);

•	€950 million aggregate principal amount of 11% senior notes due December 2015 and US$650 million aggregate principal amount of 12% senior notes due December 2015 (the “2015 Notes”);

•	€1.25 billion aggregate principal amount of 11 3/4% senior notes due July 2017 and US$2.0 billion aggregate principal amount of 11 3/4% senior notes due July 2017 (the “2017 Notes”); and

•	€325 million aggregate principal amount of 12 1/4% PIK notes due July 2017 and US$625 million aggregate principal amount of 12 1/4% PIK notes due July 2017 (the “PIK Notes”), issued by WAHF, the parent company of Wind Italy.

Wind Italy Group Indebtedness Pursuant to the Refinancing Plan

In November 2010 Wind Italy restructured and refinanced the Wind Italy Group Indebtedness, other than the 2017 Notes and the PIK Notes. To achieve this, Wind Italy and associated companies entered into two new term loan facilities and a revolving credit facility and issued two series of senior secured notes. The Wind Italy Group Indebtedness is paid from cash flow generated by Wind Italy businesses, and VimpelCom has no obligations for any payments on any Wind Italy Group Indebtedness. The restructured and refinanced Wind Italy Group Indebtedness is described in more detail as follows:

New Senior Secured Credit Facilities. On November 24, 2010, Wind Italy entered into two senior secured term loan facilities (the “New Senior Secured Credit Facilities”) consisting of a €1.515 billion term loan facility maturing November 2016 and a €2.015 billion term loan facility maturing November 2017. Wind Telecom also entered into a €400 million revolving credit facility maturing November 2016 which remained undrawn as of December 31, 2010 (the “New Revolving Credit Facility”).

The New Senior Secured Credit Facilities contain covenant packages which allow, among other things, dividend payments under more favorable terms and a specified reduction in interest if an investment grade rating is achieved by the borrower independently or in connection with a guarantee by VimpelCom.

New Senior Secured Notes. On November 26, 2010, Wind Acquisition Finance S.A. issued senior secured notes due February 2018 (the “New Senior Secured Notes”). The New Senior Secured Notes were issued in two tranches consisting of a 7 3/8% €1.75 billion tranche and a 7 1/4% US$1.3 billion tranche.

Refinancing Prior Debt. Wind Italy companies used the net proceeds from the New Senior Secured Credit Facilities and the New Senior Secured Notes to repay outstanding amounts under the 2012 Term Loan, the 2013 Term Loan and the 2014 Term Loan and prepay aggregate principal outstanding amounts of the Second Lien Notes and the 2015 Notes. The 2017 Notes and the PIK Notes remain outstanding. Accordingly, following the completion of its plan to refinance certain indebtedness pursuant to the Refinancing Plan, the indebtedness of Wind Telecom primarily consists of indebtedness under the New Senior Secured Credit Facilities, the New Senior Secured Notes, the 2017 Notes and the PIK Notes. As of December 31, 2010, Wind Telecom had undrawn availability under the New Revolving Credit Facility. For more information about the refinancing of the Wind Italy Group Indebtedness, see Note 5 to our Unaudited Pro Forma Condensed Combined Financial Information.

Consents and Waivers Obtained by Wind Telecom Entities and OTH

Entities associated with WAHF and Wind Italy have obtained consents and waivers from holders of outstanding indebtedness to the change of control to be effected by the Transaction and for other purposes, and OTH has obtained consents and waivers from holders of outstanding indebtedness to payment of debt and to address potential events of default.

Consents of Holders of Notes of Wind Italy Entities

Covenants contained in the instruments governing the 2015 Notes, the 2017 Notes and the PIK Notes required the issuer of the notes to make an offer to repurchase such notes at a purchase price of 101% upon the occurrence of a change of control (a “Repurchase Offer”). On November 4, 2010, pursuant to the Refinancing Plan, the issuers of notes guaranteed by Wind Italy and WAHF (Wind Acquisition Finance S.A. as issuer of the 2015 Notes and the 2017 Notes and Wind Acquisition Holdings Finance S.A. as issuer of the PIK Notes) requested that the holders of the 2015 Notes, the 2017 Notes and the PIK Notes consent to, among other things, consummation of the Transaction without receiving a Repurchase Offer. In November 2010, Wind Acquisition Finance S.A. received the requested consent from the holders of the 2015 Notes and the 2017 Notes, and Wind Acquisition Holdings Finance S.A. received the requested consent from the holders of the PIK Notes. As noted above, the 2015 Notes have been repaid, but the 2017 Notes and the PIK Notes remain outstanding.

Consents of Holders of OTH Debt

By waiver request letter dated November 15, 2010, as supplemented by waiver request letter dated November 26, 2010, OTH requested consents and waivers under its senior bank credit agreement dated February 27, 2006, as amended, for loans in the original aggregate principal amount of US$2.5 billion (the “OTH Bank Credit Agreement”), which will be refinanced through intercompany loans funded by VimpelCom at Closing of the Transaction. These consents and waivers were obtained and became effective in January 2011. They primarily relate to the OTH business in Algeria and the application of proceeds of the sale of the OTH business in Tunisia, and included, among other things, the following terms:

•	Lenders under the OTH Bank Credit Agreement waived certain representations and warranties, breaches of covenants and other defaults under the OTH Bank Credit Agreement resulting from litigation, expropriation or other events relating to OTA and involving the Government of the Republic of Algeria or any governmental body thereof.

•	OTH agreed to modifications to certain financial covenants in the event OTH ceases to hold more than 50% of the outstanding share capital of OTA.

•	OTH agreed to deposit, and has deposited, US$730 million in proceeds from the sale of its Tunisian subsidiary into a blocked account (the “OTA Blocked Account”) with US$600 million applied to reduce the debt under the OTH Bank Credit Agreement, and the remaining US$130 million to be used to pay interest amounts due under the OTH Bank Credit Agreement as they come due.

•	OTH agreed to apply, and has applied, US$58 million in proceeds from the sale of its Tunisian subsidiary to repay a portion of the US$230 million aggregate principal amount of secured equity linked notes due 2013 issued by Orascom Telecom Oscar SA.

•	OTH agreed to deposit into the OTA Blocked Account for the payment of indebtedness under the OTH Bank Credit Agreement 100% of the net proceeds from any sale of shares in OTA, ECMS or MobiNil, and 75% of the net proceeds from the sale of any other material subsidiary.

•	OTH is limited to US$25 million annually for dividend payments and other restricted payments.

The indebtedness of subsidiaries of OTH does not contain change of control covenants that would be triggered upon completion of the Transaction. Accordingly, we expect that all such indebtedness will remain in place without modification after completion of the Transaction.

Consent of Holders of WCSP1 Margin Loan

The WCSP1 Margin Loan has been modified and supplemented from time to time, most recently as of January 28, 2011. The January 28, 2011 amendment extended the deadline for the issuer to take certain actions toward refinancing the WCSP1 Margin Loan to the final maturity date of April 4, 2011, from January 31, 2011. For more information on the WCSP1 Margin Loan, see “— VimpelCom Financing Sources — Intercompany Loans”.

THE SPIN-OFF PLAN

As part of the Transaction consideration and as summarized in more detail below, VimpelCom and Weather II have agreed to the Spin-Off Plan which provides that shortly after Closing of the Transaction certain assets held under OTH and certain assets held under Wind Italy will be demerged from the Wind Telecom group and transferred back to Weather II. VimpelCom views these assets as having limited or no strategic value for the VimpelCom group. The assets are listed in detail below and generally include Wind Telecom group’s direct and indirect minority interest in ECMS, the group’s operations in North Korea, the Italian wholesale business, various Internet portals in Italy and Egypt and a number of under-sea cable companies. The Spin-Off Plan also provides for alternative cash payments from VimpelCom to Weather II in lieu of the demergers in the event the demergers cannot be completed. The Spin-Off Plan consists of the OTH Spin-Off Plan (with respect to the assets held under OTH) and the Wind Italy Spin-Off Plan (with respect to the assets held under Wind Italy).

OTH Spin-Off Plan

References in this proxy statement to “OTH Spin-Off Assets” are to each of the following assets of OTH:

•	28.755% ownership stake in MobiNil;

•	20.00% ownership stake in ECMS;

•	95% ownership stake in Orabank NK (North Korea);

•	75% ownership stake in CHEO Technology Joint Venture company (Koryolink) (DPRK), together with all other assets and businesses located in North Korea;

•	100% direct and indirectly held ownership stake in Middle East and North Africa for Sea Cables (Free Zone II);

•	51% ownership stake in Trans World Associate (Private) Limited (Pakistan);

•	100% ownership stake in Med Cable Limited (UK);

•	99.99% ownership stake in Intouch Communication Services S.A.E. (Egypt) (“Intouch”) (a/k/a the OT Ventures Internet portals and other ventures in Egypt including Link Development, ARPU+ Telecommunications Services S.A.E. (“ARPU+”) and LINKonLINE); and

•	1% ownership stake in ARPU for Telecommunication Services S.A.E. (Egypt).

The OTH Spin-Off Assets will be first transferred to the existing shareholders of OTH by way of a legal demerger under Egyptian law whereby OTH is essentially split into two companies with the exact same shareholders. One company will hold the core assets to be retained by the Wind Telecom group and one company will hold the OTH Spin-Off Assets. Following this demerger, the shares held by the Wind Telecom group in the company holding the OTH Spin-Off Assets will be transferred to a subsidiary of Weather II. The demerger and transfer are both expected to occur the business day immediately following the Closing of the Transaction and are subject to the following conditions: (i) approval by the shareholders of OTH and (ii) approval by the Egyptian

Financial Supervisory Authority (“EFSA”). EFSA is expected to pre-approve the demerger soon after the OTH shareholders meeting required to implement the demerger.

If the OTH shareholders’ meeting required to implement the demerger of the OTH Spin-Off Assets has failed to approve, or EFSA has failed to pre-approve, the demerger with respect to the OTH Spin-Off Assets on or prior to Closing of the Transaction, then the following will occur:

•	all OTH Spin-Off Assets will be retained by VimpelCom;

•	on the Closing date of the Transaction, VimpelCom will make a cash payment to Weather II of US$600 million as additional consideration; and

•	if France Telecom’s call option contained in the amended and restated shareholders agreement among OTH, France Telecom, Wirefree Services Belgium, Atlas Services Belgium and MobiNil (the “MobiNil Shareholders Agreement”) has not been exercised within the first 120 “business days” (as defined in the MobiNil Shareholders Agreement) following the Closing date of the Transaction, VimpelCom will make an additional cash payment of US$170 million as further additional consideration on the 121st “business day” (as defined in the MobiNil Shareholders Agreement) following the Closing date of the Transaction.

However, if the OTH shareholders’ meeting required to implement the demerger has approved, and EFSA has pre-approved, the demerger with respect to the OTH Spin-Off Assets on or prior to Closing of the Transaction, but the demerger with respect to the OTH Spin-Off Assets cannot be completed on or prior to December 31, 2011 or such earlier date as agreed by VimpelCom and Weather II (the “Spin-Off Plan Outside Date”), then the following will occur:

•	all OTH Spin-Off Assets shall be retained by VimpelCom;

•	on the Spin-Off Plan Outside Date, VimpelCom will make a cash payment to Weather II of US$600 million as additional consideration; and,

•	if France Telecom’s call option under the MobiNil Shareholders Agreement has been not exercised within the first 120 “business days” (as defined in the MobiNil Shareholders Agreement) following the Closing date of the Transaction, VimpelCom shall make a further additional cash payment of US$170 million as further additional consideration on the later to occur of (A) the 121st “business day” (as defined in the MobiNil Shareholders Agreement) following the Closing date of the Transaction and (B) the Spin-Off Plan Outside Date.

Wind Italy Spin-Off Plan

References in this proxy statement to “Wind Italy Spin-Off Assets” are to each of the following assets of Wind Italy:

•	100% ownership stake in WIS;

•	100% ownership stake in ITNET S.r.l.;

•	100% of the business formerly owned by Italia Online S.r.l. before its merger into Wind Italy, together with all other assets (including intellectual property) and personnel (including the dedicated sales forces) owned or employed by Wind associated with the Libero portal business; and

•	The Italy-Greece Medcable submarine cable located between Otranto, Italy and Aethos, Greece, asset owned by Wind Italy.

On the same day as, but immediately after, the Closing of the Transaction, the Wind Italy Spin-Off Assets are contemplated to be spun-off to a newly established entity (“NewCo”) initially controlled by Wind Italy. Immediately thereafter and on the same day as of the Closing of the Transaction, Wind Italy will transfer its ownership in NewCo to VimpelCom in exchange for a cash payment to Wind Italy based on the fair market value of NewCo, which the parties expect will not exceed US$300 million. Immediately thereafter and on the same day as the Closing of the Transaction, VimpelCom will transfer its ownership in NewCo to Weather II.

If the spin-off of the Wind Italy Spin-Off Assets cannot be completed on or prior to the Spin-Off Plan Outside Date, then, all Wind Italy Spin-Off Assets will be retained by VimpelCom following the Closing of the Transaction, and VimpelCom will make a cash payment of US$100 million as additional consideration on the Spin-Off Plan Outside Date.

MOBINIL/ECMS PLAN

In connection with the Transaction, VimpelCom and each of Wind Telecom, Weather II and OTH have agreed a plan setting forth the actions that the parties have agreed to take relating to OTH’s interests in MobiNil and ECMS under the MobiNil Shareholders Agreement (the “MobiNil/ECMS Plan”). Under the MobiNil Shareholders Agreement, France Telecom has a call option over OTH’s shares in MobiNil in the event of a “change of control” with respect to OTH as defined in the MobiNil Shareholders Agreement (the “FT Call Option”). The purpose of the MobiNil/ECMS plan is to cause OTH’s interests in MobiNil and ECMS to remain at all times under the control of Weather II (and hence the Sawiris Family), throughout the spin-off of OTH’s interests in MobiNil and ECMS pursuant to the Spin-Off Plan, and, therefore, that the Closing of the Transaction shall not represent a “change of control” with respect to OTH within the meaning of the MobiNil Shareholders Agreement. Under the Share Sale and Exchange Agreement, Wind Telecom, Weather II and VimpelCom must use their reasonable best efforts to effect at or prior to Closing the actions required to be effected at or prior to Closing, and after Closing the actions required to be effected after Closing, under MobiNil/ECMS Plan.

ANCILLARY AGREEMENTS

At Closing, the parties will enter into each of the Ancillary Agreements which are summarized below.

Interim Control Agreement

OTH, Weather II, Wind Telecom and VimpelCom will enter into the Interim Control Agreement, which contains the MobiNil/ECMS Plan and will govern the parties’ rights and obligations relating to OTH’s interests in MobiNil and ECMS. The purpose of the Interim Control Agreement is to ensure that Weather II remains in control of the OTH Spin-Off Assets at all times prior to completion of the OTH Spin-Off pursuant to the Spin-Off Plan. See “The Spin-Off Plan”.

Lock-Up Agreement

Weather II and VimpelCom will enter into the Lock-Up Agreement, pursuant to which Weather II will agree not to transfer any of the VimpelCom common shares it receives at Closing for a period of six months following Closing. These restrictions are subject to certain exceptions, including, among others, transfers to controlled affiliates of Weather II and related entities, pledges and other customary exceptions. Weather II also agrees that for 18 months and such additional period of time as claims remain outstanding under the Share Sale and Exchange Agreement, the Interim Control Agreement or the Algerian Value Sharing Agreement, Weather II will not transfer or pledge any of the shares that are required to be placed in an escrow account pursuant to the Share Escrow Agreement, subject to Weather II’s ability to substitute such shares with certain other assets.

Share Escrow Agreement

Weather II and VimpelCom will enter into the Share Escrow Agreement, pursuant to which Weather II will agree to deposit 20% of the VimpelCom common shares being delivered to Weather II at Closing under the Share Sale and Exchange Agreement in an escrow account maintained by Citibank N.A. as escrow agent. The VimpelCom common shares, or such assets that Weather substitutes for the VimpelCom common shares, subject to VimpelCom’s consent in the case of certain proposed substitute assets, will remain in the escrow account until the escrowed property may be released in accordance with the terms of the Share Escrow Agreement.

Weather II Registration Rights Agreement

Weather II and VimpelCom will enter into the Weather II Registration Rights Agreement, pursuant to which Weather II will receive certain registration rights similar to those that Altimo and Telenor have under a registration rights agreement among VimpelCom and certain Telenor and Altimo parties. See “Risk Factors — Risk Factors Relating to the Transaction — The issuance of a significant number of VimpelCom Shares and a resulting “market overhang” could adversely affect the market price of VimpelCom ADSs after completion of the Transaction”.

WIS Framework Agreement

Weather II, Wind Telecom, WIS and VimpelCom will enter into the WIS Framework Agreement, which contains the terms and conditions under which certain service agreements between WIS, which is being transferred to Weather II as part of the Spin-Off Plan, and subsidiaries of Wind Telecom will continue in effect for the 18-month term following Closing under the Share Sale and Exchange Agreement, subject to termination on 60 days notice by the relevant Wind Telecom client if certain price and quality standards are not met.

Algerian Value Sharing Agreement

Weather II and VimpelCom will enter into the Algerian Value Sharing Agreement, which is described under “The Transaction — Algerian Value Sharing Arrangement”.

OTH Separation Agreement

OTH, Weather II, Wind Telecom and VimpelCom will enter into the OTH Separation Agreement, pursuant to which the parties will agree to the allocation of certain assets and for the continuation or separation of certain commercial and operational interdependencies between OTH and the new entity demerged from OTH following the demerger pursuant to the OTH Spin-Off Plan.

Wind Separation Agreement

Wind Italy, Weather II, Wind Telecom and VimpelCom will enter into the Wind Separation Agreement, pursuant to which the parties will agree to the allocation of certain assets and for the continuation or separation of certain commercial and operational interdependencies between Wind Italy and the new entity into which the Wind Italy Spin-Off Assets will be contributed pursuant to the Wind Italy Spin-Off Plan.

REGULATORY MATTERS

Subject to the terms and conditions of the Share Sale and Exchange Agreement, each party has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Share Sale and Exchange Agreement and applicable laws to complete the transactions contemplated by the Share Sale and Exchange Agreement, including obtaining the requisite regulatory approvals, as promptly as practicable after the date of the Share Sale and Exchange Agreement as discussed in “The Share Sale and Exchange Agreement — Agreements to Use Reasonable Best Efforts”.

As a condition to Closing under the Share Sale and Exchange Agreement, the parties are required to obtain all consents required under the competition and antitrust laws of Ukraine, Italy and Pakistan and under the telecommunication laws of Pakistan.

Ukraine

In Ukraine, the Transaction is subject to the approval of the Antimonopoly Committee of Ukraine (“AMC”). On January 28, 2011, an application for approval of the AMC was filed.

Italy

In Italy, the Transaction is subject to the approval of the Italian Antitrust Authority (“IAA”). On January 27, 2011, an application for approval of the IAA was filed. Although not a condition to Closing, the approvals of the Italian Ministry of Communications (“IMC”) and the Italian National Regulatory Authority (“INRA”) are also required. On January 27, 2011, applications for approval of the IMC and the INRA were filed.

Pakistan

In Pakistan, the Transaction is subject to the approval of the Competition Commission of Pakistan (“CCP”) and the Pakistan Telecommunications Authority (“PTA”). On January 28, 2011, an application for approval of the CCP was filed. On February 2, 2011, an application for approval of the PTA was filed.

DESCRIPTION OF THE BUSINESS OF WIND TELECOM

Wind Telecom is an international provider of mobile and fixed-line telecommunications and Internet services with operations in Europe (primarily, Italy), North America, Africa, the Middle East and Asia. As of September 30, 2010, Wind Telecom’s wholly owned or jointly controlled businesses had in the aggregate approximately 117 million subscribers (excluding operations in Tunisia and Greece, which have been divested since such date), of which approximately 28.7 million were associated with the Wind Italy Spin-Off Assets or the OTH Spin-Off Assets.

The Wind Telecom group operates in the telecommunications sector through two main operating sub-groups:

•	WAHF and its subsidiaries (the “Wind Italy Group”); and

•	OTH and its subsidiaries (the “OTH Group”).

At or after Closing, Wind Telecom’s interests in the Wind Italy Spin-Off Assets and the OTH Spin-Off Assets will be transferred to Weather II and will therefore no longer be part of the combined company following their transfer. If such transfers cannot be effected, Wind Telecom will retain those assets, and VimpelCom will make certain cash payments to Weather II as described in “The Spin-Off Plan”.

The charts below set out the structure of the Wind Telecom group and its two main operating sub-groups as of December 31, 2010.

The following chart shows the structure of the Wind Italy Group as of December 31, 2010 and identifies entities that are Wind Italy Spin-Off Assets.

The following charts show the structure of the OTH Group as of December 31, 2010. The first chart shows the OTH Group’s GSM assets and their holding companies, and the second chart shows the non-GSM assets. In each case, entities that are OTH Spin-Off Assets are identified. The chart below does not include Orascom Telecom Tunisia which has been divested.

(1)	Zimbabwe has been deconsolidated as of December 21, 2003.

(2)	Telecel International: OT Netherlands BV holds 999 ordinary shares and OT Eurasia 1 deferred share.

(3)	OT Ventures: OT holds 50,000 ordinary shares and OT Eurasia 1 deferred share.

(4)	TMGL: IWCPL holds 1,999 shares and OT Eurasia 1 deferred share.

(5)	IWCPL: OTH holds 86,641,308 redeemable preference shares and 5,869 ordinary shares and OT Eurasia 1 additional redeemable preference share.

(6)	Oratel: 166,500,000 ordinary shares and OT Eurasia has 1 deferred share.

(7)	Moga Holding: 50,000,000 ordinary shares and OT Eurasia has 1 deferred share.

(8)	OIH: OTH holds 50,000 ordinary shares and Orascom Luxembourg SARL has 1 deferred share.

(9)	OTI: OIH holds 50,000 ordinary shares and OT Eurasia has 1 deferred share.

(10)	Telecel Globe: OTH owns 1,999 ordinary shares and Orascom Luxembourg S.à r.l owns 1 deferred share.

(11)	OT Lebanon: remaining shares held by individuals in their capacity as founding directors of the entity.

(12)	OTH Canada (Malta) Ltd.: OTH holds 1,999 ordinary shares and OT Sàrl Eurasia 1 deferred share.

(13)	GIHC: OTH (Canada) Ltd. holds a 65.08% economic interest and 32.02% voting right.

(1)	Minimax: OTH holds 2,000 shares and OT Eurasia 1 deferred share — formerly called OT Asia.

(2)	OT ESOP: Financial Power Plan Ltd holds 1,999 ordinary shares and OT Eurasia 1 deferred share.

(3)	Financial Power Plan Ltd: OTH holds 50,000 ordinary shares and Orascom Luxembourg Sàrl holds 1 deferred share.

(4)	OT CS: OTH holds 500,000 shares and Orascom Luxembourg Sàrl 1 deferred share.

(5)	MLink: OTH holds 34,999 shares and OT Eurasia 1 deferred share. M-Link is in dissolution.

(6)	DMSL (Database management Services Limited): OTH holds 2,000 shares and OT Eurasia 1 deferred share.

(7)	Smart Village: Link Egypt owns 0.18%.

(8)	MENA: OTH owns 95%, Intouch 1% and Link Development 4%.

(9)	Sawyer Limited: OTH holds 2,000 shares and OIH Ltd 1 deferred share.

(10)	OT Eurasia: Sawyer Ltd and OTH hold 950,000 and 49,999 ordinary shares, respectively and OIH 1 deferred share.

(11)	Egyptian Space Company in liquidation. Investment 0.1% from OTCS.

(12)	Contra (Egypt): Liquidation in process (98% held by Orasinvest and 0.1% held by OTCS).

(13)	Oracap Far East Ltd: Oracap Holding holds 1,999 shares and OIH 1 deferred share.

(14)	DMSA: Liquidation in process.

(15)	CTC (Malta) Liquidiation in process. OTH owns 1 deferred share through OT Eurasia. Orasinvest Holding Inc. is shareholder of all other shares.

(16)	OTWL: Liquidation in process.

(17)	CAT: Bankruptcy filed; hearing ongoing.

(18)	ARPU+: remaining 98.5% shareholding held directly by Intouch and 0.5% owned by Link Development.

*	Remaining shareholding held by individuals in their capacity as a representative of OTH and/or affiliate of OTH.

Wind Telecom currently provides mobile telecommunications services, either directly or through joint ventures with its partners, in Italy (marketed under the “WIND” brand), and in the following emerging markets: Algeria (marketed under the “Djezzy” brand), Pakistan (marketed under the “Mobilink” brand), Egypt (marketed under the “Mobinil” brand), Bangladesh (marketed under the “banglalink” brand), Canada (marketed under the “WIND Mobile” brand), Zimbabwe (marketed under the “Telecel” brand), North Korea (marketed under the “koryolink” brand), Central Africa Republic (marketed under “Telecel” brand) and Burundi and Namibia (marketed under the “leo” brand).

Wind Telecom also provides fixed-line telecommunications and Internet services either directly or through joint ventures with its partners, to corporate and retail customers in Italy (marketed under the “WIND”, “Infostrada” and “Libero” brands). In addition, Wind Telecom owns and operates a number of telecommunications businesses that support its mobile and fixed-line businesses, including retail distribution of mobile SIM cards and scratch cards, distribution of handsets, handset procurement, content development and aggregation, logistical support, network construction and maintenance, international communications services and undersea fiber optic cables.

The Wind Italy Group

The Wind Italy Group’s Business

The Wind Italy Group offers mobile, Internet, fixed-line voice and data products and services to consumer and corporate subscribers. As of September 30, 2010, the Wind Italy group’s mobile business had approximately 19.6 million subscribers. The Wind Italy group’s fixed-line business, which includes Internet (broadband and dial-up), voice and data services, had approximately 2.0 million Internet subscribers (1.8 million broadband subscribers), and approximately 2.9 million voice subscribers.

As discussed in “The Spin-off Plan”, immediately after Closing the Wind Italy Spin-Off Assets will be transferred to Weather II. These assets are described below:

•	The Italy- Greece Cable is an asset owned by Wind Italy. It is a 169 kilometer submarine cable consisting of 24 pairs of fiber optic that links to two technological sites located in Otranto, Italy and Aethos, Greece for the purpose of transporting and providing international traffic services.

•	Libero portal business, including all assets and personnel owned or employed by Wind Italy associated with the Libero portal business. Libero generates revenues mainly through advertising and offers a range of content and other services, including a search engine, news, and “vertical” channels organized in groups such as finance, automotive, women and travel.

•	ITNET S.r.l, an Internet service provider, which is a fully owned subsidiary of Wind Italy.

•	100% ownership interest in WIS and its subsidiaries. WIS manages a long distance international telecommunications network, which provides voice and data services by satellite, electrical and optical cable and new generation technologies together with the related support services. WIS provides interconnection services for OTH Group operations in Algeria, Pakistan, Egypt, Bangladesh and several sub-Saharan operations. Pursuant to the terms of the Share Sale and Exchange Agreement, Weather II, WIS and VimpelCom will enter into an agreement at Closing to govern WIS services to Wind Telecom entities following Closing. See “Ancillary Agreements — WIS Framework Agreement” for more information.

Wind Italy Licenses

Wind Italy’s license to provide mobile telephone services in Italy using digital GSM 1800 and GSM 900 technology was issued in 1998 and expires in 2018. Wind Italy acquired its UMTS license in 2001, which is expected to expire in 2029. The UMTS license covers all Italian regional capitals.

Wind Italy’s fixed line services are provided pursuant to a 20 year license obtained from the Italian Ministry of Economic Development in 1998 that expires in 2018.

The OTH Group

The OTH Group’s Business

The OTH Group is a mobile telecommunications company operating mobile telecommunications networks in markets in the Middle East, Africa and Asia, and as of September 30, 2010 had approximately 97 million subscribers (excluding operations in Tunisia, which have been divested since such date). The OTH Group’s four main GSM operations, held either directly or indirectly via joint ventures, are located in Algeria (OTA), Pakistan (Mobilink), Egypt (Mobinil) and Bangladesh (banglalink). The OTH Group also owns GSM networks in Africa, a majority interest in a 3G network in North Korea and an interest in a new entrant 3G operator in Canada.

With respect to the OTH Group’s non-GSM businesses, Ring Distribution S.A.E. (“Ring”) provides a range of services, including retail distribution, handset procurement and assembly, logistical support and customer care and service centers, and ARPU+ provides consumer and business internet services and mobile value-added services.

OTA — Algeria

OTA operates a GSM network in Algeria and provides a range of prepaid, postpaid and hybrid postpaid-prepaid products encompassing voice, data and multimedia, using the corporate brand “Orascom Telecom Algérie” and the two commercial brands of “Djezzy” and “Allo.” OTA launched its operations in February 2002. OTA commenced operations under the brand “Djezzy” and introduced the prepaid brand “Allo” in September 2004.

As of September 30, 2010, the OTH Group directly or indirectly owned 96.81% of OTA, the remaining economic interest held by Cevital, a major Algerian manufacturer of food products and a non-OTH related entity, with a 3.19% direct shareholding of OTA. Under the terms of OTA’s license, the OTH Group is required to own more than 50% of the share capital and voting rights of OTA at all times. For information regarding the risks associated with OTA’s operations in Algeria, see “Risk Factors — Risk Factors Relating to the Transaction — The Algerian Government has made substantial tax and other claims against OTA which have harmed OTA’s business and the Algerian Government has announced its intention to unilaterally acquire OTA from OTH”.

Pakistan Mobile Communications Limited

Pakistan Mobile Communications Limited (“Mobilink” or “PMCL”) operates a GSM network in Pakistan and provides a range of prepaid and postpaid voice and data telecommunications services to both retail and corporate subscribers, using the brand name “Mobilink”. Mobilink launched its operations in August 1994 after it was founded in 1990 as a joint venture between Motorola and the Saif Group.

The OTH Group has a 100% economic interest in Mobilink.

Orascom Telecom Bangladesh Limited

Orascom Telecom Bangladesh Limited (“OTBL”) (formerly known as Sheba) operates a GSM telecommunications business in Bangladesh and provides a range of prepaid and postpaid voice and data telecommunications services, using the brand name “banglalink”.

OTH owns 100% of Orascom Telecom Ventures, which owns 100% of the shares of OTBL (the percentage ownership includes a de minimis number of directors and other qualifying shares). Under a technical assistance agreement, OTH provides services to OTBL in exchange for a fee. If OTBL’s GSM license is renewed, the management services will be automatically extended for the period of renewal.

Telecel Globe — Africa

Telecel Globe launched its operations in February 2008. It is an international telecommunications company that manages GSM operators in small and medium sized developing countries with high growth potential. Telecel Globe currently owns GSM networks in the Central African Republic (through Telecel Centrafrique), Burundi (through its subsidiary U-COM) and Namibia (through its subsidiary PowerCom).

In addition, Telecel Globe manages a GSM network in Zimbabwe (Telecel Zimbabwe). Telecel Zimbabwe is 60% indirectly owned by OTH. The remaining 40% stake in Telecel Zimbabwe is held by the Empowerment Corporation of Zimbabwe, a consortium of local Zimbabwean investors.

WIND Mobile — Canada

OTH holds its interest in Globalive Wireless Management Corp. (“Wind Mobile”), a spectrum license holder in Canada, and other Canadian telecommunications companies through Globalive Investment Holdings Corp. (“Globalive Holdings”). OTH indirectly holds approximately 65% of the outstanding shares of Globalive Holdings and approximately 32% of voting rights. For information regarding challenges to the legality of WIND Mobile’s ownership structure, see “Risk Factors Relating to Wind Italy’s Business — Risks Relating to OTH’s Business — The legality of OTH’s ownership structure for operations in Canada is being challenged” in Annex B.

OTH Group’s Licenses

License Holder(i)	License Type	Territorial Coverage	Expiration Date

OTA	GSM 900/1800 (mobile)	Algeria	April 18, 2016
OTA	VSAT data-voice license (mobile)	Algeria	February 28, 2014
Mobilink	Mobile communications services and mobile virtual networks operator (“MVNO”)	Pakistan (excluding Azad Jammu & Kashmir)	July 5, 2022
Mobilink	MVNO services (radio spectrum of 4.8, 4.8MHz and 8.8, 8.8MHz)	Azad Jammu & Kashmir, and Gilgit Baltistan	June 25, 2021
OTBL	GSM 2.6MHz (mobile)	Bangladesh	November 29, 2026
Telecel Globe	GSM 900/1800 (mobile and Internet)	Zimbabwe	June 1, 2013
Telecel Globe (Telecel-CAR)	GSM 900/1800 (mobile)(2)	Central African Republic	July 30, 2038
Telecel Globe (U-COM Burundi) SA	GSM 900/1800 (mobile)	Burundi	April 29, 2014
Telecel Globe (U-COM Burundi) SA	CDMA	Burundi	August 3, 2021
Telecel Globe (PowerCom) Pty	GSM 900/1800; 35 (mobile)	Namibia	July 28, 2021
WIND Mobile(3)	International Telecommunications Services	Telecommunications between Canada and other countries	June 30, 2019

(1)	Licenses belonging to the OTH Spin-Off Assets are not included.

(2)	Under the terms of the license, Telecel Zimbabwe was required to have a maximum foreign ownership of 49% by June 2007. Due to the economic and political circumstances, Telecel International was not able to dispose of the 11% it owns in excess of 49% and on August 9, 2007, the Zimbabwean Regulatory authority issued a licence cancellation order notice to Telecel Zimbabwe, which was suspended on August 15, 2007, pending a decision by the Minister of Transport and Communication.

(3)	For information regarding challenges to the legality of WIND Mobile’s ownership structure, see “Risk Factors Relating to Wind Italy’s Business — Risks Relating to OTH’s Business — The legality of OTH’s ownership structure for operations in Canada is being challenged” in Annex B.

The OTH Spin-off Assets

As discussed in “The Spin-off Plan”, the OTH Spin-off Assets will be transferred to Weather II shortly after Closing. The OTH Spin-off Assets are described below.

•	MobiNil/ECMS. Orascom holds, directly and indirectly through MobiNil, a 34.6% interest in ECMS. ECMS operates GSM network in Egypt and provides a range of prepaid and postpaid voice and data telecommunications services, using the brand name “Mobinil”.

•	Koryolink. OTH has a 75% interest in a North Korean joint venture (CHEO Technology Joint Venture Company) with the Korean Post and Telecommunications Company (which holds 25%) which operates in the Democratic People’s Republic of Korea. The joint venture operates under the brand name “koryolink”.

•	Medcable/TWA. OTH holds a 100% stake in Medcable UK (“Medcable”) and a 51% stake in Trans World Associate (Private) Limited (“TWA”), which build and operate undersea fiber optic cables to carry international voice and data traffic between Algeria and Pakistan and international telecommunications hubs in Europe and the Middle East.

•	MENA. OTH holds, directly and indirectly, a 100% interest in Middle East and North Africa for Sea Cables (Free Zone II) (“MENA”), which builds, operates and rents sea cables, networks and infrastructure for international telecommunications.

•	Intouch. Intouch owns Egyptian Internet portals and other ventures in Egypt including Link Development, ARPU+ and LINKonLINE.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement contains or incorporates by reference “forward-looking statements”. Forward-looking statements provide VimpelCom’s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this proxy statement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to, the following:

•	the integration of Wind Telecom into the VimpelCom group may not occur as planned;

•	Telenor opposes the Transaction and has challenged it;

•	if Telenor is successful in the Arbitration Proceedings, it could lead to significant dilution to the VimpelCom Minority Shareholders;

•	VimpelCom may not realize the anticipated benefits from the Transaction and may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with the Transaction;

•	the Transaction remains subject to satisfaction or waiver of several conditions; and

•	other factors discussed in “Risk Factors” and in Annex A and Annex B.

Our actual results could differ materially from those anticipated in forward-looking statements for many reasons. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this proxy statement. We undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this proxy statement.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE UNITED STATES SECURITIES LAWS

We are organized under the laws of Bermuda and headquartered in the Netherlands. Most of our directors, officers and experts named in this proxy statement are not residents of the United States, and all or a substantial portion of their assets and almost all of our assets are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or our directors, officers and experts who are not residents of the United States or to enforce in the United States judgments of U.S. courts based upon civil liability under the federal securities laws of the United States. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have the force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Wakefield Quin Limited, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named in this proxy statement, predicated upon the civil liability provisions of the U.S. federal securities laws or would hear original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws.

Further, we have been advised by Wakefield Quin Limited that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts. While a judgment of the U.S. courts may be the subject of enforcement proceedings in Bermuda, there are grounds upon which Bermuda courts may decline to enforce judgments of U.S. courts and the judgement would not be automatically enforceable. Some remedies available under U.S. law, including some remedies available under the U.S. federal securities laws, may not be enforced by Bermuda courts because they are contrary to Bermuda’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Our process agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011.

SOLICITATION OF PROXIES

VimpelCom will bear the costs of this solicitation of proxies in connection with the Special General Meeting. Solicitation will be made by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person and may be made by directors, officers and employees, personally or by telephone or e-mail. Proxy forms, voting cards, voting instructions and materials will be distributed to registered holders of VimpelCom shares by VimpelCom, to registered holders of VimpelCom ADSs through the Depositary and to owners in street name of VimpelCom ADSs through brokers, custodians, nominees and other parties, and VimpelCom expects to reimburse such parties for their charges and expenses.

VimpelCom has retained D. F. King & Co., Inc. to assist with soliciting shareholder proxies, and D. F. King & Co., Inc. will receive customary fees plus reimbursement of expenses.

If you have any questions concerning this proxy statement or the procedures to be followed to execute and deliver a proxy, please contact D. F. King & Co., Inc. by any of the following methods:

Mail

48 Wall Street, 22nd Floor
New York, NY 10005
1 Ropemaker Street, 34th Floor
London, EC2Y 9HT

Email

vimpelcom@dfking.com

Phone

+1 800 431 9645 (toll-free from the U.S. and Canada)
00800 5464 5464 (toll-free from Continental Europe)
+1 212 269 5550 (banks and brokers call collect)
+44 207 920 9700 (from other locations)

INFORMATION REGARDING WIND TELECOM

Information in this proxy statement regarding the businesses and financial condition of Wind Telecom, including information about its subscribers, licenses and the nature and scope of its operations, which is primarily located in “Risk Factors — Risk Factors Relating to the Transaction”, “Description of the Business of Wind Telecom”, Annex B and the consolidated financial statements of Wind Telecom included herein, is derived from materials provided to us by Wind Telecom. We express no opinion and make no representation as to the accuracy or completeness of such information.

Furthermore, this proxy statement includes the consolidated financial statements of Weather Investments S.p.A., the predecessor of Wind Telecom, as at and for the year ended December 31, 2009, together with the Weather Investments Group Report on Operations at December 31, 2009 and the auditor’s report of KPMG S.p.A (collectively, the “Year-End Financial Information”), and the consolidated interim financial statements for the nine-month period ended September 30, 2010 (the “Interim Financial Information”). The Year-End Financial Information and the Interim Financial Information correspond to those filed with the registered office of Wind Telecom. After the date of the auditor’s report on the Year-End Financial Information, KPMG S.p.A. has not performed any procedures to update the contents of such auditor’s report on the Year-End Financial Information.

The Year-End Financial Information and the Interim Financial Information contain information that speaks only as of the date specified therein and should not be read as a current description of the Wind Telecom group, its operations or financial condition. We note in particular that the Year-End Financial Information and the Interim Financial Information include information on the Wind Hellas Group, which is excluded from the Transaction, and on the OTH Spin-Off Assets and Wind Italy Spin-Off Assets, which are intended to be demerged from the Wind Telecom group following Closing, and do not reflect recent changes to the Wind Telecom group, such as the sale of Orascom Telecom Tunisia.

WHERE YOU CAN FIND MORE INFORMATION

VimpelCom is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. As a “foreign private issuer,” VimpelCom is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. VimpelCom files reports and other information with the SEC. This information includes financial information presented in Amendment No. 4 to VimpelCom’s Registration Statement on Form F-4 filed by VimpelCom with the SEC on March 25, 2010, which includes the audited consolidated financial statements of Kyivstar as at December 31, 2009, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2009 and the financial information presented in OJSC’s Annual Report on Form 20-F for the year ended December 31, 2009, which includes the audited consolidated financial statements of OJSC VimpelCom as at December 31, 2009, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2009.

The reports and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials can be obtained from the SEC’s public reference facilities at its principal office in Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference facilities. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov), free of charge.

This proxy statement incorporates by reference each of the following documents that VimpelCom files with, or furnishes to, the SEC from the date of this proxy statement until the Special General Meeting or any adjournment thereof:

•	any annual reports filed pursuant to Section 13 or 15(d) of the Exchange Act; and

•	any current reports furnished on Form 6-K that indicate that they are incorporated by reference into this proxy statement.

GLOSSARY OF DEFINED TERMS

“2015 Notes” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Italy Indebtedness Before Refinancing”.

“2017 Notes” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Italy Indebtedness Before Refinancing”.

“2012 Term Loan” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Italy Indebtedness Before Refinancing”.

“2013 Term Loan” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Italy Indebtedness Before Refinancing”.

“2014 Term Loan” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Italy Indebtedness Before Refinancing”.

“Additional OTH Spin-Off Payment” is defined in “The Refinancing Plan — Financings by VimpelCom — Sources and Uses of Funds”.

“Algerian Value Sharing Agreement” is defined in “Summary — The Ancillary Agreements”.

“Altimo” is defined in “Summary — The Parties to the Transaction — VimpelCom”.

“AMC” is defined in “Regulatory Matters — Ukraine”.

“Ancillary Agreements” is defined in “Summary — The Ancillary Agreements”.

“Arbitration Proceedings” is defined in “Risk Factors — Risk Factors Relating to the Transaction — Telenor opposes the Transaction and has challenged it”.

“ARPU+” is defined in “The Spin-Off Plan — OTH Spin-Off Plan”.

“ASC 805” is defined in “Unaudited Pro Forma Condensed Combined Financial Information”.

“Authorized Share Capital Increase Proposal” is defined in “Summary — The Special General Meeting”.

“Bridge Loan” is defined in “The Refinancing Plan — Financings by VimpelCom — VimpelCom Financing Sources”.

“CCP” is defined in “Regulatory Matters — Pakistan”.

“Citi” is defined in “Summary — The Transaction — Reasons for the Transaction; Recommendation of the VimpelCom Supervisory Board”.

“Closing” is defined in “Summary”.

“Depositary” is defined in “Summary — The Special General Meeting”.

“Deutsche Bank” is defined in “Summary — The Transaction — Reasons for the Transaction; Recommendation of the VimpelCom Supervisory Board”.

“ECMS” is defined in “Summary — The MobiNil/ECMS Plan”.

“EFSA” is defined in “The Spin-Off Plan — OTH Spin-Off Plan”.

“Exchange Act” is defined in “Notice to Shareholders in the United States”.

“FT Call Option” is defined in “The MobiNil/ECMS Plan”.

“IAA” is defined in “Regulatory Matters — Italy”.

“IFRS” is defined in “Unaudited Pro Forma Condensed Combined Financial Information”.

“IMC” is defined in “Regulatory Matters — Italy”

“INRA” is defined in “Regulatory Matters — Italy”

“Interim Control Agreement” is defined in “Summary — The Ancillary Agreements”.

“Intouch” is defined in “The Spin-Off Plan — OTH Spin-Off Plan”.

“Italian Withholding Tax Indemnity” is defined in “The Share Sale and Exchange Agreement — Indemnification — Indemnification by Weather II”.

“Kyivstar” is defined in “Unaudited Pro Forma Condensed Combined Financial Information”.

“Lock-Up Agreement” is defined in “Summary — The Ancillary Agreements”.

“MENA” is defined in “Description of the Business of Wind Telecom — The OTH Group — The OTH Spin-Off Assets”.

“Mobilink” is defined in “Description of the Business of Wind Telecom — The OTH Group — The OTH Group’s Business — Pakistan Mobile Communications Limited”.

“MobiNil” is defined in “Summary — The MobiNil/ECMS Plan”.

“MobiNil Indemnity” is defined in “The Share Sale and Exchange Agreement — Indemnification — Indemnification by Weather II”.

“MobiNil Shareholders Agreement” is defined in “The Share Sale and Exchange Agreement — Indemnification — Indemnification by Weather II”.

“MobilNil/ECMS Plan” is defined in “Summary — The MobilNil/ECMS Plan”.

“MVNO” is defined in “Description of the Business or Wind Telecom — The OTH Group — OTH Group’s Licenses”.

“New Revolving Credit Facility” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Telecom Group Indebtedness Pursuant to the Refinancing Plan”.

“New Senior Secured Credit Facilities” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Telecom Group Indebtedness Pursuant to the Refinancing Plan”.

“New Senior Secured Notes” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Telecom Indebtedness Group Pursuant to the Refinancing Plan”.

“Obligation Date” is defined in “Summary — The Share Sale and Exchange Agreement — Restrictions on Solicitation”.

“Oracom High Yield Notes” is defined in “The Refinancing Plan — Financings by VimpelCom — Sources and Uses of Funds”.

“Original Agreement” is defined in “The Transaction — General Background and Description”.

“OTA” is defined in “The Transaction — VimpleCom’s Reasons for the Transaction; Recommendation of VimpelCom’s Supervisory Board”.

“OTBL” is defined in “Description of the Business of Wind Telecom — The OTH Group — The OTH Group’s Business — Orascom Telecom Bangladesh Limited”.

“OTA Blocked Account” is defined in “The Refinancing Plan — Consents and Waivers Obtained by Wind Telecom Entities and OTH — Consents of Holders of OTH Debt”.

“OTH” is defined in “Summary — The Parties to the Transaction — Wind Telecom”.

“OTH Bank Credit Agreement” is defined in “The Refinancing Plan — Consents and Waivers Obtained by Wind Telecom Entities and OTH — Consents of Holders of OTH Debt”.

“OTH Group” is defined in “Description of the Business of Wind Telecom”.

“OTH Separation Agreement” is defined in “Summary — The Ancillary Agreements”.

“OTH Spin-Off” is defined in “The Refinancing Plan — Financings by VimpelCom — Sources and Uses of Funds”.

“OTH Spin-Off Assets” is defined in “The Spin-Off Plan — OTH Spin-Off Plan”.

“PIK Notes” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Italy Group Indebtedness Before Refinancing”.

“PMCL” is defined in “Description of the Business of Wind Telecom — The OTH Group — The OTH Group’s Business — Pakistan Mobile Communications Limited”.

“PTA” is defined in “Regulatory Matters — Pakistan”.

“Refinancing Plan” is defined in “Summary — The Refinancing Plan”.

“Repurchase Offer” is defined in “The Refinancing Plan — Consents and Waivers Obtained by Wind Telecom Entities and OTH — Consents of Holders Notes of Wind Italy Entities”.

“Ring” is defined in “Description of the Business of Wind Telecom — The OTH Group — The OTH Group’s Business”.

“Sberbank” is defined in “The Refinancing Plan — Financings by VimpelCom — VimpelCom Financing Sources”.

“Sberbank Loan” is defined in “The Refinancing Plan — Financings by VimpelCom — VimpelCom Financing Sources — Sberbank Loan”.

“Second Lien Notes” is defined in “The Refinancing Plan — Financings by Wind Telecom — Wind Italy Group Indebtedness Before Refinancing”.

“Share Escrow Agreement” is defined in “Summary — The Ancillary Agreements”.

“Share Issuance Proposal” is defined in “Summary — The Special General Meeting”.

“Special General Meeting” is defined in “Summary — The Special General Meeting”.

“Share Sale and Exchange Agreement” is defined in “Summary”.

“Spin-Off Indemnity” is defined in “The Share Sale and Exchange Agreement — Indemnification — Indemnification by Weather II”.

“Spin-Off Plan” is defined in “Summary — The Spin-Off Plan”.

“Spin-Off Plan Outside Date” is defined in “The Spin-Off Plan — OTH Spin-Off Plan”.

“Telenor” is defined in “Summary — The Parties to the Transaction — VimpelCom”.

“Transaction” is defined in “Summary”.

“TWA” is defined in “Description of the Business of Wind Telecom — The OTH Group — The OTH Spin-Off Assets”.

“UBS” is defined in “Summary — The Transaction — Reasons for the Transaction; Recommendation of the VimpelCom Supervisory Board”.

“VimpelCom” is defined in “Notice to Shareholders in the United States”.

“VimpelCom ADS” is defined in “Summary — The Parties to the Transaction — VimpelCom”.

“VimpelCom Exclusions” is defined in “The Share Sale and Exchange Agreement — Indemnification — Limitation on Indemnification”.

“VimpelCom Minority Shareholders” is defined in “Risk Factors — Risk Factors Relating to the Transaction — If Telenor is successful in the Arbitration Proceedings, it could lead to a significant dilution to VimpelCom’s minority shareholders”.

“VimpelCom Shareholders Agreement” is defined in “Risk Factors — Risk Factors Relating to the Transaction — Telenor opposes the Transaction and has challenged it”.

“VimpelCom Specific Indemnity” is defined in “The Share Sale and Exchange Agreement — Indemnification — Indemnification by VimpelCom”.

“WAHF” is defined in “Summary — The Parties to the Transaction — Wind Telecom”.

“WCSP1 Margin Loan” is defined in “The Refinancing Plan — Financings by VimpelCom — VimpelCom Financing Sources — Intercompany Loans”.

“Weather II” is defined in “Summary”.

“Weather II Registration Rights Agreement” is defined in “Summary — The Ancillary Agreements”.

“Wind Hellas” is defined in “Summary — The Transaction — General Description”.

“Wind Hellas Group” is defined in “Summary — The Transaction — General Description”.

“Wind Hellas Indemnity” is defined in “The Share Sale and Exchange Agreement — Indemnification — Indemnification by Weather II”.

“Wind Hellas Spin-Off” is defined in “Summary — The Transaction — General Description”.

“Wind Indemnity Exclusions” is defined in “The Share Sale and Exchange Agreement — Indemnification — Limitation on Indemnification”.

“Wind Italy” is defined in “Summary — The Parties to the Transaction — Wind Telecom”.

“Wind Italy Group” is defined in “Description of the Business of Wind Telecom”.

“Wind Italy Spin-Off” is defined in the “The Refinancing Plan — Financings by VimpelCom — Sources and Uses of Funds”.

“Wind Mobile” is defined in “Description of the Business of Wind Telecom — The OTH Group — The OTH Group’s Business — Wind Mobile — Canada”.

“Wind Italy Spin-Off Assets” is defined in “The Spin-Off Plan — “Wind Italy Spin-Off Plan”.

“Wind Separation Agreement” is defined in “Summary — The Ancillary Agreements”.

“Wind Share Percentage” is defined in “The Share Sale and Exchange Agreement — The Transaction Consideration”.

“Wind Telecom” is defined in “Summary”.

“Wind Telecom Investors” is defined in “Summary — The Parties to the Transaction — Wind Telecom”.

“Wind Telecom Minority Shareholders” is defined in “Summary — The Parties to the Transaction — Wind Telecom”.

“Wind Telecom Shareholders” is defined in “Summary”.

“Wind Telecom Shares” is defined in “Summary”.

“Wind Telecom Specific Indemnities” is defined in “The Share Sale and Exchange Agreement — Indemnification — Indemnification by Weather II”.

“WIS” is defined in “Summary — The Ancillary Agreements”.

“WIS Framework Agreement” is defined in “Summary — The Ancillary Agreements”.

ANNEX A — RISK FACTORS RELATING TO VIMPELCOM’S BUSINESS

In addition to information included in “Risk Factors” and “Annex B — Risk Factors Relating to the Wind Telecom Business” and the other information included in this proxy statement, you should carefully consider the following risks before making your voting decision. The risks and uncertainties below are not the only ones we face, but represent the risks that we believe are material. However, there may be additional risks that we currently consider not to be material or of which we are not currently aware and these risks could materially adversely affect our business, financial condition, results of operations and business prospects.

For purposes of describing the risks to OJSC VimpelCom and Kyivstar and the risks to the combined VimpelCom group, in this section only, unless the context otherwise requires, “we” and “our” refer collectively to VimpelCom, OJSC VimpelCom, Kyivstar and each of their respective subsidiaries.

Risks Related to Our Business

Covenants in our debt agreements could impair our liquidity and our ability to expand or finance our future operations.

Agreements under which we borrow funds contain a number of different covenants that impose on us certain operating and financial restrictions. Some of these covenants relate to the financial performance of our company, such as the level of earnings, debt, assets and shareholders’ equity. Other covenants limit the ability of, and in some cases prohibit, among other things, our company and certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these covenants would constitute a default under these relevant agreements and could trigger cross payment default/cross acceleration provisions under some or all of these agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We may not be able to raise additional capital.

The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth and growth in usage over the period, capital expenditures, our acquisition plans and our ability to continue to generate sufficient amounts of revenue and ARPU (average revenue per user) growth. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness. Due to a variety of factors, including a significant tightening in credit standards, deterioration in the availability of financing, or significant rise in interest rates in Russia, the United States or the European Union, we may not be able to borrow money within the local or international capital markets on acceptable terms or at all. As a result, we may be unable to make desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition, results of operations and business prospects.

Our debts denominated in foreign currencies expose us to foreign exchange loss and convertibility risks.

We have introduced Russian ruble denominated mobile and fixed-line tariff plans throughout our license areas in Russia and we denominate tariffs in local currencies in most of our geographic areas of operation. As we continue to have U.S. dollar-and Euro-denominated debts and continue to buy our telecommunications equipment in foreign currencies, we are exposed to higher foreign exchange loss risks related to the varying exchange rate of the Russian ruble and local currencies against the U.S. dollar or Euro. Unless properly hedged, these risks could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to effectively hedge currency fluctuations due to the cost or availability of hedging instruments. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in our geographic areas of operation could limit our ability to convert currencies in a timely manner or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the value of the Russian ruble, the Ukrainian hryvnia and CIS currencies against the U.S. dollar, as well as our ability to convert our revenues, could materially adversely affect our business, financial condition and results of operations.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. In Russia, we are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles, and there may be limits on our ability to convert these Russian rubles into foreign currency. We hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble and Ukrainian hryvnia devaluation. Even though we have entered into forward and option agreements to hedge some of our financial obligations, if the U.S. dollar value of the Russian ruble or the Ukranian hryvnia were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. Significant changes in the Russian ruble or the Ukranian hryvnia to the value of the U.S. dollar or the Euro, unless effectively hedged, could result in significant variability in our earnings and cash flows. There can be no assurance that we will be able to effectively hedge currency fluctuations due to the cost or availability of hedging instruments. An increase in the Russian ruble value or the Ukranian hryvnia value of the U.S. dollar could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble or the Ukranian hryvnia value of our U.S. dollar denominated liabilities. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian ruble or the Ukranian hryvnia against the U.S. dollar could materially adversely affect our business, financial condition and results of operations.

In Kazakhstan, our costs, expenditures and current liabilities are denominated in the Kazakh tenge. Although our tariffs are also denominated in the Kazakh tenge, our subsidiary KaR-Tel has long-term financial liabilities denominated in the U.S. dollar. If the U.S. dollar value of the Kazakh tenge declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness, which could have a material adverse effect on our business, financial condition and results of operations. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in Kazakhstan, Ukraine, Uzbekistan and other CIS countries could limit our ability to convert currencies in a timely and profitable manner, which could adversely affect our business, financial condition and results of operations.

The international economic environment could have a material adverse affect on our business.

In late 2008, the economies of Russia and all other markets in which we operate were adversely affected by the international economic crisis. Among other things, the crisis led to a slowdown in gross domestic product growth, devaluations of the currencies in Russia and the other markets in which we operate and a decrease in commodity prices. Although economic conditions have improved, the timing of a return to sustained economic growth and consistently positive economic trends is difficult to predict. In addition, because Russia and Kazakhstan, currently our two largest markets, produce and export large amounts of oil, their economies are particularly vulnerable to fluctuations in the price of oil on the world market and those fluctuations can adversely affect such economies. The current difficult economic environment and any future downturns in the economies of Russia and the other markets in which we operate or may operate in the future could diminish demand for our services, constrain our ability to retain existing subscribers and collect payments from them and prevent us from executing our growth strategy. Adverse economic conditions could also hurt our liquidity and prevent us from obtaining financing needed to fund our development strategy, which could have a material adverse effect on our business, financial condition and results of operations.

The interests of our two largest shareholders may conflict with our commercial interests and the interests of our ADS holders.

Our two largest shareholders, Telenor and Altimo, and their respective affiliates, beneficially own, in the aggregate, more than 75.0% of VimpelCom’s outstanding voting shares. As a result, these shareholders, if acting together, may have the ability to determine the outcome of matters submitted to VimpelCom’s shareholders for approval, including the acquisition of assets by us. In addition, these shareholders have entered into the VimpelCom Shareholders Agreement, which gives them the ability to influence our management and affairs by giving each of them the right to nominate one candidate to our five-person board of directors. The VimpelCom Shareholders Agreement also includes a voting arrangement that determines the composition of VimpelCom’s supervisory board and grants each of Telenor and Altimo the right to appoint three of the nine members of the VimpelCom supervisory board and to jointly appoint the remaining three members of the VimpelCom supervisory board. Under the VimpelCom group’s corporate governance structure, significant corporate action requires the prior approval of the VimpelCom supervisory board. Acting jointly, the nominees of Telenor and Altimo to the VimpelCom supervisory board could, cause VimpelCom to take corporate actions or block corporate decisions by VimpelCom, including with respect to its capital structure, financings and acquisitions, which may not be in the best interest of minority shareholders of VimpelCom.

If the Wind Transaction were to close, it is intended that shares issued to shareholders of Wind Telecom would represent a 20.0% economic interest and a 30.6% voting interest in the enlarged VimpelCom group. These additional shareholders may have interests that are different from and conflict with our commercial interests, the interests of our existing strategic shareholders or minority shareholders of VimpelCom.

Our strategic shareholders may pursue different development strategies from us and from one another in Russia, Ukraine, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a deterioration in the relationship between our two strategic shareholders.

In 2003, Alfa Group, one of our strategic shareholders, acquired a stake in Open Joint Stock Company “MegaFon” (“Megafon”) one of our main competitors. At the time, Alfa Group confirmed that following its acquisition of a stake in MegaFon, our company continues to be its primary investment vehicle in the Russian telecommunications industry. If Alfa Group’s investment focus shifts in favor of MegaFon, our company may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further expansion.

In the past, Telenor and Alfa Group have had different strategies from us and from one another in pursuing development in the CIS or other regions outside of the CIS. For example, prior to the VimpelCom Transaction, an affiliate of Telenor and a member of the Alfa Group of companies reportedly owned 56.5% and 43.5%, respectively, of Kyivstar. According to VimpelCom and public reports, companies in the Telenor group and the Alfa Group historically were involved in various disputes and litigations regarding their ownership of and control over Kyivstar. We cannot assure you that we, the Telenor group and the Alfa Group will not choose to pursue different strategies, including in markets or countries where the Telenor group and/or the Alfa Group have a presence. Furthermore, if and to the extent that VimpelCom’s strategic shareholders have different expansion strategies, it could lead to a deterioration in their relationship which could have a material adverse effect on our business, financial condition, results of operations and business prospects. The VimpelCom Shareholders Agreement limits our ability to enter a market or country in which either the Telenor group or the Alfa Group already has an interest or an investment. As a result, we may be prevented from expanding our operations into new countries where one or both of VimpelCom’s strategic shareholders have existing operations or investments on favorable terms or at all.

We may not realize the anticipated benefits from acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions.

The actual outcome of our acquisitions and their effect on our company and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

•	past and future compliance with the terms of the telecommunications license and permissions of the acquired companies, their ability to get additional frequencies and their past and future compliance with applicable laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities;

•	the acquired company’s inability to comply with the terms of its debt and other contractual obligations;

•	the acquired company’s ability to obtain or maintain favorable interconnect terms;

•	our inability to extract anticipated synergies or to integrate an acquired business into our group in a timely and cost-effective manner;

•	changes to the incumbent management personnel of our acquired companies or the possible deterioration of relationships with employees and customers as a result of integration;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	the acquired company’s inability to protect its trademarks and intellectual property and to register trademarks and other intellectual property used by such company in the past;

•	developments in competition within each jurisdiction, including the entry of new competitors or an increase in aggressive competitive measures by our competitors;

•	governmental regulation of the relevant industry in each jurisdiction, ambiguity in regulation and changing treatment of certain license conditions;

•	political economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging our ownership or otherwise.

Our company may still pursue a strategy that includes additional expansion. Any future acquisitions or investments could be significant and in any case could involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us.

On September 16, 2009, we signed an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a mobile telecommunications operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) (“Millicom”) and Cameroon Holdings B.V. (Netherlands). The transaction has not yet been closed by us due to the absence of an endorsement from the Lao government. On March 31, 2010, Millicom notified us that we had not completed the agreement to acquire Millicom’s 74.1% holding in Millicom Lao Co. Ltd. despite all conditions precedent having been met. On April 16, 2010, we responded to this letter explaining that we are attempting to resolve outstanding matters with the Lao government. On May 11, 2010, Millicom sent us another letter saying that although they are prepared to continue discussions, they reserve their rights under the terms of the agreement, including the right to commence legal proceedings in relation to our breaches of obligations under the agreement. We continue to seek the endorsement of the Lao government, however, there is no assurance that we will receive the endorsement and complete the transaction. If we do not complete the transaction, Millicom may bring an action against us.

A deterioration in macroeconomic conditions could require us to write down goodwill on certain of our reporting units.

When we purchase a company, we record the difference between the fair value of the assets and the purchase price as goodwill. This goodwill is subject to impairment tests on an ongoing basis. OJSC VimpelCom had goodwill impairment charges of US$315.0 million in our fixed operations in Russia and US$53.8 million in our Ukrainian mobile operations in 2008. A deterioration in macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to further write down the value of the goodwill. A write down in goodwill could impact the covenants under our debt agreements and could lead to a material adverse effect on our business, financial condition and results of operations.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid mobile subscribers, our primary source of revenues, and our contract mobile subscribers are unpredictable. We do not require our prepaid mobile subscribers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile subscribers to enter into service contracts; however, many of these service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate fluctuates significantly and is difficult to predict. Our churn rate (based on active subscribers) was 36.6% for the nine months ended September 30, 2010 and 45.8% and 38.2% in 2009 and 2008, respectively. Consumption of mobile telephone services is driven by the level of consumer discretionary income. Deterioration in the economic situation could cause subscribers to have less discretionary income, thus affecting their spending on our services. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could adversely affect our business, financial condition, results of operations and business prospects.

We could be subject to tax claims that could have a material adverse effect on our business.

Tax audits in Russia, Ukraine and in the other countries in which we operate are conducted regularly. We have been subject to substantial claims by the Russian and Ukrainian tax inspectorates with respect to other tax years for which we have been audited in the past. These claims have resulted in additional payments, including fines and penalties, by our company to the tax authorities. We have challenged and are currently challenging certain claims by the Russian tax inspectorate in court. A tax audit is currently being conducted with respect to OJSC VimpelCom’s 2007 and 2008 Russian tax filings. On December 9, 2010 Kazakh tax authorities completed a tax audit of KaR-Tel for its tax filings from 2005 to 2009 and ordered OJSC VimpelCom to pay a penalty of US$7.3 million. OJSC VimpelCom did not challenge the order and paid the penalty in its entirety.

Although we are permitted to challenge in court the decisions of tax inspectorates, there can be no assurance that we will prevail in our litigation with tax inspectorates. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years or different tax principles that additional taxes are owed by our company for prior or future tax years or that the relevant governmental authorities will not decide to initiate a criminal investigation in connection with claims by tax inspectorates for prior tax years. The adverse resolution of these or other tax matters that may arise could have a material adverse effect on our business, financial condition and results of operations.

Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.

Our competitors, including Mobile TeleSystems OJSC, or MTS, MegaFon, Telecommunication Investment Joint Stock Company Svyazinvest (“Svyazinvest”), Ukrtelecom, Astelit, GSM Kazakhstan and others, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us. Additionally, current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

Recent press reports indicate that the Russian government is planning to reorganize Svyazinvest, the state-controlled telecommunications company, and create a fourth federal mobile communications operator. If this plan is successfully realized, the newly organized company may receive preferential treatment from the regulatory authorities in licensing, frequency allocation, tariff regulation, access to existing infrastructure, and the regulatory regime, among others, and may receive favorable pricing terms for interconnection from state-controlled regional fixed line operators.

Increased competition and a more diverse subscriber base in our mobile business may have a material adverse effect on our results of operations, including revenues.

We cannot assure you that our revenue will grow in the future, as mobile subscriber growth rates slow and competition puts pressure on prices. Nevertheless, our business strategy contemplates revenue growth and we are expending significant resources to increase our revenues, particularly by building a 3G networks and by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers. If we are unsuccessful in our marketing campaigns or the services we introduce are not well received by consumers, or in the event of any delays in developing our 3G networks, we will not generate the revenue anticipated and our ARPU may decline, which may materially adversely affect our business, financial condition and results of operations.

In addition, as the subscriber penetration rates increase and the markets in which we operate mature, mobile services providers, including our company, may be forced to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur, our company may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could materially adversely affect our business, financial condition and results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our “Beeline” brand image. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by Russian or foreign governmental authorities, individual subscribers and third parties against our company could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our business, financial condition and results of operations.

If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our business or otherwise compete effectively in the telecommunications industry, which could have a material adverse effect on our business.

To successfully manage our business, we depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. There is significant competition for such employees, particularly during economic downturns such as the one we recently experienced. We may lose some of our most talented personnel to our competitors. If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our business or otherwise compete effectively in the telecommunications industry, which could have a material adverse effect on our business, financial condition, results of operations and business prospects.

We may not be able to recover, or realize the value of, the debt investments that we make in our subsidiaries.

We lend funds to, and make further debt investments in, one or more of our subsidiaries under intercompany loan agreements and other types of contractual agreements. Certain of our subsidiaries are also parties to third-party financing arrangements that restrict our ability to recover our investments in these subsidiaries through the repayment of loans or dividends. The restrictions on our subsidiaries to repay debt may make it difficult for us to meet our debt service obligations, which may adversely affect our business, financial condition, results of operations and business prospects.

Claims by the former shareholders of Limited Liability Partnership KaR-Tel and/or the Turkish Savings Deposit Insurance Fund or others may result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest in KaR-Tel.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency responsible for collecting state claims arising from bank insolvencies, in the amount of approximately US$5.0 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). Our company believes that the order to pay is without merit. We challenged it in the Administrative Court of Istanbul, which, on October 25, 2010, ruled in our favor and cancelled the order to pay. However, the Fund has appealed the ruling and there can be no assurance that the ruling will not be overturned, that KaR-Tel will ultimately prevail in its petition for the cancellation of the order to pay or that we will not be subject to protracted litigation with the Fund or others. The adverse resolution of this matter and any other matter that may arise in connection with the order to pay issued by the Fund or any other claims made by the Fund or the former shareholders of KaR-Tel, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

We may be subject to claims in connection with Sky Mobile.

On February 13, 2008, we advanced to Crowell Investments Limited, or Crowell, a loan in the principal amount of US$350.0 million. Crowell owns 25.0% of KaR-Tel’s parent company, Limnotex Developments Limited (“Limnotex”), while VimpelCom owns the remaining 75.0%. The loan agreement was entered into after Crowell acquired the entire issued share capital of the parent company of Limited Liability Company Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan. In connection with the loan, Crowell granted our company two call options over the entire issued share capital of Sky Mobile’s parent company. In March 2008, KaR-Tel and Sky Mobile entered into a management agreement pursuant to which KaR-Tel agreed to assist in operation and management of Sky Mobile’s mobile network and, on an exclusive basis, with provision of products and services in Kyrgyzstan. On May 15, 2009, VimpelCom and Sky Mobile also entered into a trademark license agreement for the non-exclusive use of the “Beeline” brand by Sky Mobile. In October 2010, our company acquired 50.0% plus one share of the share capital of Menacrest Limited, the parent company of Sky Mobile, from Crowell in exchange for a set-off of a portion of our loan to Crowell. At the same time, the KaR-Tel management agreement with Sky Mobile was terminated.

Since November 2006, Alexander Izosimov, OJSC VimpelCom’s Chief Executive Officer at the time, and directors of our company have received several letters from MTS and its representatives asserting that Sky Mobile’s business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that we not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that MTS will take any and all legal action necessary against our company in order to protect MTS’s interest in Bitel and Bitel’s assets, including Bitel’s alleged interests in certain of Sky Mobile’s assets. There can be no assurance that MTS or any other party will not bring an action against our company and KaR-Tel in connection with Sky Mobile or, if so brought, that we will prevail in any such lawsuit. The adverse resolution of any matter that may arise in connection with Sky Mobile could have a material adverse effect on our company, its business, its expansion strategy and its financial results. Sky Mobile is also a defendant in litigation in the Isle of Man.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the applicable regulator could decide to suspend and seek termination of the license. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans and could harm our reputation.

If we fail to fulfill the specific terms of any of our licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. A suspension and the subsequent termination of GSM licenses, 3G license, long distance and international services license or refusal to renew our licenses could materially adversely affect our business, financial condition and results of operations.

If the licenses, frequencies and permissions previously held by companies merged into OJSC VimpelCom are not re-issued to OJSC VimpelCom, or are not re-issued to VimpelCom in a timely and complete manner, our business may be materially adversely affected.

On November 24, 2010, we completed the mergers of eleven of our subsidiaries, including EDN Sovintel (“Sovintel”) and Closed Joint Stock Company Cortec (“Corbina Telecom”) into OJSC VimpelCom. Following the completion of the mergers of these companies (the “Merged Companies”), on December 21, 2010, we filed applications with the relevant authorities within the time period established by the relevant authorities to re-issue to us the licenses, frequencies, numbering resources and permissions that were previously held by the Merged Companies. We expect to receive decisions on our applications in the first quarter of 2011. There can be no assurance that the licenses previously held by the Merged Companies will be re-issued to us in a timely manner or on the same terms and conditions as the existing licenses or at all, or that our right to continue to provide service to subscribers in the Merged Companies’ licensed areas prior to the re-issuance of the licenses will not be challenged or revoked or that others will not assert that the Merged Companies’ licenses have ceased to be effective. There is also a risk that the frequencies, numbering resources and permissions previously held by the Merged Companies will not be re-issued to us on the same terms as the existing frequencies, numbering resources and permissions or at all. If any of these situations occur, they could have a material adverse effect on our business and results of operations, including causing us to cease providing the services covered by the licenses previously held by the Merged Companies or causing us not to be able to provide all of the same services currently provided under these licenses or on the same terms and conditions and/or resulting in an event of default under the majority of our outstanding indebtedness since a number of our loan agreements require us to maintain material mobile licenses necessary to carry on our business.

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

Most of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. Our super-regional GSM licenses in Russia will expire in 2012 and 2013, our territorial GSM licenses in Russia will expire in various years from 2011 to 2015, Kyivstar’s main GSM 900/1800 license will expire in 2011 and our mobile licenses in the CIS will expire in various years from 2013 to 2021. Our 3G license in Russia will expire in 2017. Most of our fixed telecommunications licenses expire in various years from 2011 to 2015. If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or scope of service.

As a rule, the expiration date of frequency permissions for most of our mobile communications and radio-relay line base stations exceeds the validity period of communications service licenses. We cannot predict whether we will be able to obtain extensions of our frequency permissions and whether these extensions will be formalized and granted by the regulatory agency in a timely manner and without any significant additional costs. It is possible that upon expiration of frequency permissions the frequency bands currently in use by us will be wholly or partly re-allocated in favor of other communications technologies and/or other communications operators, requiring that we coordinate the use of our frequencies with the other license holders and/or experience a loss of quality in our network. If our licenses for provision of telecommunications services or frequency allocations are not renewed, our business could be materially adversely affected.

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

The terms of our licenses require that we make payments for frequency spectrum usage. Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results.

At present we make payments for radio-frequency spectrum use under decrees of the Russian federal government. As a whole, the fees for all available frequency assignments have been significant. At the same time, today’s system of payment for radio-frequency spectrum use is not in line with the Russian federal telecommunications law and we expect that this payment system will be changed eventually. As a result, we cannot assure you that the fees we pay for radio-frequency spectrum use will not increase, and such an increase could negatively affect our financial results.

Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to secure and maintain interconnect agreements with other wireless and local, domestic and international fixed-line operators on cost-effective terms is critical to the economic viability of our operations. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. A significant increase in our interconnect costs as a result of new regulations or commercial decisions by other fixed-line operators or a lack of available line capacity for interconnection could have a material adverse effect on our ability to provide services. We also cannot exclude the possibility of further increase of interconnect costs in case of increase of the inflation rate in our countries of operation.

We have experienced difficulties with maintaining efficient interconnection relationships with other telecommunications operators. For example, as a result of a dispute over the interconnection fee arrangement between Kyivstar and OJSC Ukrtelecom, a Ukrainian fixed-line operator controlled by the Ukrainian government, Kyivstar’s interconnection agreement with Ukrtelecom was terminated by a court order with effect from January 1, 2009. However, despite the court’s order, Kyivstar and Ukrtelecom’s networks were not disconnected, enabling their customers to continue using interconnection services. On December 2, 2009, Kyivstar and Ukrtelecom settled the dispute by entering into a new interconnection agreement, pursuant to which the parties agreed to a new interconnection arrangement for 2009 and 2010.

We face uncertainty regarding our frequency allocations, equipment permits and network registration, and we may experience limited spectrum capacity for providing wireless services.

To establish and commercially launch a mobile telecommunications network, we are required to receive, among other things, frequency allocations for bandwidths within the frequency spectrums in the regions in which we operate. There are a limited number of frequencies available for mobile operators in each of the regions in which we operate or hold licenses to operate. We are dependent on access to adequate frequency allocation in each such market in order to maintain and expand our subscriber base. If frequencies are not allocated to us in the future in the quantities, with the geographic span and for time periods that would allow us to provide mobile services on a commercially feasible basis throughout all of our license areas, our business, financial condition, results of operations and prospects may be materially adversely affected. In addition, a failure to make payments for frequency allocations could result in the suspension of our frequency allocations. A loss of allocated frequency that is not replaced by other adequate allocations also could have a substantial adverse impact on our network capacity and our ability to provide mobile services. In addition, frequency allocations may be issued for periods that are shorter than the terms of our licenses, and such allocations may not be renewed in a timely manner or at all. If our frequencies are revoked or we are unable to renew our frequency allocations, our network capacity and our ability to provide mobile services would be constrained and our ability to expand would be limited, which could have a material adverse effect on our business, financial conditions and results of operations.

We have in the past been unable to obtain frequency allocations necessary to test or expand our networks in Russia. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or the SRFC. Although our company received frequencies in three regions within the Far East super-region through tenders conducted in 2007, our company was denied frequencies for eight other regions within the Far East super-region. The Russian Federal Antimonopoly Service, or FAS, has declared that the terms of these tenders violated Russian anti-monopoly law and, together with our company, filed a lawsuit challenging the results of the tenders. In the fall of 2009, the Russian courts decided to cancel certain licenses granted in the Far East super-region which had been obtained through the tenders conducted in 2007, including the licenses granted to us in three regions.

In addition, we may encounter difficulties in building our networks or we may face other factors beyond our control that could affect our ability to begin operating our networks, decrease the quality of our services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have a material adverse effect on our business.

The laws of Russia, Ukraine and the CIS prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. It is frequently not possible for us to procure all of the permissions and registrations for each of our base stations, including registration of our title to land plots underlying our base stations and constructions permits, or other aspects of our network before we put the base stations into operation or to amend or maintain all of the permissions when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we do not have final permission to operate. This problem may be exacerbated if there are delays in issuing necessary permits.

We also regularly receive notices from Russian, Ukrainian and CIS regulatory authorities warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we generally take all necessary steps to comply with any license violations within the stated time periods by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses will not be suspended and subsequently revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business, financial condition and results of operations.

It may be more difficult for us to attract new mobile subscribers than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the geographic areas where we operate. In many cases, we have been the second, third, or fourth mobile operator to enter a particular market. As a result, it may be more difficult for our company to attract new subscribers than it is for our competitors (including MTS and MegaFon and their respective affiliates in Russia, Ukraine and the CIS) that entered markets and established a local presence in some cases years before we did. The mobile markets outside Russia are significant to our company, as the rate of subscriber growth in Russia has significantly slowed as a result of oversaturation. In many of these markets outside of Russia we entered the market when other mobile operators were already well established. If we are not successful in penetrating markets where we operate, our business may be materially adversely affected.

We are in competitive industries and we may face greater competition as a result of market and regulatory developments.

The markets in which we operate are competitive in nature, and we expect that competition, especially in the least developed markets, will continue to increase. As we expand the scope of our services, such as fixed-line residential and commercial broadband services, we anticipate that we will encounter a greater number of competitors who provide similar services. Unfavorable competitive developments could have a material adverse effect on our business. For example, during 2009, Kyivstar experienced a reduction in revenue and lost approximately 6.4% of its subscribers to lower cost, mass market operators. While Kyivstar has been attempting to address these issues with new tariff plans, such as the ‘djuice Unlim’ and ‘djuice Unlim + Music’ plans, we cannot assure you that such efforts will have a positive result. In the event we fail to successfully address these issues, our business, financial condition and results of operations could be materially and adversely affected.

The issuance of additional telecommunications licenses or the implementation of new technology in any of the license areas in which we operate could greatly increase competition and threaten our business. For example, in

2006, 2007 and 2008, our competitors, Tele2 and Sky Link, were awarded GSM licenses in parts of Russia and the CIS. In addition, in 2008 a third GSM license was issued in Kazakhstan, and it was reported that Tele2 purchased an interest in the company holding this license. This acquisition will result in increased competition in the Kazakh market. An additional GSM license has been issued in Armenia and France Telecom has reportedly purchased an interest in the company holding this license. Furthermore, the government of Armenia has recently liberalized the fixed line market in Armenia, which will result in increased competition. If competitors are able to operate telecommunications networks that are more cost effective than ours, then they may have competitive advantages over us, which could harm our business.

Providers of traditional fixed-line telephone services and mobile operators that have obtained fixed-line licenses may compete more effectively with us. The fixed-line market has historically been dominated by Svyazinvest in Russia, Kazakhtelecom in Kazakhstan, Ukrtelecom in Ukraine, Uzbektelecom in Uzbekistan and Tajiktelecom in Tajikistan, all former state monopoly telecommunications services providers. These companies and other established competitors, such as Rostelecom, have some competitive advantages over our fixed-line operations, including:

•	significant resources and greater market presence and network coverage;

•	brand name recognition, customer loyalty and goodwill;

•	control over domestic transmission lines and over access to these lines by other participants; and

•	close ties to national and local regulatory authorities who may be reluctant to adopt policies that would result in increased competition for Svyazinvest, Uzbektelecom, Kazakhtelecom or Ukrtelecom and other historically state-owned companies.

On December 29, 2008, the Russian Ministry of Communications and Mass Media adopted an order establishing the requirements for Mobile Virtual Network Operators, or MVNOs, in Russia. MVNOs are companies that provide mobile communications services but do not own the radio frequencies and, often, network infrastructure required to do so. According to the order, MVNOs in Russia must be licensed, and their use of frequencies and infrastructure and rendering of services will be done pursuant to agreements entered into between MVNOs and existing frequency holders. Competition from MVNOs may reduce our subscriber market share and revenues and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. We experience new customer demand for more sophisticated telecommunications and Internet services in Russia, Ukraine and the CIS as well as for other new technologies such as Internet Protocol (“IP”), telephony and Worldwide Interoperability for Microwave Access. Accordingly, our future success will depend, in part, on the adoption of a favorable policy and regulation of standards utilizing these technologies. Our success will also depend on our ability to adapt to the changing technological landscape. However, the rapid technological advances in the telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license.

We may not be able to meet all of these challenges in a timely and cost-effective manner. In addition, we may not be able to acquire licenses, which we may deem necessary to compete or we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology.

On April 20, 2007, the Russian Federal Communications Agency announced the results of three tenders for awarding 3G licenses and our company was awarded a license for the provision of IMT-2000/UMTS 3G mobile radiotelephony communications services for the entire territory of the Russian Federation. The 3G license was granted subject to certain capital commitments. The major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. Part of the frequency spectra related to the 3G license are currently used by other commercial and governmental entities and our 3G network development will require those entities to vacate those frequency spectra. Additionally, 3G network development requires significant financial investments and there can be no assurance that our company will be able to develop a 3G network on commercially reasonable terms; that we will not experience delays in developing our 3G network or that we will be able to meet all of the license terms and conditions. If we experience substantial problems with our 3G services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of our 3G services, delay or decrease revenues and profits and therefore may hinder recovery of our significant capital investments in 3G services as well as our growth.

We also expect to face future competition from networks that provide faster, higher quality data transfer and streaming capability than 2G and 3G networks. The Russian government recently issued licenses for broadband wireless mobile access services for 40 regions throughout Russia. Svyazinvest won the tender for 38 out of the 40 licenses. Increased competition from the new networks could have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain, or delay in obtaining a 3G telecommunications license in Ukraine could place us at a competitive disadvantage.

We have in the past been unable to obtain necessary frequency allocations in order to launch telecommunications services in Ukraine using 3G technologies. For example, Kyivstar’s application for a radio frequency license within the 1.9-2.2 billion cycles per second (referred to as GHz) frequency band, which it submitted together with an application for a telecommunications license to provide 3G services in Ukraine, was refused by the Ukrainian National Commission on Regulation of Communication (the “NCRC”) in 2006. Although Kyivstar challenged this refusal, the Ukrainian courts considering the case dismissed all claims brought by Kyivstar against the NCRC.

In September 2009, the NCRC made a decision to issue four 3G licenses to Ukrainian telecommunications operators, in addition to the 3G license awarded to Ukrtelecom in 2005. On September 22, 2009, the NCRC announced its decision to hold an auction for the first of these 3G licenses and, on September 29, 2009, approved the auction conditions. According to the auction conditions, these 3G licenses will be auctioned one at a time. The winner of the first auction is likely to have a time advantage of several months as compared to its competitors. On November 27, 2009, the NCRC suspended its plans to hold a tender to auction one 3G license. Kyivstar’s failure to obtain a 3G license, as well as the award of a 3G license to one of Kyivstar’s competitors would increase the competition Kyivstar faces in the provision of mobile services in Ukraine. If Kyivstar acquires a 3G license later than its competitors or pays a significantly higher price to obtain a 3G license than its competitors pay, it could be subject to significant time delays to market and increased costs in implementing its 3G network rollout. The timing and terms of future 3G license auctions in Ukraine are currently unclear.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We may enter into strategic partnerships and joint ventures with other companies to develop our business and expand our operations. For example, in July 2008, we entered into a joint venture to provide mobile services in Vietnam. In October 2008, we acquired a minority stake in Euroset, a mobile handset retailer and dealer for major mobile network operators in Russia. Euroset is an important sales partner and a deterioration of our relationship with Euroset or its majority shareholder or our inability to leverage our investment in Euroset could have an adverse effect on our sales.

Emerging market strategic partnerships and joint ventures are often accompanied by risks, including in relation to:

•	the possibility that a strategic or joint venture partner or partners will default in connection with their obligations;

•	the possibility that a strategic or joint venture partner will hinder development by blocking capital increases and other decisions if that partner runs out of money, disagrees with our views on developing the business, or loses interest in pursuing the partnership or joint projects;

•	risk inherent in the business of the partnership or joint venture itself, such as funding and liquidity;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity;

•	the difficulty of maintaining uniform standards, controls, procedures and policies; and

•	the loss of a strategic or joint venture partner and the associated benefits, such as insight into operating a business in an economic, social and political environment that is unfamiliar to us.

We cannot assure you that a market for our future services will develop or that we can satisfy subscriber expectations, which could result in a significant loss of our subscriber base.

We currently offer our subscribers a number of value added services, including voice mail, SMS, call forwarding, wireless Internet access, IP telephony, known as VoIP, entertainment and information services, music and data transmission services. Despite investing significant resources in marketing, we may not be successful in creating or competing in a market for these value added services. We cannot assure you that subscribers will continue to utilize the services we offer. If we fail to obtain widespread commercial and public acceptance of our new services, our visibility in the telecommunications markets in Russia, Ukraine and the CIS could be jeopardized, which could result in a significant loss of our subscriber base and have a material adverse affect on our business, financial condition, results of operations and business prospects.

Sustained periods of high inflation may materially adversely affect our business.

The countries in which we operate have experienced periods of high levels of inflation since the early 1990s. In Russia, inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. Inflationary volatility and pressure on the Russian ruble remains significant, as evidenced by the increase in the inflation rate in 2007 to 11.9% and in 2008 to 13.3%. Although the inflation rate decreased to 8.8% in 2009 and 6.2% in the first nine months of 2010, it may increase again in the near future as a result of challenging worldwide economic conditions. For 2009, 2008 and 2007, inflation rates in Ukraine were 12.3%, 22.3% and 16.6%, respectively, in Kazakhstan were 6.2%, 9.5% and 18.8%, respectively, in Uzbekistan were 7.4%, 7.8% and 6.8%, respectively, in Armenia were 3.4%, 5.5% and 6.6%, respectively, in Tajikistan were 5.0%, 11.8% and 19.7%, respectively, in Georgia were 3.0%, 5.5% and 11.0%, respectively, and in Cambodia were 5.3%, 19.7% and 4.7%, respectively.

Our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in Russia and the other CIS countries where we have operations could materially adversely affect our business, financial condition and results of operations.

We could experience subscriber database piracy, which may materially adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby materially adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. The breach of security of our database and illegal sale of our subscribers’ personal information could materially adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to a loss in subscribers and hinder our ability to attract new subscribers. In case of detection of severe customer data security breaches, the regulatory authority can sanction our company, and such sanction can include suspension of operations for some time period. These factors, individually or in the aggregate, could have a material adverse affect on our business, financial condition, results of operations and business prospects.

We are subject to anti-monopoly and consumer protection regulation in Russia, Ukraine and the CIS, which could restrict our business.

Anti-monopoly and consumer protection regulators in Russia, Ukraine and the CIS have oversight over consumer affairs and advertising. Some of our subsidiaries in the CIS have been recognized as dominant entities on their respective national markets. Regulatory measures taken in response to competition violations may include inter alia the requirement to discontinue certain activities, the imposition of fines, confiscation of revenue derived from monopolistic activities, restrictions on increase of tariffs, on acquisitions or on other activities, such as contractual obligations.

We have been receiving notices from the Russian, Ukrainian and other CIS anti-monopoly regulators and the consumer protection regulators alleging violations of competition, dominant position, consumer rights and advertising regulations. In December 2009 and March 2010, the FAS commenced proceedings against OJSC VimpelCom, MTS and MegaFon alleging violations of the Russian Federal Law “On Protection of Competition” relating to our pricing for interconnection and roaming services. On November 23, 2010, the FAS issued its decision that OJSC VimpelCom, MTS and MegaFon violated the Russian Federal Law “On Protection of Competition” with respect to pricing of roaming services and ordered that OJSC VimpelCom to stop such violations. In addition, OJSC VimpelCom may face fines of up to 15.0% of its roaming revenues in 2009 and half of 2010. As a result, OJSC VimpelCom has accrued a loss contingency in the Russian ruble equivalent of approximately US$2.3 million (at the September 30, 2010 exchange rate). In May 2010, the FAS concluded that OJSC VimpelCom’s traffic agreements in Moscow violated anti-monopoly legislation. A hearing in the case was set for January 19, 2011, but was postponed and as of the date of this filing no date has been set. Although we believe that we have not violated Russian law and have appealed the FAS decision, if we are ultimately found to be in violation of law, we could face fines of up to 15.0% of OJSC VimpelCom’s revenues from the related services. If the fines do not exceed 1.0% of OJSC VimpelCom’s revenues from the related services, it will lose the right to appeal.

The Kazakhstan Antimonopoly Agency (the “KAA”) has recently initiated a number of proceedings against KaR-Tel, our subsidiary in Kazakhstan, and its competitors in relation to pricing and roaming policies. In connection with one such proceeding, in November 2010 the KAA concluded that KaR-Tel and the other two Kazakhstan GSM operators are liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs. As required under Kazakh law, the KAA has submitted its finding to a Kazakh administrative court and the court will issue a decision on the merits and on applicable fines. KaR-Tel does not agree with the KAA’s conclusion and has challenged it, however there can be no assurance that KaR-Tel will prevail.

Anti-monopoly regulators in Russia, Ukraine and the CIS are also authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. Because the law does not always clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. However, in 2002, OJSC VimpelCom was entered into the register of business entities for having a market share in the telecommunications market in the Moscow license area of over 35.0%. On April 8, 2009, the anti-monopoly body by its order had excluded OJSC VimpelCom from the regional section of the Register for Moscow region in connection with entering OJSC VimpelCom into the Federal register in accordance with the anti-monopoly body order of the same date as set out below in more detail. In October 2006, a new law “On Protection of Competition” became effective, which introduced new criteria pursuant to which the Russian anti-monopoly regulators may determine that a company has a dominant position in a particular market of goods or services if such company has a market share between 35.0-50.0% or over 50.0%. However, in accordance with certain provisions of the Russian Communications Law and for purposes of application of the Russian Law on Foreign Investment in Strategic Enterprises, which came into force on May 7, 2008, which we refer to as the Foreign Investment Law, a mobile telecommunications operator is deemed to have a dominant position if its share of the Russian mobile telecommunications market exceeds 25.0%. OJSC VimpelCom received an order dated April 8, 2009 from the FAS which we refer to as the FAS Order, stating that a group of persons consisting of OJSC VimpelCom and two of our Russian subsidiaries, one of which has been merged with and into OJSC VimpelCom, has a dominant position in the Russian mobile telecommunications market as its share in this market exceeds 25.0%. Because of the inconsistencies in the laws referenced above and ambiguity in the text of the FAS Order, it is not clear whether OJSC VimpelCom company may now be deemed to have a dominant position for purposes of the law “On Protection of Competition”. If we or any of our operating subsidiaries is deemed to have a dominant position in the telecommunications market, we could be prohibited from taking certain actions that could be viewed by the anti-monopoly regulators as abusive of our dominant position. As a result, our ability to set tariff prices may be restricted or we may be required to include provisions into our subscriber agreements that would be detrimental to our company, which could adversely affect our business and our growth strategy.

In the recent past, the Antimonopoly Committee of Ukraine (the “UAMC”) determined that all mobile network operators in Ukraine, including Kyivstar, hold a dominant position with regard to providing access to their respective networks. This decision requires operators holding a dominant position on their respective networks to comply with the NCRC regulations governing the pricing regime for interconnection services. In addition, if the UAMC were to establish that a company holding a dominant position had abused its dominance, it could impose fines in an amount of up to 10.0% of revenues for the last financial year of the group of which such company is a member, as well as in the amount of up to 300.0% of such company’s profits received from its activities carried out in abuse of such dominant position. In addition, a third party could bring an action for damages suffered as a result of such abuse, which could amount to up to 200.0% of the damages suffered by such third party.

KaR-Tel is subject to governmental control over tariffs because it is recognized as an entity having a dominant position on the Kazakhstan mobile market. KaR-Tel is required by law to notify the Kazakh state anti-monopoly body of any increase of its tariffs and to justify such increase. The anti-monopoly body is required to carry out an examination of proposed tariff increase and has the right to prohibit it.

ArmenTel has also been recognized as an entity having a dominant position on the fixed-line telecommunication services market in Armenia. It generally requires regulatory approval to increase tariffs at the retail and wholesale level.

In connection with the FAS approval of our acquisition of a 49.9% stake in Euroset, the FAS issued an order that prohibits Euroset from setting discriminatory terms in its sale of services of mobile telecommunications operators for a period of three years. Our company does not control Euroset, and we cannot assure you that Euroset will comply with the FAS order. If Euroset fails to comply with the FAS order, the FAS may fine us and Euroset and it may apply to a court to invalidate the acquisition of our 49.9% stake in Euroset.

The concepts of “affiliated persons” and “group of persons” that are fundamental to the anti-monopoly laws and to the laws on joint stock companies in Russia, Ukraine and the CIS are not clearly defined and are subject to different interpretations. Consequently, anti-monopoly regulators or other competent authorities may challenge the positions we or certain of our officers, directors, or shareholders have taken in this respect despite our best efforts at compliance. Any successful challenge by an anti-monopoly regulator or other competent authority may expose us or certain of our officers, directors, or shareholders to fines or penalties and may result in the invalidation of certain agreements or arrangements. This may adversely affect the manner in which we manage and operate certain aspects of our business.

Anti-monopoly regulations in Russia and in countries in which we are interested in expanding our business may require us to obtain anti-monopoly approvals for certain acquisitions, reorganization or some other transactions as may be provided for in applicable law. The applicable rules are subject to different interpretations and the competent authorities may challenge the positions that we take. We may also be unable to comply with anti-monopoly approvals due to administrative delays in the review process or for other reasons. Failure to obtain such approval or the activity of the relevant anti-monopoly bodies may impede or adversely affect our business and ability to expand our operations.

Our equipment supply arrangements may be terminated or interrupted and our existing equipment and systems may be subject to disruption and failure, which could cause us to lose customers, limit our growth and violate our licenses.

The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, base stations and other equipment on a timely basis. We currently purchase our equipment from a small number of suppliers, principally Alcatel-Lucent, Cisco Systems, Comverse, Ericsson, Huawei and Siemens Networks, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment. Our business could be materially adversely affected if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

Our business depends on providing customers with reliability, capacity and security. As telecommunications increases in technological capacity, it may become increasingly subject to computer viruses and other disruptions. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data of our corporate customers or of that in individual handsets of our mobile subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous other factors, including human error, security breaches, equipment defects, and natural disasters, which could have a material adverse effect on our business.

Problems with our backbone, switches, controllers, fiber optic network or network nodes at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. All of our equipment for provision of mobile services in Moscow is located primarily in two buildings in Moscow. Disruption to the operation of these buildings such as from electricity outages or damage to these buildings could result in disruption of our mobile services in Moscow.

We store our data center and fixed-line network equipment at state-owned premises in Moscow pursuant to an agreement with the Russian authorities. The State Property Committee has filed two lawsuits seeking to evict us from the premises, alleging that the lease agreement was entered into without the consent of the State Property Committee. One of these lawsuits has been dismissed, but may be appealed. Management believes that the risk of an adverse outcome of these lawsuits is probable. As a result of these lawsuits, we may lose our right to continue occupying the premises, and this could result in network disruption which could have a materially adverse affect on our business, financial condition and results of operations.

Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could materially adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources systems and processes to support our rapid growth. We may face risks in connection with the correct use of the newly introduced systems and processes in the regions where our group operates or integrating new technologies into existing systems. For example, if our billing systems develops unexpected limitations or problems, subscriber bills may not be generated promptly and/or correctly. This could materially adversely impact our business since we would not be able to collect promptly on subscriber balances.

The introduction of zero on-net tariffs and mobile Internet services in Ukraine has increased the amount of traffic on Kyivstar’s and its competitors’ networks. If we fail to invest sufficiently in our networks, we may be unable to maintain the level of reliability and capacity we currently provide, which could adversely affect our ability to retain subscribers. The resulting loss of revenue could materially adversely affect our business, financial condition and results of operations.

Our operations in the CIS and the operations of Golden Telecom employ billing and management information systems which may not provide our management with information that is sufficient in amount or accuracy. Golden

Telecom is in the process of consolidating its local and regional billing and management information systems, which will allow it to bill its customers and to manage other administrative tasks through a small number of centralized systems. If Golden Telecom is unable to consolidate and upgrade its billing and management information systems to support its integrated operations, its billing may be insufficient, which could have a material adverse effect on our revenues. Furthermore, Golden Telecom relies on agent billing and information systems to provide information necessary to generate invoices in certain areas of its operations. Golden Telecom may encounter risks associated with verification and calculation of volumes of long-distance services provided to end users, invoicing and revenue recognition.

Sale of handsets and other devices and our inability to maintain relationships with handset providers could have a negative impact on our Company.

Historically the vast majority of our operating subsidiaries’ revenue has come from providing telecommunications services, with relatively little of our revenue coming from sales of handsets and other devices. In 2008, OJSC VimpelCom significantly increased our sale of devices by beginning to sell broadband Internet modems and entering into an agreement with Apple Sales International to sell iPhones in Russia. Sales of devices tend to yield lower profit margins than sale of services and the need to maintain devices in inventory can have a negative impact on our working capital. In addition, sales of handsets are sensitive to changes in economic conditions and there can be no assurance that we will be able to make the purchase installments contemplated by the agreement with Apple Sales International. At the same time, we expect that the sales of handsets, including iPhones, will contribute to our subscriber growth, and such sales are therefore critical for our overall growth strategy. In the event we are unable to extend our existing agreements with, or fail to agree on acceptable terms or lose exclusivity in our agreements with handset providers, we could experience a negative impact on our ARPU and our churn rate, which could have a material adverse effect on our business, financial condition and results of operation.

Allegations of health risks related to the use of mobile telephones could have a material adverse effect on us.

There have been allegations that the use of certain portable mobile devices may cause serious health risks. The actual or perceived health risks of mobile devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause material adverse consequences for us and for the entire mobile industry.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our property rights will be adequate.

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. While we have successfully enforced our intellectual property rights in courts in the past, we cannot assure you that we will be able to successfully protect our property rights in the future.

Russian companies may be required to adopt a decision on liquidation when their net assets are negative.

Under Russian law, if a company’s net asset value at the end of its second or any subsequent financial year, as determined under Russian accounting standards, is less than the minimum charter capital required by law, such company must adopt a decision to liquidate (if the company is registered as a limited liability company) or perform a number of actions provided by the law (if the company is registered as a joint-stock company). If it fails to do so within a “reasonable period,” the company’s creditors are entitled to request early termination and acceleration of the company’s obligations to them and to demand compensation of damages, and governmental agencies may seek involuntary liquidation of such company. Limited Liability Company Kolangon-Optim and certain of our other Russian subsidiaries had negative net assets as of December 31, 2009. We believe that these subsidiaries are solvent and continue to meet all of their obligations to creditors, however, if an involuntary liquidation of our subsidiaries were to occur, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Operations in Russia, Ukraine and the CIS

Investors in emerging markets, such as Russia, Ukraine and the CIS, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies are subject to rapid change and the information set out herein may become outdated relatively quickly. The economies of Russia, Ukraine and the CIS, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our subscribers and, consequently, our business. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

We face a number of economic, political, social and regulatory risks relating to conducting business outside of Russia.

Although a significant number of our risk factors relate to the risks associated with conducting business in Russia and Ukraine, where a majority of our assets and operations are located, similar risks in each instance also apply to the conduct of our business and operations in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Cambodia and Vietnam. In some instances, the risks inherent in transacting business in these countries may be more acute than those in Russia and Ukraine. Prior to our investments in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Cambodia and Vietnam, our company did not have any experience operating in these countries. Regulatory risks present in these countries and in any other countries where we may acquire additional operations may not be similar to those we face in Russia and may increase our vulnerability to such risks. If any of these risks materialize, our business could be materially adversely affected.

The limited history of mobile telecommunications services in the CIS and our limited operating history in the CIS create additional business risks.

Mobile telecommunications services are relatively new in the CIS, which have generally experienced slower economic growth over the past decade than Russia and Ukraine. As the mobile telecommunications services industry develops in these areas, changes in market conditions could make our development of services less attractive or no longer commercially feasible. A reduction in our viable development opportunities could have a material adverse effect on our business. In addition, we have a limited operating history providing mobile telecommunications services in the CIS. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks could have a material adverse effect on our business.

Risks Related to the Political Environment in Russia, Ukraine and the CIS

If political and economic relations between Russia, Ukraine and the other countries of the CIS deteriorate, our operations could be materially adversely affected.

Political and economic relations between Russia, Ukraine and the other countries of the CIS are complex and recent conflicts have arisen between the government of Russia and the governments of Ukraine and some of the countries of the CIS. For example, the relationship between Russia and Ukraine has been historically strained due to, among other things, Ukraine’s failure to pay arrears relating to the supply of energy resources, Russia’s introduction of an 18.0% value added tax on Ukrainian imports and provocative statements by some politicians. The relationship between Russia and Georgia has also been strained due to several ongoing disputes which resulted in military conflict in August 2008 and may lead to military and/or economic conflict in the future. Although our company operates in Ukraine and the CIS through local subsidiaries, governmental officials and consumers may associate our group and our brand with Russia. Any deterioration in political and economic relations between Russia, Ukraine and the other countries of the CIS could have a material adverse effect on our business, financial condition and results of operations.

If reform policies in Russia, Ukraine and the CIS are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Our business, in part, depends on the political and economic policies set by the governments of the countries where we operate. For example, in recent years, the political and economic situation in Russia has been stable, which has allowed for continued economic growth. However, there is a persistent sentiment in Russia against certain private enterprises that is being encouraged by a number of prominent Duma deputies, political analysts and members of the media. In addition, reforms may be hindered if conflicts of interest are permitted to exist when officials are also engaged in private business, particularly when the business interests are in the industry which the officials regulate. Notwithstanding initiatives to combat corruption, Russia, Ukraine and the CIS, like many other markets, continue to experience corruption and conflicts of interests of officials, which add to the uncertainties we face, and may increase our costs. Any deterioration of the investment climate could restrict our ability to obtain financing in international capital markets in the future and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Political and governmental instability could adversely affect the value of investments in Ukraine.

Since obtaining independence in 1991, Ukraine has undergone a substantial political transformation from a constituent republic of the former Union of Soviet Socialist Republics to an independent sovereign democratic state. Governmental instability has been a feature of the Ukrainian political scene and, as a result, Ukraine has experienced fifteen changes of Prime Minister during this period, with various actions and decisions being taken based primarily on political considerations. Historically, a lack of political consensus in the Verkhovna Rada (the “Ukrainian Parliament”) has consistently made it difficult for the Ukrainian government to secure the necessary parliamentary support to implement a variety of policies intended to foster economic reform and financial stability.

The Ukrainian government’s policies, and the political leaders who formulate and implement them, are subject to rapid change. In recent years, struggles among Ukraine’s major political leaders have resulted in several major disruptions. The 2004 presidential elections were accompanied by mass demonstrations throughout the country in protest of the election process and results, which were subsequently invalidated by the Ukrainian Supreme Court, necessitating a special repeat runoff election. In 2008, following several unsuccessful attempts to form a new majority in the Ukrainian Parliament, the Ukrainian President issued a decree dissolving the Ukrainian Parliament. However, this decree was not implemented because no funds had been allocated in the national budget for early parliamentary elections, and the requisite majority was established on December 16, 2008.

Following presidential elections on February 7, 2010, which were won by Viktor Yanukovych, the opposition leader and former Prime Minister, the Ukrainian Parliament passed a vote of no confidence in the Prime Minister, Yulia Tymoshenko, forcing her and her government to resign. On March 10, 2010, the Ukrainian Parliament passed legislative amendments allowing parliamentary coalitions to be based on individual deputies rather than party groups, which allowed President Yanukovych to quickly form a new parliamentary coalition that included members of Ms. Tymoshenko’s and other political parties. President Yanukovych has formed a new government and has appointed Mykola Azarov, a former deputy prime minister and finance minister, as Prime Minister. A return to political instability and the ongoing reluctance of Ukrainian political leaders to implement unpopular economic decisions may hinder the reforms necessary to address the deterioration of the social and economic situation in Ukraine. These and any other adverse political developments may have negative effects on the economy as a whole and, as a result, on our business, financial condition, results of operations and prospects.

If political and economic relations between Russia and Ukraine deteriorate, our operations in Ukraine could be materially adversely affected.

Ukraine’s economy depends heavily on its trade flows with Russia and the CIS largely because Ukraine imports a large proportion of its energy requirements, especially from Russia. In addition, a large share of Ukraine’s services receipts comprise transit charges for oil, gas and ammonia from Russia. As a result, Ukraine considers its relations with Russia to be of strategic importance. However, relations between Ukraine and Russia have cooled due to disagreements over the prices and methods of payment for gas delivered by the Russian gas monopoly OJSC Gazprom to, or for transportation through, Ukraine, over the stationing of the Russian Black Sea Fleet (Chernomorskii Flot) on the territory of Ukraine, and as a result of Ukraine’s official support for the government of Georgia following the conflict over the Georgian province of South Ossetia, which led to a straining of the relationship between Russia and Georgia. Most recently, in January 2009, a dispute between OJSC Gazprom and National Joint Stock Company “Naftogas of Ukraine,” the Ukrainian state-owned oil and gas company, resulted in disruptions to the supply of Russian gas to Ukraine, as well as to the Balkans and Central Europe.

If bilateral trade relations were to deteriorate, including if Russia were to stop transiting a large portion of its oil and gas through Ukraine or if Russia halted supplies of gas to Ukraine, Ukraine’s balance of payments and foreign currency reserves could be materially and adversely affected. Any major changes in Ukraine’s relations with Russia, in particular, any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine’s revenues derived from transit charges for Russian oil and gas, may have negative effects on sectors of the Ukrainian economy which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Economic Situation in Russia, Ukraine and the CIS

The physical infrastructure in Russia, Ukraine and the CIS is in poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

The physical infrastructure in Russia, Ukraine and the CIS largely dates back to Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are the rail and road networks, power generation and transmission, communications systems and building stock. The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures. Additional investment is required to increase line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, and development in the types of services provided may require substantial investment in public switched telephone networks. Any efforts to modernize infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

The banking systems in Russia, Ukraine and the CIS remain underdeveloped and there are a limited number of creditworthy banks in these countries with which our company can conduct business.

The banking and other financial systems in Russia, Ukraine and the CIS are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. For example, in Russia, there are a limited number of banks that meet international banking standards and the transparency of the Russian banking sector in some respects lags behind internationally accepted norms. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. Recently, there has been an increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. The deficiencies in the Russian banking system, coupled with a decline in the quality of the credit portfolios of Russian banks, may result in the banking sector being more susceptible to the current worldwide credit market downturn and economic slowdown. The credit crisis that began in the United States in the autumn of 2008 has resulted in decreased liquidity in the Russian credit market and weakened the Russian financial system. Efforts by the Russian government to increase liquidity have been stymied by an unwillingness in the banking sector to lend to other banks and to the real economy. The lack of liquidity and economic slowdown have raised the possibility of Russian corporate defaults and led to bank failures and downgrades of Russian banks by credit rating agencies. More bank failures and credit downgrades may result in a crisis throughout the Russian banking sector. Starting from the fourth quarter of 2008, a majority of the Russian banks experienced difficulties with funding on domestic and international markets and interest rates increased significantly. Some of the banks were unable to service their obligations and were sold to larger banks. Credit ratings of several banks have been lowered and some banks have lost their Central Bank of Russia licenses. The Russian Government has provided liquidity to the banking system and interest rates have been decreasing since the second half of 2009, but major banks are still unwilling or unable to transfer money to the economy in the form of long-term loans. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds, could materially adversely affect our business and our ability to complete banking transactions in Russia.

The banking and financial systems in Ukraine and the CIS are even less developed than in Russia and may be more susceptible to the current economic downturn. Few international banks have subsidiaries in Kazakhstan, Uzbekistan, Ukraine and Armenia, and no international banks operate subsidiaries in Tajikistan and Georgia. We have attempted to mitigate our banking risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds could result in the loss of our deposits or negatively affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business, financial conditions and results of operations.

Risks Related to the Social Environment in Russia, Ukraine and the CIS

Social instability in Russia, Ukraine and the CIS could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in Russia, Ukraine and the CIS, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. There is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the Russian, Ukrainian, Kazakh, Tajik, Uzbek, Georgian, Kyrgyz or Armenian governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout Russia, Ukraine and the CIS. These events could materially adversely affect the investment environment in Russia, Ukraine and the CIS.

Risks Related to the Legal and Regulatory Environment in Russia, Ukraine and the CIS

We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.

The application of the laws of any particular country is not always clear or consistent. This is particularly true in Russia, Ukraine and the other emerging market countries in which we operate where the legislative drafting has not always kept pace with the demands of the marketplace. As a result, it is often difficult to ensure that we are in compliance with changing legal requirements. For example, although the Russian Communications Law regarding license renewals in Russia has been clarified, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers and the issuance of local and zonal licenses) appear to differ from the procedures under prior law and do not always clearly state the steps that must be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing. If we are found to be involved in practices that do not comply with local laws or regulations, we may be exposed, among other things, to significant fines, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, any of which could have a material adverse effect on our business, financial condition and results of operations.

The regulators responsible for the control and supervision of communications services in each country in which we operate frequently check our compliance with the requirements of the applicable legislation and our telecommunications licenses. We intend to use our best efforts to comply with all such requirements. However, we cannot assure you that in the course of future inspections, we will not be found to be in violation of the applicable legislation. Any such finding could have a material adverse effect on our operations.

In addition, it may be difficult and prohibitively expensive for us to comply with applicable Russian telecommunications regulations related to state surveillance of communications traffic. Currently, Ukrainian authorities are also in the process of implementing additional state surveillance of communications traffic. Full compliance with regulations that allow the state to monitor voice and data traffic may be overly burdensome, expensive and lead to a drop in quality of service. Noncompliance with such regulations once they are implemented may lead to the imposition of fines or penalties on us, or the revocation of our operating licenses. Further, some subscribers may refuse to utilize the services of a telecommunications operator whose networks facilitate state surveillance of communications traffic.

As a result of the uncertainty in the regulatory environment in Russia, Ukraine and the CIS we have experienced and could experience in the future:

•	restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with applicable legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs;

•	delays in implementing our operating or business plans; and

•	a more competitive operating environment.

Telecommunications operators in Russia, Ukraine and the CIS are subject to regulatory levies and fees and may become subject to pricing regulation.

Telecommunications operators in Russia, Ukraine and our other markets of operation are obligated to pay levies and fees pursuant to law and regulation. For example, in Russia every telecommunications operator is required to make compulsory payments to a “universal services fund” in the amount of 1.2% of its revenues (excluding revenues from traffic transmissions). Additionally, the Russian Communications Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, this payment requirement may have a material adverse effect on the financial condition of operators.

Telecommunications regulators in Russia, Ukraine and the CIS may impose additional levies and fees on our operations from time to time. Such payment obligations create financial burdens and we may not be able to pass related costs on to subscribers, which, in turn could have a material adverse affect on our business, financial condition and results of operations. It has been reported that Kazakh and Ukrainian authorities are each considering implementing new compulsory payments to their respective universal telecommunications services funds and that the Tajik authorities are considering implementing a significant increase in license fees for mobile telecommunications operations.

In the recent past, amendments to the Russian Communications Law have been proposed which would have resulted in the regulation of tariffs set by mobile operators for interconnection and transfer of traffic. According to the proposed amendments, an operator will be subject to such regulation if it, together with its affiliated persons, owns at least 25.0% of the installed capacity of the operational networks that are part of the public communications network and relate to the same type of communications services technology, such as communications networks using DEF codes, within a subject territory of the Russian Federation or throughout the Russian Federation. Although the proposed amendments were not adopted, these or similar amendments may be adopted in the future and would restrict our ability to set tariffs. Such restrictions could have a material adverse affect on our business, financial condition and results of operations.

Under the Ukrainian Communications Law, the NCRC is authorized to regulate local tariffs for public telecommunications services rendered by fixed-line operators within one geographical numbering zone. In February 2009, the NCRC adopted a decision to analyze certain telecommunication services markets to determine whether the tariffs charged by telecommunications companies operating on such markets should be subject to the NCRC regulation. Among the markets to be reviewed are the market for accessing mobile networks and the market for terminating calls on mobile networks. This review by the NCRC may lead to additional regulation of our interconnection rates. Any such regulation could result in the establishment of lower interconnection fees than Kyivstar currently receives from other telecommunications operators in Ukraine, resulting in lower overall revenues for Kyivstar, which would have a material adverse effect on our business, financial condition and results of operations.

Arbitrary action by the authorities may have a material adverse effect on our business.

In our areas of operations, governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law. In Russia, governmental actions have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Russian federal and local government entities have also used common defects in matters surrounding share-issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts. Although such actions have been condemned at the highest government levels, they continue to take place according to press reports.

Recent amendments to the Russian Federal Law “On Enforcement Proceedings” and the Russian Federal Law “On Court Bailiffs” have given bailiffs the right to obtain from mobile services providers personal data on subscribers for law enforcement purposes. We could lose subscribers as a result of these amendments, which could have a material adverse effect on our business, financial condition and results of operations.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which may materially adversely affect our business.

Our operations and properties are subject to considerable regulation by various governmental entities in connection with obtaining and renewing various licenses, frequencies and permissions, as well as ongoing compliance with existing laws, decrees and regulations. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with such laws, decrees and regulations. Governmental agencies exercise considerable discretion in matters of enforcement and interpretation of applicable laws, decrees and regulations, the issuance and renewal of licenses, frequencies and permissions and in monitoring licensees’ compliance therewith. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. We have been able to cure violations found by the regulators within the applicable grace period but were nevertheless required to pay fines. We cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices, or that the regulatory authorities will be satisfied by the remedial actions we have taken or will take.

In Russia, as in our other areas of operations, we routinely receive notices with respect to violations of our licenses. To the extent possible, we take measures to comply with the requirements of the notices. Nonetheless, at any given time, there may be outstanding notices with which we have not complied within the cure periods specified in the notices, primarily due to delays in the issuance of frequency permits, sanitation-epidemiological permissions, and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network) by responsible regulatory authorities. Accordingly, at any given time a certain percentage of our base stations and equipment may not have all permissions required causing us to be in violation of the terms of our licenses. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In 2006, 2007, 2008, 2009 and 2010, in order to comply with notices from the regulator, we switched off a number of base stations that were operating without the necessary permissions. If we switch off additional base stations, the quality of service of our networks in those areas may deteriorate. We are also potentially responsible for violations of legislation by our dealers and sub-dealers in failing to obtain personal data such as name, address and passport number when selling SIM-cards. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the regulator will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by the regulator or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension and subsequent termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated costs and materially adversely affect our business.

Developing legal systems in the countries in which we operate create a number of uncertainties for our business.

Many aspects of the legal systems in our countries of operation create uncertainties with respect to many of the legal and business decisions that we make, many of which do not exist in countries with more developed legal systems. The uncertainties we face include, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, and difficulties in enforcement due to an under-developed judicial system.

The nature of much of the legislation in Russia, Ukraine and the CIS, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in Russia, Ukraine and the CIS in ways that may not always coincide with market developments, place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.

Lack of independence and experience of the judiciary, difficulty of enforcing court decisions, the unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards in Russia, Ukraine and the CIS and governmental discretion in enforcing claims give rise to significant uncertainties.

The independence of the judicial system and its immunity from political, economic and nationalistic influences in Russia, Ukraine and the CIS remains largely untested. Judicial precedents have no formal binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems can be slow. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia, Ukraine and the CIS difficult to predict and make effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

None of the countries where we operate, including Russia and Ukraine, are parties to any multilateral or bilateral treaties with most Western jurisdictions, including the United States, for the mutual enforcement of judgments of state courts. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in the courts of Russia, Ukraine and the CIS. There is also a risk that Russian and Ukrainian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in Russia and Ukraine. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian and Ukrainian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in Russia and Ukraine.

Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

The tax systems in Russia, Ukraine and other emerging markets in which we operate are unpredictable and give rise to significant uncertainties, which could complicate our tax planning and business decisions. Tax laws in Russia, Ukraine and other emerging markets in which we operate have been in force for a relatively short period of time as compared to tax laws in more developed market economies. Tax authorities in Russia, Ukraine and other emerging markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities.

Many companies are often forced to negotiate their tax bills with tax inspectors who may assess additional taxes. Any additional tax liability, as well as any unforeseen changes in applicable tax laws or changes in the Russian or Ukrainian tax authorities’ interpretations of the respective double tax treaties in effect with the Netherlands, could have a material adverse effect on our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. We may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not provided an accrual. Such unaccrued tax contingencies could materialize and require us to recognize additional amounts of tax.

Russian tax laws, regulations and court practice are subject to frequent change, varying interpretations and inconsistent and selective enforcement.

Generally, taxes payable by Russian companies are relatively substantial and include, inter alia, corporate profits tax, VAT, excise, property tax, payroll-related taxes and other taxes. Russian tax laws, regulations and court practice are subject to frequent change, varying interpretation and inconsistent and selective enforcement. The law and legal practice in Russia are not as clearly established as those of mature markets and there are a number of uncertainties with respect to the application of tax legislation. In some instances, although it may be viewed as contrary to Russian constitutional law, the Russian tax authorities have applied certain new tax laws retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times.

Despite the Russian government’s steps to reduce the overall tax burden in recent years, Russia’s largely ineffective tax collection system and continuing budgetary funding requirements may increase the likelihood that the Russian Federation will impose arbitrary or onerous taxes and penalties in the future, which could have a material impact on our business and financial performance. Additionally, taxation has been used as a tool for significant state intervention in certain key industries.

Since Russian federal, regional and local tax laws and regulations are subject to frequent change and some of the sections of the Tax Code of the Russian Federation (the “Tax Code”) are comparatively new, interpretation of these laws and regulations is often unclear or non-existent. Taxpayers and the Russian tax authorities often interpret tax laws differently. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their assessments and their interpretation of legislation and it is possible that transactions and activities that have not been challenged in the past may now be challenged.

In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions, potentially exposing us to significant fines and penalties as well as potentially severe enforcement measures despite its best efforts to comply. This could have a significant adverse effect on our business, prospects, financial condition and results of operations.

On October 12, 2006, the Plenum of the High Arbitration Court of the Russian Federation issued Resolution No. 53 formulating the concept of “unjustified tax benefit,” which is described in the Resolution by reference to circumstances, such as absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the recharacterization of the transaction. There has been very little further guidance on the interpretation of this concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. While the intention of this Resolution might have been to combat abuse of tax laws, in practice, there is no assurance that the tax authorities will not seek to apply this concept in a broader sense.

Generally, tax declarations of Russian companies remain open and subject to inspection by tax and/or customs authorities for three calendar years immediately preceding the year in which the decision to conduct an audit is taken. However, the fact that a particular year has been reviewed by tax authorities does not preclude that year from further review or audit during the eligible three-year limitation period by a superior tax authority. On 14 July 2005 the Russian Constitutional Court issued a decision allowing the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that the taxpayer has obstructed or hindered a tax inspection. Moreover, recent amendments to the first part of the Tax Code, effective 1 January 2007, provide for the extension of the three-year statute of limitations if the actions of the taxpayer created insurmountable obstacles for the tax audit. Because none of the relevant terms is defined, tax authorities may have broad discretion to argue that a taxpayer has “obstructed”, “hindered” or “created insurmountable obstacles” in respect of an inspection and to ultimately seek review and possibly apply penalties beyond the three-year term, and there is no guarantee that the tax authorities will not review our compliance with applicable tax law beyond the three-year limitation period.

Russian law does not provide for the possibility of group relief or fiscal unity. Consequently, financial results of each of Russian company belonging to the group are not consolidated for tax purposes, i.e. no offset of profit of one entity against losses of another entity in the group is possible. The Russian Government, in its “Major Trends in Russian Tax Policy for 2009-2011”, has proposed the introduction of consolidated tax reporting to enable the consolidation of the financial results of Russian taxpayers which are part of one group for corporate income tax purposes. We are aware that the draft law on consolidated tax reporting has already been drafted, however, at this stage, it is impossible to predict whether, when or how consolidated tax reporting principles will be enacted.

In addition, intercompany dividends are subject to a withholding tax of 0.0% or 9.0% (depending on whether the recipient of dividends qualifies for Russian participation exemption rules), if being distributed to Russian companies, and 15.0% (or lower, subject to benefits provided by relevant double tax treaties), if being distributed to foreign companies. If the receiving company itself pays a dividend, it may offset tax withheld against its own withholding liability of the onward dividend although not against any withholding made on a distribution to a foreign company. These tax requirements impose additional burdens and costs on our operations, including management resources.

Moreover, Russian tax legislation currently in effect does not contain a concept of corporate tax residency (rather, the Russian domestic legislation recognizes the concept of a taxpayer). Russian legal entities and organizations are taxed on their worldwide income while foreign legal entities and organizations are taxed in Russia on income attributable to their permanent establishment and on Russian source income, received by these foreign legal entities and organizations. Some of our foreign companies may be treated by the tax authorities as having permanent establishment in Russia.

Nevertheless, the Russian Government, in its “Major Trends in Russian Tax Policy for 2008-2010”, has proposed the introduction into the domestic tax law of a concept of tax residency for legal entities. According to the proposals, a non-Russian entity would be deemed a Russian tax resident based on the place of its effective management and control and/or based on the residence of its shareholders. No assurance can be given as to whether and when these amendments will be enacted, their exact nature, and their interpretation by the tax authorities and possible impact on us. We cannot rule out that, as a result of the introduction of these changes to the Russian tax legislation, our certain foreign companies might be deemed to be Russian tax residents, subject to all applicable Russian taxes.

It should also be noted, that on September 2, 2010, Russian Federal Law No 229-FZ entered into force introducing changes to the interest deductibility limits capping the amount of interest expenses deductible for corporate profits tax purposes. Starting from January 1, 2011 the limits are set up as 1.8 times the Russian Central Bank refinancing rate for loans denominated in Russian rubles, and 0.8 times the Russian Central Bank refinancing rate for loans denominated in foreign currency (compared to the prior limit of 15.0% for foreign currency denominated loans). Very likely these changes will result in a disallowance of a certain portion of interest expenses incurred on foreign currency denominated loans, which could have an adverse effect on our business, financial condition or results of operations or prospects.

Moreover, the Russian Government in its “Major Trends in Russian Tax Policy for 2011-2013”, has proposed to reconsider existing thin capitalization rules with the view of newly drafted list of related parties. It is planned that new thin capitalization rules would affect relationships between not only domestic and foreign counterparts, but also between domestic parties as well. It is also planned to reconsider methods of calculation of deductibility limits for interest expenses (which are currently based on the Russian Central Bank refinancing rate). No assurance can be given as to whether and when these amendments will be enacted, their exact nature, and their interpretation by the tax authorities and possible impact on us. We cannot rule out that, as a result of the introduction of these changes to the Russian tax legislation our business, prospects, financial condition and results of operations may be adversely affected.

Current Russian tax legislation is, in general, based upon the formal manner in which transactions are documented, looking to form rather than substance. However, the Russian tax authorities, in some cases, are increasingly taking a “substance and form” approach, which may cause additional tax exposures to arise in the future. There can be no assurance that the Tax Code or its interpretation will not be changed in the future in a manner adverse to the stability and predictability of the tax system (including in relation to thin capitalization and transfer pricing rules and other rules governing the deductibility of interest or other expenses and the timing thereof). It is expected that Russian tax legislation will become more sophisticated, which, coupled with the state budget deficits, may result in the introduction of additional revenue raising mechanisms. Although it is unclear how these measures would operate, the introduction of such measures could affect our overall tax efficiency and result in significant additional tax liabilities. Additional tax exposure could have a significant adverse effect on our business, prospects, financial condition and results of operations.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact our business, financial condition and results of operations.

Transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allows the tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of all “controlled” transactions, provided that the transaction price differs from the market price by more than 20.0%. “Controlled” transactions include transactions with related parties, barter transactions, foreign trade transactions and transactions with unrelated parties with “significant price fluctuations” (i.e., if the price with respect to such transactions differs from the prices on similar transactions conducted within a short period of time by more than 20.0%). Special transfer pricing adjustments are also applicable to operations with securities and derivatives. Russian transfer pricing rules are vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts and their use in politically motivated investigations and prosecutions. There has been very little guidance (although some court practice is available) as to how these rules are to be applied.

If the tax authorities were to impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on our business, financial condition and results of operations. Additionally, in the event that a transfer pricing adjustment is assessed by the Russian tax authorities, the Russian transfer pricing rules do not provide for a correlative adjustment to the related counterparty in the transaction that is subject to adjustment. Although a possibility for such an adjustment in relation to cross-border transactions generally exists through a mutual agreement procedure allowed by most of the double taxation agreements signed by Russia with other countries, this procedure has not been seen working in practice. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions.

Due to the uncertainties in the interpretation of transfer pricing legislation, there is a risk that the tax authorities may challenge the prices of some of our transactions and propose adjustments and, to the extent that any such challenge is upheld by the Russian arbitration courts and implemented, our business, revenues, financial condition, results of operations and prospects could be materially adversely affected.

Currently new Russian transfer pricing rules are in the process of being adopted by the State Duma of the Russian Federation. The new Russian transfer pricing rules may be adopted and come into force some time during 2011. The implementation of these amendments should help align domestic rules more with OECD principles. At the same time, the amendments are expected to considerably toughen the existing law, as the proposed changes are expected, among other things, to effectively shift the burden of proving market prices from the tax authorities to the taxpayer, obliging the taxpayer to keep specific documentation. Besides that, the new rules introduce certain other significant amendments:

•	introduction of the arm’s length principle as a fundamental principle of the Russian transfer pricing rules;

•	the new list of controlled transactions (which would cover cross-border transactions with certain commodities, cross-border transactions with related parties and tax haven residents, and certain intra-Russian transactions with related parties);

•	the extended list of related parties;

•	the extended list of transfer pricing methods (including the Transactional Net Margin Method and the Profit Split method) with the choice of method depending on the allocation of functions performed, risks assumed and assets employed by the parties to a transaction (instead of a rigid priority of methods under current legislation);

•	replacement of the existing permitted deviation threshold by the arm’s length range of market prices (profitability);

•	the correlative adjustments in relation to domestic transactions; and

•	special transfer pricing audits by federal tax authorities and specific transfer pricing penalties (more severe that in case of other, non-transfer pricing related, tax assessments).

Introduction of the new transfer pricing rules may increase the risk of transfer pricing adjustments by the tax authorities and have a material impact on our business and the results of operations. It will also require us to ensure compliance with the new transfer pricing documentation requirements proposed by these rules.

Laws restricting foreign investment could materially adversely affect our business.

We could be materially adversely affected by the adoption of new laws or regulations restricting foreign participation in the telecommunications industry in Russia, Ukraine or other emerging markets in which we operate. The Russian Foreign Investment Law limits foreign investment in companies that are deemed to be strategic. Under the Russian Foreign Investment Law, a company operating in the telecommunications sector may be deemed strategic if it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, if the particular company’s market covers five or more Russian regions or covers Russian cities of federal importance. In connection with the adoption of the Russian Foreign Investment Law, amendments were adopted to certain provisions of the Russian Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position for purposes of application of the Russian Foreign Investment Law if its share of the Russian mobile telecommunications market exceeds 25.0%. As discussed above, under “— Risks Related to Our Business — We are subject to anti-monopoly and consumer protection regulations in Russia, Ukraine and the CIS, which could restrict our business,” the Russian FAS previously determined that a group of persons consisting of OJSC VimpelCom and two of its Russian subsidiaries, one of which subsequently merged with and into OJSC VimpelCom, has a dominant position, because their share of the Russian mobile telecommunications market exceeds 25.0%. As a result, OJSC VimpelCom is deemed to be a strategic enterprise and, among other things, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares requires the prior approval of the Russian authorities pursuant to the Russian Foreign Investment Law. In the event any future transactions with our shares result in the acquisition by a foreign investor of direct or indirect control over OJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law. As a result, our ability to obtain financing from foreign investors through such transactions may be limited, should prior approval be refused, delayed or require foreign investors to comply with certain conditions imposed by the Government Commission on Control of Foreign Investments in the Russian Federation or the Russian FAS, which could materially and adversely affect our business, financial condition and results of operations.

The Ukrainian economy is to a certain extent dependent on foreign investment. Despite improvements in the economy from 2005 to 2008, Ukraine experienced a severe contraction of cumulative foreign direct investment, as well as a considerable foreign capital outflow due to the economic downturn and political instability in Ukraine in the fourth quarter of 2008. As the volume of foreign direct investment into emerging markets is expected to contract globally, Ukraine may face further deterioration in the amounts of foreign direct investment. Although the Ukrainian government has repeatedly emphasized that the plans announced in early 2005 to review the privatization of a number of major companies are no longer under consideration, any future attempts to nationalize or expropriate and reprivatize private enterprises could adversely affect the climate for foreign direct investment in Ukraine. Any further deterioration in the climate for foreign direct investment in Ukraine could have a material adverse effect on the economy and thus negatively impact Kyivstar’s growth potential, business, financial condition and results of operations.

In Kazakhstan, an amendment to the law “On National Security” was adopted in July 2004 which specifically limits investments to less than 49.0% by foreign legal entities or individuals in domestic and long distance operators who own certain communications lines (including fiber optic and microwave links). The law “On Investments,” adopted in January 2003, consolidated past Kazakh legislation governing foreign investment. While these laws guarantee the stability of existing contracts, all contracts are subject to amendments in domestic legislation, certain provisions of international treaties, and domestic laws dealing with “national and ecological security, health and ethics”.

Our growth strategy may also be limited by laws in jurisdictions outside of Russia, Ukraine and the CIS restricting foreign ownership. For example, the laws of Vietnam currently restrict foreign ownership of a majority stake in certain types of telecommunications companies.

The developing securities laws and regulations of Russia, Ukraine and the CIS may limit our ability to attract future investment and could subject us to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia, Ukraine and the CIS than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia, Ukraine and the CIS and are unfamiliar to most companies and managers. In addition, securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions. We may be subject to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

In Russia, securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions, including our ability to attract investments in our securities in the Russian market. Despite our best efforts at compliance, we may be subject to fines or other enforcement measures, which could cause our financial results to suffer and harm our business, financial condition and results of operations.

Weaknesses in Ukrainian corporate law have often been used for the purpose of disenfranchising or diluting minority shareholders and misappropriating corporate assets. In September 2008, the Ukrainian Parliament adopted a new Joint Stock Company Law, drafted in consultation with international experts, that came into effect in April 2009 and is meant to improve the current law by introducing corporate practices that are consistent with international standards. Kyivstar will be required to amend and restate its charter and change its corporate name prior to April 2011 in order to bring it into full compliance with the new Joint Stock Company Law. There can be no assurance that Kyivstar will be able to comply with these changes on a timely basis. The effect of these reform efforts remains to be seen, and any continuation of the corporate governance issues that have plagued Ukrainian companies prior to adoption of the new law could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liability for actions taken by our subsidiaries.

In certain cases we may be jointly and severally liable for any obligations of a subsidiary under a transaction. We may also incur secondary liability for any obligations of a subsidiary in certain cases involving bankruptcy or insolvency. The other shareholders of the subsidiary may seek compensation from us for the losses sustained by the subsidiary that were caused by us. This type of liability could result in significant obligations and materially adversely affect our business.

Risks Related to the Ownership of our ADSs

We may need additional capital in the future and may not be able to obtain it on favorable terms, if at all.

Our industry is highly capital intensive and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and process technology. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund our ongoing research and development activities and meet our general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, and the status and timing of competitive developments. However, additional financing may not be available when needed on terms favorable to us or at all. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could adversely affect our business, financial condition and results of operations.

VimpelCom is a holding company and depends on the performance of its subsidiaries and their ability to make distributions to it.

VimpelCom is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the equity interests it owns in its operating subsidiaries, either directly or indirectly. As a result, it is dependent upon cash dividends, distributions, loans or other transfers it receives from its subsidiaries in order to make dividend payments to its shareholders (including holders of ADSs), to repay any debt it may incur, and to meet its other obligations. VimpelCom may also need guarantees from its subsidiaries to incur debt. The ability of VimpelCom’s subsidiaries to pay dividends and make payments or loans to VimpelCom and to guarantee VimpelCom’s debt, will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. Payments or distributions from VimpelCom’s subsidiaries could also be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange restrictions in the jurisdictions in which its subsidiaries operate. For example, our Ukrainian subsidiaries, Kyivstar and Storm, may be required to obtain individual licenses or approvals from the National Bank of Ukraine in order to pay us dividends. Kyivstar has successfully obtained such licenses and approvals for its recent dividend distributions. However, a draft law lifting the investment registration requirement has recently been discussed in the Ukrainian Parliament which is expected to simplify this dividend payment procedure. VimpelCom’s subsidiaries are separate and distinct legal entities. Any right that VimpelCom has to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors.

Various factors may hinder the declaration and payment of dividends.

The payment of dividends is subject to the discretion of VimpelCom’s supervisory board and VimpelCom’s assets consist primarily of investments in its operating subsidiaries. Various factors may cause the supervisory board to determine not to pay dividends. Such factors include VimpelCom’s financial condition, its earnings and cash flows, its capital requirements, contractual restrictions and such other factors as VimpelCom’s supervisory board may consider relevant.

VimpelCom is a Bermuda company governed by Bermuda law, which may affect your rights as a shareholder or holder of DRs.

VimpelCom is a Bermuda exempted company. As a result, the rights of VimpelCom’s shareholders will be governed by Bermuda law and by VimpelCom’s restated bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VimpelCom’s restated bye-laws as registered holders of VimpelCom’s shares. Substantially all of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VimpelCom or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

We are not subject to corporate governance requirements under the NYSE rules.

Our ADSs are listed on the NYSE; however, as a Bermuda company, we are not be subject to the corporate governance provisions under the NYSE listing rules that are applicable to a U.S. company. The primary difference between our corporate governance practice and the NYSE rules relates to section 303A.01 of the NYSE rules, which provides that each U.S. company listed on the NYSE must have a majority of independent directors, as defined in the NYSE rules. Bermuda corporate law does not require that we have a majority of independent directors, and our restated bye-laws provide that three out of nine of our directors will be independent for purposes of the NYSE rules. In addition, our restated bye-laws provide that our compensation committee is comprised of three directors: one nominated by Altimo, one nominated by Telenor and one independent, unaffiliated director. As a result, unlike a U.S. company listed on the NYSE, we will not have a majority of independent directors and our compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

ANNEX B — RISK FACTORS RELATING TO WIND TELECOM’S BUSINESS

In addition to the information included in “Risk Factors” and “Annex A — Risk Factors Relating to VimpelCom’s Business” and the other information included in this proxy statement, you should carefully consider the following risks before making your voting decision. The information below is divided into the Risks Relating to Wind Italy’s Business and the Risks Relating to OTH’s Business. There may be additional risks that we currently consider not to be material or of which we are not currently aware and these risks could materially adversely affect our business, financial condition, results of operations and business prospects.

Risks Relating to Wind Italy’s Business

The Italian telecommunications industry is characterized by high levels of competition and Wind Italy expects the market to remain highly competitive. If Wind Italy is not able to successfully compete, Wind Italy’s financial performance and business prospects may be materially adversely affected.

All of the telecommunications markets in Italy in which Wind Italy operates are characterized by high levels of competition among mobile and fixed-line telecommunications and broadband service providers. Wind Italy expects its markets to remain competitive in the near term, and competition may be exacerbated by further consolidation and globalization of the telecommunications industry.

In the Italian mobile telecommunications market, Telecom Italia, operating under the “TIM” brand name, Vodafone Italy (“Vodafone”) and Hutchison 3G, operating under the “3” brand name, are currently Wind Italy’s principal competitors. Telecom Italia and Vodafone have well-established positions in the Italian mobile market and each has a greater market share than Wind Italy does. Hutchison 3G has been aggressively seeking new customers through the use of handset subsidies, which are not customarily offered in the Italian market.

Telecom Italia, as the incumbent in the market, has the advantage of long-standing relationships with Italian customers. Vodafone is very well-positioned in the market and is perceived as having a technologically- advanced and reliable network in the market. Certain of Wind Italy’s competitors also benefit from greater levels of global advertising or stronger brand recognition than Wind Italy does.

In addition, the Italian mobile market is approaching saturation. See “— The success of Wind Italy’s mobile operations depends on its ability to attract and retain mobile subscribers. If Wind Italy is unable to successfully manage its subscriber turnover or otherwise lose mobile subscribers, Wind Italy may face increased subscriber acquisition and retention costs and reduced revenues or lower cash flows”. The level of saturation and the highly consolidated nature of the market will result in continued pricing pressure, and Wind Italy’s competitiveness will depend on its ability to introduce new technologies, convergent services and attractive bundled products at competitive prices, as further growth of Wind Italy’s subscriber base in this mature market will be primarily driven by its ability to acquire other operators’ subscribers and its ability to retain existing subscribers. See “— The success of Wind Italy’s mobile operations depends on its ability to attract and retain mobile subscribers. If Wind Italy is unable to successfully manage its subscriber turnover or otherwise lose mobile subscribers, Wind Italy may face increased subscriber acquisition and retention costs and reduced revenues or lower cash flows”. In addition, all Italian mobile operators, including Wind Italy, have commercial agreements with mobile virtual network operators, (“MVNOs”), providing them access to their respective networks which the MVNOs, in turn, sell to their own subscribers, which further increases competition.

In the fixed line voice market, the incumbent, Telecom Italia, maintains a dominant market position. Telecom Italia benefits from cost efficiencies inherent in its existing telecommunications infrastructure over which it provides its fixed-line coverage. As a long-standing telecommunications provider, Telecom Italia also benefits from customer recognition, familiarity and customer loyalty. Increased competition, as a result of the entry of new international competitors, the introduction and growth of new technologies, products and services, a decline in the number of fixed-line subscribers due to continued fixed-to-mobile substitution, continued migration from narrowband (dial-up) to broadband usage and regulatory changes in the Italian market may exert downward pressure on prices or otherwise cause Wind Italy’s fixed-line subscriber base to contract, thereby negatively impacting its revenues and profitability.

If Wind Italy is unable to win mobile and/or fixed-line subscribers from its competitors and/or retain its existing subscribers, or if Wind Italy fails to launch compelling and innovative products and services at competitive prices, Wind Italy could lose its subscribers, and the financial performance and business prospects for its mobile and fixed-line businesses could be materially adversely affected.

Wind Italy’s debt could have an adverse effect on its financial condition.

Wind Italy has outstanding debt and significant debt service obligations. As of September 30, 2010, after adjusting for the effects of the refinancing of Wind Italy’s debt in November 2010, its total consolidated debt was € 8,899.6 million. Of this amount, €3,380 million represented its indebtedness and the remainder indebtedness of its subsidiaries and restricted affiliates consolidated into the accounts of Wind Italy.

Wind Italy’s level of indebtedness could have important negative consequences for it and for investors. For example, it:

•	requires it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increases its vulnerability to adverse general economic or industry conditions;

•	limits Wind Italy’s flexibility in planning for, or reacting to, changes in its business or the industry in which its operates;

•	limits its ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	could restrict it from making strategic acquisitions or exploiting business opportunities; and

•	could place it at a competitive disadvantage compared to less leveraged competitors.

There can be no assurance that Wind Italy’s business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable it to repay its existing credit facilities, to service its indebtedness or to fund its liquidity needs. If Wind Italy is unable to meet its debt service obligations, it may attempt to restructure or refinance existing debt, sell certain of its assets or seek additional funding. However, it may not be able to do so on satisfactory terms, if at all. Failure to do so could have a material adverse effect on its business, prospects, financial condition and results of operations.

Wind Italy’s business is capital intensive and has generated negative cash flows in the past. Wind Italy may not have sufficient liquidity to fund its capital expenditure programs or its on-going operations in the future.

Wind Italy’s business is requires significant amounts of capital. Historically, the start-up costs, extensive capital investments, operating expenditures and debt service costs have contributed to Wind Italy’s negative cash flows. Wind Italy has an extensive capital expenditure program that requires significant capital outlays, including for the maintenance, expansion and optimization of Wind Italy’s global system for mobile communications (“GSM”) network and expansion of Wind Italy’s universal mobile telecommunications (“UMTS”) network and high-speed downlink packet access (“HSDPA”) coverage, development of Wind Italy’s local loop unbundling (“LLU”) exchanges and maintenance of Wind Italy’s network infrastructure. Wind Italy may also need to invest in new networks and technologies in the future, which could require significant capital expenditures and, if network usage develops faster than Wind Italy anticipates, Wind Italy may require greater capital investments in shorter time frames than it anticipates and Wind Italy may not have the resources to make such investments. In addition, costs associated with the licenses that Wind Italy needs to operate its existing networks and technologies and those that Wind Italy may develop in the future, and costs and rental expenses related to their deployment, could be significant. The amount and timing of Wind Italy’s future capital requirements may differ materially from Wind Italy’s current estimates due to various factors, many of which are beyond Wind Italy’s control. Wind Italy may also be required to raise additional debt or equity financing in amounts that could be substantial. The type, timing and terms of any future financing will depend on Wind Italy’s cash needs and the prevailing conditions in the financial markets. Wind Italy may not be able to accomplish any of these measures on a timely basis or on commercially reasonable terms, if at all. Wind Italy may not generate sufficient cash flows in the future to meet its capital expenditure needs, sustain its operations or meet its other capital requirements, which may have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Wind Italy’s business, financial condition, results of operations and liquidity may be adversely affected by the current unfavorable global economic conditions.

As the crisis in the global financial and credit markets began to spread to non-financial sectors of the world economy, economies worldwide started to show significant signs of weakness, resulting in a general contraction in consumer spending that varies by market. While the telecommunications sector is one of the industrial segments that has been less affected by the global financial crisis and economic slowdown, the recessionary conditions and uncertainty in the macroeconomic environment may adversely impact consumer spending on telecommunications products and services. Customers may decide that they can no longer afford mobile services, or that they can no longer afford the data and other services that are instrumental in maintaining or increasing ARPU (average revenue per user) , and, in turn, increasing its revenues.

In addition, as the global financial system experienced credit and liquidity disruptions, leading to a reduction in liquidity, greater volatility, general widening of credit spreads and, in some cases, lack of transparency in money and capital markets, many lenders reduced or ceased to provide funding to borrowers. If these conditions continue, or worsen, it could negatively affect Wind Italy’s ability to raise funding in the debt capital markets and/or access secured lending markets on financial terms acceptable to Wind Italy.

The continued impact of the global economic and market conditions, including, among others, the events described above could have a material adverse effect on Wind Italy’s business, financial condition, results of operations or liquidity.

Wind Italy is subject to an audit by the Italian Tax Authority regarding withholding taxes on certain interest payments.

Proceedings by the Italian Tax Authority against Wind Italy are in progress and could, if determined adversely to Wind Italy, result in liabilities for substantial payments of withholding taxes, penalties and interest, all as described in more detail below.

As a general rule, interest paid to non-resident companies resident for tax purposes in the European Union, including interest on loans, is subject to withholding tax levied at a domestic rate of 12.5%. The domestic rate may be reduced under an applicable treaty against double taxation. No withholding tax is due on interest payments by an Italian borrower if its lender can rely on the benefit of the withholding tax exemption set forth by the Italian rules implementing the European Union Directive on intra-group payments of interest and royalties (Article 26-quater of Italian Presidential Decree No. 600/73, the “Decree 600/73”). Such exemption applies to interest payments made to (i) sister companies having a 25% shareholder in common with the borrower, and (ii) direct shareholders owning a minimum 25% interest in the share capital of the borrower, in each case, provided that the shareholding of the parent (in the subsidiary or in the two sister companies, as applicable) has been held for more than one year; in cases where interest payments have occurred before the one year term has elapsed, withholding taxes apply and a request for refund can be submitted after the one year term elapses (the “E.U. Exemption Regime”).

On June 12, 2009, the Italian Tax Authority notified Wind Italy of the commencement of a tax audit (the “Tax Audit”) with reference to (i) the application by Wind Finance S.L. S.A., an affiliate of Wind Italy that issued, on 29 September 2005, the Second Lien Notes, pursuant to the E.U. Exemption Regime for a refund of withholding taxes on interest payments made for 2005 and part of 2006 by Wind Italy to Wind Finance SL S.A., and (ii) the eligibility for the E.U. Exemption Regime for withholding taxes on interest payments made by Wind Italy to Wind Finance SL S.A. for the remainder of 2006 and full years 2007 and 2008 on such Second Lien Notes. The scope of the Tax Audit was subsequently expanded to Wind Acquisition Finance S.p.A. (which was merged into Wind Italy on December 31, 2006) with reference to (i) the application by Wind Acquisition Finance S.A., an affiliate of Wind Italy that issued, on 28 November 2005, the 2015 Notes, pursuant to the E.U. Exemption Regime for a refund of withholding taxes on interest payments made for 2005 and part of 2006 by Wind Italy to Wind Acquisition Finance S.A., and (ii) the eligibility for the withholding tax exemption claimed under the E.U. Exemption Regime on interest payments made by Wind Italy to Wind Acquisition Finance S.A. for the remaining part of 2006 and full years 2007 and 2008 on the 2015 Notes.

On May 31, 2010, the findings of the Tax Audit were submitted to Wind Italy in a report (processo verbale di constatazione) (the “Tax Report”) stating that a 12.5% withholding tax should have been applied on the interest payments referred to in the Tax Audit, amounting to an approximate amount of €71 million in taxes.

On November 29 and 30, 2010, the Italian Tax Authority notified Wind Italy of the tax assessment for interest payments made by Wind Italy for the year 2005. The assessment quantifies withholding tax not applied on interest payments made in 2005 by Wind Italy to Wind Finance SL S.A. and to Wind Acquisition Finance S.A. in the amount of €1,300,077 in withholding tax, plus penalties in the amount of €1,950,115 (which equals 150% of the assessed withholding tax due), plus interest in the amount of €173.398 (which equals the interest computed up to November 30, 2010). The amount of withholding tax assessed as due for the year 2005 represents 2.5% of interest payments made by Wind Italy during that year, as Wind Italy had paid withholding tax at the rate of 10% (the rate provided by the Double Tax Treaty between Italy and Luxembourg) instead of at the rate of 12.5% (the ordinary rate provided by Italian law) because the minimum holding period required under the E.U. Exemption Regime had not yet passed. On January 25, 2011, Wind Italy filed with the Italian Tax Authority a request for mutual agreement (accertamento con adesione), and within ninety days from that date Wind Italy must decide whether to settle or appeal before a tax court the tax audit findings.

As of the date of this proxy statement, no tax assessments linked to the Tax Report have been issued for the years 2006, 2007 and 2008, which were also covered by the Tax Report. The Italian Tax Authority can notify such an assessment at any time up to December 31 of the fourth year following the year in which the relevant tax return is submitted. Consequently, assessments for the years 2006, 2007 and 2008 can be made until the end of the years 2011, 2012 and 2013, respectively. Were the Italian Tax Authority to confirm that the withholding tax on the relevant interest payments was due, Wind Italy would be required to pay withholding taxes and possible interest and penalties, unless it successfully contests the assessment before a tax court.

Should the Italian Tax Authority expand the scope of its investigation, or open a new investigation, and make findings similar to those in the Tax Report with respect to other tax years periods or interest payments on other intercompany loans, Wind Italy could become obligated to pay withholding tax on historical or future interest payments made with respect to such intercompany loans. Any requirement to make such past or future payments could have a material adverse effect on Wind Italy’s financial condition, cash flows and results of operations and make it more difficult for Wind Italy to service its debt as it comes due.

Italian CFC legislation has been extended to EU companies.

Art. 167 of Italian Presidential Decree No. 917/1986 of December 22, 1986 (“Decree No. 917”) provides for the rules of taxation of foreign companies (“CFC”) located in certain countries and territories with a privileged tax regime (as identified by Ministerial Decree of November 21, 2001, the “Black List”) that are directly or indirectly controlled by Italian resident individuals, companies and entities (“Italian CFC Legislation”). Under the Italian CFC Legislation, the income of the CFC (as re-calculated pursuant to the Italian tax rules regarding business income) is attributed to, at the end of the financial year of the CFC, the Italian resident controlling entity pro rata to the latter’s ownership in the CFC and separately taxed in Italy at a tax rate equal to the average tax rate of the Italian resident controlling entity, which in any case cannot be lower than 27%.

Following the amendments provided for by Law Decree No. 78 of July 1, 2009, enacted by Law No. 102 of August 3, 2009, the application of the Italian CFC Legislation has been extended also to CFCs that are located in non-Black Listed countries or territories, thus including CFCs located in EU Member States, provided that certain conditions are met. Such new rules apply starting from the financial year 2010. However, there is still significant uncertainty regarding the application of these new rules. Based on the above, some of the foreign companies, including Wind Italy group companies located within the EU, may fall within the scope of application of the new Italian CFC legislation.

The success of Wind Italy’s mobile operations depends on its ability to attract and retain mobile subscribers. If Wind Italy is unable to successfully manage its subscriber turnover or otherwise lose mobile subscribers, Wind Italy may face increased subscriber acquisition and retention costs and reduced revenues or lower cash flows.

The mobile telecommunications market in Italy has expanded rapidly in recent years and this expansion has driven the rapid growth in Wind Italy’s mobile telecommunications business. However, as a result of this expansion, the voice services segment of the mobile telecommunications market in Italy is approaching saturation. The degree to which the Italian mobile telecommunications market will continue to expand is uncertain and will depend on numerous factors, many of which are beyond Wind Italy’s control. Such factors include, among others, the business strategies and capabilities of Wind Italy’s competitors, prevailing market conditions, the development of new and/or alternate technologies for mobile telecommunications products and services and the effect of applicable regulations.

Wind Italy’s ability to attract new subscribers or to grow its ARPU from existing subscribers despite market saturation and the increased competition that has resulted from this market saturation will depend in large part upon its ability to stimulate and increase subscriber usage, convince subscribers to switch from competing mobile operators to its services and its ability to minimize rates of subscriber turnover, referred to in the industry as customer “churn”. Churn is a measure of customers who stop purchasing Wind Italy’s services, leading to reduced revenues. A pre-paid mobile subscriber is deemed to have churned if he/she has not recharged his/her mobile credit in the last twelve months, has requested to have his/her SIM card deactivated, has requested and obtained through mobile number portability a switch to another telecommunications operator the occurrence of a fraud event (e.g., traffic anomalies or activation through false client identification). A post-paid mobile subscriber is deemed to have churned when he/she requests that his/her SIM card is deactivated or due to payment default or has requested and obtained through mobile number portability a switch to another telecommunications operator or a fraud event has occurred. Consistent with the Italian market generally, the majority of Wind Italy’s mobile subscribers are pre-paid, which contributes to churn, as subscribers are not contractually bound in the long-term to use Wind Italy’s services and are free to move to other operators with more attractive pricing or other advantages. If Wind Italy fails to reduce or maintain its rates of churn, or competing mobile operators improve their ability to retain subscribers and thereby lower their churn levels, Wind Italy’s cost of retaining and acquiring new subscribers could increase, which could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Further, Wind Italy’s ability to attract new subscribers (and attract more high-value subscribers) may also be negatively affected by the slowdown in the Italian economy and the economy of Europe as a whole. See “ — Wind Italy’s business, financial condition, results of operations and liquidity may be adversely affected by the current unfavorable global economic conditions”.

Market demand for UMTS- and HSDPA-based services, including mobile Internet, in Italy may not increase, limiting Wind Italy’s ability to recoup the cost of its investment in its UMTS license and network and its HSDPA technology, respectively, which could adversely affect Wind Italy’s business, financial condition and results of operations.

Wind Italy’s UMTS license, which is valid until 2029, cost an aggregate of € 2,427 million. In June 2009, WIND was awarded an additional 5MHz block of UMTS spectrum for the assignment of rights of use for the frequencies in the 2100 MHz band for approximately €89 million which rights were assigned by the Italian Ministry of Economic Development in September 2009. Wind Italy plans to make substantial investments in its UMTS network during the next several years. In addition, Wind Italy began offering mobile Internet services (based on HSDPA technology) at the end of 2007. Currently, WIND has expanded its HSDPA at 7.2 Mbps in all UMTS covered cities and WIND plans to extend its coverage in the near term, which will require substantial investments.

Wind Italy’s ability to recoup its UMTS-related expenditures will depend largely upon continued and increasing customer demand for UMTS-based services. Although there have been signs of widespread demand for UMTS services in the last three years, the size of the market is still unknown and may fall short of industry expectations and UMTS technology may not prove more attractive to subscribers than other existing technologies and services. If UMTS-based mobile services do not, or are slower than anticipated to, gain sufficiently broad commercial acceptance in Italy, or if Wind Italy derives a smaller percentage of its total revenues than expected from its UMTS-related services, Wind Italy may not be able to recoup its investment in its UMTS license and network or profit from such investment, which could have a material adverse effect on Wind Italy’s business, financial condition and results of operations. Furthermore, if third-party application service providers fail or are slow to develop services for UMTS-based mobile services, or if Wind Italy cannot obtain reasonably priced UMTS handsets, technologically proven network equipment or software with sufficient functionality or speed, Wind Italy’s ability to generate revenues from its UMTS network may also be adversely affected, which in turn could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

In addition, Wind Italy’s ability to recoup HSDPA-related expenditures will depend largely upon implementing a competitive pricing strategy that appeals to consumers while recouping an investment in HSDPA technology. Further, the recent economic slowdown and contraction in consumer spending in Europe could affect demand for other services such as mobile Internet. If subscribers use mobile Internet services offered by Wind Italy’s competitors, reduce their usage of mobile Internet services offered by Wind Italy, or cease to use mobile Internet at all, Wind Italy may not be able to profit from its build-out of HSDPA coverage at the levels it anticipate, or at all, which, in turn, could have a material adverse effect on Wind Italy’s business, financial condition or results of operations.

Wind Italy depends on third party telecommunications providers over which it has no direct control for the provision of certain of its services.

Wind Italy’s ability to provide high quality mobile and fixed-line telecommunications services depends on its ability to interconnect with the telecommunications networks and services of other mobile and fixed-line operators, particularly those of Wind Italy’s competitors. Wind Italy also relies on third party operators for the provision of international roaming services for its mobile subscribers. While Wind Italy has interconnection and roaming agreements in place with other operators, it does not have direct control over the quality of their networks and the interconnections and roaming services they provide. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnections or roaming services to Wind Italy on a consistent basis, could result in a loss of subscribers or a decrease in voice traffic for Wind Italy, which would reduce Wind Italy’s revenues and adversely affect Wind Italy’s business, financial condition and results of operations.

The Italian fixed-line market is experiencing an ongoing trend of migration from narrowband to broadband access; if Wind Italy fails to successfully implement its strategy to convert its narrowband subscribers to its broadband service and to gain new broadband subscribers, Wind Italy’s business could be adversely affected.

Broadband access increasingly comprises a larger share of the Italian Internet market, while narrowband usage is declining significantly. Currently, the majority of Wind Italy’s Internet subscribers utilize broadband to access the Internet. Wind Italy’s ability to migrate its existing narrowband subscribers to its broadband services as well as to gain new broadband subscribers may be adversely affected if:

•	broadband usage in Italy does not continue to grow as currently expected;

•	competition increases, for reasons such as the entry of new competitors, technological developments introducing new platforms for Internet access and/or Internet distribution or the provision by other operators of broadband connections superior or at more attractive terms to that which Wind Italy can offer; or

•	Wind Italy experiences any network interruptions or problems related to its network infrastructure.

Historically, subscribers who purchased Wind Italy’s narrowband services have sometimes churned to other operators when upgrading to broadband services. If Wind Italy is unable to convert its existing narrowband subscribers to its broadband services, fails to gain new broadband subscribers, or gains new broadband subscribers at a slower rate than anticipated, Wind Italy’s Internet services business and results of operations may be adversely affected. Moreover Wind Italy may not be able to offset in whole or in part decreases in the number of subscribers using Wind Italy’s narrowband services with increases in the number of subscribers using Wind Italy’s broadband services.

The telecommunications industry is significantly affected by rapid technological change, and Wind Italy may not be able to effectively anticipate or react to these changes.

The telecommunications industry is characterized by rapidly changing technology and related changes in customer demand for new products and services at competitive prices. Technological developments are also shortening product life cycles and facilitating convergence of various segments in the telecommunications industry. Technological change and the emergence of alternative technologies for the provision of telecommunications services that are technologically superior, cheaper or otherwise more attractive than those that Wind Italy provides may render its services less profitable, less viable or obsolete. At the time Wind Italy selects and advances one technology over another, it may not be possible to accurately predict which technology may prove to be the most economical, efficient or capable of attracting subscribers or stimulating usage and Wind Italy may develop or implement a technology that does not achieve widespread commercial success or that is not compatible with other newly developed technologies. Wind Italy’s competitors or new market entrants may introduce new or technologically superior mobile and fixed-line services before Wind Italy does. In addition, Wind Italy may not receive the necessary licenses to provide services based on these new technologies in Italy, or may be negatively impacted by unfavorable regulation regarding the usage of these technologies. If Wind Italy is unable to effectively anticipate or react to technological changes in the telecommunications market or to otherwise compete effectively, Wind Italy could lose subscribers, fail to attract new subscribers or incur substantial costs in order to maintain its subscriber base, all of which could have a material adverse effect on Wind Italy’s business, financial conditions and results of operations.

Wind Italy’s business depends on continuously upgrading its existing networks.

Wind Italy must continue to upgrade its existing mobile and fixed-line networks in a timely manner in order to retain and expand its customer base in each of its markets and to successfully implement its strategy. Among other things, the needs of Wind Italy’s business could require it to:

•	upgrade the functionality of Wind Italy’s networks to allow for the increased customization of services;

•	increase its UMTS coverage in some of its markets;

•	expand and maintain customer service, network management and administrative systems; and

•	upgrade older systems and networks to adapt them to new technologies.

Many of these tasks, which could create additional financial strain on Wind Italy’s business and financial condition, are not entirely under Wind Italy’s control and may be affected by applicable regulation. If Wind Italy fails to execute them successfully, Wind Italy services and products may be less attractive to new customers and Wind Italy may lose existing customers to Wind Italy’s competitors, which could adversely affect Wind Italy’s business, financial condition and results of operations.

The commercial acceptance of WiMax in Italy could pose a competitive threat to Wind Italy.

In October 2007, the Italian government announced that operators could bid for 3.5 GHz radio frequencies (WiMax spectrum). The Italian government raised €136 million (representing a 176% increase on the starting bid of €49 million). However, many of the larger operators such as Wind Italy, Fastweb S.p.A. and Mediaset S.p.A withdrew from the tender.

The main winners of the auction were largely smaller operators such as ARIADSL S.p.A., which were awarded licenses in all the regions of Italy, and A.F.T. S.p.A. (provider of WiFi hotspots around Italy), which was awarded licenses in all regions of Italy. Multimedia group Retelit, through its subsidiary e-via S.p.A., was awarded licenses in central and northern Italy. Telecom Italia was awarded three licenses, in the central and southern regions of Italy, and the island of Sardinia.

Although WiMax, which is a fixed wireless technology, has not reached a commercially viable scale yet, it is possible that it could emerge as an alternative and potentially dominant access technology for the provision of broadband access. Currently, fixed-line (i.e., fixed wireline) broadband is the dominant access technology in Italy, although Wind Italy, along with other operators, offer mobile Internet services. If WiMax emerges as a fully mobile technology and challenges the current fixed and mobile access technologies in the broadband market, the business of operators who have chosen not to invest in WiMax technology/spectrum may be materially adversely affected.

Wind Italy’s licenses and permits to provide mobile services have finite terms, and any inability to renew any of these licenses and permits upon termination, or any inability to obtain new licenses and permits for new technologies, could adversely affect Wind Italy’s business.

Wind Italy is licensed to provide mobile telecommunications services in Italy. Wind Italy’s license to operate its GSM/GPRS network expires in 2018, while its UMTS license expires in 2029. However, the terms of Wind Italy’s licenses and frequency allocations are subject to ongoing review by Italy’s Communications Authority (Autoritá per le Garanzie nelle Comunicazioni) (“AGCOM”) and by the Italian Ministry of Economic Development — Department of Communications (the Authority in charge of the issuance of the licenses) and, in some cases, are subject to modification or early termination. Upon termination, the licenses may revert to the local government, in some cases without any or adequate compensation being paid to Wind Italy. If the technology that is the subject of one of these licenses continues to be important for the provision of mobile telecommunications services, Wind Italy expects that it would seek to renew the license upon expiration. There can be no assurance, however, that any application for the renewal of one or more of these licenses upon expiration of their respective terms will be successful or would be renewed on equivalent or satisfactory terms. In addition, Wind Italy may not be successful in obtaining new licenses for the provision of mobile services using new technologies that may be developed in the future and will likely face competition for any such licenses. In the event that Wind Italy is unable to renew a license or obtain a new license for any technology that is important for the provision of its service offerings, Wind Italy could be forced to discontinue its use of that technology or Wind Italy may be unable to use an important new technology, and Wind Italy’s business could be materially adversely affected.

Wind Italy’s mobile network was supported by approximately 11,953 base station transmission systems, or “BTS,” and 6,495 UMTS Node B’s as of September 30, 2010. In the authorization procedure for the installation of specific infrastructures, networks and plants are also involved the competences of public authorities granted with specific administrative powers at a local level, such as the Municipalities. Therefore, in addition to the rules provided for at a national level, specific minor prescriptions relevant for the infrastructure networks may be provided at a local level. Given the multitude of regulations that govern such equipment and the various permits required to operate Wind Italy’s BTS, Wind Italy cannot be certain that its right to use a portion of its transmission system will not be challenged. The loss of the right to use a material number of base station transmission systems or any strategically located base station transmission system that cannot be easily replaced could have a disruptive effect on Wind Italy’s transmission to certain areas which could materially, adversely affect its business.

Wind Italy depends on third parties to market, sell and provide a significant portion of its mobile and fixed-line products and services. If Wind Italy fails to maintain or further develop its distribution and customer care channels, its ability to sustain and further grow its subscriber base could be materially adversely affected.

Most of Wind Italy’s mobile products and services are sold to customers through retail channels. Wind Italy owns 158 Wind Italy-owned stores and sells its products and services through approximately 391 exclusive franchises over which it exercises a significant degree of control. The remainder of Wind Italy’s mobile products and services are sold through third-party distributors, retail outlets or sales agencies, most of which also distribute or sell products of Wind Italy’s competitors. The sales agencies Wind Italy relies on attract customers through points of sale placed in malls and fairs. Most of Wind Italy’s fixed-line products and services (including customer care) are sold to customers through Wind Italy’s call centers, both through out-bound telephone sales and in-bound calls to Wind Italy’s call center. The distributors, retailers and sales agencies that Wind Italy relies upon to distribute and sell its products are not under its control and may stop distributing or selling its products at any time. Should this occur with particularly important distributors, retailers or agencies, Wind Italy may face difficulty in finding new distributors, retailers or sales agencies that can generate the same level of revenues. In addition, distributors, retailers and sales agencies that also distribute or sell competing products and services may more actively promote the products and services of Wind Italy’s competitors than Wind Italy’s products and services. In addition, some of Wind Italy’s call centers, including its call centers for corporate subscribers, are outsourced to third parties with whom Wind Italy has contracts. If these contracts were terminated, Wind Italy would have to find replacement services elsewhere, and the quality of such replacements could be diminished.

Wind Italy distribution channels may require significant capital expenditures. If the Transaction is consummated and Wind Italy’s Libero Internet portal is spun off (as part of the Wind Italy Spin-Off Assets), Wind Italy may not be able to continue to utilize the Libero portal. Wind Italy may need to establish alternative distribution channels for its broadband services, which may result in significant costs and/or may not be successful. If Wind Italy fails to maintain or expand its direct and indirect distribution presence, its ability to retain or further grow its market share in the Italian mobile and fixed-line telecommunications markets, including the Internet market, could be adversely affected, which in turn could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Wind Italy is subject to extensive regulation and has recently been, and may in the future, be adversely affected by regulatory measures applicable to it.

Mobile, Internet, fixed-line voice and data operations are all subject to extensive regulatory requirements in Italy. AGCOM and the Italian Ministry of Economic Development together regulate the Italian telecommunications market pursuant to a regulatory framework that was adopted by the European Commission in 2002 and implemented in Italy through the adoption of the Electronic Communications Code (the “Electronic Communications Code”). The Electronic Communications Code requires AGCOM to identify operators with “significant market power” (i.e., operators which, individually or jointly, enjoy a position equivalent to dominance) based on a market analysis in retail and wholesale markets and to impose ex ante regulations to protect competition in these markets. The transposition into Italian law of EU Directives 2009/136/EC and 2009/140/EC, which were published in late 2009, is ongoing and is yet to be concluded and involves a review of the regulatory framework by the European Commission.

In accordance with the regulatory framework, as at September, 30 2010, AGCOM had substantially completed its second round of market analysis. As a result, AGCOM designated Telecom Italia as an operator with “significant market power” in all of the markets listed in EU Recommendations (2007/879/EC) and thus potentially subject to ex ante regulation which may impose a number of constraints on it, including, among others, price controls and non-discrimination obligations for the provision of all regulated access products included in wholesale markets.

As part of AGCOM’s market analysis, the only two relevant markets where operators other than Telecom Italia were found to hold a “significant market power” were the wholesale termination of voice calls on individual mobile networks (mobile termination market) and wholesale termination of voice calls on individual fixed-line network (fixed-line termination market), where WIND, as well as other network operators, were found to hold a “significant market power.” As an ex ante regulatory measure, AGCOM, adopted a “glide-path” (a gradual decline in mobile termination rates and fixed-line termination rates) for each of these markets, such that as at July 2010 (in the case of fixed-line termination market) and July 2012 (in the case of mobile termination market); all termination rates will be the same for each operator. As for the regulation of fixed termination prices for all market players (including WIND) beyond 2010, AGCOM will decide prices for 2011 based on the legacy cost accounting methodologies adopted so far (formal proceeding started during November 2010 to be concluded during the first half of 2011), while from 2012 onwards tariffs will be set for all market players according to the results of a still to be developed theoretical cost model.

With respect to the “glide path” for mobile termination rates, there is a risk that this may be reviewed before its completion, which could result in the enforcement of lower maximum termination rates than anticipated, according to EU requests and regulatory trends following the guidance provided on such issues by an EU Recommendation (2009/396/EC) published in May 2009. The financial impact of the gradual decrease in mobile termination rates on Wind Italy’s business, financial condition and results of operations will depend on the combination of a number of factors, which include the volume of calls made by customers of other operators that terminate on Wind Italy’s mobile network (for which Wind Italy charges termination rates, which comprise its interconnection revenues) and volume of calls by Wind Italy customers that terminate on the network of other mobile network operators (for which Wind Italy is charged interconnection rates, which comprise its interconnection expenses), as well as on network traffic volume (for which Wind Italy neither receives interconnection revenues nor incurs interconnection costs).

In addition, Wind Italy depends on access to Telecom Italia’s facilities to install its LLU facilities, as well as on AGCOM to set reasonable wholesale (network) caps on the prices that Telecom Italia can charge other operators, including Wind Italy, for LLU access. As permitted by AGCOM, Telecom Italia recently decided to raise the rates it charges Wind Italy and other telecommunications operators for LLU access. If Telecom Italia fails to allow Wind Italy access to these facilities, or is slower than Wind Italy anticipates in allowing Wind Italy access, or if AGCOM sets wholesale (network) caps for LLU pricing at levels where Wind Italy cannot pass these increases onto its customers, Wind Italy’s ability to roll out additional direct access products and attract direct access customers may be adversely affected, which in turn could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

In 2007, the EU Regulation on roaming (2007/717/EC) (the “EU Roaming Regulation”) came into effect, which provides for a steady reduction in mobile voice and wholesale roaming charges for calls made to destinations within the EU and EEA. As of July 1, 2009, the European Commission’s proposal to extend the scope and duration of the EU Roaming Regulation came into effect, which, among other things, further reduces the caps applicable to roaming voice charges, while extending the glide path for roaming voice charges to 2012, and introduces a cap on the roaming charges that operators can charge for SMSs and mobile data services. With respect to EU mobile roaming services, the objective to align the roaming and national retail tariffs by 2015 was included in a communication from the European Commission to the European Parliament published in May 2010.

Furthermore, the AGCOM has taken a vigorous approach in its consumer protection activity, resulting in stricter regulation of the provision of electronic services by operators. The competition Authority (“AGCM”), who is entrusted of consumer protection enforcement as well, has showed a particular attention to the fairness of the offers made by the electronic services operators. This might affect Wind Italy’s ability to address customers with aggressive commercial offers and expose it to fines in case of failure to comply with the consumer protection regulation. In addition, infringement decisions issued by the mentioned authorities can be used as a base for class actions suits (see below).

Wind Italy is unable to predict the impact of any adopted, proposed or potential changes in the regulatory environment in which Wind Italy operates, which is subject to continuous review by AGCOM. Further changes in the EU regulatory framework, or in laws, regulation or government policy or further activities of AGCOM could adversely affect Wind Italy’s business and competitiveness. In particular, Wind Italy’s ability to compete effectively in its existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which it is subject, or extend such restrictions and obligations to new services and markets, or otherwise withdraw or adopt regulations, including in respect of interconnection, access or other tariffs charged by Telecom Italia relating to services provided by it to Wind Italy or to customers of Telecom Italia, which may impact Wind Italy’s business, financial condition and results of operations. In addition, decisions by regulators regarding the granting, amendment or renewal of licenses, to Wind Italy or to third parties, could materially adversely affect Wind Italy’s business, financial condition and results of operations.

The LLU model underlying Wind Italy’s direct fixed-line business may be negatively affected by the roll-out of new technologies by Telecom Italia, including its “next-generation network”.

Telecom Italia has recently announced a plan to introduce a progressive roll out of a “next generation network,” a superior architectural telecommunications technology using fiber optic cables delivering a speed of up to 100MB. The “next generation network,” if introduced, would replace Telecom Italia’s legacy copper network with fiber. Although there is uncertainty around Telecom Italia’s strategy for implementing the roll-out of such next generation network, including the timing, and despite the fact that much will depend on the political and legislative framework as well as the regulatory infrastructure for such next-generation network in Italy, it is possible that as Telecom Italia upgrades its network, the local exchanges Wind Italy uses to provide LLU services could be closed over time. As a result, Wind Italy may be forced to co-locate at a different location where the cost of unbundling is likely to be more expensive and space for co-location is likely to be more limited, or adopt a different approach to its business or build its own fiber network at a material cost, which could have a material adverse affect on Wind Italy’s business or results of operations.

Wind Italy may be subject to a deferral or to a limitation of the deduction of interest expenses in Italy.

For taxpayers like Wind Italy, Article 96 of Decree No. 917, as amended and restated, provides for the Italian regime of interest expenses deduction, aimed at rationalizing and simplifying the interest expenses deduction for Italian corporate income tax (“IRES”) purposes. Specifically, the rules allow for the full tax deductibility of interest expense incurred by a company in each fiscal year up to the amount of the interest income of the same fiscal year, as evidenced by the relevant annual financial statements. A further deduction of interest expense in excess of this amount is allowed up to a threshold of 30% of the EBITDA of a company (i.e., “risultato operativo lordo della gestione caratteristica,” or “ROL” calculated as the difference between (i) the value of production -item A of the profit and loss account scheme contained in Article 2425 of Italian Civil Code- and (ii) the costs of production -item B of the profit and loss accounts scheme contained in Article 2425 of Italian Civil Code-, excluding depreciation, amortization and financial leasing instalments relating to business assets) as recorded in such company’s profit net loss account. The new law provides that the amount of ROL (i) produced as from the third fiscal year following the fiscal year 2007 (i.e. 2010) and (ii) not used for the deduction of the amount of interest expense that exceeds interest income, can be carried forward, increasing the amount of ROL for the following fiscal years. Interest expense not deducted in a relevant fiscal year can be carried forward to the following fiscal years, provided that, in such fiscal years, the amount of interest expense that exceeds interest income is lower than 30% of ROL. Special rules apply to companies participating in the same tax group, allowing, to a certain extent and with certain limitations, to offset the excess interest expenses incurred by an Italian company in the tax group with 30% of ROL of other companies in the same tax group. Subject to certain limitation the 30% of the foreign controlled entities’ ROL may be used to offset any excess interest expenses of Italian companies participating to the tax group. Based on the above rules, Wind Italy may not be able to deduct all interest expenses borne by Wind Italy in each relevant fiscal year, even if Wind Italy would be able to carry forward over the following fiscal years the amounts that may not be deducted in a given fiscal year. Furthermore, any future changes in current Italian tax laws or in their interpretation and/or any future limitation on the use of the foreign controlled entities ROL may result an adverse impact on the deductibility of interest expenses for Wind Italy which, in turn, could adversely affect the Issuer’s and Wind Italy’s financial condition and results of operations.

Equipment and network systems failures could result in reduced user traffic and revenue, require unanticipated capital expenditures or harm Wind Italy’s reputation.

Wind Italy’s technological infrastructure (including Wind Italy’s network infrastructure for mobile telecommunications and fixed-line services, including Internet services) is vulnerable to damage or disruptions from numerous events, including fire, flood, windstorms or other natural disasters, power outages, terrorist acts, equipment or system failures, human errors or intentional wrongdoings, including breaches of Wind Italy’s network or information technology security. Unanticipated problems at Wind Italy’s facilities, network or system failures or hardware or software failures or computer viruses, or the occurrence of such unanticipated problems at the facilities, network or systems of third party- owned local and long distance networks on which Wind Italy relies for the provision of interconnection and roaming services could result in reduced user traffic and revenue as a result of subscriber dissatisfaction with poor performance and reliability, result in regulatory penalties or require unanticipated capital expenditures. The occurrence of network or system failure could also harm Wind Italy’s reputation or impair Wind Italy’s ability to retain current subscribers or attract new subscribers, which could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

If Wind Italy is unable to maintain its relationships with its equipment and telecommunications providers, or enter into new relationships, Wind Italy’s business will be adversely affected.

Wind Italy has relationships with a number of key vendors for mobile and fixed-line network equipment, software, UMTS and for the provision of content. Wind Italy’s ability to grow its subscriber base depends in part on its ability to source adequate supplies of network equipment, mobile handsets, software and content in a timely manner.

Suppliers of network equipment have limited resources which may impact the rapidity of Wind Italy’s network expansion. In addition, suppliers of handsets are at times subject to supply constraints, for example during the winter holiday season, during which there is often a shortage of components. Wind Italy does not have direct operational or financial control over its key suppliers and has limited influence with respect to the manner in which these key suppliers conduct their businesses. Wind Italy’s reliance on these suppliers exposes it to risks related to delays in the delivery of their services, and, from time to time, Wind Italy has experienced extensions of lead times or limited supplies due to capacity constraints and other supply-related factors.

Wind Italy’s suppliers may not continue to provide equipment and services to Wind Italy at attractive prices or Wind Italy may not be able to obtain such equipment and services in the future from these or other providers on the scale and within the time frames Wind Italy requires, if at all. If Wind Italy’s key suppliers are unable to provide Wind Italy with adequate equipment and supplies, or provide them in a timely manner, Wind Italy’s ability to attract subscribers or offer attractive product offerings could be negatively affected, which in turn could materially adversely affect Wind Italy’s business, financial condition and results of operations.

Wind Italy may not be able to attract and retain key personnel.

Wind Italy’s success and growth strategy depend in large part on its ability to attract and retain key management, marketing, finance and operating personnel. There can be no assurance that Wind Italy will continue to attract or retain the qualified personnel needed for its business. Competition for qualified senior managers in Wind Italy’s industry is intense and there is limited availability of persons with the requisite knowledge of the telecommunications industry and relevant experience in Italy. Wind Italy’s failure to recruit and retain key personnel or qualified employees could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Actual or perceived health risks or other problems relating to mobile telecommunications transmission equipment and devices could lead to decreased mobile communications usage, litigation or stricter regulation.

Various reports have alleged that there may be health risks associated with the effects of electromagnetic signals from antenna sites and from mobile handsets and other mobile telecommunications devices. It cannot be assured that further medical research and studies will not establish a link between electromagnetic signals or radio frequency emissions and these health concerns. The actual or perceived risk of mobile telecommunications devices, press reports about risks or consumer litigation relating to such risks could adversely affect the size or growth rate of Wind Italy’s subscriber base and result in decreased mobile usage or increased litigation costs. As are the other telecommunications operators in Italy, Wind Italy is currently party to a number of pending civil suits in which plaintiffs are claiming damages of an indeterminate amount based on alleged exposure to electromagnetic radiation based on Wind Italy’s technology. In addition, these health concerns may cause the EU and Italian authorities to impose stricter regulations on the construction of BTSs or other telecommunications network infrastructure, which may hinder the completion or increase the cost of network deployment and the commercial availability of new services. If actual or perceived health risks were to result in decreased mobile usage, consumer litigation or stricter regulation, Wind Italy’s business, financial condition and results of operations could be materially adversely affected.

Claims of third parties that Wind Italy infringe their intellectual property could significantly harm Wind Italy’s financial condition, and defending intellectual property claims may be expensive and could divert valuable company resources.

Wind Italy operates in an industry characterized by frequent disputes over intellectual property. As the number of convergent product offerings and overlapping product functions increase, the possibility of intellectual property infringement claims against Wind Italy may increase. Any such claims or lawsuits could be expensive and time consuming to defend, could cause Wind Italy to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require Wind Italy to develop non-infringing products or services, if feasible, which could divert the attention and resources of technical and management personnel. In addition, Wind Italy cannot assure you that Wind Italy would prevail in any litigation related to infringement claims against Wind Italy. A successful claim of infringement against Wind Italy could result in its being required to pay significant damages, cease the development or sale of certain products and services that incorporate the challenged intellectual property, obtain licenses from the holders of such intellectual property which may not be available on commercially reasonable terms, or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could materially adversely affect Wind Italy’s business, financial condition and results of operations.

Moreover, although Wind Italy does not own any patents that Wind Italy considers material for its business, Wind Italy considers certain of its registered trademarks and trade names, including “Wind Italy,” “Infostrada” and “Libero,” to be material to its business. Wind Italy has pledged these trade names and certain of its other intellectual property rights which Wind Italy considers material to its senior lenders to secure certain credit facilities. If the security interests that Wind Italy has granted in respect of its intellectual property were enforced, Wind Italy could lose its rights to this intellectual property.

Wind Italy is continuously involved in disputes and legal proceedings, including disputes and legal proceedings relating to the regulatory and competition authorities, competitors and other parties, which, when concluded, could have a material adverse effect on its business, financial condition and results of operations.

Wind Italy is subject to numerous risks relating to the legal, civil, tax, regulatory and competition proceedings to which it is a party or in which it is otherwise involved or which could develop in the future, and certain of these proceedings (or proceedings in which it may become involved), if adversely resolved, could have a material adverse effect on its business, financial condition or results of operations. Furthermore, Wind Italy’s involvement in legal, regulatory and competition proceedings may harm its reputation. Wind Italy cannot assure you what the ultimate outcome of any particular legal proceeding will be.

The implementation of laws in Italy that would allow for “class action” lawsuits could materially increase the number of claims against Wind Italy and the related amount of damages sought.

With the aim of protecting consumers’ rights, finance law (“Legge Finanziaria”) no. 244 of December 24, 2007, as subsequently amended, introduced to the Italian legal system a new type of legal remedy entitled “azione di classe” or “class action”, inserting article 140-bis into legislative decree no. 206 of June 9, 2005 (the Consumer Code). A class action may be brought to claim damages or refunds on the basis of allegations of:

•	violations of the “contractual rights” of consumers or users who are in an “identical situation” vis-à-vis a business enterprise, including rights arising from standard terms and conditions found in contractual forms as per articles 1341 and 1342 of the Italian Civil Code (which may include form agreements such as those Wind Italy enters into with its subscribers);

•	violations of “identical rights” of final consumers of a certain product vis-à-vis its manufacturer (regardless of whether there is a contractual relation); or

•	violations of “identical rights” of consumers or users involving compensation for unfair commercial practices or anti-competitive conduct.

A class action may be brought by any consumer or user, either directly or through an association or committee acting on his behalf.

The class action law took effect on January 1, 2010, but it is only available for claims relating to “unlawful events” that occurred after August 15, 2009. To date, there have been very few actions filed on the basis of the new law; none of these actions were filed against Wind Italy. This new law could increase the number of claims and the amount of monetary relief sought, and could increase the potential liability to which Wind Italy is exposed, which, in turn, could materially adversely affect Wind Italy’s business, financial condition and results of operations.

To the extent that Wind Italy experiences labor disputes or work stoppages, its business could be materially adversely affected.

The Italian constitution provides that all employees of Italian companies have the right to set up and join trade unions and to carry on union activities, including appointing workers’ representatives to negotiate with their employer. The right to go on strike is provided for under Italian law. Wind Italy’s employees have gone on strike in the past and, despite any agreements that Wind Italy may have with unions, Wind Italy cannot guarantee that its employees will not go on strike in the future. Any work stoppages resulting from employee strikes could hinder Wind Italy’s ability to provide its standard level of customer service. In addition, Wind Italy has been in the past and is currently party to labor disputes with certain of its employees on an individual basis. While Wind Italy believes that none of these disputes are material individually, there can be no assurance that these claims or future claims by employees will not have a material adverse effect on its business, financial condition or results of operations.

Wind Italy, along with the other companies engaged in the telecommunications services business, from time to time negotiates with the relevant unions the renewal of the collective labor agreements. Should the union make requests during the course of negotiations with Wind Italy that Wind Italy refuses to accept, there is a risk that the union could call on its members to strike to force Wind Italy to give in to the union’s demands, which could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Anticipated synergies from Wind Italy’s membership in the Wind Telecom group may not materialize.

Wind Italy and OTH are Wind Telecom group companies. As a Wind Telecom group company, Wind Italy hopes to benefit from a number of investment savings and management efficiencies. For example, Wind Italy believes that by combining its purchasing power with that of OTH in the procurement of network equipment and software, Wind Italy may be able to increase its negotiating leverage with its suppliers and attain improved unit prices and service levels. However, the investment savings and managerial efficiencies are based on a number of assumptions and judgments that are subject to a wide variety of business, economic and competitive risks and uncertainties and present the expected course of action and the expected future financial impact on Wind Italy’s performance of Wind Italy’s membership in the Wind Telecom group, which may differ materially from the actual investment savings and managerial efficiencies realized. There can be no assurances that Wind Italy will be able to successfully implement the strategic and operational initiatives, including, among others, the increase in its purchasing power vis-à-vis its suppliers. In addition, there can be no assurance that these synergies will continue following the Transaction. An inability to realize the full extent of anticipated benefits of Wind Italy’s membership in the Wind Telecom group could have a material adverse effect on Wind Italy’s business, financial condition and results of operations.

Risks Relating to OTH’s Business

OTH has recently obtained waivers under its US$2.5 billion credit facility

As a result of tax claims by the Algerian government in respect of the years 2004, 2005, 2006 and 2007 (the “Tax Claims”), on November 26, 2009, OTH asked the lenders under its US$2.5 billion credit facility (the “Senior Credit Agreement”) to waive until January 26, 2010 a certain tax representation in the Senior Credit Agreement, specifically that “No claims or investigations by any Tax authority are being or are reasonably likely to be made or conducted against it which are reasonably likely to result in a liability of or claim against any member of the Group to pay any material amount of, or in respect of Tax” and to waive any event of default which may arise to the extent that OTH would be required to repeat the representation prior to obtaining the waiver. On December 15, 2009 the majority lenders approved this request.

On January 21, 2010 OTH obtained consent of a majority of its senior secured lenders under its US$2.5 billion credit facility to: (1) permanently waive the Tax Claims from the above tax representation; (2) confirm that for the purposes of the Senior Credit Agreement, Globalive Investments Holding Corp will be treated as a “group” company, and (3) to confirm that the guarantee OTH had issued in connection with banglalink’s financing facilities (as well as similar guarantees) should not be included in calculating its unconsolidated secured net borrowings covenant under the Senior Credit Agreement.

In January 2011 OTH obtained waivers from its senior secured lenders in connection with the Senior Credit Agreement, the US$230,013,000 notes issued by Orascom Telecom Oscar S.A.E. and certain guarantees given by it to secure the payment obligations of Orascom Telecom Bangladesh Limited. The waivers granted relief in respect of a number of representations, warranties and covenants insofar as these were affected by tax claims by the Algerian government in respect of the years 2004, 2005, 2006 and 2007, and were granted following the application of part of the proceeds of the sale of Orascom Telecom Tunisie to partially pay down the underlying credit facilities. For more information, see “The Refinancing Plan — Consents and Waivers Obtained by Wind Telecom Entities and OTH — Consents of Holders of OTH Debt”.

It is possible that these waivers may not be sufficient and that further waivers might be needed by the Company if circumstances change.

OTH is currently subject to tax claims by the Algerian tax authority with respect to payment of certain taxes, the outcome of which is uncertain.

OTH is currently subject to tax claims by the Algerian tax authority with respect to payment of taxes during its taxation period between 2002 and 2009, the outcome of which is uncertain.

Claims in relation to the period from July 2002 and ending in August 2007:

In 2002, when OTA signed its investment agreement with the Algerian Investment Promotion Organization in connection with its GSM license, OTA was granted favorable tax treatment for a period of five years starting in July 2002 and ending in August 2007. OTA has been charged by the Algerian Directions des Grandes Entreprises (Tax Department for Large-Scale Companies or “DEG”) with a final tax reassessment for 2004 and has been ordered to pay an amount equal to US$54 million. While a tax claim remains outstanding, OTA is unable by law to repatriate dividends to foreign investors, including the Orascom Telecom. With respect to the 2004 tax assessment, OTA filed a claim against the DGE and paid a deposit equal to 100% of the reassessed amount for 2004, in order to obtain a payment deferment (in accordance with Article 74 of the Tax Procedure Code) and allow OTA to repatriate 50% of OTA’s 2008 dividend to foreign investors.

In November 2009, OTA received a further final tax reassessment for the years 2005 through 2007 from the DGE ordering it to pay an amount equal to US$596.6 million. The DGE has alleged that (i) OTA did not keep proper manual accounts during these years notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors and its local statutory auditors, which accounts for 78% of the tax claim, and (ii) OTA failed to deduct certain expenses such as management and bad debt expenses and therefore understated the taxable income.

In Algeria the tax authorities are able to raise additional tax assessments for four years after the end of the relevant tax period. However, once a preliminary tax claim is received by a company the four year statute of limitation is tolled. OTA has received the final tax assessment for the years 2004, 2005, 2006 and 2007. OTA filed a tax claim objection (tax appeal) on the 2004 as well as 2005, 2006 and 2007 final tax assessments.

On March 7, 2010 OTA received a rejection on its submitted administrative appeal filed on December 27, 2009 against the notice of reassessment dated 16 November 2009 received from the DGE in respect of the tax years 2005, 2006 and 2007. OTA’s administrative appeal in relation to the 2004 tax reassessment has also been rejected.

Tax claims in relation to the 2008 and 2009 tax years:

On September 30, 2010, OTH announced that OTA has received a preliminary tax notification from the DGE in respect of the years 2008 and 2009, in which said department has re-assessed taxes alleged to be owed by OTA in the amount of approximately DZD 17 billion (approximately US$230 million), despite the fact that OTA has already paid the taxes due for these years.

The tax audit for these years was initiated in early 2010 following the tax filing for 2009. This reassessment was based primarily on the unfounded allegation that OTA did not keep proper accounts for the years 2008 and 2009 notwithstanding that OTA’s accounts were fully audited and approved by both OTA’s international auditors (“KPMG”), and its local statutory auditors.

OTA received a final tax notification from the DGE in respect of the years 2008 and 2009 in December 2010. Without prejudice to their rights under the Investment Agreement, applicable bilateral investment treaty and applicable laws, OTH and OTA intend to take all necessary legal steps to challenge said unfounded tax reassessment.

There can be no assurance that the Algerian tax authority will not make further tax assessments against OTA in the future or that OTA would be successful in appealing any current or future assessment. Depending on the final assessment, payment of the claimed amounts may have an adverse effect on OTH’s business, prospects, financial condition and results of operations and make it more difficult for it to service its debt as it becomes due.

In addition, the tax and other regulatory laws and regulations in Algeria are subject to change or interpretation by the local authorities, including changes or interpretations that may subject OTA to penalties, both monetary and statutory, which could adversely affect the conduct of its business.

OTH and its subsidiaries are continuously involved in disputes and legal proceedings, including disputes and legal proceedings relating to the regulatory and competition authorities, competitors and other parties, which, when concluded, could have a material adverse effect on its business, financial condition and results of operations.

OTH and its subsidiaries are subject to numerous risks relating to the legal, civil, tax, regulatory and competition proceedings to which it is a party or in which it is otherwise involved or which could develop in the future, and certain of these proceedings (or proceedings in which it may become involved), if adversely resolved, could have a material adverse effect on its business, financial condition or results of operations. Furthermore, OTH’s involvement in legal, regulatory and competition proceedings may harm its reputation. OTH cannot assure you what the ultimate outcome of any particular legal proceeding will be or that such outcome will not have a material adverse effect on its business, financial condition and results of operations.

OTH’s investments in Algeria are subject ongoing disputes and may be affected by changes in the law.

In addition to the disputes in relation to taxation described above, there are a number of ongoing disputes in Algeria that may have an impact on the business, operations and performance of OTA and OTH’s other subsidiaries in Algeria. OTH’s ability to repatriate profits from Algeria and to continue to own and control its operations in Algeria may be impacted. A number of laws have been enacted in Algeria which have an impact on OTA and OTH’s investments in Algeria, and there can be no assurance that there will not be further new laws and changes to existing laws that will have an impact on OTA and OTH.

On April 15, 2010, an injunction by the Bank of Algeria came into effect that restricts all Algerian banks from engaging in foreign banking transactions on behalf of OTA. OTA has challenged this injunction in the Algerian courts but the case is still pending. As a result of the injunction OTA faces difficulties in importing equipment from foreign suppliers and is prevented from transferring funds outside of Algeria. The Algerian authorities have alleged breaches of foreign exchange regulations which could result in significant fines being levied on OTA and a criminal investigation has been initiated by the Bank of Algeria. OTH’s subsidiaries’ networks have also been subjected to shutdowns allegedly on the basis of national security concerns and OTA has been banned from advertising on Algerian state television. In addition, OTA’s importation of goods has been frozen by Algerian customs authorities.

The 2009 Finance Act creates a preemptive right over foreign companies in favor of the Algerian State which could interfere with OTH’s ability to sell its direct and indirect shareholding in OTA. The 2009 Finance Act also creates new requirements for companies to reinvest profits in Algeria. Under the 2010 Supplemental Finance Act profitable companies will be subjected to windfall taxes in the range of 30% to 80%.

OTH is dependent upon payments from its subsidiaries to fund its liquidity needs, and its ability to receive funds from its subsidiaries is often dependent upon the consent of other participants who are not under its control.

OTH is a holding company that does not itself conduct any business operations. As a result, it relies upon dividends, management fees, and other payments from its subsidiaries and its affiliated companies to generate the funds necessary to meet its obligations. To date, OTH has principally funded its obligations with cash flows from dividend and management fee payments from its operations in Algeria, Pakistan and Egypt.

OTH’s subsidiaries and its affiliated companies are separate legal entities and are under no obligation, contractual or otherwise, to pay dividends. In addition, in many jurisdictions, the ability OTH’s subsidiaries to pay dividends to it is subject to consent by national regulators.

For example, during the pendency of the ongoing tax assessment by the DGE over OTA’s operations in Algeria, OTA is unable by law to repatriate certain dividends to foreign investors, including Orascom Telecom.

Generally, OTH’s subsidiaries and its affiliated companies are required to make certain payments to it under management services and technical assistance agreements. The ability of OTH’s subsidiaries and affiliated companies to make such payments to it will be subject to, among other things, the availability of profits or funds, the terms of each entity’s indebtedness, the terms of their license, the terms of their articles of association, the terms of their shareholder agreements and applicable laws, including foreign exchange controls, withholding tax issues, and other laws and approvals of the central bank of the relevant jurisdictions. The majority of its subsidiaries and affiliated companies have entered into financing facilities, many of which restrict the payment of dividends by such subsidiaries and restricted affiliated companies to OTH. In addition, from time to time, OTH could, at its option, forgo the payment of a dividend by a subsidiary to the extent that it determines that the retention of the proceeds at the subsidiary level of such amounts would be beneficial to it or the respective subsidiary, including with respect to covenant compliance.

OTH’s ability to exercise control over its subsidiaries and affiliated companies is, in some cases, dependent upon the consent and co-operation of other participants who are not under its control. Disagreements or terms in the agreements governing its subsidiaries and affiliated companies could adversely affect its business, prospects, financial condition and results of operations.

OTH currently has an interest in mobile network operations in 10 countries, including Algeria (OTA), Pakistan (Mobilink), Egypt (Mobinil), Bangladesh (banglalink), and North Korea (koryolink). The Egyptian and North Korean operations are intended to be spun-off following Closing pursuant to the Spin-Off Plan. See “The Spin-Off Plan” for more information. OTH has further operations in each of Zimbabwe (through Telecel Zimbabwe), Burundi, Central African Republic and Namibia (through its subsidiary Telecel Globe). Further, OTH has invested in an operation in Canada (through its affiliate, WIND Mobile) and manages the Alfa network in Lebanon (through an agreement with the government of Lebanon).

OTH’s participation of ownership in each of its subsidiaries and affiliated companies varies from market to market, and it does not always have a majority interest in its affiliates companies. Although the terms of OTH’s investments vary, its business, prospects, financial condition and results of operations may be materially and adversely affected if disagreements develop with its partners, which OTH has experienced in the past.

OTH’s ability to withdraw funds, including dividends, from its participation in, and to exercise management control over, subsidiaries and investments depends on the consent of its other partners in these subsidiaries. Further, failure to resolve any disputes with its partners in certain of its operating subsidiaries could restrict payments made by these operating subsidiaries to it and have an adverse effect on its business, prospects, financial condition and results of operations. In addition, agreements governing these arrangements contain, in some cases, change of control and similar provisions which, if triggered under certain circumstances could give other participants in these investments the ability to purchase OTH’s interests or enact other penalties.

OTH’s debt could have an adverse effect on its financial condition.

OTH have outstanding debt and significant debt service obligations. As of September 30, 2010, its total consolidated debt was US$4,907 million.

OTH’s level of indebtedness could have important negative consequences for it and for investors. For example, it could:

•	require it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase its vulnerability to adverse general economic or industry conditions;

•	limit OTH’s flexibility in planning for, or reacting to, changes in its business or the industry in which its operates;

•	limit its ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict it from making strategic acquisitions or exploiting business opportunities;

•	make it more difficult for it to satisfy its obligations with respect to its debt; and

•	place it at a competitive disadvantage compared to its competitors.

There can be no assurance that OTH’s business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable it to repay its existing credit facilities, to service its indebtedness or to fund its liquidity needs. If OTH is unable to meet its debt service obligations, it may attempt to restructure or refinance existing debt, sell certain of its assets or seek additional funding. However, it may not be able to do so on satisfactory terms, if at all. Failure to do so could have a material adverse effect on its business, prospects, financial condition and results of operations.

OTH is subject to restrictive debt covenants that may limit its ability to finance its future operations and capital needs and to pursue business opportunities and activities.

OTH is subject to the affirmative and negative covenants contained in its Senior Credit Agreement and other financing facilities and its Indenture (defined herein) in respect of the February 2007 Notes (defined herein) that limit its flexibility in operating its business. For example, these agreements restrict its ability to, among other things:

•	borrow money;

•	pay dividends or make other distributions;

•	create certain liens;

•	make certain asset dispositions;

•	make certain loans or investments;

•	issue or sell share capital of its subsidiaries;

•	issue certain guarantees;

•	enter into transactions with affiliates; and

•	merge, consolidate, or sell, lease or transfer all or substantially all of its assets.

There can be no assurance that the operating and financial restrictions and covenants in these agreements will not adversely affect OTH’s ability to finance its future operations or capital needs or engage in other business activities that may be in its interest or react to adverse market developments.

The Senior Credit Agreement and the indenture under which the OTH High Yield Notes are issued (the “Indenture”) also require it to maintain specified financial ratios and satisfy financial condition tests, which become more restrictive over time. OTH’s ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that they will meet them. A breach of any of those covenants, ratios, tests or restrictions could result in an event of default under its financing facilities which could then result in an event of default under the Indenture (under relevant cross-default provisions). Upon the occurrence of any event of default under its financing facilities, subject to applicable cure periods and other limitations on acceleration or enforcement, the relevant creditors could cancel the availability of the financing facilities and elect to declare all amounts outstanding under the relevant financing facility, together with accrued interest, immediately due and payable. In addition, OTH guarantees the obligations of certain of its subsidiaries and restricted affiliates under certain of their international financings and, if any subsidiary or restricted affiliate defaults under one of these financings, the relevant lender will have the right to enforce the relevant guarantee against OTH. In any default under OTH’s financing facilities (including any default under the aforementioned guarantees) could lead to an event of default and acceleration under other debt instruments (including guarantees) that contain cross default or cross acceleration provisions, which could have a material adverse effect on its business, results of operations, financial condition and prospects.

OTH may not be able to obtain additional financing, if necessary, to re-finance its existing debt when it matures or to fund its capital expenditure requirements and its acquisition strategy.

OTH cannot assure you that it will generate sufficient cash flows in the future to meet its capital expenditure needs, sustain its operations or meet its other capital requirements, including paying back its indebtedness when it becomes due.

OTH’s capital expenditure needs relate to the maintenance and expansion of its networks, operations and services and pursuing investment and acquisition opportunities for both its existing and potential new GSM and non-GSM businesses. In addition, its actual capital expenditure requirements may exceed the amounts currently estimated or the timing of its future capital requirements may differ materially from its current estimates due to various factors, many of which are beyond its control. Accordingly, OTH may be required to raise additional debt or equity financing in amounts that could be substantial. OTH’s ability to arrange external financing, and the cost of such financing, depends on numerous factors, including its future financial condition, general economic and capital markets conditions, interest rates, credit availability from banks or other lenders, restrictions and covenants contained in its existing financing agreements, investor confidence in its business, applicable provisions of tax and securities laws and political and economic conditions in any relevant jurisdiction. There can be no assurance OTH would be able to accomplish any of these measures on a timely basis or on commercially reasonable terms, if at all. Any reductions or delays in its capital expenditure program and its acquisition strategy could have an adverse effect on its business, prospects, financial condition and results of operations.

Certain of OTH’s subsidiaries and affiliated companies are subject to ongoing tax audits and investigations in the jurisdictions in which they operate.

The tax and other regulatory laws and regulations in the jurisdictions in which OTH operates are subject to change or interpretation by local authorities, including changes or interpretations that may subject it to penalties, both monetary and statutory, which could adversely affect the conduct of its business. OTH is subject to routine and non-routine tax audits in a number of countries in relation to current operations, for example, Algeria, and discontinued operations, for example, Jordan.

OTH operates in a competitive environment in each of its markets.

OTH operates in an increasingly competitive environment across its markets. Although new laws and regulatory initiatives may provide it with increased business opportunities by removing or substantially reducing certain barriers to competition, in so doing they also create a more competitive business environment and may encourage new entrants, which could affect its key operating items such as ARPU and churn rate.

OTH’s competitors fall into three broad categories: (i) international diversified telecommunications companies; (ii) state-owned and partly state-owned telecommunications companies; and (iii) local and regional companies. Many of its global competitors have substantially greater financial, personnel, technical, marketing and other resources. In a number of countries, its competitors are government-owned entities or major international or local business participants.

For example, in Algeria, one of OTH’s main competitors is the mobile subsidiary of state owned telecoms operator, Algérie Télécom. Although OTH has local partners and/or management in all of its operations, its local competitors (including the state-owned and partially state-owned competitors) may have greater locally available resources, may be more favored politically and by local regulators or may be preferred by customers.

The continuing trend toward business combinations and strategic alliances in the telecommunications industry may create increased competition. Competition may lead to a reduction in the rate at which OTH is able to add new customers and to a decrease in its market share as customers purchase telecommunications services, or other competing services, from other providers.

The competitive focus in certain of OTH’s markets such as Algeria and Egypt continues to shift from customer acquisition to customer retention as a result of increased penetration of the mobile telecommunications market. There can be no assurance that OTH will not continue to experience increases in customer churn rates in certain markets, reflecting increased numbers of customer deactivations, particularly as competition for existing customers intensifies. An increase in churn rates may result in lower revenue and higher costs resulting from the need to replace customers and may consequently have a material adverse effect on its profitability.

Increasing competition has also led, in certain markets, to reductions in the prices that OTH is able to charge for its services and may lead to further price declines in the future. In addition, it faces increasing competition in the markets in which it operates due to the entrance of new telecommunications services providers.

If OTH is not able to successfully compete in its markets, this could have a material adverse effect on its business, prospects, financial condition and results of operations.

OTH operates in the highly regulated telecommunications market. Changes in laws, regulations or governmental policy affecting its business activities could adversely affect its business, financial condition and results of operations.

Telecommunications businesses in each of its markets are subject to governmental regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Changes in laws, regulations or governmental policy affecting its business activities could adversely affect its business, prospects, financial condition and results of operations.

In many of the countries in which OTH operates, local regulators have significant latitude in the administration and interpretation of telecommunications licenses. In addition, the actions taken by these regulators in the administration and interpretation of these licenses may be influenced by local political and economic pressures. OTH cannot provide any assurance that governments or their regulatory bodies in the countries in which it operates will not issue telecommunications licenses to new operators whose services will compete with OTH. Decisions by regulators, including the amendment or revocation of any existing licenses, could adversely affect its business, prospects, financial condition and results of operations. Regulators and governmental authorities may make different interpretations of existing laws and regulations that could have a negative impact on OTH.

Finally, disagreements with regulatory and other authorities in the jurisdictions in which OTH operates or plans to operate can affect its business, prospects, financial condition and results of operations, including with respect to the level of control it asserts over its operating assets.

Bangladesh

In Bangladesh, in March 2009, the Bangladeshi Telecommunications Regulatory Commission (“BTRC”) issued and implemented a new directive relating to tariffs and sharing of interconnection revenue between the telecommunications operators which has had a negative impact on OTH’s subsidiary’s (banglalink) ability to increase its customer base and therefore adversely affected its revenues.

Algeria

In Algeria, the national regulator announced its intention to regulate the promotions that telecommunications carriers may offer, to require its consent to interconnection agreements, offers and tariffs and to require additional identity checks for subscribers. These new directions have had the effect of hampering market competition in Algeria, increasing tariff rates for subscribers and, with respect to the identity checks, causing subscribers to cancel their subscriptions. Algeria may impose new laws, rules or regulations that affect OTH’s business, prospects, financial condition or results of operations. For example Algeria has recently implemented new laws affecting sales by foreign investors of their shares in Algerian companies.

Zimbabwe

In Zimbabwe, following the introduction of laws with respect to home-ownership of companies, in August 2007, the Post and Telecommunications Regulatory Authority of Zimbabwe (“POTRAZ”) notified Telecel Zimbabwe that its license had been cancelled because of a failure to reduce foreign shareholding to 49%. Telecel Zimbabwe has requested a two year extension to reduce its holding to within the 49% threshold. OTH cannot assure you that it will be successful in obtaining a fair value transaction for the disposal of its current shares in excess of the 49% threshold or at all or that it will be successful in reinstating the license in Zimbabwe.

General

In addition, in certain countries, the expansion plans of existing mobile operations are likely to require additional spectrum to be allocated to such operations by the local authorities. There can be no assurance that such allocations will be made or, if made, that the terms and timing will be consistent with its business plans.

In certain jurisdictions, OTH’s recent acquisitions have been subject to local consents and approvals, such as the requirement to obtain a telecommunications license for newly acquired local operating companies. To the extent that OTH has been advised to do so, these local consents and approvals have thus far been successfully obtained. In other cases, OTH has been advised by local counsel that no consents and approvals are required. There can be no assurance that all material consent and approval have been obtained. Failure to obtain consents or approvals could result in the invalidation of share transfers, the loss of local operating licenses or the loss of other locally held legal or contractual rights. The fixed-line carriers that OTH relies on for interconnection are largely state-owned entities. Although its principal arrangements with fixed-line carriers are contractually specified in interconnection agreements and it believes that its relationships with fixed-line carriers are generally satisfactory, the deterioration or termination of these arrangements and relationships, or the inability to enter into new arrangements and relationships with one or more carriers, could have a material adverse effect upon its cost structure, service, quality and network coverage, and business, prospects, financial condition and results of operations.

Many of OTH’s subsidiaries hold leading market shares in their respective jurisdictions which may subject them to national competition regulations.

Many of OTH’s subsidiaries hold leading market shares in their respective jurisdictions. In three out of its four largest markets (Algeria, Pakistan, and Egypt), it is considered to be the market leader in terms of operations and number of subscribers. In the forth, Bangladesh, it acquired a marginal operator in 2004 which has now become the second-largest operator. Being designated a “significant market power” or “dominant operator” may subject certain of its subsidiaries to local restrictions such as asymmetric pricing for interconnection rates (with other leading operators charging lower rates), restrictions on pricing, limits on acquisitions or other controls as regulators seek to allow for greater competition within the market.

For example, since 2007, the Algerian Autorité de Régulation de la Poste et des Télécommunications (“ARPT”) has made several decisions declaring OTA a “dominant operator” and, as a result, OTA has been under pressure from ARPT to increase its retail tariffs and leave more room for its competitors. OTA has filed claims against such requests and has also filed a separate claim against ARPT in respect of its criteria for the approval of termination tariffs, however to date has been unsuccessful in respect of such claims. From July 2009, the ARPT introduced revised market termination tariffs, with OTA penalized more than its competitors as a result of being deemed a “dominant operator”.

In Pakistan, Mobilink was determined to have “significant market power” in August 2004 and, as a result has been subjected to increased regulation by the PTA. Mobilink is now required to seek the prior approval of the PTA before changing its tariffs or offering new packages to provide cost based interconnection services pursuant to the terms and conditions under which the Pakistan Telecommunications Company Limited will supply certain interconnection related services to the operator (“Reference Interconnection Offer”). The entry of new players (Warid, Telenor and Zong) into the market, has led to a sharp increase in competition. As such, in July 2009 the PTA issued a consultation paper for the redefining of the relevant markets and revising the SMP (defined herein) to take into account the new market conditions.

Finally, although the relevant decree has not yet been implemented, it is expected that Mobinil will also be classified by the Egyptian competition authority as an entity exercising “significant market power” within its market which may result in Mobinil being treated less favorably than other operators with a corresponding negative effect on its business, prospects, financial condition and results of operations in Egypt. OTH’s Egyptian operations are part of the OTH Spin-Off Assets that are intended to be transferred to Weather II following Closing. See “The Spin-Off Plan”.

Increased regulation could result in higher operational costs and decrease its ability to present attractive offers to OTH’s subscribers and potential subscribers which could adversely affect its business, financial condition and results of operations.

The legality of the ownership structure for operations in Canada is being challenged.

Under the Canadian Telecommunications Act, certain telecommunications companies operating in Canada must not be controlled by non-Canadians. OTH holds its interest in Globalive Wireless Management Corp. (“WIND Mobile”) and other Canadian telecommunications companies through Globalive Investment Holdings Corp.

(“Globalive Holdings”). OTH indirectly holds 65.08% of the outstanding shares of Globalive Holdings and 32.02% of voting rights.

Industry Canada, the Canadian governmental body responsible for awarding spectrum licenses, ruled that WIND Mobile was in compliance with Canadian ownership and control rules and granted WIND Mobile spectrum licenses on March 16, 2009.

On October 29, 2009, the Canadian Radio Television and Telecommunications Commission (“CRTC”), an independent regulatory body that regulates and supervises Canadian broadcasting and telecommunications systems, decided that WIND Mobile was not in compliance with Canadian ownership and control rules, and was therefore not eligible to operate as a telecommunications common carrier in Canada.

On December 11, 2009 the Government of Canada varied the decision of the CRTC by Order in Council, confirming that WIND Mobile met the Canadian ownership and control rules and clearing it to commence operations. Following this decision, WIND Mobile commenced commercial operations on December 16, 2009.

Shortly after, certain of WIND Mobile’s competitors filed an application challenging the decision of the Government of Canada, and on February 4, 2011, the Federal Court of Canada ruled (the “Federal Court Ruling”) that the Government of Canada’s decision contained two legal errors and should be quashed. The Federal Court Ruling is stayed for a period of 45 days from the date of the ruling. WIND Mobile currently intends to appeal the decision and to request an extension of the 45 day stay pending disposition of its appeal. In the event that WIND Mobile is unsuccessful in its appeal(s), and assuming that the Government of Canada does not render the Federal Court Ruling moot by changing the Canadian ownership and control rules or issuing a new or varied Order in Council, then the shareholders in WIND Mobile could be required to make changes to the ownership structure or financing arrangements in an effort to have the CRTC determine that WIND Mobile is compliant with those rules, which could have a material adverse affect on its business, prospects, financial condition and results of operations and/or could affect OTH’s interest in and/or revenue from WIND Mobile.

OTH’s telecommunications licenses, permits and frequency allocations are subject to finite terms, ongoing review and/or periodic renewal, each of which may result in modification or early termination. In addition, its inability to obtain new licenses and permits, in some cases for new technologies, could adversely affect its respective businesses.

The terms of OTH’s licenses, permits and frequency allocations are subject to finite terms, ongoing review and/or periodic renewal and, in some cases, are subject to modification or early termination or may require renewal with the applicable government authorities. For example, its banglalink license is due for renewal in November 2011. While OTH does not expect any of its subsidiaries or associated companies to be required to cease operations at the end of the term of their business arrangements or licenses, there can be no assurance that these business arrangements or licenses will be renewed on equivalent satisfactory terms, or at all. Upon termination, the licenses and assets of these companies may revert to the local governments or local telecommunications operators, in some cases without any or adequate compensation being paid.

OTH has in the past paid significant amounts for certain of its GSM and 3G telecommunications licenses, and the competition for granting these licenses is increasing as more competitors enter its markets. For this reason, OTH may have to pay increasingly substantial license fees in certain markets, as well as meet specified network build out requirements. There can be no assurance that it will be successful in obtaining or funding these licenses, or, if licenses are awarded, that they can be obtained on terms acceptable to it. In addition, if it obtains or renews further licenses, it may need to seek future funding through additional borrowings or equity offerings, and it cannot assure you that such funding will be obtained on satisfactory terms or at all, which could adversely affect its business, financial condition and results of operations.

OTH is exposed to certain risks in respect of the development, expansion and maintenance of its mobile telecommunications networks

OTH’s ability to increase its subscriber base depends upon the success of the expansion and management of its networks and upon its ability to obtain sufficient financing to facilitate these plans. The build-out of its networks is subject to risks and uncertainties which could delay the introduction of services in some areas and increase the cost of network construction, including obtaining sufficient financing. OTH is engaged in a number of network expansion and infrastructure projects. In connection with its network strategy, from time to time, OTH may establishing joint ventures with other carriers in its markets which may involve the sale of assets and may require funding from it. Network expansion and infrastructure projects, including those in its development pipeline, typically require substantial capital expenditure throughout the planning and construction phases and it may take months or years before it can obtain the necessary permits and approvals and the new sites become operational, during which time OTH is subject to a number of construction, financing, operating, regulatory and other risks beyond its control, including, but not limited to:

•	shortages of materials, equipment and labor;

•	an inability to make any necessary financing arrangements on favorable terms, if at all;

•	changes in demand for its services;

•	labor disputes and disputes with sub-contractors;

•	inadequate infrastructure, including as a result of failure by third parties to fulfill their obligations relating to the provision of utilities and transportation links that are necessary or desirable for the successful operation of a project;

•	failure to complete projects according to specifications;

•	adverse weather conditions and natural disasters;

•	accidents;

•	changes in local governmental priorities; and

•	an inability to obtain and maintain project development permission or requisite governmental licenses, permits or approvals.

The occurrence of one or more of these events may have a material adverse effect on OTH’s ability to complete its current or future network expansion projects on schedule or within budget, if at all, and may prevent it from achieving its targeted increases in its subscriber base, revenues, internal rates of return or capacity associated with such projects. There can be no assurance that OTH will be able to generate revenues from its expansion projects that meet its planned targets and objectives, or that they will be sufficient to cover the associated construction and development costs, which could have a material adverse effect on its business, prospects, financial condition, results of operations and prospects.

OTH is dependent on third party telecommunications providers over which it has no direct control for the provision of interconnection and roaming services.

OTH’s ability to provide high quality and commercially viable mobile telecommunications services depends, in some cases, on its ability to interconnect with the telecommunications networks and services of other local, domestic and international mobile and fixed-line operators. OTH also relies on other telecommunications operators for the provision of international roaming services for its subscribers. While it has interconnection and international roaming agreements in place with other telecommunications operators, it has no direct control over the quality of their networks and the interconnections and international roaming services they provide. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnections or roaming services to it on a consistent basis, could result in its loss of subscribers or a decrease in traffic, which could adversely affect its business, financial condition and results of operations.

Continued cooperation between OTH and its equipment and service providers is important to maintain its operations.

Once a manufacturer of telecommunications equipment has designed and installed its equipment within a system, the operator of the system will often be reliant on such manufacturer for continued service and supply.

OTH’s ability to grow its subscriber base depends in part on its ability to source adequate supplies of network equipment and on its ability to source adequate supplies of mobile handsets, software and content on a timely basis. For example, it has made substantial equipment purchases from and entered into vendor financing arrangements with Nokia Siemens Networks, Alcatel, Huawei and Motorola. Continued cooperation with these equipment and service providers is essential for it to maintain its operations.

OTH does not have direct operational or financial control over its key suppliers and has limited influence with respect to the manner in which its key suppliers conduct their business. Its subsidiaries’ reliance on these suppliers subjects them and OTH to risks resulting from any delays in the delivery of services. OTH cannot assure you that its suppliers will continue to provide equipment and services to its subsidiaries at attractive prices or that it will be able to obtain such equipment and services in the future from these or other providers on the scale and within the time frames required, if at all. The inability or unwillingness of its key suppliers to provide its subsidiaries with adequate equipment and supplies on a timely basis and at attractive prices could materially and negatively impact their ability to attract subscribers or offer attractive product offerings, either of which could materially and negatively impact its business, financial condition and results of operations.

The telecommunications industry is being significantly affected by rapid technological change and OTH may not be able to effectively anticipate or react to these changes.

The telecommunications industry is characterized by technological changes, including an increasing pace of change in existing mobile systems, industry standards and ongoing improvements in the capacity and quality of technology. Its commercial success depends on providing high quality telecommunications services. If OTH is unable to anticipate customer preferences or industry changes, or if it is unable to modify its services on a timely basis, it may lose customers. As new technologies develop, its equipment may need to be replaced or upgraded, or its networks may need to be rebuilt in whole or in part in order to sustain its competitive position as a market leader. Continuing technological advances, ongoing improvements in the capacity and quality of digital technology and short development cycles also contribute to the need for continual upgrading and development of its equipment, technology and operations. As a result, OTH cannot assure you that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render the technologies it uses less profitable or that it will be successful in responding in a timely and cost-effective way to keep up with new developments. To respond successfully to technology advances, OTH may require substantial capital expenditures and access to related or enabling technologies in order to integrate the new technology with its existing technology. If OTH is not successful in anticipating and responding to technological change and resulting consumer preferences in a timely and cost-effective manner, its quality of services, business prospects, financial condition and results of operations could be materially adversely affected.

OTH’s infrastructure, including its network equipment and systems may be vulnerable to natural disasters, security risks and other events that may disrupt its services and could affect its business, prospects, financial condition and results of operations.

OTH’s business depends on providing subscribers with service reliability, network capacity, security and account management. The services it provides, however, may be subject to disruptions resulting from numerous factors, including fire, flood or other natural disasters, signal jamming, power outages, acts of terrorism and vandalism, equipment or system failures and breaches of network or information technology security. For example, in November 2007, Cyclone Sidr caused widespread power outages in Bangladesh resulting in 2,238 of its towers to be disrupted for up to 72 hours. If any of these events were to occur, it could cause limited or severe service disruption which could result in subscriber dissatisfaction, regulatory penalties or reduced revenues. In addition, OTH relies on manufacturers of telecommunications equipment for continued maintenance service and supply, and continued cooperation on the part of these manufacturers is important for it to maintain its operations without disruption. Mobilink was also affected by the floods during 2010, though it is too early to assess the impact, and similar events in any market in which OTH operates could affect its business. As a further example, in January and February 2011 telecommunications services in Egypt re intermittently affected by order of the government (including a temporary suspension of all mobile networks) in response to the nationwide protests which were then occurring.

In the event OTH experiences significant problems with its switches, base stations, base station controllers, network backbone, other system hardware or software or with the manufacturers on whom it relies, including problems outside its control, it could result in limited or severe service interruptions or quality of service problems. Although OTH has backup capacity for its network management operations and maintenance systems, automatic transfer to its backup capacity is not seamless, and may cause network service interruptions. Any interruption of services could harm its business reputation and reduce the confidence of its subscribers and consequently impair its ability to obtain and retain subscribers and could lead to a violation of the terms of its various licenses, each of which could materially or adversely affect its business.

OTH may not be able to adequately protect its intellectual property, which could harm the value of its brand and branded products and adversely affect its business.

OTH depends on its brands and branded products and believe that they are important to its business. It relies primarily on trademarks and similar intellectual property rights to protect its brands and branded products. The success of its business depends on its continued ability to use its existing trademarks in order to increase brand awareness and further develop its branded products in its markets. OTH has registered certain trademarks and has other trademark registrations pending. It registers all of its trademarks that it currently uses in the markets in which they are used though in many cases it cannot be certain that these trademarks have not been registered by another party in the past. OTH may not be able to adequately protect it trademarks and its use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition.

Many of OTH’s subsidiaries and restricted affiliates have pledged their shares as security under their financings, and any default by its subsidiaries may adversely affect its control over and the cash flows received from its subsidiaries and restricted affiliates.

Many of OTH’s subsidiaries and restricted affiliates have pledged their shares as security under their financings. In the event of a default of their obligations, lenders under these financings have the right to sell these shares to other parties in an effort to reclaim these outstanding obligations. If its lenders sell these shares to other parties in the event of such a default, its ownership of these subsidiaries and restricted affiliates may be reduced or terminated and, as a result, its control over, and cash flows from, its subsidiaries and restricted affiliates may be adversely affected.

OTH’s business strategy contains risks and uncertainties.

OTH may pursue new acquisitions or investments (including underserved or emerging markets) and may pursue additional investment opportunities in relation to its existing operations, or restructuring of existing operations. The ability to carry out this strategy will depend, among other things, on its ability to identify and compete for new opportunities, the availability of financing and regulatory licensing and approvals and, in some cases, the selection of appropriate international and local partners and the continued contributions of certain of its key management and technical personnel. There can be no assurance that it will continue to attract and retain the qualified personnel needed for its business. Competition for key personnel in the telecommunications industry is intense, and there is limited availability of individuals with the requisite knowledge of the telecommunications industry and relevant experience in the markets in which it operates. OTH may not be able to successfully recruit, train or retain the necessary qualified personnel in the future. Its failure to manage its personnel needs successfully could have a material adverse effect on its business, financial condition and results of operations. In addition, its prospects should be considered in light of the risks and transaction costs that are inherent in acquisitions and the development of new activities. Further, there is no assurance that it will be successful in bids for new licenses (if any).

OTH’s business, prospects, financial condition, results of operations and liquidity may be adversely affected by the current unfavorable global economic conditions.

As the crisis in the global financial and credit markets began to spread to non-financial sectors of the world economy in the second half of 2008 and in 2009, economies worldwide started to show significant signs of weakness, resulting in a general contraction in consumer spending that varies by market. While the telecommunications sector is one market segment that has been somewhat less affected by the global financial crisis and economic slowdown, recessionary conditions and uncertainty in the macroeconomic environment may adversely impact consumer spending on telecommunications products and services. Customers may decide that they can no longer afford mobile services, or that they can no longer afford the data services and value-added services that are instrumental in maintaining or increasing ARPU (average revenue per user), and, in turn, increasing its revenues.

In addition, as the global financial system have experienced unprecedented credit and liquidity conditions and disruptions, leading to a reduction in liquidity, greater volatility, general widening of credit spreads and, in some cases, lack of transparency in money and capital markets, many lenders have reduced or ceased to provide funding to borrowers. If these conditions continue, or similar global or regional issues occur, in 2011 it could negatively affect OTH’s ability to raise funding in the debt or equity capital markets and/or access secured lending markets on financial terms acceptable to it or at all.

The continued impact of the global economic and market conditions, including, among others, the events described above could have a material adverse effect on OTH’s business, prospects, financial condition, results of operations or liquidity.

Risks Relating to the Countries in Which OTH Operates

OTH is subject to political, social and economic risks in the countries in which it operates.

A substantial part of its assets and operations are currently located in jurisdictions which are, have been, or could in the future be subject to political, economic and social instability. Its operating results are and will be affected by economic and political developments in or affecting each of the countries in which it operates and, in particular, by the level of economic activity. While recent economic and political reforms have been implemented in certain of its markets, it cannot assure you that these reforms will be long lasting.

OTH’s business, prospects, financial condition and results of operations may be adversely affected by changes in the political structure or governments in the countries in which it operates and by hostile changes in the political environment both at home and in their respective regions. As a result of operating in certain locations which could be subject to heightened risks, its local subsidiaries may incur substantial costs to maintain the safety of their personnel, property and equipment. Despite these precautions, the safety of its personnel, property and equipment in these locations may continue to be at risk. In addition, network maintenance and expansion projects in these areas could be delayed or cancelled due to the need for heightened security for employees and contractors operating in these areas. For example, Bangladesh and Algeria in particular face ongoing challenges with respect to violence along and within their respective borders from extremists. Such developments may have a negative impact on its financial condition, results of operation and business prospects.

By way of example, in January and February 2011 there were widespread protests in Egypt against the government which resulted in extensive disruption and damage throughout the country to public and private property and infrastructure. Its offices and shops suffered damage and mobile networks and services were temporarily suspended by order of the authorities.

Pakistan, by way of further example, has experienced country-wide strikes and transportation blockages as well as a relatively volatile political atmosphere in the country since early 2007. Political instability may also result from events in some regions of the country such as ongoing insurgencies in the western provinces or Pakistan’s long running dispute with India over the region of Kashmir, either of which could destabilize the internal political situation in Pakistan. OTH cannot assure you that the operation of its business would not be adversely affected in the event of increased political instability within Pakistan.

In Zimbabwe, the government of Zimbabwe faces a difficult political environment and unstable economy. Further, recently introduced politically motivated laws with respect to ownership of companies have impacted its operations in Zimbabwe.

In addition, the global credit crisis has seen governments increasingly look to protecting their home-grown market participants. Whilst OTH has endeavored to tailor its individual brands to a specific country to create “local brands”, it has in recent times seen increasing examples of antipathy towards foreign investors.

This has been most noticeable in Zimbabwe where recent legislation has been put in place to ensure that at least 50% of companies are home-owned. Further, rioting in Algeria following the Algeria / Egypt football match in November 2009 targeted OTH’s headquarters and several of its retail outlets causing considerable physical damage. These instances indicate that there may be certain sensitivities where a foreign company operates one of the public services. Further, such attacks have had an adverse effect on OTH’s image and business in the period immediately following.

OTH operates in a number of jurisdictions, any of which could change its fiscal, tax or foreign exchange laws in a way that could unfavorably affect its financial status.

OTH holds interests in its mobile networks through its subsidiaries in various jurisdictions in and outside Egypt. It cannot assure you that the laws or administrative practices relating to taxation (including the current position as to withholding taxes on dividends from these subsidiaries, and tax concessions in certain operations), foreign exchange or otherwise in these jurisdictions will not change. Any such change could have a material adverse effect on its financial affairs and on its ability to receive funds from its subsidiaries.

Certain jurisdictions in which OTH operates mobile businesses are subject to international sanctions.

Each of North Korea and Zimbabwe is subject to international sanctions imposed by the European Union and the United States, among others. In addition, North Korea is subject to sanctions imposed by the United Nations. These sanctions have the effect of restricting financial transactions and the import and export of goods and services, including goods and services required to operate, maintain and develop mobile networks. There can be no assurance that if international sanctions are changed or subject to enhanced enforcement, OTH will be able to finance its operations, transfer funds to and from each company and operate its mobile networks in North Korea and Zimbabwe. If it is unable to continue to operate these businesses, it could adversely affect its business, financial condition and results of operations. Although OTH’s North Korean operations are intended to be transferred to Weather II at or shortly after Closing, there can be no assurance that the transfer will be completed or that such transfer will relieve the combined company from penalties and applicable laws.

There can be no assurance that OTH will be able to continue to comply with all international sanctions regimes, whether or not there are any changes to such regimes. If OTH cannot comply with such regimes in the future, it would likely be required to cease its operations in such jurisdictions, which could adversely affect its business, financial condition and results of operations.

Local currency fluctuations could affect OTH’s cash flows which could, in turn, impact its ability to invest in its subsidiaries and pay certain obligations as cash flows are generated in local currencies.

Each of OTH’s subsidiaries earns its revenue and incurs operating expenses principally in its local currency. Its operating results, as presented in U.S. dollars, are affected by exchange rate fluctuations between the U.S. dollar and a number of local currencies. In addition, its capital expenditures are incurred partially in Euro and U.S. dollars and are often financed from operating cash flows and/or local currency borrowings. To the extent the local currency depreciates against the Euro or U.S. dollar, as applicable, the relative cost of the capital expenditure in local currency increases. In addition, while OTH has raised capital in Euro or U.S. dollars. In these cases it may hedge its subsidiaries’ exposure to Euro or U.S. dollars, but in some cases the market for these financial instruments is not well developed. For these reasons, volatility in the exchange rate of a local currency against the Euro or U.S. dollar can result in gains or losses. Any negative effect of local currency fluctuations on OTH’s cash flows could adversely impact ability to maintain its expected level of capital expenditure and investments in its subsidiaries and to pay certain obligations, which could adversely affect its business, financial condition and results of operations.

Potential inflation in local economies may affect some customers’ ability to pay for OTH’s services, and it may also adversely affect the stability of the telecommunications market in those countries.

OTH’s operations are dependent upon the economies of the markets in which it has interests. These markets are in countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. OTH may be subject to such fluctuation in the local economies and to the effect of such fluctuations on the ability of customers to pay for its services and to its ability to increase its customer base in such affected countries. In addition, these fluctuations may affect the ability of the market to support its existing telecommunications interests or any growth in telecommunications operations. It is also possible that a period of significant inflation in any of its markets could adversely affect its affect its business, financial condition and results of operations.

Emerging markets are generally subject to greater risk than more developed markets and actual and perceived risks associated with investing in emerging economies could dampen foreign investment the countries in which OTH operates.

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk for certain market participants and have resulted in a reduction of available financing. Companies located in countries in emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increased financing costs, which could result in financial difficulties. In addition, the availability of credit to entities operating within the emerging markets is significantly influenced by levels of investor confidence in these markets, and, as such, any factors that impact market confidence, for example, a decrease in credit ratings or state or central bank intervention in one market, could affect the price or availability of funding for entities within any of these markets. Moreover, during such times, companies operating in emerging markets can face severe liquidity constraints as foreign funding resources are withdrawn. Thus, whether or not the countries in which OTH operates are relatively stable, financial turmoil in any emerging market country, some of which recently have experienced significant political instability (including terrorism), could seriously disrupt its business. Any such disruption could adversely affect its business, financial condition and results of operations.

Most of the jurisdictions in which OTH operates have currency control restrictions.

At the subsidiary level, OTH seeks to reduce its foreign exchange exposure arising from transactions through a policy of matching, to the extent possible, the denomination of liabilities and revenues. Its ability to reduce its foreign currency exchange exposure may be limited by restrictions on borrowings in local currency. For example, under local regulations in Bangladesh, companies are required to obtain approval from the State Bank in order to engage in long-term borrowing in the local market and the State Bank may impose certain terms and conditions when providing approval. OTH cannot assure you therefore of its ability to reduce its foreign exchange exposure by borrowing in local currency, which could adversely affect its business, financial condition and results of operations.

In addition, most of the countries in which OTH operates have implemented currency control restrictions and, in particular, rules surrounding the repatriation of dividends to foreign investors. There can be no guarantee that existing legislation will not have an adverse impact on its revenues to the extent that it is prevented from receiving dividends from its subsidiaries or that its subsidiaries may not incur problems with external financing or supply contracts with foreign companies as a result of applicable legislation.

For example, in 2009 the Algerian government put into place legislation to prevent companies from repatriating dividends to foreign investors while outstanding tax claims existed against such company. As a result of the existing claim, OTA is currently prevented from repatriating 50% of the 2008 dividend and all of the 2009 dividend. This has had a material adverse effect on the liquidity of the Company.

VIMPELCOM LTD.

Unaudited Condensed Consolidated Financial Statements	F-2
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2010 and December 31, 2009	F-2
Unaudited Condensed Consolidated Statements of Income for the nine-month periods ended September 30, 2010 and 2009	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2010 and 2009	F-4
Unaudited Condensed Consolidated Statements of Changes in Equity and Comprehensive Income for the nine-month periods ended and as of September 30, 2010 and 2009	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-7

WIND TELECOM S.p.A.

Unaudited Consolidated Interim Financial Statements	F-33
Unaudited Consolidated Income Statement for the nine-month periods ended September 30, 2010 and 2009	F-34
Consolidated Statement of Comprehensive Income for the nine-month periods ended September 30, 2010 and 2009	F-35
Unaudited Consolidated Statement of Financial Position as of September 30, 2010 and December 31, 2009	F-36
Unaudited Consolidated Cash Flow Statement for the nine-month periods ended September 30, 2010 and 2009	F-37
Unaudited Statement of Changes in Consolidated Equity for the nine-month periods ended and as of September 30, 2010 and 2009	F-38
Notes to the Unaudited Consolidated Interim Financial Statements	F-39

Audited Consolidated Financial Statements	F-100
Audited Consolidated Financial Statements	F-164
Report of Auditors	F-165
Consolidated Statement of Financial Position as of December 31, 2009 and 2008	F-168
Consolidated Income Statement for the years ended December 31, 2009 and 2008	F-169
Consolidated Statement of Comprehensive Income for the years ended December 31, 2009 and 2008	F-170
Consolidated Cash Flow Statement for the years ended December 31, 2009 and 2008	F-171
Statement of Changes in Consolidated Equity for the years ended and as of December 31, 2009 and 2008	F-172
Notes to the Consolidated Financial Statements	F-173

VimpelCom Ltd.

Unaudited Condensed Consolidated Balance Sheets
as of September 30, 2010 and December 31, 2009

		September 30,	December 31,
	Note	2010	2009
		(In thousands of US dollars, except share amounts)

Assets
Current assets:
Cash and cash equivalents		$2,467,002	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts		525,659	392,365
Inventory		83,620	61,919
Deferred income taxes		99,405	91,493
Input value added tax		143,908	96,994
Due from related parties		113,006	249,631
Other current assets		348,501	627,257

Total current assets		3,781,102	2,966,608

Property and equipment, net		6,480,385	5,561,569
Telecommunications licenses, net		583,221	542,597
Goodwill		6,943,143	3,284,293
Other intangible assets, net		1,629,117	700,365
Software, net		513,459	448,255
Investments in associates		440,952	436,767
Other assets		674,367	792,087

Total assets		$21,045,746	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable		$749,750	$545,690
Due to employees		149,032	113,368
Due to related parties		2,777	9,211
Accrued liabilities		393,798	315,666
Taxes payable		287,015	212,767
Customer advances, net of VAT		326,956	376,121
Customer deposits		28,412	28,386
Short-term debt	6	2,126,113	1,813,141

Total current liabilities		4,063,852	3,414,350

Deferred income taxes		787,178	596,472
Long-term debt	6	4,366,641	5,539,906
Other non-current liabilities		171,418	164,636
Commitments, contingencies and uncertainties	11	—	—

Total liabilities		9,389,088	9,715,364

Redeemable noncontrolling interest	7	518,664	508,668
Equity:
Convertible voting preferred stock (0.001 US$ nominal value per share), 128,532,000 shares authorized; 128,532,000 shares issued and outstanding		129	129
Common stock (0.001 US$ nominal value per share), 2,000,000,000 shares authorized; 1,302,559,308 shares issued (December 31, 2009: 1,025,620,440); 1,291,232,105 shares outstanding (December 31, 2009: 1,014,291,580)		1,303	1,026
Ordinary stock (0.001 US$ nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding		—	—
Additional paid-in capital		6,294,869	1,142,594
Retained earnings		5,286,612	4,074,492
Accumulated other comprehensive loss		(497,816)	(488,277)
Treasury stock, at cost, 11,327,203 shares of common stock (December 31, 2009: 11,328,860)		(223,406)	(223,421)

Total VimpelCom shareholders’ equity		10,861,691	4,506,543
Noncontrolling interest		276,302	1,966

Total equity		11,137,994	4,508,509

Total liabilities, redeemable noncontrolling interest and equity		$21,045,746	$14,732,541

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Unaudited Condensed Consolidated Statements of Income
for the nine-month periods ended September 30, 2010 and 2009

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2010	2009	2010	2009
		(In thousands of US dollars, except share amounts)

Operating revenues:
Service revenues		$2,785,966	$2,245,967	$7,567,961	$6,298,463
Sales of equipment and accessories		35,072	26,130	106,190	86,998
Other revenues		3,351	5,523	22,999	14,694

Total operating revenues		2,824,390	2,277,620	7,697,151	6,400,155
Revenue based tax		—	(1,823)	—	(5,839)

Net operating revenues		2,824,390	2,275,797	7,697,151	6,394,316
Operating expenses:
Service costs		594,687	488,425	1,649,297	1,370,952
Cost of equipment and accessories		44,276	26,876	118,505	85,564
Selling, general and administrative expenses		799,122	599,186	2,208,835	1,710,198
Depreciation		408,284	366,039	1,137,486	1,000,201
Amortization		137,771	71,164	321,010	213,947
Provision for doubtful accounts		8,683	12,974	39,812	42,974

Total operating expenses		1,992,825	1,564,664	5,474,945	4,423,836

Operating income		831,565	711,133	2,222,206	1,970,480
Other income and expenses:
Interest income		14,558	7,706	42,182	41,310
Net foreign exchange (loss)/gain		27,267	24,516	5,808	(397,191)
Interest expense		(125,713)	(156,793)	(399,637)	(434,802)
Equity in net gain/(loss) of associates		19,201	4,861	26,505	(25,754)
Other (expenses)/income, net		(26,512)	(3,206)	(84,868)	(8,124)

Total other income and expenses		(91,199)	(122,916)	(410,010)	(824,561)

Income before income taxes		740,365	588,217	1,812,198	1,145,919
Income tax expense		230,303	152,336	561,310	309,665

Net income		510,062	435,881	1,250,887	836,254
Net income/(loss) attributable to the noncontrolling interest		14,161	1,384	38,768	(2,136)

Net income attributable to VimpelCom		$495,901	$434,497	$1,212,120	$838,390

Basic EPS:	8
Net income attributable to VimpelCom per common share restated		$0.39	$0.44	$1.05	$0.82
Weighted average common shares outstanding (thousand)		1,291,232	1,012,862	1,178,629	1,012,555
Diluted EPS:	8
Net income attributable to VimpelCom per common share restated		$0.39	$0.43	$1.05	$0.79
Weighted average diluted shares (thousand)		1,291,655	1,035,417	1,179,141	1,050,635

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows
for the nine-month periods ended September 30, 2010 and 2009

		Nine Months Ended
		September 30,
	Note	2010	2009
		(In thousands of US dollars)

Operating activities
Net cash provided by operating activities		$2,901,086	$2,761,844
Investing activities
Purchases of property and equipment		(750,530)	(482,455)
Purchases of intangible assets		(15,245)	(13,067)
Purchases of software		(145,591)	(128,001)
Investments in associates		—	(12,424)
Payment for shares in Golden Telecom		(143,569)	—
Cash proceeds from Kyivstar aqcuisition	2	167,077	—
Acqusition of Foratec, net of cash acquired	2	(36,372)	—
Cash increase due to Sky Mobile consolidation	3	4,702	—
Loan granted		(5,305)	—
Loan receivable repayment		22,910	—
Proceeds from withdrawal of deposits		435,166	—
Purchases of other assets, net		(15,065)	(29,877)

Net cash provided by/(used in) investing activities		(481,820)	(665,824)

Financing activities
Proceeds from bank and other loans		738,450	1,226,137
Repayments of bank and other loans		(1,589,976)	(1,691,052)
Payments of fees in respect of debt issues		(2,606)	(51,516)
Share capital issued and paid		905	—
Share premium contributed		(225)	5,412
Purchase of noncontrolling interest in consolidated subsidiaries		(12,594)	(439)
Payment of dividends		(2,049)	—
Payment of dividends to noncontrolling interest		(34,517)	(718)
Purchase of own shares		(479,936)	—
Net proceeds from employee stock options		27	—

Net cash used in financing activities		(1,382,521)	(512,176)

Effect of exchange rate changes on cash and cash equivalents		(16,691)	23,788

Net increase in cash and cash equivalents		1,020,053	1,607,632
Cash and cash equivalents at beginning of period		1,446,949	914,683

Cash and cash equivalents at end of period		$2,467,002	$2,522,315

		Nine Months Ended
		September 30,
		2010	2009
		(In thousands of US dollars)

Supplemental cash flow information
Cash paid during the period:
Income tax		$490,468	$280,774
Interest		378,872	377,568
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets		293,171	128,150

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Unaudited Condensed Consolidated Statements of Changes in Equity and Comprehensive Income
for the nine-month periods ended and as of September 30, 2010 and 2009

							Accumulated
	Convertible Voting						Other		Total Equity			Redeemable
	Preferred Stock		Common Stock		Additional	Retained	Comprehensive	Treasury	Attributable	Noncontrolling		Noncontrolling
	Shares	Amount	Shares	Amount	Paid-in Capital	Earnings	Income (Loss)	Stock	to VimpelCom	Interest	Total Equity	Interest	Net Income
	(In thousands of US dollars, except share amounts)

Balances at June 30, 2010	128,532,000	$129	1,302,559,308	$1,303	$6,291,921	$4,790,710	$(609,555)	$(223,406)	$10,251,102	$293,412	$10,544,514	$515,273	$—

Stock based compensation accrual	—	—	—	—	1,089	—	—	—	1,089	—	1,089	—	—
Acquisition of noncontrolling interests	—	—	—	—	(10,263)	—	—	—	(10,263)	(37)	(10,300)	—	—
Accretion to redeemable non-controlling interest (Note 7)	—	—	—	—	12,122	—	—	—	12,122	—	12,122	(12,122)	—
Comprehensive income:
Foreign currency translation effect, net of tax	—	—	—	—	—	—	111,739	—	111,739	(15,721)	96,018	—	—
Net income/(loss)	—	—	—	—	—	495,901	—	—	495,901	(1,352)	494,549	15,513	510,062
Total accumulated comprehensive income (loss)	—	—	—	—	—	495,901	111,739	—	607,640	(17,073)	590,567	15,513	—

Balances at September 30, 2010	128,532,000	$129	1,302,559,308	$1,303	$6,294,869	$5,286,612	$(497,816)	$(223,406)	$10,861,691	$276,302	$11,137,993	$518,664	$—

Balances at December 31, 2009	128,532,000	$129	1,025,620,440	$1,026	$1,142,594	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	$—

Exercise of stock options	—	—	—	—	12	—	—	15	27	—	27	—	—
Consolidation of Variable interest entity (Note 3)	—	—	—	—	—	—	—	—	—	332,889	332,889	—	—
Stock based compensation accrual	—	—	—	—	2,875	—	—	—	2,875	—	2,875	—	—
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	(35,919)	(35,919)	—	—
Acquisition of noncontrolling interests	—	—	—	—	(10,263)	—	—	—	(10,263)	(37)	(10,300)	—	—
Effect of Exchange Offer (Note 1)	—	—	(24,764,212)	(25)	(498,241)	—	—	—	(498,266)	—	(498,266)	498,241	—
Repurchase of noncontrolling interest in OJSC VimpelCom (Note 1)	—	—	—	—	30,637	—	—	—	30,637	—	30,637	(500,781)	—
Issuance of shares for acquisition of Kyivstar (Note 2)	—	—	301,653,080	302	5,595,364	—	—	—	5,595,666	—	5,595,666	—	—
Issuance of shares (Note 9)	—	—	50,000	—	905	—	—	—	905	—	905	—	—
Accretion to redeemable non-controlling interest (Note 7)	—	—	—	—	30,986	—	—	—	30,986	—	30,986	(30,986)	—
Comprehensive income:
Foreign currency translation effect, net of tax	—	—	—	—	—	—	(9,539)	—	(9,539)	(17,844)	(27,483)	—	—
Net income/(loss)	—	—	—	—	—	1,212,120	—	—	1,212,120	(4,753)	1,207,367	43,520	1,250,887
Total accumulated comprehensive income (loss)	—	—	—	—	—	1,212,120	(9,539)	—	1,202,581	(22,597)	1,179,984	43,520	—

Balances at September 30, 2010	128,532,000	$129	1,302,559,308	$1,303	$6,294,869	$5,286,612	$(497,816)	$(223,406)	$10,861,691	$276,302	$11,137,993	$518,664	$—

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Unaudited Condensed Consolidated Statements of Changes in Equity and Comprehensive Income — (Continued)
for the nine-month periods ended and as of September 30, 2010 and 2009

							Accumulated
	Convertible Voting						Other		Total Equity			Redeemable
	Preferred Stock		Common Stock		Additional	Retained	Comprehensive	Treasury	Attributable	Noncontrolling		Noncontrolling
	Shares	Amount	Shares	Amount	Paid-in Capital	Earnings	Income (loss)	Stock	to VimpelCom	Interest	Total Equity	Interest	Net Income
	(In thousands of US dollars, except share amounts)

Balances at June 30, 2009 restated (Note 1)	128,532,000	$129	1,025,620,440	$1,026	$1,139,836	$3,675,771	$(573,645)	$(237,964)	$4,005,153	$31,363	$4,036,516	$502,406	$—

Exercise of stock options	—	—	—	—	(160)	—	—	8,762	8,602	—	8,602	—	—
Stock based compensation accrual	—	—	—	—	310	—	—	—	310	—	310	—	—
Dividends to noncontrolling interest	—	—	—	—	—	(75)	—	—	(75)	—	(75)	(383)	—
Accretion to redeemable non-controlling interest (Note 7)	—	—	—	—	5,183	—	—	—	5,183	—	5,183	(5,183)	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	87,573	—	87,573	3,674	91,247	—	—
Net income/(loss)	—	—	—	—	—	434,497	—	—	434,497	(7,120)	427,377	8,504	435,881
Total accumulated comprehensive loss	—	—	—	—	—	434,497	87,573	—	522,070	(3,446)	518,624	8,504	—

Balances at September 30, 2009 restated (Note 1)	128,532,000	$129	1,025,620,440	$1,026	$1,145,169	$4,110,193	$(486,072)	$(229,202)	$4,541,243	$27,917	$4,569,160	$505,344	$—

Balances at December 31, 2008	128,532,000	$129	1,025,620,440	$1,026	$1,164,125	$3,271,878	$(90,020)	$(239,649)	$4,107,489	$32,754	$4,140,243	$469,604	$—

Exercise of stock options	—	—	—	—	1,066	—	—	10,447	11,513	—	11,513	—	—
Dividends to noncontrolling interest	—	—	—	—	—	(75)	—	—	(75)	—	(75)	(383)	—
Stock based compensation accrual	—	—	—	—	1,843	—	—	—	1,843	—	1,843	—	—
Accretion to redeemable non-controlling interest (Note 7)	—	—	—	—	(21,865)	—	—	—	(21,865)	—	(21,865)	21,865	—
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	—	(396,052)	—	(396,052)	11,557	(384,495)	—	—
Net income/(loss)	—	—	—	—	—	838,390	—	—	838,390	(16,394)	821,996	14,258	836,254
Total accumulated comprehensive loss	—	—	—	—	—	838,390	(396,052)	—	442,338	(4,837)	437,501	14,258	—

Balances at September 30, 2009 restated (Note 1)	128,532,000	$129	1,025,620,440	$1,026	$1,145,169	$4,110,193	$(486,072)	$(229,202)	$4,541,243	$27,917	$4,569,160	$505,344	$—

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements
(Amounts presented are in thousands of US dollars unless otherwise indicated)

1.	Basis of presentation and significant accounting policies

Basis of presentation

VimpelCom Ltd. (“VimpelCom” or the “Company”) was formed in Bermuda on June 5, 2009, as an exempted company under the name New Spring Company Ltd., which was subsequently changed to VimpelCom Ltd. on October 1, 2009. VimpelCom Ltd. was formed to recapitalize Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) and acquire the entire equity interest of OJSC VimpelCom with CJSC “Kyivstar G.S.M.” (“Kyivstar”). Altimo Holdings & Investments Limited (“Altimo”) and Telenor ASA (“Telenor”) or their affiliates were the two major shareholders in each of the companies.

In these notes, VimpelCom or the Company also refers to VimpelCom Ltd.’s consolidated subsidiaries and consolidated variable interest entities.

On April 21, 2010, VimpelCom successfully completed an exchange offer (“Exchange Offer”) for OJSC VimpelCom shares (including shares represented by American Depositary Shares (“ADS”)), and acquired approximately 98% of OJSC VimpelCom’s outstanding shares (including shares represented by ADSs). Therefore, effective April 21, 2010, OJSC VimpelCom is a subsidiary of VimpelCom. VimpelCom is the accounting successor to OJSC VimpelCom, therefore accounting data and disclosures related to the period prior to April 21, 2010, represent accounting data and disclosures of OJSC VimpelCom. Information about the number of shares prior to April 21, 2010 has been adjusted to reflect the effect of the recapitalization due to the Exchange Offer.

On May 25, 2010, VimpelCom served a squeeze-out demand notice to OJSC VimpelCom demanding that the remaining shareholders of OJSC VimpelCom sell their shares to VimpelCom. The squeeze-out process was completed on August 6, 2010. As a result, VimpelCom became the sole shareholder of OJSC VimpelCom. The increase in additional paid-in capital of US$30,637 represents the difference between the amount recorded as redeemable noncontrolling interest on April 21, 2010 and the amount of liability to noncontrolling shareholders in OJSC VimpelCom recorded on May 25, 2010 when a squeeze-out demand notice was served (Note 8). The difference resulted from a change in the Russian ruble to US dollar exchange rate.

On May 14, 2010, OJSC VimpelCom ADS were delisted from the NYSE. On June 2, 2010, OJSC VimpelCom shares were delisted from RTS (the Russian Trading Systems).

VimpelCom Ltd. ADS began trading on the New York Stock Exchange (“NYSE”) on April 22, 2010.

The accompanying unaudited condensed consolidated financial statements of VimpelCom have been prepared in accordance with US GAAP for interim financial information and with the instructions of the United States Securities and Exchange Commission (“SEC”) to Form 10-Q and Article 10 of Regulation S-X, primarily codified in ASC 270-10-S99, Interim Reporting-Overall-SEC materials.

In the opinion of VimpelCom’s management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flow for the interim periods have been included. Operating results for the three-month and nine-month periods ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010. For further information, refer to OJSC VimpelCom’s audited consolidated financial statements for the year ended December 31, 2009.

The balance sheet at December 31, 2009 presented herein has been derived from the audited financial statements of OJSC VimpelCom at that date adjusted for recapitalization of equity items due to the Exchange Offer, but does not include all of the information and footnotes required by US GAAP for complete annual financial statements.

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share (ADS) amounts or unless otherwise indicated.

In connection with the Exchange Offer and related regulatory filings, effective September 30, 2009, the Company changed its reporting currency to the US dollar from the Russian ruble.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

1.	Basis of presentation and significant accounting policies (continued)

Basis of presentation (continued)

Property and equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7 - 9 years
Fixed line telecommunication equipment	3 - 12 years
Fiber-optic equipment	9 - 10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5 - 10 years

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Depreciation of these assets recorded under capital leases is included in “depreciation” in the statement of income. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when “qualifying expenditures” are made, development activities are underway and interest cost is being incurred.

Accumalated depreciation on property and equipment amounted to US$5,275,860 and US$3,730,395 as of September 30, 2010 and December 31, 2009, respectively.

Revenue recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also, VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has been not included in monthly fees. Revenue from service contracts is accounted for when the services are provided.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

1.	Basis of presentation and significant accounting policies (continued)

Revenue recognition (continued)

Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is from 15 to 30 months for mobile subscribers and from 4 to 9.5 years for fixed line subscribers. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Income taxes

For purposes of these interim condensed consolidated financial statements, VimpelCom recognizes tax expense on the basis of the expected effective tax rate for the financial year 2010. At the end of each interim period VimpelCom makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year, with that rate being used to record income taxes on a current year-to-date basis. The effective tax rate reflects anticipated tax credits, non-deductible expenses and other permanent differences, adjustments and other valuation movements. Discrete events are included in the period in which they occur and are not included in the expected rate for the year.

VimpelCom’s effective income tax rate increased during the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 primarily due to the effect of the new legal structure of the Company on the amount of accrued deferred taxes on estimated dividends for financial years 2009 and 2010 to be paid to the Company by its subsidiaries.

Recent accounting pronouncements

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The adoption of this statement required VimpelCom to consolidate LLC Sky Mobile (“Sky Mobile”) as a variable interest entity starting January 1, 2010 (Note 3).

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition — Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010, with earlier application permitted for full annual periods. VimpelCom adopted ASU 2009-13 since the January 1, 2010 by means of prospective application of its provisions. No changes in the units of accounting occurred as a result of the adoption of ASU 2009-13, no changes in the pattern and timing of revenue recognition took place. The Company uses vendor specific evidence of selling price (VSOE) as the basis for allocation of multiple element arrangement’s considerations. The adoption of the ASU 2009-13 has not materially affected the financial statements in the period

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

1.	Basis of presentation and significant accounting policies (continued)

Recent accounting pronouncements (continued)

after the initial adoption, as the fair value of elements from multiple arrangements approximate their VSOE values and revenue from multiple arrangements is not significant.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures (formerly SFAS No. 157 Fair Value Measurements). ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement expanded VimpelCom’s disclosures relative to fair value measurements (Note 5).

In April 2010, FASB issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The adoption of the ASU does not affect VimpelCom’s Financial Statements as historically VimpelCom qualifies such share-based payments as equity instruments.

In July 2010, FASB issued ASU 2010-20, Disclosure about credit quality of financing receivables and the allowances for credit losses, an amendment of ASC 310, Receivables. The ASU requires to provide extensive new disclosures about financing receivables, including credit risk exposures and the allowance for credit losses. The disclosure requirements among other things are: a rollforward of the allowance for credit losses, credit quality information such as credit risk scores or external credit agency ratings, impaired loan information, modification information, nonaccrual and past due information. ASU 2010-20 is effective for interim and annual reporting periods ending on or after 15 December 2010. The adoption of this statement will expand VimpelCom’s disclosures relative to financing receivables.

Restatement of the measurement of noncontrolling interest

The unaudited condensed consolidated financial statements as of September 30, 2009 and for the three and nine-month periods ended September 30, 2009 have been restated. The restatement was required to correct the Company’s treatment of its redeemable noncontrolling interest described in Note 7.

Prior to the restatement, the Company accounted for the noncontrolling interest at its carrying value as permanent equity under the line item “Noncontrolling interest.” In accordance with ACS 480-10, the noncontrolling interest held by Crowell in Limnotex should have been classified as temporary equity (under the line item “Redeemable noncontrolling interest”) in its consolidated financial statements and recorded at its estimated fair value at the date of the change to its contractual arrangements with Crowell. The difference between this amount and the previous carrying value of the noncontrolling interest was charged to VimpelCom’s shareholders’ equity.

The amounts originally presented in additional paid-in capital, accumulated other comprehensive loss, and noncontrolling interest as of September 30, 2009 and December 31, 2008 have been restated to initially recognize the redeemable noncontrolling interest as temporary equity on June 28, 2008 at fair value and to account for the subsequent accretion of the redeemable noncontrolling interest accordingly. Earnings per share amounts were adjusted accordingly.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Business combinations

Kyivstar

On April 21, 2010, after the completion of the Exchange Offer, VimpelCom Ltd. acquired 100% ownership interest in Kyivstar from the affiliates of Altimo and the affiliates of Telenor ASA in exchange for 301,653,080 VimpelCom common shares.

The reason for the acquisition was that management believed that it would be value creative and in the best interests of the Company’s stakeholders.

The acquisition of Kyivstar by VimpelCom Ltd. is accounted for as a business combination under the “acquisition method,” as defined by ASC 805. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration on the acquisition date.

The purchase price consideration was US$5,595,665, which was calculated based on the market value of OJSC VimpelCom shares on April 21, 2010 (US$18.55 per share).

The provisional values of consolidated identifiable assets and liabilities of Kyivstar as of April 21, 2010, were as follows:

As of April 21,
2010

Cash and cash equivalents	$167,077
Other current assets	206,530
Property and equipment	954,098
Licenses (15 years weighted average remaining useful life)	129,887
Customer Relationships (12 years weighted average remaining useful life)	815,763
Other intangible assets (15 years weighted average remaining useful life)	176,545
Software (5 years weighted average remaining useful life)	181,589
Goodwill	3,442,842
Other non-current assets	29,970

Total assets acquired	6,104,300

Current liabilities	159,814
Long-term liabilities	348,821

Total liabilities assumed	508,635

Total acquisition price	$5,595,665

The excess of the purchase consideration over the fair value of the identifiable net assets of Kyivstar amounted to US$3,442,842 and was recorded as goodwill. This goodwill is not deductible for tax purposes. The direct transaction costs incurred in the transactions were treated as expenses under ASC 805 with no impact on goodwill. The evaluation of fair value of net identifiable assets of Kyivstar and assigning of goodwill to reporting units are not yet finalized because the Company is still evaluating certain information relating to Ukrainian market and synergy assessment.

The recognized goodwill is expected to be realized from the potential of Ukrainian telecommunication market development in the future as well as synergies with other operating units in Ukraine and operating markets in CIS and Russia.

The results of operations of Kyivstar were included in the accompanying consolidated financial statements from the acquisition date of April 21, 2010. Net operating revenue, operating income and net income attributable to

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Business combinations (continued)

Kyivstar (continued)

VimpelCom of Kyivstar, before eliminating intercompany transactions, for the period from April 21, 2010 to September 30, 2010 were US$652,220, US$173,406 and US$129,848 in the accompanying consolidated statement of income.

The following unaudited pro forma combined results of operations for VimpelCom give effect to the Kyivstar business combination as if it had occurred on January 1, 2009. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Nine Months Ended	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2009
	Unaudited

Pro forma total operating revenues	$8,075,490	$2,622,100	$7,421,900
Pro forma net income attributable to VimpelCom	1,259,001	493,300	1,026,186
Pro forma basic and diluted net income per common share	$0.87	$0.38	$0.77

Foratec

On July 29, 2010, VimpelCom acquired 100% of the share capital of Closed Joint Stock Company Foratec Communication (“Foratec”), one of the leading alternative fixed-line providers in Urals region of Russia. The primary reason for the acquisition of Foratek was enhancing VimpelCom presence in Ural Region, including business services market. The total value of the transaction amounted to RUR1,120 million (the equivalent to US$37,096 as of July 29, 2010). The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Foratec amounted to US$13,381. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$23,715. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests. The recognized goodwill is expected to be realized primarily from the synergy combination of VIP and Foratec’s regional operations.

Tacom

On July 30, 2010, VimpelCom increased its ownership interest in Limited Liability Company Tacom, a consolidated Tajikistan subsidiary of VimpelCom, from 80% to 90% by acquiring an additional 10% ownership interest for a total cash consideration of US$10,300. The transaction was accounted for as a decrease in noncontrolling interest and a change in additional paid-in capital.

3.	Consolidated variable interest entities

Sky Mobile

On February 13, 2008, VimpelCom advanced to Crowell Investments Limited (“Crowell”), under a loan agreement as of February 11, 2008 (the “Crowell Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan was secured by 25% of the shares of Limnotex Developments Limited (“Limnotex”).

The Crowell Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of Sky Mobile, a mobile operator in Kyrgyzstan,

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

3.	Consolidated variable interest entities (continued)

Sky Mobile (continue)

holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan (Note 13). Crowell granted the Company two call options (the “Call Option Agreement”) over the entire issued share capital of Menacrest.

On May 29, 2009, VimpelCom agreed to amend the Crowell Loan Agreement in that the term of the loan facility was extended until February 11, 2014 and the interest rate was changed to a fixed amount per annum starting from the effective date of the amendment. Also, the security interest granted by Crowell to OJSC VimpelCom over 25% of the shares of Limnotex was replaced by a security interest over 100% of the shares of Menacrest.

In accordance with ASC 810-10, VimpelCom analyzed these agreements to determine if the entities that are party to them are variable interest entities (“VIE”) on both quantitative and qualitative basis. The Company concluded that Sky Mobile is a VIE.

As a result of the adoption of ASC 810-10, Consolidation-Overall, starting January 1, 2010 (Note 1) VimpelCom was considered the primary beneficiary of Sky Mobile because VimpelCom: (1) has the power to direct matters that most significantly impact the activities of the VIE through the management agreement arranged between KaR-Tel Limited Liability Partnership (“KaR-Tel”), a consolidated subsidiary of VimpelCom, and Sky Mobile, and (2) has the right to receive benefits of the VIE that could potentially be significant to the VIE. The right is achieved through the price mechanism of the Call Option Agreement and through the agreement that all dividends declared and distributed by Sky Mobile and Menacrest should be transferred directly to VimpelCom as settlement of the outstanding loan and interest accrued due from Crowell.

The consolidation of Sky Mobile was accounted for as a business combination under ASC 805, Business Combinations. The Company does not own any shares in Sky Mobile, thus, all the equity of Sky Mobile was classified as noncontrolling interest.

Under ASC 810-10, VimpelCom is required to initially measure the assets, liabilities and noncontrolling interest in Sky Mobile at their carrying amounts as of January 1, 2010, such carrying amounts being the amounts at which the assets, liabilities and noncontrolling interest would have been carried in the consolidated financial statements of VimpelCom if the amended standard had been effective at the date when VimpelCom first met the conditions to be the primary beneficiary under the amended standard, and the fair values of the assets, liabilities and noncontrolling interest of Sky Mobile had been initially measured at such a date. VimpelCom has determined that such a date was March 28, 2008. The evaluation of fair value of net identifiable assets of Sky Mobile as of March 28, 2008 is not yet finalized due to additional time required to obtain valuations.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

3.	Consolidated variable interest entities (continued)

Sky Mobile (continue)

The provisional values of consolidated identifiable assets and liabilities of Sky Mobile as of January 1, 2010, the date VimpelCom initially consolidated Sky Mobile due to the application of requirements of ASC 810-10 (Note 1), were as follows:

As of the
Effective Date of
Consolidation

Cash and cash equivalents	$4,702
Other current assets	26,358
Property and equipment (5 years weighted average remaining useful life)	81,582
Licenses (6 years weighted average remaining useful life)	12,212
Other intangible assets	32,787
Goodwill	202,804
Other non-current assets	4,557

Total assets acquired	365,002

Current liabilities	(25,178)
Long-term liabilities	(6,935)

Total liabilities	(32,113)

Noncontrolling interest	$(332,889)

The recognized goodwill is expected to be realized from the potential of Kyrgyzstan telecommunication market development in the future as well as synergies with other operating markets in CIS.

The results of operations of Sky Mobile were included in the accompanying consolidated statement of income from the effective consolidation date of January 1, 2010, as required by ASC 810-10.

Creditors and beneficial interest holders of Sky Mobile have no recourse to the general credit of VimpelCom. The Company is not contractually required and did not provide Sky Mobile with financial support, thus Sky Mobile is primarily financed from its own sources.

The magnitude of Sky Mobile’s impact on VimpelCom’s financial position and performance may be illustrated by the following. As of September 30, 2010, the carrying amounts of Sky Mobile current assets and non-current assets were US$36,964 and US$296,764, and short-term liabilities and long-term liabilities were US$34,226 and US$6,236, respectively, before eliminating intercompany balances, in the accompanying consolidated balance sheet. Also, net operating revenue, operating income and net income attributable to VimpelCom of Sky Mobile, before eliminating intercompany transactions, for the three-month period ended September 30, 2010 were US$29,263, US$73 and nil, and for the nine-month period ended September 30, 2010 were US$82,346, US$14,134 and nil, respectively, in the accompanying consolidated statement of income. Sky Mobile’s impact on VimpelCom cash flows is immaterial.

The following unaudited pro forma combined results of operations for VimpelCom give effect to the Sky Mobile business combination as if it had occurred on January 1, 2009. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

3.	Consolidated variable interest entities (continued)

Sky Mobile (continue)

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
	Unaudited

Pro forma total operating revenues	$2,301,330	$6,476,723
Pro forma net income attributable to VimpelCom	434,497	838,390
Pro forma basic and diluted net income per common share	$0.44	$0.82

4.	Derivative instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. Cash flows from derivative instruments are reported in the operating activities section in the statement of cash flows.

The Company measures the fair value of derivatives on a recurring basis, using observable inputs (Level 2), such as LIBOR floating rates, which were 0.49781% and 0.28219% as of September 30, 2010 and December 31, 2009, respectively, using income approach with present value techniques.

The following table represents VimpelCom’s derivatives as of September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010 and 2009:

	Three Months Ended		Three Months Ended		Nine Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2009		September 30, 2010		September 30, 2009
	Location of	Location of	Location of	Location of	Location of	Location of	Location of	Location of
	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)	Gain (Loss)
Derivatives not	Recognized in	Recognized in	Recognized in	Recognized in	Recognized in	Recognized in	Recognized in	Recognized
Designated as	Income	Income	Income	Income	Income	Income	Income	in Income
Hedging Insturments	on	on	on	on	on	on	on	on
Under ASC 815-10	Derivative	Derivative	Derivative	Derivative	Derivative	Derivative	Derivative	Derivative

Interest rate exchange contracts	Other income/ (expense)	$(21)	Other income/ (expense)	$(708)	Other income/ (expense)	$(167)	Other income/ (expense)	$1,538

Foreign exchange contracts	Net foreign exchange (loss)/gain	9,954	Net foreign exchange (loss)/gain	(13,570)	Net foreign exchange (loss)/gain	14,018	Net foreign exchange (loss)/gain	(28,923)

Total derivatives not designated as hedging instruments under ASC 815-10		$9,933		$(14,278)		$13,851		$(27,385)

	As of September 30, 2010		As of December 31, 2009
	Liability Derivatives		Liability Derivatives
Derivatives not Designated as Hedging	Balance Sheet		Balance Sheet
Insturments Under ASC 815-10	Location	Fair Value	Location	Fair Value

Interest rate exchange contracts	Accrued liabilities	$735	Accrued liabilities	$1,163
Interest rate exchange contracts	Other non-current liabilities	278	Other non-current liabilities	3,961

Total derivatives not designated as hedging instruments under ASC 815-10		$1,013		$5,124

On October 27, 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of US$225,000.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

4.	Derivative instruments (continued)

Pursuant to the agreement, Sovintel will exchange interest payments on a regular basis and will pay a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel shall pay LIBOR floating rate. As of September 30, 2010, outstanding notional amount was US$103,883 (Note 12).

On June 11, 2010, VimpelCom entered into a forward agreement with ING Bank N.V. to sell US$461,501 in Russian rubles at rate 31.4655 Russian rubles per one US dollar to economically hedge squeeze out payments to noncontrolling shareholders in OJSC VimpelCom (Note 8) due in July 2010. This forward agreement was realized on July 14, 2010, expiration date, with a gain of US$9,192.

On July 14, 2010 VimpelCom entered into a forward agreement with ING Bank N.V. to sell US$461,501 in Russian rubles at rate 30,56 Russian rubles per one US dollar which was fully exercised on July 28, 2010 with a gain of US$4,826.

The disclosure of derivatives fair value is also provided in Note 5.

5.	Fair value of financial instruments

VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis.

The following table provides the disclosure of fair value measurements separately for each major security type measured at fair value.

	Fair Value Measurements as of				Fair Value Measurements as of
	September 30, 2010 Using				December 31, 2009 Using
	Quoted				Quoted
	Prices in				Prices in
	Active	Significant			Active	Significant
	Markets for	Other	Significant		Markets for	Other	Significant
	Identical	Observable	Unobservable	Total as	Identical	Observable	Unobservable	Total as of
	Assets	Inputs	Inputs	September 30,	Assets	Inputs	Inputs	December 31,
Description	(Level 1)	(Level 2)	(Level 3)	2010	(Level 1)	(Level 2)	(Level 3)	2009

Interest rate exchange contracts (Note 4)	$—	$1,013	$—	$1,013	$—	$5,124	$—	$5,124

Total liabilities	$—	$1,013	$—	$1,013	$—	$5,124	$—	$5,124

As of September 30, 2010 and December 31, 2009, the fair value of fixed and floating rate bank loans (based on future cash flows discounted at current market rates) was as follows:

	September 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Loans payable
Eurobonds	$1,800,647	$2,079,640	$1,800,647	$1,946,126
US$3,500 million Loan Facility	390,000	390,022	1,170,000	1,145,071
UBS (Luxemburg) S. A.	784,764	875,436	1,063,264	1,111,915
Sberbank	1,430,357	1,437,844	1,436,555	1,458,612
EUR600 million Loan Facility	449,616	461,899	632,371	636,793
Ruble Bonds	659,282	713,404	661,284	733,609
US$275 million Loan Facility	126,968	129,516	190,410	188,001
Loans receivable
Crowell (Note 3)	$327,090	$332,808	$350,000	$324,652

These loans payable are recorded in long term debt except current portion, which is recorded in short term debt.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

5.	Fair value of financial instruments (continued)

The loan granted to Crowell is recorded in other non-current assets.

The fair value of bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

The fair market value of financial instruments, including cash and cash equivalents, which are included in current assets and liabilities, accounts receivable and accounts payable approximates the carrying value of these items due to the short term nature of these amounts.

6.	Short and long term debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt, lines of credit and notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	September 30, 2010	December 31, 2009

Bank loans, less current portion	$4,168,286	$5,356,655
Long-term portion of equipment financing	198,354	182,935
Long-term portion of capital leases	—	316

Total long-term debt	$4,366,640	$5,539,906

Bank loans, current portion	$2,051,922	$1,729,364
Short-term portion of equipment financing	73,769	79,830
Short-term portion of capital leases	422	3,947

Bank and other loans, current portion	$2,126,113	$1,813,141

On January 12, 2010, LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, determined the interest rate for the fourth and subsequent payment periods at 9.25% per annum related to its Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008) issued on July 25, 2008. Bonds holders had the right to sell their bonds to VimpelCom-Invest until January 22, 2010 in accordance with the original terms of the bonds. On January 26, 2010, VimpelCom-Invest repurchased an aggregate principal amount of RUR6,059 million (or approximately US$201,345 at the exchange rate as of January 26, 2010) from bond holders who exercised their right to sell the bonds. As of February 24, 2010, VimpelCom-Invest sold back in the market all repurchased bonds. As of September 30, 2010, the principal amount of debt outstanding under these bonds was RUR10,000 million (equivalent to US$328,915 at the exchange rate as of September 30, 2010).

On March 12, 2010, VimpelCom signed a Termination Agreements to the Pledge Agreements signed with Sberbank on May 25, 2009 to release the telecommunication equipment from pledge.

On June 9, 2010, VimpelCom signed a series of Amendments to the following loan Agreements with Sberbank.

Starting June 1, 2010, Sberbank decreased the interest rate on loan facility agreement signed on March 10, 2009, from 10.75% to 9.00% per annum and the maximum level of the interest rate range from 11.00% to 9.25% per annum.

In accordance with an Amendment Agreement to the Loan Agreements signed on February 14, 2008 and on August 28, 2009, Sberbank decreased the interest rate on this loan facility from 11.00% to 9.25% per annum and the maximum level of the interest rate range from 11.25% to 9.5% per annum.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

6.	Short and long term debt (continued)

On June 1, 2010, VimpelCom made a drawdown of the second tranche under the Loan Agreement with HipoVereinsbank (“HVB”) signed on March 24, 2009 in the amount of US$57,115. The principal amount of debt outstanding under this loan as of September 30, 2010 was US$136,724.

On April 9, 2010, VimpelCom submitted to the Russian Federal Service on the Financial Market documentation required for the potential issuance of Russian ruble-denominated bonds through the Company’s Russian subsidiary LLC VimpelCom-Invest. On May 27, 2010, the Russian Federal Service on the Financial Market registered the Prospectus. The bonds may be issued depending on VimpelCom funding needs within a period of one year from the date on which the Russian Federal Service on the Financial Market registered the submitted documentation. The proposed amount of the issue is up to RUR20,000 million, which is the equivalent of approximately US$657,829 at the exchange rate as of September 30, 2010, and the proposed maturity period is five years. The coupons are to be paid semi-annually. The bond issue structure allows the issuer to grant investors a put option and/or retain a redemption right. The bonds may be issued in two series with face values of RUR10,000 million for each, and the coupon rate will be determined based on market conditions. The bonds were issued in October 2010 (Note 12).

On June 18, 2010, VimpelCom signed a six-month Overdraft Credit Facility Agreement with The Royal Bank of Scotland N.V., in the principal amount of up to EUR15 million for general corporate purposes. The Facility bears annual interest at a rate of EURIBOR + 1.5%. The principal amount of debt outstanding under this loan agreement as of September 30, 2010 was EUR13,5 million.

On July 9, 2010, VimpelCom signed a one-year Bridge Facility Agreement with four international banks: Barclays, BNP Paribas, Citibank N.A., London Branch and The Royal Bank of Scotland N.V., in the amount of US$470,000 for the purpose of financing the squeeze out process for OJSC VimpelCom shares (Note 1). The Bridge Facility Agreement bears annual interest at a rate of LIBOR + 1.5% for the first three months from (and including) the signing date; LIBOR + 1.75% after the date falling three months from (and including) the signing date but before the date falling six months from (and including) the signing date; LIBOR + 2.3% after the date falling six months from (and including) the signing date but before the date falling nine months from (and including) the signing date; LIBOR + 3.3% thereafter. The full amount available under the Bridge Facility Agreement was disbursed on July 27, 2010 and was subject to the issuance of the guarantee from OJSC VimpelCom which was provided to the Lenders on August 23, 2010.

7.	Redeemable noncontrolling interest

The Company accounts for securities with redemption features that are not solely within the control of the issuer in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified as ACS 480-10 — Distinguishing Liabilities from Equity (“ACS 480-10”)).

In June 2008, OJSC VimpelCom modified its contractual arrangements with respect to the 25% noncontrolling interest in its subsidiary Limnotex, which is held by Crowell. The modified contractual arrangements contained embedded redemption features that could or will result in the noncontrolling interest being redeemable outside of the control of OJSC VimpelCom at various dates. Under the modified contractual arrangements as of December 31, 2008, Crowell could exercise a put option between January 1, 2010 and December 31, 2010, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2008 audited financial statements of KaR-Tel were issued, OJSC VimpelCom had a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which should have been exercised on or before December 31, 2011.

In May 2009, the contractual arrangements related to the noncontrolling interest were further amended to extend the timing of the redeemable features embedded in the contractual arrangements. Under the amended contractual arrangements, Crowell may exercise a put option between January 1, 2013 and December 31, 2013, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2011 audited financial statements of

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

7.	Redeemable noncontrolling interest (continued)

KaR-Tel are issued, OJSC VimpelCom may exercise a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism and the call option must be exercised on a date which is after the issuance of the audited financial statements of KaR-Tel for the year ended December 31, 2014. As of September 30, 2010, the redemption amount of the redeemable noncontrolling interest based on this fair value-based pricing mechanism (as if the noncontrolling interest were currently redeemable) was US$674,807.

The Company classifies redeemable noncontrolling interest as temporary equity. The Company recorded it at its estimated fair value at the date of the change to its contractual arrangements with Crowell and then accreted to its redemption amount over the redemption term. The estimated fair value of the redeemable noncontrolling interest was calculated by discounting the future redemption amount of the noncontrolling interest from January 1, 2010 (the date on which the noncontrolling interest was first to become redeemable outside of VimpelCom’s control (under the June 2008 modified contractual arrangements, prior to the May 2009 amendment)). The redeemable noncontrolling interest has been valued based on the terms of the put option because the fair value of the redemption amount that may be required under the put option exceeded the fair value of the redemption amount that may be required under the call option. If, in the future, the fair value of the redemption amount under the call option is greater, the redeemable noncontrolling interest will accrete to that amount. The redeemable noncontrolling interest is first credited with its share of earnings of the Company’s subsidiary, Limnotex, and, to the extent that this is less than the required accretion, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect net income attributable to VimpelCom in the Company’s income statement, but does reduce the numerator in the calculation of earnings per share (Note 8).

8.	Earnings per share

Net income attributable to VimpelCom per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

8.	Earnings per share (continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(In thousands US dollars, except share amounts)

Numerator:
Net Income/(loss) attributable to VimpelCom	$495,901	$434,497	$1,212,120	$838,390
Noncontrolling interest in OJSC VimpelCom		2,540		2,540
Impact on net income attributable to VimpelCom through changes in redeemable noncontrolling interest	9,092	6,659	23,239	(13,627)

Total earnings	504,993	443,696	1,235,359	827,303

Denominator:
Denominator for basic earnings per share — weighted average common shares outstanding (thousand)	1,291,232	1,012,862	1,178,629	1,012,555
Effect of dilutive securities:
Employee stock options	423	22,554	512	38,079

Denominator for diluted earnings per share — assumed conversions (thousand)	1,291,655	1,035,417	1,179,141	1,050,635

Basic net income attributable to VimpelCom per common share	$0.39	$0.44	$1.05	$0.82

Diluted net income attributable to VimpelCom per common share	$0.39	$0.43	$1.05	$0.79

Employee stock options (representing 5,514 shares) that are out of the money as of September 30, 2010 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

9.	Stock based compensation

In 2010, VimpelCom’s Board adopted a stock option plan for directors, senior managers and other employees (the “2010 Plan”). The 2010 Plan is administered by the Board but administration may be delegated to the Compensation Committee. The administrator determines the terms and conditions of grants under the 2010 Plan, including the number of options to be granted, the exercise price and the vesting schedule. An option, upon vesting, entitles the holder to purchase one common share of the Company at the price determined by the Board or the Compensation Committee.

In June 2010, the Compensation Committee of the Board, which administrators VimpelCom stock option plans, approved the issuance of up to 1,250,000 options to senior managers of the Company. The exercise price is generally the NYSE closing price for an ADS as of the grant date plus 10%. These options generally vest over three years subject to achievement of key performance indicators. As of September 30, 2010, 850,000 options were granted and none are currently redeemable.

Upon the closing of the Exchange Offer on April 21, 2010, the Company retained OJSC VimpelCom’s Amended and Restated 2000 Stock Option Plan (“2000 Plan”) with certain adjustments as were necessary to cause

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

9.	Stock based compensation (continued)

the 2000 Plan to apply to the Company’s common shares. The options granted by OJSC VimpelCom prior to completion of the Exchange Offer continue to be governed by the 2000 Plan.

Pursuant to a Share Sale and Purchase Agreement (the “Agreement”) dated as of January 4, 2010, on April 27, 2010, the Company’s CEO, Alexander Izosimov, acquired 50,000 of our common shares (or the Depositary Receipts (“DR”) equivalent) after the closing of the Exchange Offer for a price US$18,1 per share. Additionally, pursuant to the Agreement, the Company agreed to grant, in 2012, up to 1,000,000 additional common shares (or the DR equivalent) to Mr. Izosimov based on its achieving revenue and performance targets for performance in 2010 and 2011. The Company may repurchase the common shares (or the DR equivalent) issued to Mr. Izosimov under the Agreement if his employment ends for any reason before December 31, 2011.

10.	Segment information

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. The segment data for acquired operations are reflected herein from the date of their acquisitions.

The Management Board of VimpelCom Ltd utilizes multiple views of data to measure segment performance. The Management Board identified Russia mobile, Russia fixed line, CIS mobile, CIS fixed line, Ukraine mobile, Ukraine fixed line and Asia mobile reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Mobile lines include activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet.

The separation of Ukraine mobile and Ukraine fixed line segments (consisting of the operations of VimpelCom’s indirect Ukrainian subsidiaries Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”) as well as Kyivstar operations beginning from April 21, 2010), from CIS mobile and CIS fixed line segments, as well as Asia mobile from “All other” item was made in the second quarter of 2010. Starting second quarter of 2010 VimpelCom also started to consider VimpelCom’s equity in net results of operations of the Company’s associates Morefront Holdings Ltd. and GTEL-Mobile as part of operations of Russia mobile and Asia mobile reporting segments, respectively, as well as VimpelCom’s DVB-T and DVB-H activities were allocated to Russia fixed line and Russia mobile segments, respectively. These amounts were previously reported in the “All other” category. The comparative information for abovementioned changes was retrospectively adjusted.

The “All other” category includes VimpelCom head quarter expenses for the office located in Amsterdam.

The Management Board of VimpelCom uses measurements that are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. The accounting policies of the segments are the same as those of VimpelCom. Management Board evaluates the performance of its segments on a regular basis primarily based on revenue, operating income before depreciation and amortization (“OIBDA”), operating income, income before income taxes and net income attributable to VimpelCom.

Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. Historically intersegment revenues were eliminated in consolidation. Starting from January 1, 2010, VimpelCom’s Management Board changed the approach to intersegment revenues and expenses in a way that operating revenues and operating expenses of Russia mobile and Russia fixed line segments from each other and operating revenues and operating expenses of CIS mobile and CIS fixed line segments from each other are eliminated on the level of a segment, as well as certain expenses and revenues were allocated to allow revenues and expenses related to those revenues to produce financial result within one segment. Headquarter expenses were allocated to appropriate reportable segments. The comparative information was retrospectively adjusted.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

10.	Segment information (continued)

Financial information by reportable segment for the three-month and nine-month periods ended September 30, 2010 and 2009 is presented in the following tables.

Three months ended September 30, 2010:

	Russia	Russia	CIS	CIS Fixed	Ukraine	Ukraine	Asia	All
	Mobile	Fixed Line	Mobile	Line	Mobile	Fixed Line	Mobile	Other	Total

Net operating revenues from external customers	$1,754,731	$332,590	$307,904	$27,996	$386,540	$9,646	$4,983	$—	$2,824,390
Intersegment revenues	2,455	9,643	12,532	12,553	23,479	6,289	5	—	66,955
OIBDA	886,287	101,754	159,451	16,536	240,070	2,110	(8,800)	(19,787)	1,377,621
Operating income	631,494	45,880	81,032	(342)	107,400	(1,524)	(12,510)	(19,867)	831,565
Net income/(loss) attributable to VimpelCom	437,781	20,346	38,187	(3,465)	76,491	(2,123)	(22,340)	(48,975)	495,901
Expenditures for long-lived assets	336,069	46,611	52,835	25,365	47,142	3,865	8,196	—	520,082

Three months ended September 30, 2009:

	Russia	Russia	CIS	CIS Fixed	Ukraine	Ukraine	Asia
	Mobile	Fixed Line	Mobile	Line	Mobile	Fixed Line	Mobile	Other	Total

Net operating revenues from external customers	$1,633,996	$311,502	$254,308	$29,168	$29,531	$14,916	$2,376	$—	$2,275,797
Intersegment revenues	1,435	5,586	5,827	7,803	2,729	9,422	—	—	32,802
OIBDA	895,124	99,547	137,439	17,290	6,441	5,702	(13,208)	—	1,148,335
Operating income/(loss)	635,966	27,698	72,737	(1,390)	(10,118)	1,395	(15,155)	—	711,133
Net income/(loss) attributable to VimpelCom	426,774	30,100	42,227	(4,285)	(40,453)	2,245	(22,111)	—	434,497
Expenditures for long-lived assets	65,587	24,730	14,996	6,587	1,570	1,453	8,231	—	123,154

Nine months ended September 30, 2010:

	Russia	Russia	CIS	CIS Fixed	Ukraine	Ukraine	Asia	All
	Mobile	Fixed Line	Mobile	Line	Mobile	Fixed Line	Mobile	Other	Total

Net operating revenues from external customers	$5,068,077	$963,464	$848,681	$79,664	$689,814	$32,512	$14,939	$—	$7,697,151
Intersegment revenues	5,298	23,029	29,963	33,654	34,431	24,612	5	—	150,993
OIBDA	2,581,238	281,267	432,371	45,124	402,014	14,866	(25,532)	(50,646)	3,680,702
Operating income	1,818,975	109,975	216,954	4,996	152,953	4,870	(35,791)	(50,725)	2,222,206
Net income/(loss) attributable to VimpelCom	1,210,160	(28,257)	94,378	(4,179)	93,760	2,618	(61,053)	(95,309)	1,212,120
Expenditures for long-lived assets	641,283	108,970	141,179	39,901	99,853	15,789	33,955	—	1,080,931

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

10.	Segment information (continued)

Nine months ended September 30, 2009:

	Russia	Russia	CIS	CIS Fixed	Ukraine	Ukraine	Asia
	Mobile	Fixed Line	Mobile	Line	Mobile	Fixed Line	Mobile	Other	Total

Net operating revenues from external customers	$4,507,595	$926,942	$739,248	$91,573	$81,628	$44,100	$3,230	$—	$6,394,316
Intersegment revenues	2,789	14,890	14,741	16,872	4,921	24,371	—	—	78,584
OIBDA	2,436,847	310,900	383,495	50,329	11,362	17,190	(25,495)	—	3,184,628
Operating income/(loss)	1,697,670	135,061	192,572	1,691	(35,131)	6,649	(28,032)	—	1,970,480
Net income/(loss) attributable to VimpelCom	767,561	98,839	71,930	(645)	(68,162)	5,143	(36,276)	—	838,390
Expenditures for long-lived assets	208,261	79,494	40,750	9,193	2,864	5,949	44,794	—	391,305

Information about total assets of each reporting segment as of September 30, 2010 and December 31, 2009 is as follows:

	September 30,	December 31,
	2010	2009

Russia Mobile	$8,621,094	$8,554,209
Russia Fixed line	4,265,160	4,208,967
CIS Mobile	2,836,948	2,367,179
CIS Fixed line	418,092	360,242
Ukraine Mobile	6,513,502	325,368
Ukraine Fixed line	140,716	130,359
Asia Mobile	389,357	558,034
All other	10,725	—

Total assets for reportable segments	$23,195,593	$16,504,358

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

	September 30,	December 31,
	2010	2009

Assets
Total assets for reportable segments	$23,195,593	$16,504,358
Elimination of intercompany balances	(2,149,847)	(1,771,817)

Total consolidated assets	$21,045,746	$14,732,541

In Russia, Kazakhstan and Ukraine, VimpelCom’s revenues from external customers amounted to US$2,087,323, US$194,138 and US$396,184 for the three-months and US$6,033,387, US$531,656 and US$722,324 for the nine-month periods ended September 30, 2010, respectively, and long-lived assets amounted to US$5,111,383, US$679,328 and US$2,568,006 as of September 30, 2010, respectively.

11.	Commitments, contingencies and uncertainties

The economies of the countries in which VimpelCom operates continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

11.	Commitments, contingencies and uncertainties (continued)

The imposition of exchange controls or other similar restrictions on currency convertibility in CIS countries and particularly in Uzbekistan could limit VimpelCom’s ability to convert local currencies in a timely manner or at all. Recent developments in Kyrgyzstan (conditions of political instability and disorders) have severely affected the country’s business and economic environment. Any such restrictions and these developments could have a material adverse effect on VimpelCom’s business, financial condition, results of operations and title to assets owned by Sky Mobile. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in a decline in gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia as well as ruble depreciation. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for Russian companies, which could affect VimpelCom’s financial position, results of operations and business prospects. The crisis may also damage purchasing power of VimpelCom’s customers mainly in the business sector and thus lead to decline in revenue streams and cash generation.

While management believes it is taking appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Telecom licenses capital commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 — 2015 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

In April 2007, VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license. To date all of these conditions have been fulfilled according to the indicated terms and schedule.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

11.	Commitments, contingencies and uncertainties (continued)

Telecom licenses capital commitments (continued)

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. In July 2008, the GSM-900 license was amended with the permission for KaR-Tel to render services in GSM-1800 standard and with the related commitment to cover cities with population of more than 1000 people by December 31, 2012.

URS and GT LLC, VimpelCom’s indirect Ukrainian subsidiaries own GSM licenses. CJSC “URS” owns a GSM-900 and 2 GSM-1800 licenses to operate over the entire territory of Ukraine, which expires in July 2021, October 2020 and December 2020 respectively. GT LLC owns three GSM-1800 licenses to operate over the nearly entire territory of Ukraine (except 3 regions), which expires in July 2014 and May 2021, respectively. In April 2009, the National Commission on Regulation of Telecommunication of Ukraine has amended its regulation establishing so-called “license terms” applicable to all mobile telecommunication network operators licensed in Ukraine.

Under the amendments, Ukrainian mobile telecommunication network operators are obliged to ensure radiofrequency coverage of 90% of cities within one year from the date of issue of respective mobile telecommunication services license, and 80% of all other settlements and major highways - within two years from the same date. In case respective license allows rendering mobile telecommunication services in several regions, each of these requirements shall be fulfilled in each region with an interval of not more than two months. These new capital commitments apply to URS and GT LLC. The commitments should be fully complied with in all regions licensed for use of radiofrequency corresponding to GSM 900/1800 standard as follows: URS — by August 2015 and GT LLC — by October 2014.

Kyivstar, the Company’s subsidiary, met the license terms applicable to all the mobile telecommunication network operators licensed in Ukraine according to the Regulations of the National Commission on Regulation of Telecommunication of Ukraine amended in April 2009 in respect to the minimal mobile network coverage requirements. The existing network coverage is sufficient for minimal network coverage requirements and no material capital expenditures are reasonably expected to be incurred with regards to coverage requirements.

Sky Mobile owns a GSM-900/1800 license to operate over the entire territory of Kyrgyzstan which expires in May 2016 and a 3G (WCDMA/UMTS) license to operate over the entire territory of Kyrgyzstan, which is valid until October 2015. Under the 3G license, from the moment of receipt of corresponding permits to use radio-frequency bands Sky Mobile is primarily obliged to: (a) deploy 3G network in Chuy oblast within two years; (b) deploy 3G network over the entire territory of Kyrgyzstan within 5 years; (c) organize in 100 postal telegraph offices of KyrgyzPost located in the rural areas centers of public access with necessary computer equipment and access to Internet within 2 years; (d) reimburse costs required to clear radio-frequency range from existing radio-electronic equipment in the amount of up to KGS200 million (equivalent to US$4,287 at the exchange rate as of September 30, 2010). To date Sky Mobile is in full compliance with the terms of the 3G license.

Taxation

The taxation systems in the countries in which VimpelCom operates are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2010 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

11.	Commitments, contingencies and uncertainties (continued)

Telecom licenses capital commitments (continued)

On April 30, 2009, the Company’s subsidiary — Sovintel — received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owed an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10,657 (including US$1,184 in fines and penalties) at the exchange rate as of September 30, 2010. Sovintel disagreed with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court satisfied Sovintel’s lawsuit partly in the amount of RUR112 million (including RUR7 million in fines and penalties) which is approximately US$3,684 (including US$230 in fines and penalties) at the exchange rate as of September 30, 2010. The Tax inspectorate could have challenged this part of the court ruling in higher court instances during 3 months after Russian Arbitration court’s decision. Date of filing of an appeal has expired.

The tax authorities have won the amount of RUR212 million (including RUR29 million in fines and penalties) in the Court of Cassation, which is approximately US$6,973 (including US$954 in fines and penalties) at the exchange rate as of September 30, 2010, which was fully accrued as of September 30, 2010 in accordance with ASC 740-10, Income taxes — Overall. The Company challenged such court decision in the Supreme Arbitration Court of the Russian Federation. The Supreme Arbitration Court of the Russian Federation dismissed an appeal.

KaR-Tel litigation

On January 10, 2005, KaR-Tel received an “order to pay” (“Order to Pay”) issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of approximately US$5,168,036 at the exchange rate as of September 30, 2010 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The Order to Pay, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The Order to Pay does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the Order to Pay and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the Order to Pay. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated June 30, 2006, to the Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

11.	Commitments, contingencies and uncertainties (continued)

KaR-Tel litigation (continued)

On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request.

On October 20, 2009, KaR-Tel filed with Sisli 3d Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003 (“Recognition Claim”). On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

On September 28, 2010, Sisli 3d Court of the First Instance in Istanbul reviewed the Recognition Claim and ruled in favor of KaR-Tel recognizing the Kazakhstan Court judgements on the territory of the Republic of Turkey. The court decision is appealable by defendants.

The Company continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim (Note 12).

Kyivstar acquisition

VimpelCom understands that the Antimonopoly Committee of Ukraine (the “AMC”) delivered to Telenor and Altimo notices dated April 22, 2010 informing them that the AMC is reconsidering its March 9, 2010 decision authorizing the acquisition of Kyivstar and OJSC VimpelCom by Telenor and Altimo through VimpelCom Ltd (Note 1). The notice stated that the authorization was suspended until the AMC completed the reconsideration process. VimpelCom understands that the relevant parties are cooperating with the AMC. On October 19, 2010, the AMC confirmed its March 9, 2010 authorization of the acquisition.

Other litigations

Since November 2006, the Chief Executive Officer and directors of the Company have received several letters from OJSC Mobile TeleSystems (“MTS”) and its representatives claiming that Sky Mobile’s Kyrgyz telecom business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that the Company not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that MTS will take any and all legal action necessary against the Company in order to protect MTS’s interest in Bitel and Bitel’s assets. As of the date hereof, management is not aware of any pending legal action against the Company in connection with this matter except for the litigation against Sky Mobile discussed in the paragraph below.

The Company started to consolidate Sky Mobile from January 1, 2010 (Notes 1 and 3). Sky Mobile is a defendant in litigation in the Isle of Man. The litigation was brought by affiliates of MTS against Sky Mobile and affiliates of Altimo and alleges that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of interest in the equity of Bitel prior to the asset sale between Sky Mobile and Bitel and that Bitel shares and Sky Mobile assets were misappropriated. The legal proceedings in this matter are pending. At this time the Company is unable to assess the likelihood of the ultimate outcome of this litigation and its effect on the Company’s operating results and financial position.

The Federal Anti-Monopoly Service of Russia (“FAS”) started legal proceedings against VimpelCom, MTS and Megafon about their alleged violation of anti-monopoly legislation by charging artificially high prices for roaming services. On October 22, 2010, FAS released its conclusion that VimpelCom violated certain provisions in

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

11.	Commitments, contingencies and uncertainties (continued)

Other litigations (continued)

the Federal Law “On the Protection of Competition” in respect of its roaming services. VimpelCom does not believe that it is in violation of the anti-monopoly legislation but if its roaming tariffs are found to violate applicable legislation, the Company could face certain fines of up to 15% of the revenue from the services provided in violation of the legislation. At this stage, the Company evaluates this risk as probable. VimpelCom accrued a loss contingency in the amount of RUR68.5 million (equivalent to US$2,254 at the exchange rate as of September 30, 2010) in relation to this claim. These amounts were included in other (expenses)/income for the three and nine months ended September 30, 2010 in the accompanying consolidated statements of income. The related liability in the amount of RUR68.5 million (equivalent to US$2,254 at the exchange rate as of September 30, 2010) was reflected as short-term accrued liabilities in the balance sheet as of September 30, 2010.

At the complaint from OJSC MGTS, the FAS started legal proceedings against VimpelCom about its alleged violation of anti-monopoly legislation by tying counterparties with traffic agreements containing disadvantageous prices in Moscow. On May 19, 2010, FAS found the activities of VimpelCom to be in violation of anti-monopoly legislation. VimpelCom does not believe that it is in violation of the anti-monopoly legislation and has appealed the FAS decision. The Company does not believe that an unfavorable outcome of this case is probable and no amounts have been accrued in these financial statements in relation to this claim. However, fines for violation of the anti-monopoly legislation can reach 15% of the revenue from the services provided in violation of the legislation and VimpelCom’s reasonable estimate of this fine is a range between RUR58.5 million (or US$1,944 at the exchange rate as of September 30, 2010) and RUR877.4 million (or US$29,157 at the exchange rate as of September 30, 2010.

On April 18, 2008, Global Undervalued Securities Master Fund, L.P. (“Global Undervalued”), timely filed a petition in a Delaware court demanding appraisal of its approximately 1.4 million shares of Golden Telecom which it did not tender in the tender offer pursuant to which VimpelCom acquired Golden Telecom. On April 23, 2010, the court determined the fair value of Golden Telecom shares to be US$125.49 per share. Interest was applied for a period from February 28, 2008 to the date of payment. VimpelCom accrued an additional loss contingency in the amount of US$52,733 in relation to cash rights for shares of Golden Telecom. These amounts were included in other (expenses)/income for nine months ended September 30, 2010 in the accompanying consolidated statements of income.

In June 2010, Golden Telecom and Global Undervalued entered into an agreement pursuant to which in July 2010 Golden Telecom paid to Global Undervalued US$165,542 based on the US$105.00 per share tender offer price and interest, partially repaying the liability. Pursuant to the agreement, in July 2010 Golden Telecom deposited US$33,222 into an escrow account, reflecting it in other current assets as of September 30, 2010.

Golden Telecom, Inc. filed a notice of appeal and which is pending. Petitioners in the case have since filed a cross-appeal of the judgment. All payments already made remain subject to the final resolution of this matter and Golden Telecom may be required to make additional payments to Global Undervalued should the court rule in favor of Global Undervalued’s cross-appeal

The Magadan Regional Department of Roskomnadzor (Federal Supervision Agency for Information Technologies and Communications) has commenced administrative proceedings against VimpelCom. The alleged violation consisted of provision of 2G communications services in Magadan Region after the withdrawal of the license. On May 12, 2010, a judgment was passed on the imposition of sanctions against VimpelCom in the form of a fine of 40,000 rubles (equivalent to US$1.3 as of May 12, 2010). VimpelCom filed an appeal. The hearings on the appeal are scheduled for August 18, 2010. On August 18, 2010, the decision of the court of first instance was upheld without any changes.

On May 14, 2010, the Antimonopoly Agency of Kazakhstan (“the Agency”) initiated an investigation of the alleged breach of antimonopoly laws of Kazakhstan by all three Kazakhstan GSM-operators (KaR-Tel LLP

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

11.	Commitments, contingencies and uncertainties (continued)

Other litigations (continued)

(TM Beeline)), GSM Kazakhstan OAO Kazakhtelecom LLP (TM KCell, Active), and Mobile Telecom Systems LLP (TM Neo)), by abuse of dominant position through infringement of consumers’ rights by way of determination of a threshold (minimal) amounts of money on consumer’s account required for rendering (switching on and off) roaming services (“the Threshold Amounts”). Further, the Agency decided to consider investigations, jointly with FAS, of Kazakhstan antimonopoly law breaches with respect to all the three Kazakhstan GSM-operators, including KaR-Tel, as well as operators-partners in the Russian Federation on indications of anticompetitive concerted actions and agreements as to establishing and (or) price maintenance as well as use of per-minute step of tariffication. The Agency also decided to make a proposal to the Ministry of Telecommunications and Information of Kazakhstan as to earlier transfer to per-second tariffication for roaming services (date determined by law is January 1, 2012), and to conduct an evaluation of roaming tariffs.

On June 21, 2010, the Agency completed the part of its investigation related to the Threshold Amounts and alleged that all three Kazakhstan GSM-operators abused their dominant position through infringement of customers’ lawful rights by way of establishing the Threshold Amounts, being establishing of minimal amounts on user’s account to switch on roaming services for prepaid and postpaid users in off-line roaming, and switching off roaming services when a user occurs negative balance on the consumer’s account.

On July 3, 2010, the Agency initiated an administrative procedure with respect to all the three Kazakhstan GSM operators, including KaR-Tel, and issued the protocol on administrative offence (“the Protocol”). The Agency filed with the Administrative Court a claim based on the Protocol. The Company estimates KaR-Tel’s share of administrative fines amounting to KZT 11.6 billion (the equivalent to US$78,646 at the exchange rate as of July 3, 2010). The Agency plans to continue another part of investigation — with respect to concerted actions of Kazakhstan and Russian GSM-mobile operators on establishing and/or preservation of tariffs (“Concerted Actions Investigation”). KaR-Tel believes that the claim of the Agency is without merits and intends to protect its rights and lawful interest in courts of Kazakhstan. On July 16, 2010, KaR-Tel filed a claim to recognize as illegal and annul the acts of the Agency, which have served as a procedural basis for the Protocol. No provisions were made in relation to this case in the accompanying condensed consolidated financial statements (Note 12).

A lawsuit was filed by the State Property Committee (Federal Agency for Management of the State Property) against Sovintel seeking eviction from the premises (about 4,000 sq.m) at Krasnokazarmennaya Street, where its Data Center and equipment are currently located. In substantiation of its claim the plaintiff asserts that the lease agreement between Sovintel and FGUP VEI is void, since it was entered into without a consent of the owner (the State Property Committee) to lease such premises. Hearings of the case are scheduled for January 17 and 25, 2011. Management evaluates the risk of an adverse outcome of this lawsuit as probable. No amounts have been accrued in these financial statements in relation to this claim due to immateriality, but in case of an adverse decision of the court, eviction of Sovintel from the premises may cause interruption of the work of the equipment (fixed-line network) that could have a negative impact on the future results of operations of the Company commencing the period when such interruption occurs.

Other commitments

On August 13, 2008, the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2009 and 2008, the Company made 0.5% and 12% of its total purchase installment contemplated by the agreement, respectively. During the nine month period ended September 30, 2010 the Company made 5.85% of its total purchase installment contemplated by the agreement with Apple.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

11.	Commitments, contingencies and uncertainties (continued)

Other commitments (continued)

On September 16, 2009, VimpelCom signed an agreement for the acquisition of a 78% stake in Millicom Lao Co., Ltd., a mobile telecom operator with operations in the Lao PDR (“Millicom Lao”), from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22% of Millicom Lao is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao of US$102,000.

On March 31, 2010, Millicom Holding B.V. sent notice to Vimpelcom that VimpelCom had not completed the agreement to acquire Millicom Holding B.V.’s 74.1% holding in Millicom Lao despite all conditions precedent having been met. The notice also stated that Millicom Holding B.V. reserved its rights under the terms of the agreement, including the right to seek compensation for any loss of value and indicated its intention to proceed with the sale of its Laos operation. The transaction has not yet been closed by VimpelCom due to absence of endorsement from the Lao government. VimpelCom is continuing to seek such endorsement, however there is no assurance that it will receive the endorsement and complete the transaction.

12.	Subsequent events

The Company evaluated subsequent events up to December 2, 2010, the date VimpelCom’s Financial Statements were available to be issued.

Transaction with Weather

On October 4, 2010, the Company and Weather Investments S.p.A (“Weather”) signed an agreement to combine their two groups (the “Transaction”). Closing of the Transaction is subject to conditions precedent, including, among others, receipt of consents required under competition or anti-trust laws in certain jurisdictions; receipt of corporate approvals, including board approvals; approval from the Company’s shareholders for the issuance of Company shares in connection with the Transaction and any other required matters; financing; and execution of a binding shareholders’ agreement between Altimo or its affiliates, Telenor or its affiliates and Weather shareholders. If a condition precedent cannot be met, the agreement can be terminated.

At the closing of the Transaction, the Company will own, through Weather, 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”) and 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”). Under the terms of the Transaction, Weather shareholders will contribute to VimpelCom their shares in Weather in exchange for consideration consisting of 325,639,827 newly issued VimpelCom common shares, approximately US$1,800,000 in cash and certain assets that will be demerged from Orascom Telecom and from Wind Italy. The Weather interests in these assets, which principally comprise Orascom Telecom’s investments in Egypt and North Korea, will be transferred to the current Weather shareholders. Wind Hellas Telecommunications S.A. in Greece is entirely excluded from the Transaction.

The Company shares to be issued to Weather shareholders at the closing of the Transaction will represent a 20.0% economic interest and a 18.5% voting interest in the enlarged VimpelCom group.

The terms of the signed agreement were unanimously approved on October 3, 2010 by both the Company’s Supervisory Board and the Weather Board of Directors.

Roaming litigations in Kazakhstan

On October 25, 2010, the Kazakhstan Antimonopoly Agency (the “Agency”) completed the Concerted Actions Investigation and reclassified alleged concerted actions of KaR-Tel and other Russian and Kazakhstan GSM-operators into establishing of monopolisticly high tariffs. On November 3, 2010, the Agency initiated an administrative procedure and issued a new protocol on administrative offence, according to which the Agency has

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

12.	Subsequent events (continued)

Roaming litigations in Kazakhstan (continued)

found KaR-Tel and the other two Kazakhstan GSM-operators liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs (“the New Protocol”). Under Kazakhstan laws, the Agency should lodge the New Protocol into administrative court, and the court is to review the matter and to decide on the merits and on appicable fines. While the Company does not agree with the New Protocol and intends to challenge it, the ultimate resolution of this matter could result in a loss of KZT 9.9 billion (equivalent to US$67,087 as of November 3, 2010) in excess of the amount accrued.

As to the litigation related to the Protocol alleging as illegal KaR-Tel’s acts on establishing of the Threshold Amounts, on October 19, 2010 the Interregional Economic Court of Astana has ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol. The decision has not come into force and is appealable by the Agency within 15 days after receipt thereof by the Agency. On November 15, 2010 KaR-Tel has received copy of the Agency’s appeal on the decision.

On November 23, 2010 KaR-Tel LLP has filed a claim with Astana Interregional Economic Court against the Agency requesting the Court to recognize illegal and to annul acts of the Agency preceeding the New Protocol.

KaR-Tel litigation

On October 25, 2010, the 4th Administrative Court of Istanbul reviewed KaR-Tel’s petition to annul the Payment Order and has ruled in favor of KaR-Tel. The Court has recognized the Order to Pay as illegal and annulled it. The court decision is appealable by the Fund.

Sky Mobile

On October 20, 2010, the Company exercised the first call option to acquire 50.1% of the issued share capital of Menacrest (Note 3). The remaining 49.9% of Menacrest is owned by Crowell. On the same date the pledge over 100% of Menacrest shares was released by the Company and Management Agreement terminated.

The purchase price for the acquisition is US$150,300, which has been set off against part of the debt of Crowell to the Company under the Crowell Loan Agreement.

Other subsequent events

On October 8, 2010 VimpelCom fully repaid before maturity the outstanding balance including the accrued interest under the one-year Bridge Facility Agreement with four international banks: Barclays, BNP Paribas, Citibank N.A., London Branch and The Royal Bank of Scotland N.V, in the aggregate amount of US$470,160.

On October 15, 2010 VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest, under its unsecured loan agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc, Sumitomo Mitsui Banking Corporation Europe Limited and WestLB AG, London Branch as mandated lead arrangers and bookrunners and Standard Bank Plc as agent signed on October 15, 2008 in an aggregate amount of EUR333 million (equivalent to US$469,381 at the exchange rate as of October 15, 2010).

On October 19, 2010, VimpelCom issued Russian ruble-denominated bonds through LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, in an aggregate principal amount of RUR20,000 million which is the equivalent of approximately $655,000 at the exchange rate of Central Bank of Russia as of October 19, 2010. The bonds have a five-year maturity and bear an annual interest rate of 8.3%. Interest will be paid semiannually. No early redemption rights were granted. The proceeds of the offering will be used for financing development and expansion of VimpelCom’s core business.

VimpelCom Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(Amounts presented are in thousands of US dollars unless otherwise indicated)

12.	Subsequent events (continued)

Other subsequent events (continued)

As of October 25, 2010, Sovintel fully exercised a SWAP under its Interest Rate SWAP agreement with Citibank (Note 4).

On October 27, 2010 VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest, under unsecured loan agreement with banks, financial institutions and other institutional lenders as lenders, Citibank, N.A. London Branch and ING Bank N.V. as mandated lead arrangers, and Citibank International plc as agent signed by EDN Sovintel on January 25, 2007 in an aggregate amount of US$127,776.

On November 15, 2010, VimpelCom Ltd.’s Supervisory Board declared the payment of an interim dividend of US$0.46 per American depositary share (“ADS”) amounting to a total interim dividend payment of approximately US$600,000. Each ADS represents one common share. The interim dividend is being paid in accordance with VimpelCom’s dividend policy.

The record date for the Company’s shareholders entitled to receive interim dividends has been set for November 29, 2010. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary. The dividend will be paid by the Company before December 31, 2010.

On November 22 and on November 30, 2010, VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest, under the Amended and restated Agreement, dated February 24, 2004 and November 3, 2005, with Svenska Handelsbanken AB (publ) in the amount of US$69,700 and US$99,750, respectively.

WIND TELECOM S.p.A.

Unaudited Consolidated Interim Financial Statements	F-33
Unaudited Consolidated Income Statement for the nine-month periods ended September 30, 2010 and 2009	F-34
Consolidated Statement of Comprehensive Income for the nine-month periods ended September 30, 2010 and 2009	F-35
Unaudited Consolidated Statement of Financial Position as of September 30, 2010 and December 31, 2009	F-36
Unaudited Consolidated Cash Flow Statement for the nine-month periods ended September 30, 2010 and 2009	F-37
Unaudited Statement of Changes in Consolidated Equity for the nine-month periods ended and as of September 30, 2010 and 2009	F-38
Notes to the Unaudited Consolidated Interim Financial Statements	F-39

Audited Consolidated Financial Statements	F-100
Audited Consolidated Financial Statements	F-164
Report of Auditors	F-165
Consolidated Statement of Financial Position as of December 31, 2009 and 2008	F-168
Consolidated Income Statement for the years ended December 31, 2009 and 2008	F-169
Consolidated Statement of Comprehensive Income for the years ended December 31, 2009 and 2008	F-170
Consolidated Cash Flow Statement for the years ended December 31, 2009 and 2008	F-171
Statement of Changes in Consolidated Equity for the years ended and as of December 31, 2009 and 2008	F-172
Notes to the Consolidated Financial Statements	F-173

CONSOLIDATED INCOME STATEMENT

		2010	2009	2010	2009
	Note	9 Months	9 Months	III Quarter	III Quarter
	(Millions of euro)

Revenue	6	7,179	7,094	2,450	2,371
Other revenue	7	107	136	22	26

Total revenue		7,286	7,230	2,472	2,397

Purchases and services	8	(3,772)	(3,719)	(1,266)	(1,198)
Other operating costs	9	(241)	(213)	(90)	(75)
Personnel expenses	10	(496)	(478)	(158)	(153)

Operating income before depreciation and amortization, reversal of impairment losses/impairment losses on non-current assets and gains/losses on disposal of non-current assets		2,777	2,820	958	971

Depreciation and amortization	11	(1,384)	(1,413)	(468)	(438)
Reversal of impairment losses/(impairment losses) on non-current assets	12	(808)	(1,536)	(6)	(4)
Gains (losses) on disposal of non-current assets		19	2	21	4

Operating result		604	(127)	505	533

Finance income	13	128	281	(7)	83
Finance expense	13	(1,338)	(1,379)	(419)	(586)
Share of profit (losses) of equity accounted investees	14	(63)	(15)	(12)	(7)
Foreign exchange gains (losses), net	15	(63)	8	72	57

Profit (loss) before tax		(732)	(1,232)	139	80

Income tax	16	(252)	(435)	(104)	(176)

Profit (Loss) from continuing operations		(984)	(1,667)	35	(96)

Profit (Loss) from discontinued operations	5	699	97	630	32

Profit (Loss) for the period		(285)	(1,570)	665	(64)

Non-controlling interests		363	153	343	63

Profit (Loss) for the period attributable to owners of the parent		(648)	(1,723)	322	(127)

Earnings per share (in euro)		(0.95)	(2.54)	0.47	(0.16)

Basic
Continuing operations		(1.48)	(2.61)	(0.01)	(0.18)
Discontinued operations		0.53	0.07	0.48	0.02

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

		2010	2009
	Note	9 Months	9 Months
	(Millions of euro)

Profit (Loss) for the period		(285)	(1,570)

Other comprehensive income
Exchange differences on translating foreign operations		(56)	(89)
Available-for-sale financial assets		(1)	0
Cash flow hedges	19	45	(180)
Other		82	(4)
Income tax relating to components of other comprehensive income	23	(20)	52

Other comprehensive income for the period, net of tax		50	(221)
Total comprehensive income for the period		(235)	(1,791)

Total comprehensive income attributable to:
Owners of the parent		(606)	(1,902)
Non-controlling interests		371	111

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

		At September 30,	At December 31,	At January 1,
	Note	2010	2009 (Restated)	2009 (Restated)
	(Millions of euro)

Assets
Property, plant and equipment	17	6,803	7,577	7,720
Intangible assets	18	9,287	10,554	12,269
Financial assets	19	1,088	866	517
Investments accounted for using the equity method	5	766	0	0
Deferred tax assets	20	394	466	588

Total non-current assets		18,338	19,463	21,094

Inventories		60	77	101
Trade receivables		1,784	1,796	1,738
Financial assets	19	63	101	124
Current tax assets		141	104	98
Other receivables	21	832	463	580
Cash and cash equivalents	22	1,097	1,733	1,196
Non-current assets classified as held for sale	5	0	78	1

Total current assets		3,977	4,352	3,838

Total assets		22,315	23,815	24,932

Equity and Liabilities
Equity	23
Issued capital		565	565	503
Share premium reserve		3,289	3,295	3,196
Legal reserve		118	118	117
Reserves and Retained earnings or losses carried forward		(5,118)	(4,461)	(3,519)

Equity attributable to owners of the parent		(1,146)	(483)	297

Non-controlling interests		858	290	219

Total Equity		(288)	(193)	516

Liabilities
Financial liabilities	24	13,958	16,825	17,697
Employee benefits		71	70	69
Provisions		217	279	233
Other non-current liabilities		94	104	169
Deferred tax liabilities	20	1,115	1,112	1,217

Total non-current liabilities		15,455	18,390	19,385

Financial liabilities	24	3,418	1,343	747
Trade payables		2,326	2,766	2,809
Other payables		1,213	1,323	1,183
Tax payable		191	148	292
Liabilities directly associated with non-current assets classified as held for sale	5	0	38	0

Total current liabilities		7,148	5,618	5,031

Total liabilities		22,603	24,008	24,416

Total Equity and Liabilities		22,315	23,815	24,932

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

CONSOLIDATED CASH FLOW STATEMENT

	2010	2009
	9 Months	9 Months
	(Millions of euro)

Cash flows from operating activities
Profit (loss) for the period	(285)	(1,570)
Adjustments to reconcile the profit/(loss) for the period with the cash flows from/(used in) operating activities
Depreciation, amortization and (reversal of impairment losses)/impairment losses on non-current assets	2,258	3,041
(Gains) losses from repurchase of financial liabilities	0	(121)
Exchange rate differences	(245)	222
Net change in provisions and employee benefits	(61)	37
(Gains) Losses on disposal of non-current assets	(19)	(2)
(Gain) loss from discontinued operation	(699)	0
Share of profit (loss) of equity accounted investments	(63)	(15)
Changes in current assets	15	159
Changes in current liabilities	175	(223)

Net cash from (used in) operating activities	1,076	1,528

Cash flows from investing activities
Acquisition of property, plant and equipment	(811)	(935)
Proceeds from sale of property, plant and equipment	78	11
Acquisition of intangible assets	(194)	(252)
Advances and loans made to associates and other parties	(194)	(107)
(Acquisition)/Disposal of financial assets	5	(51)
Net proceeds from Mobinil/ECMS transaction	193	0

Net cash from (used in) investing activities	(923)	(1,334)

Cash flows from financing activities
Changes in loans and bank facilities	(1,011)	(331)
Proceeds from capital increase	0	10
Dividends paid	(44)	(48)
Changes in other financial assets and liabilities	(9)	(59)
Transactions on OTH’s shares	275	92

Net cash from (used in) financing activities	(789)	(336)

Net cash flows for the period	(636)	(142)

Cash and cash equivalents at the beginning of the period	1,733	1,196

Cash and cash equivalents at the end of the period	1,097	1,054

ADDITIONAL INFORMATION ON THE CONSOLIDATED CASH FLOW STATEMENT

	2010	2009
	9 Months	9 Months
	(Millions of euro)

Income tax paid	206	419
Interest expense paid	1,193	1,022
Interest received on hedging derivative instruments	249	122

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

	Equity Attributable to Owners of the Parent
					Equity
				Reserves/	Attributable
		Share		Retained	to Owners	Non-
	Issued	Premium	Legal	Earnings/(Losses	of the	Controlling	Total
	Capital	Reserve	Reserve	Carried Forward)	Parent	Interests	Equità
	(Millions of euro)

Balances at January 1, 2009	503	3,196	117	(3,519)	297	219	516

Total comprehensive income for the period:	0	0	0	(1,902)	(1,902)	111	(1,791)
— Profit (loss) for the period				(1,723)	(1,723)	153	(1,570)
— Translation differences				(39)	(39)	(50)	(89)
— Cash Flow hedge				(135)	(135)	7	(128)
— Other movements				(5)	(5)	1	(4)
Transactions with equity holders:	62	99	0	(76)	85	(38)	47
— Share capital increase (decrease)	62	99			161		161
— Payment into the reserve for future capital increases				(151)	(151)		(151)
— Dividends					0	(48)	(48)
— Transactions on OTH’s shares				62	62	30	92
— Other movements				13	13	(20)	(7)

Balances at September 30, 2009	565	3,295	117	(5,497)	(1,520)	292	(1,228)

Balances at January 1, 2010	565	3,295	118	(4,461)	(483)	290	(193)

Total comprehensive income for the period:	0	0	0	(606)	(606)	371	(235)
— Profit (loss) for the period				(648)	(648)	363	(285)
— Translation differences				(29)	(29)	(27)	(56)
— Fair value on AFS				(1)	(1)	0	(1)
— Cash Flow hedge				35	35	(2)	33
— Other movements				37	37	37	74
Transactions with equity holders:	0	(6)	0	(51)	(57)	197	140
— Dividends		(50)			(50)		(50)
— Transactions on OTH’s shares				(4)	(4)	279	275
— Other movements		44		(47)	(3)	(82)	(85)

Balances at September 30, 2010	565	3,289	118	(5,118)	(1,146)	858	(288)

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

1  WEATHER INVESTMENTS GROUP

Weather Investments SpA (hereafter also “Weather”, the “Parent” or the “Company”) is a joint stock company with registered office in Via dei Due Macelli, 66 and administrative offices in Via Cesare Giulio Viola 48, Rome, Italy.

At the date of the preparation of these consolidated financial statements the Company was held for 67.02% by Weather Investments II Sàrl, controlled by companies owned by the Sawiris family, by the subsidiary WIND Acquisition Holdings Finance SpA Holding for 7.76%, institutional investors holding for 21.61% and other investors holding for 3.61%.

Weather Investments SpA and its subsidiaries (hereafter the “Group” or the “Weather Group”) operate in the telecommunications sector, principally in Italy, Greece and the emerging markets of North Africa, the Middle East and Asia, through the three sub-groups WIND Telecomunicazioni (hereafter the “WIND Group”), Orascom Telecom (hereafter the “OTH Group”) and WIND Hellas Telecommunications (hereafter the “WIND Hellas Group”). More specifically:

•	the WIND Group operates in Italy in the telecommunications services sector under the “Infostrada” and “WIND” brands (fixed-line and mobile telephony services) and services through its subsidiaries ITnet Srl and Italia OnLine Srl under the “Libero” brand (internet services). The WIND Group managed an international long distance network through the group controlled by WIND International Services SpA;

•	the OTH Group operates mainly in the mobile telecommunication services sector in the following countries: Algeria (Djezzy), Pakistan (Mobilink), Tunisia (Tunisiana), Bangladesh (Banglalink), Zimbabwe (Telecel Zimbabwe), Burundi, the Central African Republic (through the subsidiary Telecel Globe), the Democratic Republic of North Korea (Koryolink) and Canada (Globalive);

•	the WIND Hellas Group operates in Greece as an integrated operator in the fixed and mobile telecommunications services sector and also in the internet sector. It should be noted that during October 2010, the first phase of the debt restructuring process has been concluded determining the selection of the preferred bidder for WIND Hellas (as better described in note 1.2). Consequently, starting from the fourth quarter of 2010, WIND Hellas is no longer controlled by the Weather Group, and will be deconsolidated accordingly.

At September 30, 2010, the Weather Group recorded a negative equity of €1,146 million as a consequence of the loss for the period equal to €648 million. This loss has been influenced by the one-off event such as the impairment losses equal to €772 million recognised by the WIND Hellas Group following the impairment test performed on goodwill booked in its assets (see note 12 and 18). This change has been partially offset by the significant gain of €699 million (of which €362 million related to the group) realized by OTH Group in the third quarter of 2010, as per the sale signed with France Telecom about the change in governance relating to the investments in ECMS and Mobinil.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following chart sets out the structure of the Weather Group and its three main operating groups at September 30, 2010.

The following chart sets out the structure of the subgroup headed by WIND Acquisition Holdings Finance SpA at September 30, 2010.

(*) With effective date April 1, 2010, Mondo Wind srl and Phone srl merged and constitued Wind Retail srl, fully owned by Wind

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following chart sets out the structure of the subgroup headed by Orascom Telecom Holdings SAE at September 30, 2010.

The following chart sets out the structure of the subgroup headed by Weather Finance I Sarl and Hellas Telecommunications Sàrl at September 30, 2010.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

1.1  Extraordinary transactions involving the Weather Investments Group

a)	The VimpelCom transaction

On October 4, 2010, VimpelCom Ltd and Weather Investments SpA signed an agreement to merge the two groups creating the world’s fifth largest mobile telecommunications carrier in terms of subscribers.

At the closing of the Transaction, VimpelCom will indirectly own, through Weather, 51.7% of Orascom Telecom Holding SAE and 100% of WIND Telecomunicazioni SpA. Under the terms of the Transaction, Weather’s shareholders will contribute to VimpelCom their shares in Weather in exchange for a consideration consisting of 325,639,827 newly issued VimpelCom common shares, USD 1.8 billion in cash and certain assets that will be demerged from Orascom Telecom and from Wind Italy.

Weather’s interests in these assets, which principally comprise Orascom Telecom’s investments in Egypt and North Korea and WIS and Libero portal operations in Italy, will be transferred to the current Weather shareholders.

At the closing of the Transaction, Weather’s current shareholders will have an investment in the new Vimpelcom Group, whose presence will be extended in Europe, Asia, Africa and North America.

The Transaction is subject to certain closing conditions, including: (i) the receipt of consents required under competition or anti-trust laws in certain jurisdictions; (ii) the receipt of corporate approvals, including board approvals; (iii) shareholder approval for the issuance of shares in connection with the transaction and any other required matters; (iv) financing; (v) the preparation of a binding shareholders’ agreement among existing shareholders of VimpelCom and Weather; and (vi) agreement on the structure and timing of the spin-off transactions.

Under the share sale and exchange agreement, final board and shareholder approvals for the Transaction are required to be obtained from both companies. It is expected that the VimpelCom EGM will occur before the year end with receipt of regulatory approvals and completion of the Transaction expected in the first quarter of 2011. The demergers should be completed by the third quarter of 2011.

b)	Reserves distribution by Weather Investments SpA

At an ordinary general meeting held on May 29, 2010, the shareholders of the Parent approved the distribution of dividends, through distributable reserves, for an overall amount equal to €50 million (equal to about €0.063 per share).

c)	Weather Warrants Regulation

In accordance with the Weather Warrants Regulations, the holders of warrants could have exercised their warrants to subscribe a certain number of shares of Weather Investments SpA from April 1, 2006 to August 11, 2010. The warrant exercise period expired with no warrants holders having exercised their rights for the shares. Therefore, the warrants reserve created by the March 13, 2007 resolution of the shareholders of Weather Investments SpA in connection with the exercise of warrants (now equal to €44 million) has expired, together with the warrants exercise period. The warrants reserve was initially created with funds from the share premium reserve. The warrants reserve has been allocated back within the share premium reserve.

d)	OTH’s share capital increase

On January 13, 2010, Orascom Telecom Holding SAE announced that it will increase its share capital to further strengthen the Company’s financial position and ensure the OTH’s liquidity necessary to meet the OTH Group’s financial requirements should there be no immediate resolution of the previously announced tax dispute in Algeria, and for general corporate purposes.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The Company offered up to 4,356,590,515 new ordinary shares equal to 871,318,103 new Global Depositary Receipts. In the subscription period started January 31, 2010 until March 1, 2010, a total number of 4,342,083,487 ordinary shares were subscribed.

Following the approval of the Egyptian Financial Services Authority, a new subscription period started on March 7, 2010 until March 10, 2010 during which the remaining 14,507,028 ordinary shares were subscribed. The subscription price was 1 EGP per new share.

Weather Capital Special Purpose 1 SA and Weather Capital Sàrl subscribed respectively no. 435,673,425 GDRs and 14,455,000 GDRs, therefore, subsequent to this share capital increase the subsidiaries held a stake in OTH equal to 50.17% and 1.66% respectively.

Following the above-mentioned transaction, the Weather Group’s majority holding in the OTH Group is equal to 51.83% at September 30, 2010 (51.89% at December 31, 2009).

1.2  Greek Group situation

• Restructuring process

The economic trend of the first nine months of 2010 shows a further worsening in respect of that of 2009 which was already characterized by a marked contraction in the results of the WIND Hellas Group due to three factors, namely: a reduction in prices as a consequence of market competition, the regulatory reduction in interconnection tariffs and the economic crisis; and despite a first quarter in line with the budget forecast, starting from the second quarter of 2010, the WIND Hellas Group has experienced a severe impact on its business caused by the macro-economic conditions in Greece, the government’s austerity measures and the highly competitive market environment.

In early June 2010, the subsidiary initiated discussions with certain creditors including lenders under the Revolving Credit Facility (RCF), counterparties under the Hedging Agreements and advisors to an ad-hoc committee of senior secured floating rate notes holders representing a majority in principal amount of the Senior Secured Floating Rate Notes (“Noteholder Committee”) to address the critical financial situation faced by the subsidiary.

Following such discussions, WIND Hellas negotiated the terms of a standstill agreement (the “Standstill Agreement”), the purpose of which was to enable the WIND Hellas Group to stabilize its liquidity position while it pursues a sale or other restructuring alternatives which would create a sustainable capital structure on a long-term basis. At June 30, 2010, WIND Hellas Group reached an agreement with approximately 88% of the Revolving Credit Facility Lenders, 100% of the Hedging Banks and Note holders representing approximately 48% of the aggregate principal amount of the Senior Secured Notes (on July 20, 2010, note holders representing approximately 80.6% of the aggregate principal amount of the Senior Secured Notes had acceded to the Standstill Agreement), which allowed it to take a number of actions to materially improve its liquidity position and stabilise its capital structure while it conducts a strategic review of alternatives to address its capital structure in the long term. This agreement remained in place until November 5, 2010 unless terminated early in accordance with its terms.

Material highlights of the Standstill agreement between WIND Hellas and its revolving credit facility lenders, hedging banks and senior secured note holders were:

•	The suspension of amortization payments under the RCF, interest payments to the senior secured note holder, and settlement payments under the swap agreements;

•	The suspension of the rights consenting creditors to take certain actions in relation to certain defaults and cross-defaults occurring in relation to the RCF, the Hedging Agreements and the Senior Secured Notes during the period ending on 5 November 2010, in which the Standstill Agreement is effective.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The WIND Hellas Group also announced the details of a strategic review to ensure its continued long term success. This included soliciting offers to acquire WIND Hellas or to make an investment in the company in connection with a restructuring of its debt.

In accordance with the Standstill Agreement, the following key milestones were agreed and have, or will be, reached:

•	on July 1, 2010, the Group announced the details of a strategic review to ensure its continued long term success. This included soliciting offers to acquire WIND Hellas and/or an investment in WIND Hellas in connection with a restructuring of its debt. The process was concluded on October 14, 2010;

•	Mike Corner-Jones of Alvarez and Marsal has been appointed as Chief Restructuring Officer to the Board of WIND Hellas and as an independent director on the board of Weather Finance III and its subsidiaries to work alongside the current directors, management and the Group’s advisors to implement the Group’s restructuring plan.

Furthermore, in the mentioned restructuring process, the following timetable was planned:

•	Invite expressions of interest launched on July 5, 2010

•	first round bids: on July 31, 2010

•	second round bids: on September 15, 2010

•	Preferred bidder selected or entry into a restructuring term sheet: on October 14, 2010

Completion of first round bids

On August 2, 2010, the Group announced that in accordance with such timetable agreed with its creditors under the Standstill Agreement, it has received preliminary expressions of interest from a number of potential investors thus completing the first stage of the process to review strategic alternatives, which includes the potential sale of the business.

The Group has instructed its financial advisor, Morgan Stanley, to begin the second stage of the process which included the submission of final offers by September 15, 2010.

The process was completed by mid October 2010. The Group is currently taking all the necessary steps to implement the binding offer of the preferred bidder as quickly as practicable. The process should be presumably concluded by December 2010.

For the subsequent events, please refer to note 30.

• Accounting treatment

Following the restructuring process, the financial information of the Weather Finance I Group and Weather Finance II Group as of and for the nine-month period ended September 30, 2010 has been prepared on a going concern basis, waiting for the possible future developments of these entities. Also the financial information of the operating company WIND Hellas as of and for the nine-month period ended September 30, 2010 has been prepared on a going concern basis, assuming that it will have sufficient financial and capital resources to meet its financial and operating requirements for the foreseeable future based on the outcome of the process as disclosed in note 30. However, the WIND Hellas ability to continue as a going concern is strongly dependent on the conclusion of the binding offer previously mentioned.

It should be noted that the financial information of Weather Finance III, Hellas Telecommunications III SCA, Hellas Telecommunications IV Sarl, Hellas Telecommunications V SCA and Hellas Telecommunications VI Sarl

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

has been presented on a non-going concern basis, as for such entities a possible bankruptcy procedure will be started.

Furthermore, the Weather Group consolidated interim financial statements as of and for the nine-month period ended September 30, 2010 have been prepared considering the Hellas Group financial information (with respect to the holding companies Hellas Telecommunications Sarl, Hellas Telecommunications I Sarl, Hellas Telecommunications Limited and Hellas Telecommunications Finance SCA) presented on a non-going concern basis. The relevant decision has been triggered by the fact that Hellas Telecommunications II SCA entered a pre-pack administration procedure and sold by way of auction its main assets (the investments in WIND Hellas Telecommunications SA and Hellas Telecommunications IV Sarl), acquired by the Weather Finance I Group.

The fact that Hellas Telecommunications II SCA has entered into a pre-pack administration procedure has triggered a default event for the Unsecured PIK Notes, having a nominal amount equal to €200 million, held by Hellas Telecommunications Finance SCA. Considering the Greek Group’s financial difficulties, it is taking the necessary steps to place Hellas Telecommunications Finance SCA, the holder of the Unsecured PIK Notes and Hellas Telecommunications I, the guarantor of the Unsecured PIK Notes, into bankruptcy in Luxembourg. As a consequence of such default, the Unsecured PIK Notes equal to €282 million are classified under current financial liabilities.

Weather Group considers that no significant expenses will come out of the Hellas Telecommunications II SCA winding-up and the Hellas Telecommunications Finance SCA, Hellas Telecommunications I Sàrl, Weather Finance III Sàrl, Hellas Telecommunications III SCA, Hellas Telecommunications IV Sarl, Hellas Telecommunications V SCA and Hellas Telecommunications Sàrl (Hellas VI) possible bankruptcy procedure.

With respect to the Put and Call option existing between WIND Telecomunicazioni SpA and Weather on Hellas Telecommunications I Sarl shares, it should be noted that on June 30, 2010, as resolved by the Board of Directors of WIND on March 17, 2010, the Put option was partially exercised by the subsidiary WIND, and consequently Weather accepted to exercise the Call option on the 985 shares held in Hellas Telecommunications I Sàrl for an amount of €70 million. The related amount due from Weather Investments SpA has been recognized through the assignment of an equal amount of receivables from the subsidiaries Enel. Net Srl (€48.8 million), ITALIA ONLINE Srl (€18.7 million), ITNET Srl (€2.1 million) and WIS SpA (€0.4 million).

1.3  Algerian situation

On April 27, 2009, OTA has received a final tax assessment relating to the 2004 tax year amounting to DZD3,948 million, plus DZD584 million in penalties (totally equal to €45 million). The Company filed an appeal against the tax authority after the payment of 20% of the principal tax assessment amounting to DZD790 million (equal to €8 million). During 2009, OTA also paid the residual amount of DZD3,743 million, of which DZD584 million in penalties (equal to €37 million, of which €6 million in penalties).

In January 2010, the company received a rejection of its objection, relating to the 2004 tax assessment and dated June 2009, under the Algerian tax laws and procedures the company has 4 months from date of receipt to re-object to the rejection. Therefore, the company is now preparing the required documentation for the re-appeal. Relating to such assessment, an initial provision with an amount of DZD709 million (approximately €7 million) was accounted for, then the company booked a complementary provision amounting to DZD199 million (€2 million) according to the external report.

On November 16, 2009, the Tax Department for Large Scale Companies (DGE) issued to OTA an assessment report for the years 2005 to 2007, amounting to DZD43,910 million, plus DZD3,639 million in penalties (totally equal to €468 million). 85% of the assessed amount is due to a rejection of OTA’s accounts.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

In December 2009, considering that the majority of the ruling’s remarks assessed are arbitrary and unfounded, OTA appealed the assessment after the payment of DZD8,782 million (€86 million) which represents 20% of the principal amount assessed for 2005-2007.

For this proceeding the company, supported by an independent expert’s report, already at December 31, 2009 booked a tax payable of €29 million (equivalent to DZD3 billion) for the 2005-2007 assessment.

On March 7, 2010, OTA received a notice of the rejection of its administrative appeal, relating to the 2005-2007 tax assessment, filed in December 2009. In order to file a second appeal, OTA paid a further 20% of the outstanding balance of the taxes and penalties assessed by the DGE, with an amount of DZD8,001 million, of which DZD919 million in penalties (totally equal to €79 million). During April 2010, the company paid an additional amount of DZD30,766 million, of which DZD2,720 million in penalties (totally equal to €303 million), representing the remaining balance of the principal and the penalties of the authorities’ tax reassessment claim covering the years 2005-2007.

At September 30, 2010, OTA paid a total amount of DZD52,081 million (equal to €512 million) for the period 2004-2007, including penalties. An additional amount of DZD1,768 million (€17 million) has been suspended until the final assessment of the Administrative Court. All amounts paid will be recoverable if OTA’s case against the tax authority is successful.

On September 30, 2010, Orascom Telecom Algeria received a preliminary tax notification from the Algerian DGE in respect of the years 2008 and 2009, in the amount of approximately DZD 17 billion (€167 million). Under the Algerian tax laws and procedures the company has 40 days to respond to the preliminary tax notification before receiving the final reassessment. OTA would then within a period of 30 days either pay the full amount alleged to be owed or challenge the reassessment through the local appeal process, whereby it will be required to pay 20% of the claim’s principal amount. The amount paid will be recoverable if OTA’s appeal is successful. This preliminary Reassessment comes despite the fact that OTA had already paid the taxes due for the same years. The tax audit for these years was immediately initiated in early 2010 following the tax filing for 2009. The tax notification is based primarily on the unfounded allegation that OTA did not keep proper accounts for the years 2008 and 2009 notwithstanding the fact that OTA’s accounts were audited.

Without prejudice to their rights under the Investments Agreement, applicable bilateral investment treaty and applicable laws, OTH and OTA intend to take all necessary legal steps to challenge the preliminary tax notification, considering that the ruling’s remarks assessed are arbitrary and unfounded.

In addition to the above, Djezzy filed a petition against the Central Bank of Algeria’s injunction restraining all Algerian banks from making any transfers abroad in foreign currency to Djezzy’s suppliers, and putting on hold any custom clearance of imported goods.

On June 13, 2010, this petition was rejected by the Algerian civil court for lack of jurisdiction. OTA also filed a new petition before the Algerian administrative courts (State Council) on June 24, 2010. Although this situation generated a huge challenge for Djezzy to keep the network operating in spite of the ban on importing equipment and spare parts, Djezzy managed to avoid any major network issues.

During September 2010, the Central Bank of Algeria verbally presented a complaint against OTA for not respecting foreign trade transactions. This complaint is subject of under investigation by the Algerian Authority.

Finally, it should be noted that on August 29, 2010, the Algerian government published the new complementary finance law for 2010, whose main regulations are: the introduction of a pre-emption right for the sale of Algerian investments held by foreign shareholders in favor of the Algerian government, in the case of failure to identify the SIM cards, there will be penalty of DZD100 thousand (€1 thousand) on each non-identified SIM for the first year to increase to DZD150 thousand (€1.5 thousand) during the second year and a new tax rate between 30% and 80% for the extra profit realized in certain conditions that will be detailed with an implementing regulation.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

1.4  WIND Telecomunicazioni Tax Assessments

On June 12, 2009, the Italian tax authorities notified WIND of the commencement of a tax audit with reference to the application for a refund on interest payments made by WIND to Wind Finance SL S.A. (the issuer of a second lien note instrument) for 2005 and part of 2006 and the non payment of withholding taxes on interest payments made by WIND to Wind Finance SL SA for the remainder of 2006, 2007 and 2008. The scope of the audit was expanded to also include the application for a refund on interest payments made by WIND to WAF SA (the issuer of high yield bonds) for 2005 an part of 2006 and the non payment of withholding taxes on interest payments made by WIND to the Wind Acquisition Finance SA for the remaining part of 2006 and for 2007 and 2008.

On May 31, 2010, the findings of the audit were submitted to WIND in a report confirming the view that withholding taxes had to be applied and proposing that the tax authorities impose a 12.5% withholding tax on the investigated interest payments, for an approximate amount of €70 million. The tax assessment has not yet been issued by the tax authorities, and as such no payment obligation has been realized. Were the Italian tax authorities to confirm that the withholding tax on the relevant interest payments was due, WIND would be required to pay withholding taxes and possible interest and penalties, unless WIND contests the assessment before a tax court. On basis of insights made, no provisions have been made in the financial statements of the subsidiary at September 30, 2010.

2 GENERAL BASIS OF PREPARATION

2.1 Basis of presentation

The consolidated interim financial statements of the Weather Investments Group as of and for the first nine-month period ended September 30, 2010 have been prepared on a going concern basis and in accordance with the International Financial Reporting Standards (“IFRS”) endorsed by the European Union.

The term IFRS includes all the International Financial Reporting Standards, all the International Accounting Standards (“IAS”), all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and all the interpretations of the Standing Interpretations Committee (“SIC”) that as of the present date have been endorsed by the European Union and are contained in published EU Regulations.

The form and content of the consolidated interim financial statements as of and for the nine-month period ended September 30, 2010 comply with IAS 34 Interim Financial Reporting. The primary financial statements have been prepared in accordance with IAS 1, while the notes have been drawn up in a condensed format as permitted by IAS 34.

These consolidated interim financial statements do not include all the disclosures required for the annual financial statements and should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2009.

The income statement and statement of comprehensive income figures provided relate to the third quarter of 2010 and the nine-month ended September 30, 2010. The statement of financial position figures given refer to those as of September 30, 2010.

The accounting standards adopted by the Group are the same used for the preparation of the consolidated financial statements as of and for the year ended December 31, 2009, except as described below.

The preparation of this document required management to apply accounting principles, policies and methodologies that at times are based on complex, subjective judgments, estimates based on past experience and assumptions determined from time to time to be reasonable and realistic on the basis of the related circumstances and on the available information. The application of these estimates and assumptions affects the reported amounts in the income statement, the statement of comprehensive income, the statement of financial position, the cash flow statement and the accompanying notes. The final balances of the items in the consolidated interim financial

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

statements that were determined by using these estimates and assumptions may differ from those reported in the present statements given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. The more significant assessments made by management regarding the application of the Group’s accounting principles and the main sources of uncertainty in making estimates are consistent with those used in the preparation of the consolidated financial statements as of and for the year ended December 31, 2009.

Income tax is recognized on the basis of the taxable profit for the period and applicable laws and regulations, using tax rates in force at the end of the reporting period.

These consolidated interim financial statements as of and for the nine-month period ended September 30, 2010 are presented in euros, which is the functional currency of the countries in which the Group operates, while all amounts shown in the tables and in the notes are expressed in millions of euros unless otherwise indicated.

The Board of Directors of the Parent approved the consolidated interim financial statements as of and for the nine-month period ended September 30, 2010, on November 22, 2010.

Reclassification of comparative figures (Restatement)

Following the analysis made for the implementation of a new consolidation and reporting system for the Group, some reclassification for prior period balances in the statement of financial position, income statement and the detailed schedules in the notes have been posted to provide, where necessary, a better representation of the balances duly identified.

In particular, the reclassified balances are: property, plant and equipment, intangible assets, other receivables, employee benefits, provisions, other non-current liabilities, trade payables and other payables, other revenue, purchase and services, other operating costs and personnel expenses.

In particular, at December 31, 2009 in respect of a decrease in trade payables for €160 million, the following balances increased: employee benefits (€2 million), provisions (€64 million), other non-current liabilities (€26 million) and other payables (€68 million).

These reclassifications, showed in the detailed schedules, however, do not affect the Group’s loss for the period or equity. In particular, in accordance with IAS 1, paragraph 39, the statement of financial position shows also the consolidated figures of the beginning of the comparative period coming from the consolidated financial statements as of December 31, 2008. The IFRS have been applied consistency with the “Framework for the preparation of financial statements” and no exceptional events occurred such to require the waivers provided by IAS 1, paragraph 19.

For further reclassifications made on comparative figures of the income statement and profit (loss) from discontinued operations, please refer to note 5.

In addition, during 2010 in order to follow sector practice more closely, the directors of the subsidiary WIND Telecomunicazioni SpA have changed the presentation of costs incurred for the acquisition of customers (mainly relating to commissions paid to the sales network) capitalizing them as intangible assets, when the IFRS requirements for recognition as non-current assets are met, and amortizing them over the minimum contractual term. In prior years these costs were deferred over the minimum contractual term and presented as “Other receivables” in current assets, so this change in presentation has had no effect on the opening equity or the profit or loss of prior years. The effects relating to this different representation may be found in the notes 8, 11, 18 and 21.

2.2 New accounting standards and interpretations

The Group has adopted all the newly issued and amended standards of the IASB and interpretations of the IFRIC, approved by the European Union, applicable to its transactions and effective for financial statements for years beginning on or after January 1, 2010.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Accounting principles, amendments and interpretations adopted from January 1, 2010

The following is a brief description of the new standards and interpretations adopted by the Group in the preparation of the consolidated interim financial statements at September 30, 2010.

• IFRS 3 — Business Combinations (Revised January 2008)

The main changes to IFRS 3 concern: i) the accounting treatment of step acquisition of subsidiaries, ii) the possibility to measure non-controlling interests in a partial acquisition at fair value, iii) the recognition of acquisition-related costs as period expenses and iv) the recognition at the acquisition date of any contingent consideration included in the arrangements. The introduction of this standard had no effect on the Group’s consolidated interim financial statements at September 30, 2010.

• IFRS 1 — First Time Adoption of International Financial Reporting Standards (Revised November 2008)

The restructured IFRS 1 eliminates certain transitory provisions and also contains certain minor changes to the text having the aim of ensuring high quality information in the accounts of first-time adopters. The introduction of this standard had no effect on the Group’s consolidated interim financial statements at September 30, 2010.

• Amendment to IAS 39 Financial Instruments: Recognition and Measurement (Eligible Hedged Items)

The aim of this amendment to IAS 39 is to clarify the application of hedge accounting to the inflation component of financial instruments and option contracts when they are used as hedging instruments. The amendment, effective from July 1, 2009, had no effect on the Group’s consolidated interim financial statements at September 30, 2010.

• Amendment to IAS 27 — Consolidated and Separate Financial Statements

The revisions to IAS 27 principally affect the accounting for transactions and events that result in a change in the Group’s interest in its subsidiaries and the attribution of a subsidiary’s losses to non-controlling interests. The amendment, effective from July 1, 2009, had no effect on the Group’s consolidated interim financial statements at September 30, 2010.

• IFRIC 17 — Distribution of Non-cash Assets to Owners

This interpretation provides clarification and guidance for accounting for the distribution of non-cash assets to owners. The interpretation, effective from July 1, 2009, had no effect on the Group’s consolidated interim financial statements at September 30, 2010.

• IFRIC 18 — Transfers of Assets from Customers.

This interpretation, effective from July 1, 2009, provides clarification and guidance for accounting for items of property, plant and equipment received from customers or for cash received from customers to acquire or construct items of property, plant and equipment. The introduction of this interpretation had no effect on the Group’s consolidated interim financial statements at September 30, 2010.

• Improvements to IFRS (April 2009)

In April 2009 the International Accounting Standards Board (IASB) issued Improvements to IFRS as part of its annual process of making amendments designed to simplify and clarify international financial reporting standards. The majority of these improvements, effective from July 1, 2009, are clarifications of or corrections to existing IFRS or changes resulting from amendments made previously to IFRS. The amendments to IFRS 8, IAS 17, IAS 36 and IAS 39 lead to changes to existing requirements or provide additional guidance on the implementation of these requirements.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

• Amendments to IFRS 2 — Group Cash-settled Share-based Payment Transactions

These amendments, effective from January 1, 2010, clarify the accounting for share-based payment transactions where the supplier of the goods or services is paid in cash and the obligation is undertaken by another group entity (group cash-settled share-based payment transactions).

Accounting standards, amendments and interpretations not yet applicable and not adopted early by the Group

The following standards and interpretations had been issued at the date of these notes but were not yet effective for the preparation of these consolidated interim financial statements.

Effective Date
Standard/Interpretation	According to IASB	EU Endorsement

Amendments to IAS 32 — Classifications of rights issues	Annual financial statements beginning on or after February 1, 2010	Endorsed
IAS 24 — Related Party Disclosures (revised in November 2009)	Annual financial statements beginning on or after January 1, 2011	Endorsed
IFRS 9 — Financial Instruments	Annual financial statements beginning on or after January 1, 2013	Not endorsed
IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments	Annual financial statements beginning on or after July 1, 2010	Endorsed

IFRIC 14 — Prepayments of a Minimum Funding Requirement	Annual financial statements beginning on or after January 1, 2011	Endorsed

Improvements to IFRS (May 2010)	Annual financial statements beginning on or after January 1, 2011	Not endorsed

Amendment to IFRS 7 — Financial Instruments: Disclosures	Annual financial statements beginning on or after July 1, 2011	Not endorsed

The Group is currently assessing any impact the new standards and interpretations may have on the financial statements for the years in which they become effective.

2.3 Risk management

In the nine-month period ended September 30, 2010, the Group did not change the objectives and policies of its financial risk management activities, which are, therefore, the same as those described in the consolidated financial statements as of and for the year ended December 31, 2009.

3  BASIS OF CONSOLIDATION

The consolidated interim financial statements as of and for the nine-month period ended September 30, 2010 include the financial statements of Weather Investments SpA and those entities over which that company exercises control, both directly or indirectly, from the date of acquiring control to the date when such control ceases. Control may be exercised if the Company owns, directly or indirectly, more than half of the shares with voting rights of an entity, or if it is able to exert a dominant influence over the entity, expressed as the power to govern, directly or indirectly, the financial and operating policies of an entity under contractual or legal agreements and obtain the related benefits, regardless of its shareholding relationships. Potential voting rights that are exercisable or convertible at the end of the reporting period are considered in assessing whether control exists.

There are no changes in the scope of consolidation compared to the consolidated interim financial statements as of and for the nine-month period ended September 30, 2009. On July 17, 2009 the subsidiary Mondo WIND Srl acquired 100% of the quota capital of Phone Srl, for which details may be found in the consolidated financial statements as of and for the year ended December 31, 2009, and with the aim of pursuing economic, operational and

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

corporate structure efficiency objectives the reverse merger of Mondo WIND Srl into Phone Srl was completed on March 25, 2010, with Phone Srl changing its name at the same time to WIND Retail Srl.

4  SEGMENT REPORTING

Segments have been identified by taking into consideration the Group’s organizational structure and its system of internal reporting. More specifically, the segments to which these disclosures relate are operating segments or aggregations of operating segments which are regularly reviewed by management.

The format selected provides information on the results, financial position and cash flows of the main companies of the Group providing telephony services (fixed and mobile), analyzed by their geographical location (Italy, Greece, Algeria, Pakistan, Egypt, Tunisia, Bangladesh, the Central African Republic and the Democratic People’s Republic of North Korea) and summarized information for the other Group companies which provide services connected with and linked to the telephony business and the holding companies.

SEGMENT INFORMATION: BUSINESS

	2010	2009
	9 Months	9 Months
	(Millions of euro)

Product and services:
Mobile	5,610	4,022
Fixed — line and Internet	1,502	3,013
Other revenue & income	174	195

Total revenue	7,286	7,230

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

										Other
										Telecom
										operating	Other			Profit (loss) from	Intercompany
								Central and		segments	Telecom			assets held for	eliminations and
								South	North	(GSM &	services		Holdings &	sale/discontinued	Consolidation
	Italy	Greece	Algeria	Pakistan	Egypt	Tunisia	Bangladesh	Africa	Korea	Fixed)	(Non GSM)	Total	Others	operations	adjustments	Consolidated
	(Millions of euro)
Total segment revenue - September 30, 2010	4,355	620	990	632	337	211	256	60	32	—	228	7,721	32	(337)	—	7,416
Total segment revenue - September 30, 2009	4,230	827	1,045	581	518	194	191	44	14	0	194	7,838	26	(518)	—	7,346
(Inter-segment revenue - September 30, 2010)	(39)	(6)	(33)	(5)	—	(15)	—	—	—	—	(15)	(113)	(17)	—	—	(130)
(Inter-segment revenue - September 30, 2009)	(45)	(11)	(24)	(5)	0	(15)	(0)	0	0	31	(29)	(99)	(16)	0	—	(115)
Total revenue from external customers - September 30, 2010	4,316	614	957	627	337	196	256	60	32	—	213	7,608	15	(337)	—	7,286
Total revenue from external customers - September 30, 2009	4,186	816	1,021	576	518	179	191	44	14	31	164	7,738	10	(518)	—	7,230

Purchases and services - September 30, 2010	(2,351)	(409)	(345)	(336)	(149)	(79)	(124)	(34)	(5)	—	(164)	(3,996)	(38)	149	113	(3,772)
Purchases and services - September 30, 2009	(2,278)	(491)	(375)	(341)	(190)	(69)	(103)	(29)	(5)	(27)	(136)	(4,045)	14	190	121	(3,719)
Other expenses - September 30, 2010	(98)	(36)	(32)	(10)	(32)	(7)	(45)	(3)	(7)	—	(6)	(276)	(146)	32	149	(241)
Other expenses - September 30, 2009	(99)	(31)	(36)	(9)	(48)	(7)	(15)	(3)	(0)	(2)	(6)	(256)	(2)	48	(3)	(213)
Wages and employees benefit expenses - September 30, 2010	(270)	(48)	(40)	(31)	(13)	(12)	(13)	(10)	(1)	—	(37)	(475)	(35)	13	1	(496)
Wages and employees benefit expenses - September 30, 2009	(258)	(56)	(41)	(35)	(32)	(12)	(11)	(10)	(1)	(10)	(22)	(488)	(22)	32	—	(478)
EBITDA - September 30, 2010	1,597	121	540	250	143	98	74	13	19	—	6	2,861	(204)	(143)	263	2,777
EBITDA - September 30, 2009	1,551	237	569	190	248	91	62	2	7	(8)	0	2,951	0	(248)	118	2,820

Depreciation and amortization - September 30, 2010	(738)	(193)	(186)	(141)	(64)	(35)	(71)	(15)	(5)	—	(4)	(1,452)	(4)	64	8	(1,384)
Depreciation and amortization - September 30, 2009	(779)	(189)	(183)	(133)	(92)	(30)	(67)	(14)	(4)	(0)	(12)	(1,504)	(1)	92	0	(1,413)
Impairment of non current assets - September 30, 2010	(3)	(870)	—	(14)	—	—	—	—	—	—	(19)	(906)	—	—	98	(808)
Impairment of non current assets - September 30, 2009	1	(1,521)	0	(13)	0	0	0	0	0	(1)	(1)	(1,536)	0	—	0	(1,536)
Gains (losses) on disposal of non current assets - September 30, 2010	(1)	—	—	—	—	—	(1)	—	—	—	31	29	(5)	—	(5)	19
Gains (losses) on disposal of non current assets - September 30, 2009	(4)	5	(0)	1	(0)	0	(0)	0	0	23	0	25	3	—	(26)	2

Interest income - September 30, 2010	144	17	—	6	2	1	—	—	—	—	2	172	191	(2)	(233)	128
Interest income - September 30, 2009	179	13	2	23	2	1	(0)	(3)	0	0	0	217	238	(2)	(172)	281
Interest expense - September 30, 2010	(773)	(157)	(8)	(59)	(20)	(2)	(25)	(5)	—	—	(4)	(1,053)	(525)	20	220	(1,338)
Interest expense - September 30, 2009	(628)	(238)	(5)	(69)	(37)	(3)	(15)	(4)	(0)	(9)	(5)	(1,014)	(1,724)	37	1,322	(1,379)
Share of profit (losses) of Associates - September 30, 2010	—	—	—	—	—	—	—	—	—	—	(78)	(78)	15	—	—	(63)
Share of profit (losses) of Associates - September 30, 2009	0	0	0	0	0	0	0	0	0	(15)	0	(15)	0	—	0	(15)
Foreign exchange gains (losses), net - September 30, 2010	(6)	(1)	(3)	(21)	6	(1)	(1)	(1)	—	—	(2)	(30)	(27)	(6)	—	(63)
Foreign exchange gains (losses), net - September 30, 2009	3	0	(3)	(47)	1	(2)	1	1	0	0	0	(45)	54	(1)	0	8

Profit (Loss) Before Tax - September 30, 2010	220	(1,083)	343	21	67	61	(24)	(8)	14	—	(68)	(457)	(559)	(67)	351	(732)
Profit (Loss) Before Tax - September 30, 2009	323	(1,692)	380	(49)	122	57	(19)	(18)	3	(10)	(17)	(921)	(1,431)	(122)	1,243	(1,232)

Net debt-
Net debt - September 30, 2010	9,045	2,174	(101)	485	—	(2)	261	37	(22)	—	(97)	11,780	3,372	—	26	15,178
Net debt - December 31, 2009	8,540	2,206	(82)	551	255	9	225	28	(14)	30	(34)	11,714	4,024	—	(212)	15,526

Total assets - September 30, 2010	15,591	1,510	1,069	931	—	188	159	60	62	35	—	19,605	16,553	—	(13,843)	22,315
Total assets - December 31, 2009	16,054	2,685	1,724	1,490	997	338	674	247	107	(26)	404	24,694	12,396	—	(13,275)	23,815

PPE and Intangible assets - September 30, 2010	11,344	1,215	1,108	1,194	—	226	693	203	93	—	213	16,289	205	—	(404)	16,090
PPE and Intangible assets - December 31, 2009	11,540	2,227	1,219	1,240	873	245	621	193	76	30	189	18,453	184	—	(506)	18,131

Capital expenditure - September 30, 2010	554	51	42	73	55	21	117	19	23	—	52	1,007	2	—	—	1,009
Capital expenditure - September 30, 2009	585	75	154	109	106	20	55	13	19	—	49	1,185	2	—	—	1,187

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

5  ACQUISITIONS AND DISPOSALS, ASSETS AND LIABILITIES HELD FOR SALE

• Acquisitions

The reverse merger of Mondo WIND Srl into Phone Srl became effective on April 1, 2010 and the name of Phone Srl changed to WIND Retail Srl. During the second half of 2009 the subsidiary Mondo WIND Srl had completed the acquisition of the entire quota capital of Phone Srl, which details may be found in the consolidated financial statements as of and for the year ended December 31, 2009 of the subsidiary WIND Telecomunicazioni SpA. On January 28, 2010, 4G Retail Srl contributed 2 sales outlets to Phone Srl, and on February 1, 2010 Mondo WIND Srl acquired the quotas in Phone Srl allocated to 4G Retail as a result of the contribution.

The following table sets out the total acquisitions price and the fair value of the net assets acquired.

(Thousands of euro)

Cash flow	662
Fair value of the net assets acquired	547
Goodwill	115

The following table provides details of the net assets of Phone Srl acquired resulting from contribution by statement of financial position item.

	Carrying
	Amount	Fair Value
	(Thousands of euro)

Assets
Property, plant and equipment	9	10
Intangible assets	52	499
Other receivables	75	75
Liabilities
Employee benefits	19	20
Other payables	18	17
Net assets acquired	99	547

• Assets and liabilities held for sale

On July 4, 2010, the subsidiary OTH announced that it has concluded the sale of its internet services companies, LINKdotNet and Link Egypt, to ECMS for a total consideration calculated on the basis of the combined enterprise value of USD130 million (equal to €95 million).

On April 14, 2010, Orascom Telecom Holding and France Telecom (FT) presented the outline of a new and comprehensive agreement on Mobinil and ECMS. The agreement, which has been signed, will effectively bring to an end all disputes in relation to their joint investment in Mobinil. The two groups will continue their partnership on a renewed basis, implementing a revised shareholder agreement but with no change to the existing ownership structure or their shareholders’ voting rights.

The parties agreed to amend the existing deadlock mechanism and replace it with a right granted to OTH, in certain deadlock situations, to put its shares in Mobinil and ECMS to France Telecom upon occurrence of certain conditions. Pursuant to the agreement which took effect on July 13, 2010, the Company has the option to put its 34.6% interest in ECMS to FT:

1) during the period from September 15 through November 15, 2012;

2) during the period from September 15 through November 15, 2013, or;

3) at anytime until November 15, 2013 in a limited number of deadlock situations.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Under the agreement, France Telecom agreed to pay OTH a global settlement fee of USD300 million (€234 million) in consideration of OTH’s undertakings and obligations under the master agreement, the termination of the original shareholder agreement as well as the execution of the amended and restated shareholder agreement.

This agreement will allow the two telecom operators to contribute their respective know-how and added value to the successful and profitable development of Mobinil and ECMS. The agreement also includes the integration of LINKdotNET (the leading ISP in Egypt) into ECMS, allowing the company, subject to the approval of its corporate bodies, to extend broadband and corporate communications services to its 26 million customers and create value for its shareholders and its 3,500 employees.

As a result of the amended Shareholder Agreement and the new governance model, starting from the effective date (July 13, 2010), France Telecom will fully consolidate Mobinil and its subsidiaries (consolidated through proportional integration until 2009).

Starting from the same date, OTH measured its investments in Mobinil and ECMS at fair value (determined as the average market value of ECMS shares for the last 20 days before the closing date), in accordance with IAS 31 ‘Interests in Joint Ventures’ and subsequently accounted for them using the equity method. OTH recognized a gain of €699 million on the transaction by comparing the carrying amount of the investments in Mobinil and ECMS to the relevant fair value, taking into consideration the net proceeds from the transaction for the global settlement fee amounting to USD300 million (equal to €234 million); this gain is recognised in the profit from assets held for sale and discontinued operations.

Based on considerations made, the fair value of the put option is assumed to be equal to zero, as its exercise is considered not probable at the moment.

The following table shows the profit from discontinued operations/assets held for sale:

	2010	2009
	9 Months	9 Months
	(Millions of euro)

Revenue	341	487
Expenses	(251)	(366)

Profit from operating activities	90	121

Income tax expenses	(20)	(24)

Profit from operating activities, net of income tax	70	97

Gain on sale of discontinued operations	721	0
Income tax on gain on sale of discontinued operations	(92)	0

Profit from discontinued operations/assets held for sale	699	97

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following table provides details of the net assets and net cash from the transaction relating to the sale of the subsidiary ECMS:

	At September 30, 2010
	ECMS	LinkdotNet+Link Egypt
	(Millions of euro)

Property, plant and equipment	928	63
Inventories	9	0
Trade and other receivables	72	26
Cash and cash equivalents	41	13
Deferred tax liabilities	(38)	(1)
Trade and other payables	(758)	(92)

Net assets and liabilities	254	9

Consideration received, settled in cash	234 *	73
(Cash and cash equivalents disposed of)	(41)	(2)

Net cash of transaction	193	71

*	Amount translated at the average rate USD/EUR of July 2020, equal to 1.28

The cash flows relating to discontinued operations are the following:

	At September 30, 2010	At September 30, 2009
	(Millions of euro)

Net cash used in/from operating activities	79	174
Net cash used in/from investing activities	109	(100)
Net cash used in/from financing activities	(19)	(50)

Total	169	24

6  REVENUE

Revenue amounted to €7,179 million for the nine months ended September 30, 2010 (€7,094 million in the first nine months of 2009), with an increase of €85 million over the corresponding period of 2009. In the third quarter of 2010 revenue amounted to €2,450 million with an increase of €79 million over the corresponding period of 2009.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Revenue from sale	211	246	(35)	(14.2)%	69	80	(11)	(13.4)%

Revenue from services:
- Telephone services	5,480	5,274	206	3.9%	1,856	1,771	85	4.8%
- Interconnection traffic	1,231	1,327	(96)	(7.2)%	420	420	(0)	(0.0)%
- International roaming	74	102	(28)	(27.5)%	34	51	(17)	(33.3)%
- Judicial authorities services	6	7	(1)	(14.3)%	2	2	(0)	(1.1)%
- Other revenue from services	177	137	40	29.2%	69	47	22	46.4%
- Construction contract	0	1	(1)	n.m.	(0)	(0)	(0)	n.m.

Total revenue from services	6,968	6,848	120	1.8%	2,381	2,291	90	3.9%

Total	7,179	7,094	85	1.2%	2,450	2,371	79	3.3%

The net increase of €85 million is mainly driven by the positive performance of the WIND Group and OTH Group, partially offset by the negative growth of the WIND Hellas Group reporting a decrease of €206 million in the period.

With reference to the revenue from telephone service, the OTH Group shows an increase of €128 million over the first nine months of 2009, the positive performance, both in USD and in Euro, is attributable mainly to the positive performance of the subsidiaries Koryolink, Telecel Globe, Banglalink, Mobilink and Tunisiana, partially offset by a negative performance of the subsidiary Djezzy (Algeria).

In particular, with reference to the subsidiary Orascom Telecom Algeria (OTA), it should be noted that the negative performance (less revenue for €93 million over the first nine months of 2009) was due to the impact of the events occurred starting from the last quarter of 2009, as well as the stagnation in the allowance of promotion and the banning advertising on the government owned TV channels. Furthermore, lower VAS revenue had an adverse impact on revenue growth. Please also refer to note 1.3.

The revenue growth of the other OTH operations is mainly attributable to an increase in traffic from a higher subscriber base and promotions, as well as higher VAS revenue.

The increase in revenue from telephone services achieved by the WIND Group (€173 million), is essentially attributable to a rise in the mobile segment due to the increase in the customer base and the growth in offers dedicated to mobile internet browsing. In the fixed segment, there has been a rise in revenue from fixed charges and contributions mainly in internet and data services as a consequence of growth in the customer base, and due to tariff policies.

Referring to WIND Hellas, there was a considerable decrease in telephone service revenue in WIND Hellas Group in the first nine months of 2010, (€129 million) compared to the corresponding period of the previous year, mainly due to intensified market competition and difficult macroeconomic conditions (as mentioned in note 1.2) which led to mobile contract and prepaid outgoing revenues decline.

Furthermore, fixed service revenue decreased in the first nine months of 2010 compared to the related period of 2009 as a result of a different mix between bundle and off-bundle usage, despite the expansion of the LLU customer base.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The decrease in the Weather Group revenue from interconnection traffic in the first nine months of 2010, amounting to €96 million is mainly due to the WIND group as an effect of:

•	lower termination revenue from the mobile and fixed network caused by the reduction in unit charges, which was only partially offset by an increase in fixed and mobile traffic;

•	the decrease in interconnection revenue from narrowband internet traffic following a general shift in the direction of broadband technology;

•	a reduction in the volume of traffic of value added services Voice, only partially offset by the increase in the volume of traffic of value added services SMS.

With reference to the decrease in revenue from international roaming, during the first nine months of 2010, there was a general reduction in roaming tariffs on international markets which was not sufficiently offset by the increase in the roaming volumes of the data and voice component.

7  OTHER REVENUE

Other revenue of €107 million in the first nine months of 2010 (€136 million in the first nine months of 2009) decreased by €29 million compared to the corresponding period of 2009. In the third quarter of 2010, the balance amounts to €22 million with a decrease of €4 million over the corresponding period of 2009.

The decrease in the item is mainly due to inclusion in the nine-month period ended September 30, 2009 of €30 million arising from agreements reached by the subsidiary WIND for the settlement with some operators together with the grant of €8 million received, during 2009, by WIND from Puglia Region as part of the “Measures to support local growth” programme, regarding investments made between 2004 and 2008.

8  PURCHASES AND SERVICES

Purchases and services amounted to €3,772 million in the first nine months of 2010 (€3,719 million in the first nine months of 2009), with an increase of €53 million over the corresponding prior year period. In the third quarter of 2010, the balance amounts to €1,266 million (€1,198 million in the third quarter of 2009) with an increase of

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

€67 million. The following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Interconnection traffic	1,203	1,266	(63)	(5.0)%	409	401	8	2.0%
Purchases of raw materials, consumables, supplies and goods	299	380	(81)	(21.3)%	99	117	(18)	(15.4)%
Customer acquisition costs	374	325	49	15.1%	126	110	16	14.5%
Other services	310	259	51	19.7%	102	89	13	14.6%
Lease of civil and technical sites	261	247	14	5.7%	87	83	4	4.8%
Lease of local access network	282	259	23	9.0%	94	87	7	8.5%
Advertising and promotional services	232	225	7	3.1%	63	59	4	6.8%
Maintenance and repair	225	217	8	3.8%	74	66	8	11.8%
Lease of telecommunication circuits	95	105	(10)	(9.5)%	30	37	(7)	(18.9)%
Outsourced services	107	109	(2)	(1.8)%	35	35	0	0.0%
Utilities	150	133	17	12.8%	53	44	9	20.5%
Consultancies and professional services	98	83	15	18.5%	44	25	19	78.1%
National and international roaming	39	39	0	0.0%	17	18	(1)	(5.6)%
Other leases and use of third party assets	46	46	0	0.7%	16	18	(2)	(9.6)%
Bank and postal charges	20	20	0	2.0%	7	8	(1)	(7.9)%
Transport and storage costs	13	12	1	12.1%	4	4	0	11.1%
Variation in inventories	18	(4)	22	n.m.	6	(1)	7	n.m.

Total	3,772	3,719	53	1.4%	1,266	1,198	67	5.6%

The increase of €53 million is mainly due to the following changes:

•	a decrease of €63 million in “Interconnection traffic” costs as a result of the fall in termination tariffs on the mobile network and the lower costs for internet collection due to the increase in broadband traffic, only partially offset by higher volumes of international termination retail volumes and higher termination costs incurred with other operators as the result of the introduction of the interoperability of series 4 numbers for the WIND Group;

•	a decrease of €81 million in “Purchases of raw materials, consumables, supplies and goods”;

only partially offset by:

•	an increase of €49 million in “Customer acquisition costs” compared to the first nine months of 2009 principally due to the increase in commissions resulting from the rise in activations and mobile traffic, mainly deriving from the WIND Group and OTH Group. The balance for the nine-month period ended at September 30, 2009 and for the third quarter of 2009 includes the reclassifications of €60 million and €20 million, respectively, from this item to amortization of intangible assets due to the different presentation of some customer acquisition costs, for which details may be found in note 2.1;

•	an increase of €51 million in “Other services” mainly attributable to the OTH Group relating to the increase in network costs and launching of new services as Blackberry and GPRS;

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

•	an increase of €23 million in “Lease of local access network” due to an increase in the LLU and WLR customer bases also as the result of the migration of the VLLU customer base to the Wholesale Line Rental (WLR) service for the WIND and WIND Hellas Group partially offset by a decrease in the OTH Group;

•	an increase of €22 million in “Variation in inventories” due to the lower average cost of handsets attributable to OTH Group, due the lower operating activities of Ring Pakistan and Ring Bangladesh.

9  OTHER OPERATING COSTS

Other operating costs amounted to €241 million in the first nine months of 2010 (€213 million in the first nine months of 2009), with an increase of €28 million over the corresponding period of 2009. In the third quarter of 2010, the balance amounts to €90 million (€75 million in the third quarter of 2009) with an increase of €15 million.

The following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Impairment losse on trade receivables and current assets	92	88	4	4.5%	36	33	3	9.1%
Annual license fees	39	37	2	5.4%	13	12	1	8.3%
Gifts	52	22	30	n.m	25	8	17	n.m.
Accruals for costs	3	10	(7)	(70.0)%	(2)	4	(6)	n.m.
Other operating costs	43	44	(1)	(2.3)%	14	18	(4)	(22.2)%
Accruals for risks	12	12	0	0.0%	4	0	4	n.m.

Total	241	213	28	13.1%	90	75	15	20%

The increase shown above is due principally to the increased promotional costs incurred by the OTH Group following the increase in the numbers of subscribers of the new services. There was also a slight increase in the impairment losses on trade receivables and current assets, as an effect of the increase in collection risk due to the rise in receivables and the collection performances for the WIND Group, while for the WIND Hellas Group this increase (from €17 million for the nine-month period ended September 30, 2009 to €22 million for the nine-month period ended September 30, 2010) is mainly due to worse payment behaviour of customers as a result of the general economic conditions in Greece, partially offset by the OTH Group.

10  PERSONNEL EXPENSES

Personnel expenses amounted to €496 million in the first nine months of 2010 (€478 million in the first nine months of 2009), an increase of €18 million over the corresponding period of 2009. In the third quarter of 2010, the balance amounts to €158 million (€153 million in the third quarter of 2009) with an increase of €5 million. The

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Wages and salaries	360	357	3	0.8%	113	113	0	0.0%
Social security charges	80	75	5	6.7%	26	24	2	8.3%
Other	71	54	17	31.5%	23	17	6	35.3%
Post-employment benefits	20	19	1	5.3%	7	6	1	16.7%
(Costs capitalised for internal works)	(35)	(27)	(8)	29.6%	(11)	(7)	(4)	57.1%

Total	496	478	18	3.8%	158	153	5	3.3%

The increase in wages and salaries refers to the OTH Group for the increase in the average number of employees (also high-profile) and to the WIND Group, as a consequence of the renewal of the National labor contract signed on October 23, 2009 and the increase in the costs incurred for the long-term incentives plan regarding certain Group employees, which in total amounted to €5 million in the first nine months of 2010 (€7 million in the first nine months of 2009).

The number of employees at September 30, 2010 and 2009 is provided in the following tables.

	2010	2009	Change		2010	2009	Change
Units	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%

Senior management	486	441	45	10.2%	6	59	(53)	(89.8)%
Middle management	2,171	2,501	(330)	(13.2)%	(90)	14	(104)	n.m.
Employees	22,253	20,575	1,678	8.2%	(2,236)	(1,643)	(593)	36.1%

Total	24,910	23,517	1,393	5.9%	(2,320)	(1,570)	(750)	47.8%

	2010	2009	Change		2010	2009	Change
Average Number of Employees	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%

Senior management	447	399	48	12.1%	(27)	23	(50)	n.m.
Middle management	2,203	2,296	(93)	(4.0)%	(187)	(63)	(124)	n.m.
Employees	21,180	20,067	1,113	5.5%	(2,523)	(2,157)	(366)	16.9%

Total	23,830	22,762	1,068	4.7%	(2,737)	(2,197)	(540)	24.6%

11  DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to €1,384 million for the first nine months of 2010 (€1,413 million in the first nine months of 2009), a decrease of €29 million over the corresponding period of 2009. In the third quarter of 2010 the balance amounts to €468 million (€438 million in the third quarter of 2009) with an increase of €30 million.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Depreciation of property, plant and equipment
— Land and buildings	14	15	(1)	(6.7)%	5	6	(1)	(16.7)%
— Plant and machinery	874	877	(3)	(0.3)%	295	283	12	4.2%
— Industrial and commercial equipment	10	9	1	11.1%	4	3	1	33.3%
— Other assets	50	50	0	0.0%	17	14	3	21.4%
Amortization of intangible assets
— Industrial patents and similar rights	66	90	(24)	(26.7)%	23	31	(8)	(25.8)%
— Licenses, trademarks and similar rights	200	173	27	15.6%	72	35	37	n.m.
— Other intangible assets	170	199	(29)	(14.6)%	52	66	(14)	(21.2)%

Total	1,384	1,413	(29)	(2.1)%	468	438	30	6.8%

Depreciation and amortization decreased by €29 million over the first nine months of 2009 mainly due to the lengthening of the amortization period the mobile Customer List of the WIND Group, reflected from the fourth quarter of 2009, that led to a decrease of €32 million in the amortization of the first nine months of 2010.

The increase of €30 million over the third quarter of 2009 is mainly due to the WIND Group (for €18 million) relating to the lengthening of the amortization period of UMTS License that led to a decrease in the third quarter of 2009 of €37 million over the amortization accounted in the first half of 2009.

It should be noted that for the nine-month period ended September 30, 2009, the balance of Amortization of other intangible assets includes the reclassification of €60 million, originally recognized in Purchases and services, due to the different presentation of some customer acquisition costs adopted by the WIND Group, for which details may be found in note 2.1.

12	REVERSAL OF IMPAIRMENT LOSSES (IMPAIRMENT LOSSES) ON NON-CURRENT ASSETS

For the nine-month period ended September 30, 2010 the Reversal of Impairment losses (Impairment losses) on non-current assets amounts to €808 million (€1,536 million for the nine-month period ended September 30, 2009) with a decrease of €728 million. In the third quarter of 2010, the balance amounts to €6 million (€4 million in the third quarter of 2009) with a decrease of €2 million. For the nine-month period ended September 30, 2010, the balance mainly refers to the impairment losses on the goodwill recorded by WIND Hellas Group in its assets, equal to €772 million. For the nine-month period ended September 30, 2009, the balance mainly relates to the impairment losses on the goodwill of the Hellas Group, made during the second quarter of 2009, following the Greek group’s unfavorable economic performance.

It should be noted that the recoverable amount of the WIND Hellas CGU based on its value in use, was determined by discounting the future cash flows generated from the continuing use of the unit. The carrying amount of the CGU was determined to be higher than its recoverable amount and an impairment loss of €772 million was recognised. The impairment loss was fully allocated to goodwill. For further details please refer to note 18.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

For the nine-month period ended September 30, 2010, the remaining balance includes the impairment losses on property and equipment in Pakistan (approximately €13 million) and on the Medcable Marine cable (approximately €19 million).

13  FINANCE INCOME AND EXPENSE

In the first nine months of 2010, the Group’s financial situation generated net finance expense of €1,210 million (€1,098 million in the first nine months of 2009). In the third quarter of 2010, the balance amounted to €426 million (€503 million in the third quarter of 2009).The following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Interest income from:
Banks	12	20	(8)	(40.0)%	3	6	(3)	(50.0)%
Cash flow hedges, transfer from equity	2	3	(1)	(33.3)%	(13)	0	(13)	n.m.
Dividends	1	0	1	n.m.	0	0	0	n.m.
Fair value gains of non hedging derivative instruments	53	101	(48)	(47.5)%	(24)	56	(80)	n.m.
Fair value measurement of financial assets at fair value (other than derivative instruments)	(2)	0	(2)	n.m.	(2)	0	(2)	n.m.
Fair value gains realized from equity on sales of assets Available For Sale	0	0	0	n.m.	1	0	1	n.m.
Other	62	157	(95)	(60.5)%	28	21	7	33.3%

Total finance income	128	281	(153)	(54)%	(7)	83	(90)	(108.4)%

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Interest expense on:
Bond issues	621	511	110	21.5%	203	257	(54)	(21.0)%
Bank loans	373	599	(226)	(37.7)%	119	199	(80)	(40.2)%
Financial payables	106	96	10	10.4%	37	33	4	12.1%
Discounted provisions	2	3	(1)	(33.3)%	0	1	(1)	(100)%
Cash flow hedges, transfer from equity	128	44	84	n.m.	30	34	(4)	(11.8)%
Fair value hedge, losses on derivative financial instruments	5	0	5	n.m.	1	0	1	n.m.
Fair value measurement of non hedging derivatives	49	26	23	88.5%	17	1	16	n.m.
Other Fair value losses	0	1	(1)	n.m.	0	0	0	n.m.
Other	54	99	(45)	(45.5)%	12	61	(49)	(80.3)%

Total finance expense	1,338	1,379	(41)	(3.0)%	419	586	(167)	(28.5)%

Finance income for the first nine months of 2010 consisted mainly of the following:

•	income of €53 million resulting from the fair value measurement of embedded derivatives of WAHF on the PIK Proceeds Loan Agreement. It should be noted that for the nine-month period ended September 30, 2009, the balance included the income of €74 million relating to the embedded derivatives on the Senior Notes. For further details, please refer to note 24;

•	other income of €62 million mainly refer to the interest on the loan granted to Globalive.

It should be noted that the decrease occurred during the in the first nine months of 2010 is mainly due to the one-off gain recognized in 2009 for the repurchase of the WIND Acquisition Holdings Finance SpA PIK Loan (for €81 million), and the Hellas Finance Telecommunications SCA PIK loan (for €14 million).

With reference to the OTH Group, in the first nine months of 2010 finance income decreased by €23 million, the main reasons for such reduction are the decrease in OTA bank deposits during the first nine months of 2010 over the corresponding period of 2009; and the one-off gain realized upon repurchase of a portion of PMCL senior Notes in May 2009 (€16 million).

Finance expense consists mainly of the interest incurred on the financial liabilities outstanding at September 30, 2010, for which details may also be found in note 25. More specifically:

•	the increase of €110 million in interest expense on bonds, mainly due to the effect of the placing by the Luxembourg subsidiary WIND Acquisition Finance SA on July 13, 2009 of the new bond consisting of two separate tranches of €1,250 million and USD2,000 million, bearing a coupon of 11.75% and expiring in 2017. The increase is also affected by the placement, on December 15, 2009, of a new high yield bond, by the subsidiary WIND Acquisition Holdings Finance SpA, consisting of two tranches of €325 million and USD625 million and bearing a coupon of 12.25%. This increase is partially offset by the decline in bond interest expense following the restructuring of the Hellas Group debt, occurred in the last quarter of 2009;

•	the increase of €84 million in cash flow hedge transfer from equity, mainly due to a portion of the cash flow hedge reserve related to the derivative financial instruments hedging the currency and interest risk on WIND (€40 million) and interest risk on OTH financial liabilities (€42 million);

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

•	the expense coming from the fair value measurement of non hedging derivatives equal to €49 million, which mainly refer to the measurement of embedded derivatives on Senior Notes of WIND Group (for €45 million) and the WIND Hellas derivatives (for €2 million).

These negative effects are partially offset by a decrease in interest on bank loans (for €226 million) mainly due to the repayment of the PIK Loan Agreement made by WIND Acquisition Holdings Finance SpA in July 2009 and lower interest on the Senior Credit Agreement of WIND Telecomunicazioni SpA following the advance repayment of €336 million made on January 12, 2010 and of €27 million made on August 9, 2010.

Furthermore, there was a decrease in other finance expense amounting to €45 million which is mainly due to the inclusion, in 2009 figures, of €19 million of losses deriving from the sale of OTH shares and €10 million of fees for the early repayment of financial liabilities.

14  SHARE OF PROFIT (LOSS) OF EQUITY ACCOUNTED INVESTEES

A loss of €63 million (a loss of €15 million in the first nine months of 2009) is recognized in this item for the first nine months ended September 30, 2010, representing the Group’s share of the losses arising from the investment held by OTH in the Canadian company Globalive (65.4%) and in Mobinil/ECMS (34.66%).

The following table shows the principal figures of the subsidiaries:

	As of and for the			As of and for the
	Nine-Month Period			Nine-Month Period
	Ended September 30, 2010			Ended September 30, 2009
	Mobinil/ECMS	Globalive	Total	Globalive
	(Millions of euro)

Current assets	256	57	313	301
Non-current assets	1,685	606	2,291	119
Current liabilities	692	85	777	68
Non-current liabilities	763	857	1,620	382
Revenue	370	73	443	23
Net profit (loss)	38	(196)	(158)	(34)
% shareholding	34.66%	65.4%		65.4%
Proportional share of net profit (loss)	13	(128)	(115)	(22)
Amortization expense of identifiable assets	0	(2)	(2)	(1)
Elimination of proportional share of intra group interest expense	0	52	52	8
Elimination of proportional share of management fees	2	0	2	0

Share of profit (loss) of equity accounted investees	15	(78)	(63)	(15)

15  FOREIGN EXCHANGE GAINS (LOSSES), NET

For the nine-month period ended September 30, 2010, Foreign exchange gains (losses), net show a loss equal to €63 million (gain equal to €8 million at September 30, 2009).

The net increase is mainly due to unrealized foreign exchange losses on financial liabilities as a result of the depreciation of the main currencies against USD.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Realized exchange gains	61	34	27	79.4%	12	19	(7)	(36.8)%
Exchange gains from measurement	152	211	(59)	(28.0)%	(305)	134	(439)	n.m.
Cash flow hedges, transfer from equity (Forex effect)	118	2	116	n.m.	(242)	2	(244)	n.m.

Foreign currency exchange gain	331	247	84	34.0%	(535)	155	(690)	n.m.

Realized losses on exchange	15	35	(20)	(57.1)%	(1)	6	(7)	n.m.
Exchange losses from measurement	379	104	275	n.m.	(570)	8	(578)	n.m.
Cash flow hedges, transfer from equity (Forex effect)	0	100	(100)	(100.0)%	(36)	84	(120)	n.m.

Foreign currency exchange losses	394	239	155	64.9%	(607)	98	(705)	n.m.

Total — net	(63)	8	(71)	n.m.	72	57	15	26.3%

16  INCOME TAX

For the nine-month period ended September 30, 2010, Income tax amounted to €252 million (€435 million for the nine-month period ended September 30, 2009) with a decrease of €183 million compared with the first nine months of 2009. In the third quarter of 2010, the balance amounted to €104 million (€176 million in the third quarter of 2009) with a decrease of €72 million.

During the first nine months of 2010, the decrease equal to €183 million mainly refers to the decrease in current tax. The following table provides an analysis of the balance for the first nine months of 2010 and for the third quarter of 2010 compared with the corresponding periods of 2009.

	2010	2009	Change		2010	2009	Change
	9 Months	9 Months	Amount	%	III Quarter	III Quarter	Amount	%
	(Millions of euro)

Current tax	302	528	(226)	(42.8)%	85	208	(123)	(59.1)%
Deferred tax	(50)	(93)	43	(46.2)%	19	(32)	51	n.m.

Total	252	435	(183)	(42.1)%	104	176	(72)	(40.9)%

The current tax decreased by €226 million over the first nine months of 2009, mainly due to the lower taxable result of the WIND Group and OTH Group for the first nine months of 2010.

17  PROPERTY, PLANT AND EQUIPMENT

At September 30, 2010, Property, plant and equipment amounted to €6,803 million (€7,577 million at December 31, 2009), a decrease of €774 million over December 31, 2009, mainly as the result of depreciation for the period (€1,005 million), the impairment losses of the period (€40 million), disposals (€7 million), the change in scope of consolidation and other movements (€654 million).

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The change in scope of consolidation is mainly attributable to ECMS which, starting from September 30, 2010 has been accounted for using the equity method.

This decrease was partially offset by new investments for the period (€815 million), the foreign exchange gains (€117 million). The following table provides an analysis of the changes in this item for the first nine months of 2010.

	Land and	Plant and			Assets Under
	Buildings	Machinery	Equipment	Others	Construction	Total
	(Millions of euro)

Cost
At December 31, 2009	151	14,252	145	651	1,006	16,205

Restatement of 2009	68	(166)	(6)	110	(3)	3
At December 31, 2009 restated	219	14,086	139	761	1,003	16,208

Additions	9	292	7	36	471	815
Disposals	(3)	(50)	(1)	(13)	(3)	(70)
Change in scope of consolidation	(47)	(1,019)	(3)	(89)	(47)	(1,205)
Impairment losses	0	0	0	0	(13)	(13)
Exchange rate differences	(12)	160	1	8	21	178
Other	1	475	(2)	25	(507)	(8)

At September 30, 2010	167	13,944	141	728	925	15,905

Accumulated depreciation and Impairment losses
At December 31, 2009	22	7,989	109	508	0	8,628

Restatement of 2009	41	(106)	(2)	70	0	3
At December 31, 2009 restated	63	7,883	107	578	0	8,631

Disposals	(3)	(47)	0	(13)	0	(63)
Change in scope of consolidation	(10)	(486)	(1)	(54)	0	(551)
Impairment losses	0	26	0	1	0	27
Depreciation	15	925	10	55	0	1,005
Exchange rate differences	1	55	0	5	0	61
Other	0	(8)	(3)	3	0	(8)

At September 30, 2010	66	8,348	113	575	0	9,102

Net carrying amount
At December 31, 2009	156	6,203	32	183	1,003	7,577

At September 30, 2010	101	5,596	28	153	925	6,803

The more significant investments for the period relate to radio links and high frequency equipment, necessary for the enhancement of the GSM networks of the Group (mainly WIND and OTH), as well as plant and machinery under construction mainly relating to development of the 3G mobile technologies of WIND. The increase in capital expenditure has been partially offset by the significant decrease in Algeria (-74%), due to the blocking of imports of equipment and spare parts, and Pakistan (-23%) due to the delays caused by the flood that hit the country. The impairment losses, amounting to €40 million, mainly relate to the impairment losses on equipment in Pakistan (€13 million), Medcable marine cable (€19 million) and the WIND Group impairment losses on property, plant and equipment (approximately equal to €8 million).

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

18  INTANGIBLE ASSETS

At September 30, 2010, Intangible assets amount to €9,287 million (€10,554 million at December 31, 2009), a decrease of €1,267 million over December 31, 2009, due to amortization for the period (€445 million), impairment losses on goodwill (€772 million), change in scope of consolidation (€275 million) and disposals of the period (€52 million).

The change in scope of consolidation is mainly attributable to ECMS which, starting from September 30, 2010 has been accounted for using the equity method (please refer to note 5).

This decrease was partially offset mainly by the additions of the period (€194 million), the positive effect of foreign currency translation differences (€41 million) and other movements (€40 million).

It should be noted that the amortization charge for the period was affected by the lengthening of the amortization period of WIND Customer List, as a result of the restatement by the WIND management, made in the fourth quarter of 2009, of the criteria used to estimate its useful economic life involving the extension of the amortization period from 2015 to 2020, as previously detailed in note 11.

It should be noted the balance at December 31, 2009 of Other intangible assets includes the reclassification of about €66 million, originally recognized in Other receivables, due to the effect of the different presentation of some customer acquisition costs adopted by the WIND Group which details may be found in note 2.1.

The following table provides an analysis of the changes in this item for the first nine months of 2010.

		Concessions,
		Licenses,			Assets Under
	Industrial Patents and	Trademarks and			Development and
	Intellectual Property Rights	Similar Rights	Others	Goodwill	Advances	Total
	(Millions of euro)

Cost
At December 31, 2009	1,628	6,299	1,791	5,148	88	14,954

Restatement of 2009	(262)	417	(166)	0	4	(7)
At December 31, 2009 restated	1,366	6,716	1,625	5,148	92	14,947

Additions	48	25	73	1	47	194
Disposals	0	(4)	0	(1)	(47)	(52)
Change in scope of consolidation	0	(308)	0	(93)	0	(401)
Impairment losses	0	0	0	(772)	0	(772)
Exchange rate differences	0	49	0	7	(1)	55
Other	49	(22)	0	(4)	(3)	20

At September 30, 2010	1,463	6,456	1,698	4,286	88	13,991

Accumulated amortization and Impairment losses
At December 31, 2009	1,306	1,890	747	457	0	4,400

Restatement of 2009	(177)	188	(18)	0	0	(7)
At December 31, 2009 restated	1,129	2,078	729	457	0	4,393

Disposals	0	0	0	0	0	0
Change in scope of consolidation	0	(119)	0	(7)	0	(126)
Amortization	65	208	172	0	0	445

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

		Concessions,
		Licenses,			Assets Under
	Industrial Patents and	Trademarks and			Development and
	Intellectual Property Rights	Similar Rights	Others	Goodwill	Advances	Total
	(Millions of euro)

Exchange rate differences	1	18	(1)	(4)	0	14
Other	4	(10)	(13)	(1)	0	(20)

At September 30, 2010	1,199	2,175	886	445	0	4,706

Net carrying amount
At December 31, 2009	237	4,638	895	4,691	93	10,554

At September 30, 2010	264	4.281	812	3.841	88	9.287

Goodwill amounting to €3,841 million at September 30, 2010 is allocated as follows:

Entity	At September 30, 2010	At December 31, 2009
	(Millions of euro)

Wind Telecomunicazioni SpA	3,585	3,584
Telecel Globe	76	72
Carthage Consortium	12	12
Oratel International Ltd	115	113
Egyptian Company for Mobile Services	0	46
Mobinil for Telecommunications	0	39
Orascom Tunisia Holding Ltd	13	13
OTV in Sheba Telecom	8	7
Telecel International Limited	12	12
In Touch for Telecommunication	1	4
Pakistan Mobile Communication Ltd	9	13
WIND Hellas	0	610
Q Telecom	0	162
Others	10	4

Goodwill	3,841	4,691

It should be noted that the decrease in goodwill mainly refers to the impairment losses on goodwill recorded by WIND Hellas Group in its assets, equal to €772 million.

It should be noted that the recoverable amount of the WIND Hellas CGU based on its value in use, was determined, at June 30, 2010, by discounting the future cash flows generated by the continuing use of the unit.

In particular, cash flows were projected based on past experience, actual operating results, financial budgets and the four-year business plan approved by directors which reflects management’s expectations of revenue growth, operating costs and margin for the CGU. Cash flows beyond the four-year period were extrapolated using an estimated growth rate of 0.25% which takes into account the projected growth rates for the specific market in which the CGU operates and the current economic conditions. A discount rate of 13% was applied in determining the recoverable amount of the WIND Hellas CGU and was estimated based on the Company’s weighted average cost of capital.

As a result of the test, the carrying amount of the CGU was determined to be higher than its value in use and an impairment loss of €772 million was recognised. The impairment loss was fully allocated to goodwill. For further details please refer to note 12.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

With reference to the assets recognised in the consolidated interim financial statements at September 30, 2010, the Group did not repeat at September 30, 2010 the impairment testing performed at December 31, 2009 and at June 30, 2010, with reference to the WIND Hellas Group, in the absence of any new significant indications of impairment.

19  FINANCIAL ASSETS

At September 30, 2010, Financial assets amount to €1,151 million (€967 million at December 31, 2009), an increase of €184 million mainly due to financial receivables (€191 million) and derivative financial instruments (€12 million), partially offset by the decrease in financial assets held for trading (€23 million).

The following table sets out details of Financial assets at September 30, 2010 and December 31, 2009.

		At September 30, 2010			At December 31, 2009
	Current	Non Current	Total	Current	Non Current	Total
			(Millions of euro)

Financial assets measured at cost	16	9	25	0	12	12
Available for sale	6	1	7	3	3	6
Held to maturity	0	0	0	2	0	2
Held for trading	0	0	0	23	0	23
Derivative financial instruments	9	340	349	32	305	337
Deposits	2	31	33	13	28	41
Financial receivables	30	707	737	28	518	546

Total	63	1,088	1,151	101	866	967

The following table provides a summary of outstanding derivatives at September 30, 2010 and December 31, 2009.

	At September 30, 2010		At December 31, 2009
	Fair Value (+)	Fair Value (−)	Fair Value (+)	Fair Value (−)
	(Millions of euro)

Total	349	439	337	639
– Current	9	162	32	176
– Non Current	340	277	305	463

At September 30, 2010, “Financial receivables” classified as non-current financial assets amounting to €707 million, show an increase of €189 million in respect of December 31, 2009 which mainly refers to the change in the loans granted by OTH to Globalive (€177 million including accrued interest for €69 million) and North Korea (€5 million). At September 30, 2010 the loan to Globalive totally amounts to €625 million.

“Derivative financial instruments” at September 30, 2010, consist of hedging contracts for interest rate and currency risks. The derivative financial assets amounting to €349 million mainly include the positive fair value of derivative financial instruments and refer to: hedging derivatives on WIND Group’s financial liabilities (€56 million), embedded derivatives on WIND Senior Notes (€135 million) and embedded derivatives on WAHF SpA’s PIK Proceed Loan Agreement (€87 million).

Furthermore, the balance includes the positive fair value of currency swaps hedging derivatives on PMCL loans (€67 million) and of embedded derivatives on the bond issued by the subsidiary Orascom Telecom OSCAR (€4 million). For further details please refer to note 24.

The fair value of financial instruments listed on active markets was taken as the market quotation at the end of the reporting period. In the absence of an active market, fair value was determined by referring to prices provided

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

by external operators and using valuation models based mostly on objective financial variables, as well as by taking into account where possible prices used in recent transactions and quotations of similar financial instruments.

The following table sets out changes in the cash flow hedge reserve.

	CFHR Attributable to the Owners of the Parent			CFHR Attributable to Non-Controlling Interests			CFHR
	Foreign	Interest		Foreign	Interest
	Currency Risk	Rate Risk	Total	Currency Risk	Rate Risk	Total	Total

Balances at January 1, 2009	12	(107)	(95)	0	(30)	(30)	(125)

Change in fair value	(173)	(140)	(313)	0	8	8	(305)
(Related tax effect)	48	37	85	0	(1)	(1)	84
Reverse in IS	92	33	125	0	0	0	125
(Deferred tax effect)	(25)	(7)	(32)	0	0	0	(32)

Balances at September 30, 2009	(46)	(184)	(230)	0	(23)	(23)	(253)

Balances at January 1, 2010	(63)	(168)	(231)	0	(21)	(21)	(252)

Change in fair value	216	(119)	97	0	(2)	(2)	94
(Related tax effect)	(59)	33	(26)	0	0	0	(26)
Reverse in IS	(124)	75	(49)	0	0	0	(49)
(Deferred tax effect)	34	(20)	14	0	0	0	14

Balances at September 30, 2010	4	(200)	(196)	0	(23)	(23)	(219)

20  DEFERRED TAX ASSETS AND LIABILITIES

At September 30, 2010, Deferred tax assets and liabilities amount to €394 million and €1,115 million, respectively, representing a decrease of €72 million and an increase of €3 million compared to December 31, 2009.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following table provides changes of the balances by origin at September 30, 2010 and December 31, 2009.

	At December 31, 2009	(Decrease)	Increase	At September 30, 2010
	(Millions of euro)

Tax losses carried-forward	128	(45)	9	92
Provision for bad debts (taxed)	115	(6)	17	126
Provisions for risks (taxed)	56	(13)	4	47
Measurement of financial assets and liabilities	22	(20)	6	8
Derivative financial instruments	83	(30)	2	55
Amortization and depreciation of non current assets	11	(3)	17	25
Revenue	9	(2)	0	7
Others	42	(44)	36	34

Total Deferred tax assets	466	(163)	91	394

Employee termination benefits	1	(1)	0	0
Accelerated depreciation	102	(44)	8	66
Fair value of property, plant and equipment	101	(5)	0	96
Fair value of assets following the merger	704	(16)	0	688
Measurement of financial assets and liabilities	6	(1)	0	5
Others	198	(25)	87	260

Total Deferred tax liabilities	1,112	(92)	95	1,115

Management takes a prudent approach towards recognizing deferred tax assets that takes into consideration the likelihood of the utilization of deferred tax assets, both in relation to the amount that may be carried forward and the extent to which the directors believe there is a reasonable certainty that sufficient profits will be generated in future years against which the losses may be used within the time limits imposed by prevailing tax laws and regulations, and the extent to which the utilization of temporary differences is believed to be reasonably certain.

21  OTHER RECEIVABLES

At September 30, 2010, Other receivables amount to €832 million (€463 million at December 31,2009) with an increase of €369 million over December 31, 2009.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following table shows the balances at September 30, 2010 and December 31, 2009.

	At September 30,	At December 31,
	2010	2009
	(Millions of euro)

Trade prepayments	185	164
Advances to suppliers	51	42
Receivables due from tax authorities	554	164
Receivables due from social securities authority	3	3
Other receivables due from third parties	71	135
(Provision for bad debts)	(32)	(44)

Total	832	463

The increase of the balance is mainly due to the increase in receivables due from tax authorities following the payment of the remaining amount of the Orascom Telecom Algeria tax assessment for DZD 38,767 million (€381 million which further details could be found in note 28), to higher trade prepayments (€21 million) relating to installments for the lease of telephone circuits and civil and technical sites, for commissioning costs and for fees for the use of the radio mobile network infrastructure, and to higher advances to suppliers (€9 million).

It should be noted that the balance of other receivables at December 31, 2009 decreased by €66 million following the reclassification to other intangible assets of the deferred portion of the customer acquisition cost, now capitalised by the WIND Group, which details may be found in note 2.1.

In addition to above, following the implementation of the new consolidation and reporting system of the Group (as better described in note 2.1) some balances included in the balance Other receivables have been reclassified, such as: decrease in trade prepayments by €13 million, increase in advances to suppliers by €8 million, increase in other receivables by €3 million and increase in provision for bad debts by €2 million.

22  CASH AND CASH EQUIVALENTS

At September 30, 2010, Cash and cash equivalents amount to €1,097 million (€1,733 million at December 31, 2009) with a decrease of €636 million over the prior year, mainly due to the repayments by the WIND Group of €363 million of the Senior Facility Agreement, the early repayment made by Weather Capital Special Purpose 1 SA of a total consideration equal to €150 million relating to the Collateralised Guaranteed Notes. The decrease is also due for about €194 million to the loans granted to Globalive and North Korea and for €381 million to the amount paid by Orascom Telecom Algeria for its tax claim.

At September 30, 2010, the balance includes €115 million relating to OTA and €22 million relating to North Korea, both subject to local restrictions (please refer to note 1.3).

The following table show the balance at September 30, 2010 and December 31, 2009.

	At September 30,	At December 31,
	2010	2009
	(Millions of euro)

Bank deposits and checks	1,094	1,720
Cash on hand and stamps	3	13

Total	1,097	1,733

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

23  EQUITY

Equity at September 30, 2010 consisted of a negative balance of €288 million, of this balance a negative amount equal to €1,146 million is attributable to owners of the Parent and €858 million (positive) to non-controlling interests.

The negative equity is due to the full impairment of the goodwill attributable to the WIND Hellas subsidiaries, equal to a total amount of €2,293 million, of which €1,521 million recognized at June 30, 2009 and €772 million recognized at June 30, 2010, as a consequence of the negative performance of the Greek operation described in note 1.2.

The following table summarizes the main changes in equity for the first nine months of 2010.

	Equity Attributable to Owners of the Parent
				Reserves/	Equity
		Share		Retained	Attributable	Non-
	Issued	Premium	Legal	Earnings/(losses	to Owners of	Controlling	Total
	Capital	Reserve	Reserve	Carried Forward)	the Parent	Interests	Equity
	(Millions of euro)

Balances at January 1, 2009	503	3,196	117	(3,519)	297	219	516

Total comprehensive income for the period:	0	0	0	(1,902)	(1,902)	111	(1,791)
- Profit (loss) for the period				(1,723)	(1,723)	153	(1,570)
- Translation differences				(39)	(39)	(50)	(89)
- Cash Flow hedge				(135)	(135)	7	(128)
- Other movements				(5)	(5)	1	(4)
Transactions with equity holders:	62	99	0	(76)	85	(38)	47
- Share capital increase (decrease)	62	99			161		161
- Payment into the reserve for future capital increases				(151)	(151)		(151)
- Dividends					0	(48)	(48)
- Transactions on OTH’s shares				62	62	30	92
- Other movements				13	13	(20)	(7)

Balances at September 30, 2009	565	3,295	117	(5,497)	(1,520)	292	(1,228)

Balances at January 1, 2010	565	3,295	118	(4,461)	(483)	290	(193)

Total comprehensive income for the period:	0	0	0	(606)	(606)	371	(235)
- Profit (loss) for the period				(648)	(648)	363	(285)
- Translation differences				(29)	(29)	(27)	(56)
- Fair value on AFS				(1)	(1)	0	(1)
- Cash Flow hedge				35	35	(2)	33
- Other movements				37	37	37	74
Transactions with equity holders:	0	(6)	0	(51)	(57)	197	140
- Dividends		(50)			(50)		(50)
- Transactions on OTH’s shares				(4)	(4)	279	275
- Other movements		44		(47)	(3)	(82)	(85)

Balances at September 30, 2010	565	3,289	118	(5,118)	(1,146)	858	(288)

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

In February 2010, the majority shareholder Weather Investments II Sàrl transferred to Weather Investments SpA 13,626,733 shares to two new investors, TNT Holding Sàrl and Dosantos Investments Sàrl.

In particular, TNT Holding Sàrl acquired 2,106,805 class A shares for a consideration equal to €32 million, and 3,564,334 class D shares plus 2,195,630 class E shares, for an overall consideration equal to USD 20.3 million (roughly equal to €16.5 million). The new investor Dosantos Investments Sàrl acquired 3,564,334 class D shares plus 2,195,630 class E shares, for an overall consideration equal to USD 20.3 million (roughly equal to €16.5 million).

At September 30, 2010, the Company’s share capital is equal to €754,090,920.15 consisting of 754,090,920 shares without nominal amount, held as follows:

	Class A	Class B	Class C	Class D	Class E	Total
Entity	Shares	Shares	Shares	Shares	Shares	Shares	%

Weather Investments II Sàrl	360,820,530	—	65,814,228	48,718,023	30,010,301	505,363,082	67.02%
WIND Acquisition Holdings Finance SpA	41,297,533	7,489,007	9,735,708	—	—	58,522,248	7.76%
APAX Investors	—	32,907,115	9,872,134	23,946,795	14,751,225	81,477,269	10.81%
MDCP Investors	—	16,453,558	4,936,067	11,973,397	7,375,613	40,738,635	5.40%
TA Investors	—	16,453,558	4,936,067	11,973,397	7,375,613	40,738,635	5.40%
Other investors	10,857,262	1,586,831	2,062,882	7,886,185	4,857,891	27,251,051	3.61%

Total	412,975,325	74,890,069	97,357,086	104,497,797	64,370,643	754,090,920	100.00%

It should be noted that in August 2010, the shareholder Weather Investments II Sàrl pledged 7,861,636 Class D shares of Weather in favor of Bank Misr.

The Shareholders approved the annual financial statements as of and for the year ended December 31, 2009 at the ordinary general meeting of April 18, 2010, at the same time approving the carry-forward of the loss for the year of €745,614,827. At their ordinary general meeting held on May 29, 2010, the Shareholders of the Parent, approved the distribution of dividends, through distributable reserves, for an overall amount equal to €50 million, therefore, about €0.063 per share. Following such resolution, €47.5 million has been distributed while €2.5 million has been allocated to a warrants reserve, in order to consider the shares the warrant-holders are entitled to subscribe pursuant to the Regulations of the Weather Investments SpA Warrants.

It should be noted that according to the Weather Warrants Regulations, the holders of warrants could have exercised their warrants to subscribe a certain number of shares of Weather Investments SpA from April 1, 2006 to August 11, 2010. The warrant exercise period expired with no warrants holders having exercised their rights for the shares. Therefore, the warrants reserve created by the March 13, 2007 resolution of the shareholders of Weather Investments SpA in connection with the exercise of warrants (now equal to €44 million) has expired, together with the warrants exercise period. The warrants reserve was initially created with funds from the share premium reserve. At September 30, 2010, the warrants reserve has been allocated back within the share premium reserve pursuant to the above-mentioned March 13, 2007 shareholders’ resolution.

With reference to transactions on OTH’s shares, it should be noted that on January 13, 2010, the subsidiary Orascom Telecom Holding SAE (OTH) announced that it will increase its share capital to further strengthen the Company’s financial position and ensure OTH’s liquidity, necessary to meet the OTH’s Group financial

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

requirements. This share capital increase occurred in the first nine months of 2010 as previously detailed in note 1.1. The following table provides details of income and expense recognized directly in equity.

	At September 30, 2010			At September 30, 2009
	Gross	Tax		Gross	Tax
	Reserve	Effect	Total	Reserve	Effect	Total
	(Millions of euro)

Other comprehensive income
Exchange differences on translating foreign operations	(56)	0	(56)	(89)	0	(89)
Available-for-sale financial assets	(1)	0	(1)	0	0	0
Cash flow hedges	45	(12)	33	(180)	52	(128)
Other	82	(8)	74	(4)	0	(4)

Other comprehensive income for the period, net of tax	70	(20)	50	(273)	52	(221)

The loss for the period attributable to owners of the Parent amounts to €648 million.

24  FINANCIAL LIABILITIES

At September 30, 2010, Financial liabilities amount to €17,376 million (€18,168 million at December 31, 2009) with a decrease of €792 million over December 31, 2009.

It should be noted that due to the critical financial situation WIND Hellas Group is facing, the Group has not met certain of the minimum covenant/mandatory repayment requirements; therefore, all affected bonds (€1,583 million) and bank loans (€252 million) were reclassified as current financial liabilities under IAS 1 by the WIND Hellas Group.

Furthermore, it should be noted that at December 31, 2009, the balance Bank loans did not include ECMS figures, for €315 million, which starting from September 30, 2010, has been accounted for using the equity method, please refer to note 5.

The following table provides details of the balance at September 30, 2010 and December 31, 2009.

	At September 30, 2010			At December 31, 2009
	Current	Non Current	Total	Current	Non Current	Total
	(Millions of euro)

Bond issues	1,805	5,765	7,570	230	7,014	7,244
Shareholder loans	0	1,373	1,373	0	1,268	1,268
Bank loans	1,434	6,541	7,975	912	8,065	8,977
Loans from others	17	2	19	25	15	40
Derivative financial instruments	162	277	439	176	463	639

Total	3,418	13,958	17,376	1,343	16,825	18,168

Bond Issues

At September 30, 2010, Bond Issues amount to €7,570 million (€7,244 million at December 31, 2009) with an increase of €326 million.

The change occurred is mainly coming from:

•	a new amortizing Senior Secured Bond of an amount of BDT7.07 billion (roughly €74 million) issued by Orascom Telecom Bangladesh (SHEBA) and due in June 2014. The carrying amount of this bond is equal to €73 million at September 30, 2010;

•	the accrued finance expense (€110 million) and changes in foreign exchange rates (€205 million).

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

The following table provides details of “Bond issues” outstanding at September 30, 2010.

			Carrying	Nominal	Issue
Group	Entity	Description	Amount	Amount	Price	Currency	Due Date	Interest Rate	Price

WAHF Group	WIND SpA	Senior Notes 2015 (I tranche Eur)	801	825	100.00%	EUR	12/01/2015	11.00%	105.63%
WAHF Group	WIND SpA	Senior Notes 2015 (I tranche USD)	356	500	100.00%	USD	12/01/2015	12.00%	106.50%
WAHF Group	WIND SpA	Senior Notes 2015 (II tranche Eur)	128	125	106.00%	EUR	12/01/2015	11.00%	105.63%
WAHF Group	WIND SpA	Senior Notes 2015 (II tranche USD)	113	150	105.50%	USD	12/01/2015	12.00%	106.50%
WAHF Group	WIND SpA	Senior Notes 2017 (Eur)	1,223	1,250	96.3%	EUR	07/15/2017	11.75%	114.50%
WAHF Group	WIND SpA	Senior Notes 2017 (USD)	1,473	2,000	97.5%	USD	07/15/2017	11.75%	112.00%
WAHF Group	WAHF SA	PIK Proceeds Loan Agreement (Eur)	356	325	98.3%	EUR	07/15/2017	12.25%	107.75%
WAHF Group	WAHF SA	PIK Proceeds Loan Agreement (USD)	509	625	98.3%	USD	07/15/2017	12.25%	108.00%

Sub-total WAHF Group			4,959

Weather Finance Group	Hellas III	Senior Notes	369	355	100.00%	EUR	10/15/2013	9.50%	2.00%
Weather Finance Group	Hellas V	Senior Secured Notes-925m issue	959	925	100.00%	EUR	10/15/2012	3M Euribor + 6%	27.92%
Weather Finance Group	Hellas V	Senior Secured Notes-200m issue	206	200	100.25%	EUR	10/15/2012	3M Euribor + 6%	27.92%
Weather Finance Group	Hellas V	Senior Secured Notes-97.25m issue	101	97	100.63%	EUR	10/15/2012	3M Euribor + 6%	27.92%

Sub-total Weather Finance Group			1,635

OTH Group	PMCL	Euro Bond (Senior Notes)	84	112	9,690	USD	11/13/2013	8.625%
OTH Group	PMCL	Pak Oman Investment Company Limited	29	3,256	3,256	PKR	05/31/2013	15.1%
OTH Group	PMCL	Allied Bank Limited-Islamabad	13	1,508	1,458	PKR	10/01/2010	13.7%
OTH Group	PMCL	Allied Bank Limited-Karachi	35	4,257	4,257	PKR	10/28/2013	14.0%

Sub-total PMCL			161

OTH Group	OTF SCA	Senior Notes	550	750	750	USD	08/02/2014	7.9%

Sub-total Orascom Telecom Finance SCA			550

OTH Group	SHEBA	Senior Secured Bonds Due 2014	73	7,070	—	BTD	06/30/2014	13.50%

Sub-total Sheba			73

OTH Group	Orascom Telecom OSCAR	Indexed linked notes	193	230	—	USD	02/18/2013	5.0%

Sub-total Orascom Telecom OSCAR			193

Sub-total OTH Group			976

Total			7,570

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Shareholder loans

The balance of €1,373 million (including interest expense of €288 million, of which €105 million for the first nine months of 2010) represents the long-term payable due to shareholders deriving from the obligations arising on the issue of the class B — C — D and E shares, with the exception of Weather Investments II Sàrl, the majority shareholder, which has formally waived all the rights attributed solely to its class C shares.

Bank loans

At September 30, 2010, Bank Loans amount to €7,975 million (€8,977 million at December 31, 2009) with a decrease of €1,002 million.

The main changes occurred in the first nine months of 2010 are the following:

WAHF Group

•	on January 12, 2010, the subsidiary WIND Telecomunicazioni SpA made an early repayment of €336 million attributable to the A1 tranche of the Credit Facility Agreement. Consequently, the next deadline for the repayment of principal is scheduled for December 31, 2011. In addition, on August 9, 2010 the subsidiary WIND Telecomunicazioni SpA made an early repayment of an additional €27 million due under the Credit Facility Agreement for all tranches. Please refer to note 30 for update on the WAHF Group financial situation.

Weather Capital Group

•	during March 2010, the subsidiary Weather Capital Special Purpose 1 SA made two early repayments for a total consideration equal to €150 million relating to the Collateralised Guaranteed Notes. In particular, €120 million was paid on March 8, 2010 and €30 million on March 22, 2010. At September 30, 2010, the outstanding amount of the Collateralised Notes, equal to €389 million has been reclassified to current financial liabilities and the Group is evaluating possible option for its refinancing.

OTH Group

•	the subsidiary OTH repaid two instalments of the A1 and A2 term loan early for a total consideration of USD150 million (roughly equal to €110 million). Furthermore, OTH repaid USD200 million (roughly equal to €147 million) of the Revolving Credit Supplement, USD38 million (roughly equal to €28 million) to settle the Audi bank debt and €2 million to pay the last instalment due to Fortis bank;

•	the subsidiary OTA repaid the Citibank bank loan for DZD12.5 billion (equal to €123 million) and Caylon bank loan for DZD1.9 billion (equal to €19 million);

•	the subsidiary Telecel Globe reclassified the non current portion of Powercom financing from banks, amounting to USD41 million (€30 million) to current portion as the company was not able to meet the covenants. Please refer to note 30 for update on the OTH Group financial situation.

Weather Finance Group

The bank loans are subject to the Group meeting certain covenants/mandatory repayments that are:

Covenants

•	Minimum liquidity

•	Interest Cover (the ratio of EBITDA to Total Net Cash Interest Expense for the twelve-month period ending on each Quarterly Test Date)

•	Net Secured Debt to EBITDA Ratio

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Mandatory repayments

•	An amount of €17.5 million for the Revolving Credit Facility

As described above, considering the critical financial situation WIND Hellas Group is facing, the Group has not met certain of the minimum covenant/mandatory repayment requirements; therefore, all affected bonds (for €1,583 million) and bank loans (for €252 million) were reclassified as current financial liabilities under IAS 1 by the WIND Hellas Group.

The following table provides details of “Bank Loans” outstanding at September 30, 2010.

			Carrying	Nominal
			Amount	Amount
			(in millions	(in millions		Due	Interest
Group	Entity		of euro)	of issuing currency)	Currency	Date	rate

WAHF Group	WIND SpA	Credit Facility Agreement-Tranche A1	818	825	EUR	05/26/2012	Euribor + 2.375%
WAHF Group	WIND SpA	Credit Facility Agreement-Tranche B1	1,445	1,476	EUR	05/26/2013	Euribor + 3.125%
WAHF Group	WIND SpA	Credit Facility Agreement-Tranche B2	54	75	USD	05/26/2013	Libor + 3.125%
WAHF Group	WIND SpA	Credit Facility Agreement-Tranche C1	1,440	1,476	EUR	05/26/2014	Euribor + 4.375%
WAHF Group	WIND SpA	Credit Facility Agreement-Tranche C2	53	75	USD	05/26/2014	Libor + 4.375%
WAHF Group	WIND SpA	Second Lien	541	552	EUR	11/26/2014	Euribor + 7.250%
WAHF Group	WIND SpA	Second Lien	129	180	USD	11/26/2014	Libor + 7.250%

	Sub total WIND Telecom SpA		4,480

Sub total WAHF Group			4,480

Wc Group	Weather Capital Special Purposel	Collateralized notes	398	379	EUR	04/20/2010	Euribor 3m + 4.5%
Sub-total Weather Capital Group			398
OTH Group	PMCL	Citibank N.A-Islamabad-Pakistan	3	1.740	PKR	02/07/11	6 months KIBOR + 1.25%
OTH Group	PMCL	Royal Bank of Scotland (Formarly ABN AMRO Bank)-Islamabad- Pakistan	31	3,548	PKR	12/18/2012	6 months KIBOR + 1.30%
OTH Group	PMCL	Habib Bank Limited-Islamabad-Pakistan (2007)	26	3,000	PKR	12/18/2013	6 months KIBOR + 1.30%
OTH Group	PMCL	Royal Bank of Scotland, London-Citibank London-ECGD-ECA	7	48	USD	02/28/2012	6 months KIBOR + 0.4%
OTH Group	PMCL	Royal Bank of Scotland, London-Citibank London-COFACE Loan-ECA	29	125	EUR	12/30/2011	6 months KIBOR + 0.8%
OTH Group	PMCL	Royal Bank of Scotland, London-AB Svensk ExportKredit-Sweden-Hermes-ECA	4	46	EUR	03/29/2011	6 months KIBOR + 0.8%
OTH Group	PMCL	Royal Bank of Scotland, London-The OPEC Fund for International Development-EPA	4	10	EUR	12/15/2011	6 months KIBOR + 2.5%
OTH Group	PMCL	Royal Bank of Scotland, London; Citibank International plc; Sumitomo Mitsui Banking Corporation Europe Limited-ECGD-ECA Round II	28	70	USD	02/28/2014	6 months KIBOR + 0.18%

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

			Carrying	Nominal
			Amount	Amount
			(in millions	(in millions		Due	Interest
Group	Entity		of euro)	of issuing currency)	Currency	Date	rate

OTH Group	PMCL	Royal Bank of Scotland, London; Citibank International plc; Sumitomo Mitsui Banking Corporation Europe Limited-COFACE-ECA Round II	42	85	EUR	12/31/2013	6 months KIBOR + 0.25%
OTH Group	PMCL	Royal Bank of Scotland, London; Citibank International plc; Sumitomo Mitsui Banking Corporation Europe Limited-Hermes-ECA Round II	29	110	EUR	03/16/2012	6 months KIBOR + 0.25%
OTH Group	PMCL	DEG-Germany	15	20	EUR	08/15/2013	6 months KIBOR + 3%
OTH Group	PMCL	FMO Netherlands	15	20	EUR	08/15/2013	6 months KIBOR + 3%
OTH Group	PMCL	MCB Bank Limited (PKR 22.060 Billion)-Islamabad-Pakistan	193	22,060	PKR	04/01/2014	6 months KIBOR + 1.30%
OTH Group	PMCL	SCB Bank Limited STFA (PKR 5.1 Billion)-Islamabad Pakistan	46	5,100	PKR	05/09/2013	6 months KIBOR + 2.65%
OTH Group	PMCL	Dubai Islamic Bank (Pakistan) Ltd. Ljara Facility PKR 700 Million	6	700	PKR	05/09/2012	6 months KIBOR + 2%
OTH Group	PMCL	Silkbank Limited PKR 400 Million	3	400	PKR	07/30/2015	1 month KIBOR + 2.25%
OTH Group	PMCL	HSBC Bank Middle East Limited-Islamabad-Pakistan	1	800	PKR	Within one year	1 month KIBOR + 1.5%

	Sub total PMCL		482

OTH Group	OTT	International Refinancing	21	100	EUR	03/2011	Euribor + 1%
OTH Group	OTT	Local Refinancing	15	105	TND	03/2011	TMM + 2%

	Sub-total OTT		36

OTH Group	OTA	Hermes Loan 2006	33	86	USD	11/15/2012	LIBOR + 0.6%
OTH Group	OTA	Coface Loan 2006	5	9,724	DZD	11/15/2012	BOA + 0.6%

	Sub-total OTA		38

OTH Group	TWA	United Bank Limited	1	345	PKR	11/27/2013	6 months KIBOR + 3%
OTH Group	TWA	Habib Bank Limited	1	252	PKR	11/27/2013	6 months KIBOR + 3%
OTH Group	TWA	Allied Bank Limited	1	200	PKR	11/27/2013	6 months KIBOR + 3%
OTH Group	TWA	Askari Bank Limited	1	173	PKR	11/27/2013	6 months KIBOR + 3%
OTH Group	TWA	Standard Chartered Bank Pakistan Limited	1	173	PKR	11/27/2013	6 months KIBOR + 3%
OTH Group	TWA	Pak Oman Investment Company Limited	1	150	PKR	11/27/2013	6 months KIBOR + 3%
OTH Group	TWA	Other	1	315	PKR	11/27/2013	6 months KIBOR + 3%

	Sub-total TWA		5

OTH Group	SHEBA	Hermes Facility	43	120	USD	07/01/2014	LIBOR + 1.8%
OTH Group	SHEBA	USD Commercial Facility	69	130	USD	08/01/2013	LIBOR + 4.7%
OTH Group	SHEBA	DFI Facility	20	30	USD	06/15/2014	LIBOR + 4.85%
OTH Group	SHEBA	BDTA Facility	11	2,520	BDT	06/30/2012	Local Money Market Rate
OTH Group	SHEBA	BDTB Facility	7	1,020	BDT	06/30/2014	Local Money Market Rate
OTH Group	SHEBA	Standard Chartered Bank, London	26	50	USD	09/30/2016	LIBOR + 2%
OTH Group	SHEBA	Standard Chartered Bank	6	1,039	BDT	03/13/2011	Local Money Market Rate
OTH Group	SHEBA	The City Bank	2	650	BDT	10/31/2010	Local Money Market Rate
OTH Group	SHEBA	Short Term WCS-SCB-650 mln	7	650	BDT	09/28/2010	Local Money Market Rate

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

			Carrying	Nominal
			Amount	Amount
			(in millions	(in millions		Due	Interest
Group	Entity		of euro)	of issuing currency)	Currency	Date	rate

OTH Group	SHEBA	Short Term WCS-SCB-1.21bln	13	1,210	BDT	08/28/2011	Local Money Market Rate
OTH Group	SHEBA	Dutch Bangla Bank Limited	3	780	BDT	10/31/2010	Local Money Market Rate
OTH Group	SHEBA	Pubali Bank Limited	2	750	BDT	11/30/2010	Local Money Market Rate

	Sub-total SHEBA		209

OTH Group	TELECEL GLOBE	Nedcapital	16	156	NAD	06/30/2016	10.45%
OTH Group	TELECEL GLOBE	Investec bank	16	156	NAD	06/30/2016	10.45%
OTH Group	TELECEL GLOBE	Banque de development des etats de l’afrique Central	4	2,464	XAF	06/30/2015	9.25%
OTH Group	TELECEL GLOBE	Ecobank CentrAfrique S.A	3	3,000	XAF	08/10/2014	11.00%
OTH Group	TELECEL GLOBE	Banque Populaire Maroco Centrafricaine	1	850	XAF	02/28/2012	12.00%
OTH Group	TELECEL GLOBE	Commercial Bank Centrafrique	1	500	XAF	12 months revolving	10.00%
OTH Group	TELECEL GLOBE	Banque Populaire Maroco Centrafricaine	1	300	XAF	12 months revolving	12.00%

	Sub-total TELECEL GLOBE		43

OTH Group	MED CABLE	Export Credit Calyon	2	12	EUR	9/13/2011	EURIBOR + 0.95%

	Sub-total MED CABLE		2

OTH Group	OTH SAE	A1 Term Loan Supplemnt	636	888	USD	4/17/2013	LIBOR + 0.3%
OTH Group	OTH SAE	A2 Term Loan Supplemnt	331	462	USD	4/17/2013	LIBOR + 0.3%
OTH Group	OTH SAE	Revolving Credit Supplemnt	734	1,000	USD	4/17/2013	LIBOR + 0.3%
OTH Group	OTH SAE	NSGB-Car Loan	1	11	EGP	2/28/2013	12.50%
OTH Group	OTH SAE	NSGB-Car Loan New Ext2	1	9	EGP	3/8/2014	11.50%
OTH Group	OTH SAE	NSGB-Car Loan New	1	5	EGP	3/8/2014	11.50%

	Sub-total OTH SAE		1,704

OTH Group	INTOUCH	NBAD	1	35	EGP	1/4/2011	Discount rate + 2%

	Sub-total INTOUCH		1

Sub-total OTH Group			2,520

Weather Finance Group	Wind Hellas Telecommunications SA	Loan from National Bank of Greece	2	3	EUR	12/31/2011	6m Euribor + 1.75%
Weather Finance Group	Wind Hellas Telecommunications SA	Loan from National Bank of Greece	5	10	EUR	12/31/2011	6m Euribor + 1.75%
Weather Finance Group	Hellas Telecommunications V SCA	Revolving Credit Facility	250	250	EUR	04/03/2012	6m Euribor + 3.25%
Weather Finance Group	Wind Hellas Telecommunications SA	Derivatives liability from hedging unwinding agreements	39		EUR	11/05/2010
Hellas Group	Hellas Telecommunications Finance SCA	Senior PIK Notes	282	200	EUR	7/15/2015	3M Euribor + 8%

Sub-total Weather Finance and Hellas			577

Total			7,975

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Certain group companies are required to comply with financial covenants for their bond issues and bank loans. Some of these covenants are tied to their performance while others are tied to external factors, such as the stock market price of the Orascom share. Up to September 30, 2010, there has not been any breach of the financial covenants, except for that mentioned above.

Derivative financial instruments

At September 30, 2010, Derivative financial instruments amount to €439 million (€639 million at December 31, 2009) with a decrease of €200 million. Changes in the fair value of derivatives arise mainly from variations in the interest rate curve and movements in the Euro/USD exchange rate over the period which is mainly attributable to the WIND Group.

The positive change in fair value of embedded derivatives on the PIK Proceed Loan Agreement of WIND Acquisition Holdings Finance SpA is mainly attributable to the significant increase in the credit rating volatility of the issuer occurred during the period. The subsidiary enhanced its evaluation model in order to better represent this value.

The derivative financial liabilities mainly refer to: the cross currency swaps hedging the currency risk relating to the tranches of bank loans and bonds denominated in USD (for €110 million), the plain vanilla interest rate swaps and plain vanilla forward start interest rate swaps hedging the interest rate risk of bank loans (for €238 million) relating to the WAHF Group. Furthermore, the balance includes the OTH Group derivatives hedging the interest rate risk relating to the tranches of bank loans and bonds (for €91 million).

25  CONSOLIDATED CASH FLOW STATEMENT

Cash flows from operating activities amounted to €1,076 million at September 30, 2010, a decrease of €452 million over the corresponding period of 2009, mainly relates to the change in working capital due to operating activities and the deconsolidation of ECMS/Mobil, which has been accounted for using the equity method starting from the third quarter of 2010.

Investing activities used cash for a total amount of €923 million compared to cash of €1,334 million used in the first nine months of 2009. The investing activities of the period used cash for the acquisition of property, plant and equipment primarily as the result of the expansion of the telecommunications networks by the operating companies of WIND Group and OTH Group, as well as plant and machinery under construction mainly relating to development of the 3G mobile technologies of the WIND Group.

In particular, the more significant investments of the OTH Group relates to Bangladesh (Banglalink) and Tunisia (Tunisiana) which have been partially offset by the significant decrease in Algeria (-74%), due to the blocking of imports of equipment and spare parts, and Pakistan (-23%) due to the delays caused by the flood that hit the country, as already described in note 17. Furthermore, the change of the period includes the additional financing to Canada (Globalive) and North Korea (Koryolink) for a total amount of €194 million and the gain of USD300 million (equal to €234 million) on the transaction between OTH and France Telecom for the sale of ECMS/Mobinil.

Net cash used in financing activities amounted to €789 million compared to €336 million in the first nine months of 2009. The movements of the period mainly refer to the changes in bonds issued and bank loans as already detailed in note 24, to the distribution of dividends amounting to €44 million and to changes in other financial assets and liabilities for €9 million. Transactions on OTH’s shares, amounting to €275 million, are mainly due to the portion of the OTH share capital increase subscribed by its minority shareholders.

With reference to the cash flows from discontinued operations/assets held for sale, please refer to note 5.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

26  RELATED PARTY TRANSACTIONS

Transactions and balances with related parties

The transactions with related parties described below are those with Weather Group companies.

Transactions with related parties are entered into as part of normal business operations and, from an economic point of view, are negotiated on an arm’s length basis.

Except for WIND Acquisition Holdings Finance SpA, which has a 7.76% interest in the Parent, the other Group companies did not hold either at September 30, 2010, or at any time during the period shares of the Parent, either directly or through trustees, nor shares in any company controlling the Parent.

The following table summarizes the main effects of related party transactions taking place during the first nine months of 2010 on the income statement and the statement of financial position.

	As of and for the Nine-Month Period Ended September 30, 2010
	Revenue	Expenses	Receivables	Payables
	(Millions of euro)

Globalive Canada	69	0	625	0
Orascom Construction	0	1	0	1
Orascom Trading	0	5	0	1
Summit Technology Solutions	0	3	0	3

Total	69	9	625	4

Key management personnel

The members of the Board of Directors of Weather Investments SpA, the members of the Board of Directors of WIND Telecomunicazioni SpA, the members of the Board of Directors of WIND Hellas SA and the general manager and managing director of Orascom Telecom Holding SAE are considered to be “Key management personnel”. The compensation due to them amounts to approximately €3 million for the first nine months of 2010.

27  CONTINGENT ASSETS

Former legal entity Tellas filed two lawsuits against OTE in December 2008 amounting to a total of €6.1 million. More specifically, the first lawsuit refers to penalties that Tellas claimed from OTE for delays in delivery of Leased Lines in the period 2003 to 2006 (€3.9 million) plus €200 thousand for moral damages. OTE has offered to pay €0.9 million for this claim under the condition that Tellas would restrict its claim to this amount. However, Tellas rejected the offer of OTE and proceeded to file an appeal. The second lawsuit refers to the retroactive application of cost-oriented prices in 2003 regarding interconnection rates, ports and signalling (€1.8 million) plus €200 thousand for moral damages. The NTPC has already imposed a fine on OTE for not applying said decision retroactively, thus crediting OLOs for the amounts charged under the interim (non cost-oriented) rates in 2003 to the extent that they exceed the cost-oriented rates approved at the end of 2003 by the NTPC. Both lawsuits scheduled to be heard in Court in September 2010, have now been rescheduled for March 7, 2013.

28  CONTINGENT LIABILITIES AND MAIN LEGAL PROCEEDINGS

The following section provides details of the Group’s contingent liabilities and main pending legal proceedings at September 30, 2010; provisions have been recognized for these in the consolidated interim financial statements at that date except where it is not possible to estimate the losses, if any, which may arise from a negative outcome of the proceedings or where a negative outcome is not deemed probable.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Italy

Assessment by the Italian Tax Authorities

As regards to those reported in the notes to the consolidated financial statements as of and for the year ended December 31, 2009, there have been changes to the Audit by the Italian Tax Authorities began during 2009 and with reference to the application for a refund on interest payments made by WIND to Wind Finance SL SA (the issuer of a second lien note instrument) for 2005 and part of 2006 and the non payment of withholding taxes on interest payments made by WIND to Wind Finance SL SA for the remainder of 2006, 2007 and 2008. The scope of the audit was expanded to also include the application for a refund on interest payments made by WIND to WAF SA (the issuer of high yield bonds) for 2005 and part of 2006 and the non payment of withholding taxes on interest payments made by WIND to the Wind Acquisition Finance SA for the remaining part of 2006 and for 2007 and 2008.

In particular, on May 31, 2010 the findings of the audit were submitted to WIND in a report confirming the view that withholding taxes had to be applied and proposing that the tax authorities impose a 12.5% withholding tax on the investigated interest payments, for an approximate amount of €70 million. The tax assessment has not yet been issued by the tax authorities, and as such no payment obligation has been realized. Were the Italian tax authorities to confirm that the withholding tax on the relevant interest payments was due WIND would be required to pay withholding taxes and possible interest and penalties, unless WIND contests the assessment before a tax court. On the basis of insights made, there have been no provisions made in the financial statements of the subsidiary at September 30, 2010.

Proceedings Concerning Electromagnetic Radiation

Proceedings are still pending, in particular before the administrative courts, regarding the installation of base stations. These are mainly the result of current concerns about electromagnetic radiation. The claims are of an undeterminable monetary amount.

Proceedings with agents

Certain proceedings are still pending at different judicial stages relating to the termination of agency agreements (including those with Golden Voice, I&IA), in which the agents seek payment from WIND of certain indemnities provided by Italian legislation; these include the termination indemnity, the collection indemnity, the indemnity in lieu of notice and the indemnities pursuant to article 1751 of the Italian Civil Code.

WIND/ITALGO SPA

WIND was sued by Italgo SpA (formerly Delta SpA), which on the declaration of a breach by WIND of certain provisions of an agreement signed with Delta SpA for the provision of goods and services (the “Commercial Agreement”) is seeking the termination of the agreement and other related agreements, the sentencing of WIND to pay a penalty of €3.3 million, refund the price of €23 million paid for Delta SpA shares and pay additional damages (to be quantified during the proceedings) for the costs which Italgo alleges to have incurred as the result of WIND’S breaches. Subordinately, the plaintiff has asked for a reduction in the purchase price agreed by the parties to be settled by offsetting this amount against an amount of €9 million payable to WIND. On March 19, 2010, an injunction was issued by the Court in Rome ordering WIND to pay a sum total of € 3 million. WIND appealed the decision, presently a negative outcome is considered possible.

IOL/RTI SpA

RTI SpA — Mediaset (“RTI”) initiated a proceeding against ITALIA ONLINE Srl (“IOL”) before the Court of Milan on the grounds that IOL continued to make 1,600 videos owned by RTI available on www.libero.mediasd.it following the expiry of IOL’s non-exclusive license for such video content on December 31, 2008. RTL is claiming economic damages of an amount of approximately €100 million. However, if the Court recognizes the responsibility of IOL, it is probable that the company will be liable for a payment of €1 million. Following the hearing held on July 14, 2010 IOL is in the process of filing the defensive pleadings and the conclusions.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Proceedings Concerning Crest One SpA

Crest One SpA (“Crest One’’) has initiated proceedings against WIND for (i) the refund of an amount of approximately €16 million, previously paid to WIND by Crest One as value added tax under a distribution agreement entered into by Crest One and WIND, and (ii) the compensation for all damage suffered by Crest One (to be determined following the trial) pursuant to the payment of such value added tax by Crest One to WIND. The legal action is at its initial phase and therefore it is not yet possible to quantify any potential award. The next hearing will be held on May 16, 2012.

Terna/Enel.Net/Wind

Throughout a writ of summons notified on June 11, 2010, Terna and Telat sued WIND and Enel.Net before the Court of Rome in order to request the termination of three contracts executed by Terna, Enel.Net and Telat, alleging the breach by Enel.Net under article 1453 of the Italian Civil Code, relating to contractual statements of review of the fees. In particular, the contracts concern i) hosting Enel Net’s fiber by Terna’s insfrastructure ii) the lease of the relevant industrial sites; and iii) the maintenance of Enel Net’s fiber cables. The first hearing, scheduled for February 23, 2011 as indicated in the writ of summons, was brought forward to January 19, 2011 following a request of anticipation by Terna and Telat; at the present state of affairs any losses to be incurred by the Group, while considered possible, are unable to be determined.

Proceedings concerning Misleading Advertising and Unfair Commercial Practices

Under legislative decree no. 146/2007, the Italian antitrust authority has the power to initiate proceedings concerning unfair commercial practices and misleading advertising and issue fines of up to €500 thousand for each proceeding. In particular, many of these proceedings brought against WIND concerned the advertising of VAS; only one of these proceedings is pending at the moment.

AGCM started a proceeding on January 5, 2010 against WIND regarding undue telemarketing activities (i.e. calls to customers that had not given their acceptance to be contacted).

Turnover contribution

On September 19, 2009, WIND served two appeals on the competent Ministries before the Regional Administrative Court (the Lazio TAR), claiming for payment of the interest on the amounts paid as turnover contribution (which amounts were found to have been illegally assessed and were reimbursed to WIND on July 12, 2007 and to the former Infostrada on December 17, 2008).

Following a discussion hearing, as held on December 10, 2009, the Lazio TAR accepted WIND’S appeal, and on December 17, 2009, the Ministry of the Economy and Finance paid approximately €4.7 million in interest payments to WIND. On January 20, 2010, a hearing was held to discuss the appeal before the Lazio TAR for the repayment of interest on the contribution paid by the former Infostrada. The judge received only partially the WIND’S appeal as successor of the former Infostrada, stating that the amount of the interest payments started from April 18, 2006 rather than, as demanded by WIND, from the date of payment of the concerned amounts.

On May 25, 2010, WIND filed a claim before the State Council against the TAR Lazio’s ruling in order to obtain the entire repayment of the interest payments related to the amounts paid by the former Infostrada.

WIND- Antitrust Authority (Proceeding no. A/357)

With a decision dated August 3, 2007, the Antitrust Authority closed proceeding no. A/357 by condemning WIND and Telecom Italia for abuse of their dominant positions in the wholesale termination market due to the discriminatory application of economic and technical conditions for fixed-to-mobile on net (fixed-mobile calls originating and terminating on the WIND network) and intercom calls (the calls on the internal telephone lines of a business customer) in favor of their respective internal divisions and to the detriment of fixed-line competitors. WIND was fined a sum of €2 million and ordered to cease the discriminatory behaviour. WIND appealed against

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

the decision by seeking the annulment before the Administrative Court of Lazio (the Lazio TAR). The hearing was discussed on January 23, 2008. The Lazio TAR rejected WIND’S appeal on January 29, 2008 and the related decision was published on April 7, 2008. On September 17, 2008 WIND filed an appeal before the State Council, seeking the annulment of the above Lazio TAR’s decision. The related hearing for the discussion before the State Council originally scheduled for May 11, 2010 was postponed to October 12, 2010.

During the hearing the Judge declared the interruption of the proceedings due to the declaration by one of the interested parties (Eutelia SpA) of its insolvency procedure. The scheduling of a new hearing by the Judge is still pending.

Greece

Delan Arbitration

WIND Hellas is involved in a dispute with Cyprus-based Carothers Ltd (“Carothers”) relating to a September 1996 agreement between Stet Hellas Telecommunications SA (“Stet Hellas”) (the corporate predecessor of WIND Hellas) and Delan Cellular Services SA (“Delan”) pursuant to which Delan agreed to develop and market pre-paid telecommunications services using WIND Hellas’ network (the “Delan Agreement”). WIND Hellas terminated the Delan Agreement in January 1997 because of Delan’s failure to adequately develop a platform for the pre-paid product in accordance with the contractual timetable. WIND Hellas subsequently developed the product. Pursuant to the arbitration clause in the Delan Agreement, Delan filed an arbitration seated in Greece against WIND Hellas in February 1998, alleging wrongful termination of the Delan Agreement and seeking direct damages of approximately €0.3 million and lost profits of approximately €79.5 million, plus accrued interest (the “Delan Arbitration”).

On July 4, 2006, an award was issued in the Delan Arbitration ordering WIND Hellas to pay Delan €30.7 million plus interest. WIND Hellas requested the annulment of the award before the Athens Court of Appeal, and the Court annulled the award on procedural grounds.

WIND Hellas notified Delan of this decision on September 6, 2007 by sending a letter to Delan’s registered office, as required by the Greek Rules of Civil Procedure, and Delan failed to file an appeal within the applicable deadline (one month from service of the decision).

On October 29, 2007, WIND Hellas’ lawyers applied for and obtained a certificate from the Court of Appeal that no appeal had been filed within the applicable deadline, and the matter was therefore considered closed by company management.

On February 29, 2008, WIND Hellas was notified by Alpha Satellite Television SA (“Alfa Satellite”) of a petition filed by it with the Greek Supreme Court in November 2007 with respect to the Delan case. According to the petition, Alpha Satellite had merged with Delan in February 2007 and thereby become a full successor to Delan. WIND Hellas had not been notified of the merger between Alpha Satellite and Delan or Delan’s change of address. Alpha Satellite claimed that, due to its merger with Delan, a three-year period was available to it for appeal against the Court of Appeal’s ruling. The hearing before the Supreme Court took place on May 5, 2008, and in October 2008 the Supreme Court ruled in favour of WIND Hellas and confirmed the annulment of the award rendered in the Delan Arbitration. Alpha Satellite subsequently apparently transferred the Delan claim to a third party, the Cyprus-based Carothers.

On April 15, 2009, Carothers sent WIND Hellas a letter seeking to reinstate the Delan claim. WIND Hellas responded to the letter, rejecting Carothers’ arguments. Carothers replied insisting on its arguments.

On October 14, 2009, Carothers filed a new claim before the Athens Court of First Instance. The claim is based on the same facts and raises the same legal arguments as the Delan Arbitration, but Carothers claims a total of €271.3 million (the same €0.3 million in direct damages claimed in the Delan Arbitration, plus increased lost profits and increased interest) plus interest from the commencement of proceedings. The hearing of this new claim was initially scheduled for January 20, 2010, but was postponed until October 2010. On December 1, 2009, Carothers filed an application for an interim injunction in order to safeguard Carothers’ position in the event the Court rules in

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Carothers’ favour. The hearing on Carothers’ December 1, 2009 application for an interim injunction was heard on January 20, 2010 before the Athens Court of First Instance. The Court denied Carothers’ application on February 5, 2010. On February 10, 2010, Carothers notified WIND Hellas of a second application for an interim injunction against WIND Hellas before the Athens Court of First Instance. Carothers’ second application was based on the same grounds as the first application. The hearing date for the second application was initially scheduled for February 26, 2010 but, by agreement of WIND Hellas and Carothers, was rescheduled for June 16, 2010.

Also on February 26, 2010, further to Carothers’ verbal request, the Court issued a provisional order prohibiting a change in the legal and actual status of WIND Hellas’ property up to an amount of €35 million until the rescheduled hearing date of June 16, 2010.

On March 16, 2010, WIND Hellas filed an application for the reform of the said provisional order. The hearing took place on March 23, 2010 and the competent Judge accepted WIND Hellas petition and amended the provisional order restricting it only to the company’s property, plant and equipment excluding real estate assets.

On April 12, 2010, Carothers filled a new application asking the Court to reform again the provisional order issued on March 23, 2010. The application was heard on April 28, 2010 and the competent Judge partially amended the March 23, 2010, provisional order by including all WIND Hellas’ assets but by expressly excluding all bank accounts.

Finally, following WIND Hellas’ request for a preferential hearing of the Carother’s interim injunction application which was then scheduled for June 16, 2010, the hearing was brought forward and rescheduled for May 14, 2010. The Court’s decision is now pending. On the same date, the Judge extended the provisional order, issued on April 28, 2010 to the day that he will make his Judgement publicly available. Finally, pursuant to the law of August 2, 2010 (Law no. 6320), the Court rejected the Carothers’ petition for interim injunction. On June 16, 2010, WIND Hellas in accordance with Section 9.3 (b) of the April 3, 2005 Stock Purchase Agreement (the “2005 SPA”) between TIM International NV (subsequently Telecom Italia International N.V.-“TII NV”) and ACV Finance (of which WIND Hellas is today the corporate successor), requested TII NV to defend WIND Hellas in the Delan/Carothers Litigation by taking up the defence before the merits hearing, which is scheduled for October 13, 2010. Finally, the hearing was further postponed to June 1, 2011. At September 30, 2010, no provision for this litigation is recorded.

Vasilias Enterprises SA Litigation

In March 2001, Vasilias Communications SA (“Vasilias”), one of WIND Hellas’ master dealers, filed suit against WIND Hellas claiming damages of over €9.2 million for breach of contract. Following the bankruptcy of Vasilias, WIND Hellas filed a counterclaim totalling €1.8 million for damages resulting from Vasilias’ closure of its stores after receiving financial support from WIND Hellas.

This litigation was heard before all levels of jurisdiction and reached the Supreme Court. The Supreme Court partially accepted WIND Hellas’ arguments and ordered WIND Hellas to pay Vasilias the sum of €0.4 million plus legal interest. The amount WIND Hellas paid Vasilias, following the Supreme Court’s decision, therefore totals €0.7 million. In this respect, Vasilias filed a second claim against WIND Hellas in February 2005 related to claims similar to those described above, but for the period following the filing of the first claim, running from the first quarter of 2001 to the end of 2001. In this claim, Vasilias is seeking damages of approximately €1.9 million for lost profits plus accrued interest. The hearing on this matter, originally scheduled for October 2006, was held on January 24, 2008. The Court of First Instance issued its decision which required the Company to pay Vasilias an amount of approximately €260 thousand. In October 2009, Vasilias’ appeal against the Decision of the Court of First Instance was notified to WIND Hellas. The appeal was heard on October 20, 2010, before Athens Court of Appeals but the Court judgement is still pending.

Benroubis SA

Benroubis SA (“Benroubis”) is a company which, inter alia, manages retail stores and produces household appliances. In the past, Tellas had requested the approval of the trademark “IZI” for a group of new services.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Benroubis filed an injunction request before the civil courts claiming that former legal entity Tellas should refrain from using this trademark as Benroubis had already registered the trademark “IZZY” for equipment it produces itself, including fixed telephone sets. The court granted an injunction prohibiting the use of the trademark “IZI” by Tellas, and Tellas immediately withdrew the products bearing this trademark from the market. The Administrative Trademark Committee (in charge of the registration of trademarks) accepted the request of Tellas for the registration of “IZI”, despite the fact that Benroubis SA had intervened and requested the rejection of Tellas’ application.

Consequently, Benroubis filed a law suit claiming €1 million from Tellas on the grounds of unfair competition for use of the trademark. Independently of the outcome of the judicial dispute, Tellas has fully hedge the risk arising from this case, as the advertising agency used by Tellas (DDB) has undertaken to reimburse Tellas any amount that Tellas may be required to pay Benroubis. The hearing, originally scheduled for October 2009, took place on April 28, 2010 but the Court’s decision is still pending.

Municipality of Evosmos

In 2005, the Municipality of Evosmos sent a formal notice to Tellas asserting that the company was under the obligation to pay to the Municipality €262 thousand in regard to rights of way and demanding immediate compensation. WIND Hellas filed several appeals at the competent courts and the case is still pending. In 2009, the Municipality of Evosmos sent notices to WIND Hellas again, claiming rights of way for the years 2005 to 2009 up to €1.2 million. The company has once more appealed to courts, in order to defend its case. As a result, the total amount claimed by the Municipality is around €1.5 million. In August 2010, the municipality of Evosmos initiated judicial proceedings with regard to duties and fines up to €132 thousand to be inflicted upon WIND Hellas for rights of way for the year 2009. WIND Hellas is bound to appeal against the municipality regarding these proceedings within the legal time limits.

At September 30, 2010, a provision of €488 thousand was recorded.

Pinakoulas Litigation

On June 3, 2010 a lawsuit by Mr. Pinakoulas was notified to WIND Hellas. Mr. Pinakoulas was one of the arbitrators in the Delan case and by his lawsuit requests compensation for his professional services during the arbitration, amounting, as he claims, to €950 thousand although he has resigned from his position. The lawsuit was scheduled to be heard on September 21, 2010, before the Athens Court of First Instance. On July 13, 2010 a second lawsuit by Mr. Pinakoulas was notified to WIND Hellas. By this second lawsuit, Mr. Pinakoulas withdraw from his first lawsuit, but restates his claim for the same amount as in his first lawsuit. This second lawsuit is scheduled to be heard on October 26, 2010. The case was heard on that date but the Court judgment is still pending.

Microdata Litigation

On November 14, 2008 a lawsuit by Microdata SA was notified to WIND Hellas. Microdata was one of WIND’S resellers. Microdata asks for €1.1 million plus interest accusing WIND of breaching the contractual terms between the two companies. The lawsuit was initially scheduled to be heard on October 7, 2009, but was aborted due to the national elections. Microdata restated its claim in November 2009, and the case is now scheduled to be heard on October 27, 2010, before Athens Court of First Instance. The appeal has been postponed to September 26, 2012.

Main legal proceedings of regulatory nature

Greece

Customer complaints

In 2006 and 2007 a large number of customers filed complaints against Tellas with the telecommunications regulator. These complaints and the replies of Tellas in this connection were reviewed by the regulator, resulting in

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

a series of fines. The fines inflicted in 2007 amounted to a total of €1.85 million. Tellas has appealed against all the decisions of the regulator regarding such fines. Out of this amount, €1.05 million has been suspended by the relevant court injunction. For the rest of the amount and until the issuance of a final decision, Tellas has paid the fines. However, Tellas believes that the appeals are based on sound legal arguments which are likely to result in a significant reduction of the fines. To date, the administrative court of appeal has ruled on four appeals. All rulings issued to date have resulted in the reduction of the fines imposed. Namely, a fine of €50 thousand was reduced to €15 thousand, a fine of €500 thousand was reduced to €250 thousand, two fines of €400 thousand each were reduced to €350 thousand and €300 thousand respectively. Tellas has also appealed against the court decisions in an effort to further reduce the fines imposed. In addition, on June 27, 2008, two additional fines were inflicted by the NTPC amounting to €0.3 million, both referring to customer complaints filed in 2007. A further fine of €0.5 million was inflicted on July 4, 2008. Finally, three other fines amounting to a total of €0.1 million were imposed by the Ministry of Development (Consumer Secretariat) for customer complaints filed in 2007. The Company has appealed against these decisions, but the court has not ruled on any of these appeals. Furthermore, in September 2010, following customer complaints in relation to the provision of LLU services, WIND participated in a hearing before the NTPC. The NTPC decision in relation to this hearing is still pending.

An estimate of the cost of these fines was made in determining provisions for the period of approximately €0.7 million.

Universal Service Directory

In December 2004, WIND Hellas (at that time under the corporate name of TIM Hellas), Vodafone Greece and Cosmote were each fined €20 thousand for not providing the universal service provider (OTE AE) with subscriber data for a unified telephone catalogue to be published by OTE. WIND Hellas reviewed and examined the decision of the NTPC, and lodged an official petition opposing it in the Administrative Appeal Court on February 28, 2005. The hearing took place on September 26, 2007. The Court’s decision (no. 669/2008), which was in favour of WIND Hellas, was officially notified to the company on July 29, 2008. The court officially cancelled the decision of the NTPC stating that WIND Hellas had acted properly in not providing subscriber data to the universal service provider in the absence of an agreement between the parties. The NTPC appealed the decision in November 2008. A hearing on this issue scheduled for October 2010, was postponed to March 29, 2011.

SMS prices

In March 2006, WIND Hellas (at that time under the corporate name of TIM Hellas), Vodafone Greece and Cosmote were each fined €1 million for anti-competitive behaviour following an investigation that was initiated by the NTPC in February 2005 into alleged price fixing of SMS services by WIND Hellas, Vodafone Greece and Cosmote. WIND reviewed and examined the Decision of the NTPC and submitted its official petition against it to the Administrative Appeal Court in April 2006. The hearing took place on May 15, 2007. The Court’s Decision (no. 3738/2007), in favour of WIND Hellas, was officially notified to the company on January 24, 2008. The court decided that the simultaneous increase of the SMS service costs cannot be considered as a practice jointly-agreed by the mobile operators. The NTPC lodged an appeal with the State Council against this decision on March 17, 2008. The hearing was originally scheduled for October 2009, and then rescheduled twice (for January 12, 2010 and April 13, 2010). The hearing scheduled for October 12, 2010, was finally postponed to March 29, 2011.

Mobile Termination Rates

On November 20, 2008, WIND Hellas filed an appeal before Athens’ Administrative Court of Appeals against the NTPC’s Decision on Mobile Termination Rates (NTPC’s Resolution no. 498/046/15.10.2008), based on procedural and substance reasons related to the adverse impact on the Company’s profitability following the implementation of the new MTRs. The hearing, initially scheduled on March 19, 2009 was postponed and rescheduled twice (for June 11 and July 29, 2009). The case was then scheduled to be heard before the Administrative Supreme Court, on April 13, 2010. The hearing was finally postponed for October 12, 2010.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Meanwhile WIND Hellas was obliged to implement the new MTRs from January 1, 2009 and on January 1, 2010 decreased its MTRs to the regulatory provided level of €0.0624/min.

Numbering

On February 18, 2009, WIND Hellas filled an appeal before Athens’ Administrative Court of Appeals against the NTPC’s resolution no. 505/056/23.12.2008 that had rejected WIND Hellas’ request to be credited €100 thousand for false invoicing by NTPC, relating to numbering fees. The hearing took place on October 13, 2009. No court Decision has been issued yet.

Interconnection/ Access

On June 26, 2010, Newsphone, a Greek content provider, filed a complaint against all three MNOs before the NTPC for price fixing in the market of Value Added Services on the basis of joint dominance, illicit competition and collusion. MNOs submitted to the NTPC their formal opinion/ arguments on the complaint on September 27, 2010. NTPC shall now schedule a hearing in the near future.

MTRs in Bulgaria Case

WIND Hellas submitted to the NTPC (NTPC Ref 9265/5.3.2010) with notification to the Bulgarian Communications Regulatory Authority (“Communications Regulation Commission” (CRC)) and the European Commission Directorate General for Information Society a complaint for the resolution of a cross border dispute (Article 21 of Directive 2002/21/EC, as amended, applies as incorporated in Article 19 of Law 3431/2006) , dated March 1, 2010, against providers of electronic mobile communications in Bulgaria, including Cosmo Bulgaria Mobile PLC (Globul), a subsidiary of COSMOTE. The subject of this dispute was the fact that the Bulgarian mobile operators do not apply the existing national termination rates, as regulated by the CRC, for telecommunications traffic originating from other EU Member — States, rather they charge rates increased up to 100% of their national MTRs. In reply, the CRC issued a Decision (978/2.9.2010) rejecting WIND’S complaint on the grounds that the disputed practice is lawful according to Bulgarian law. WIND Hellas is currently in the process of raising the matter before the European Commission and the Body of European Regulators for Electronic Communications (BEREC).

WIND Hellas believes the provision of €2.7 million recognized for all the above cases is sufficient.

The Company is subject to other pending and threatening legal actions and proceedings. Management believes that the outcome of such actions and proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

Emerging Markets

Egypt

Telecom Egypt filed a complaint with the dispute resolution committee of the National Telecommunication Regulatory (NTRA), with the purpose of changing its interconnection prices with the mobile operators, despite the fact that there are existing contracts with the operators.

In response, ECMS requested the committee to respect the prices of contracts in effect. The NTRA issued a ruling on the dispute on September 3, 2008 in favour of Telecom Egypt by changing the interconnection prices between the fixed and mobile networks to be effective from that date. ECMS informed the NTRA of objection and rejection of the decision as it has no legal or contractual basis and that ECMS intends to bring the matter to the courts in order to protect its interest. On November 1, 2008 a law suit against the NTRA was filed in the Administrative Court at the State Counsel requesting the staying and nullifying of the NTRA’s decision.

On September 3, 2009 and based on the interconnection agreement (article 25 first paragraph) ECMS filed an arbitration against Telecom Egypt in accordance with the rules of The Cairo Regional Center for International Commercial Arbitration in order to settle the existing dispute between the two parties. On October 9, 2009,

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Telecom Egypt sent an initial response and a counterparty claim related to the arbitration notification filed against it.

On January 5, 2010 a letter from the NTRA was received with the purpose of making new changes in the interconnection prices between the different operators to be applied retroactively from September 1, 2009. The letter was based on the September 3, 2008 decision. On January 14, 2010 ECMS sent a letter to the NTRA refusing this decision.

On June 5, 2010, the administrative court accepted the lawsuit filed by the company and therefore ruled:

•  First

Staying the implementation of the first appealed decision dated September 3, 2008 related to items 2, 8, 9 -and all judicial effects related thereto — that sets the interconnection tariffs for outgoing calls initiated from Telecom Egypt terminated on the Mobinil network at 11.3 PT per minute and setting interconnection tariffs for outgoing calls initiated from Mobinil terminated on the Telecom Egypt network at 6.5 PT per minute, and obliged the defendant to pay all the expenses related to this lawsuit.

•  Second

Staying the implementation of the second appealed decision dated December 31, 2009 — and all judicial effects related thereto — that was amended by the decision dated January 14, 2010, which sets interconnection tariffs for outgoing calls initiated from certain mobile operators networks (Vodafone Egypt, Etisalat Egypt and also Telecom Egypt) terminated on the Mobinil network at 8.5 PT per minute calculated on seconds basis, and setting interconnection tariffs for outgoing calls initiated from Mobinil terminated on the Vodafone Egypt network at 10 PT per minute calculated on the basis of the second, and those terminated on the Etisalat Egypt network at 11 PT per minute calculated on the basis of the second and those terminated on Telecom Egypt network by 6.5 PT per minute calculated on the basis of the second and obliged the defendant to pay all the expenses related to this lawsuit.

The administrative court has referred the lawsuit to the state commissioners’ authority to prepare a legal opinion concerning the request to nullify said decisions.

ECMS and its external legal counsel believe that it has a strong legal position as the NTRA’s decision does not have legal or contractual ground, hence we continue to record interconnect revenue and costs based on the existing agreement with Telecom Egypt and other mobile operators.

If ECMS had applied this decision based on Telecom Egypt interpretation, it would have recorded lower interconnection revenue of EGP168 million (€22 million) and lower interconnection costs of EGP40 million (€5 million) for the year ended December 31, 2009, and lower interconnection revenue of EGP181 million (€23 million) and lower interconnection costs of EGP45 million (€6 million) for the nine-month period ended September 30, 2010.

Intouch Group received a tax claim amounting to DZD205 million (€2 million) in addition to DZD51 million (€0.5 million) in penalties and interest. In January 2009, the company paid 20% of the total tax claim in order to be able to appeal against that claim. The subsidiary was granted a tax exemption amounting DZD 205 million (roughly €2 million) and the remaining amount of DZD 51 million (€0.5 million) was recorded as a provision.

Ring Group received a tax claim amounting to USD 46 million (roughly €34 million) relating to the assessment of the period 2005-2008. The company has provided for a provision for such assessments with an amount of USD 9 million (€7 million).

Pakistan

PMCL received a tax assessment up to the year 2007. The company has filed appeals to the appellate authorities against the re-assessment order. The assessments is equal to Rs 1,921 million (€16 million). The company has provided for a provision for such assessments with an amount of Rs 191 million (€1.6 million).

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Jordan

The Jordanian Tax Authorities have claimed for JD 49.2 million (€51 million), from Pioneer Investment Ltd, a wholly-owned subsidiary of OTH, in connection with the sale of Fastlink (Jordan Mobile Telecommunication Services) in 2002 to MTC by Pioneer Co. At the present, OTH does not have sufficient information to quantify any losses which may arise from this matter.

Iraq

Upon the disposal of its investment in Iraqna for Mobile Services, Orascom Telecom Iraq provided a warranty to the purchaser of the investment. No more than USD60 million (€44 million) of this warranty shall be payable in relation to tax covenant claims.

Algeria

Year 2004

In April 2009, OTA has received a final tax assessment relating to the 2004 tax year amounting to DZD3,948 million, plus DZD584 million in penalties (totally equal to €45 million). The Company filed an appeal against the tax authorities after the payment of 20% of the principal tax assessment amounting to DZD790 million (equal to €8 million). During 2009, OTA also paid the residual amount of DZD3,743 million, of which DZD584 million in penalties (equal to €37 million, of which €6 million in penalties).

In January 2010, the company received a rejection of its objection, relating to the 2004 tax assessment and dated June 2009, under the Algerian tax laws and procedures the company has 4 months from date of receipt to re-object to the rejection. Therefore, the company is now preparing the required documentation for the re-appeal. Relating to such assessment, an initial provision with an amount of DZD709 million (approximately €7 million) was accounted for, then the company booked a complementary provision amounting to DZD199 million (€2 million) based on the opinion of the external expert.

Years 2005-2007

On November 16, 2009, the Tax Department for Large Scale Companies (DGE) issued to OTA a tax assessment of the years 2005 to 2007, amounting to DZD43,910 million, plus DZD3,639 million in penalties (totally equal to €468 million). 85% of the assessed amount is due to a rejection of OTA’s accounts.

In December 2009, considering that the majority of the ruling’s remarks assessed are arbitrary and unfounded, OTA has appealed the assessment after the payment of DZD8,782 million (€86 million) which represents 20% of the principal amount assessed for 2005-2007.

For this proceeding the company, supported by an independent expert’s report, already at December 31, 2009 booked a tax payable of €29 million (equivalent to DZD3 billion) for the 2005-2007 assessment.

On March 7, 2010, OTA received a notice of the rejection of its administrative appeal, relating to the 2005-2007 tax assessment, filed in December 2009. In order to file a second appeal, OTA paid a further 20% of the outstanding balance of the taxes and penalties assessed by the DGE, with an amount of DZD8,001 million, of which DZD919 million in penalties (totally equal to €79 million). During April 2010, the company paid an additional amount of DZD30,766 million, of which DZD2,720 million in penalties (totally equal to €303 million).

At September 30, 2010, OTA paid a total amount of DZD52,081 million (equal to €512 million) for the period 2004-2007, including penalties. An additional amount of DZD1,768 million (€17 million) has been suspended until the final assessment of the Administrative Court. All amounts paid will be recoverable if OTA’s case against the tax authority is successful.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

Years 2008-2009

On September 30, 2010, Orascom Telecom Algeria received a preliminary assessment from the Algerian DGE in respect of the years 2008 and 2009, in the amount of approximately DZD 17 billion.

Under the Algerian tax laws and procedures the company has 40 days to respond to the preliminary assessment before receiving the final reassessment. OTA would then within a period of 30 days either pay the full amount alleged to be owed or challenge the reassessment through the local appeal process, whereby it will be required to pay 20% of the claim’s principal amount. This preliminary assessment comes despite the fact that OTA had already paid the taxes due for the same years. The tax assessment for these years was immediately initiated in early 2010 following the tax filing for 2009. The preliminary assessment is based primarily on the unfounded allegation that OTA did not keep proper accounts for the years 2008 and 2009 notwithstanding the fact that OTA’s accounts were assessed.

Without prejudice to their rights under the Investments Agreement, applicable bilateral investment treaties and applicable laws, OTH and OTA intend to take all necessary legal steps to challenge the preliminary assessment, considering that the ruling’s remarks assessed are arbitrary and unfounded.

In addition to the above, Djezzy filed a petition against the Central Bank of Algeria’s injunction restraining all Algerian banks making transfers abroad in foreign currency to Djezzy’s suppliers, and putting on hold any custom clearance of imported goods.

On June 13, 2010, this petition was rejected by the Algerian civil court for lack of jurisdiction. OTA also filed a new petition before the Algerian administrative courts (State Council) on June 24, 2010. Although this situation generated a huge challenge for Djezzy to keep the network operating in spite the ban on importing equipment and spare parts, Djezzy managed to avoid any major network issues.

During September 2010, the Central Bank of Algeria verbally presented a complaint against OTA for not respecting foreign trade transactions. This complaint is under investigation by the Algerian Authority.

U-Com

In January 2010, UCOM, a subsidiary of Telecel Globe, received from the tax authorities a preliminary assessment report amounting to USD11 million (€8 million). The company has booked a total provision of USD4 million (€3 million).

On August 2010, a compromise was signed between U-COM and local tax authorities, with the company agreeing to pay USD3.1 million (€2 million) as an advance before the end of year 2010. The company already paid USD 1.9 million (€1.3 million) at September 30, 2010 in order to resolve all pending issues relating to the tax due relating to financial years 2008 and 2009.

29  OTHER INFORMATION

At September 30, 2010, the collateral pledged by Group companies as security for their debts was as follows:

•	a lien on the GDRs of Orascom Telecom Holding SAE held by the indirect subsidiary Weather Capital Special Purpose 1 SA, equal to 50.168% of its share capital, in favor of Collateralized Noteholders in connection with the Guaranteed Collateralized Notes repayable in 2011;

•	a lien granted by Weather Capital Special Purpose 1 SA over its current bank account at Intesa Sanpaolo SpA in favor of the lending banks and the holders of the notes issued by the same company;

•	a lien granted by Weather Capital Special Purpose 1 SA over its current bank account at Bank of New York Melon, Brussels branch in favor of BNY CORPORATE TRUSTEE LIMITED;

•	a lien in favor of the Collateralized Noteholders over the shares held by the subsidiary Weather Capital Sàrl in Weather Capital Special Purpose 1 SA, equal to 100% of its share capital;

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

•	a transfer of payables of Weather Capital Special Purpose 1 SA deriving, inter alia, from the Sales and Purchase Agreement and the Stock Borrowing Agreement relating to OTH shares, as security in favor of the holders of the Guaranteed Collateralized Notes repayable in 2011;

•	a pledge over Weather Investments SpA’s shares in WAHF SpA was granted in favor of the Bank of New York Mellon as Trustee an BNY Corporate Trustee Services Limited as security of the Notes released by Wind Acquisition Holding Finance SA;

•	a pledge of a bank account held by Weather Finance III Sarl with Credit Agricole in Luxembourg, in favor of JP Morgan Europe Limited as Security Agent in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V, the Senior Notes, issued by Hellas III and liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of its entire holding of shares of Hellas Telecommunications IV, in favor of JP Morgan Europe Limited as Security Agent in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of preferred equity certificates issued by Hellas Telecommunications IV, in favor of JP Morgan Europe Limited in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a deed of assignment of certain intercompany debt between Weather Finance III Sarl and WIND Hellas Telecommunications SA or its subsidiaries, in favor of the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of its entire holding of shares in WIND Hellas in favor of J.P. Morgan Europe Limited as Security Agent in connection with of the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of a bank account held by Weather Finance III Sarl with J P Morgan Chase Bank N A in New York, in favour of JP Morgan Europe Limited as Security Agent in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V, the Senior Notes, issued by Hellas III.

Moreover, Weather Finance III Sarl succeeded Hellas II as parent guarantor in relation to the revolving credit facility as a guarantor of all amounts outstanding under the above mentioned facility, limited by applicable laws. Further Weather Finance III Sarl succeeded Hellas II as parent guarantor under various intra-group corporate bonds, and is therefore guarantor of the liabilities of WIND Hellas SA under such documents.

Weather Finance III Sarl succeeded Hellas II as the parent guarantor in relation to the Senior Notes, issued by Hellas III and gave a full and unconditional guarantee in respect of all obligations of Hellas III, as issuer, owed to the noteholders.

Weather Finance Sarl III succeeded Hellas II as the parent guarantor in relation to the Senior Secured Floating Rate Notes, issued by Hellas V and gave a full and unconditional guarantee in respect of all obligations of Hellas V, as issuer, owed to the noteholders.

The Security or guarantees granted by Weather Finance II already outstanding are the following:

•	A pledge by Weather Finance II Sàrl of its entire holding of shares in Weather Finance III Sàrl, in favor of JP Morgan in connection with the revolving credit facility, the Senior Notes, issued by Hellas III, the Senior Secured Floating Rate Notes, issued by Hellas V and certain intra-group corporate bonds;

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

•	A deed of assignment of certain intercompany debt between Weather Finance II Sàrl and Weather Finance III Sàrl or its subsidiaries, in favor of JP Morgan in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V and other intra-group corporate bonds.

In addition, at September 30, 2010, Weather Investments SpA is the guarantor in relation to the Guaranteed Collateralized Notes, maturing in 2011 (following the extension obtained on February 16, 2010), originally issued by Weather Capital Special Purpose 1 SA for a total nominal amount of €1,200 million (guaranteed up to a maximum of €2,400 million). As a consequence of the early repayments made in 2008 and 2009, the total amount currently outstanding under the notes (principle and interests) is equal to €398 million. Moreover, a guarantee and indemnity by Weather Investments SpA of Weather Finance III’s obligations (as purchaser) under the SPA dated November 27, 2009. Although it is a continuing guarantee, the primary obligation of Weather Finance III was the payment of the purchase price.

Despite the encumbrances on the shares, the voting rights at shareholders’ meetings of the companies are retained by the pledgor of the shares by express contractual agreement.

At September 30, 2010, the OTH Group pledged the following guarantees relating to loans and credit facilities:

•  Pakistan Mobile Communications Limited

•	Charge on all present and future receivables/collections (including charge on specific collection accounts) and charge on present and future movable fixed assets (excluding land, building, vehicles and handsets) of the company. Debt is also secured against a guarantee of 75% of the loan granted by Overseas Private Investment Corporation (OPIC);

•	Charge on the Debt Service Account maintained under ECA/DFI facilities. SBLC issued in favor of Royal Bank of Scotland (formerly ABN AMRO Bank NV) for securing the debt servicing of ECA loans for the equivalent amount payable in next six months;

•	Charge on vehicles and equipment.

•  Orascom Telecom Tunisia

Charge on property, plant and equipment and intangible assets to secure bank loans (Fond de commerce and Network equipment).

•  Orascom Telecom Algeria

Lien on OTA’s trade receivables and bank accounts.

•  Transworld Associates (Pvt)

Charge on assets up to 1,033 million Pakistani rupees (€8.8 million). Pledge over TWA shares against TWA loans.

•  Moga Holding

Lien on the bank accounts. Pledge over Moga shares to OTA lenders.

•  Orascom Telecom Holding

Liens on 20,000,000 shares of ECMS, 9,078 shares of Mobinil, 50,000 ordinary shares and one preferred share in Orascom Telecom Iraq Corp. Limited, 50,000 shares in Orascom Tunisia Holding Limited, 50,000 shares in Carthage Consortium Limited, 166,500,001 shares in Oratel International Inc. Limited and 2,850,208 shares in Orascom Telecom Algerie SPA;

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

•  Intouch

Waiver of the Company’s rights for revenue arising from lines rented to customers for an amount of approximately 11 million Egyptian pounds (€1.14 million) and OTH ownership not less than 51%.

At September 30, 2010, the Weather Finance I Group had pledged the following guarantees on its debts:

•	a lien on receivables amounting to €50.4 million;

•	a lien on cash at banks and time deposits amounting to €24.1 million;

•	a lien on property, plant and equipment amounting to €604 million;

•	a lien on inventories amounting to €8.7 million.

At September 30, 2010, the collateral pledged by the WIND Group companies as security for liabilities may be summarized as follows:

•	a special lien pursuant to article 46 of the Consolidated Banking Law on certain assets, present and future, belonging to the subsidiary WIND Telecomunicazioni SpA and its subsidiary Enel.Net Srl, as specified in the relevant deed, in favor of the banking syndicate party to the Credit Facility Agreement and other creditors specified in the relevant deed;

•	a lien exists on the subsidiary WIND Telecomunicazioni SpA’s trademarks and intellectual property rights, as specified in the relevant deed, pledged in favor of the banking syndicate party to the Credit Facility Agreement and other creditors specified in the relevant deed;

•	a lien exists on the shares held by the subsidiary WIND Telecomunicazioni SpA in WIND Finance SL SA, equal to 27% of share capital, pledged in favor of the subscribers to the Second Lien Notes;

•	a lien exists on 640,000 shares amounting to the entire share capital held by the subsidiary WIND Telecomunicazioni SpA in WIND International Services SpA, pledged in favor of the banking syndicate party to the Credit Facility Agreement and the subscribers to the Second Lien Notes;

•	a lien exists on the shares held by WIND International Services SpA in WIND INTERNATIONAL SERVICES Sàrl pledged in favor of the banking syndicate party to the Credit Facility Agreement and the subscribers to the Second Lien Notes;

•	a lien on the shares held by WIND Acquisition Holdings Finance SpA in WIND Telecomunicazioni SpA, equal to the entire share capital of that company, in favor of the banking syndicate pursuant to the Credit Facility Agreement and the subscribers of the Second Lien Notes and the High Yield Notes.

Despite the encumbrances on the pledged shares, the voting rights at shareholders’ meetings of the companies are retained by the Group by express contractual agreement as an exception to the provisions of paragraph 1, article 2352 of the Italian Civil Code.

In addition, the WAHF Group has undertaken, pursuant to the “Master Security Agreement”, to pledge further guarantees on certain assets to be acquired by the subsidiary WIND Telecomunicazioni SpA and its subsidiary Enel.Net Srl, in favor of the banking syndicate in the Credit Facility Agreement, the other creditors specified in the Master Security Agreement and the subscribers to the Second Lien Notes. In particular, they have undertaken to pledge as additional collateral the shares or other equity instruments (whether newly subscribed or purchased) of significant subsidiaries, property or rights pursuant to article 2810, paragraphs 1 and 2 of the Italian Civil Code with a value of at least €1 million and any VAT receivables acquired or which arise in favor of the some companies.

Finally, in order to provide a guarantee for its obligations, the subsidiary WIND Telecomunicazioni SpA has pledged as security its trade receivables, receivables arising from intercompany loans and receivables relating to insurance policies, present and future, as described in the specific instrument, to the banking syndicate pursuant to the Credit Facility Agreement and the other lending parties specified in the respective contract as a guarantee for

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

and in favor of the subscribers to the Second Lien Notes issued on September 29, 2005 by the associate WIND Finance SL SA.

Moreover, WIND Acquisition Holdings Finance SpA has pledged as security its receivables arising from the Sale and Purchase Agreement and the Put and Call option dated May 26, 2005 with ENEL SpA as described in the relevant deed, to the banking syndicate in the Credit Facility Agreement and the other lending parties specified therein as a guarantee for and in favor of the subscribers to the Second Lien Notes and High Yield Notes expiring in 2015 and 2017.

A description is provided below of personal guarantees (sureties) issued mainly by banks and insurance companies on behalf of the Group and in favor of third parties in respect of commitments of various kinds.

The total of these, amounting to €127 million at September 30, 2010 includes:

•	sureties totaling €67 million issued by insurance companies, of which €44 million in favor of the Rome Tax Revenue Office as security against the Group’s excess VAT receivable which was offset, in 2008 and in 2009, as part of the special procedure envisaged by Presidential Decree no. 633 of October 26, 1972 and subsequent amendments;

•	sureties totaling €60 million issued by banks, relating to operations regarding sponsorship, prize competitions, events, excavation licenses and property leases.

Moreover, the subsidiary WIND Telecomunicazioni SpA and its directly wholly-owned subsidiary WIND International Services SpA issued personal guarantees in favor of the subscribers to the Second Lien Notes, High Yield Notes 2015 and 2017. Furthermore, WIND International Services SpA issued personal guarantees in favor of the banking syndicate party to the Credit Facility Agreement while Enel.Net Srl issued personal guarantees in favor of the subscribers to the Second Lien Notes.

WIND Acquisition Holdings Finance SpA has been under the management and coordination of Weather Investments SpA since July 2007.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

In relation to the OTH Group, Orascom Telecom Holding SAE has entered into agreements as guarantor on behalf of its subsidiaries as summarized in the following table.

Subsidiary	Covering the	Maximum Amount	To Expire in

Med Cable	Credit facilities from West LB and Calyon Banks	€2 million plus any interest or costs	September 13, 2011
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink)	Credit facilities with a banking syndacate	USD254 million (equivalent to €186 million)	As long as the agreement is valid
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink)	Supplier facility agreement with Huawei Tech Investment	USD28 million (equivalent to €21 million)
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink	Supplier facility agreement with Nokia Siemens Networks	€16 million
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink	Credit facilities from standard chartered bank deferral facility	USD25 million (equivalent to €18 million)
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink	Credit facilities from group of financial institutions, Insurance and other corporate bodies	Maximum amount €74 million
Mobilink	Supplier facility agreement concluded With Alcatel - Lucent France	€5 million
Orascom Telecom Finance	High Yield Bond	USD 750 million (equivalent to €550 million)	February 8, 2014
Orascom Telecom OSCAR	Secured Equity Indexed note	USD230 million (equivalent to €169 million)	February 18, 2013
Ring	Corporate guarantee provided to Citibank over Ring Obligation	USD 3 million (equal to €2 million)
Globalive	Research in Motion Limited	USD 1 million (equal to €0.7 million)

In addition, at September 30, 2010, OTH Group issued the following letters of guarantee:

•	Letter of guarantee provided by ECMS, the Company’s proportionate share in the guarantees amount to EGP61 millions (equal to €8 million). This represents the uncovered amounts of letters of guarantee issued for the benefit of third parties at September 30, 2010;

•	Letters of guarantee, amounting to USD1 million (equal to €1 million), in favor of NTRA to guarantee Mena Cable’ execution of its entire obligation related to constructing, operating and renting sea cable network and its infrastructure for international communications;

•	Letters of guarantee in favor of the Lebanon Ministry of Telecommunication (ROL) to guarantee OTH in the payment of any amount due by the selected Participant to ROL amounting to USD30 million (equal to €22 million);

•	Letters of guarantee provided by Orascom Telecom Bangladesh in favor of Ministry of Post and Telecommunication, the Chief Controller of Exports and Imports and Power development board existed amounting to BDT119 million (equal to €1.25 million);

•	Letters of guarantee provided by Ring Egypt for suppliers for an amount of EGP51.2 million (equal to €6.6 million);

•	Letters of guarantee in favor of OTH Canada to guarantee the obligation of Globalive with RIM. The maximum liabilities amounted to USD1 million (€1 million);

•	Letters of guarantees in favor of Mena Cable to guarantee the obligation with Gulf Bridge International Inc under the FPA maximum liabilities amounted to USD97 million (€71 million).

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

30  SUBSEQUENT EVENTS

Weather Investments

On October 4, 2010, VimpelCom Ltd (“VimpelCom”) and Weather Investments SpA (“Weather”) signed an agreement to merge the two groups (the “Transaction”) creating the world’s fifth largest mobile telecommunications operator. For further details, please refer to note 1.1.

WAHF Group

On November 12, 2010, the subsidiaries Enel.Net and ItaliaOnline merged into their parent WIND Telecomunicazioni SpA.

On November 18, 2010, Wind Acquisition Finance SA (WAF) and WIND Telecomunicazioni SpA (WIND) announced the pricing of an offering by WAF of WAF’s €1,750 million 7.375% Senior Secured Notes due in 2018 and USD1,300 million 7.250% Senior Secured Notes due in 2018.

The notes, guaranteed by WIND and WIND International Services SpA, will be senior obligations of WAF and the guarantee by WIND will rank pari passu with WIND’s obligations under the new Senior Secured Credit Facilities expected to be entered into on or prior to the issue date of the notes. WAF and WIND expect the offering to be consummated on November 26, 2010 (or around such date).

The net proceeds of this offering and the new Senior Secured Credit Facilities together with cash in hand will be used to effect the prepayment of all of the outstanding existing Senior Credit Facilities of WIND, the Second Lien Notes issued by Wind Finance SL SA and the Senior Notes due 2015 issued by WAF together with consent fees, costs and administrative expenses, fees and indemnities in connection with, or otherwise related to, the closing of certain hedging contracts. The Group is evaluating accounting effects of the restructuring of such financial liabilities and the related hedging derivatives.

Weather Finance Group

Following a review of all binding offers received, the Board of Directors of Weather Finance III selected the “Secured Senior Notes ad hoc Committee” (the SSN Offer) as the preferred bid in accordance with the terms of the Standstill Agreement dated June 30, 2010, conditional on, amongst other things, the support of 75% of SSN holders being received for such bid.

On October 18, 2010, the Board of Directors of Weather Finance III received evidence that SSN holders representing approximately 77% of the SSNs had signed binding agreements to support the SSN Offer and to take all necessary steps to implement this offer. On the same date, the Board of Directors of Weather Finance III resolved to take all the necessary steps to implement the SSN Offer as quickly as praticable.

•  Senior Secured Notes Offer

The binding Senior Secured Notes Offer (SSN Offer) has been underwritten by Mount Kellett Capital Partners Limited (Ireland), Taconic Capital Advisers UK LLP (on behalf of certain funds), Providence Equity Capital Markets LLC (on behalf of certain funds), Anchorage Capital Group, LLC (on behalf of certain funds), Angelo Gordon & Co (on behalf of certain funds) and Eton Park International LLP (on behalf of certain funds); together these six institutions comprise the SSN Ad-Hoc Committee. These investors are independent global, long-term institutional investors with more than €58 billion of funds under management, owning, in aggregate, more than 57% of the outstanding principal amount of the SSNs.

Under the SSN Offer, the total purchase price is approximately equal to €759 million, with estimated transaction costs of approximately €18.6 million. An amount of €420 million (New Money Amount) will be provided on the closing of the transaction to repay the Revolving Credit Facility, the hedging derivatives and provide a significant liquidity injection in WIND Hellas. On the closing of the SSN Offer, planned by the end of December 2010, WIND Hellas will be released from guarantee obligations in respect of €1,225 million SSNs and

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

€355 million Senior Unsecured Notes and will have the necessary liquidity to support the execution of the WIND Hellas business plan and improve its market position in the long term.

The SSN Offer will result in the current holders of SSN owning 100% of the share capital of WIND Hellas. The opportunity to participate in the contribution of €420 million will be offered to all eligible SSN holders pro rata to their holdings of SSN. Members of the SSN Ad-Hoc Committee have underwritten such amount. The SSN Offer is subject to terms and conditions that are standard for a transaction of this nature.

OTH Group

Considering the uncertainty situation which involved the subsidiary OTA in Algeria, on November 15, 2010, OTH launched a waiver request for all its lenders in order to review some parameters for the calculation of the financial covenants on its Term Loan Supplement (A1 and A2) and its Revolving Credit Supplement. The waiver should be obtained by December 20, 2010.

On November 22, 2010, OTH announced that it had executed a share purchase agreement with Qatar Telecom QSC under which Orascom would sell its entire shareholdings in Orascom Tunisia Holdings and Carthage Consortium, two companies through which Orascom owns 50% of Orascom Telecom Tunisie, for a total cash consideration of USD1.2 billion. This consideration represents a multiple of 6.7 times Orascom Telecom Tunisie’s EBITDA for the year ended December 31, 2009. The transaction should be completed on January 2, 2011.

Notes to the Consolidated Interim
Financial Statements at September 30, 2010

WIND TELECOM S.p.A.

Audited Consolidated Financial Statements	F-100
Audited Consolidated Financial Statements	F-164
Report of Auditors	F-165
Consolidated Statement of Financial Position as of December 31, 2009 and 2008	F-168
Consolidated Income Statement for the years ended December 31, 2009 and 2008	F-169
Consolidated Statement of Comprehensive Income for the years ended December 31, 2009 and 2008	F-170
Consolidated Cash Flow Statement for the years ended December 31, 2009 and 2008	F-171
Statement of Changes in Consolidated Equity for the years ended and as of December 31, 2009 and 2008	F-172
Notes to the Consolidated Financial Statements	F-173

(Translation from the Italian original which remains
the definitive version)

Weather Investments Group

Consolidated financial statements as at
and for the year ended
31 December 2009
(with report of the auditors thereon)

KPMG S.p.A.
13 April 2010

WEATHER INVESTMENTS GROUP

Report on operations at December 31, 2009

Report on operations
at December 31, 2009

Report on operations
at December 31, 2009

BOARD OF DIRECTORS AND CORPORATE BODIES OF WEATHER INVESTMENTS SPA

Board of Directors

Chairman	Naguib Onsi Naguib Sawiris

Directors	Hassan Moustafa Abdou
Salim Nathoo
Serge Tchuruk
Solomon Trujillo
Onsi Naguib Sawiris
Shaukat Aziz
Michael Philip Cole
Timothy Clark Collins
Ajit Nedungadi
Iskander Naguib Shalaby

CEO	Khaled Bichara*

Board of Statutory Auditors

Chairman	Giancarlo Russo Corvace
Standing auditor	Roberto Colussi
Standing auditor	Maurizio Paternò di Montecupo

Independent Auditors	KPMG SpA

*	On December 4, 2009, the Board of Directors of Weather Investments SpA appointed Khaled Bichara as Chief Executive Officer of the company.

Report on operations
at December 31, 2009

WEATHER INVESTMENTS GROUP

Weather Investments SpA (hereafter also “Weather”, the “Parent” or the “Company”) is a joint stock company with registered office in Via dei Due Macelli, 66 and administrative offices in Via Cesare Giulio Viola 48, Rome, Italy.

At the date of the preparation of these consolidated financial statements the Company was held as to 68.82% by Weather Investments II Sàrl, controlled by companies owned by the Sawiris family, with the subsidiary Wind Acquisition Holdings Finance SpA holding 7.76%, institutional investors holding 21.61% and other investors holding 1.81%.

Weather Investments SpA and its subsidiaries (hereafter the “Group” or the “Weather Group”) operate in the telecommunications sector, principally in Italy, Greece and the emerging markets of North Africa, the Middle East and Asia, through the three sub-groups Wind Telecomunicazioni (hereafter the “Wind Group”), Orascom Telecom (hereafter the “OTH Group”) and Weather Finance I Group (hereafter the “WF Group”). More specifically:

•	the Wind Group operates in Italy in the telecommunications services sector under the “Infostrada” and “Wind” brands (fixed-line and mobile telephony services) and offers internet services through its subsidiaries ITnet Srl and Italia OnLine Srl under the “Libero’’ brand. The Wind Group contributed its “International & national wholesale” business through the subsidiary Wind International Services SpA;

•	the OTH Group operates mainly in the mobile telecommunication services sector in the following countries: Egypt (Mobinil), Algeria (Djezzy), Pakistan (Mobilink), Tunisia (Tunisiana), Bangladesh (Banglalink), Zimbabwe (Telecel Zimbabwe), Burundi, the Central African Republic and Namibia (through the subsidiary Telecel Globe), the Democratic Republic of North Korea (Koryolink) and Canada (WIND Mobile formerly Globalive);

•	the Wind Hellas Group operates in Greece as an integrated operator in the fixed and mobile telecommunication services sector and also in internet.

At December 31, 2009, the Weather Group recorded a negative equity of €483 million as a consequence of the loss of the year equal to €666 million. This loss is mainly affected by the impairment losses equal to €1,521 million, recognised following the impairment test performed on goodwill relating to the acquisition of the Hellas Group (see paragraph 1.1 of the Notes), higher income tax for €244 million (see paragraph 35 of the Notes), only partially offset by the positive effect deriving from the deconsolidation of Hellas Telecommunications II SCA for €1,224 million considering that, on November 26, 2009, Hellas Telecommunications II SCA entered into pre-pack administration (see paragraph 32 of the Notes).

Report on operations
at December 31, 2009

The following chart sets out the structure of the Weather Group and its three main operating groups at December 31, 2009.

Report on operations
at December 31, 2009

The following chart sets out the structure of the subgroup headed by Wind Acquisition Holdings Finance SpA at December 31, 2009.

The following chart sets out the structure of the subgroup headed by Orascom Telecom Holdings SAE at December 31, 2009.

Report on operations
at December 31, 2009

The following chart sets out the structure of the subgroup headed by Weather Finance I Sàrl at December 31 2009.

MAIN OPERATING AND FINANCIAL DATA OF THE WEATHER GROUP

The operating and financial data below are based on the Group’s consolidated financial statements as of and for the year ended December 31, 2009, prepared in compliance with the IFRS as endorsed by the European Union.

Income statement data

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Total revenue	10,336	10,412	(76)	(0.7)%
EBITDA*	3,872	4,028	(156)	(3.9)%
Net finance expense	(414)	(1,494)	1,080	72.3%
Profit (loss) before tax	(16)	398	(414)	n.m.
Profit (loss) for the year	(511)	147	(658)	n.m.
Attributable to:
Owners of the parent	(666)	(44)	(622)	n.m.
Non-controlling interests	155	191	(36)	(18.8)%
Earnings\Losses per share (euro)	(0.97)	(0.08)

*	Operating income before depreciation and amortization, reversal/impairment of non-current assets and gains/losses on disposal of non-current assets

Report on operations
at December 31, 2009

Statement of financial position data

	At December 31,	At December 31,	Change
	2009	2008	Amount	%
	(Millions of euro)

Total assets	23,815	24,932	(1,117)	(4.5)%
Net financial indebtedness	15,516	16,638	(1,122)	(6.7)%
Equity	(193)	516	(709)	n.m.
Equity attributable to owners of the parent	(483)	297	(780)	n.m.

2009 was characterized by a marked contraction in the results of the Wind Hellas Group, caused by the significant decrease in revenue, mainly due to three factors, namely: a reduction in prices as a consequence of market competition, the regulatory reduction in interconnection tariffs and the economic crisis.

These factors have prevented the Wind Hellas Group from generating the revenue and cash flows needed to sustain its operations, meeting its predetermined strategic objectives and its future interest payments relating to the debt of the Group.

In this situation, the Greek Group needed to restructure its debt and continue to reduce corporate overhead expenses to alleviate future potential liquidity restrictions, in order that the strategic objectives included in the revised business plan prepared by Directors could be met.

Due to the above issues, the Hellas Group, during the second quarter of 2009, has initiated a process to restructure its debt, which was unsuccessful.

On September 1, 2009, a process was initiated to solicit interest in a potential capital restructuring in order to generate cash flows for WIND Hellas Telecommunications SA.

29 strategic and financial investors were contacted, who had to present their non-binding offers by September 28, 2009. The non-binding offers were six and all six parties were invited to submit a final and binding offer by October 22, 2009. All parties were given the opportunity to perform extensive due diligence, full access to a Virtual Data-room, access to management and follow-up meetings were provided. Transaction documentation including other forms of transaction agreements were provided.

On October 22, 2009, final round offers were received from two parties: Weather Investments SpA and a Committee of Subordinated Noteholders (collectively the “Final Offers”). Implementation of both of the Final Offers was conditional upon consent from, inter alia, 50% of Unsecured Noteholders, 50% of Secured Noteholders and in certain circumstances the Super Senior RCF Lenders. A consultation process was initiated between both parties and the creditors. The consultation process was to allow both parties the opportunity to present their plans for the business, allow the ad hoc committees to evaluate each of the Final Offers and negotiate the form and terms of consent. In addition, a process, including input from each of the ad hoc committees of Note holders and the Super Senior RCF Lenders, to clarify and resolve outstanding issues including any conditions in relation to both Final Offers was also initiated.

On November 5, 2009, the Board of Hellas II received evidence that Noteholders representing approximately 60% of Senior Unsecured Notes and approximately 55% of Senior Secured Notes had executed lock-up agreements in favor of the offer made by Weather Investments SpA. At the same time, the Board of Hellas II met to consider the current operating and liquidity situations in Wind Hellas Telecommunications SA and both Final Offers. It determined that steps should be taken to follow up the offer from Weather Investments SpA.

In relation to the waivers and amendment required under the Revolving Credit Facility, the requisite level of consents was also obtained on November 17, 2009.

Consequently, the Board of Hellas II resolved to apply to the English High Court of Justice for an administration order in respect of Hellas II.

On November 26, 2009, Hellas II entered a pre-pack administration procedure and administrators were appointed by the English High Court of Justice under the provision of paragraph 13 of Schedule Bl of the

Report on operations
at December 31, 2009

Insolvency Act 1986. As a consequence, Hellas II is no longer controlled by the Group and so it has been deconsolidated with a finance income of €1,224 million.

On November 27, 2009, the sale of Hellas II’s assets was completed, including its shareholding in WIND Hellas Telecommunications SA and Hellas Telecommunications IV Sarl, to Weather Finance III Sarl (a subsidiary of Weather Investments SpA) for a total consideration of €10 thousand.

As part of the sale, Weather Finance III would make a cash injection of at least €50 million into WIND Hellas, which occurred during November 2009.

The obligations of Hellas II as the issuer of the €960 million and USD 275 million of Unsecured Subordinated Notes remain with the insolvent Hellas II, which, in this moment, does not have the sufficient liquidity to repay these loans. The fact that Hellas Telecommunications II has entered into a prepack administration procedure has triggered a default event for the Unsecured PIK Notes, having a nominal amount equal to €200 million, held by Hellas Telecommunications Finance SCA. Considering the Greek Group’s financial difficulties, also in this case, it is taking the necessary steps to place Hellas Telecommunications Finance, the holder of the Unsecured PIK Notes equal to €261 million, and Hellas Telecommunications I, the guarantor of the Unsecured PIK Notes, into bankruptcy in Luxembourg. As a consequence of such default, the non-current portion amounting to €250 million of the Unsecured PIK Notes has been reclassified under current financial liabilities.

It should be also noted that, the consolidated financial statements as of and for the year ended December 31, 2009 have been prepared considering the Hellas Group financial information (with respect to the companies Hellas Telecommunications Sarl, Hellas Telecommunications I Sarl, Hellas Telecommunications Limited and Hellas Telecommunications Finance SCA) presented on a non-going concern basis. The relevant decision has been triggered by the fact that Hellas Telecommunications II SCA entered a pre-pack administration procedure and sold by way of auction its main assets (the investments in WIND Hellas Telecommunications SA and Hellas Telecommunications IV Sarl); in addition, there has also been uncertainty about the ability to repay the Unsecured PIK Notes, having a nominal amount equal to €200 million, held by Hellas Telecommunications Finance SCA.

Hellas Telecommunications IV Sarl and WIND Hellas Telecommunications Group financial information (“WIND Hellas Group”, whose subsidiaries are Hellas Telecommunications III SCA, Hellas Telecommunications V SCA and Hellas Telecommunications VI Sarl) has been prepared on a going concern basis, also for consolidation purposes.

As a consequence of the Revised Business Plan 2009-2013 and its updating, during the year, the Weather Investments Group decided to fully impair the total amount of goodwill acquired on the purchase of the Hellas Group equal to €1,521 million and also €38 million allocated to licenses and trademarks.

At December 31, 2009, the Revised Business Plan 2009-2013 prepared by the WIND Hellas’ Directors confirms the financial and economic balance and the growth of profitability in the mid-term, with the consequent recovery of assets recorded in the December 31, 2009 financial statements of Wind Hellas Group. Consequently, Directors consider still proper the going concern basis.

Weather Group considers that no significant expenses will come out from the Hellas II winding-up and the Hellas Telecommunications Finance and Hellas Telecommunications I possible bankruptcy procedure.

The Parent Weather Investments SpA and the subsidiary Wind Telecomunicazioni SpA hold put and call options which, if exercised, would enable Wind Telecomunicazioni SpA to sell and Weather Investments SpA to buy the entire investment in Hellas Telecommunications I Sàrl at any time during the five year period which commenced December 30, 2008.

On October 28, 2009, regarding the sale of Hellas Telecommunications II’s assets to Weather Finance III Sarl (the subsidiary of Weather Finance II Sarl), the subsidiary Wind Telecomunicazioni SpA purchased from the subsidiary Weather Finance I Sarl 80 shares (equal to 16%) in the share capital of its wholly owned subsidiary Weather Finance II Sarl, for a total consideration of €2 thousand.

On December 17, 2009, the Call Option rights granted to Weather Investments SpA and the Put Option rights granted to Wind Telecomunicazioni Spa on Hellas Telecommunication I Sarl shares, have been amended. Under

Report on operations
at December 31, 2009

this Agreement each Party shall have the right to exercise the Call or the Put Option on the stake held by Wind in Hellas I or in any entity or company directly and/or indirectly holding the shares and/or assets in Wind Hellas Telecommunications SA. Furthermore, the spread relating to the exercise price of the option has been increased, from 1.25% to 2.625%.

The Wind Group maintained its option on Hellas Telecommunications I Sarl which will be exercised in a short period, as detail in paragraph 42 of the Notes.

Additional changes in the Group structure

Additional significant changes in the Group structure are detailed below:

•	in January 2009, the Group was awarded, for one year renewable for another year, the management contract of one of the two Lebanese mobile telecommunications operators (Alfa). The group will receive management fees from the Republic of Lebanon based on the performance of the operator as measured by operating expenditure per active subscriber;

•	in the same month the Group, through its subsidiary Telecel Globe, acquired the mobile telecommunications operator Cell One in Namibia, the total consideration is approximately USD59 million in cash, of which USD32 million is already paid and the rest to be paid by 2010;

•	in February 2009, Hellas Telecommunications approved the increase of the share capital of the subsidiary Hellas I by 2,965 shares with a nominal amount of €100 each. These shares were issued to WIND Telecomunicazioni SpA in settlement of the amount due for the acquisition of the 50% minus 1 share non-controlling interest in WPH for a consideration of €179.4 million;

•	on July 17, 2009, following the signing on April 28, 2009 of a framework agreement with 4G Retail Srl, the subsidiary Mondo WIND Srl completed its acquisition of Phone Srl, which manages 126 sales points throughout Italy and whose business is the sale of mobile and fixed telephony products and services.

OPERATING PERFORMANCE BY MARKET

ITALY

In Italy the Group offers Mobile, Fixed-line and Internet & Data services mainly through Wind Telecomunicazioni SpA.

Performance of the mobile telephony market

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of euro)*	3,786	3,668	3.2%
EBITDA (millions of euro)*	1,768	1,658	6.6%
Subscribers (millions of SIM cards)	18.4	16.9	9.0%
Voice traffic (billions of minutes)	35.5	32.2	10.4%
ARPU (€/month)	17.4	18.5	(5.9)%

*	Amounts arising from the subsidiary’s annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

a)	Voice Offerings

Consumer Voice Offerings

WIND provides a variety of consumer voice offerings tailored to specific market segments. The voice offerings can be upgraded with a variety of option plans and VAS. Pre-paid consumer subscribers can choose

Report on operations
at December 31, 2009

between different tariff plans to call all national numbers, from a tariff plan without set up fee to one with a very low cost per minute subject to a monthly fee.

WIND provides the possibility for its users to customize their tariff profile through a number of options to call, send SMS and browse on Internet for a fixed weekly/monthly fee. In the latter part of the year WIND reinforced its push on subscription bundle offers, through dedicated advertising on its All Inclusive products, a series of plans that combine voice minutes, SMS/MMS and Internet browsing (and in certain cases handsets) for a fixed monthly fee.

Additional Consumer Voice Options

WIND strategy continues to focus on the on-net offering and options which are designed to build a WIND mobile “community” encouraging mobile users to subscribe to WIND services and use their WIND SIM card as their primary one. These options enable WIND to acquire new subscribers as a result of the community attraction: people choose WIND because their friends or family use WIND. In addition to its on-net strategy WIND has continued to develop its off-net options strategy which allows WIND to be more aggressive in the market and to reach new segments, also thanks to the inclusion of SMS bundles. In November, WIND completed the Noi Tutti offers portfolio with Noi tutti SMS, the option which allows the customer to send up to 100 SMS/month to all national numbers for 6 euro/month.

Corporate Voice Offerings

WIND provides corporate voice services to large corporate customers, small and medium-size enterprises (“SMEs”) and small office/home offices (“SOHOs”), with corporate voice offerings. For large corporate customers, who often solicit tenders for their mobile telephone requirements on a competitive basis, WIND offers customized services tailored to their specific requirements. For SME and SOHO subscribers, WIND offers more standardized products:

•	all-inclusive tariff plans that offer customers a set amount of calling minutes, SMSs and gigabytes of mobile Internet access for a fixed monthly fee;

•	pay per use tariff plans with specific promotions (discount on monthly fee or traffic, with or without minimum monthly expense).

Add-on Corporate Voice Options

WIND offers a variety of add-on options to standard corporate voice offerings, available to SME and SOHO subscribers as well as corporate subscribers on a bespoke basis, including:

•	Leonardo Voice and SMS, providing on-net benefits to the corporate subscriber base, similar to the Noi options available for consumers;

•	WIND Dual SIM, allowing users to utilise the same telephone number, functions and price plan, in two separate handsets thereby catering for those customers that have both a standard phone for their voice calls and smart phone/mobile Internet key for their Internet and data connectivity.

b)	Consumer and Corporate Data and VAS Offerings

In addition to mobile voice offerings, WIND provides a comprehensive array of mobile data services and VAS for telephone and computer to both consumer and corporate subscribers. The majority of WIND data and VAS offerings are available over both GSM and UMTS/HSDPA networks, while certain services, such as video call, are limited to WIND’S UMTS network.

WIND generally charges for data services either on a time basis or volume basis. Certain data services and VAS require payment of an additional set-up fee by the subscriber in order to gain access to the service. We offer the following data services and VAS:

•	Mobile Internet. WIND mobile subscribers can connect to the internet via GSM, GPRS or UMTS/HSDPA network using an internet key or a mobile phone, also as a modem. For web browsing via GPRS/UMTS/

Report on operations
at December 31, 2009

HSDPA, in addition to the default time based or volume based charging, users can subscribe to dedicated bundle offerings on which WIND is increasingly focusing on through an easy provisioning and a simple and transparent tariff plan structure.

Mobile Internet access for personal computers is available in both time-based and volume-based plans for consumer subscribers, and only with time based plans for corporate subscribers. Mobile Internet access on a mobile telephone handset is only available through time-based plans for both consumer and corporate subscribers.

WIND also offers a number of flat/semi-flat mobile Internet packages to corporate subscribers via its “Leonardo Mega” offering, a new time based mobile Internet offer for business customers available in four different options. The customers preferring a pay-per-use option can choose “Internet Mobile a Tempo” (2€ per hour excluding VAT for Internet traffic).

•	BlackBerry. WIND offers its BlackBerry services to corporate, SME and, more recently consumer subscribers.

•	SMS and MMS. SMS offerings provide users with information such as news, sports, weather forecasts, horoscopes, finance and TV programming information, as well as a selection of games, ring tones, a chat service for our subscribers and services specifically targeted to students. MMS provides multimedia (photo, video and sound) content, such as sports events, news, gossip, music and a chat service.

•	WIND WAP Portal and on Web. Our WAP Portal allow users to purchase ring tones and other options for their handsets and to surf on many websites, branded or unbranded, featuring live news, sport and finance, among other services. Additionally, Libero Internet and Mobile Portals are available to all mobile subscribers (not only Wind) providing mail box and other free services with an Advertising-based business model. In connection with our mobile data and VAS offerings, WIND works closely with third-party content and application providers such as Mediaset, RAI, Dada (RCS Group) and Zed I-music, among others. These third parties provide content using their own brands and delivering cross-operator services.

c)	International Roaming

WIND’S mobile subscribers can use their mobile services, including SMS, MMS and data services (GPRS, EDGE, 3G, HSDPA) where supported and launched, while roaming in other countries. Roaming coverage outside Italy is provided through roaming agreements with approximately 440 international operators.

d)	Sales and Distribution

WIND sells consumer mobile products and services, including SIM cards, scratch cards and WIND-branded and unbranded handsets, through a significant number of points-of-sale. Currently there are 152 WIND-owned stores and approximately 368 exclusive franchised outlets operating under the WIND name. The non-exclusive points-of-sale consist of approximately 1,284 WIND dealers, 396 electronic chain store outlets and approximately 3,250 other points-of-sale in smaller towns throughout Italy managed by SPAL S.p.A., WIND’S largest distributor in terms of points-of-sale. WIND also sells a portion of consumer services online through the www.155.it website, and sells consumer mobile activations through additional points-of-sale owned by Western Union, as well as scratch cards through small points-of-sale (including tobacconists and newsagents).

As part of its strategy to enhance the distribution network, WIND is extending and improving the quality of its distribution channels; in order to strengthen its sales structure in parts of Italy with limited presence and growth opportunities, the subsidiary Mondo WIND srl acquired Phone srl which has 126 points of sale between July and November 2009, mainly located in shopping malls and for the most part in the north eastern Italy.

Report on operations
at December 31, 2009

Performance of the fixed telephony and internet market

Voice

The following table sets out the key fixed-line indicators:

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of euro)**	1,789	1,659	7.8%
EBITDA (millions of euro)**	296	351	(15.7)%
Fixed-line voice subscribers (thousands of lines)	2,843	2,620	8.5%
of which LLU (thousands)*	2,009	1,729	16.2%
Voice traffic (billions of minutes)	18.9	17.4	8.6%
ARPU (€/month)	35.4	37.9	(6.7)%

*	Including Virtual LLU.

**	Amounts arising from the subsidiary’s annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

WIND offers a wide range of direct and indirect fixed-line voice services, Internet broadband and narrowband (dial-up), data services and operates one of Italy’s leading Internet portals by number of active user accounts and page views. WIND offers these services to both consumer and corporate subscribers through the Infostrada (fixed-line voice services and Internet broadband) and Libero (narrowband (dial-up) data services and Internet portal) brands. In response to trends in the Italian fixed-line telecommunications market, such as fixed-to-mobile substitution and migration from narrowband usage to broadband usage, WIND has focused its efforts in the fixed-line market primarily on growing its broadband and direct voice subscriber bases. In addition, WIND is seeking to grow its WLR business in locations where it does not provide direct access to its network via LLU.

WIND fixed-line direct and indirect voice customer base totalled 2.843 million subscribers as of December 31, 2009, up by 8.5% compared to December 31, 2008, mainly due to a rise in direct voice users who at the end of the reporting period exceeded 2 million with an increase of 16.2% over the previous year. At December 31, 2009 WIND has 833 thousand indirect voice users, of whom 416 thousand are WLR subscribers.

Internet and Data

The following table sets out the key access indicators:

	2009	2008
	12 Months	12 Months	% Change

Internet Customer base (thousands)	1,923	1,890	1.8%
of which Narrowband (thousands)	281	535	(47.5)%
of which Broadband (thousands)	1,643	1,355	21.2%
of which LLU (thousands)	1,340	1,038	29.2%
of which Shared Access (thousands)	29	38	(23.7)%

WIND offers a vast range of Internet and data transmission services, for both consumer customers and business customers. WIND had 1.6 million broadband internet customers and 0.3 million narrowband subscribers at December 31, 2009. WIND offers broadband services to direct and indirect customers. For direct customers WIND leases the “last mile” of the access network from Telecom Italia, which is disconnected from Telecom Italia equipment and connected to WIND equipment in the telephone exchange. WIND pays a monthly lease instalment to Telecom Italia for this type of service. For the indirect offering WIND sells on to its customers a service that it purchases wholesale from Telecom Italia. In addition, WIND offers bundled fixed-line voice and broadband services through its “Tuttolncluso” and “Absolute ADSL” packages.

In the narrowband market, WIND’S primary product is “Internet Gratis,” which offers a dial-up connection through analog and ISDN lines with a web accelerator that allows for speeds up to 128 Kbps.

Report on operations
at December 31, 2009

a)	Voice Offerings

Consumer Voice Offerings

Throughout Italy, WIND provides traditional analog voice telephone service (“PSTN access”), digital fixed-line telephone service (“ISDN access”) and other services, such as caller ID, voicemail, conference calls, call restriction, information services and call forwarding. However, an increasing number of subscribers (67.0% at December 31, 2009) subscribe to bundled fixed-line voice and Internet broadband offerings.

Corporate Voice Offerings

WIND provides PSTN, ISDN and VoIP fixed-line voice services, data services, VAS and connectivity services to corporate subscribers, including large corporates, SMEs and SOHOs. WIND is increasingly targeting the large corporate subscribers segment to capitalize on its experience with ENEL and its ENEL-specific service infrastructure, such as our dedicated call center.

For larger corporate subscribers, WIND typically tailors its offerings to the needs of the subscriber and, where applicable, to competitive bidding requirements. It also offers its large corporate subscribers direct access to its network through microwave links, direct fiber optic connections or, where it does not offer direct access via LLU, dedicated lines leased from Telecom Italia. WIND also offers large corporate subscribers national toll-free and shared-toll and pre-paid and magnetic strip telephone cards.

For SoHo and SME customers WIND typically offers a suite of standard “off the shelf” 2P (voice + internet) tariff plans based on VoIP technology. Tuttolncluso Aziende covers the range 3-8 voice channels, with ADSL internet access, while the recently launched Infostrada Impresa covers the range 8-60 voice channels, with SHDSL internet access. A managed PBX service is optionally included in Infostrada Impresa: a single monthly fee per user includes traffic minutes, internet bandwidth, managed pbx services and ip phones.

Fixed-Line Sales and Distribution

The main source of sales to fixed-line consumer voice subscribers is telephone sales made through the call centers, both through outbound telephone sales and inbound calls to our call center. WIND also utilizes outbound sales agencies to acquire business customers. Call centers deal with inbound call questions from subscribers and are staffed by individuals who are trained to recognize subscriber needs and sell products and services accordingly. Call centers also make outbound calls to prospective subscribers who are targeted using various business intelligence tools. WIND’S call centers have been one of our most efficient channels for new subscriber acquisitions. In the consumer Internet access market, Libero website portal is a key distribution channel, enabling subscribers to register for Internet access over the Internet. WIND utilizes sales agencies, call centers and a direct sales force to target sales of fixed-line voice and Internet services to corporate subscribers.

b)	Libero Internet Portal

WIND operates an Internet portal under the “Libero” brand. At December 31, 2009 Libero is the leading Italian portal based on number of active user accounts and page views with over 10.2 million monthly unique visitors and more than 1.8 billion monthly page views. Libero is also one of Italy’s biggest e-mail service providers, with over 7.7 million active e-mail accounts at December 31, 2009. Libero also offers a wide range of content and services, including a search engine, news, and “vertical” channels (organized in groups such as finance, automotive, women and travel). Libero also hosts an online community, “Libero Community”, which had approximately 4.0 million visitors at December 31, 2009. Libero also acts as a social network (Libero Blog) and was among the first Italian portals on which customers could share user-generated content (Libero Video) becoming a fundamental tool in developing WIND’S web 2.0 strategy and addressing the relevant market segments.

c)	National Wholesale Data Services

WIND offers connectivity services to other operators by leveraging its nationwide presence as well as its state-of-the-art network capabilities. In April 2009, following an internal reorganization process of the “International and National Wholesale” department, the international services and the national voice services have been

Report on operations
at December 31, 2009

contributed into WIND International Services (WIS), a company wholly owned by WIND. The national wholesale data services, provided over the Italian territory, remained under WIND’S responsibility. A recent deal signed by WIS and Melita (Maltese carrier) has contributed to further strengthen WIND’S and WIS’ s positioning in the wholesale market as leading providers in southern Italy and in the Mediterranean basin.

d)	Interconnection Services

WIND offers wholesale operator services, through which it sells network capacity to other operators and manages incoming and outgoing call termination traffic for other national and international operators. As consideration for managing calls terminated on its mobile or fixed-line network, WIND receives revenues from other operators. Similarly, WIND is required to pay termination fees to other operators for calls terminated on their mobile or fixed-line networks. Mobile-to-mobile, mobile-to-fixed, fixed-to-mobile, and fixed-to-fixed interconnection rates are regulated by AGCOM.

e)	Bundled and Convergent Services

As a leading provider of mobile, Internet, fixed-line voice and data services with an integrated infrastructure and network coverage throughout Italy, WIND is well-positioned to offer bundled services that combine these products. Dual-Play package offers Internet broadband and fixed-line voice services and our Triple-Play package offers Internet broadband, fixed-line voice and television over DSL (in conjunction with Sky).

WIND uses bundling primarily to expand its direct access and broadband subscriber base. For example, WIND launched “Tuttolncluso” bundled offering, which combines unlimited fixed-line voice calls and unlimited broadband access for a fixed monthly fee. WIND also offers bundled offerings combining fixed-line voice and mobile services, including “Noi 2 Infostrada” and “Noi 3” in the consumer market and “Azienda Wind” option in SOHO market which allows free calls to one’s Wind mobile from an Infostrada fixed-line. In order to leverage the strong demand for broadband Internet connectivity WIND launched a bundled offer for the consumer market, “SuperInternet”, that combines a set number of hours per month of fixed-line broadband or mobile broadband connectivity for a flat-rate per month.

WIND’S IPTV offering, “Infostrada TV”, is offered with Internet broadband and fixed-line voice services in a Triple-play bundled package; the IPTV service includes Video on Demand, optional Sky TV channels, a personal video recorder, web programming (through tv.libero.it) and multimedia content sharing with PCs for a fixed\monthly fee.

In order to satisfy the growing need for data storage the ADSL VAS services portfolio for the Consumer market has been enriched by new services such as Backup Online, which allows data, e-mails, photos, etc. to be stored without capacity limits for a monthly fee.

The ADSL VAS services portfolio for SOHO has been enriched with new services such as a new Certified E-mail service, according to the law, all professionals have to subscribe to a Certified E-mail service.

f)	Customer Service and Retention

WIND customer service efforts are coordinated through its customer operations unit, which is divided into mobile, fixed-line (including Internet) and corporate accounts. In order to provide a tailored customer service to certain key customer segments, such as the ethnic communities, WIND has opened call centers in foreign locations such as Romania.

WIND has dedicated call centers in Rome and Ivrea for its enterprise customers with internal agents assigned to each customer in order to provide high service levels to key accounts. WIND also focuses on ensuring that customer-facing systems are accessible and easy to use, and provides an integrated billing system for all subscribers plus a system that allows our corporate clients to pay bills, order supplies and obtain information electronically. WIND manages dedicated customer care oriented websites, www.wind.it and www.infostrada.it.

Report on operations
at December 31, 2009

The customer relationship management (“CRM”) function helps devise and execute promotional programs intended to improve customer retention, increase service usage, cross-sell or up-sell our services and maintain customer loyalty and satisfaction.

WIND also specifically targets high-value customers in both the consumer and corporate markets.

These customers are targeted with specific programs based on recurring contact with the customer, which are aimed at understanding the customers’ needs and improving their knowledge of services and offers. In order to maximize customer satisfaction, these customers are also provided with premium quality levels of service, and in particular customer care services, with the establishment of a dedicated expert call center specifically for corporate customers.

GREECE

(This section should be read in conjunction with paragraph “main operating and financial data of the Weather group”).

The most significant part of the Group’s operations in Greece relates to the supply of mobile and fixed telephony services through the Weather Finance I Group, which indirectly controls WIND Hellas and Tellas (merged into WIND Hellas). As already commented in paragraph Main operating and financial data of the Weather Group, in November 2009 Weather Finance I Group acquired WIND Hellas from the Hellas Group.

WIND Hellas is also active in the fixed-line and internet services sector under the “Tellas” brand. Tellas SA launched its commercial operation in February 2003 and has been leading the developments in the Greek telecom market ever since. Tellas was the first to provide the Greek public with innovative fixed telephony services, internet access services, combined services of fixed telephony and internet as well as broadband services, at competitive rates for all market segments, residential users, professionals, small enterprises and large companies. WIND Hellas, benefiting from the merger with Tellas SA, provides innovative and combined mobile, fixed and internet services such as “WIND 3 in 1” for customers combining mobile telephony with fixed telephony & ADSL, offering discounts on the mobile monthly fee.

The following table shows the main operating and financial data of the Weather Finance I Group for 2009.

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of euro)*	1,074	1,260	(14.8)%
EBITDA (millions of euro)*	275	406	(32.2)%
Mobile subscribers (millions of SIM cards)	5.0	5.2	(4.0)%
Mobile ARPU (€/month)	14.4	18.8	(23.4)%
Fixed line and internet subscribers (thousands)	896	922	(2.9)%
Fixed line ARPU (€/month)	13.0	12.4	4.8%

*	Amounts arising from the subsidiary’s annual reporting package prepared in accordance with International Financial Reporting Standards (IFRS)

2009 was characterized by a marked contraction in the revenue of the Wind Hellas Group mainly due to three factors, namely: a reduction in prices as a consequence of market competition, the regulatory reduction in interconnection tariffs and the economic crisis.

The decrease in revenue in 2009 is mainly attributed to the decrease in mobile segment interconnection traffic revenue as a result of the decline in interconnection rates that occurred in February 2008 and in January 2009 combined with the decrease in incoming traffic and incoming numbers of SMSs.

Furthermore, revenue from telephony services decreased by €92 million in 2009 compared to 2008 mainly due to the decline in prepaid and post-paid mobile traffic.

Fixed service revenue increased in 2009 compared to 2008 as a result of the increase in the LLU customer base and the increase in wholesale revenue.

Report on operations
at December 31, 2009

The decrease in EBITDA is primarily due to the decline in revenue in 2009 compared to 2008, partially offset by lower interconnection costs due to lower outgoing traffic to other operators.

Performance of the mobile telephony market

Postpaid services offer

During 2009, WIND Hellas launched a series of initiatives offering economy and flexibility in the consumer postpaid market:

•	WIND/Tellas “in one” promotion, for customers combining mobile telephony from WIND with fixed telephony & ADSL from Tellas, offering 20% discount on the mobile monthly fee forever, 1000 free minutes per month from WIND mobile towards Tellas fixed line and 200 free minutes per month from Tellas fixed line towards WIND mobile. The offer was available up to September 30, 2009 and valid until December 31, 2009. In September 2009, WIND/Tellas “in one” promotion was relaunched, offering €20 discount on the mobile monthly fee forever for family customers combining mobile telephony from WIND with fixed telephony & ADSL from Tellas (€10 discount for single customers);

•	promotion for all new and existing customers offering 600 free minutes to all WIND numbers at €5 per month until December 31, 2009;

•	modification of Hybrid tariff plans, offering extra embedded usage: €5 per month in Hybrid 25 tariff plan and €8 per month in Hybrid 35 tariff plan;

•	promotion for new activations in Hybrid tariff plans, offering 50% extra embedded usage every month until December 31, 2009;

•	in June 2009, a promo for at least one new activation in WIND post-paid tariffs plans was launched, offering 2,000 minutes and 2,000 SMS between 2 WIND numbers for free forever. In August 2009, the offer was extended to existing customers offering 1,000 minutes and 1,000 SMS towards one WIND number at €5 per month.

In addition, WIND Hellas modified the charging of selected tariffs, increasing off-bundle charges in Flexy Zero and Max Tariffs and increasing SMS rates in Flexy Zero, Max and old tariffs in order to boost revenue. In July 2009, the SMS rate of Minute Bundle tariffs was increased by 12% in order to match the other WIND consumer tariff plans, and the off-bundle rates in all commercially available tariffs was increased from 9% up to 14%.

On October 5, 2009, following competition, minimum call duration has been modified from 30 seconds to 45 seconds in commercially and non commercially available consumer tariff plans targeting revenue increase. The new minimum call duration has been applied for off-net national voice charges of post-paid consumer tariff plans.

Furthermore, WIND Hellas continued pushing its add-on portfolio through a promotion offering selected add-on services free of charge for the first two months for all new activations. WIND Hellas has also allowed the inclusion of Hybrid tariffs within its popular family plans.

On October 15, 2009, WIND responded effectively to the competition’s recent launches with a differentiating simple and clear-cut proposition, targeting high value customers. The new tariff plan “WIND XL” offers 1,000 minutes for voice calls, 1,000 minutes for video telephony, 1,000 SMS, 1,000 MMS to all national networks and 1,000MB for mobile internet usage at €90 per month.

Moreover, on November 13, 2009, WIND launched Q post-paid tariff plan capitalizing on Q’s long-standing notion of economy to address customers who are aware of their basic needs and who value a proposition for being simple and easy to understand. Q post-paid is a zero monthly fee tariff plan without 12-month contract commitment offering flexible bundles that can be activated at any time, providing very low voice charges and low SMS charges as well as free MB for mobile internet usage with 30 days validity.

Report on operations
at December 31, 2009

As far as the Business market is concerned, WIND Hellas continued offering a complete and flexible solution providing competitive pricing and an enhanced portfolio of add-ons. During 2009, WIND Hellas launched a series of initiatives on cost control and economy:

•	a promotion offering the unique Business Talk tariff incorporating unlimited VPN minutes and unlimited minutes to 2 selected numbers at only €30 per month;

•	split billing, a service allowing businesses to completely control telecommunication costs setting a threshold for each employee. If the monthly bill exceeds the predefined threshold, a new bill is issued in the name of the employee;

•	a summer promo for BlackBerry, offering the BlackBerry service for free for 3 months to all new subscribers;

•	continued attention to winning new customers in the Business Segment and launch of a promotion offering selected add-ons free of charge for two months;

•	expansion of existing bulk SMS offering by launching 1 new tariff plan and 3 new add-on options.

In addition, WIND Hellas focused on the environmental issues and in an effort to reduce the amount of paper used in bill analysis proceeded to change the default configuration for new customers.

Prepaid services offer

In the prepaid segment, WIND Hellas continued the multi-brand strategy.

In particular, WIND F2G, with the objective of accelerating customer acquisition, creating a strong community and breaking competitors’ communities, launched an innovative proposition (“Free 2009”) offering 1,000 min and 1,000 SMS to all WIND F2G numbers for all of 2009 upon the condition of a €10 entrance fee and €3 minimum monthly recharge. In addition, when forced by competition, WIND F2G further enhanced its position as the most integrated prepaid pack by matching a lower entrance fee of €1 for “Free 2009” and by complementing it with off-net destinations via bonus on recharge mechanism (50 min & 50 SMS with day validity).

Furthermore, in June 2009, WIND F2G introduced an incoming bonus scheme offering 5 minutes to all national destinations for free for every 10 minutes received at €1 monthly fee, aiming to further build on the off-net territory and decrease churn. Launch was supported with a zero monthly fee promo, valid until August 31, 2009.

In August 2009, a WIND branded prepaid tariff plan was launched addressing top non-Greek segments in Greece, i.e. Albanians, Romanians, Georgians, Russians, Ukrainians, and Bulgarians, offering low national rates and competitive international rates towards selected countries, coupled with a free on-brand minutes upon recharge promo. The launch was supported with targeted above the line activities in foreign-language media, below the line synergies with foreign press publications, sampling and outdoor activities.

As of September 2009, a 12% prepaid tax has been applied following the new tax legislation voted in the Greek parliament in August 2009 and effective as of September 15, 2009. According to the new law, a 12% extra tax is applied to the net amount before VAT. The net amount that the customer has to consume is the nominal amount divided by 1.12. WIND prepaid has introduced an opt-in promo offering 12% bonus airtime on €15 plus scratch cards aiming at encouraging scratch cards of higher denominations and minimizing usage impact due to the new extra tax on scratch cards. The promotion was valid until October 31, 2009.

In November 2009, WIND F2G introduced a multiphase F2G rewards initiative offering WIND F2G subscribers rewards without any precondition.

In more detail, in phase 1, WIND F2G rewarded all subscribers without any preconditions with €5. Moreover, high value customers were further rewarded, depending on their past top-up behaviour. Specifically, customers whose cumulative top-ups during the previous three months amounted to €30 — €60 were granted another €10 (€5 upon first top-up of the month for two months). Similarly, customers whose cumulative top-ups during the previous three months amounted to more than €60 were granted another €25 (€5 upon first top-up of the month for five months).

Report on operations
at December 31, 2009

In phase 2, WIND F2G offered all F2G customers 100 SMS to all national destinations and 100 MB data allowance for mobile internet, valid for 14 days.

A third reward was introduced in December 2009 offering all WIND F2G subscribers double airtime on first recharge, valid for 7 days.

All rewards were offered with the IVR opt-in mechanism.

In December 2009, WIND F2G matched the competition by enhancing existing Non Stop Friends combination to offer 1,200 on-brand minutes & 1,200 on-brand SMS at an unchanged monthly fee of €7 for 30 days.

Q card sustained and empowered the momentum of being the economic prepaid choice and simultaneously attracted new Non-Greek segments during the first quarter of 2009 by launching a permanent discounted tariff plan via opt in SMS mechanism. The new tariff plan offers low national voice tariffs of €0.10 per minute to Q and €0.21 per minute to all other Greek destinations. Moreover, low charge tariffs are promoted to specific international destinations (e.g. to Albania fixed lines at €0.12 per minute and mobile at €0.21 per minute). As a response to increased competition, Q enhanced the promotion bonus upon recharge of €10 and €20 and offered 45 free minutes to any national destination from January 26, 2009 to February 16, 2009. The initial offer initiated on December 19, 2008 offering 15 minutes upon €10 scratch cards and 30 minutes upon €20 scratch cards. Finally, in order to stimulate on brand traffic, WIND Hellas launched a new promo in middle of March, aiming at ‘building’ a Q community. Specifically, by using a €6 scratch card, 60 free on brand minutes are offered with five days validity, while for a €10 scratch card, 100 free minutes are offered for ten days and with a €20 scratch card 200 free minutes for thirty days. Starting from May 22, 2009, the above bonus-on-recharge promo was enhanced in order to address the broader community of both Q & WIND customers.

In order to celebrate the 7 years of the Q card since its launch, two below the line promotions were offered emphasizing brand value of cheap SMS. The first was offering free SMS from Q to Q for one week and the second was offering cheap SMS towards all destinations (€0.02/SMS) via SMS opt-in mechanism. On July 22, 2009, Q card offered a new and different bundle of 200 minutes Q to Q with per second charging at a subscription fee of €3.90. Each customer could subscribe to this offer via SMS up to 4 times and the free minutes were valid for 30 days. This promotion was available to all Q customers -old or new-and it was targeting mainly heavy community users switching to competition bundles and Non-Greeks to use the Q card not only for international calls but for national usage as well.

New scratch cards of €5, €9 and €15 face value were launched on September 15, 2009, following the introduction of the 12% prepaid mobile tax. The new higher denomination cards gradually replaced the old ones of €3, €6, €10 and €20 to eliminate the expected negative effect on usage.

Value Added Services

WIND Hellas continued focusing on increasing penetration/ usage of Data Services within the subscriber base and maximizing Data-Service generated revenue mainly through:

•	the promotion of ADSM as the innovative proposition for Mobile Internet via laptops, delivering speeds of up to 7.2 Mbps, targeting consumers and businesses. WIND ADSM offers the most complete portfolio of tariffs and products in mobile broadband including 9 post-paid plans, 6 of which are volume-based (including an exclusive tariff plan for Greek students) and 3 of which are time-based. ADSM also offers 2 prepaid plans with unlimited usage for 2 or 7 days. Mobile Broadband market is characterized by aggressive acquisition promotions by all operators offering a free sub-notebook at new activations with 24-month contract;

•	user experience and service offering improvements across WAP and WEB sites of WIND Plus. New releases have been launched (WAP in April, Web in June) with their main characteristics being new mobile Internet-related functionalities (e.g. mobile bookmarks and applications), improved personalization, and new content discovery capabilities (on-portal search, carousel promos);

Report on operations
at December 31, 2009

•	introduction of a new family of mobile internet add-on services under the name “Web ‘n Mail” offering free bundled data usage for web browsing and push email to make handsets mobile broadband stand out and distinguish it from laptop mobile broadband;

•	the WAP browsing add-on “WIND Plus Non Stop” became recurring for prepaid subscribers and a cap of 40MB was imposed on the off-portal usage bundled in it;

•	both mobile browsing add-ons (WIND Plus Non Stop for WAP and Web ‘n Mail for Internet) were modified in September so that both cover browsing from either GPRS Access Point (GWAP and GINT) within the bundled off-portal traffic;

•	continuation of “Broadband from day 1” promotion to capitalise the trend of mobile/PC convergence in broadband, offering unlimited free mobile broadband for 2 months along with free USB modem and no commitment, to new Tellas Double Play applicants. Customers have instant access to Internet from day one, while waiting for their ADSL LLU line to be activated. After the free two months, subscribers are migrated to ADSM 300MB with a 53% discount on their monthly fee (€8/month);

•	a new, exclusive WAP service was launched in July 2009 in cooperation with Medecins Sans Frontiers (Doctors without Borders). The service offers information and pictures from MSF activities around the globe and gives users the opportunity to donate €2 to MSF by charging their bill or prepaid credit;

•	the utilisation of Music, Games and Social Networking services as the main vehicles for Content revenue generation with a new Mobile Games site launched in May 2009 and the introduction of AirG mobile community of more than 30 million international users online;

•	a structured handset customisation programme aimed at maximising the penetration of such handsets in the portfolio in order to facilitate user-access to data services hence stimulating usage;

•	the “Try before you buy” initiative which is designed to raise Mobile Internet awareness among the customer base, was applied for a wide range of mobile internet terminals offering ‘Web ‘n Mail’ free for 3 months.

Moreover in the second half of 2009, WIND Hellas announced four major terminal releases: Nokia N96, LG Crystal and two Android handsets HTC Magic and Samsung i7500.

Roaming

The acquisition of OTE by Deutsche Telecom has led to the formation of a new strategic partnership between Cosmote and T-Mobile Group. This has strengthened Cosmote both directly (absorption of inbound roaming traffic from T-Mobile Group and its synergies) and indirectly (increased leverage and bargaining power of Cosmote regarding discount deals). In addition, the current world economic crisis and its negative repercussions on international travel have affected both inbound and outbound roaming usage.

The third phase of the EU regulation on roaming became effective on July 1, 2009. Specifically, the new regulated retail price is €0.43 (excluding VAT) per minute for calls made and €0.19 (excluding VAT) per minute for calls received. The principle of per second billing is introduced after the first 30 seconds for calls made, and from the first second for calls received. Additionally and for the first time, a retail SMS price cap is set at €0.11 per event (excluding VAT). Furthermore, this new phase of the regulation standardizes wholesale rates at €0.26 per minute for voice, €0.04 per event for SMS and introduces a wholesale cap of €1 per Mb for data upload/download while roaming within the EU.

For 2010, the new EU regulation phase will further cut down on prices with the oncoming retail price to be set at €0.39 (excluding VAT) per minute for calls made and €0.15 per minute (excluding VAT) for calls received. Wholesale rates will also be set at €0.22 per minute for voice and at €0.80 per Mb for data upload/download with a newly introduced opt-in customer consent requirement for data traffic exceeding €50 monthly for the avoidance of bill-shock.

During the summer of 2009, the “Roaming Summer Promo” add-on service was launched (available July 20 — August 31 with no activation fee) tendering post-paid customers with national-level charges for all roaming calls (of unlimited duration) made within the EU.

Report on operations
at December 31, 2009

Finally, in terms of commercial agreements with foreign networks, 12 new agreements were launched during the fourth quarter of 2009 (11 GPRS Roaming, 1 Camel Prepaid).

Performance of the fixed-line and internet market

Residential

At the beginning of 2009, Tellas offered a promotion on Double Play Unlimited, which featured a six month discount on the official monthly fee of €39.90 down to €19.90. This also led to adoption of the offer by voice oriented customers bringing the number of acquired promo customers over 18,000. The promotion was repeated in May and featured similar success.

Tellas also performed a major revamp on the LLU product portfolio. A €19.90 voice product was launched for the entry level, while the high end product was updated. Also a new double play product was launched to fill the gap between the entry level and the high end one.

Performance in the fourth quarter of 2009 improved with approximately 15,000 net additions on the residential LLU customer base. The shift of the LLU customer base continued in favour of double play which at December 2009 constitutes 68% of the base vs 51% at December 2008.

Tellas is offering the following double play products:

•	Tellas Double Play Unlimited at €39.90, which offers unlimited DSL use at 24Mbps, unlimited National, 38 countries international fixed and 60 minutes to national mobiles;

•	Tellas Double Play No Limit at €32.90, which offers unlimited DSL use at 24Mbps and unlimited National calls;

•	Tellas Double Play Best Price at €22.90 which offers unlimited DSL use at 24Mbps and pay per time voice calls.

All offers are currently the most competitive in the market in terms of Value for Money.

On the voice only LLU segment, Tellas performed an important change in the product portfolio. The new Telephony 400 was launched offering 200 minutes of National calls and 200 minutes of calls to WIND mobiles at the new entry point of €19.90. The product was focused on a “converged” direction addressing WIND mobile owners as well as tempting new customers. The high end Telephony Unlimited was revamped in May 2009 to address market needs by adding up to 60 minutes towards national mobiles to the included unlimited National calls, while the price was marginally increased to €27.90. Additionally, a major CRM campaign run in September 2009 to convert all customers of the “old” Telephony Unlimited to the new Telephony Unlimited offer which includes ten months more than the old offer.

No change has been observed in the CS/CPS market offers within 2009. The current trend of a mild decline in customer base continues, while the market addressed is being shrunk down to approximately 36% due to the expansion in LLU coverage.

Regarding the traditional narrowband market, the shrinkage continues, as traditional subscription based offerings are completely removed from the market and in parallel the “free-internet” traffic is decreasing at an estimated level of 60% annually. This market is dominated by Viva internet.

Business Solutions

The main business products are the following:

•	Office Voice: subscriptions for the CPS offer addressed to business customers slightly decreased mostly due to the competition from OTE and mobile operators through aggressive SOHO/SME mobile offers. LLU offers for SOHO/SME were revamped in August 2009 introducing line type options (PSTN or ISDN) and improved characteristics such as free minutes to mobile, increase of ADSL speed etc. The previous offer had limited acceptance mostly due to unavailability of PSTN option and consideration towards LLU;

Report on operations
at December 31, 2009

•	Corporate Telephony: Wind offers ISDN PRI telephony services for the SME & Large enterprise market segment, utilizing its own access means either wired or wireless (LMDS). There were a total of 15,313 lines at the end of 2009, representing growth of 12.1% compared to the end of 2008;

•	Corporate Internet: Broadband Internet Access penetration on the SME & Large enterprise market segment is estimated at approximately 88%. However, the competitive environment is intensified with OLOs aiming at the incumbent base that is still on traditional and expensive access means as well as upgrading ADSL users seeking symmetric bandwidth. Wind’s Internet Direct connections increased by 153% compared to the end of 2008;

•	Wholesale: Wholesale has achieved a solid performance throughout 2009 with revenue overcoming 2008 revenue by 22%.

EMERGING MARKETS

Algeria

Djezzy

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of US dollars)	1,868	2,041	(8.5)%
Revenue (millions of euro)*	1,339	1,386	(3.4)%
EBITDA (millions of US dollars)	1,067	1,290	(17.3)%
EBITDA (millions of euro)*	765	876	(12.7)%
Subscribers	14,618,166	14,108,859	3.6%
Voice usage (MOU — YTD)	248	164	51.2%
ARPU (US dollars — 3 months)	9.9	11.8	(16.1)%
ARPU (Euro — 3 months)	6.7	9.0	(25.6)%

*	Amounts arising from the subsidiary’s Reporting Package prepared in accordance with International Financial Reporting Standards, converted into Euro according to the average USD/EUR exchange rates of the relevant periods as indicated by the Bank of Italy.

Orascom Telecom Algeria (OTA) succeeded in managing a challenging year in 2009, closing the year with 14.6 million subscribers, maintaining its leadership position with 59% market share.

Market share witnessed considerable change in the second half of the year, due to two main reasons: firstly, the interruption of Djezzy’s operational activities during the 15th, 16th and 17th of November after the Egypt/Algeria football match in Cairo, which resulted in attacks on Djezzy’s headquarters, shops, and warehouses, as well as thefts of SIM and scratch card stocks. Secondly, fierce competition from both competitors, where one of the competitors distributed approximately two million SIM cards for free including free credit. This promotion was launched on November 15th (the first day after the Egypt/Algeria match) and continued until January 2, 2010.

Consequently, OTA reacted by launching successful promotions on recharging (bonus on top-ups), free SMS, and 50% discount on intra-network calls. In addition, OTA was able to counter the fierce competition through customer base management and distribution initiatives. The churn rate has been maintained at 2.4% in Q4 in respect of 2.5% at the end of third quarter, attaining the second lowest churn rate for 2009 in December at 2.2%.

On the sales side, OTA continued selling its mobile telecommunications services through indirect channels (distributors), as well as OTA-owned shops under the “Djezzy” brand, while a sales force focused on distribution in the corporate sector. The eight exclusive national distributors that cover all the 48 Wilayas distribute products to over 20,500 authorized points of sale.

From a Communication standpoint, OTA continued to reinforce its image and its brand in the Algerian social community focusing on new offers and promotions, pushing forward its 98% network national coverage.

Report on operations
at December 31, 2009

In November 2009, OTA had received an official tax notification from the Algerian Direction des Grandes Entreprises (Tax Department for Large-Scale Companies) in respect of the years 2005-2007, in which the DGE has assessed taxes and penalties alleged to be owed by OTA amounting to DZD44 billion (approximately equivalent to €422 million). Supported by the opinion of independent experts, OTA considers the assessment to be technically unfounded and arbitrary, as well as unrelated to exempted periods for 2005, 2006, till August 2007. Consequently, in December 2009, OTA filed an administrative appeal, requiring it to pay 20% of the reassessment under Algerian law. The payment has been made under protest and in reservation of all rights, and will be recoverable if OTA’s appeal is successful. The appeal process is anticipated to last one year, with the initial review by the DGE lasting a maximum of 8 months, and the second review by the Central Commission lasting a maximum of 4 months.

For further details please refer to paragraph 42 of the Notes to the consolidated financial statements.

Pakistan

Mobilink

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of US dollars)	1,058	1,208	(12.3)%
Revenue (millions of euro)*	759	820	(7.4)%
EBITDA (millions of US dollars)	385	492	(21.7)%
EBITDA (millions of euro)*	276	334	(17.4)%
Subscribers	30,800,354	28,479,600	8.1%
Voice usage (MOU — YTD)	198	172	15.1%
ARPU (US dollars — 3 months)	2.9	3.0	(3.3)%
ARPU (Euro — 3 months)	2.0	2.3	(13.0)%

*	Amounts arising from the subsidiary’s Reporting Package prepared in accordance with International Financial Reporting Standards, converted into Euro according to the average USD/EUR exchange rates of the relevant periods as indicated by the Bank of Italy.

In wake of the prevalent conditions, Mobilink had to take an aggressive stance in its offerings which helped retain its market share, increase its subscriber base, control churn, and stabilize revenues in local currency terms. The ARPU in the fourth quarter of 2009 increased by 3.2% (in PKR) as compared to the third quarter of 2009. Churn in the fourth quarter of 2009 decreased by 6.6% as compared to the same period in 2008, whereas the subscriber base grew by 8.1%, boasting a total subscriber base of 30.8 million for 2009. Foreseeing the tough market dynamics, capital and operational expenditures were curtailed to improve profitability despite rising inflation, increasing energy costs, and currency devaluation. Capital expenditure in 2009 reached USD157 million (approximately equal to €109 million), a decrease of 71% over the previous year’s figure of USD537 million (approximately equal to €373 million).

According to internal reporting, Mobilink’s market share reached 40.5% in 2009. According to the Pakistan Telecommunication Authority (Regulator), Mobilink’s market share in the fourth quarter stood at 31.5%. This market share is based on information disclosed by other operators which use different subscriber recognition policies.

During 2009, Mobilink invested significantly in initiatives that helped retain and improve key brand health indicators including ‘intention to buy’, ‘top of Mind awareness’ and ‘brand recommendation’ where Mobilink emerged as a clear leader among its competitors. 2009 was a year full of intense competition, introduction of new services and consumer and operator friendly regulations. The price war going on between cellular operators greatly benefited consumers who were being offered attractive new packages and value added services. Rivals in the industry created waves by launching new packages, such as smaller pulse packages, low cost SMS bundles, late night offers etc. while the facility to change network without changing the mobile number (Mobile Number Portability) has eliminated the non-cash cost of switching, and pushed the competition among mobile operators to a boiling point.

Report on operations
at December 31, 2009

The Government provided relief to the industry by slightly reducing the General Sales Tax from 21% to 19.5% (which was increased from 15% to 21% in 2008), activation tax reduction from PKR500 (approximately equal to €4) to PKR250 (approximately equal to €2) and reducing import duty on mobile handsets by 66% by cutting it down from PKR750 to PKR250 (from €6 to €2). PTA introduced two new initiatives, one of which was SIM Activation through dialling at 789, to stop issuance of unverified mobile connections, the other being SIM Information System through SMS at 668, to curb fictitious connections. Being the first country in South Asia to implement Mobile Number Portability (MNP), Pakistan continued to witness consistent growth in porting activity with over 1.14 million subscribers having availed of the facility by June 2009 (as per PTA annual report for 2008-2009).

Mobilink aligned itself in 2009 to protect its market share, maintain its revenue and decrease its operational costs. With the market rates dropping, Mobilink decided to decrease its base rate to PKR0.68 (approximately equal to €0.056) per 30 sec through the Jazz Budget package in the beginning of the year which helped reduce churn and bring new subscribers on board. The acquisition promotion of “1000 + 1000” which continued for 4.5 months increased the gross additions significantly. Five dormant revival campaigns were run in 2009 to follow up on Mobilink’s dormant subscribers, and achieved good results. Bundle offers of voice and SMS were major revenue enhancers and are ongoing due to the positive results yielded.

Time and subscription based offers were also introduced with Ghanta Offer catering to the 9 am to 5 pm window and Late Night Offer attracting customers who make calls in between 12 am and 7 am. Both these offers were received well by customers. Bonus on Usage and Bonus on Recharge promotions were also run to encourage customers to increase their spending which yielded good results.

On the post-paid side, the tariff was revised to make the service more attractive and competitive. Microsegmentation was a new initiative in the year 2009 targeted to increase revenue through BTL promotions of various small value segments present in the subscriber base.

In the year 2009, Mobilink Value Added Services (VAS) showed unprecedented growth in revenue and subscribers. Mobilink VAS continued to lead by launching 33 new VAS services during the year. In addition, numerous event based services like Hajj Portal, Ramazan Services, Independence Day Campaign, Eid Offers etc. were also launched to engage Mobilink subscribers in 2009. Mobilink also continued to unveil affordable BlackBerry handsets through new model launches targeting post-paid customers, which cater to all daily communication needs of customers.

Mobilink pioneered mobile financial services in both the banked and unbanked space, with launches of Mobilink Genie and Mobile Money Order respectively. In the fourth quarter of 2009, a revolutionary branchless banking service was also piloted successfully and is currently being tested and expanded for a full scale launch.

Egypt

Mobinil

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of US dollars)**	944	891	6.0%
Revenue (millions of euro)*	677	605	11.9%
EBITDA (millions of US dollars)**	460	430	7.2%
EBITDA (millions of euro)*	330	292	13.1%
Subscribers	25,354,209	20,115,377	26.0%
Voice usage (MOU — YTD)	173	165	4.8%
ARPU (US dollars — 3 months)	6.5	7.6	(14.5)%
ARPU (Euro — 3 months)	4.4	5.8	(24.1)%

*	Amounts arising from the subsidiary’s Reporting Package prepared in accordance with International Financial Reporting Standards, converted into Euro according to the average USD/EUR exchange rates of the relevant periods as indicated by the Bank of Italy.

**	Proportionate consolidated figures

Report on operations
at December 31, 2009

In 2009 Mobinil continued to lead the mobile telecommunications market in Egypt with 25 million subscribers and almost 5 million net adds.

Revenue grew 6% over the previous year to USD944 million (approximately equal to €655 million). As a result of the company’s effectiveness in deploying its cost optimization plan and its capitalization on the on-net strategy, 2009 EBITDA reached USD460 million (approximately equal to €319 million), representing an increase of 7.2% over the same period of last year reflecting an EBITDA margin of 49% versus 48% over the same period of last year.

The fourth quarter blended ARPU reached EGP35.5 (approximately equal to €4.5) with a decline of 16% over the same period of last year. Blended ARPU for the full year was EGP39 (approximately equal to €5). Global network minutes in 2009 reached 40.8 million minutes representing an increase of 35% versus 2008 while the fourth quarter usage reached 10.3 million minutes with an increase of 24% over the same period of last year.

Capital expenditure in 2009 reached USD472 million (approximately equal to €328 million), a reduction of 10% versus the previous year’s figure of USD524 million (approximately equal to €364).

The market is witnessing aggressive tariff moves that changed some of the dynamics, and is mainly driven by the third entrant; especially regarding the cross net rates front, which are competitive with the on net rates of the two incumbents. Accordingly, Mobinil had to respond in order to maintain its leadership position in the market. In the last quarter of 2009, Mobinil launched El Masry pre-paid promotion during Al-Adha Bairam which offered the lowest on-net rate of 8PT per minute as well as a 19PT cross-net rate. Mobinil also launched the new Star 1000 Unlimited which offered customers unlimited on-net calls and 1000 inclusive minutes to any mobile destination for EGP250 per month.

As a promotion for SMS usage, Mobinil offered “Mobinil Grand Trivia” where customers entered a general knowledge competition and gained daily, weekly, and monthly prizes.

For the first time in the Egyptian market, Mobinil introduced three new enterprise pre-paid Tariff plans, where enterprise clients can now enjoy no monthly bills, control spending and free minutes to all destinations.

Tunisia

Tunisiana

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of US dollars)**	357	326	9.5%
Revenue (millions of euro)*	256	221	15.8%
EBITDA (millions of US dollars)**	192	189	1.6%
EBITDA (millions of euro)*	138	128	7.8%
Subscribers	5,210,926	4,256,573	22.4%
Voice usage (MOU — YTD)	171	158	8.2%
ARPU (US dollars — 3 months)	11.6	12.7	(8.7)%
ARPU (Euro — 3 months)	7.9	9.7	(18.9%)

*	Amounts arising from the subsidiary’s Reporting Package prepared in accordance with International Financial Reporting Standards, converted into Euro according to the average USD/EUR exchange rates of the relevant periods as indicated by the Bank of Italy.

**	Proportionate consolidated figures

Tunisiana closed the year with an overall market share of 53.4% and 5.2 million subscribers compared to 51% overall market share and 4.3 million subscribers at the end of 2008.

To ensure progressive success, Tunisiana has focused its strategy on developing its post-paid segment, increasing revenue and reinforcing loyalty by securing its customer base against the threat of Orange entering the Tunisian market, and the incumbent Tunisie Télécom’s tactical promotions. Thus, for residential subscribers,

Report on operations
at December 31, 2009

Tunisiana highlighted its community offers to increase on-net usage. Tunisiana also developed various retention initiatives towards its high value post-paid and business segments.

To improve retention and ensure revenue growth, Tunisiana maintained focus on developing on-net usage within the base through launching promotions during peak hours, such as ‘Happy Week’ promotion, and during off peak hours with ‘Friends and Family’ promotion, offering unlimited calls towards 1,2 or 3 favorite numbers.

Tunisiana reinforced its strategy regarding community offers. To expand and bolster its community offer, ‘Amigos’, as well as to counter the threat from Tunisie Télécom’s community offer ‘Elissa’, Tunisiana made ‘Amigos’ subscriptions for free permanently. Various other promotions were launched and became permanent, such as unlimited calls per day and during weekends. Tunisiana launched a further new community offer, ‘Tifosi’, where “subscribers belonging to the same football team community, and holding annual football memberships, can profit from special prices to make calls and to send 15 free SMS every Sunday within their community”. In order to enhance postpaid and business segment attractiveness and encourage migration from pre-paid, Tunisiana launched pricing per second for the first time in Tunisia. Other postpaid promotions include the option of new and pre-paid migrant subscribers to benefit from a capped bonus or free bundle (depending on the type of offer) after 3 billing cycles, with a validity of one year.

Q4 was also marked by an ongoing BlackBerry launch, as well as the launch of a business retention program, exclusively dedicated to the high value business segment, in order for “the latter to take advantage of discounts on bills and additional ‘Merci’ points, according to the commitment chosen by the customer of either 24 or 36 months, and every 6 months of consumption at minimum”.

Tunisiana developed new offers and services tailored to business segment needs. A new offer ‘Option VPN’ was customized to companies holding Business offers who do not wish to migrate to the Business VPN offer. Within this new offer, subscribers profit from a special package, including GFA Voice, and SMS.

To bolster corporate customer loyalty, Tunisiana developed a new project ‘Corporate birthday company’ that allows subscribers to get ‘MERCI points’ according to their seniority within Tunisiana.

Finally, to boost roaming usage and satisfy roamers’ needs, Tunisiana launched promotions for postpaid roamers using the SFR network which allows them to make calls with a significant rebate on tariffs.

Bangladesh

Banglalink

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of US dollars)	351	288	21.8%
Revenue (millions of euro)*	252	196	28.6%
EBITDA (millions of US dollars)	117	14	n.m.
EBITDA (millions of euro)*	84	9	n.m.
Subscribers	13,886,913	10,337,128	34.3%
Voice usage (MOU — YTD)	253	256	(1.2)%
ARPU (US dollars — 3 months)	2.3	2.5	(8.0)%
ARPU (Euro — 3 months)	1.6	1.9	(15.8)%

*	Amounts arising from the subsidiary’s Reporting Package prepared in accordance with International Financial Reporting Standards, converted into Euro according to the average USD/EUR exchange rates of the relevant periods as indicated by the Bank of Italy.

Banglalink enjoyed the highest number of net adds in 2009 with 3.6 million subscribers whereas the market leader had net adds of 2.3 million only. This brings the total subscriber base of Banglalink to 13.9 million customers at the end of 2009 which is a 34.3% increase compared with 2008. This achievement was made possible through a strong customer retention policy.

Report on operations
at December 31, 2009

Market share at the end of 2009 was 26.8% which is a 3.6% increase from 23.2% at the end of 2008.

Banglalink’s revenue performance has been impressive with USD 351 million revenue (approximately equal to €244 million) in 2009 which is an increase of 22% compared to 2008 revenue. ARPU remained in line compared to the same period in 2008, in spite of high subscriber growth, as a result of revenue enhancement initiatives aimed at the existing customer base.

Banglalink achieved an EBITDA of USD117 million (approximately equal to €81 million) representing an exponential increase compared to the previous year mainly driven by reduced customer acquisition costs, increase in revenue and increase in operational efficiency. Banglalink’s EBITDA margin increased to 33.4% in 2009 compared to a margin of 4.7% in 2008.

Capital expenditure in 2009 reached USD122 million (approximately equal to €85 million), a decrease of 70% over the previous year’s figure of USD407 million (approximately equal to €283 million).

Banglalink Jigyasha (agriculture info service) won the Asia Mobile Awards 2009 organized by the GSMA for Best Mobile Enterprise Application Product or Service Category. Banglalink continued to introduce innovative services such as, ‘Friend Finder/Field Force Tracking’, ‘Vehicle Tracking’, and ‘Stock Info’.

Grameen Phone has completed its IPO offering of Tk4.9 billion (USD384 million, approximately equal to €267 million). Bharti Airtel from India took control of Warid Telecom by buying a 70% stake in the company. Major mobile operators agreed in principle to share passive infrastructure to reduce capital expenditure requirement for network expansion.

Democratic People’s Republic of Korea

Koryolink

	2009	2008
	12 Months	12 Months	% Change

Revenue (millions of US dollars)	26	0	n.m.
Revenue (millions of euro)*	19	0	n.m.
EBITDA (millions of US dollars)	17.2	0	n.m.
EBITDA (millions of euro)*	12	0	n.m.
Subscribers	91,704	1,694	n.m.
Voice usage (MOU — YTD)	239	n.a.	n.m.
ARPU (US dollars — 3 months)	24.5	n.a.	n.m.
ARPU (Euro — 3 months)	16.6	n.a.	n.m.

*	Amounts arising from the subsidiary’s Reporting Package prepared in accordance with International Financial Reporting Standards, converted into Euro according to the average USD/EUR exchange rates of the relevant periods as indicated by the Bank of Italy

Koryolink’s subscriber base has grown to reach 91,704 for the year ended December 31, 2009. Since its launch in December 2008, Koryolink has been received very positively in the market being the first full fledged operator in the DPRK to offer state of the art mobile services at attractive prices.

Capital expenditure in 2009 reached USD27 million (approximately equal to €19 million), mainly focusing on network roll-out and quality improvement nationwide.

During its first year of operation, Koryolink has established many precedents in the Korean market. Despite the lack of active marketing and advertising industries, Koryolink succeeded in creating awareness and educating consumers about its different products and services through advertising the company’s launch in major newspapers and radio stations as well as producing different types of communication material (flyers, posters, danglers, etc.). Additionally, Koryolink was able to provide continuous support to its subscribers through establishing the first of its kind Call Center in the country.

Report on operations
at December 31, 2009

By the end of 2009, Koryolink had embarked upon the realization of its ambitious expansion plan to cover the entire territory of DPRK with the 3G mobile service. 2009 witnessed an important development for Koryolink, the opening of the first sales outlet outside the capital Pyongyang in Sariwon city. The sales outlet in Sariwon is the first one in many outlets in various large cities across the country to be opened as the Koryolink coverage expands to cover more and more parts of the entire DPRK.

Koryolink had previously kicked off its direct sales network with one centralized shop in Pyongyang, and by the end of 2009, two additional sales shops were added. Apart from the sales shops, Koryolink developed an indirect sales network consisting of nine outlets located inside KPTC’s post offices throughout Pyongyang. These outlets helped in increasing the operator’s footprint and availing its Scratch Cards to subscribers located in different areas throughout the city.

Koryolink’s network currently has 153 on air base stations covering Pyongyang as well as 6 cities (Pyongsong, Anju, Kaechon, Nampo, Sariwon, and Haeju) and 8 highways (Hyangsan, Sariwan, Tangun tomb, Nampo, Haeju-Sariwon, Sariwon -Kaesong, Haesong railway and the airport road). The network supports a variety of services — in addition to voice — such as video call, SMS, MMS, voice mail, WAP and HSPA.

Canada

WIND Mobile

Globalive Wireless Management Corp. (“GWMC”), operating its wireless business under the brand name ‘WIND Mobile’, successfully launched services in the Toronto & Calgary on December, 16 and 18 respectively, after having undergone a protracted legal and regulatory marathon to establish that it met Canadian ownership and control requirements. The process culminated with the Government of Canada effectively approving GWMC as a Canadian Wireless Operator.

WIND Mobile is aiming to become the fourth national wireless carrier with its fully enabled HSPA network and offerings of Voice and Data plans. WIND Mobile introduced new concepts to the Canadian wireless market through its combination of no contracts, unlimited plans, Canada wide calling features, and the redefinition of ‘Home Zones’.

GWMC is on track to launch its service to the public in Ottawa and Edmonton within the first quarter of 2010, followed by a Vancouver launch early in the second quarter. GWMC enjoys the benefit of national and international roaming services through various partners.

Over 30 outlets were opened by the end of 2009 with the help of two branded distribution channels: WIND Mobile stores and kiosks, in addition to a partnership with media retailer ‘Blockbuster’. Ambitious efforts are underway to expand distribution to 3rd party retailers. The state of the art in-house call center was fully in service at the time of WIND Mobile’s launch in December 2009.

WIND Mobile’s subscriber base at the end of 2009 was close to 5,000 subscribers.

HUMAN RESOURCES

At December 31, 2009, the Group counted 25,872 employees, as follows:

	2009	2008	Change
Units	12 Months	12 Months	Amount	%

Senior management	463	375	88	23.5%
Middle management	2,518	2,293	225	9.8%
Employees	22,891	22,413	478	2.1%

Total	25,872	25,081	791	3.2%

Report on operations
at December 31, 2009

The following table show the average number of Weather employees:

	2009	2008	Change
Average Number of Employees	12 Months	12 Months	Amount	%

Senior management	429	364	65	17.9%
Middle management	2,735	2,202	533	24.2%
Employees	24,337	22,246	2,091	9.4%

Total	27,501	24,812	2,689	10.8%

The management of human resources in the three main operating entities of the Weather Group is described in the following sections.

Italy

At December 31, 2009, the Italian Group had a workforce of 7,065 employees including those of Weather Investments SpA.

During 2009, in Italy, 171 employees joined the organization and 222 left, excluding the increase in the number of Group employees working in Phone Srl (442 persons) and the WIS Group (97 persons).

Organization

In January 2009, the appointment of Ossama Bessada, OTH’s Chief Commercial Officer, as WIND’S Chief Operating Officer was announced, effective from April 1, 2009.

Khaled Bichara, WIND’S Chief Operating Officer up to March 31, 2009, was promoted to take over Weather Group’s and OTH Group’s Chief Operating Officer position and subsequently CEO position.

Effective May 2009, WIND announced the new organization of the Commercial area. Four Business Units focused on different business segments were established instead of the previous organization focused on fixed and mobile: BU Consumer WIND, BU Consumer Infostrada, BU Business and BU Portal and VAS. In July 2009, with the aim of strengthening the retail commercial presence, the company Phone S.r.l. was acquired. The new company is focused on the sale of telecommunication services and products, through 126 own shops in the major domestic shopping centers.

In December 2009, Ziad Shatara has been appointed Wind’s Chief Technology Officer replacing Philip Tohmé promoted Chief Technology Officer of the Weather Group and OTH.

Development

Attention was focused during the year on performance and skill appraisal processes through the launch of the annual Performance Appraisal campaign. The Development Center program supporting the development of managerial skills and involving 81 middle-managers was concluded in the year together with a 360° appraisal involving around 30% of the senior managers.

At the same time, the Italian stage of the Talent Management Program was concluded; this program is designed to develop the competences and professional skills of 19 people from companies of the Weather Investments Group located in different countries, which include Egypt, Pakistan, Bangladesh, Algeria and Italy itself.

The first climate survey initiative was launched in December 2009 by means of a questionnaire aimed at all employees and available on the intranet.

Training

A total of 21,134 man-days of training were given in 2009, of which 71% relating to the Technological Innovation & Product Development projects and realized both as direct training given to the professional families of

Report on operations
at December 31, 2009

the Technology Department and as internal training carried out by the Business Units for sales and customer management.

Institutional training programs continued during the year, such as:

•	the Induction in Wind Program: 55 recently graduated youngsters, hired during 2008 and 2009, were involved in a project structured into various training activities; the organization of these courses was also made possible by the involvement of the London Business School as the provider of excellence of a customized Wind Young Professionals Program;

•	the managerial skills program dedicated to recently appointed middle and senior management.

Other important training programs carried during the year were as follows:

•	A Social-Eco Team Building training project involving the District Managers of the Sales area of the Business Unit Business: the aim of the particularly experimental format was to increase and facilitate business team development and heighten a sense of role responsibility by involving groups in a practical social project to be completed during the training;

•	the Appraisal & Feedback training project that involved 111 members of staff from all business areas and was aimed at transmitting the sensitivity and skills required to observe and assess the behaviour of employees being supervised;

•	the Privacy project, coordinated and managed by the Privacy function of the Asset Corporate Governance Department, in which all employees across the business as a whole (2,555 in total) were involved in an informational seminar.

In conclusion, the across the board Institutional Master Plan for Training was set up and the collection of training needs began at the end of the year.

Industrial relations

January 2009 saw the implementation of the procedure, laid down by Law 428/90, concerning the awarding by Wind Telecomunicazioni SpA to Wind International Services SpA (a wholly owned subsidiary of WIND and named until April 15, 2009 “TLC Servizi SpA”) of its corporate branch consisting of the International & National Wholesale function, with the sole exception of the line of business relating to the resale of transmission capacity that uses WIND’s national infrastructure.

The procedure ended with the signing of an agreement with the trade unions, which incorporates the guarantees of the law in relation to the employees concerned.

During the month of May 2009, in accordance with the National Labour Contract, the annual meeting with Unions in order to illustrate business prospects was held. On this occasion WIND described its business guide-lines for the year 2009.

An agreement was signed in July 2009 to guarantee service in the Network Management Center in the case of sudden unplanned absences

In June 2009, Asstel (the association of TLC companies of which WIND is a member) began talks with the unions over the renewal of the national labor contract which expired at the end of 2008.

On October 23, 2009 the Unions signed an Agreement Hypothesis in order to renew the National labour Contract, whose effectiveness is subjected to the result of meetings with workers announced by Unions. The draft agreement envisages changes to the way fixed term contracts are governed at a regulatory level, the introduction of a new professional category and the setting up of supplementary health protection for workers not having company cover, while from an economic standpoint it provides an increase in salaries in 2010 and 2011 and the recognition of a one-off payment for 2009.

During the year no relevant strikes were carried out.

Report on operations
at December 31, 2009

Greece

At December 31, 2009, Weather Finance I Group counted 1,592 employees. During the fourth quarter of 2009, 34 employees joined the organization and 238 left.

Organization

During the first quarter of 2009, the integration with Tellas was completed and the new Fixed Business Unit structure was announced. In addition, the Information Technology, Finance, Information Security, Legal & Regulatory, Human Resources, and General Services & Procurement Departments of Tellas have all been integrated into the respective Departments of WIND Hellas.

During the second quarter of 2009, the fixed units of Sales, Customer Service and Network Directions were combined with the relevant departments of the mobile unit under the management of the respective executive directors. The exception is Marketing where both fixed and mobile units remained separate. In addition, the position of Chief Strategy Officer was created reporting directly to the CEO.

In October 2009, a major reorganization took place in the CCO Direction. Main changes included the creation of the following departments: the Mobile Consumer Marketing & CRM Department, Business Marketing and Corporate Sales Department, Fixed Consumer Marketing and Customer Care Fixed & Service Fulfilment Department and the unification of the Sales and Customer Service Department under one Executive Director.

Training and development

During the fourth quarter of 2009, a total of 577.5 man/days of training were provided.

WIND Hellas training activities are divided into two main areas: General Training (Leadership, Management, Supervisory Skills, etc) and Functional Training (i.e. Sales Representatives, Customer Service, Technical skills training, etc.) which represented 100% of this quarter’s total.

Industrial relations

On March 13, 2009, the new Collective Agreement proposal was submitted by the Union in order to commence negotiations for 2009. During the second quarter of 2009, negotiations with the Union continued regarding the Collective Agreement of 2009. The Union has addressed the matter to the Mediator. The process with the Mediator commenced during the third quarter of 2009 and was completed by mid November with the submission of the Mediator’s proposal.

The company agreed on the Mediator’s proposal while the Union rejected the proposal. By not reaching an agreement via the Mediator’s process, the company used its option under Greek law of terminating the process at that stage and thus no Collective Agreement was signed for 2009 and 0% increase in minimum salaries was achieved. During the first week of December 2009 (November 30 — December 4) the company performed a voluntary exit program which resulted to 121 employees resigning from the company. On October 15, 2009 and December 3, 2009 two strikes took place by the Union. One referred to the Collective Agreement and the other to the voluntary exit program.

Emerging Markets

At December 31, 2009, the OTH Group counted 17,213 employees, this count was inclusive of both the company’s GSM and non-GSM operating activities.

The OTH HR department continues to follow a strategy that enables OTH to sustain its position as a leading organization. Our aspirations include the continual enhancement of individual skills, and emphasis in maintaining an appropriate working culture that supports corporate strategy and aids the group in achieving its objectives.

During the first half of 2009 the HR department focused on the development of the Group by launching a number of projects. These projects have been designed to ensure the Group’s ability to continue as a going concern through the retention of key talents and increased reliance on internal resources.

Report on operations
at December 31, 2009

OTH has increased the investment in our HR reporting system, given that the reports generated are the primary instruments used to determine and evaluate our performance as a whole.

OTH has always been, and will continue to be, dedicated to developing a high standard of customer care by reviewing staffing in customer services, incentives and control processes. It is our aim to be rated the ‘number one player’ in the markets where we operate vis-à-vis customer satisfaction.

Below is an update on the projects that have been our main area of focus:

•	Headcount Optimization Initiative: Through this challenging recessionary period, most companies strive to become or remain as efficient as possible. We in OTH are working to optimize our headcount without jeopardizing business performance and the quality of operations.

The headcount optimization project caters to this purpose by creating staffing indicators for all the current families of jobs within our operating companies. This is because staff numbers are affected by the size of the operation itself. For example; the number of call center agents is directly correlated to the number of subscribers, and likewise, the number of technical engineers is driven by the number of sites in the network landscape.

As a result, these staffing indicators are being gathered and analyzed via historical trends in order to produce certain progression formulas that will ultimately become part of the integrated headcount business model for each subsidiary of OTH;

•	Cost Optimization Project: Its purpose is to reduce the staff cost without affecting the company’s performance. We are taking serious steps in ensuring that operating expenditures are controlled. This is monitored by monthly reports and video call meetings. All subsidiaries are fully aware of this project and have been successful in decreasing their expenditures as a result of its implementation. An average reduction of 10% (in the OPEX) occurred in the checked subsidiaries.

REGULATORY FRAMEWORK AT DECEMBER 31, 2009

Italy

Fixed Market

Telecom Italia reference offers

In 2009, the AGCOM Commission for Infrastructure and Networks (Commissione per le Infrastrutture e le Reti — CIR) approved the Telecom Italia Reference Offers relating to the following services:

•	dedicated capacity transmission services regarding markets 13 and 14 (terminating and trunk circuits, interconnection flows and central internal links) and wholesale direct circuits and partial circuits for 2009 (resolution no. 81/09/CIR);

•	Bitstream services, market 12, approving in December 2009 the offer published by Telecom Italia in June 2009 (resolution no. 71/09/CIR);

•	collection, termination and transit services relating to calls on the fixed public telephone network, markets 8, 9 and 10 (resolution no. 42/09/CIR);

•	WLR (Wholesale Line Rental) services (resolution no. 35/09/CIR), in whose regard the changes to the algorithm for calculating the 2009 Reference Offer assurance penalties were additionally approved in resolution 51/09/CIR.

Fixed access network

• Market analysis

By means of Resolution no. 731/09/CONS, AGCOM completed its analysis of the wholesale fixed network access service markets (markets 4 and 5 of the Recommendation), confirming the set-up of all the requirements

Report on operations
at December 31, 2009

envisaged in the framework regulating Telecom Italia. With the same resolution AGCOM additionally confirmed Telecom Italia as being the dominant operator in the fixed network voice access service retail markets.

• OTA Italia

By means of resolution no. 478/09/CONS, published on the AGCOM website on September 24, 2009, the operational guidelines of “OTA Italia”, the body responsible for setting disputes of a technical or operational nature between Telecom Italia and other operators, were approved. In October 2009, with the signing of the membership agreement, OTA Italia became fully operational and was able to commence its duties.

• NGN Italia Committee

In November 2009 the NGN Italia Committee, the body delegated to coordinate the transition to the new generation networks in Italy, began its work. This committee has the task of drawing up proposals and identifying solutions for the development of the networks, at the same time setting up a minimum set of regulatory measures — to be proposed to the Authority’s Board — that enable all players to work within a well-defined and pro-competition regulatory framework, by assessing technical and economic questions.

As the result of the access market analysis (of resolution no. 731/09/CONS), the activities of the NGN Italia Committee have been refocalized to define guidelines for: procedures for migration from copper to optic fiber, possible methods of unbundling fiber access, the means of governing the offering conditions of fiber bitstream services and conditions for infrastructure sharing, including installation in condominiums.

• ISBUL activities

The active involvement of WIND in the activities of ISBUL, the Broadband and Ultra Broadband Infrastructure and Services research program promoted by AGCOM, continues. This program is based on three projects (Technological, Economical and Legal) and 14 sub-projects (Work Packages) having the aim of laying the groundwork for the permanent supervision of the Authority over technological, regulatory and economic matters relating to the infrastructure aspects of broadband and ultra broadband new generation networks (NGNs).

• Definition of the cost model

By means of the ACOM communication of December 22, 2009, a procedure commenced that is aimed at defining a cost model for determining prices for wholesale access to the fixed network of Telecom Italia and calculating the WACC (weighted average cost of capital), as provided by article 73 of resolution no. 731/09/CONS. This procedure will have a term of 120 days unless extended.

• Price testing

In January 2009 AGCOM began preliminary hearings having the purpose of arriving at a definition of the new price testing model, which is currently based on resolution no. 152/02/CONS and on the results of the broadband services monitoring unit.

By means of resolution no. 667/09/CONS, published in the Italian Official Journal of December 17, 2009, AGCOM begun a public consultation process that is still in progress. At the present moment WIND is preparing a reply to the consultation process which will then be sent to AGCOM.

Customer migration procedures

In October 2009, AGCOM published resolution no. 52/09/CIR relating to additions and changes connected with the procedures as per resolution no. 274/07/CONS for the purpose of implementing the secret code of customers who have requested a transfer of fixed network usage. The recipient operator must supply this code as part of the communication of the migration application to the donating operator.

Report on operations
at December 31, 2009

Public consultations of the European Commission and of the ERG

During the second half of 2009 WIND replied to European consultations regarding the following:

•	Regulation of access to NGANs (Next Generation Access Networks): requiring that the development of these networks be open to all players of the sector in an effective, transparent and non- discriminatory manner.

•	Guidelines for assessing State aid for broadband development: affirming the need for this aid to be granted by means of transparent procedures complying fully with the technological neutrality of the solutions, avoiding any change to the competitive level and guaranteeing access to the products of such aid on an equal basis to all parties operating in the competitive scenario.

•	Transforming the digital dividend opportunity into social benefits and economic growth in Europe: stressing the importance of this activity in encouraging competition for the future supply of advanced services.

•	Draft CP on NGN Charging Mechanisms/Long-term termination issues: supporting the need to go into further detail on economic evaluations relating to the effect on the market and consumers of changes to the currently used interconnection model.

Mobile Market

Mobile Termination

With resolution no. 667/08/CONS, all Italian mobile operators (Telecom Italia, Vodafone, WIND, H3G) have been identified as holders of significant market power and transparency, access, non discrimination, price control and cost accounting obligations have been put on each of them. More specifically, article 12 of resolution no. 667/08/CONS requires the following glide path for mobile termination rates to be used as from July 1, 2009.

	As from	As from	As from	As from
	July 1,	July 1,	July 1,	July 1,
Eurocents/Minute	2009	2010	2011	2012

H3G	11.0	9.0	6.3	4.5
Telecom Italia	7.7	6.6	5.3	4.5
Vodafone	7.7	6.6	5.3	4.5
WIND	8.7	7.2	5.3	4.5

With relation to this glide path, Article 14 of resolution no. 667/08/CONS provides for the possibility to review the decrease path subject to the definition of a new long-run incremental cost model.

Using the advice of Europe Economics the Authority began developing the cost model at the beginning of 2009; the results of this model are not yet known at the present date.

Roaming regulation

Guidelines for the provision of the international roaming service between European countries for SMS, MMS and data services came into effect on July 1, 2009. In particular these further reduce the price of roaming calls, introducing ‘per second’ billing after the first 30 seconds and after the first second for calls received from abroad. In addition, the cost of sending an SMS from abroad has been reduced and tariffs for browsing the net with a mobile phone abroad have been brought down through the introduction of a maximum wholesale price of 1 euro for each MB downloaded. A locking mechanism has also been introduced for when the bill reaches 50 euros or another ceiling chosen by the consumer.

National Numbering Plan

By means of resolutions no. 34/09/CIR and no. 80/09/CIR the Authority amended and supplemented certain provisions of the national numbering plan contained in resolution no. 26/08/CIR. These resolutions basically postponed the effective date of the new numbering regulations in “decade 4” to February 1, 2010.

Report on operations
at December 31, 2009

By means of resolution no. 72/09/CIR supplements were made to resolution no. 26/08/CIR, introducing the possibility of providing subscriber information services also via SMS/MMS.

Frequencies

Following up on the requirements of the resolution, the ministry issued a provision of its own regarding the reallocation of the 900 MHz frequencies which may then be re-used for UMTS. The first stage of the reallocation of the 900 MHz frequencies was technically completed at the end of 2009.

In addition on March 23, 2009 the Ministry published an invitation to tender for the allocation of frequencies in the UMTS 2100 MHz band in issue no. 35 of the Italian Official Journal (three blocks of 5MHZ were available). Only three parties made a bid including WIND which was awarded one block of 5 MHz UMTS at a price of €88,781 thousand paid on July 6, 2009.

On September 28, 2009 the Ministry notified WIND of a measure extending the expiry date of its individual license for third-generation UMTS public mobile communication services by eight years which details may be found in note 29 “Depreciation and Amortization” to the consolidated financial statements of Wind Telecomunicazioni SpA at December 31, 2009.

Mobile Number Portability

With resolution no. 78/08/CIR, at the end of December 2008 AGCOM updated the regulations concerning mobile number portability (for example by reducing portability time to a maximum of three days and eliminating interoperator portability costs). The agreement among operators was signed and resolution 78/08/CIR came into force on November 23, 2009.

Audiovisual and multimedia contents

By means of resolution no. 407/09/CONS, published in the Italian Official Journal of August 17, 2009, AGCOM extends the terms for the closure of a survey into content producers in the electronic communications sector, started off by means of resolution no. 626/08/CONS. The procedure is planned to be brought to a conclusion by the end of February 2010. By means of resolution no. 523/09/CONS, in September 2009 AGCOM started an investigation into features for receiving television programs digitally and into initiatives for adopting a “single decoder”. The enquiry is planned to last 180 days. Operators are expected to provide contributions of an informational nature at the request of the Authority, with hearings being a possibility.

Emerging platforms

By means of resolution no. 665/09/CONS AGCOM identified emerging platforms (IPTV, Mobile — GSM, GPRS/EDGE and UMTS/HSDPA, DVB-H) for the purpose of marketing sports audiovisual rights, pursuant to Legislative Decree no. 9 of January 9, 2008 and article 10 of the regulation adopted by means of resolution no. 307/08/CONS.

Greece

Mobile Market

International Roaming

With the 717/2007 EU Roaming regulation, a Eurotariff ceiling was introduced for calls made and calls received when travelling within the EU, at retail and at wholesale level. Until August 29, 2008, the retail ceiling was of €0.49/min for making calls and €0.24/min for receiving calls (excluding VAT). From August 30, 2008, these ceilings have been reduced to €0.46/min for making calls and €0.22/min for receiving calls. On June 29, 2009, the revised EU Roaming regulation 544/2009 was published and entered into force at June 30, 2009 with new lowered price ceilings: as of July 1, 2009, €0.43/min for calls made and €0.19/min for calls received, as of July 1, 2010 €0.39/min for calls made and €0.15/min for calls received, as of July 1, 2011, €0.35/min for calls made and €0.11/min for calls received. Also, the new Roaming regulation introduces a retail SMS price cap at

Report on operations
at December 31, 2009

€0.11 (excluding VAT). It also constrains inter-EU data roaming charges by introducing a wholesale cap of €1 per megabyte download as of July 1, 2009 (then €0.80 in 2010 and €0.50 in 2011). In addition, the principle of per second billing is introduced after the first 30 seconds for calls made. Lastly, in order to avoid bill shocks for consumers, the regulation lays down new measures to increase transparency of retail prices for data roaming services, and to provide roaming customers with new tools to monitor and control their expenditure while roaming.

Wholesale mobile voice call termination

Following the Greek NRA’s public consultation and market analysis for mobile call termination on mobile networks (market 16 of the EU Recommendation), which was conducted in 2006, and the respective resolution no. 392/017/2006, as amended by resolution no. 410/37/2006, on June 1, 2007 termination rates for voice call termination applicable to the WIND Hellas mobile network reached the cost oriented level set by the public consultation, having followed the envisaged 10-month glide path (August 2006 -June 2007). In December 2007, all three Greek Mobile Network Operators announced a further decrease in their termination rates, effective as of February 1, 2008. The termination rates were €0.1041/min for WIND Hellas, €0.0991/min for Vodafone Greece and €0.0989/min for Cosmote. On August 4, 2008, NTPC concluded its second historically market analysis (after the one carried out in 2006) of the wholesale market of voice call termination in individual mobile networks. On October 15, 2008, NTPC concluded to its final Decision on Mobile Termination Rates (NTPC’s Resolution no. 498/046/15.10.2008) in which it concluded on the following price caps & glide path:

	October 2008	(NTPC’s Proposal)	(NTPC’s Proposal)	(NTPC’s Proposal)
MNO	(Effective Prices)	1/1/09	1/1/10	1/1/11

Cosmote	9.89	7.86	6.24	4.95
Vodafone	9.91	7.86	6.24	4.95
WIND Hellas	10.41	7.86	6.24	4.95

(rates in eurocents/min)

On November 20, 2008, WIND Hellas filed an appeal before Athens’ Administrative Court of Appeals against the aforementioned NTPC Decision on Mobile Termination Rates (MTRs), based on procedural and substance reasons related to the adverse impact on the Company’s profitability following the implementation of the new MTRs. The hearing, initially scheduled on March 19, 2009 was postponed and rescheduled for June 11 and July 29, 2009. The case will now be heard before the Administrative Supreme Court, on April 13, 2010. Meanwhile WIND Hellas had the obligation to implement the new MTRs from January 1, 2009 and on January 1, 2010 decreased its MTRs to the regulatory provided level of €0.0624/min.

In parallel, the European Commission had been working on a draft Commission Recommendation on Mobile Termination Rates and Fixed Termination Rates advocating lower and symmetric rates. The final Recommendation 3359/2009/EC was released on May 7, 2009 setting December 31, 2012 as the deadline by which all Member States should set symmetric MTRs and symmetric FTRs based on costs incurred by an efficient operator according to a bottom-up “pure” incremental cost model.

In October 2006, WIND Hellas submitted to the Greek NRA its RIO, which relates strictly to the service of voice call termination to its mobile network. In February 2008, the NTPC asked for an updated version of this RIO. Finally, under the resolution no. 498/046/15.10.2008 provisions, WIND Hellas, submitted again in December 2008, its updated RIO to the NTPC. Post the issuance of its new Decision (no. 498/046/15.10.2008), NTPC asked again for a new revised version of WIND Hellas RIO. The Company revised and submitted its RIO. On March 19, 2009, NTPC launched a one month long public consultation asking the entire market to make comments on the RIOs submitted by all three Mobile Network Operators.

Collocation Regulation

In January 2008, the NTPC conducted a public consultation for collocation issues on electronic communications infrastructure that concluded with the issue of the Collocation Regulation (NTPC’s Resolution no. 472/171/21.3.2008). On October 20 and 21, 2008, WIND Hellas submitted numerous collocation requests

Report on operations
at December 31, 2009

to OTE, but faced OTE’s refusal to facilitate them. On December 17, 2008, WIND Hellas filed before the NTPC a request for amicable resolution of the issue (as provided in the Regulation). A hearing was held on February 19, 2009 before the NTPC. By its final Resolution no. 525/137/2.6.2009, the NTPC ordered OTE to enter into one month-long negotiations with WIND Hellas, in order to conclude on a Final Framework Agreement for collocation services. In the case that the negotiations will fail, the NTPC has stated that it would intervene and would outline by itself a Framework Agreement for both parties. Following NTPC’s Resolution, WIND Hellas entered into negotiations with OTE, but with no development until December 2009 when NTPC called WIND Hellas and OTE for an update hearing in order to evaluate whether OTE has complied with its Resolution 525/137/2.6.2009. The hearing took place on December 21, 2009 and the NTPC’s Resolution is pending. However, OTE, facing the danger of regulatory remedies/penalties against it, called WIND Hellas for a new round of negotiations, in order to facilitate WIND Hellas’s collocation demands. This new round is now underway, but no estimation of its outcome can be made.

Fixed Market

Wholesale fixed voice call termination

Following the Greek NRA’s public consultation and first round market analysis for call termination on individual public telephone networks provided at a fixed location (market 3 of the new EU Recommendation) which was conducted in 2006 and the respective resolution no. 406/34/2006, fixed network termination rates that apply for voice call termination to the WIND Hellas fixed network would undergo a 2-year glide path which began on January 1, 2007 and would end on December 31, 2008, reaching effectively on January 1, 2009, its target rate (which was equal to the fixed incumbent’s (OTE) single termination rate in 2006). This glide path was fine tuned by resolution no. 459/135/2007 of the NTPC, which partially amended the previous resolution (no. 406/34/2006) and by resolution 505/058/23.12.2008. Based on the aforementioned regulatory framework, in the case that during the glide path -set for the alternative operators- the fixed incumbent’s cost oriented call termination rate exceeds the one referring to the alternatives, the NTPC would amend the cost oriented target (price cap) which is effective from January 1, 2009 and onwards. OTE’s effective rate for single termination since January 1, 2009 is €0.00772/min while WIND’S termination rate has remained at €0.00892/min, effective since January 1, 2009.

Carrier Pre-Selection Regulation

The NTPC published a consultation on the review of the Carrier Pre-Selection (CPS) regulation, containing an amendment of the CPS options available to customers. The main change is that a new option is added enabling not only local, long-distance and international calls to the fixed and mobile networks but also calls to non-geographical numbers (e.g. value added services, shared-cost, free phone numbers, etc). In addition, NTPC amended the carrier pre-selection regulation in order to facilitate the deactivation procedure.

Incumbent’s (OTE) Reference Offers

Following market analysis which was conducted during 2006 on markets 1 and 2: “Access to the public telephone network at a fixed location for residential and non-residential customers”, market 8: “Call origination on the public telephone network provided at a fixed location”, market 9: “Call termination on individual public telephone networks provided at a fixed location”, market 11: “Wholesale unbundled access (including shared access) to metallic loops and sub-loops”, market 12: “Wholesale broadband access”, market 13: “Wholesale terminating segments of leased lines” and market 14: “Wholesale trunk segments of leased lines” and specific remedies imposed by NTPC, OTE submitted to NTPC its Wholesale Line Rental Reference Offer (WLR-RO), its Reference Interconnection Offer (RIO), its Reference Unbundled Offer (RUO), its Reference Broadband Offer (RBO) and finally its Reference Leased Lines Offer (RLLO). Out of these offers, the NTPC approved RIO, RUO, RBO and RLLO in April 2007 (RUO additionally updated in September 2008), RIO and RBO in June 2007, RLLO in March 2008 and WLR-RO in May 2008. The WLR-RO was published in June 2008, providing for the launch of the service in September 2008. However, the draft agreement was sent by OTE in December 2008, and the service was implemented in 2009. The retail minus price for the provision of Wholesale Line Rental was defined by resolution n. 499/92/22.10.2008.

Report on operations
at December 31, 2009

Following the review of the RBO, NTPC issued resolution no. 448/206/2007 relating to the pricing of the wholesale broadband access, on a “retail minus” basis, which was further amended in December 2007 by resolution no. 462/176/2007.

In late December 2007, the NTPC launched a public consultation for the amendment of the fixed telephony incumbent’s RUO which has led NTPC to apply some changes. The amendments concerned mainly the improvement of co-location facilities, the provision of information by OTE to the alternative operators, the amendment of the fault-management process, the extension of the deadline for the supply of inactive loops and new procedures for the submission of activation applications by customers.

In March 2009, the NTPC launched another public consultation to amend OTE’s RUO which concluded with NTPC’s decision (May 2009) to make partial amendments. This time, the amendments concerned the procedure of the on site combined appointment with OTE for fault resolution, the procedure of increase, as well as return of racks in physical co-location rooms and financial clearing, and the procedure of cost allocation in cases of room expansion of physical co-location rooms.

In late June 2009, the NTPC conducted a public consultation for the amendment of OTE’s RLLO and RPPCO (Reference of Partial Private Circuits Offer), which concluded in NTPC’s decision (August 2009). The amendments concern mainly the consolidation of the two aforementioned reference offers, the transmission links service, the coupled extension circuit service, the point-to-point circuit service and the increase of the leased line trunk nodes.

In November 2009, following the second round market analysis of Markets 4 and 5 of the revised EC Recommendation on Relevant Markets, the NTPC conducted public consultations on the revised RUO, which were concluded in December 2009 and January 2010 respectively.

OTE’s bundled offers

In February 2009, NTPC refused to approve the retail bundled offers of OTE, which had been initially submitted to NTPC for approval in October 2008. The delay in this decision of NTPC was mainly due to the fact that NTPC had requested additional information and invited OTE to a hearing in order to review the offer. The NTPC resolution no. 512/63/23.02.2009 found that the proposed offers of OTE would lead to price squeeze, while the overall effect of the offer on competition could not be assessed given that OTE did not provide the information that was requested by NTPC.

However, following a new round of hearings and analysis of additional data submitted by OTE, the NTPC concluded in its resolution (no. 531/63/16.06.2009) of approving some of OTE’s bundled offers. More specifically, the packages approved consist of provision of access to PSTN or ISDN BRA network, unlimited local and distant calls, internet broadband access and/or unlimited calls to 46 international destinations. The NTPC did not approve the inclusion to the aforementioned bundled products of the provision of 60 minutes free of charge calls to mobile destinations, on the grounds of leading to price squeeze.

In addition to the aforementioned bundled offers, the NTPC in its resolution no. 527/77/16.06.2009 approved the product “ConnX talk 24x7 60F2M and/or unlimited calls to 46 international destinations”, which includes unlimited local and distant calls and 60 minutes free of charge calls to mobile destinations and/or unlimited calls to 46 international destinations, and is combined obligingly with access to OTE’s public telephone network and ADSL broadband access.

Furthermore, according to the NTPC’s resolution no. 530/202/16.06.2009, OTE’s products “OTElite180” and “OTElite300” have also been approved. The first includes 180 minutes free of charge local and distant calls and the second 250 minutes free of charge to local and distant calls and 50 minutes free of charge to mobile destinations.

Co-location & LLU Offer

On February 18, 2009, WIND Hellas as well as other alternative operators and OTE attended a hearing before the NTPC for resolution of the issue of pricing of electrical power in physical co-location rooms. The resolution on Interim Measures no. 1598/610/19.02.09 was published on February 19, 2009 according to which all payments

Report on operations
at December 31, 2009

regarding the pricing of electrical power received until the publication of the aforementioned decision are suspended with the condition that 20% of the total amount charged is to be paid. On March 13, 2009, an amendment to the decision was published by the resolution no. 1633/610/13.03.09, which clarified that the partial suspension of payment concerns also the bills issued until the issuance of the final decision. In July 2009, the NTPC published its final decision on the case, according to which all interim measures are revoked and a new method of pricing of electrical power is defined concerning the past period for which invoices had already been issued and for the future two different models were imposed for the mid term period and long term period. OTE applied retroactively the first model stipulated in NTPC’s decision and re-invoiced the period of February 2007 until August 2009. The invoice included a total credit of €6.8 million and a charge of €2.4 million. The second method that will apply for a mid term period results to even further decrease. The amounts that have been invoiced on a monthly basis for electrical power from September to December 2009 are less than 20% of the amounts initially charged by OTE (before the issuance of NTPC’s decision) for the first months of 2009.

Currently WIND is building a case in order to challenge once more the amounts charged by OTE from February 2007 to August 2009, based on various arguments, the most important of which is that the new model which is more correct than the one retroactively applied under the NTPC’s decision, demonstrates that the past charges were excessive and do not comply with OTE’s cost-orientation obligation. Thus, the NTPC will be requested to acknowledge the ineffectiveness of its first model and to review it accordingly. In case the model is not reviewed, WIND will argue that the charges of September 2009 should be considered at the maximum that could be charged for any past month and OTE should refund WIND for any charges of past months exceeding the charges of September 2009.

Incumbent’s price control & cost accounting obligations

In April 2009, the NTPC published the resolution no. 519/56/14.04.09 on the cost accounting results regarding OTE for the year 2009 (by taking into consideration data of the year 2007). All cost-oriented rates that were lower than the ones applicable until April 2009 applied retroactively from January 1, 2009. Increased prices applied from the date of issuance of the decision in the Official Journal.

Horizontal Regulation

New National Numbering Plan

In May 2007, the new National Numbering Plan (NNP) was issued (Ministerial resolution no. 26634/924/2007 OJ issue B’ 768/2007). According to the provisions of the plan, additional secondary regulations were issued on the terms and conditions for the assignment and use of numbers and short codes under the NNP (NTPC’s resolution no. 441/121/2007). Due to the fact that numerous services (especially SMS/MMS services) must be rerouted to short codes compatible with the new numbering plan, in November 2007, NTPC decided (through resolution no. 461/059/2007) to further extend the transitional period to the new numbering scheme for the SMS/MMS short codes to May 15, 2008 (the initial deadline was December 31, 2007).

In July 2009, the NTPC launched a public consultation for the amendment of the National Numbering Plan as well as the Regulation of Assignment and Management of Numbering Resources of the NNP. The amendments concerned mainly the use of new numbering series for mobile communications, the process of assignment and repeal of numbering series, the charges of calls towards the 806, 812 and 825 numbering series, the potential of sending/receiving SMS to/from 806, 812 and 825 numbering series, the online application system and the routing prefixes. The final decision is still pending.

Transfer of Spectrum

By resolution no. 428/13/2007 (OJ issue B’ 638/2007), NTPC introduced into the Greek telecommunications market a secondary spectrum trading market that involves spectrum rights originally awarded by NTPC. By Ministerial resolution no. 39957/1650, a secondary legislation was introduced into the Greek mobile market that allows operators to resell partial spectrum rights originally awarded by NTPC, as well. For FWA licence issues, see below under “The NTPC clears the Tellas shares acquisition”.

Report on operations
at December 31, 2009

General regulations for licenses

With resolution no. 442/068/2007, the NTPC amended its former resolution no. 390/3/2006 “General Regulations for Licenses” including new obligations concerning VoIP, customer care and broadband services. In October 2007, the NTPC additionally issued, effective on January 1, 2008, a new code of conduct regarding the provision of Multimedia Services (INTERNET services, audiotext/videotext services, SMS/ PSMS/ MMS/ PMMS). Also, the NTPC issued in July 2008 effective from July 30, 2008, a new code of conduct regarding the provision of the Electronic Communications at Consumers.

The amended EC “GSM Directive” was adopted and published on October 20, 2009 (together with the relevant new Commission Decision 2009/766/EC). Member States are expected to transpose it into national law by May 9, 2010. The new Directive paves the way to the coexistence of GSM and UMTS systems in the 900 MHz and 1800 MHz frequencies band (in respect of the principle of technological neutrality), by mid 2010 throughout Europe.

Further spectrum management issues are expected with the upcoming national implementation of the EU Recommendation 2009/848/EC of October 28 on the Digital Dividend. The aim is to free and optimize the use of the spectrum released from the switch from analogue to digital terrestrial broadcasting at EU level at the latest by January 1, 2012.

Premium Services

In May 2009, the NTPC conducted a public consultation for the amendment of the Code of Conduct of Providing Multimedia Information Services which concluded in the NTPC’s decision (July 2009). The amendments concerned mainly the provision and debit of multimedia information services on subscription. In July 2009, the NTPC issued the new code of conduct for the provision of Multimedia Services (Resolution number 531/67/23-07-2009), starting as of the end of September 2009.

Domain Names

In June 2009, the NTPC conducted a public consultation on the amendment of the Regulation of Management and Assignment of Domain Names gr. The amendments concern mainly the process of changing registrars, the reasons of rejection and deletion of domain names and the potential of requesting from the NTPC or court not only the deletion but also the transfer of domain names. September 30, 2009 was the last date for submission of replies to the consultation process.

NTPC clears Tellas shares acquisition

Following the acquisition by WIND Hellas of a controlling stake (50% plus 1 share) in the sole shareholder of former legal entity Tellas, “WIND PPC Holding NV”, in October 2007, WIND Hellas succeeded becoming the majority shareholder of Tellas. The transaction was approved by the NTPC (resolution no. 462/177/14.12.2007) under the condition that within six months of approval WIND Hellas and former legal entity Tellas, which hold jointly two FWA (Fixed Wireless Access) 25GHz licenses, must either sell to or request the NTPC to recall one of them. This obligation derives from the implementation of Ministerial resolution no. 29913/1196/2006, which limits companies or groups of companies to hold only one right of use (spectrum) in the 25GHz band. In June 2008, Tellas signed an agreement with KARRE Projects Ltd for the sale of its Fixed Wireless Access license at a price of €5.25 million. The NTPC cleared the said transaction in the third quarter of 2009 by its resolution no. 530/165/2009.

Issues of consumer interest

In December 2007, the NTPC conducted a public consultation on the quality of electronic communications services. The relevant regulation, which was published in June 2008, is intended to formally inform the customers concerning the quality of the network and the services that the operators in Greece offer to subscribers. A series of service quality indices have been published on the websites of the NTPC and of WIND Hellas, in accordance with this regulation.

Report on operations
at December 31, 2009

The Hellenic Authority for the Information and Communication Security and Privacy (ADAE) issued a new Presidential Decree no. 2002/1709/2008 amending the Presidential Decree no. 2240/6.12.2006 concerning the single European emergency number 112. According to the aforementioned regulation, WIND Hellas must ensure that emergency services are able to establish the location of the person calling 112 (push procedure), in order for the relevant Public Authorities to be able to proceed immediately in the case of emergency.

In August 2009, the YME (Ministry of Transport and Communications) issued a new Law concerning the prepaid registration of mobile services (Law 3783/2009). According to the new Law the mobile operators should register all the anonymous prepaid subscribers by the end of June 2010. The data that has to be collected is: ID/Passport, Name and Surname and Address. Registration is required before activation. Current Pre-Paid Value Chain has to be re-engineered and adopted to the new ‘era’. Subscribers who have not registered after July 2010 will be disconnected.

Expected Regulations

In February 2009, the NTPC conducted a new public consultation on a draft regulation on Fees for Rights of Way. The request of the market towards the NRA has been to issue the final regulation on Fees within 2009, even if the Joint Ministerial Decision on the procedures for the award of Rights of Way has not been issued yet. NTPC issued its resolution no. 528/075/23.6.2009 that regulates the fees that public authorities enforce for awarded rights of way, however the Regulation for rights of way is still pending.

Emerging markets

Algeria

The main elements of the regulatory framework for the telecommunications sector in Algeria are embodied in the Telecom Law of August 2000 (No. 2000-03, August 5, 2000) (the “Algerian Telecommunications Law”). This statute established general rules pertaining to the organization of the sector, defined the regulatory framework for the authorization of telecommunications services and introduced changes to permit competition between private operators. The policy set out by the Algerian government is to continue to liberalize the telecommunications sector and allow competition to set price levels for the benefit of consumers, although recently the regulator has been trying to regulate retail prices.

Under the Algerian Telecommunications Law, the Algerian telecommunications market is monitored by the Ministry of Post, Information and Communications Technology (the “MTIC”), which is responsible for establishing policies, and regulated by the Autorité de Régulation de la Poste et des Télécommunications (the “ARPT”), a body established as an independent and financially autonomous regulator, which is responsible for granting telecommunication licenses and monitoring the quality of services, requested from each operator based on its respective license. The ARPT also monitors compliance with existing laws and regulations, assigns and monitors the use of frequencies, grants numbers to operators and acts as an advisor to the MTIC, in which role it assists in the preparation of new regulations relating to the development of the sector. The ARPT also settles disputes between operators in the event that the negotiations between the parties do not result in an agreement.

The ARPT requires, in principle, the parties to negotiate interconnection prices and intervenes only if there is a dispute between the parties. All interconnection agreements and interconnection offers must be approved by the ARPT prior to becoming effective.

Another body, the Competition Counsel, foreseen by the law but not active so far should be competent for competition matters although ARPT also regulates this matter.

OTA has valid interconnection agreements with the two fixed operators and the other two mobile operators in Algeria, as well as with several VoIP operators. The termination tariffs are modified annually with reference to the interconnection catalogue approved by the ARPT. A claim filed by OTA concerning the ARPT’s criteria for the approval of termination tariffs was lost.

Report on operations
at December 31, 2009

Other claims were introduced in 2007 by OTA against ARPT’s decisions requesting that OTA increase its retail prices. This is a regulatory decision not allowed by Algerian law in situations like the current one, nor is it in conformity with standard regulatory practice. However, these cases were lost.

The ARPT is currently preparing a decision to also regulate the promotions (number of promotions per year, duration of promotions, etc.)

There is currently no number portability in Algeria. The Algerian government has announced official plans to issue 3G licenses in 2008 but nothing occurred so far. OTA does not expect there will be significant demand for 3G technology in Algeria in the near future. During August 2008 a consultation procedure to show interest in 3G licenses was launched by the ARPT.

The Minister announced official freezing of the 3G developments.

The provision of domestic roaming services is not required under the Algerian Telecommunications Law. It is not permitted until operators have fulfilled their respective roll-out obligations for the first four years of their license, i.e. in 2008.

There are currently no mobile virtual network operators (“MVNO”) in Algeria and no regulation exists to provide for such operators.

Concerning the customer documentation process, the ARPT made a decision by which customers without correct identification (copy of ID) will be disconnected on October 10 and that new sales as from September 15 will be made with de-activated SIM’s, which will be activated only upon electronic communication of ID data by the sales points, to be confirmed within one month by a physical copy of same.

During March 2009, the Algerian Telecom Ministry started a consultation procedure amongst all the mobile players for a possible reform in the telecom law.

During the second quarter of 2009, ARPT heavily intervened with regards to offers and promotions of the mobile market.

During September 2009, the Djezzy interconnection catalogue 2009-2010 including some amendments was published.

Pakistan

The Pakistani telecommunications industry is regulated by the government of Pakistan, acting through the MoIT (Ministry of Information Technology) and the PTA (Pakistan Telecommunications Authority). The government of Pakistan is responsible for establishing policies relating to telecommunications. Without prejudice to the policies issued by the government of Pakistan and the provisions of the Pakistan Telecommunications Act, the PTA is responsible for regulating the telecommunications industry, including licensing, tariff regulation, arbitration of interconnection disputes, developing numbering plans and making recommendations to the federal government on policies. The Competition Commission of Pakistan (CCP) was established to regulate competition in all sectors (including Telecommunications), while the Frequency Allocation Board (the “FAB”) was set up to allocate and assign frequencies on the PTA’s recommendation.

The Telecom Deregulation Policy (July 2003) laid the foundation of an era of open and de-regulated telecom sector in Pakistan. Subsequently, a Mobile Cellular Policy (the “Cellular Policy”) and Broadband Policy were issued by the Pakistani government in 2004. The five-year life cycle of these policies is coming to an end and the MoIT is in a process of consultation with all stake holders before finalization. Mobilink has forwarded its detailed comments/suggestions on the deregulation policy. Mobilink spearheaded discussions on changes envisaged in the Deregulation Policy and sent joint industry’s recommendations to the MoIT for incorporation in the revised policy. The MoIT organized an industry forum on August 21, 2009 for discussion on various aspects of the policies.

MoIT plans to issue a combined Telecom Policy for the entire telecom sector instead of separate policies for cellular and fixed line. The new policy is planned to be finalized in 2010. MoIT has almost completed the process of hiring the consultant and hopefully work on formulation of the policy will commence soon.

Report on operations
at December 31, 2009

The Pakistan Telecommunications (Re-Organization) Act 1996 (the “Pakistan Telecommunications Act”), as recently amended and the rules made there-under, including the Pakistan Telecommunication Rules 2000 (the “Telecommunication Rules”), principally regulate mobile telecommunication networks and services in Pakistan. The objectives of the Cellular Policy and the Deregulation Policy include promoting competition, developing infrastructure and increasing investment in the telecommunications sector.

According to telecommunication rules, an operator whose share of the relevant market exceeds 25% in terms of revenue shall be presumed to have a dominant market position and categorized as Significant Market Power (SMP). Mobilink was determined in August 2004 as SMP in relation to interconnection and retail markets and consequently it is subject to increased regulation by the PTA. For instance, all SMP operators, including Mobilink, are required to seek the prior approval of the PTA before changing their tariffs, publish reference interconnection offers and implement cost accounting. The PTA initiated a consultation process again to redefine the relevant markets and determine the SMPs in the relevant markets based on the above criteria. There is a possibility that one or two more operators will be declared SMPs both in retail and interconnection markets. The PTA’s consultation process on this subject continues.

On April 13, 2007, the PTA announced that 3G licensing would be made available, and issued a draft IM for stakeholders’ comments. The spectrum for 3G licensing was made available in 7 blocks of 5 MHz. The winner of the auction had the choice to select up to a maximum of 3 blocks from the available blocks. In 2007, all operators recommended delaying the launch of 3G by 2-3 years since the market in Pakistan was not fully ripe to accommodate 3G technology. The Chairman of the PTA agreed with the operators and recommended the same to the government. In 2008, the PTA seemed determined to go ahead with the auctioning of the spectrum. A seminar on 3G was held on April 1, 2008. All operators less Telenor recommended delaying the launch of 3G or alternatively allocating 5MHz each to all operators at nominal price instead of auctioning. Telenor did not support delaying the launch but supported Mobilink’s recommendation of a nominal price. All handset vendors recommended the launch of 3G. The chairman of the PTA clarified that allocation of the spectrum at a nominal price was not possible and that frequency would be auctioned in 2008. He however agreed that the price should not be exorbitant and promised to recommend a lower price to the Government. The PTA also planned two changes in 2008 compared to the Information Memorandum (IM) published in 2007: spectrum auction open outside the three existing GSM operators instead of issuing new licenses and, availability of 30 MHz spectrum for auction instead of 35 MHz, and that each of the three auction winners would be allocated 10 MHz. The Cellular industry sent a joint letter to the Chairman of the PTA re-iterating the industry’s previous stance of uniform distribution of 5 MHz each to all operators instead of auction. Progress in relation to 3G was held up in 2008 because of certain decisions required at the MoIT, which were pending because of continuous changes in the Ministry’s staff and lack of a permanent Minister. There is also realization at government level also that it is not a suitable time to attract foreign investors in this field. CMTOs (Cellular Mobile Telephone Operators) lobbied on their part to restrict the auction process to existing cellular licensees only at an affordable price. MoIT held a meeting with all CMTOs in February 2009 to discuss times for the introduction of 3G, spectrum availability, possibility of new players participating in the auction and infrastructure sharing. Mobilink recommended delay in the launch of 3G, while Telenor recommended its early launch. The MoIT asked all operators to send individual recommendations in writing. Telenor which was previously lobbying for early launch of 3G also changed its stance and joined all other operators in recommending delay. The CMTOs carried out extensive lobbying on this account and CEOs along with Ambassadors/Diplomats of the respective embassies met senior government officials including the Minister for Investment and the new Secretary of the MoIT. Consequent to effective lobbying by CMTOs, MoIT decided to delay launch of 3G. The subject of 3G was not included in the agenda for the industry forum held at Islamabad on August 21, 2009. However, during the concluding session, the Secretary of the MoIT, Chairman of the forum, commented in response to a question on 3G that there are some issues, which need to be taken into account before deciding the modalities concerning 3G. Lack of importance was given to this subject in the forum. Currently there is no further development regarding the 3G subject.

In 2007, Mobilink participated for the first time in the USF (Universal Services Fund) bidding, and won lot 6 (Sukkur) of the USF Area on December 14, 2007. On January 15, 2008, Mobilink signed the Services and Subsidy Agreement (SSA) with USFCo (Universal Services Fund Company) for the above-mentioned lot. USFCo asked the operators for registration and submission of bids for the Pishin, Dadu, Bahawalpur and Mansehra lots. Mobilink

Report on operations
at December 31, 2009

registered and submitted bids for all the lots, but PTCL won the Pishin, Dadu and Mansehra lots and Telenor won the Bahawalpur lot. In July 2008, Mobilink registered for the additional four lots of Kallat-Mastung, Sibi, DI Khan and Mirpur Khas and won the bid for Kallat-Mastung in September, 2008. In response to the USFCo invitation for the Fibre Optics Project in un-served areas of Sind Province, Link Direct registered in October 2008, but ultimately did not submit the bid. PMCL won highest bid (PKR1.95 Billion) for the USF lot of Kalat — Mastung, but later decided not to go for this lot due to the prevailing unfavorable security situation and non availability of contractors to work in the area. We did not sign the SSA agreement with USFCo.

Mobilink registered with USFCo for the Khuzdar, Kalat and Mastung-Nushki lots. However, operators approached USFCo indicating that these lots were not commercially viable under prevailing financial conditions. USFCo withheld the auction of these lots and in order to take all registered operators on board, held an open forum to ascertain the commercial viability. In the light of operators’ suggestions, USFCo has again floated the revised tender documents for the Khuzdar, Kalat and Mastung lots with following requirements: use of Renewable Energy Solutions as a mandatory source of power for all USF sites; OPEX subsidy up to three years for backhaul services. PMCL has again registered for the Khuzdar, Kalat and Mastung lots.

Due to the prevailing security situation in the country, the issue of mobile phone customers’ documentation remained in the lime light until 2007. The MoIT issued its policy directive on January 14, 2008, based on which the PTA issued a standing operating procedure (SOP) on February 22, 2008 for implementation by the cellular operators. The PTA specified a number of measures to be taken by the operators laying down strict timelines and threatened legal action against the defaulting operators and permanent closure of defaulting franchisees. Upon the aggregate industry request, the PTA relaxed the timelines. Since April 2008, the PTA has become more aggressive in its ground checks to ascertain SOP compliance. The PTA conducted nationwide surveys in September, November and December 2008 to ascertain compliance of the PTA’s SOP. Results were unsatisfactory in the case of all operators.

Upon the directive of the GoP (Government of Pakistan), the PTA issued instructions for the sale of non-active SIMs in October 2008 with effect from February 1, 2009. It is based on sale of non active SIMs by sales channels and activation of SIMs only after successful verification of the customer through the Companies’ call centres. The purpose is to shift the responsibility for subscriber verification from franchisees/retailers to the cellular companies. Non agreement on increased verification rates by the NADRA (National Database Registration Authority) was the biggest hurdle towards implementation of the new sales procedure. The PTA used all tactics to pressurize CMTOs to accept revised NADRA rates. Issue of Show Cause Notice (SCN) to all CMTOs on the plea of non adherence to the PTA’s SOP and threats to stop sales were steps in the same direction. The CMTOs were handicapped from taking a strong joint industry stand because of the unwillingness of CM Pak, who did not want to stop sales at any cost. Once the CMTOs agreed to new NADRA rates, the PTA took a lenient view of SCN and facilitated CMTOs in implementation of new sales procedure. The new sales regime for sale of non-active SIMs was implemented successfully in February 2009. The PTA carried out joint surveys to ascertain compliance of the new procedures. The PTA was generally satisfied on the compliance of new procedures, but the main emphasis of the survey remained on physical documentation. All operators sent joint industry letters and CEOs met the Chairman of the PTA to persuade him to do away with physical documentation after the successful implementation of the new regime. The Chairman replied that he would try to get this done 3-4 months after the start of the new regime. The PTA also emphasized cleaning up of old customers’ records. This requirement gained more importance in view of the prevalent security situation in the country. To check compliance of the new system, the PTA team visited our call centre on April 15, 2009 and were completely satisfied with the working of our call centre. The PTA also carried out two ground surveys in March 2009 to ascertain compliance of new SOP by sales outlets. According to the PTA, results of all operators were unsatisfactory. Consequently, a new Show Cause Notice (SCN) was issued individually to all operators on May 13 in continuation of the previous SCN of November 25, 2008. The hearing for the case of Mobilink was held on June 19. After hearing all cases, the PTA gave all operators 25 days to improve up to July 30, 2009. Another survey was to be conducted in August and the final decision is planned to be given based on the result of new survey. However, the Legal Departments of the CMTOs opined that remaining silent on this determination would amount to pleading guilty and that the CMTOs would lose the opportunity to file an appeal against the existing procedure comprising dual requirements of online verification (through “789”) as well as paper documentation. The CMTOs agreed to go to court against the PTA’s determination. Accordingly all operators challenged

Report on operations
at December 31, 2009

the PTA’s order in the form of an appeal to the court on August 4, 2009. The plan was just to park the appeal without persuasion in order to keep the opportunity of legal remedy if required at a later stage. This has provided the industry a fair chance of negotiating with the MoIT and the PTA, particularly when, under the law, the PTA is not on solid footing. In last quarter, the legal departments of the PTA and the CMTOs interacted on the way forward to close the issue without any punitive action against the operators.

The PTA, in collaboration with the CMTOs has developed a system where a customer can find the number of connections issued on their CNIC (computerized national identity card) through SMS. This system was commercially launched in October, 2009. Since then, a large number of customers visited the customer care centres and franchisees of all CMTOs for correction of their records.

The cellular operators requested a decrease in the activation tax on sales of each mobile phone connection. However, the activation tax was not reduced in the federal budget 2008-2009. On the other hand, PKR500 as custom duty and PKR250 as regulatory duty on import of each mobile phone handsets was levied and General Sales Tax (GST) on calls also increased from 15% to 21% only for the telecom industry. The cellular industry has been considering passing on the Activation Tax to customers on sales of new connections, but could not finalize this option due to non agreement by one operator, CM Pak. The industry also considered the option of going to Court against unjust levy of Activation Tax and discriminatory increase in GST on calls in 2008, but did not take a decision in its favour because of apprehension of more negative fallout compared to expected benefits. This year CMTOs carried out their lobbying efforts more aggressively. CFOs of all CMTOs met the Chairman of the Federal Board of Revenue (FBR) in April. CEOs met the Minister for Investment, the Secretary of the MoIT, the Advisor to the Prime Minister on Finance and finally the Prime Minister. As a result of these extensive lobbying efforts, the federal budget announced in June included a reduction of Activation Tax from PKR500 to PKR250 and a reduction in General Sales Tax on calls from 21% to 19.5%. The custom duty on importation of mobile phone handsets has been reduced from PKR500 to PKR250 and the regulatory duty of PKR250 abolished. Mobilink has again started its lobbying efforts for the abolition of Activation Tax and reduction of General Sales Tax from 19.5% to 16%.

Mobilink had arranged 49 backhaul MW links in 10/11 GHz during 2008. An additional demand of 79 links was placed with the FAB. PMCL placed a demand for 305 links in 10.5 GHz and 998 links in 23 GHz in March 2010. The evaluation process and allocation of spectrum for MW links is likely to take about 12 weeks. The other issue was allocation of MW spots for our LDI WiMAX component. We are supposed to have 6 spots in 22 GHz bands, which were originally allocated to DV Com and the license subsequently bought by us. Initially, the FAB agreed to transfer these spots to LDI along with the license, but with the departure of the then ED of the FAB, this allocation was cancelled. We contested this action with the PTA and FAB. Finally as advised by the PTA, Link Direct again applied for the required spots. The PTA directed the FAB to allocate the required spectrum. The frequencies of our additional demand of 79 links have been obtained. The FAB has also allocated four channels of 28 MHz each in 22 GHz range for four telecommunication regions i.e. Karachi, Lahore, Islamabad/Rawalpindi and Faisalabad. This allocation is considered sufficient for the backhauling of WiMAX data at these locations and the problems stand resolved.

Consumer Protection Regulations — 2009 have been issued recently by the PTA, effective from July 6, 2009. They have formulated these regulations on Service Provision, Interruption & Disconnection and Commercial Practices with utmost emphasis on devising a mechanism on redress of consumer grievances. As per regulations, the CMTOs are required to publish their Code of Commercial Practice and Standard Contract of Services for the consumers’ information. The CMTOs are also required to publish their Consumer Protection Manuals which are to be included with every new sale. We have taken up the case at the industry forum with the PTA on certain points having financial implications including the media campaign. The PTA agreed to all points suggested by the operators.

On December 17, 2009, the PTA issued Show Cause Notice (SCN) to all cellular mobile operators on Quality of Service (QoS) below required standards. Since then cellular mobile operators have been taking the necessary measures in response to the PTA.

As far as Interconnection is concerned Mobile termination rates (fixed and mobile) were fixed through the PTA’s determination in May 2008 which was gradually reduced till it reached its final implementation stage in January 2010.

Report on operations
at December 31, 2009

Egypt

Law 10, issued in February 2003 (the “Egyptian Telecommunications Law”), regulates the telecommunications sector in Egypt. Among other things, such legislation stipulates that a license is needed in order to provide telecommunications services or operate a telecommunications network and sets out the terms that each license must contain. It also establishes general rules relating to the management, licensing and use of the frequency spectrum.

As part of the liberalization and reform of the Egyptian telecommunications industry, the Ministry of Communications and Information Technology (the “MCIT”) was established in October 1999 to replace the Ministry of Transport and Telecommunications. As the regulator for the telecommunications industry, the MCIT is charged with further developing and improving telecommunications infrastructure and promoting the development of an information society in Egypt. In 2003, a newly reorganized National Telecommunications Regulatory Authority (the “NTRA”) was established under the Egyptian Telecommunications Law. The NTRA has ample authority to regulate the Egyptian telecommunications industry and is mandated to improve and expand the sector’s services to high levels of technical and technological specifications in order to meet consumer needs at suitable price levels and encourage national and international investment in the sector within the framework of free competition.

Under the Egyptian Telecommunications Law, all telecommunications tariffs must be approved by the NTRA. The NTRA validates the tariffs for various telecommunications services offered by the licensees. The NTRA may elect to subsidize tariffs through a telecommunications service fund.

Although the relevant decree has not yet been implemented, it is expected that both Mobinil and Vodafone Egypt will be classified by the Egyptian competition authority as entities exercising SMP.

Licensees are required to provide interconnection between their networks by disclosing to each other the technical specifications of the services provided and either entering into an interconnection agreement ratified by the NTRA or using an existing interconnection agreement. In the case of a dispute, the NTRA is authorized to set the interconnection terms and to arbitrate between services providers. Mobinil has entered into an interconnection agreement with Telecom Egypt (for its fixed lines), as well Vodafone Egypt, and Etisalat Egypt as mobile carriers. There are currently no disputes in relation to these interconnection agreements.

After lengthy discussions and negotiations Mobile Number Portability was launched in April 2008.

The supply of domestic roaming services to competing mobile operators is not required under the Egyptian Telecommunications Law, though a domestic roaming agreement exists between the three operating mobile companies Mobinil, Vodafone Egypt and Etisalat Egypt. There are presently no MVNOs in Egypt and no regulations to enable such operators.

There are currently three 3G licenses in Egypt, the most recent acquired by Mobinil on October 17, 2007. The other two 3G licenses are held by Etisalat Egypt and Vodafone Egypt. In addition to these 3G licenses, there are two international gateway licenses, the first of which is held by Telecom Egypt for the market as a whole, while the second is held by Etisalat Egypt and is exclusive to Etisalat customers. Mobinil and Vodafone Egypt are considering obtaining the same licenses.

In March 2008, the NTRA issued a Request For Proposal for the award of a license to install and operate a second fixed telecommunication network to provide fixed telecommunication services. The NTRA postponed the submission of bid responses to July 29, 2008. Further delay is due to the fact that the three mobile operators and Telecom Egypt are currently negotiating new Interconnection Agreement terms between Mobile and fixed operators. The negotiation is currently running under the supervision of the NTRA after Telecom Egypt’s complaint to the NTRA that they were not able to reach an agreement with the mobile operators.

Ten years after the launch of commercial activities, Mobinil by the end of 2009 reached its 25 million customers.

Egypt is to invite bids for two new fixed-line licenses. The licensees will be entitled to offer cable TV, telephony and Internet access services. Bids are due by January with operations to start in 2H10. Communications Minister Tarek Kamel said that the new licensees might in the future be allowed to offer quadruple-play services,

Report on operations
at December 31, 2009

which would also include mobile. Kamel expects the licenses to bring USD1 billion of new investment to Egypt over five years. The licensees will pay 8% of their revenue to the government.

In October 2009, the NTRA announced plans to issue two new triple-play licenses. The government does not plan to charge an upfront payment for the two licences. The NTRA announced during December 09 that bids for the licences will be due by March 15, 2010, while it also revealed that 18 interested parties had purchased bid documents

This license will entitle the licensee to install and operate telecommunication networks in closed compounds where the total number of the units in each Closed Compound is from fifty (50) to ten thousand (10,000) units and its total area is at least four (4) Feddans. The licensee term is fifteen (15) years and shall abide by the telecommunication law No. 10 of 2003 in all its provisions.

Within the framework of free competition, the NTRA Board of Directors agreed to offer the promotional offers and pricing for free the three mobile Operators starting from January 1, 2010.

Tunisia

In Tunisia there is one fixed voice license held by Tunisie Telecom, two fixed data licenses held by Tunisie Telecom and Divona Telecom (TT is the only operating company), two GSM licences held by Tunisie Telecom and Tunisiana, and two fixed WiMAX licenses (Standard 802.16d, fixed WIMAX version) over the 3.5GhZ spectrum held by Tunisie Telecom and Divona Telecom. There was no tender for these licenses, which were granted to companies who already had fixed data licenses.

The procedure for issuing a 3rd license was launched in December 2008. Key issues:

•	the License is “Technologically Neutral”, i.e. deployment of different fixed and mobile network technologies is possible (VoIP, WiMax, 3G, HSDPA, LTE, etc.);

•	duration of 15 years, which can be extended for subsequent durations of 10 years upon the operator’s request;

•	operation shall start on January 1, 2010;

•	no other fixed license will be issued before January 2013;

•	3G licenses for existing operators will be issued approximately a year after the start of the 3G operation of the third entrant.

During June 2009, the France Telecom-Orange and Divona consortium was declared a winner of the 15-year fixed and mobile phone license in Tunisia after submitting €137.65 million. France Telecom-Orange will own 49% of the joint venture, the remaining 51% to be held by Divona.

Consequently, the Regulator (NTT) is currently initiating national roaming, site sharing and collocation obligations.

Orange Tunisie (third operator) is expected to start its commercial launch in May 2010.

As far as interconnection is concerned, OTT and Tunisie Telecom have been engaged in the interconnection negotiation for the year 2009. The interconnection catalogue 2009 was closed by the end of February 2009.

The INT issued a tender to designate auditors for analytical accounting for both Tunisiana and Tunisie Telecom; the period of the audit is expected to take around 2 years.

The INT issued decision N°41 on October 2, 2009 declaring that National Roaming is subject to commercial negotiations.

Report on operations
at December 31, 2009

Bangladesh

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the Bangladesh Telecommunication Act 2001. This Act establishes rules relating to the supply of telecommunications services.

The Bangladesh telecommunications market is primarily regulated by the Bangladesh Telecommunications Regulatory Commission (“BTRC”), which was established in 2001 as a statutory body to be independent from the Ministry of Post and Telecommunications. The BTRC regulates the provision of telecommunications services and is responsible for granting and renewing licenses. The BTRC consists of five commissioners appointed by the government of Bangladesh. The principal functions and duties of the BTRC include issuing licenses for telecommunications systems and services, regulating telecommunication activities and supervising telecommunication licensees.

The Bangladesh Telecommunications Regulatory Commission handed over licenses for three international gateways, two interconnection exchanges and the only international internet gateway to the representatives of the six companies.

As far as ICX interconnection is concerned, OTBL has signed a bilateral interconnection agreement with M & H and GETC in November 2009.

In a recent development, the Telecom Act Amendment 2008 has provisionally been accepted by the parliament and shall be placed as a bill in the current parliament.

BTRC had requested all operators to prepare for the establishment of a CDR analyzer. A meeting was held at BTRC with the AMTOB members on July 7, 2009 where mobile operators categorically said that they are not in a position to finance the project of placing a CDR analyzer. However, if BTRC is willing to deploy the CDR analyzer or even the O & M terminal, mobile operators will extend necessary connectivity to the CDR analyzer/O & M Terminal. BTRC has requested the AMTOB to record the details of the connectivity submitted by August 8, 2009.

Bangladesh Police called for a meeting with all operators on November 16, 2009 stating that they are in process of setting up a mobile traffic monitoring center at the Police HQ.

BTRC examined the IP Telephony License and many of the ISPs submitted their application on May 31, 2009. BTRC has handed over 13 IP Telephony Licenses. It was also mentioned that connectivity must be established through ICX.

A meeting was held at the Ministry of Internal Affairs in the presence of the Minister, Heads of all law enforcing agencies and the CEOs of the operators with a view to curb extortion through mobile phones. BTRC had appointed a Consultancy Group for preparing guidelines of “Technical Standardization, QoS and Performance Monitoring” with consultative process. The QoS benchmarks have been posted on the BTRC website for public consultation before finalization of the same. Some level of development is expected in the early part of 2010.

On September 27, 2009, BTRC arranged for a Workshop and discussion for Unified licensing guidelines, whereby concerned officials were present. Accordingly by virtue of the AMTOB platform, further recommendation and comments would be provided to BTRC. A second seminar was held by the consultants in December, 2009 and BTRC is awaiting input from all operators on the same for the finalization. Multilateral meetings are on the way under the AMTOB platform.

Grameenphone has announced that its shares will be listed on the Dhaka and Chittagong stock exchanges in the first week of October. The company has been seeking a stock market listing for over a year, and now aims to raise around USD68 million from the floatation. Following the floatation, Telenor will hold 55.8% of the company, while Grameen Telecom will own 34.2%. GP’s IPO debuted the bourse with 5 times over subscription and made a huge wave in the capital market, slowly becoming the market mover. Bharti Airtel has declared to invest USD300 million in Abou Dhabi Group owned by Warid Telecom in Bangladesh.

BTRC awarded three WiMAX licenses by the end of September in a bid to reduce the digital divide and to revive the country’s internet broadband market. Augere launched the first WiMax for Dhaka in October, immediately followed by Banglalion in December.

Report on operations
at December 31, 2009

MAIN PENDING LEGAL PROCEEDINGS AT DECEMBER 31, 2009

For information about main pending legal proceedings at December 31, 2009, please refer to paragraph 40 of the Notes to the Consolidated financial statements.

CONSOLIDATED FINANCIAL AND PERFORMANCE DATA

Earnings performance of the Weather Group in 2009

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Revenue	10,143	10,176	(33)	(0.3)%
Other revenue	193	236	(43)	(18.2)%

Total revenue	10,336	10,412	(76)	(0.7)%

Purchases and services	(5,366)	(5,378)	12	(0.2)%
Other operating costs	(392)	(340)	(52)	15.3%
Personnel expenses	(706)	(666)	(40)	6.0%

EBITDA	3,872	4,028	(156)	(3.9)%

Depreciation and amortization	(1,872)	(1,910)	38	(2.0)%
Reversal of impairment losses/(impairment losses) on non-current assets	(1,583)	(33)	(1,550)	n.m.
Gains (losses) on disposal of non-current assets	(3)	56	(59)	(105.4)%

Operating result	414	2,141	(1,727)	(80.7)%

Finance income	1,492	243	1,249	n.m.
Finance expense	(1,906)	(1,737)	(169)	9.7%
Share of profit (losses) of equity accounted investees	(34)	(2)	(32)	n.m.
Foreign exchange gains (losses), net	18	(247)	265	(107.3)%

Profit (loss) before tax	(16)	398	(414)	(104.0)%

Income tax	(495)	(251)	(244)	97.2%

Profit (loss) from continuing operations	(511)	147	(658)	n.m.

Profit (Loss) from discontinued operations	0	0	0	0%

Profit (loss) for the year	(511)	147	(658)	n.m.

Non-controlling interests	155	191	(36)	(18.8)%

Profit (loss) for the year attributable to owners of the parent	(666)	(44)	(622)	n.m.

Earnings per share (in euro)	(0.97)	(0.08)	(0.89)	n.m.
Basic
Continuing operations	(0.97)	(0.08)	(0.89)	n.m.
Discontinued operations	0.00	0.00	0.00	n.m.

Report on operations
at December 31, 2009

Revenue

Revenue decreased by €33 million compared with 2008.

The following table provides details of this item and changes with respect to 2008:

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Revenue from sale	358	337	21	6.2%

Revenue from services:
— Telephone services	7,579	7,371	208	2.8%
— Interconnection traffic	1,825	2,089	(264)	(12.6)%
— International roaming	181	215	(34)	(15.8)%
— Judicial authorities services	9	9	0	0.0%
— Other revenue from services	190	131	59	45.0%
— Construction contract	1	24	(23)	(95.8)%

Total revenue from services	9,785	9,839	(54)	(0.5)%

Total	10,143	10,176	(33)	(0.3)%

The decrease of €33 million is mainly driven by the negative growth in Wind Hellas (-15.7%), the stable performance in Euro of OTH Group (+0.24%), offset by a positive performance of Wind Group (+4.7% with an increase in the mobile and fixed segments).

In particular, the increase in revenue from telephone services achieved by the Wind Group (€224 million) is essentially attributable to a growth in both the mobile and fixed-line segments. Mobile revenue rose for both voice and data services as a consequence of a growth in the customer base, driven by the consumer segment. The rise in fixed-line revenue is mainly the result of growth in the customer base which, also due to tariff policies, resulted in an increase in revenue from fixed charges and contributions for both voice and internet data services. Starting from January 1, 2009, revenue does not include traffic towards content providers holding non-geographic numbers, since, starting from that date, the Group only provides the handling and transport services for these calls.

In the OTH Group, the rise of €78 million in telephone service revenue, compared to the previous year, is attributable mainly to positive performance of the subsidiaries Mobinil, Banglalink, Telecel Globe and CHEO Technology JV Company (operating as Koryolink). This increase has been offset by the exclusion from the consolidation scope of the two subsidiaries Oraslnvest and M-Link (the latter has been included in the Wind Group consolidation scope), the devaluation of the currency in Algeria, Pakistan and Tunisia, leading to a stable revenue trend in euro.

The considerable decline in Wind Hellas telephone service revenue (-€92 million over 2008) is mainly due to mobile contract and prepaid outgoing revenue decline.

The decrease in revenue from interconnection traffic (-€264 million over 2008), is mainly due to:

•	lower termination revenue from the mobile and fixed network caused by the reduction in unit charges, which was only partially offset by an increase in incoming fixed, mobile and wholesale traffic;

•	the decrease in interconnection revenue from narrowband internet traffic following a general shift in the direction of broadband technology;

•	a reduction in tariffs for national interconnection revenue arising from voice, SMS and MMS value added services only partially offset by the increase in the volumes of SMS value added services.

The decrease in revenue from international roaming is due to the general reduction in roaming tariffs on international markets and a reduction of the voice component of roaming volumes, decreases which were not sufficiently offset by the increase in the volumes of the data component.

Report on operations
at December 31, 2009

Operating costs

2009 operating costs amounted to €6,464 million (€6,384 million in 2008).

Purchases and services

The following table provides details of this item and changes with respect to 2008:

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Interconnection traffic	2,073	2,266	(193)	(8.5)%
Purchases of raw materials,consumables, supplies and goods	516	515	1	0.2%
Customer acquisition costs	398	393	5	1.3%
Lease of local access network	365	292	73	25.0%
Lease of civil and technical sites	334	304	30	9.9%
Maintenance and repair	324	273	51	18.7%
Advertising and promotional services	318	340	(22)	(6.5)%
Utilities	179	174	5	2.9%
Consultancies and professional services	166	111	55	49.5%
Outsourced services	143	150	(7)	(4.7)%
Lease of telecommunication circuits	135	121	14	11.6%
Other leases and use of third party assets	81	78	3	3.8%
National and international roaming	46	50	(4)	(8.0)%
Bank and postal charges	30	33	(3)	(9.1)%
Transport and storage costs	17	18	(1)	(5.6)%
Variation in inventories	(11)	9	(20)	n.m.
Other services	252	251	1	0.4%

Total	5,366	5,378	(12)	(0.2)%

The change in Purchases and services is mainly attributable to increased charges for leases, mainly relating to the lease of the local network which rose as a consequence of the increase in the number of LLU customers, and of civil and technical sites which increased as a consequence of the increase in the equipment and the number of technical sites required for the improvement of the mobile network.

Increase in “Consultancies and professional services”, mainly due to the one-off expenses related to the restructuring of Greek Group, and increase in “Maintenance and repair” costs due to the higher volume of mobile equipment installed by Group companies.

These changes are partly offset by a decrease in “Interconnection traffic” costs, as a result of the decrease in fixed and mobile termination tariffs, despite the increase in national and international fixed and mobile retail traffic volumes, and a decrease in “Advertising and promotional services” costs as the result of a decrease in advertising and marketing activities, mainly relating to OTH and Wind Hellas.

Other operating costs

The increase in Other operating costs, amounted to €52 million, is due principally to the increase in the write-down of trade receivables and current assets as the result of collection performance. This increase was partially offset by the significant reduction in the gifts given by the OTH Group.

The balance includes unusual items, amounting to €9 million, related to the damage incurred by the Algerian mobile operator. Following the football match Egypt/Algeria, disputed in Cairo during the month of November 2009, riots impacted OTA and Ring premises (offices, shops, warehouses) causing damage as well as thefts of

Report on operations
at December 31, 2009

handset and SIM and scratch card stocks. The amount of damage is approximately equal to €13 million partially offset by an insurance policy for an amount equal to €4 million.

Personnel expenses

Personnel expenses amounted to €706 million in 2009, an increase of €40 million compared to 2008. The main reason for this increasing trend is the higher number of employees (+791 units) mainly coming from OTH and WIND, partially offset by a decrease in Wind Hellas.

EBITDA

Weather Group’s operating income before depreciation and amortization, impairment losses and reversal of impairment losses on non-current assets, gains and losses on disposal of non-current assets (EBITDA) came to €3,872 million in 2009, representing a decrease of €156 million, or 3.8%, over 2008 due to the combined effect of the decrease in revenue and the net increase in operating costs (€80 million).

Operating income

Operating income for 2009 came to €414 million, a decrease of €1,727 million over 2008 mainly due to the impairment losses equal to €1,521 million, recognised following the impairment test performed on goodwill relating to the acquisition of the Hellas Group and €38 million relating to licenses, trademarks and the customer list of the Wind Hellas Group, as further detailed in note 1.1 on the Notes.

The decrease in “Depreciation and amortization” (-€38 million), mainly due to the completion of amortization and depreciation of Wind Group assets acquired in previous years together with the lengthening of the amortization period of the UMTS license as a result of the decision taken by the Ministry for Economic Development to grant an eight year extension to the license term (to December 31, 2029). This extension led to a decrease of €49 million in the amortization and depreciation charge for the year. This will also lead to an annual positive effect of €49 million on the results and equity until 2021, at gross of tax effect, subsequently counter-balanced by an annual negative effect of €80 million until 2029, relating to the amortization and depreciation of the year

Moreover, the decrease is attributable to the Customer List of Wind Group as a result of the restatement by the management of the criteria used to estimate its useful economic life involving the extension of the amortization period from 2015 to 2020 (lower amortization for €43 million). This will also lead to an annual positive effect of €43 million on the results and equity until 2015, at gross of tax effect, subsequently counter-balanced by an annual negative effect of €53 million until 2020.

These decreases were partly offset by the significant investments made by companies of the OTH Group for the expansion and the modernization of their telecommunications networks.

The Operating income also includes the effect related to the recent vandalism that took place after the football match Egypt/Algeria, which hit OTA’s headquarters, several of its retail outlets, some of its technical sites, as well as Ring’s shop furniture and equipments, caused significant damage to the companies’ operations. The amount of damage on OTA and Ring fixed assets is approximately equal to €17 million. An amount approximately equal to €6 million will be covered by the insurance company.

Net finance expense

In 2009, Net finance expense came to €414 million (€1,494 million in 2008).

The net increase in Finance income of €1,.249 million was mainly due to:

•	gain of €1,224 million from the deconsolidation of Hellas II SCA;

•	income of €81 million resulting from the repurchase, through Turtle Finance SP 1 SA and Turtle Finance SP 2 SA (now Weather Finance I Sarl and Weather Finance II Sarl, respectively), and subsequent extinguishment by confusion, of the share of the Pik loan held by the subsidiary Wind Acquisition Holdings Finance SA having a nominal amount of €255 million;

Report on operations
at December 31, 2009

•	income of about €16 million (including the negative effect of about €7 million arising from the closing of the related derivative hedging agreements) related to the repurchase, by PMCL, of notes at a price of USD730 (€507) for each USD1,000 of nominal amount (€694), thereby reducing its debt by USD138 million (€96 million) by making a payment of USD101 million (€70 million);

•	income of €14 million resulting from the repurchase for €1 million and subsequent extinguishment by confusion of the share of the Unsecured PIK Notes held by the subsidiary Hellas Telecommunications Finance SCA having a nominal amount of €15 million;

•	income of €10 million relating to interest accrued on the amounts unduly paid by the subsidiary Wind Telecomunicazioni SpA and by Infostrada SpA as a Turnover Contribution (Law no. 448/1998), for which a refund has been requested through two notices to pay served on March 31, 2009.

These positive effects are partially offset by the decrease in the fair value gain on non hedging derivatives of about €70 million and lower interest on bank accounts of €19 million.

The net increase in Finance expense of €169 million was mainly due to:

•	the increase of €300 million in interest expense on bonds, mainly due to the effect of the placing by the Luxembourg subsidiary Wind Acquisition Finance SA on July 13, 2009 of the new bond maturing in 2017 which consists of two separate tranches of €1,250 million and USD2,000 million and bears a coupon of 11.75% and the effect of the finance expense related to the Guaranteed Secured Exchangeable Bond, repaid in advance by the subsidiary Weather Capital Finance in September 2009. The increase is additionally due to the interest payable on the index-linked bond issued by the subsidiary OTH in February 2009;

•	the negative effects from derivative contracts of €123 million relates mainly to the expense resulting from the measurement at fair value of them including the full impairment of Klarolux derivatives (€28 million);

•	the interest increase of €77 million on financial payables relates to the long-term amount due to shareholders represented by class B — C — D and E shares (with the exception of the majority shareholder Weather Investments II Sàrl which has specifically waived all the rights attributed to its class C shares);

•	other finance expense, increased by €123 million, mainly due to: €44 million of interest on the derivative contracts of Hellas Group; €36 million of consent fees to notes holders paid by WF Group; €19 million of losses deriving from the sale of OTH shares, and €10 million of fees for the early repayment of financial liabilities.

These negative effects are partially offset by a decrease in interest on bank loans (approximately €460 million) mainly due to:

•	the lower interest arising from the Senior Credit Agreement, relating to the subsidiary Wind Telecomunicazioni SpA following a repayment of €412 million made at the end of 2008, the contractually provided reduction of the spread applicable to tranches A and B of the same financing and the decrease in the average Euribor rate applicable to the unhedged portion of debt;

•	the total repayment of the Pik Loan by Wind Acquisition Holdings Finance SA, in July 2009 (€385 million) and the partial repayment of the Collateralized Notes of Weather Capital Special Purpose I SA occurred in 2008 (€80 million).

Share of profit (loss) of equity accounted investees

The share of profit (loss) of equity accounted investees amounted to €34 million in 2009 (€2 million in 2008), representing the share of the loss attributable to the group arising from the investment of OTH in the Canadian company Globalive.

Income tax

The change of the year in current taxes, increased by €186 million, is mainly due to an increase in Wind Group’s taxable income of the year and the utilization of deferred tax assets in 2008 (which were unrecognized or

Report on operations
at December 31, 2009

written down in prior years), the negative effect on OTH Group of the introduction in of a minimum tax of 0.5% of revenue together with a tax provision in Algeria of USD50 million (equal to €35 million) connected with the tax notification from the Algerian Direction des Grandes Entreprises in respect of the years 2005-2007.

Loss for the year attributable to owners of the Parent

2009 closed with a loss of €666 million, compared to a loss of €44 million in 2008. This negative change, notwithstanding the positive trend in operating income, is mainly due to the impairment losses equal to €1,521 million, recognised following the impairment test performed on goodwill relating to the acquisition of the Hellas Group and €38 million relating to licenses, trademarks and the customer list of Wind Hellas Group, partially offset by the gain of €1,224 million arising from the deconsolidation of Hellas II, that entered a pre-pack administration procedure on November 2009, higher finance expense for €169 million and higher income tax for €244 million. For further details please refer to paragraphs 32 and 35 of the notes to the Consolidated Financial Statements.

Statement of consolidated financial position at December 31, 2009

	At December 31,	At December 31,	Change
	2009	2008	Amount	%
		(Millions of euro)

Assets
Property, plant and equipment	7,577	7,720	(143)	(1.9)%
Intangible assets	10,488	12,269	(1,781)	(14.5)%
Financial assets	866	517	349	67.5%
Deferred tax assets	466	588	(122)	(20.7)%

Total non-current assets	19,397	21,094	(1,697)	(8.0)%

Inventories	77	101	(24)	(23.8)%
Trade receivables	1,796	1,738	58	3.3%
Financial assets	111	124	(13)	(10.5)%
Current tax assets	104	98	6	6.1%
Other receivables	519	580	(61)	(10.5)%
Cash and cash equivalents	1,733	1,196	537	44.9%
Non current assets held for sale	78	1	77	n.m.

Total current assets	4,418	3,838	580	15.1%

Total assets	23,815	24,932	(1,117)	(4.5)%

Equity and Liabilities
Equity
Issued capital	565	503	62	12.3%
Share premium	3,295	3,196	99	3.1%
Legal reserve	118	117	1	0.9%
Reserves and Retained earnings or losses carried forward	(4,461)	(3,519)	(942)	26.8%

Equity attributable to owners of the parent	(483)	297	(780)	n.m.

Non-controlling interests	290	219	71	32.4%

Total Equity	(193)	516	(709)	n.m.

Report on operations
at December 31, 2009

	At December 31,	At December 31,	Change
	2009	2008	Amount	%
		(Millions of euro)

Liabilities
Financial liabilities	16,825	17,697	(872)	(4.9)%
Employee benefits	68	69	(1)	(1.4)%
Provisions	215	189	26	13.8%
Other non-current liabilities	78	161	(83)	(51.6)%
Deferred tax liabilities	1,112	1,217	(105)	(8.6)%

Total non-current liabilities	18,298	19,333	(1,035)	(5.4)%

Financial liabilities	1,343	747	596	79.8%
Trade payables	2,926	2,935	(9)	(0.3)%
Other payables	1,255	1,109	146	13.2%
Tax payables	148	292	(144)	(49.3)%
Liabilities directly associated with non-current assets classified as held for sale	38	0	38	n.m

Total current liabilities	5,710	5,083	627	12.3%

Total liabilities	24,008	24,416	(408)	(1.7)%

Total Equity and Liabilities	23,815	24,932	(1,117)	(4.5)%

Non-current assets

Non-current assets amounted to €19,397 million, a decrease of €1,697 million over December 31, 2008.

Property, plant and equipment amounted to €7,577 million, down €143 million compared with December 31, 2008, mainly as the result of depreciation (€1,367 million), negative changes in the foreign exchange rate between the euro and the currencies of emerging countries (€212 million) and the effect of reclassifying certain assets as held for sale (€33 million). This decrease was partially offset by new investments for the year (€1,518 million) and the inclusion in the consolidation scope of the new mobile operator in Namibia (€23 million).

Intangible assets amounted to €10,488 million, a decrease of €1,781 million over December 31, 2008, mainly due to the impairment loss of €1,571 million, of which €1,521 million refers to the goodwill acquired on the purchase of the Hellas Group and €38 million relating to licenses, trademarks and customer list of the Wind Hellas Group, amortization for the year of €505 million, the negative effect of exchange differences amounting to €52 million, the effect of reclassifying certain assets as held for sale amounting to €21 million and the disposal of the year equal to €5 million. These decreases were partially offset mainly by the acquisitions of the year amounting to €286 million, change in scope of consolidation of €76 million, in particular in connection with the goodwill recognized on the inclusion of the new mobile operator in Namibia within the OTH Group (€31 million) and the inclusion of Phone Sri in the Wind Group (€29 million) and other movements and write-up of €11 million.

Non current financial assets amounted to €866 million, an increase of €349 million over December 31, 2008 mainly due to an increase of €159 million in the shareholders’ loan granted by OTH to Globalive now amounting to €448 million, an increase of €7 million in the shareholders’ loan granted by OTH to North Korean subsidiary CHEO now amounting to €17 million, an increase of €145 million in fair value of derivative financial instruments and the deferment of hedging costs, equal to €46 million, incurred by WAHF following the issuance of the new bond maturing in 2017.

Current assets

Current assets amounted to €4,418 million at December 31, 2009, an increase of €580 million over December 31, 2008.

Report on operations
at December 31, 2009

The change is mainly due to the increase in Cash and cash equivalents, equal to €537 million, following the inclusion of €266 million (USD383 million) representing the undistributed dividends at Orascom Telecom Algeria and Mobinil (USD243 million) and the remaining agreed amount not to be repatriated until the Algerian tax authority “DGE” issue a clearance certificate in relation to the tax position of OTA (USD140 million).

Other receivables decreased by a net amount of €61 million during the year mainly due to the collection of outstanding amounts equal to €52 million related to the residual amount of the Iraqna receivable and €45 million related to the residual amount of the Orasinvest receivable. This decrease was partially offset by an increase in receivables due from tax authorities, equal to €108 million, mainly related to amounts paid by the subsidiary to the Algerian tax authorities and regarding the OTA dispute. For further details please refer to the “Subsequent events” paragraph.

Equity

Equity at December 31, 2009 consisted of a deficit of €193 million; of this balance, €483 million is attributable to owners of the Parent and €290 million (positive) to non-controlling interests. The negative balance is mainly a reflection of the loss for the year.

Net financial indebtedness

Net financial indebtedness amounted to €15,516 million, a decrease of €1,122 million compared to December 31, 2008.

The following table shows the composition of net financial indebtedness at December 31, 2009, and the changes with respect to December 31, 2008.

	December 31,	December 31,	Change
Net Financial Indebtedness	2009	2008	Amount	%
	(Millions of euros)

FINANCIAL LIABILITIES
Non-current financial liabilities
Bonds	7,014	5,610	1,404	25.0%
Financing from shareholders	1,268	1,139	129	11.3%
Financing from banks	8,065	10,695	(2,630)	(24.6)%
Financing from other lenders	15	20	(5)	(25.0)%
Derivative financial instruments	463	233	230	98.7%
Current financial liabilities
Bonds	230	126	104	82.5%
Financing from banks	912	495	417	84.2%
Financing from other lenders	24	25	(1)	(4.0)%
Derivative financial instruments	176	100	76	76.0%
TOTAL GROSS FINANCIAL INDEBTEDNESS(A)	18,167	18,443	(276)	(1.5)%

FINANCIAL ASSETS
Non-current financial assets
Bank deposits	28	31	(3)	(9.7)%
Financial receivables	505	299	206	68.9%
Derivative financial instruments	305	160	145	90.6%
Current financial assets
Bank deposits	10	60	(50)	(83.3)%
Financial receivables	38	16	22	137.5%
Derivative financial instruments	32	43	(11)	(25.6)%
Cash and cash equivalents	1,733	1,196	537	44.9%
TOTAL FINANCIAL ASSETS(B)	2,651	1,805	846	46.9%

NET FINANCIAL INDEBTEDNESS(A-B)	15,516	16,638	(1,122)	(6.7)%

Report on operations
at December 31, 2009

The increase in bonds is mainly due to a new index-linked bond for USD230 million (approximately €171 million) issued by OTH, a new High Yield bond issued by the subsidiary Wind Acquisition Finance SA in two separate tranches of €1,250 million and USD2,000 million (approximately €1,431 million), a new High Yield bond issued by the subsidiary Wind Acquisition Holdings Finance SA in two separate tranches of €325 million and USD625 million (approximately €434 million), partially offset by the repayment of the Guaranteed Secured Exchangeable bond issued by Weather Capital Finance SA having a nominal amount of €825 million, the positive conclusion during the second quarter of 2009, of the tender offer launched by the subsidiary PMCL to repurchase a portion of the Senior Notes reducing its debt of USD138 million (approximately €96 million) and deconsolidation of the €960 million and USD275 million of unsecured subordinated notes, having a total carrying amount of €1,141 million, following the admission of Hellas II into a pre-pack administration procedure on November 2009.

The decrease in financing from banks is mainly due to the advanced repayment, in July 2009, of the outstanding PIK Loan issued by Wind Acquisition Holdings Finance SpA in the amount of €2,289 million which followed the repurchase, in March 2009, of part of it, through Turtle Finance SP 1 SA e Turtle Finance SP 2 SA (now Weather Finance I Sarl and Weather Finance II Sarl, respectively), for a nominal amount of €255 million.

The fact that Hellas II has entered into a pre-pack administration procedure has also triggered a default event for the Unsecured PIK Notes, having a nominal amount equal to €200 million, that are held by Hellas Telecommunications Finance SCA. Considering the Greek Group’s financial difficulties, it is taking the necessary steps to place Hellas Telecommunications Finance SCA, the holder of the Unsecured PIK Notes liability, and Hellas I, the guarantor of the Unsecured PIK Notes, into bankruptcy in Luxembourg. As a consequence of such default, the non-current portion amounting to €250 million of the Unsecured PIK Notes has been reclassified under current financial liabilities.

It should be noted that, according to the debt restructuring, also a portion of the Revolving Credit Facility equal to €35 million has been reclassified under current financial liabilities.

Consolidated cash flow statement

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Cash flows from operating activities
Profit (Loss) from continuing operations	(511)	147	(658)	n.m.
Adjustments to reconcile the profit/(loss) for the year with the cash flows from/(used in) operating activities
Depreciation, amortization and impairment losses (reversal of impairment Losses) on non-current assets	3,455	1,943	1,512	77.8%
Deconsolidation of Hellas Telecommunications II SCA	(1,224)	0	(1,224)	n.m.
(Gains) losses from repurchase of financial liabilities	(122)	0	(122)	n.m.
Exchange rate differences	202	461	(259)	(56.2)%
Net change in provisions and employee benefits	24	(23)	47	n.m.
(Gains) Losses on disposal of non-current assets	3	(56)	59	(105.4)%
Changes in current assets	159	(102)	261	n.m.
Changes in current liabilities	17	(172)	189	(109.9)%

Net cash from (used in) operating activities	2,003	2,198	(195)	(8.9)%

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,518)	(1,889)	371	(19.6)%
Proceeds from sale of property, plant and equipment	33	87	(54)	(62.1)%
Acquisition of intangible assets	(286)	(419)	133	(31.7)%
Acquisition of investments in Group companies from minority shareholders	71	(879)	950	(108.1)%
Advances and loans made to associates and other parties	(166)	(300)	134	(44.7)%
(Acquisition)/Disposal of financial assets	(48)	(88)	40	(45.5)%
Proceeds from sale of financial assets	0	1,419	(1,419)	(100.0)%

Net cash from (used in) investing activities	(1,914)	(2,069)	155	(7.5)%

Report on operations
at December 31, 2009

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Cash flows from financing activities
Changes in loans and bank facilities	529	(320)	849	n.m.
Proceeds from capital increase	10	426	(416)	(97.7)%
Repurchase of warrants	0	(4)	4	(100.0)%
Dividends paid	(52)	(267)	215	(80.5)%
Changes in other financial assets and liabilities	(39)	(21)	(18)	85.7%

Net cash from (used in) financing activities	448	(186)	634	n.m.

Net cash flows for the year	537	(57)	594	n.m.

Cash and cash equivalents at the beginning of the year	1,196	1,254	(58)	(4.6)%
Cash and cash equivalents of discontinued operations	0	(1)	1	(100.0)%

Cash and cash equivalents at the end of the year	1,733	1,196	537	44.9%

Cash flows from operating activities amounted to €2,003 million in 2009, a decrease of €195 million over 2008 mainly due to the negative performance of certain subsidiaries of the group.

Investing activities used cash for a total amount of €1,914 million compared to cash of €2,069 million used in 2008. The latter includes the effect of the sale, by OTH, of its remaining stake in HTIL, which led to proceeds of €629 million in 2008, the collection of the receivable arising on the sale of Iraqna, which led to the receipt of two installments of €683 million and the collection of the receivable arising on the sale of Orasinvest of €64 million. The investing activity of the year used cash for the acquisition of property, plant and equipment primarily as the result of the expansion of their telecommunications networks by the Group’s operating companies (in particular the more significant investments relate to the following companies of OTH Group: Mobinil in Egypt, PMCL in Pakistan, Banglalink in Bangladesh and OTA in Algeria); the cash used for the acquisition of intangible assets mainly relate to the acquisition, by Wind, of an additional 5 Mhz in the 2100 MHz band.

As of December 31, 2009, the amount related to loans made to associates, equal to €166 million, has been classified from financing activities to investing activities, in accordance with IAS 7, paragraph 16 (e), consequently, the corresponding amount related to December 31, 2008, equal to €300 million, has been reclassified. In addition, the acquisitions of the year, attributable to the mobile operator in Namibia and Phone srl, required the use of cash of €48 million.

Net cash from financing activities amounted to €448 million compared to outflows of €186 million in 2008.

In addition, the cash inflow for the year is mostly due to the placement of a new bond by the subsidiary Wind Telecomunicazioni SpA having a carrying amount of €2,693 million, the new bond issued by the subsidiary Wind Acquisition Holdings Finance Sa having a carrying amount of €767 million and the new bond issued by the subsidiary OTH having a carrying amount of €176 million. The cash outflow for the year mainly relates to the early repayment of the Pik Loan Agreement by Wind Acquisition Holdings Finance SA for the amount of €2,289 million, the repayment of the Guaranteed Secured Exchangeable Bond by the subsidiary Weather Capital Finance SA for the amount of €832 million and the repayment made by PMCL of €70 million for its senior notes. OTH paid dividends to shareholders for an amount of €52 million; Weather received cash from shareholders for an amount of €10 million following the capital increase resolved in January 2009.

Report on operations
at December 31, 2009

SUMMARIZED FINANCIAL STATEMENTS OF THE PARENT WEATHER INVESTMENTS SPA

The income statement and statement of financial position figures below relate to the separate financial statements of the Parent Weather Investments SpA as of and for the year ended December 31, 2009, prepared in accordance with the provisions of the Italian Civil Code governing financial statements (Articles 2423 et seq.), as interpreted and supplemented by the accounting standards issued by the national councils of the Italian accounting profession setter (the Consiglio Nazionali dei Dottori Commercialisti e dei Ragionieri), and modified by the Italian Accounting Board (the Organismo Italiano di Contabilità — OIC), and by literature issued by the OIC.

Summarized income statement for the year ended December 31, 2009

	2009	2008
	12 Months	12 Months
	(Millions of euro)

Value of production	11	14
Operating loss	(41)	(16)
Net finance income (expense)	(189)	27
Profit (Loss) before taxes	(829)	8
Profit (Loss) for the year	(746)	3

Summarized statement of financial position at December 31, 2009

	At December 31,	At December 31,
	2009	2008
	(Millions of euro)

Total assets	6,255	6,168
Equity	5,152	5,887
Total liabilities	1,103	281

For the comments on the operating and financial performance of Weather Investments SpA, please refer to the notes to the financial statements of the Company.

SUBSEQUENT EVENTS

OTH Group

On March 7, 2010 Orascom Telecom Holding announces that its Algerian subsidiary Orascom Telecom Algérie (“OTA”) received a rejection on its submitted administrative appeal (réclamation contentieuse) filed on December 27, 2009 against the notice of assessment dated 16 November 2009 received from the Algerian Direction des Grandes Entreprises (Tax Department for Large-Scale Companies or “DGE”) in respect of the tax years 2005, 2006 and 2007 (the “Assessment”). OTA’s administrative appeal in relation to the 2004 tax assessment has also been rejected.

Pending appeal before the Central Commission, OTA is not required to pay the full amount of the assessment. In order to file its appeal, however, Algerian law requires OTA to pay another 20% of the remaining balance of the taxes and penalties alleged to be owing in order to appeal the decision before the Commission Central, this amounts to approximately $110 million and was paid by OTA from its own resources.

Without prejudice to its rights under the Investment Agreement, applicable bilateral investment treaties and applicable laws, OTA has the option to appeal the assessment into the State Counsel (Administrative court in Algeria) as an alternative to the appeal to the Central Commission. The amount paid will be recoverable if OTA’s appeal is successful. On March 9, 2010 OTA filed to the Central Commission an appeal against the assessment on tax years 2005, 2006 and 2007. On the other hand, OTH is exploring all its other strategic options.

On February 4, 2010, Orascom Telecom Holding (OTH) was awarded an extension to the management contract of Alfa with the Republic of Lebanon, for a period of 6 months ending on July 31, 2010. Under this contract, OTH receives a monthly sum of USD2.5 million in addition to 8.5% of total revenue. Out of these amounts, OTH is liable to

Report on operations
at December 31, 2009

cover all the operating expense (OPEX) of the network and is entitled to keep the remainder as management fees. The Republic of Lebanon is fully responsible for the CAPEX during the contract period.

On January 14, 2010, Orascom Telecom Holding announced that the Administrative Court (Investment Division) has granted OTH an injunction to stay the decision of the Egyptian Financial Supervisory Authority to accept the publication of the mandatory purchase offer submitted by Orange Participation, an affiliate of France Telecom (“FT”), for the acquisition of 100% of the shares of Egyptian Company for Mobile Services (“ECMS”) at a price of 245 LE per share (equal to €31), which was issued on December 10, 2009. The purchase offer was planned to expire on January 14, 2010 but has been declared null and void by the court.

A determination of the substantive issues will be made after a judicial committee has presented recommendations on the case to the court, which examined such recommendations on February 13, 2010. The court’s ruling confirms OTH’s position that there is no valid justification for a price differential between the price offered in the FT mandatory tender offer and the price of the sale stipulated in the arbitration award, pursuant to which FT should have presented a mandatory tender offer by latest April 15, 2009 at a price of 273 LE per ECMS share pursuant to Egyptian Capital market law.

On January 13, 2010, Orascom Telecom Holding SAE announced that it will be conducting a rights issue (the “Right issue”) to further strengthen the Company’s financial position, ensure OTH’s liquidity including financing needs for the Group in the case where there is no immediate resolution of the previously announced tax dispute in Algeria and for general corporate purposes.

The Company offered up to 4,356,590,515 new ordinary shares including up to 871,318,103 new Global Depositary Receipts. The subscription price was 1 EGP per new share. The subscription period started January 31, 2010 until March 1, 2010.

On March 4, 2010 OTH issued a notice to the existing shareholders regarding subscription results for the first round of the Right issue. According to the notice, a total number of 4,342,083,487 ordinary shares were subscribed.

Following the approval of the Egyptian Financial Services Authority, on March 6, 2010 OTH announced the terms of the over-subscription for the remaining unsubscribed ordinary shares equal to 14,507,028. The new subscription period started on March 7, 2010 until March 10, 2010.

On March 15, 2010 OTH issued a notice to the existing shareholders announcing the successful completion of the remaining unsubscribed shares.

On January 21, 2010, Orascom Telecom Holding SAE announced that it has obtained Majority Senior Secured Lenders consent on the proposed permanent waiver related to the existence of a material tax claim under its USD2.5 billion credit agreement (equal to €1,735 million). The waiver obtained is specific to the Algerian tax claim against Orascom Telecom Algeria in respect of years 2004 to 2007. The waiver is conditional to the successful completion of a forthcoming capital increase of OTH with a minimum take up of USD700 million out of the USD800 million proposed Rights Issue.

On February 17, 2010, Orascom Telecom Holding SAE received a non interest bearing loan of USD225 million from its shareholder, Weather Capital Special Purpose 1 SA. This loan was converted into GDRs by way of participation in the OTH right issue.

During January 2010, Egyptian mobile telephone operator, Egyptian Company for Mobile Services (ECMS) issued 1.5 billion Egyptian pounds (USD273.3 million) in 5-year bonds with a fixed annual yield of 12.25% payable once every six months starting mid January. ECMS will use the bonds to finance the expansion of its network. Such bonds are divided into two tranches, one values 1.4 billion of Egyptian pounds and allocated for private offering and institutions while the other tranche of 0.1 billion of Egyptian pounds will be allocated for public offering.

On March 8, 2010, OTH and Orascom Telecom Bangladesh have signed an agreement with Standard Chartered Bank, London (as intercreditor agent) to issue an amortising senior secured bond of an amount of BDT7.5 billion (equivalent to €75 million) due in 2014.

In March 2010, at their meeting, the Shareholders of Orascom Telecom Tunisie approved the starting of an IPO procedure for the company.

Report on operations
at December 31, 2009

During the fourth quarter of 2009, U-Com, an indirect subsidiary of OTH through Telecel Globe, was subject to a tax audit performed by local authorities for the financial year 2008. During the first quarter of 2010, the tax authorities communicated to U-Com their preliminary conclusions stating an assessment amounting to USD11 million (approximately equal to €8 million), mainly due to under declared revenue. The tax assessment concerns tax on transactions, corporate tax, and withholding taxes related to foreign services. To date the assessment remains non definitive and the company is not in the position to assess the related effects.

WAHF Group

On January 12, 2010, the subsidiary Wind Telecomunicazioni SpA made an early repayment of €336 million attributable to the Al tranche of the Senior Facility Agreement. Consequently, the next deadline for the repayment of principal is scheduled for December 31, 2011.

On March 17, 2010, the Wind’s Board of Directors resolved the partial exercise of the Put option on the investment held in Hellas Telecommunications I Sàrl, for an amount not lower than Euro 70 million within June 30, 2010.

Weather Finance I Group

With reference to the Delan dispute, the Carothers hearing on December 1 2009 for the application for an interim injunction, was heard on January 20 2010 before the Athens Court of First Instance. The Court denied Carothers’ application on February 5, 2010. On February 10, 2010, Carothers notified WIND Hellas of a second application for an interim injunction against WIND Hellas before the Athens Court of First Instance. Carothers’ second application was based on the same grounds as the first application. The hearing date for the second application was initially scheduled for February 26, 2010 but, by agreement of WIND Hellas and Carothers, it was rescheduled on February 26, 2010 for June 16, 2010. Also on February 26, 2010, further to Carothers’ verbal request, the Court issued a provisional order prohibiting a change in the legal and actual status of WIND Hellas’ assets up to an amount of €35 million until the rescheduled hearing date of June 16, 2010.

WIND Hellas considers that:

•	these proceedings are without foundation; and

•	even if any claim were to be successful, WIND Hellas should be entitled to recover the bulk of any losses it might suffer from a former owner of WIND Hellas under a contractual indemnity.

WIND Hellas is currently working with its legal advisors to consider the position and seek the appropriate relief from the provisional order granted.

Weather Capital Group

On February 16, 2010, the subsidiary Weather Capital Special Purpose 1 SA elected to extend, in accordance with conditions 8(ii) of the Trust Deed, the final maturity date of the Euro 1,200,000,000 Floating Rate Collateralised Guaranteed Notes due in 2010 to April 4, 2011. The maturity extension was obtained on February 16, 2010.

In addition, during March 2010, Weather Capital Special Purpose 1 SA made two repayments for a total consideration equal to €150 million, in particular, €120 million was paid on March 8, 2010 and €30 million on March 22, 2010.

RISK MANAGEMENT

During the ordinary course of its business the Weather Group is exposed to financial and non financial risks. These risks are managed by defining guidelines and general objectives, monitoring the identified risks and excluding the use of financial instruments for speculative purposes.

For details, refer to paragraph 2.6 of the notes to the consolidated financial statements and to paragraph 12.2 to the separate financial statements of Weather Investments Spa.

RELATED PARTY TRANSACTIONS

The transactions with related parties described below are those with Weather Group companies.

Transactions with related parties are entered into as part of normal business operations and, from an economic point of view, are negotiated on an arm’s length basis.

Report on operations
at December 31, 2009

Other than Wind Acquisition Holdings Finance SpA, which has a 7.76% interest in the Parent Company, Group companies did not hold either at December 31, 2009, or at any time during the year shares of the Parent, either directly or through trustees, nor shares in any company controlling the Parent.

The disclosure on related party transactions is presented in note 38 of the consolidated financial statements and to note 33 of the separate financial statements of Weather Investments Spa at December 31, 2009.

DATA PROTECTION

The protection of personal data in Italy is governed by Legislative Decree no. 196 of June 30, 2003, the “Personal Data Protection Code”, whose scope is to ensure that the rights, basic liberties and dignity of the individuals involved are respected when personal data is processed, with specific emphasis being placed on confidentiality, integrity and the right to have access to personal data.

In this context, in March 31, 2009 the Parent Weather Investments SpA approved the Data Protection Document (Documento Programmatico sulla Sicurezza dei Dati — DPS), which sets out all the security measures taken to safeguard the data processed by the Parent as data controller. The law requires this document to be updated on an annual basis.

The DPS is updated to March 31, 2010. In preparing it an inquiry was carried out aimed at identifying in detail the data that is processed within the business, following which the risk and gap analyses for security measures were reviewed. In addition, the Parent has appointed data processors pursuant to article 29 of Legislative Decree no. 196/03 and persons in charge of processing pursuant to article 30 of Legislative Decree no. 196/03 and has prepared operating instructions in this respect.

In 2009, the Parent also completed its personal data protection training sessions for all persons in charge of processing. The training process involved almost all of Parent’s personal, excluding only those who do not process personal data.

OTHER INFORMATION

The Group’s tax position and the way it is presented for accounting purposes incorporate the effects arising from the national tax consolidation procedure in which the Company and certain subsidiaries have elected to take part, following the formalization of a specific Group regulation. More specifically, Weather Investments SpA, Wind Acquisition Holdings Finance SpA, Wind Telecomunicazioni SpA, ITnet Srl, Italia OnLine Srl, Enel Net Srl, Mondo Wind Srl and Rain Srl all elected to take part in the procedure signing, on March 23, 2009 a new Group regulation (the Regulation). For further details, refer to paragraph 2.3 of the notes to the consolidated financial statements.

OUTLOOK

The Group delivered operating results in 2009 almost in line with the trend recorded in recent periods, despite 2009 having being characterized by conflicting trends in the various entities, including the negative performance of the Greek segment.

Our directors’ aim is to continue working on improving the profitability of all the entities, enhancing the quality of services delivered to the market and proactively managing the debt position of the Group.

ALLOCATION OF THE LOSS FOR THE YEAR OF THE PARENT WEATHER INVESTMENTS SPA

2009 ended with a loss of €746 million.

The board of directors recommends that the shareholders approve the financial statements as of and for the year ended December 31, 2009, and suggest allocating to “Retained earning/(Losses) carried forward” the loss for the year.

Report on operations
at December 31, 2009

WEATHER INVESTMENTS GROUP

Consolidated financial statements as of and for the
year ended December 31, 2009

(Translation from the Italian original which remains the definitive version)

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 2409-ter of the Italian Civil Code (now article 14 of Legislative decree no. 39 of 27 January 2010)

To the shareholders of
Weather Investments S.p.A.

1. We have audited the consolidated financial statements comprising the statement of financial position, income statement, statement of comprehensive income, cash flow statement, statement of changes in equity and notes thereto of the Weather Investments Group as at and for the year ended 31 December 2009. The parent’s directors are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards endorsed by the European Union. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards issued by the Italian Accounting Profession and recommended by Consob (the Italian Commission for Listed Companies and the Stock Exchange). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

We carried out our audit of the consolidated financial statements as at and for the year ended 31 December 2009 in compliance with legislation ruling during the year.

Reference should be made to the report dated 24 April 2009 for our opinion on the prior year consolidated financial statements, which included the corresponding figures presented for comparative purposes that have been restated to reflect the changes in the presentation of financial statements introduced by IAS 1.

3. In our opinion, the consolidated financial statements of the Weather Investments Group as at and for the year ended 31 December 2009 comply with the International Financial Reporting Standards endorsed by the European Union. Therefore, they are clearly stated and give a true and fair view of the financial position of the Weather Investments Group as at 31 December 2009, the results of its operations and its cash flows for the year then ended.

Weather Investments Group Report of the auditors 31 December 2009

4. We bring your attention to the following disclosures:

4.1 As disclosed by the directors in note 1 to the consolidated financial statements, the Weather Investments Group recorded a deficit of €483 million at 31 December 2009 as a consequence of the loss for the year of €666 million. Such loss is mainly due to the impairment loss of €1,521 million, recognised following the impairment test performed on goodwill relating to the acquisition of the Hellas Group, and higher income tax of €244 million, only partially offset by the positive effect (€1,224 million) deriving from the deconsolidation of the indirect subsidiary Hellas Telecommunications II S.C.A. following its entry into temporary receivership on 26 November 2009.

4.2 As disclosed by the directors in note 1.1 to the consolidated financial statements, the entry of Hellas Telecommunications II S.C.A. into temporary receivership triggered a default event for the Unsecured PIK Notes issued by Hellas Telecommunications Finance S.C.A., amounting to €261 million at 31 December 2009. Therefore, the non-current portion (€250 million) was reclassified under current financial liabilities at such date. Considering such financial difficulties, the directors will take the necessary steps to start bankruptcy proceedings in Luxembourg for Hellas Telecommunications Finance S.C.A. and Hellas Telecommunications I S.a.r.l. as the underwriter of the Unsecured PIK Notes. The directors of the Weather Investments Group believe that the liquidation procedure of Hellas Telecommunications II S.C.A. and the proposed bankruptcy proceedings of Hellas Telecommunications Finance S.C.A. and Hellas Telecommunications I S.a.r.l. will not lead to any material liabilities for the Weather Investments Group.

4.3 As disclosed by the directors in notes 40 and 42, on 16 November 2009, the Direction des Grandes Enterprises (tax department for large-scale companies or “DGE”) served the indirect subsidiary Orascom Telecom Algeria S.p.A. (“OTA”) an assessment report for the 2005, 2006 and 2007 tax years amounting to DZD44 billion (approximately €422 million), including penalties, which the company appealed against considering most of the findings of the tax assessment arbitrary and unfounded. The company made a provision therefor of €29 million at 31 December 2009, supported by the opinion of an independent expert.

5. The directors of Weather Investments S.p.A. are responsible for the preparation of a report on operations in accordance with the applicable laws. Our responsibility is to express an opinion on the consistency of the report on operations with the financial statements to which it refers, as required by the law. For this purpose, we have performed the procedures required by the Italian Standard on Auditing 001 issued by the Italian Accounting Profession and recommended by Consob. In our opinion, the report on operations is consistent with the consolidated financial statements of the Weather Investments Group as at and for the year ended 31 December 2009.

Rome, 13 April 2010

KPMG S.p.A.

(signed on the original)

Marcella Balistreri
Director of Audit

Notes to the Consolidated
Financial Statements at December 31, 2009

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

		At December 31,	At December 31,
	Note	2009	2008
	(Millions of euro)

Assets
Property, plant and equipment	5	7,577	7,720
Intangible assets	6	10,488	12,269
Financial assets	7	866	517
Deferred tax assets	8	466	588

Total non-current assets		19,397	21,094

Inventories	9	77	101
Trade receivables	10	1,796	1,738
Financial assets	7	111	124
Current tax assets	11	104	98
Other receivables	12	519	580
Cash and cash equivalents	13	1,733	1,196
Non-current assets classified as held for sale	14	78	1

Total current assets		4,418	3,838

Total assets		23,815	24,932

Equity and Liabilities
Equity	15
Issued capital		565	503
Share premium reserve		3,295	3,196
Legal reserve		118	117
Reserves and Retained earnings or losses carried forward		(4,461)	(3,519)

Equity attributable to owners of the parent		(483)	297

Non-controlling interests		290	219

Total Equity		(193)	516

Liabilities
Financial liabilities	17	16,825	17,697
Employee benefits	18	68	69
Provisions	19	215	189
Other non-current liabilities	20	78	161
Deferred tax liabilities	8	1,112	1,217

Total non-current liabilities		18,298	19,333

Financial liabilities	17	1,343	747
Trade payables	21	2,926	2,935
Other payables	22	1,255	1,109
Tax payable	23	148	292
Liabilities directly associated with non-current assets classified as held for sale	14	38	0

Total current liabilities		5,710	5,083

Total liabilities		24,008	24,416

Total Equity and Liabilities		23,815	24,932

Notes to the Consolidated
Financial Statements at December 31, 2009

CONSOLIDATED INCOME STATEMENT

		2009	2008
	Note	12 Months	12 Months
	(Millions of euro)

Revenue	24	10,143	10,176
Other revenue	25	193	236

Total revenue		10,336	10,412

Purchases and services	26	(5,366)	(5,378)
Other operating costs	27	(392)	(340)
Personnel expenses	28	(706)	(666)

Operating income before depreciation and amortization, reversal of impairment losses/ impairment losses on non-current assets and gains/losses on disposal of non-current assets		3,872	4,028

Depreciation and amortization	29	(1,872)	(1,910)
Reversal of impairment losses (impairment losses) on non-current assets	30	(1,583)	(33)
Gains (losses) on disposal of non-current assets	31	(3)	56

Operating income		414	2,141

Finance income	32	1,492	243
Finance expense	32	(1,906)	(1,737)
Share of profit (losses) of equity accounted investees	33	(34)	(2)
Foreign exchange gains (losses), net	34	18	(247)

Profit (loss) before tax		(16)	398

Income tax	35	(495)	(251)

Profit (loss) from continuing operations		(511)	147

Profit (loss) from discontinued operations		0	0

Profit (loss) for the year		(511)	147

Non-controlling interests		155	191

Profit (loss) for the year attributable to owners of the parent		(666)	(44)

Earnings (loss) per share (in euro)	16	(0.97)	(0.08)
Basic		(0.97)	(0.08)
Continuing operations
Discontinued operations		0.00	0.00

Notes to the Consolidated
Financial Statements at December 31, 2009

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

		2009	2008
		12 Months	12 Months
		(Millions of euro)

Profit (Loss) for the year		(511)	147

Other comprehensive income
Exchange differences on translating foreign operations		(62)	267
Available-for-sale financial assets		(1)	(3)
Cash flow hedges	7	(178)	(361)
Other		(3)	13
Income tax relating to components of other comprehensive income	15	53	85

Other comprehensive income for the year, net of tax		(191)	1

Total comprehensive income for the year		(702)	148

Total comprehensive income attributable to:
Owners of the Parent		(834)	(142)
Non-controlling interests		132	290

Notes to the Consolidated
Financial Statements at December 31, 2009

CONSOLIDATED CASH FLOW STATEMENT

	2009	2008
	12 Months	12 Months
	(Millions of euro)

Cash flows from operating activities
Profit (loss) from continuing operations	(511)	147
Adjustments to reconcile profit (loss) for the year with the cash flows from (used in) operating activities
Depreciation, amortization and impairment losses (reversal of impairment losses) on non-current assets	3,455	1,943
Deconsolidation of Hellas Telecommunications II SCA	(1,224)	0
(Gains) losses from repurchase of financial liabilities	(122)	0
Exchange rate differences	202	461
Net change in provisions and employee benefits	24	(23)
(Gains) losses on disposal of non-current assets	3	(56)
Changes in current assets	159	(102)
Changes in current liabilities	17	(172)

Net cash from (used in) operating activities	2,003	2,198

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,518)	(1,889)
Proceeds from sale of property, plant and equipment	33	87
Acquisition of intangible assets	(286)	(419)
Acquisition/Disposal of investments in Group companies from minority shareholders	71	(879)
Advances and loans made to associates and other parties	(166)	(300)
(Acquisition) disposal of financial assets	(48)	(88)
Proceeds from sale of financial assets	0	1,419

Net cash from (used in) investing activities	(1,914)	(2,069)

Cash flows from financing activities
Changes in loans and bank facilities	529	(320)
Proceeds from capital increase	10	426
Repurchase of warrants	0	(4)
Dividends paid	(52)	(267)
Changes in other financial assets and liabilities	(39)	(21)

Net cash from (used in) financing activities	448	(186)

Net cash flows for the year	537	(57)

Cash and cash equivalents at the beginning of the year	1,196	1,254
Cash and cash equivalents of discontinued operations and assets held for sale at the end of the year	0	(1)

Cash and cash equivalents at the end of the year	1,733	1,196

ADDITIONAL INFORMATION ON THE CONSOLIDATED CASH FLOW STATEMENT

	2009	2008
	12 Months	12 Months
	(Millions of euro)

Income tax paid	524	450
Interest expense paid	1,320	1,356
Interest received on hedging derivative instruments	171	202

Notes to the Consolidated
Financial Statements at December 31, 2009

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

		Equity Attributable to Owners of the Parent
					Equity
				Reserves/	Attributable
		Share		Retained	to Owners	Non-
	Issued	Premium	Legal	Earnings/(Losses	of the	Controlling	Total
	Capital	Reserve	Reserve	Carried Forward)	Parent	Interests	Equity
	(Millions of euro)

Balances at January 1, 2008	585	4,064	117	(3,348)	1,418	839	2,257

Total comprehensive income for the year:	0	0	0	(139)	(139)	287	148
— Profit (loss) of the year				(44)	(44)	191	147
— Translation differences				145	145	122	267
— Fair value on AFS				(1)	(1)	(1)	(2)
— Cash Flow hedge				(244)	(244)	(29)	(273)
— Other movements				5	5	4	9
Transactions with equity holders:	(82)	(868)	0	(32)	(982)	(907)	(1,889)
— Payment into the reserve for future capital increases				151	151		151
— Dividends		(120)		(98)	(218)	(49)	(267)
— Transactions on OTH’s shares				(68)	(68)	(812)	(880)
— Other movements	(82)	(748)		(17)	(847)	(46)	(893)

Balances at December 31, 2008	503	3,196	117	(3,519)	297	219	516

Balances at January 1, 2009	503	3,196	117	(3,519)	297	219	516

Total comprehensive income for the year:	0	0	0	(837)	(837)	135	(702)
— Profit (loss) for the year				(666)	(666)	155	(511)
— Translation differences				(34)	(34)	(28)	(62)
— Fair value on AFS				(1)	(1)		(1)
— Cash Flow hedge				(135)	(135)	9	(126)
— Other movements				(1)	(1)	(1)	(2)
Transactions with equity holders:	62	99	1	(105)	57	(64)	(7)
— Share capital increase (decrease)	62	99			161		161
— Payment into the reserve for future capital increases				(151)	(151)		(151)
— Legal Reserve			1		1	(1)	0
— Dividends					0	(52)	(52)
— Transactions on OTH’s shares				48	48	23	71
— Other movements				(2)	(2)	(34)	(36)

Balances at December 31, 2009	565	3,295	118	(4,461)	(483)	290	(193)

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

1  WEATHER INVESTMENTS GROUP

Weather Investments SpA (hereafter also “Weather”, the “Parent” or the “Company”) is a joint stock company with registered office in Via dei Due Macelli, 66 and administrative offices in Via Cesare Giulio Viola 48, Rome, Italy.

At the date of the preparation of these consolidated financial statements the Company was held as to 68.82% by Weather Investments II Sàrl, controlled by companies owned by the Sawiris family, with the subsidiary Wind Acquisition Holdings Finance SpA Holding 7.76%, institutional investors holding 21.61% and other investors holding 1.81%.

Weather Investments SpA and its subsidiaries (hereafter the “Group” or the “Weather Group”) operate in the telecommunications sector, principally in Italy, Greece and the emerging markets of North Africa, the Middle East and Asia, through the three sub-groups Wind Telecomunicazioni (hereafter the “Wind Group”), Orascom Telecom (hereafter the “OTH Group”) and Wind Hellas Telecommunications (hereafter the “Wind Hellas Group”).

More specifically:

•	the Wind Group operates in Italy in the telecommunications services sector under the “Infostrada” and “Wind” brands (fixed-line and mobile telephony services) and offers internet services through its subsidiaries ITnet Srl and Italia OnLine Srl under the “Libero” brand. The Wind Group contributed its “International & national wholesale” business through the subsidiary Wind International Services SpA;

•	the OTH Group operates mainly in the mobile telecommunication services sector in the following countries: Egypt (Mobinil), Algeria (Djezzy), Pakistan (Mobilink), Tunisia (Tunisiana), Bangladesh (Banglalink), Zimbabwe (Telecel Zimbabwe), Burundi, the Central African Republic and Namibia (through the subsidiary Telecel Globe), the Democratic Republic of North Korea (Koryolink) and Canada (WIND Mobile formerly Globalive);

•	the Wind Hellas Group operates in Greece as an integrated operator in the fixed and mobile telecommunication services sector and also in internet.

At December 31, 2009, the Weather Group recorded a negative equity of €483 million as a consequence of the loss of the year equal to €666 million. This loss is mainly due to the impairment losses equal to €1,521 million, recognised following the impairment test performed on goodwill relating to the acquisition of the Hellas Group (see note 1.1), and higher income tax of €244 million (see note 35), only partially offset by the positive effect deriving from the deconsolidation of Hellas Telecommunications II SCA for €1,224 million considering that, on November 26, 2009, Hellas Telecommunications II SCA entered into pre-pack administration (see note 32).

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following chart sets out the structure of the Weather Group and its three main operating groups at December 31, 2009.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following chart sets out the structure of the subgroup headed by Wind Acquisition Holdings Finance SpA at December 31, 2009.

The following chart sets out the structure of the subgroup headed by Orascom Telecom Holdings SAE at December 31, 2009.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following chart sets out the structure of the subgroup headed by Weather Finance I Sarl and Hellas Telecommunications Sàrl at December 31, 2009.

1.1  Greek group performance

2009 was characterized by a marked contraction in the results of the Wind Hellas Group caused by the significant decrease in revenue due to three factors, namely: a reduction in prices as a consequence of market competition, the regulatory reduction in interconnection tariffs and the economic crisis.

These factors have prevented the Wind Hellas Group from generating the revenue and cash flows needed to sustain its operations, meeting its predetermined strategic objectives and its future interest payments relating to the debt of the Group.

In this situation, the Greek Group needed to restructure its debt and continue to reduce corporate overhead expenses to alleviate future potential liquidity restrictions, in order that the strategic objectives included in the revised business plan prepared by Directors could be met.

Due to the above issues, the Hellas Group, during the second quarter of 2009, has initiated a process to restructure its debt, which was unsuccessful.

On September 1, 2009, a process was initiated to solicit interest in a potential capital restructuring in order to generate cash flows for WIND Hellas Telecommunications SA.

29 strategic and financial investors were contacted, who had to present their non-binding offers by September 28, 2009. The non-binding offers were six and all six parties were invited to submit a final and binding offer by October 22, 2009. All parties were given the opportunity to perform extensive due diligence, full access to a Virtual Data-room, access to management and follow-up meetings were provided. Transaction documentation including other forms of transaction agreements were provided.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

On October 22, 2009, final round offers were received from two parties: Weather Investments SpA and a Committee of Subordinated Noteholders (collectively the “Final Offers”). Implementation of both of the Final Offers was conditional upon consent from, inter alia, 50% of Unsecured Noteholders, 50% of Secured Noteholders and in certain circumstances the Super Senior RCF Lenders. A consultation process was initiated between both parties and the creditors. The consultation process was to allow both parties the opportunity to present their plans for the business, allow the ad hoc committees to evaluate each of the Final Offers and negotiate the form and terms of consent. In addition, a process, including input from each of the ad hoc committees of Note holders and the Super Senior RCF Lenders, to clarify and resolve outstanding issues including any conditions in relation to both Final Offers was also initiated.

On November 5, 2009, the Board of Hellas II received evidence that Noteholders representing approximately 60% of Senior Unsecured Notes and approximately 55% of Senior Secured Notes had executed lock-up agreements in favor of the offer made by Weather Investments SpA. At the same time, the Board of Hellas II met to consider the current operating and liquidity situations of the companies. It determined that steps should be taken to follow up the offer from Weather Investments SpA.

In relation to the waivers and amendment required under the Revolving Credit Facility, the requisite level of consents was also obtained on November 17, 2009.

Consequently, the Board of Hellas II resolved to apply to the English High Court of Justice for an administration order in respect of Hellas II.

On November 26, 2009, Hellas II entered a pre-pack administration procedure and administrators were appointed by the English High Court of Justice under the provision of paragraph 13 of Schedule Bl of the Insolvency Act 1986. As a consequence, Hellas II is no longer controlled by the Weather Group and so it has been deconsolidated with a finance income of €1,224 million.

On November 27, 2009, the sale of Hellas II’s assets was completed, including its shareholding in WIND Hellas Telecommunications SA and Hellas Telecommunications IV Sarl, to Weather Finance III Sarl (a subsidiary of Weather Investments SpA) for a total consideration of €10 thousand.

As part of the sale, Weather Finance III would make a cash injection of at least €50 million into WIND Hellas, which occurred during November 2009.

The obligations of Hellas II as the issuer of the €960 million and USD 275 million of Unsecured Subordinated Notes remain with the insolvent Hellas II, which, in this moment, does not have the sufficient liquidity to repay these loans.

The fact that Hellas Telecommunications II has entered into a pre-pack administration procedure has triggered a default event for the Unsecured PIK Notes, having a nominal amount equal to €200 million, held by Hellas Telecommunications Finance SCA. Considering the Greek Group’s financial difficulties, also in this case, it is taking the necessary steps to place Hellas Telecommunications Finance, the holder of the Unsecured PIK Notes equal to €261 million, and Hellas Telecommunications I, the guarantor of the Unsecured PIK Notes, into bankruptcy in Luxembourg. As a consequence of such default, the non-current portion amounting to €250 million of the Unsecured PIK Notes has been reclassified under current financial liabilities.

It should be also noted that, the consolidated financial statements as of and for the year ended December 31, 2009 have been prepared considering the Hellas Group financial information (with respect to the companies Hellas Telecommunications Sarl, Hellas Telecommunications I Sarl, Hellas Telecommunications Limited and Hellas Telecommunications Finance SCA) presented on a non-going concern basis. The relevant decision has been triggered by the fact that Hellas Telecommunications II SCA entered a pre-pack administration procedure and sold by way of auction its main assets (the investments in WIND Hellas Telecommunications SA and Hellas

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

Telecommunications IV Sarl); in addition, there has also been uncertainty about the ability to repay the Unsecured PIK Notes, having a nominal amount equal to €200 million, held by Hellas Telecommunications Finance SCA.

Hellas Telecommunications IV Sarl and WIND Hellas Telecommunications Group financial information (“WIND Hellas Group”, whose subsidiaries are Hellas Telecommunications III SCA, Hellas Telecommunications V SCA and Hellas Telecommunications VI Sarl) has been prepared on a going concern basis, also for consolidation purposes.

As a consequence of the Revised Business Plan 2009-2013 and its updating, during the year, the Weather Investments Group decided to fully impair the total amount of goodwill acquired on the purchase of Wind Hellas equal to €1,521 million and also €38 million allocated to licenses and trademarks.

At December 31, 2009, the Revised Business Plan 2009-2013 prepared by the WIND Hellas’ Directors confirms the financial and economic balance and the growth of profitability in the mid-term, with the consequent recovery of assets recorded in the December 31, 2009 financial statements of Wind Hellas Group. Consequently, Directors consider still proper the going concern basis.

Weather Group considers that no significant expenses will come out from the Hellas II winding-up and the Hellas Telecommunications Finance and Hellas Telecommunications I possible bankruptcy procedure.

The Parent Weather Investments SpA and the subsidiary Wind Telecomunicazioni SpA hold put and call options which, if exercised, would enable Wind Telecomunicazioni SpA to sell and Weather Investments SpA to buy the entire investment in Hellas Telecommunications I Sàrl at any time during the five year period which commenced December 30, 2008.

On October 28, 2009, regarding the sale of Hellas Telecommunications II’s assets to Weather Finance III Sarl (the subsidiary of Weather Finance II Sarl), the subsidiary Wind Telecomunicazioni SpA purchased from the subsidiary Weather Finance I Sarl 80 shares (equal to 16%) in the share capital of its wholly owned subsidiary Weather Finance II Sarl, for a total consideration of €2 thousand.

On December 17, 2009, the Call Option rights granted to Weather Investments SpA and the Put Option rights granted to Wind Telecomunicazioni Spa on Hellas Telecommunication I Sarl shares, have been amended. Under this Agreement, each Party shall have the right to exercise the Call or the Put Option on the stake held by Wind in Hellas I or in any entity or company directly and/or indirectly holding the shares and/or assets in Wind Hellas Telecommunications SA. Furthermore, the spread relating to the exercise price of the option has been increased, from 1.25% to 2.625%.

The Wind Group maintained its option on Hellas Telecommunications I Sarl which will be exercised in a short period, as detail in note 42.

1.2  Extraordinary transactions involving the Weather Investments Group

a)	Change in the share capital of Weather Investments SpA

In accordance with the agreements entered into by the Parent Company with the majority shareholder Weather Investments II Sàrl and the private equity funds APAX, MDCP and TA on November 28, 2008 (“Subscription Agreement”) and January 28, 2009 (“Umbrella Agreement”), at their extraordinary meeting held on January 28, 2009 the shareholders of Weather Investments SpA adopted a resolution for an increase in share capital through the issue of 104,497,797 new class D preferred shares and 64,370,643 new class E shares, in both cases with the shares not having nominal amount. Further details of this may be found in note 15.

Following the increase, fully subscribed in the amount of €436 million (€168 million as share capital and €268 million as share premium), the Company’s share capital is now equal to €754,090,920.15 consisting of 754,090,920 shares without nominal amount.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The capital increase of €436 million was carried out in the following manner:

•	shareholders waived receivables of €262 million (including interest accrued through November 26, 2008) deriving from loan agreements entered into with the Company in October and November 2008 and made a cash payment of an amount of €164 million in the Company’s favor;

•	cash payments were made to the Company for the balance of €10 million, of which €7 million coming from the majority shareholder Weather Investments II Sarl and €3 million from minority investors.

Given the features of the newly issued class D and class E shares issued by the Company in January 2009, and the resulting obligations arising for the Company, a portion of equity represented by these amounting to €276 million (€107 million from share capital and €169 million from the share premium reserve) has been classified as financial liabilities, in accordance with IAS 32. Additional details relating to the composition of and changes to the Company’s equity may be found in note 15.

b)	Repayment of the Guaranteed Secured Exchangeable Bond and transactions on OTH’s shares

As part of the Weather Group debt management and optimization plan, on September 24, 2009, the Luxembourg subsidiary Weather Capital Finance SA made early repayment in the amount of €832 million, including interest and expenses, of the Guaranteed Secured Exchangeable Bond which had a nominal amount of €825 million and maturity date February 2013.

At the same time, Weather Capital Finance SA sold its 100% investment in OTH, consisting of 53,204,601 shares (GDRs), to its parent Weather Capital Sàrl for €1,147 million.

At the same date, the OTH shares were the subject of two further transactions. Under the first transaction, Weather Capital Sàrl transferred 50,125,000 OTH shares for €1,081 million to its subsidiary Weather Capital Special Purpose 1 SA, by way of a subscription to the capital increase of that company. Under the second transaction, 2,230,000 OTH shares were transferred for €48 million to Citigroup Global Market Limited through the subsidiary Weather Capital Special Purpose 2 SA as performance of a share forward contract.

Following the above-mentioned transactions and considering the transactions occurred in the last quarter of 2009 (in which Weather Capital Sàrl bought 2,950,000 OTH shares and sold 772,801 OTH shares), the share package representing a majority holding of 51.89% in the OTH Group is held by the Luxembourg subsidiary Weather Capital Special Purpose 1 SA as to 50.22% and Weather Capital Sàrl as to 1.67%.

On October 12, 2009, the subsidiary Weather Capital Finance SA was wound up.

2  GENERAL BASIS OF PREPARATION

2.1  Basis of presentation

The consolidated financial statements of the Weather Investments Group as of and for the year ended December 31, 2009 have been prepared on a going concern basis and in accordance with the International Financial Reporting Standards (“IFRS”) endorsed by the European Union.

The term IFRS includes all the International Financial Reporting Standards, all the International Accounting Standards (“IAS”), all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and all the interpretations of the Standing Interpretations Committee (“SIC”) that as of the present date have been endorsed by the European Union and are contained in published EU Regulations.

During the year no exceptional events occurred such to require the waivers provided by IAS 1.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

These consolidated financial statements as of and for the year ended December 31, 2009 are presented in euros, which is the functional currency of the countries in which the Group operates, while all amounts shown in the tables and in the notes are expressed in millions of euros unless otherwise stated.

For presentation purposes, the current/non-current distinction has been used for the statement of financial position, while expenses are analyzed in the income statement using a classification based on their nature. The indirect method has been selected to present the cash flow statement.

For the purposes of comparison, balances in the statement of financial position and income statement and the detailed tables in the notes are reclassified where necessary. These reclassifications are not relevant and do not affect the Group’s profit for the year or equity.

These consolidated financial statements were approved by the Parent Company’s Board of Directors on March 30, 2010.

2.2  Basis of consolidation

These consolidated financial statements include the financial statements of Weather Investments SpA and those entities over which that company exercises control, both directly or indirectly, from the date of acquisition to the date when such control ceases. Control may be exercised through direct or indirect ownership of shares with majority voting rights, or by exercising a dominant influence expressed as the direct or indirect power, based on contractual agreements or statutory provisions, to determine the financial and operational policies of the entity and obtain the related benefits, regardless of any equity relationships. The existence of potential voting rights that are exercisable or convertible at the end of the reporting period is also considered when determining whether there is control or not.

The financial statements used in the consolidation process are those prepared using local accounting standards by the individual Group entities as of and for the year ended December 31, 2009, the reporting date for these consolidated financial statements, restated in accordance with the IFRS used by the Parent in drawing up these statements.

Financial statements prepared using a currency different from the Euro are translated into the presentation currency as follows:

•	assets and liabilities are translated at the exchange rate at the end of reporting period;

•	income and expenses are translated at the average exchange rate for the year;

•	the “translation reserve” contains the exchange rate differences generated by translating the income statement and opening equity at rates different from that used at year end;

•	goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate;

•	in the preparation of the consolidated cash flow statement, the cash flows of foreign subsidiaries are translated at the average exchange rate for the year.

Subsidiaries whose inclusion in the scope of consolidation would not be material either in qualitative or quantitative terms for the purposes of giving a fair presentation of the Group’s financial position, results and cash flows are excluded from line-by-line or proportionate basis consolidation.

The consolidation procedures used are as follows:

•	the assets and liabilities and income and expenses of consolidated subsidiaries are included on a line-by- line basis, allocating to non-controlling interests, where applicable, the share of equity and profit or loss for the

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

year that is attributable to them. The resulting balances are presented separately in consolidated equity and the consolidated income statement;

•	the purchase method of accounting is used to account for business combinations in which the control of an entity is acquired. The cost of an acquisition is measured as the fair value at the acquisition date of the assets acquired, liabilities incurred or assumed and equity instruments issued, plus all other costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the assets and liabilities acquired is recognized as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement after first verifying that the fair values attributed to the acquired assets and liabilities and the cost of the acquisition have been measured correctly;

•	business combinations in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination are considered business combinations involving entities under common control. In the absence of an accounting standard guiding the treatment of these operations the Group applies IAS 8, accounting for the difference between the cost incurred for the acquisition and the respective share of equity acquired directly in equity;

•	the purchase of equity holdings from minority holders in entities where control is already exercised is not considered a purchase but an equity transaction. Therefore the difference between the cost incurred for the acquisition and the respective share of equity acquired is recognized directly in equity;

•	any options to purchase non-controlling interests outstanding at the end of the year are treated as exercised and are recognized as a financial liability or in equity depending on whether the transaction is to be settled in cash or through the exchange of equity instruments;

•	unrealized gains and losses on transactions carried out between companies consolidated on a line-by-line basis and the respective tax effects are eliminated, as are corresponding balances for receivables and payables, income and expense, and finance income and expense;

•	gains and losses arising from the sale of investments in consolidated entities are recognized in the income statement as the difference between the selling price and the corresponding portion of consolidated equity sold.

Interests in joint ventures are consolidated using the proportionate method under which the assets and liabilities and income and expenses of the joint venture are consolidated on a line-by-line basis in proportion to the share held by the Group in the venture. The carrying amount of the consolidated investment is then eliminated against the respective portion of equity. Transactions, balances and any unrealized gains and losses on intercompany transactions are proportionately eliminated.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

Financial information relating to joint ventures, investments consolidated using the proportionate method and investments consolidated using equity, for which no adjustments have been made for the percentage held by the Group are summarized in the following table:

					Non-			Non-
	Consolidation	%		Current	Current	Total	Current	Current	Total			Profit
	Method	Ownership		Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Costs	(Loss)
	(Millions of euro)

2009
Mobinil For Telecommunication SAE	Proportionate	34.66%		261	1,622	1,883	800	577	1,377	1,380	1,143	237
Orascom Telecom Tunisie SA	Proportionate	50%		163	459	622	255	62	317	508	390	118
Globalive Investments holding Corp	Equity	65.40	%(1)	44	529	573	136	501	637	34	100	(66)

				468	2,610	3,078	1,191	1,140	2,331	1,922	1,633	289

2008
Mobinil For Telecommunication SAE	Proportionate	34.66%		207	1,573	1,780	683	780	1,463	1,303	1,046	257
Orascom Telecom Tunisie SA	Proportionate	50%		170	493	663	243	122	365	488	384	104
Globalive Investments Holding Corp	Equity	65.40	%(1)	268	1	269	291	0	291	0	20	(20)

				645	2,067	2,712	1,217	902	2,119	1,791	1,450	341

(1)	The Group holds 65.4% of the share capital of Globalive and directly holds 33.2% of the voting rights. For that reason, the Group has significant influence over this investment but does not have control over the financial and operating activities of Globalive.

The following table provides a summary of the Group’s equity investments showing the criteria used for consolidation.

						Change in Scope
		% Ownership		Consolidation Method		of Consolidation
	Share/Quota	At December 31.	At December 31.	At December 31.	At December 31.	at December 31.
	Capital	2009	2008	2009	2008	2009
	(In thousands of euro)

Weather Investments SpA (Holding)
Klarolux Investments Sarl	—	100%	—	Full	—	x
Weather Capital Sarl (Lux Holding)	32	100%	100%	Full	Full
Orascom Telecom Holding	2,894,202	51.89%	52.07%	Full	Full
Arpu +	—	99%	—		Full
Orascom Telecom CS (Cortex Maltal)	348	100%	100%	Full	Full
Orascom Telecom CS (Cortex Egypt)	316	100%	100%	Full	Full
Carthage Consortium LTD	35	100%	100%	Full	Full
Consortium Algerian deTelecom	—	50%	50%	Proportionate	Proportionate
ECDMIV	5.574	10.46%	10.46%	Available for sale	Available for sale
Egyptian Co. for Mobile Services	126,490	20%	20%	Proportionate	Proportionate
Orascom Telecom Eurasia	106,209	100%	100%	Full	Full
Intouch for Telecommunication Company	68.026	100%	100%	Full	Full
International Wireless Pakistan Limited	60.375	100%	100%	Full	Full
International Télécommunication Consortium	—	50%	50%	—	Proportionate
MedCable	828	100%	100%	Full	Full

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

						Change in Scope
		% Ownership		Consolidation Method		of Consolidation
	Share/Quota	At December 31.	At December 31.	At December 31.	At December 31.	at December 31.
	Capital	2009	2008	2009	2008	2009
	(In thousands of euro)

M-Link	2,439	100%	100%	Full	Full
Mobinil	40	28.75%	28.75%	Proportionate	Proportionate
Moga Holding	34,842	100%	100%	Full	Full
Orascom Iraq Holding	35	100%	100%	Full	Full
Sawyer	1	100%	100%	Full	Full
Orascom Telecom Alqeria	398,251	96.80%	96.80%	Full	Full
Orascom Telecom Iraq	35	100%	100%	Full	Full
Orascom Telecom Tunisia	189,997	50%	50%	Proportionate	Proportionate
Orascom Tunisia Holding LTD	55,363	100%	100%	Full	Full
Oratel Internation LTD	116,023	100%	100%	Full	Full
Orascom Telecom ESOP	1	100%	100%	Full	Full
Orascom Telecom Services Europe	330	100%	100%	Full	Full
Orascom Telecom Ventures Company	35	100%	100%	Full	Full
Orascom Telecom WIMAX	2	100%	100%	Full	Full
Orascom Telecom, Wireless Europe	37	100%	100%	Full	Full
Pakistan Mobile comunication Limited	257,820	100%	100%	Full	Full
Pioneers Investment Company	55	100%	100%	Full	Full
Ring Distribution Company	632	99%	99%	Full	Full
Sheba Telecom	247,767	100%	100%	Full	Full
Telecel International LTD	78,882	100%	100%	Full	Full
Telecel SA	52	100%	100%	Full	Full
Transworld Associates [Pvt] Ltd	(35)	51%	51%	Full	Full
TMGL	1	100%	100%	Full	Full
Orascom Telecom Asia LTD	1	100%	100%	Full	Full
Orascom Telecom Sarl	12	100%	100%	Full	Full
Orascom Telecom Finance Sea	29	100%	100%	Full	Full
Cheo co.	16,479	75%	75%	Full	Full
MenaCable	6,968	100%	100%	Full	Full
OTH Canada Limited	1	100%	100%	Full	Full
Orascom telecom holding Canada	—	100%	100%	Full	Full
Globalive investment hoding Corp.	0.09	48%	48%	Equity	Equity
Globalive Canada holding Corp.	0.01	65%	65%	Equity	Equity
Globalive telecom holding Corp.	0.00	65%	65%	Equity	Equity
Globalive wireless management	0.01	65%	65%	Equity	Equity
OIIH	878	100%	100%	Full	Full
Weather Capital Finance Sa	31	100%	100%		Full	x
Weather Capital SP I Sa	31	100%	100%	Full	Full
Weather Capital SP 2 Sa	31	100%	100%	Full	Full
Wind Acquisition Holdings Finance SpA (Ita Holding)	43,162	99,996%	99,996%	Full	Full
Wind Telecomunicazioni SpA	147,100	100%	100%	Full	Full
Enel Net Srl	21,135	100%	100%	Full	Full
Italia Online Srl	1,400	100%	100%	Full	Full
Itnet Srl	1,004	100%	100%	Full	Full
Mondo Wind Srl	7,638	100%	100%	Full	Full
Wind International Services Sarl	1,065	100%	—	Full		x
Wind International Services SA	1,265	100%	—	Full		x
Wind International Services SpA	640	100%	—	Full		x
Wind Finance SL SA	31	27%	27%	Full	Full

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

						Change in Scope
		% Ownership		Consolidation Method		of Consolidation
	Share/Quota	At December 31.	At December 31.	At December 31.	At December 31.	at December 31.
	Capital	2009	2008	2009	2008	2009
	(In thousands of euro)

Wind Acquisition Finance SA	31	27%	27%	Full	Full
Wind Acquisition Finance II SA	31	27%	27%	Full	Full
Wind Acquisition Holdings Finance SA	31	27%	27%	Full	Full
Wind Acquisition Holdings Finance II SA	31	27%	27%	Full	Full
Phone srl	1,019	100%	—	Full	—	x
Hellas Group
Hellas Telecommunications Sarl	1,577	100%	100%	Full	Full
Hellas Telecommunications I	1,873	84%	100%	Full	Full
Hellas Telecommunications II	—	—	100%	—	Full	x
Hellas Telecommunications Finance SCA	31	100%	100%	Full	Full
Hellas Telecommunications Limited (UK)	0	100%	100%	Full	Full
Hellas Telecommunications Sarl (Luxembourg)	13	100%	100%	—	Full
Hellas Telecommunications (Luxembourg) III	31	100%	100%	—	Full
Hellas Telecommunications IV Sarl	13	100%	100%	—	Full
Hellas Telecommunications (Luxembourg) V	31	100%	100%	—	Full
WIND Hellas Telecommunications	218,600		100%	—	Full	x
Weather Finance Group
Weather Finance I Sarl	13	100%	—	Full	—
Weather Finance II Sarl	13	100%	—	Full	—
Weather Finance III Sarl	13	100%	—	Full	—
Hellas Telecommunications Sarl (Luxembourg) VI	13	100%	—	Full
Hellas Telecommunications (Luxembourg) III	31	100%	—	Full	—
Hellas Telecommunications IV Sàrl	13	100%	—	Full	—
Hellas Telecommunications (Luxembourg) V	31	100%	—	Full	—
WIND Hellas Telecommunications (“ ”)	218,600	100%	—	Full	—
Rain Srl	2,710	100%	100%	Full	Full

The non-controlled equity investments consolidated on a line-by-line basis consist of the special purpose entities formed to raise funds for the Group on the financial market.

2.3	Summary of main accounting policies

The principal accounting policies adopted in preparing the consolidated financial statements are set out below.

• Property, plant and equipment

Property, plant and equipment are stated at purchase cost or production cost, net of accumulated depreciation and any impairment losses. Cost includes expenditure directly attributable to bringing the asset to the location and condition necessary for use and any dismantling and removal costs which may be incurred as a result of contractual obligations which require the asset to be returned to its original state and condition. Borrowing costs for loans directly associated with the purchase or construction of property, plant and equipment are capitalized as part of the asset only if it is probable that these will lead to future economic benefits and if they can be reliably determined.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

Costs incurred for ordinary and cyclical repairs and maintenance are charged directly to the income statement in the year in which they are incurred. Costs incurred for the expansion, modernization or improvement of the structural elements of owned or leased assets are capitalized to the extent that they have the requisites to be separately identified as an asset or part of an asset, in accordance with the “component approach”. Under this approach each asset is treated separately if it has an autonomously determinable useful life and value. Depreciation is charged systematically on a straight-line basis at rates calculated over their estimated useful lives from the date the asset is available and ready for use.

The useful lives of property, plant and equipment and their residual values are reviewed and updated, where necessary, at least at the end of each reporting period. Land is not depreciated. When a depreciable asset is composed of separately identifiable components whose useful lives vary significantly from those of other components of the asset, depreciation is calculated for each component separately, applying the “component approach”.

The useful lives estimated by the Group for the various categories of property, plant and equipment are as follows.

Buildings	50 years
Plant and machinery	5-20 years
Planning and development costs of fixed-line and mobile telephone network	Residual term of respective licenses
Equipment	4-10 years
Other assets	3-10 years

Gains or losses arising from the sale or disposal of assets are determined as the difference between the selling price and the carrying amount of the asset sold or disposed and are recognized in the income statement under “Gains (losses) on the disposal of non-current assets”.

Finance leases are leases that substantially transfer all the risks and rewards incidental to the ownership of assets to the Group. Property, plant and equipment acquired under finance leases are recognized as assets at their fair value or, if lower, at the present value of the minimum lease payments, including any amounts to be paid for exercising a purchase option. The corresponding liability due to the lessor is recognized as part of financial liabilities. An asset acquired under a finance lease is depreciated over the shorter of the lease term and its useful life.

Lease arrangements in which the lessor substantially retains the risks and rewards incidental to ownership of the assets are classified as operating leases. Lease payments under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

• Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance which can be controlled and which are capable of generating future economic benefits. Intangible assets are stated at purchase and/or production cost including any expenses that are directly attributable to preparing the asset for its intended use, net of accumulated amortization for assets being amortized and impairment losses. Borrowing costs accruing during and for the development of the asset are capitalized as part of the asset only if it is probable that these will lead to future economic benefits and if they can be reliably determined. Amortization begins when an asset becomes available for use and is charged systematically on the basis of the residual possibility of utilization of the asset.

•	Industrial patents and intellectual property rights

Costs for the purchase of patents and intellectual property rights, concessions, licenses, trademarks and similar rights are capitalized. Amortization is charged on a straight-line basis such as to write off the cost incurred for the acquisition of a right over the shorter of the period of its expected use and the term of the underlying agreement,

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

starting from the date on which the acquired right may be exercised. Trademarks are not amortized as they are considered to have an indefinite useful life.

•	Software

Software costs relating to the development and maintenance of software programs are expensed as incurred. Unique and identifiable costs directly related to the production of software products which are controlled by the Group and which are expected to generate future economic benefits for a period exceeding one year are accounted for as intangible assets. Direct costs — where identifiable and measurable — include the cost of employees who develop the software, together with a share of overheads as appropriate. Amortization is charged over the useful life of the software which is estimated as 5 years.

•	Goodwill

Goodwill represents the excess of the cost of an acquisition over the interest acquired in the fair value at the acquisition date of the assets and liabilities of the entity or business acquired. Goodwill relating to investments accounted for using the equity method is included in the carrying amount of the investment. Goodwill is not systematically amortized but is rather subject to periodic tests to ensure that the carrying amount in the statement of financial position is adequate (“impairment test”). Impairment tests are carried out annually or more frequently when events or changes in circumstances occur that could lead to an impairment losses on the cash generating units (“CGUs”) to which the goodwill has been allocated. An impairment loss is recognized whenever the recoverable amount of goodwill is lower than its carrying amount. The recoverable amount is the higher of the fair value of the CGU less costs to sell and its value in use, which is represented by the present value of the cash flows expected to be derived from the CGU during operations and from its disposal at the end of its useful life. The method for calculating value in use is described in the paragraph “Impairment losses”. Once an impairment loss has been recognized on goodwill it is not reversed.

Whenever an impairment loss resulting from the above testing exceeds the carrying amount of the goodwill allocated to a specific CGU, the residual amount is allocated to the assets of that particular CGU in proportion to their carrying amounts. The carrying amount of an asset under this allocation is not reduced below the higher of its fair value less costs to sell and its value in use as described above.

•	Customer lists

The customer list as an intangible asset consists of the list of customers identified on allocating the goodwill arising on acquisitions carried out by the Group. Amortization is charged on the basis of the respective estimated useful lives, which range from 5 to 15 years. It should be noted that the estimated useful lives of the mobile customer list have changed during the course of the year on the basis of an assessment carried out by management. In particular, the useful life of these types of costs has been extended from 10 to 15 years; the effect of this change in the accounting estimates relating to the useful lives of this category of investments has been reflected using the prospective method, in accordance with the provisions of IAS 8 at paragraph 36.

• Impairment losses

At the end of each reporting period, property, plant and equipment and intangible assets with finite lives are assessed to determine whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset concerned is estimated and any impairment loss is recognized in the income statement. Intangible assets with an indefinite useful life are tested for impairment annually or more frequently when events or changes in circumstances occur that could lead to an impairment loss. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, which is represented by the present value of its estimated future cash flows. In determining an asset’s value in use the estimated future cash flows are discounted using a pre-tax rate that reflects the market’s current assessment of the cost of money for the investment period and the specific risk profile of the asset. If an asset does not generate independent cash flows its recoverable amount is

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

determined in relation to the cash-generating unit (CGU) to which it belongs. An impairment loss is recognized in the income statement when the carrying amount of an asset or the CGU to which it is allocated exceeds its recoverable amount. If the reasons for previously recognizing an impairment loss cease to exist, the carrying amount of an asset other than goodwill is increased to the carrying amount of the asset that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset, with the reversal being recognized in the income statement.

• Investments

Investments in non-consolidated subsidiaries are stated at cost. Investments in companies where the Group exercises a significant influence (“associates”), which is presumed to exist when the Group holds between 20% and 50%, are accounted for using the equity method. The equity method is as follows:

•	the Group’s share of the profit or loss of an investee is recognized in the income statement from the date when significant influence or control begins up to the date when that significant influence or control ceases. Where the investee accounted for using the equity method has a deficit as the result of losses, its carrying amount is reduced to zero and any excess attributable to the Group in the event that it has legal or constructive obligations on behalf of the investee or in any case to cover the losses is recognized in a specific provision. Equity changes in investees accounted for using the equity method that do not result from profit or loss are recognized directly in equity reserves;

•	unrealized gains and losses generated from transactions between the Parent or its subsidiaries and its investees accounted for using the equity method are eliminated on consolidation for the portion pertaining to the Group; unrealized losses are eliminated unless they represent an impairment loss;

•	investments in other companies are measured at fair value with any changes in fair value being recognized in the income statement; if fair value cannot be reliably determined an investment is measured at cost. This value is adjusted for impairment losses if necessary, as described in the paragraph “Impairment losses”. If the reasons for an impairment loss no longer exist, the carrying amount of the investment is reversed up to the extent of the loss with the related effect recognized in the income statement. Any risk arising from losses exceeding the carrying amounts of investments is accrued in a specific provision to the extent of the Group’s legal or constructive obligations on behalf of the investee or in any case to the extent that it is required to cover the losses. Investments held for sale or to be wound up in the short term are classified as current assets and stated at the lower of their carrying amount and fair value less costs to sell.

• Financial instruments

Financial instruments consist of financial assets and liabilities whose classification is determined on their initial recognition and on the basis of the purpose for which they were purchased. Purchases and sales of financial instruments are recognized at their settlement date.

• Financial assets

Financial assets are initially recognized at fair value, classified in one of the following four categories and subsequently measured as described:

•	Financial assets at fair value through profit or loss: this category includes financial assets purchased primarily for sale in the short term, those designated as such upon initial recognition, provided that the assumptions exist for such classification, i.e. the fair value option may be exercised, and financial derivatives except for the effective portion of those designated as cash flow hedges. These assets are measured at fair value; any change in the year is recognized in the income statement. Financial instruments included in this category are classified as current assets if they are held for trading or expected to be disposed of within

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

twelve months from the end of the reporting period. Derivatives are treated as assets or liabilities depending on whether their fair value is positive or negative; positive and negative fair values arising from transactions with the same counterparty are offset if this is contractually provided for.

•	Financial receivables: these are non-derivative financial instruments, mostly relating to trade receivables, which are not quoted on an active market and which are expected to generate fixed or determinable repayments. They are included as current assets unless they are contractually due more than twelve months after the end of the reporting period, in which case they are classified as non-current assets. These assets are measured at amortized cost using the effective interest method. If there is objective evidence of factors which indicate an impairment loss, the asset is reduced to the discounted value of future cash flows. The impairment loss is recognized in the income statement. If in future years the factors which caused the impairment loss cease to exist, the carrying amount of the asset is reinstated up to the amount that would have been obtained had amortized cost been applied.

•	Held-to-maturity investments: these are fixed maturity non-derivative financial instruments having fixed or determinable payments which the Group has the intention and ability to hold until maturity. These assets are measured at amortized cost using the effective interest method, adjusted as necessary for impairment losses. In the case of impairment the policies used for financial receivables apply.

•	Available-for-sale financial assets: these are non-derivative financial instruments which are either specifically included in this category or included here because they cannot be classified in the other categories. These assets are measured at fair value and any related gain or loss is recognized directly in an equity reserve and subsequently recognized in the income statement only when the asset is actually sold or, if there are cumulative negative changes, when it is expected that the losses recognized in equity cannot be recovered in the future. For debt securities, if in a future period the fair value increases due to the objective consequence of events occurring after the impairment loss has been recognized in the income statement, the original value of the instrument is reinstated with the corresponding gain recognized in the income statement. Additionally, the yields from debt securities arising from the use of the amortized cost method are recognized in the income statement in the same manner as foreign exchange differences, whereas foreign exchange differences relating to available-for-sale equity instruments are recognized in the specific equity reserve. The classification as current or non-current assets is the consequence of strategic decisions regarding the estimated period of ownership of the asset and its effective marketability, with those which are expected to be realized within twelve months from the end of the reporting period being classified as current assets.

Financial assets are derecognized when the right to receive cash flows from them ceases and the Group has effectively transferred all risks and rewards related to the instrument and its control.

• Financial liabilities

Financial liabilities consisting of loans, trade payables and other obligations to pay are measured at amortized cost using the effective interest method. When there is a change in expected cash flows which can be reliably estimated, the value of the loans is recalculated to reflect such change based on the present value of expected cash flows and the originally determined internal rate of return. Financial liabilities are classified as current liabilities except where the Group has an unconditional right to defer payment until at least twelve months after the end of the reporting period.

Financial liabilities are derecognized when settled and the Group has transferred all the related costs and risks relating to the instrument.

•	Derivative financial instruments

When a contract is entered into the instrument is initially recognized at fair value, with subsequent changes in fair value being recognized as a financial component of the income statement. Where instead it has been decided to

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

use hedge accounting, meaning in those situations in which the hedging relationship is identified, subsequent changes in fair value are accounted for in accordance with the following specific criteria. The relationship between each derivative qualifying as a hedging instrument and the hedged item is documented to include the risk management objectives, the strategy for undertaking the hedge and the means by which the hedging instrument’s effectiveness will be assessed. An assessment of the effectiveness of each hedge is made when each derivative financial instrument becomes active and throughout the hedge term.

In the case of a fair value hedge, i.e. the hedge refers to a recognized asset or liability, the changes in the fair value of the hedging instrument and those of the hedged item are both recognized in the income statement. If the hedge is not fully effective, meaning that these changes are different, the non-effective portion is treated as finance income or expense for the year.

For a cash flow hedge, the fair value changes of the derivative are subsequently recognized, limited to the effective portion, in a specific equity reserve (the “cash flow hedge reserve”). A hedge is normally considered highly effective if from the beginning and throughout its life the changes in the expected cash flows for the hedged item are substantially offset by the changes in the fair value of the hedging instrument. When the economic effects deriving from the hedged item are realized, the related gains or losses in the reserve is reclassified to the income statement together with the economic effects of the hedged item. Whenever the hedge is not highly effective, the non-effective portion of the change in fair value of the hedging instrument is immediately recognized as a financial component of the income statement for the year. Cash flow hedges also include hedges of the currency risk for transactions carried out in US dollars. These obligations are translated at the year-end exchange rate and any resulting exchange gains and losses are offset in the income statement against the change in the fair value of the hedging instrument.

When hedged forecast cash flows are no longer considered highly probable during the term of a derivative, the portion of the “cash flow hedge reserve” relating to that instrument is reclassified as a financial component of the income statement. If instead the derivative is transferred or no longer qualifies as an effective hedging instrument, the “cash flow hedge reserve” recognized to date remains as a component of equity and is reclassified to the income statement in accordance with the criteria of classification described above when the originally hedged transaction takes place.

Quotations at the end of the reporting period are used to determine the fair value of financial instruments listed on active markets. In the absence of an active market, fair value is determined by referring to prices supplied by third-party operators and by using valuation models based primarily on objective financial variables and, where possible, prices in recent transactions and market prices for similar financial instruments.

• Taxation

Income tax is recognized on the basis of taxable profit for the year and the applicable laws and regulations, using tax rates prevailing at the end of the reporting period.

Deferred taxes are calculated on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements at the tax rates that are expected to apply for the years when the temporary differences will be realized or settled and the tax losses carried forward will be utilized. An exception to this rule regards the initial recognition of goodwill and temporary differences arising from investments in subsidiaries when the Group is able to control the timing of the reversal of the temporary difference or when it is probable that the difference will not reverse.

Taxes, for the portion that is not offset by deferred taxes, are recognized to the extent that it is probable that future taxable profit will be available against which deductible temporary differences may be utilized.

Current and deferred taxes are recognized in the income statement, except for those arising from items taken directly to equity; in such cases the tax effect is recognized directly in the specific equity item.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

Tax assets and liabilities, including those regarding deferred taxation, are offset when they relate to income taxes levied by the same taxation authority on the same taxable entity and when the entity has a legally enforceable right to offset these balances and intends to exercise that right. In addition current tax assets and liabilities are offset in the case that different taxable entities have the legally enforceable right to do so and when they intend to settle balances on a net basis.

The Group’s tax position and the way it is presented for accounting purposes incorporate the effects arising from the national tax consolidation procedure in which the Company and certain subsidiaries have elected to take part, following the formalization of a specific Group regulation. More specifically, Weather Investments SpA, Wind Acquisition Holdings Finance SpA, Wind Telecomunicazioni SpA, ITnet Srl, Italia OnLine Srl, Enel Net Srl, Mondo Wind Srl and Rain Srl all elected to take part in the procedure signing, on March 23, 2009 a new Group regulation (the Regulation).

The Regulation rules, starting from January 1, 2008, on economic and financial relations among the parties deriving from the subscription of the national tax consolidation procedure, considering the recent changes in the tax laws. At the same time, the parties expressed their intention for the renewal of the Regulation for the following three years 2009/2011. The joint renewal of the Regulation was communicated to the Tax Department on June 15, 2009. On the same date, it was communicated to the Tax Department the option of the subsidiary Wind International Services SpA relating to the mentioned Regulation.

On January 13, 2010 the Company submitted to the Tax Department a new Regulation following the amendment to include the subsidiary Phone Srl for the years 2010/2011. The rules of the tax consolidation procedure require the consolidating entity to calculate a single income for the purposes of corporate income tax (Imposta sul Reddito delle Società — 1RES) consisting of the sum of the incomes of the controlling company and those of its subsidiaries involved in the procedure; the controlling company then settles the balance by either making a single payment or recognizing a single tax receivable for which a refund may be requested or which may be carried forward.

• Inventories

Inventories are stated at the lower of purchase cost or production cost and estimated net realizable value. Cost is determined using the weighted average cost method for fungible goods or goods held for resale. When necessary, provisions are made for slow-moving and obsolete items.

• Cash and cash equivalents

Cash and cash equivalents are recognized at fair value and consist of short-term highly liquid investments (generally not exceeding three months) that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

• Assets held for sale and assets in disposal groups

Assets held for sale consist of non-current assets (or disposal groups) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets held for sale are recognized in the income statement at the lower of their carrying amount and fair value less costs to sell, representing the estimated realizable value. No further depreciation is charged from the time that a depreciable asset is reclassified to this caption. Gains or losses arising from discontinued operations or from assets held for sale are reported as a separate item in the income statement, net of any tax effects.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

• Provisions

Provisions are recognized for a loss or expense of a specific nature that is certain or probable to arise but for which the timing or amount cannot be precisely determined. Provisions are only recognized when the Group has a present legal or constructive obligation arising from past events that will result in a future outflow of resources, and when it is probable that this outflow of resources will be required to settle the obligation. The amount provided represents the best estimate of the present value of the outlay required to meet the obligation. The interest rate used in determining the present value of the liability reflects current market rates and takes into account the specific risk of each liability.

Risks for which the likelihood of a liability arising is only possible are disclosed in the notes under “Contingent assets and liabilities” and no provision is made.

• Employee benefits

•	Short-term benefits

Short-term benefits are recognized in the income statement in the year when an employee renders the related service.

•	Post-employment benefits

Post-employment benefits may be divided into two categories: 1) defined contribution plans and 2) defined benefit plans. Contributions to defined contribution plans are charged to the income statement when incurred, based on their nominal amount. For defined benefit plans, since benefits are determinable only after the termination of employment, costs are recognized in the income statement based on actuarial calculations.

Defined benefit plans, which include the Italian employees’ leaving entitlement (TFR) which are due in accordance with the provisions of article 2120 of the Italian Civil Code (only for the Wind Group), are based on an employee’s working life and the compensation received during service. The related liability is projected forwards to calculate the probable amount payable at the termination date and is then discounted to present value using the Projected Unit Credit Method, to take account of the passage of time before the actual payment of the benefit.

The measurement of the liability recognized in the statement of financial position is carried out by actuaries. The calculation is made for services already rendered and is based on actuarial assumptions which relate mainly to the discount rate, which should reflect market yields on the high quality corporate bonds having a term consistent with the expected term of the obligation, future increases in salaries and employee turnover.

Following the introduction of Law no. 296 of December 27, 2006 (the 2007 Finance Act) and subsequent decrees and regulations, the employees’ leaving entitlement accruing from January 1, 2007 are considered to be part of a defined contribution plan and are accounted for in the same manner as other defined contribution plans. This date holds if the amounts are transferred to treasury funds of the national social security organization (INPS), but becomes June 30, 2007 or the date of employee election, if earlier, if the amounts are transferred to private pension plans. Employees’ leaving entitlement accrued up to these dates remains a defined benefit plan, with the related actuarial calculations excluding any assumptions regarding increases in salaries as previously. The difference arising from this change was recognized as a curtailment in the consolidated income statement for the year ended December 31, 2007.

At the end of the reporting period, actuarial gains and losses, defined as the difference between the carrying amount of the liability and the present value of the Group’s obligation at year end, which arise from changes in the actuarial assumptions referred to above, are recognized using the “corridor approach”, meaning only when the gains or losses exceed 10% of the present value of the Group’s obligation at the end of the previous reporting period. Any amount in excess of 10% is charged against future income over a period consistent with the average remaining working life of employees, starting with the first period subsequent to that in which it arises.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

•	Termination benefits and redundancy incentive schemes

Benefits due to employees on the termination of employment contracts are treated as a liability when the Group is demonstrably committed to terminating these contracts for a single employee or group of employees before the normal retirement or to granting severance indemnities in order to facilitate voluntary resignations of surplus employees following a formal proposal. These employee benefits do not create future economic advantages to the Group and the related costs are therefore immediately recognized in the income statement.

•	Share-based payments

The Group recognizes additional benefits to certain members of personnel through stock option plans. The cost of these plans, classified as personnel expenses with a counter-entry to a specific equity reserve, consists of the fair value of the option at the grant date determined on the basis of models which take account of factors and elements prevailing at the end of the reporting period, such as the exercise price of the option, the option term, the current price of the underlying shares, the expected volatility of the share price, expected dividends and the interest rate payable for a zero risk investment over the option term. If the option right may be exercised after a certain period of time or on the occurrence of certain performance conditions (the “vesting period”) the total value of the options is recognized on a straight-line basis over the vesting period. The estimate of the number of options which are expected to vest is updated at the end of each reporting period while the fair value determined on granting the options is neither reviewed nor updated. At the end of the vesting period the balance in equity is reclassified to the “Share premium reserve” for those options exercised and to “Retained earnings (losses carried forward)” for those not exercised.

• Translation of items in non euro currencies

Transactions in foreign currencies are translated into euros at the exchange rate prevailing at the date of the transaction. Exchange gains and losses arising on the settlement of transactions and those arising on the translation at year-end exchange rates of monetary assets and liabilities expressed in currencies other than the functional currency are recognized in the income statement.

Reference should be made to the paragraph “Financial instruments” for foreign currency transactions whose currency risk is hedged by derivatives.

• Treasury shares

Treasury shares are accounted for as a deduction from equity. The original cost of treasury shares and revenue from any subsequent sales are recognized as changes in equity.

• Revenue recognition

Revenue is recognized at the fair value of the consideration received, net of rebates and discounts. Revenue from the sale of goods is recognized when the Group transfers the risks and rewards of ownership of the goods to the purchaser. Revenue from services is recognized in the income statement by reference to the stage of completion and only when the outcome can be reliably estimated.

More specifically, the criteria followed by the Group in recognizing ordinary revenue are as follows:

•	revenue arising from post-paid traffic, interconnection and roaming is recognized on the basis of the actual usage made by each subscriber and telephone operator. Such revenue includes amounts paid for access to and usage of the Group network by customers and other domestic and international telephone operators;

•	revenue from the sale of prepaid cards and top-ups is recognized on the basis of the prepaid traffic actually used by subscribers during the year. The unused portion of traffic at year end is recognized as “Other payables — Prepaid traffic”;

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

•	revenue from the sale of mobile phones and fixed-line phones and related accessories is recognized at the time of sale;

•	one-off revenue from landline and mobile (prepaid or subscription) activation and/or substitution, prepaid top-up fees and the activation of new services and tariff plans is recognized for the full amount at the moment of activation independent of the period in which the actual services are rendered by the Group. In the case of promotions with a cumulative plan still open at year end, the activation fee is recognized on an accruals basis so as to match the revenue with the year in which the service may be used;

•	one-off fees received for the granting of rights to use owned fiber optic cables are recognized at the time of the transfer of the underlying right and, therefore, of the related risks and rewards.

Work in progress consists of specific projects commissioned by customers that are still in progress at the end of the reporting period. For projects whose outcome can be reliably estimated, the contractual revenue and related costs are recognized using the percentage of completion method based on the stage of the work being performed. For projects whose outcome cannot be reliably estimated, contractual revenue is recognized to the extent of the costs incurred when it is probable that these costs will be recovered.

Dividends are recognized when the shareholder is entitled to receive payment.

• Government grants

Government grants are recognized when a formal decision of the disbursing body has been taken, with revenue being directly matched to the costs to which a grant relates. Grants related to income are credited to “Other revenue” in the income statement, while grants relating to property, plant and equipment are recognized as deferred revenue and taken to the income statement on a straight-line basis over the useful life of the asset to which the grant directly relates.

• Finance income and expense

Interest is recognized on an accruals basis using the effective interest method, meaning at the interest rate that renders all cash inflows and outflows linked to a specific transaction financially equivalent.

•	Earnings per share

•	Basic

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to owners of the Parent by the weighted average number of the ordinary shares of the Parent outstanding during the year.

•	Diluted

Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to owners of the Parent by the weighted average of the number of ordinary shares of the Parent outstanding during the year where, compared to basic earnings per share, the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential shares, while the profit or loss for the year is adjusted for the effects of such conversion net of taxation. Diluted earnings per share are not calculated when there are losses, as any dilutive effect would improve earnings per share.

2.4	New accounting standards and interpretations

The Group has adopted all the newly issued and amended standards of the IASB and interpretations of the IFRIC, approved by the European Union, applicable to its transactions and effective for financial statements for years beginning on or after January 1, 2009.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The new accounting standards and interpretations adopted by the Group in the preparation of these consolidated financial statements as of and for the year ended December 31, 2009 are briefly described below:

•	IFRIC 13 — Customer Loyalty programmes

The Interpretation addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (‘awards’) to customers who redeem award credits.

This interpretation, effective from July 1, 2008, has had no effect on the Group’s consolidated financial statements at December 31, 2009.

•	IFRS 8 — Operating Segments

This standard, effective from January 1, 2009, supersedes IAS 14 Segment Reporting. IFRS 8 places particular emphasis on internal reports that are regularly reviewed by the entity’s chief operating decision maker, requiring entities to prepare segment reporting on the basis of the elements used by management to take operating decisions.

The introduction of IFRS 8 has led to a change in the way in which the Group presents this information, superseding the previous way of reporting this by primary segment (geographically) and secondary segment (by business). This has been done in order to present the data relating to the main groups which provide telephony services in a combined manner, providing details of their geographical location (Italy, Greece, Algeria, Pakistan, Egypt, Tunisia, Bangladesh, the Central African Republic and the Democratic People’s Republic of North Korea), as compared to the Group companies (belonging to OTH) which provide other services connected with and linked to the telephony business.

•	Amendment to IAS 23 — Borrowing Costs

The main change introduced with the revised version of IAS 23 is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

These changes, effective from January 1, 2009, have had no effect on the Group’s consolidated financial statements at December 31, 2009.

•	Amendment to IAS 1 — Presentation of Financial Statements: A Revised Presentation

The changes introduced, effective from January 1, 2009, provide for the presentation of all changes in equity resulting from transactions with owners in the statement of changes in equity and the presentation, either in the income statement or in a separate reconciliation, of the detail of income and expenses recognized directly in equity (these latter forming the “Other comprehensive income”).

•	Amendment to IFRS 2 — Share-based Payment: Vesting Conditions and Cancellations

This amendment clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted.

The amendment, effective from January 1, 2009, has had no effect on the Group’s consolidated financial statements at December 31, 2009.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

•	Amendments to IAS 32 and IAS 1 — Puttable Financial Instruments and Obligations Arising on Liquidation

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising only on liquidation should be classified as equity. The amendments to IAS 1 require disclosure of specific information about those instruments.

These amendments, effective from January 1, 2009, have had no effect on the Group’s consolidated financial statements at December 31, 2009.

•	Amendments to IFRS 1 and IAS 27 — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The amendments to IFRS 1 allow entities that adopt IFRS for the first time in their separate financial statements and that measure investments in subsidiaries, jointly controlled companies and associates at cost to measure those investments at deemed cost, represented by the fair value or the carrying amount under previous accounting principles.

The amendments to IAS 27 remove the definition of the “cost method” and introduce an entity’s obligation to recognize dividends from a subsidiary, jointly controlled entity or associate in the income statement in its separate financial statements once its right to receive the dividends is established.

These amendments, effective from January 1, 2009, have had no effect on the Group’s consolidated financial statements at December 31, 2009.

•	IFRIC12 — Service concession arrangements

IFRIC 12 gives guidance on the accounting by operators for infrastructure subject to service concession arrangements. It also distinguishes between the different stages of a service concession arrangement (construction/operation phases) and gives guidance on how revenue and expenses should be recognized in each case.

This interpretation, effective from January 1, 2008, governs situations and circumstances that are not present in the Group.

•	IFRIC 16 — Hedges of a Net Investment in a Foreign Operation

The interpretation provides general guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements.

This interpretation, effective from October 1, 2008, governs situations and circumstances that are not present in the Group.

•	Improvements to IFRS

On January 23, 2009, the European Union approved the amendments to IFRS (“Improvements”) issued by the IASB on May 22, 2008. Details are provided in the following paragraphs of those identified by the IASB as resulting in accounting changes for presentation, recognition and measurement purposes, leaving out amendments regarding changes in terminology or editorial changes which are likely to have minimal effects on accounting and improvements that relate to matters not applicable to the Group.

•	IFRS 5 — Non-Current Assets Held for Sale and Discontinued Operations: this amendment, effective for annual periods beginning on or after July 1, 2009, requires an entity that is committed to a sale plan involving the loss of control of a subsidiary to classify all the assets and liabilities of that subsidiary as held

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

for sale, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

•	IAS 1 — Presentation of Financial Statements (revised 2007): this amendment, effective from January 1, 2009, requires an entity to classify assets and liabilities arising from financial instruments that are not classified as held for trading between current and non-current assets and liabilities.

•	IAS 19 — Employee Benefits: this amendment, effective from January 1, 2009, clarifies the definition of positive/negative past service costs and states that in the case of a curtailment only the effect of the reduction for future service will be recognized immediately in the income statement, while the effect arising from past service periods will be considered a negative past service cost. The Board also revised the definition of short-term employee benefits and other long-term employee benefits and the definition of a return on plan assets, stating that this amount should be net of any costs for administering the plan (other than those included in the measurement of the defined benefit obligation).

•	IAS 23 — Borrowing Costs: this amendment, applicable from January 1, 2009, revises the definition of borrowing costs.

•	IAS 28 — Investments in Associates: this amendment, applicable from January 1, 2009, requires that for investments accounted for using the equity method a recognized impairment loss should not be allocated to any asset (and in particular goodwill) that forms part of the carrying amount of the investment in the associate, but to the carrying amount of the investment overall. Accordingly any reversal of that impairment loss is recognized in full.

•	IAS 36 — Impairment of Assets: this amendment, effective from January 1, 2009, requires additional disclosures to be made in the case in which an entity determines the recoverable amount of a cash-generating unit using discounted cash flows.

•	IAS 38 — Intangible Assets: this amendment, effective from January 1, 2009, requires expenditure on advertising and promotional activities to be recognized in the income statement. Further, it states that in the case expenditure is incurred to provide future economic benefits to an entity, but no intangible asset is recognized, in the case of the supply of goods the entity recognizes such expenditure as an expense when it has the right to access the goods. In the case of the supply of services, an entity recognizes the expenditure as an expense when it receives the services. Moreover, the standard has been revised in order to allow entities to use the diminishing balance method and the unit of production method for determining the amortization charge for an intangible asset with a finite useful life. This amendment has had no effect on the Group’s consolidated financial statements.

•	IAS 39 — Financial Instruments: Recognition and Measurement: this amendment, effective from 1 January 2009, clarifies: i) how to calculate the revised effective interest rate on ceasing fair value hedge accounting and ii) that the prohibition on the reclassification of financial instruments into or out of the fair value through profit or loss category after initial recognition should not prevent a derivative from being accounted for at fair value through profit or loss when it does not qualify for hedge accounting and vice versa. Finally, in order to eliminate conflict with IFRS 8 — Operating Segments, it removes the reference to designating and documenting hedges at sector level. This amendment has had no effect on the Group’s consolidated financial statements at December 31, 2009.

•	IFRIC 15 — Agreements for the Construction of Real Estate

This interpretation, effective from January 1, 2009, provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of IAS 11 Construction Contracts or IAS 18 Revenue and when revenue from the construction should be recognized.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

•	Amendments to IAS 39 and IFRS 7 — Reclassification of Financial Assets — Effective Date and Transition.

This amendment, introduced in November 2008 and effective starting July 1, 2008, provides guidance on the effective date of the amendments to IAS 39 and IFRS 7 introduced in October 2008.

•	Amendments to IFRS 7 Improving Disclosures about Financial Instruments.

The amendments, effective from January 1, 2009, are aimed at improving the disclosure requirements about fair value measurements and reinforce existing principles for disclosures about the liquidity risk associated with financial instruments.

•	Amendments to IFRIC 9 and IAS 39 — Embedded Derivatives.

The amendments, which are required to be applied for annual periods ending on or after June 30, 2009, clarify the accounting treatment of embedded derivatives for entities that have used the option of reclassifying financial instruments introduced by the IASB in October 2008.

•	New standards and interpretations not yet effective

The following standards and interpretations had been issued at the date of these notes but were not yet effective for the preparation of these consolidated financial statements at December 31, 2009.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

Standard/Interpretation	IASB Effective Date	EU Endorsement

IFRS 3 — Business Combinations (revised January 2008)	Annual financial statements beginning on or after July 1, 2009	Endorsed
IFRS 1 — First-time Adoption of IFRS (revised November 2008)	First IFRS financial statements for a period beginning on or after July 1, 2009	Endorsed
Amendment to IAS 39 — Financial Instruments: Recognition and Measurement (Eligible Hedged Items)	Annual financial statements beginning on or after July 1, 2009	Endorsed
Amendment to IAS 27 — Consolidated and Separate Financial Statements	Annual financial statements beginning on or after July 1, 2009	Endorsed
IFRIC 17 — Distribution of Non-cash Assets to Owners	Annual financial statements beginning on or after July 1, 2009	Endorsed
IFRIC 18 — Transfers of Assets from Customers	Annual financial statements beginning on or after July 1, 2009	Endorsed
Improvements to IFRSs (April 2009)	Effective dates between July 1, 2009 and January 1, 2010 (or subsequent)	Not endorsed
Amendments to IFRS 2 — Group Cash-settled Share-based Payment Transactions	Annual financial statements beginning on or after January 1, 2010	Not endorsed
Amendments to IAS 32 — Classifications of rights issues	Annual financial statements beginning on or after February 1, 2010	Endorsed
IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments	Annual financial statements beginning on or after July 1, 2010	Not endorsed
Amendments to IFRIC 14 — Prepayment of a minimum Funding Requirement	Annual financial statements beginning on or after January 1, 2011	Not endorsed
Revised IAS 24 — Related Party Disclosures	Annual financial statements beginning on or after January 1, 2011	Not endorsed
IFRS 9 — Financial Instruments (completion of first part of the three-part project to replace IAS 39 Financial Instruments: Recognition and Measurement with a new standard)	Annual financial statements beginning on or after January 1, 2013	Not endorsed

The Group is currently assessing any impact the new standards and interpretations may have on the financial statements for the periods in which they become effective.

2.5	Use of estimates

The preparation of these consolidated financial statements requires management to apply accounting policies and methodologies that are based on complex, subjective judgments, estimates based on past experience and assumptions determined from time to time to be reasonable and realistic given the related circumstances. The use of these estimates and assumptions affects the amounts reported in the statement of financial position, the income statement and the cash flow statement as well as the notes. If in future, such estimates based on management valuation, should differ from real events, such estimates would be corrected so to reflect the change of the period. Certain measurement processes, in particular the more complex of these such as the assessment of any impairment losses for non-current assets, are generally carried out in a more detailed manner only during the preparation of the annual financial statements, when all the information that may be required is available, excluding situations in which there is an indication that an asset may be impaired when an immediate calculation of any impairment losses needs to be made.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The accounting policies requiring a higher degree of subjective judgment in making estimates and for which changes in the underlying conditions could significantly affect the consolidated financial statements are briefly described below.

•	Goodwill: goodwill is tested for impairment at least on an annual basis to determine whether any impairment losses have arisen that should be recognized in the income statement. More specifically, the test is performed by allocating the goodwill to a cash generating unit and subsequently estimating the unit’s fair value; should the fair value be lower than the carrying amount of the CGU, an impairment loss is recognized for the allocated goodwill. The allocation of goodwill to cash generating units and the determination of the fair value of a CGU require estimates to be made that are based on factors that may vary over time and that could as a result have an impact on the measurements made by management which might be significant.

•	Impairment losses on non-current assets: non-current assets are reviewed to determine whether there are any indications that it may be difficult to recover the carrying amount of these assets and that they have suffered an impairment loss that needs to be recognized. In order to determine whether any such elements exist it is necessary to make subjective measurements, based on information obtained within the Group and from the market and past experience. When a potential impairment loss emerges it is estimated by the Group using appropriate valuation techniques. The identification of the elements that may determine a potential impairment loss and the estimates used to measure such loss depend on factors which may vary over time, thereby affecting estimates and measurements.

•	Depreciation of non-current assets: the cost of property, plant and equipment is depreciated on a straight-line basis over the useful lives of the assets. The useful lives of property, plant and equipment are determined when the assets are purchased and are based on the past experience of similar assets, market conditions and forecasts concerning future events which may affect them, amongst which are changes in technology. The actual useful lives may therefore differ from estimates. The Group regularly reviews technological and business sector changes, dismantling costs and recoverable amounts in order to update residual useful lives. Such regular updating may entail a change to the depreciation period and consequently a change to the depreciation charged in future years.

•	Deferred tax assets: the recognition of deferred tax assets is based on forecasts of future taxable profit. The measurement of future taxable profit for the purposes of determining whether or not to recognize deferred tax assets depends on factors which may vary over time and which may lead to significant effects on the measurement of this item.

•	Provisions: in provisions the Group recognizes the probable liabilities that may arise from disputes with employees, suppliers and third parties and, in general, from the losses it may be required to incur as a result of past obligations. The determination of such provisions entails making estimates based on currently known factors which may vary over time and which could actually turn out to be significantly different from those taken into consideration in preparing the financial statements.

2.6	Risk management

During the ordinary course of its business the Weather Group is exposed to financial and non financial risks. These risks are managed by defining guidelines and general objectives, monitoring the identified risks and excluding the use of financial instruments for speculative purposes.

The means by which the various types of risk are managed and the sensitivity analysis performed on these risks are described below.

•	Credit risk

The Group’s credit risk is associated with both trade and financial receivables.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The Group manages the credit risk associated with trade receivables in advance by carrying out a preventive credit check process, which ensures that all customers requesting new products and services or additions to existing services are reliable and solvent, giving preference to contracts which provide for the use of automatic payment methods with the aim of reducing the underlying credit risk, and subsequently by monitoring overdue receivables. The exposure of trade receivables to credit risk is represented by their realizable value, which amounted to €2,315 million (including other receivables) at December 31, 2009. In general, there is a limited concentration of receivables due to the diversification of products and services offered to customers. More specifically, receivables are to a slight extent concentrated in transactions between the Weather Group and other operators (relating to interconnection and roaming traffic) and authorized dealers (relating to the sale of mobile and fixed-line handsets and top-up cards). As a result, the Group is exposed to minimal losses on receivables mainly due to prepaid customers. The Group’s credit risk associated with financial receivables (essentially deposits, current accounts and hedging derivative contracts) is managed by prudent criteria. In order to limit the credit risk prime financial institutions are used for agreements for short-term investments and derivatives. The exposure to credit risk on derivative contracts is represented by their realizable value, which is their fair value when positive. The fair value of derivative contracts at December 31, 2009 was a positive €337 million, while the fair value of the entire portfolio was a negative €303 million.

The OTH Group is exposed to specific credit risk arising from one-off transactions. More specifically:

•	OTH sold its investment in Orasinvest in November 2008. The total receivable from the sale prior to price adjustments amounted to USD180 million. At December 31, 2008, an amount of USD90 million was still outstanding, prior to price adjustments. During 2009, USD65 million were collected (equal to €45 million), the residual receivable will be collected in 2010;

•	OTH entered two loans agreements in 2008 to provide a total amount of USD423 million (equal to €294 million) to Globalive Wireless Management Corp (“GWMC”), a subsidiary of the associate Globalive Investment Holdings Corp.

During 2009 a new loan was issued for USD131 million (equal to €91 million). A total of USD645 million (equal to €448 million) was still outstanding at December 31, 2009 under these agreements. The loans were provided to GWMC to acquire spectrum licenses in Canada. The licenses were awarded to GWMC on a final basis in March 2009 by the Canadian Industry Ministry. In December 2009, following a decision of the Canadian Government, GWMC entered the Canadian wireless market under the name of WIND Mobile. Based on business plan projections it is expected that GWMC will be able to repay the loan received when it is fully operational.

•	Liquidity risk

The Group is financed partly by equity and partly by debt. Debt consists of short-term and long-term loan agreements and bonds placed in part with private institutions and in part on the open market with both floating and fixed interest rates. Agreements may contain clauses that require repayment upon the occurrence of certain events.

It should be noted that on September 24, 2009, the Guaranteed Secured Exchangeable Bond issued by Weather Capital Finance SA, for a nominal amount of €825 million and maturity February 2013, was repaid early for a total of €832 million, including accrued interest and cost.

Contracts containing payment commitments over the term of the agreement are entered for loans of this nature to hedge interest rate and currency risks; in the event of early repayment or a negative fair value these may cause a financial commitment to arise. Certain loan agreements contain financial covenants which the Group must respect over the term of the loan.

Except for that indicated for the Hellas Group in note 1.1, at December 31, 2009 there has not been any breach of the financial covenants.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

Liquidity risk is managed through prudent funding, the use of short-term securities and the availability of adequate committed credit facilities. Each operating company is responsible for its own cash flow management, under the supervision of the sub-holdings which monitor liquidity forecasts on the basis of expected cash flows and available credit facilities. The management of liquidity risk is guided by criteria whose aim is to hold an adequate level of treasury funds which are readily available to meet financing requirements. Up to December 31, 2009, the liquidity available to the Group allowed it to amply cover its short-term financial liabilities.

The contractual due dates for financial liabilities, including those for interest payments, at December 31, 2009 and 2008, are set out in the following tables.

	Carrying Amount at	Contractual	Within	1-5	More than
	December 31, 2009	Cash-Flows	1 Year	Years	5 Years
		(Millions of euro)

Non-derivative financial liabilities
Financing from banks	8,853	10,218	1,580	8,623	15
Bonds	7,244	12,417	672	4,931	6,814
Bank overdraft	117	122	122	0	0
Financing from others	39	48	23	10	15

Total	16,253	22,805	2,397	13,564	6,844

Derivative financial liabilities
Inflows	106	3,981	280	1,317	2,383
Outflows	(639)	(4,695)	(468)	(1,677)	(2,549)

Total	(533)	(714)	(188)	(359)	(166)

	Carrying Amount at	Contractual	Within	1-5	More than
	December 31, 2008	Cash-Flows	1 Year	Years	5 Years
		(Millions of euro)

Non-derivative financial liabilities
Financing from banks	11,147	(15,130)	(762)	(11,298)	(3,070)
Bonds	5,006	(7,466)	(441)	(3,468)	(3,557)
Convertible bonds	730	(988)	(39)	(949)	0
Bank overdraft	45	(48)	(48)	0	0
Financing from others	45	(46)	(23)	(23)	0

Total	16,973	(23,678)	(1,313)	(15,738)	(6,627)

Derivative financial liabilities
Inflows	28	3,222	819	1,597	806
Outflows	(333)	(3,163)	(807)	(1,439)	(917)

Total	(305)	59	12	158	(111)

•	Market risk

The Group is exposed to market risk as a result of changes in interest rates and fluctuations in exchange rates in the markets in which it operates and as a consequence of bond issues. The Group’s strategy to manage interest rate and currency risks is aimed at both managing and controlling such financial risks. More specifically, this strategy is

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

aimed wherever possible at eliminating currency risk, optimizing debt cost and managing derivatives in compliance with the policies and strategies defined within the Group, taking into consideration the different effects that these instruments could have on the income statement and the statement of financial position as a function of their classification and accounting treatment. In particular, the Group has entered into a certain number of agreements for derivative financial instruments to manage its exposure to interest rate and currency risk, including for example currency swaps to manage the currency risk associated with bonds denominated in foreign currencies, currency forward contracts to manage currency risk and interest rate swaps to mitigate the risk of a rise in interest rates.

The Group’s loans generally bear interest at variable rates. The basic strategy for hedging interest rate risk is to balance the debt load with an appropriate mixture of fixed and variable interest rate borrowings based on the Group’s expectations of future interest rate movements. The risk is monitored by comparing the effect of a change in the benchmark variable rate on the Group’s finance expense.

More specifically, an interest rate sensitivity analysis was carried out at December 31, 2009 taking an increase of 100 basis points in the euro interest rate yield curve with respect to the Group’s exposure, and this would have led to a rise in finance expense of approximately €4 million at that date.

Group subsidiaries are encouraged to obtain funding in their functional currency in order to achieve a natural hedging of the currency risk for such funding. However since certain transactions are carried out in foreign currency, the Group may in any case be exposed to the risk of exchange rate fluctuations. As a result, certain agreements have been entered into hedge this risk.

More specifically, the OTH Group is exposed to the risk of changes in the exchange rates connected with its investing, financing and operating activities: the main currencies for which the OTH Group has an exposure are the US dollar, CAD and euro. The risk monitored regards loans, trade payables and expected dividends. At December 31, 2009, the Group’s financial liabilities included loans of USD4,232 million and €248 million which in certain cases are covered by hedging agreements. In particular, at December 31, 2009, Pakistan Mobile Communication Limited (PMCL) had loans of USD177 million and €190 million fully hedged by cross currency swap agreements in respect of which the repayment of capital and the payment of interest are regulated in Pakistan rupees.

The OTH Group performed sensitivity analyses in the event of an appreciation of 10% in the euro and US dollar against its functional currency; in these cases there would have been an increase in foreign exchange losses of €257 million in the case of the appreciation of US dollar and €42 million in the case of the appreciation of Euro.

Considering that the total of loans and bonds outstanding at December 31, 2009 amounted to €16,273 million, the fixed to floating ratio was as follows at that date.

	Outstanding at	Rate at
	December 31, 2009	December 31, 2009
	(Millions of euro)

At fixed rate	14,318	88%
At floating rate	1,955	12%

•	Fair value hierarchy

For fair value measurement recognized in the statement of financial position, IFRS 7 requires an entity to classify fair value measurements on the basis of a fair value hierarchy, with the following levels, by reference to the significance of the inputs used in making measurement:

•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly (as prices) or indirectly (derived from prices) on the market;

•	Level 3 — inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following table analyses financial instruments carried at fair value, by valuation method, at December 31, 2009:

	Note	Level 1	Level 2	Level 3	Total
	(Millions of euro)

Assets at fair value	7
Held for trading		23			23
Available for sale		6			6
Derivative financial instruments			231	106	337

Total assets		29	231	106	366
Liabilities at fair value	17
Derivative financial instruments			570	69	639

Total liabilities			570	69	639

In 2009 there were no transfers neither from Level 1 to Level 2 or vice versa nor from Level 3 to other levels or vice versa.

•	Political and economic risk in emerging countries

A substantial part of the OTH Group’s operations is carried out in Algeria, Pakistan, Egypt, and Tunisia. The operating results of the OTH Group are and will be affected by the current and future economic and political developments in these countries and, especially, by the level of economic activity taking place there. In particular, the operations carried out by the OTH Group in those countries and its ability to ensure continuity could be adversely affected by weaknesses in the local economies and potentially harmful changes in the political structure. These changes could also have an unfavorable impact on financial conditions, performance and business prospects. In this respect the political, economic and financial difficulties of Pakistan, together with the significant devaluation of the Pakistan rupee, have had an affect on the Group’s financial and economic performance.

•	Specific regulatory risk in emerging countries

The various jurisdictions in which the OTH Group operates could amend and change laws and regulations in such a way as to cause an unfavorable effect on the Group’s financial position. For example, laws, regulations or administrative practices relating to taxation (including the current tendency to withhold tax on the dividends of subsidiaries in these countries and grant tax relief for certain operations) could change, as could exchange rates or other factors. All of these changes could cause unfavorable effects on the financial activities of the OTH Group and on its ability to receive funds from its subsidiaries.

•	Risk associated with exchange rates, devaluations and the inability to obtain funding abroad

Revenue generated by the majority of the foreign subsidiaries within the OTH Group is expressed in local currency. The OTH Group expects to receive most of this revenue from its subsidiaries and therefore it relies on their ability to transfer funds. The laws and regulations of certain of the countries in which the mobile telephone subsidiaries of the OTH Group operate could reduce their ability to pay interest and dividends and to repay loans, credit instruments and securities expressed in foreign currency through the export of currency. In addition, in some countries it could be difficult to convert large amounts of foreign currency owing to the strict rules imposed by central banks. Moreover, no assurance can be given that central banks will not introduce measures in the future limiting the exchange of foreign currency and, accordingly, no guarantee can be given that the ability of the OTH Group to receive funds from its subsidiaries will not be restricted.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The fact that each subsidiary within the OTH Group earns its revenue and incurs its operating expenses mostly in local currency leads to exchange rate fluctuations and devaluations. The operating results of the OTH Group companies are presented in US dollars before being consolidated in Weather Investments SpA and are therefore subject to exchange rate fluctuations between the US dollar and the local currencies, which include the euro, the Algerian dinar, the Egyptian pound, the Tunisian dinar, the Pakistan rupee, the Bangladesh taka and the Canadian Dollar.

In periods when there were significant devaluations of local currencies against the US dollar, the OTH Group was able to increase its prices expressed in local currency to partially compensate for the change in the exchange rate. The Group may not be able to repeat such practice in the future. Moreover, investment expenditure incurred by the OTH Group is denominated partly in euros and partly in US dollars and is generally funded by operating cash flows and loans expressed in local currency. This implies that the Group has to incur an increase in the cost (in local currency) to finance such investments whenever the local currency is devalued with respect to the US dollar or euro.

The OTH Group attempts to hedge the exchange rate exposure with respect to the euro or the US dollar for entities having receipts denominated in either of those currencies and not in local currency even if in certain cases the subsidiary’s local currency market is not sufficiently developed. As a consequence, the fluctuation of the local currency exchange rate with the US dollar or the euro could lead to losses. The OTH Group seeks to reduce its exposure to currency risks arising from transactions through a policy of matching assets and liabilities, where possible. Despite this, the ability of the OTH Group to reduce currency risk exposure could be limited by restrictions on obtaining loans denominated in local currencies. In general, the OTH Group cannot guarantee its ability to reduce its exposure to exchange rate fluctuations through its local currency exposure. The potential inflation in certain local economies may reduce a customer’s ability to pay for the services provided by the OTH Group and moreover undermine or have an adverse effect on the stability of the telecommunications industry in those countries. The ability of the OTH Group to operate depends strictly on the market economies of the countries in which its subsidiaries are located. These countries are characterized by economies that are in various stages of development or are undergoing structural reform; some of these countries are experiencing rapid fluctuations in terms of retail prices, employment rates, gross domestic product, and interest and foreign exchange rates. The OTH Group may be exposed to such fluctuations in the local economies and to their effects on the ability of its customers to pay for the services provided. Moreover, these fluctuations could affect the market’s ability to sustain the OTH Group’s existing interest in the telecommunications sector or growth of any kind in that sector. It is also possible that a period of high inflation in any of the markets in which the OTH Group is present could have an unfavorable effect on its costs and financial conditions.

3	SEGMENT REPORTING

Segments have been identified by taking into consideration the Group’s organizational structure and its system of internal reporting. More specifically, the segments to which these disclosures relate are operating segments or aggregations of operating segments which are regularly reviewed by management.

The format selected provides information on the results, financial position and cash flows of the main companies of the Group providing telephony services (fixed and mobile), analyzed by their geographical location (Italy, Greece, Algeria, Pakistan, Egypt, Tunisia, Bangladesh, the Central African Republic and the Democratic

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP — (Continued)
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

People’s Republic of North Korea) and summarized information for the other Group companies which provide services connected with and linked to the telephony business and the holding companies.

SEGMENT INFORMATION: BUSINESS

	2009	2008
	12 Months	12 Months
	(Millions of euro)

Products and services:
Mobile	6,006	6,143
Fixed — line and Internet	4,065	4,019
Other revenue & income	265	250

Total revenue	10,336	10,412

Notes to the Consolidated
Financial Statements at December 31, 2009

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

										Other
										Telecom
										Operating	Other			Intercompany
								Central		Segments	Telecom			Eliminations and
								and South	North	(GSM	Services		Holdings	Consolidation
	Italy	Greece	Algeria	Pakistan	Egypt	Tunisia	Bangladesh	Africa	Korea	& Fixed)	(Non GSM)	Total	& Others	Adjustments	Consolidated
	(millions of euro)

Total segment revenue — December 31, 2009	5,726	1,074	1,346	763	687	257	253	60	19	46	264	10,495	30		10,525
Total segment revenue — December 31, 2008	5,519	1,264	1,429	841	619	247	197	17	—	286	270	10,689	29		10,718
(Inter-segment revenue — December 31, 2009)	(60)	(16)	(36)	(6)	(1)	(20)	—	—	—	—	(33)	(172)	(17)		(189)
(Inter-segment revenue — December 31, 2008)	(8)	(15)	(32)	(16)	—	(25)	—	—	—	(118)	(70)	(284)	(22)		(306)
Total revenue from external customers — December 31, 2009	5,666	1,058	1,310	757	686	237	253	60	19	46	231	10,323	13		10,336
Total revenue from external customers — December 31, 2008	5,511	1,249	1,397	825	619	222	197	17	—	168	200	10,405	7		10,412
Purchases and services — December 31, 2009	(3,159)	(677)	(493)	(426)	(275)	(93)	(137)	(40)	(5)	(37)	(183)	(5,525)	1	158	(5,366)
Purchases and services — December 31, 2008	(3,046)	(718)	(477)	(491)	(253)	(70)	(139)	(10)	(1)	(128)	(182)	(5,515)	73	64	(5,378)
Other expenses — December 31, 2009	(144)	(41)	(66)	(12)	(61)	(9)	(26)	(4)	—	(2)	(15)	(380)	(25)	13	(392)
Other expenses — December 31, 2008	(113)	(43)	(26)	(16)	(54)	(9)	(44)	(3)	—	(9)	(8)	(325)	(5)	(10)	(340)
Wages and employees benefit expenses — December 31, 2009	(363)	(81)	(56)	(45)	(29)	(17)	(15)	(16)	(1)	(13)	(30)	(666)	(40)	—	(706)
Wages and employees benefit expenses — December 31, 2008	(352)	(83)	(57)	(39)	(27)	(15)	(13)	(4)	(1)	(13)	(29)	(633)	(33)	—	(666)
EBITDA — December 31, 2009	2,000	259	695	274	321	118	75	—	13	(6)	3	3,752	(51)	171	3,872
EBITDA — December 31, 2008	2,000	405	837	279	285	128	1	—	(2)	18	(19)	3,932	42	54	4,028
Depreciation and amortization — December 31, 2009	(918)	(255)	(243)	(173)	(121)	(40)	(86)	(20)	(6)	—	(17)	(1,879)	(3)	10	(1,872)
Depreciation and amortization — December 31, 2008	(1,035)	(252)	(229)	(167)	(101)	(39)	(63)	(3)	—	(6)	(13)	(1,908)	(2)	—	(1,910)
Impairment of non current assets — December 31, 2009	4	(1,549)	(11)	(17)	—	—	—	—	—	(1)	(9)	(1,583)	—	—	(1,583)
Impairment of non current assets — December 31, 2008	(3)	(15)	—	(5)	—	—	—	—	—	(21)	(1)	(45)	—	12	(33)
Gains (losses) on disposal of non current assets — December 31, 2009	(10)	3	—	1	—	—	(1)	—	—	45	—	38	(14)	(27)	(3)
Gains (losses) on disposal of non current assets — December 31, 2008	(8)	—	(18)	(29)	(15)	(2)	(5)	—	—	3	—	(74)	130	—	56
Interest income — December 31, 2009	170	1,248	2	25	4	1	—	(5)	2	—	—	1,447	263	(218)	1,492
Interest income — December 31, 2008	88	32	2	107	3	1	1	(1)	—	1	1	235	195	(187)	243
Interest expense — December 31, 2009	(847)	(346)	(7)	(88)	(46)	(4)	(19)	(5)	—	(13)	(6)	(1,381)	(1,924)	1,399	(1,906)
Interest expense — December 31, 2008	(788)	(407)	(10)	(81)	(36)	(8)	(19)	(1)	—	(11)	(8)	(1,369)	(621)	253	(1,737)
Share of profit (losses) of Associates — December 31, 2009	—	—	—	—	—	—	—	—	—	(34)	—	(34)	—	—	(34)
Share of profit (losses) of Associates — December 31, 2008	—	—	—	—	—	—	—	—	—	(2)	—	(2)	—	—	(2)
Foreign exchange gain — December 31, 2009	151	3	13	—	8	7	1	7	—	—	—	190	70	3	263
Foreign exchange gain — December 31, 2008	150	4	26	—	2	6	2	—	—	6	2	198	6	—	204
Foreign exchange (losses) — December 31, 2009	(152)	(3)	(16)	(49)	(5)	(9)	(1)	(7)	—	—	(2)	(244)	(1)	—	(245)
Foreign exchange (losses) — December 31, 2008	(150)	(3)	(29)	(177)	(6)	(5)	(2)	(1)	—	(10)	(5)	(388)	(63)	—	(451)
Profit (Loss) Before Tax — December 31, 2009	398	(640)	433	(27)	161	73	(31)	(30)	9	(9)	(31)	306	(2,247)	1,925	(16)
Profit (Loss) Before Tax — December 31, 2008	254	(236)	579	(73)	132	81	(85)	(6)	(2)	(22)	(43)	579	(313)	132	398
Net debt:
Net debt — December 31, 2009	8,540	2,206	(82)	551	255	9	225	28	(14)	30	(34)	11,714	4,013	(211)	15,516
Net debt — December 31, 2008	8,527	3,239	(70)	603	313	48	207	(7)	(2)	—	(13)	12,845	3,841	(48)	16,638
Total assets — December 31, 2009	16,054	2,685	1,724	1,490	997	338	674	247	107	(26)	404	24,694	12,394	(13,274)	23,814
Total assets — December 31, 2008	14,974	4,287	1,745	1,806	953	336	693	131	91	78	385	25,479	12,178	(12,725)	24,932
PPE AND Intangible assets — December 31, 2009	11,473	2,227	1,219	1,240	873	245	621	193	76	30	189	18,386	183	(504)	18,065
PPE AND Intangible assets — December 31, 2008	11,454	3,870	1,365	1,431	854	261	641	108	61	24	219	20,288	202	(501)	19,989
Capital expenditure — December 31, 2009	914	131	190	112	166	33	94	40	25	—	77	1,782	22	—	1,804
Capital expenditure — December 31, 2008	796	176	119	362	313	34	301	12	47	56	104	2,320	8	—	2,328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Notes to the Consolidated
Financial Statements at December 31, 2009

4	ACQUISITIONS AND DISPOSALS, ASSETS AND LIABILITIES HELD FOR SALE

•	Acquisitions

In January 2009, Telecel Globe, a subsidiary of OTH, finalized the purchase of “Cell One”, a mobile operator in Namibia, for a total cost of 59 million dollars, of which 32 million dollars was paid on acquisition and the balance was due in January 2010. The following tables show the price for the acquisition and the net assets acquired:

	Fair Value	Book Value
	(Millions of euro)

Assets
Property, plant and equipment	22	22
Intangible assets	11	18
Deferred tax assets	12	12
Inventories	1	1
Trade receivables	2	2
Other receivables	0	1
Liabilities
Financial liabilities (non-current)	22	22
Other non-current liabilities	2	2
Deferred tax liabilities	2	5
Trade payables	11	11
Net assets/(liabilities) acquired	11	16

(Millions of euro)

Price paid:
— Price	42
— Direct acquisition costs	0
Total	42
Fair value of net assets acquired	11

Goodwill	31

It should be noted that the opening balances at December 31, 2008 has been changed following the OTH Purchase Price Allocation relating to Telecel Globe e Multimedia Mega Store. In particular, the balance Property, plant and equipment has been decreased by €3 million while Intangible assets and deferred tax liabilities has been increased respectively for €9 million and €6 million.

In January 2009, OTH was awarded a contract to manage one of the two Lebanese mobile telecommunication operators, which does business under the “Alfa” brand. By signing this contract, which has a renewable term of one year, OTH has undertaken to increase Alfa’s customer base from 600,000 at the end of 2008 to a million by the end of 2009. The fee payable by the Republic of Lebanon is related to the operator’s performance, measured on the basis of spending capacity of each active customer. The Republic of Lebanon is responsible for the investment plan for the entire contract term.

On July 17, 2009, following the signing on April 28, 2009 of a framework agreement with 4G Retail Srl, the subsidiary Mondo WIND Srl completed its acquisition of Phone Srl, which manages 126 sales points throughout

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Italy and whose business is the sale of mobile and fixed telephony products and services. The total cost for the acquisition was €32 million.

The following tables show the price for the acquisition and the net assets acquired:

(Thousands of euro)

Price paid:
— Price	32,418
— Direct acquisition costs	351

Total	32,769
Fair value of net assets acquired	32,418
Goodwill	351

	Carrying Amount	Fair Value
	(Thousands of euro)

Assets
Property, plant and equipment	208	208
Intangible assets	9,483	28,714
Financial assets	450	450
Inventories	2,895	2,895
Other receivables	1,002	1,002
Cash and cash equivalents	673	673
Liabilities
Employee benefits	431	431
Trade payables	52	52
Other payables	1,041	1,041
Net assets/(liabilities) acquired	13,187	32,418

The cash flow used to acquire Phone Srl was as follows.

(Thousands of euro)

Transaction price paid in cash	32,769
(Cash and cash equivalents of the acquired company)	(673)

Cash outflow resulting from the acquisition	32,096

On October 28, 2009, regarding the sale of Hellas Telecommunications II assets to Weather Finance III Sarl (the subsidiary of Weather Finance II Sarl), the subsidiary Wind Telecomunicazioni SpA purchased from the subsidiary Weather Finance I Sarl 80 shares (equal to 16%) in the share capital of its wholly owned subsidiary Weather Finance II Sarl, for a total consideration of €2 thousand.

On October 30, 2009, Weather Investments SpA purchased 250 shares in Klarolux Investments Sarl, a company incorporated and existing under the laws of Luxembourg, constituting the entire issued capital of the company, for a total consideration of €17.5 thousand. Subsequently, Klarolux bought three derivative financial instruments payable by Hellas Telecommunications II Sarl.

On the same date, the Parent sold its entire stake in Weather Finance III Sàrl (formerly Bosinga Investments Sàrl) to the subsidiary Weather Finance II Sàrl for a total consideration of €12.5 thousand.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

On November 27, 2009, the sale of Hellas II’s assets was completed, including its shareholding in WIND Hellas Telecommunications SA and Hellas Telecommunications IV Sarl, to Weather Finance III Sarl (a subsidiary of Weather Investments SpA) for a total consideration of €10 thousand (for further details, please refer to note 1.1).

Following the sale, Hellas II is no longer controlled by the Group. The relevant liabilities will be claimed to the administrator which will satisfy the requests with the revenue from the assets sold.

At December 31, 2009, the Group had a holding of 51.89% in the subsidiary Orascom Telecom Holding SAE (52.07% at December 31, 2008). During 2009, the following transactions occurred:

•	the purchase of 5,085,607 OTH treasury shares (GDRs) (of which 1,695,209 acquired by Orascom Telecom Holding SAE and 3,390,398 by Weather Capital Sàrl);

•	the sale of 6,022,424 OTH treasury shares (GDRS) (of which 1,080,120 sold by Orascom Telecom Holding SAE, 2,712,304 by Weather Capital Sàrl and 2,230,000 by Weather Capital Special Purpose 2 SA), as previously commented in note 1.2.

In the above transactions, the difference between the acquisition cost and the respective portion of accounting equity has been recognized directly as a decrease in equity. Further details of this may be found in note 15.

At their meeting held on June 7, 2009, the shareholders of the subsidiary OTH approved the distribution of a dividend of €105 million. On August 27, 2009, Weather Group received dividends of €57 million, of which €44 million through 1,978,979 OTH treasury shares and the difference in cash.

•	Assets and liabilities held for sale

Certain companies have been classified as non-current assets held for sale at December 31, 2009, following all IFRS 5 requirements. More specifically, the item refers mainly to Link Dot Net and Link Egypt, subsidiaries of the OTH Group.

The following table provides details of the non-current assets and liabilities held for sale at December 31, 2009:

At December 31, 2009
(Millions of euro)

Assets
Property, plant and equipment	33
Intangible assets	21
Trade receivables	9
Other receivables	3
Cash and cash equivalents	12
Non-current assets classified as held for sale
Liabilities	78

Financial liabilities (non-current)	20
Deferred tax liabilities	1
Trade payables	10
Other payables	7
Liabilities directly associated with Non-current assets classified as held for sale	38

Net assets classified as held for sale	40

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

5	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2009, Property, plant and equipment amount to €7,577 million (€7,720 million at December 31, 2009), a decrease of €143 million over December 31, 2008, mainly as the result of depreciation (€1,367 million), negative changes in the foreign exchange rate between the euro and the currencies of emerging countries (€212 million) and the effect of reclassifying certain assets as held for sale (€33 million), for which details may be found in note 4. This decrease was partially offset by new investments for the year (€1,518 million) and the inclusion in the consolidation scope of the new mobile operator in Namibia (€23 million). The following table provides an analysis of the changes in this item for year 2009.

	Land and	Plant and			Assets under
	Buildings	Machinery	Equipment	Others	Construction	Total
	(Millions of euro)

Cost
At December 31, 2008	137	13,554	124	625	957	15,397

Additions	25	609	13	32	839	1,518
Disposals	(8)	(232)	(3)	(32)	(1)	(276)
Change in scope of consolidation	1	5	11	2	4	23
Reclassifications to assets held for sale	0	(50)	0	(2)	(2)	(54)
Impairment losses	0	0	0	0	(12)	(12)
Exchange rate differences	(3)	(279)	(1)	(7)	(33)	(323)
Other	(1)	645	1	33	(746)	(68)

At December 31, 2009	151	14,252	145	651	1,006	16,205

Accumulated depreciation and Impairment losses
At December 31, 2008	18	7,089	93	477	0	7,677

Disposals	(1)	(214)	(3)	(28)	0	(246)
Change in scope of consolidation	0	(8)	7	1	0	0
Reclassifications to assets held for sale	0	(20)	0	(1)	0	(21)
Impairment losses	0	3	0	1	0	4
Depreciation	6	1,288	14	59	0	1,367
Exchange rate differences	0	(106)	(1)	(4)	0	(111)
Other	(1)	(43)	(1)	3	0	(42)

At December 31, 2009	22	7,989	109	508	0	8,628

Net carrying amount
At December 31, 2008	119	6,465	31	148	957	7,720

At December 31, 2009	129	6,263	36	143	1,006	7,577

The more significant investments for the year relate to radio links and high frequency equipment necessary for the enhancement of the GSM networks of the OTH Group, in particular those of the companies in Egypt (Mobinil), in Pakistan (Pakistan Mobile Communications Limited, PMCL), in Bangladesh (PVT Limited) and in Algeria (OTA) and that of Menacable. The increase is also due to capitalizations of internal costs incurred during the

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

planning and development of the mobile telephone network, most of which relating to the OTH Group and classified as “Plant and machinery” and “Assets under construction”.

6	INTANGIBLE ASSETS

As of December 31, 2009, Intangible assets amount to €10,488 million (€12,269 million at December 31, 2008), a decrease of €1,781 million over December 31, 2008, due to the impairment loss for €1,571 million, of which €1,521 million refers to the goodwill acquired on the purchase of the Hellas Group and €38 million relating to licenses, trademarks and the customer list of the Hellas Group, amortization for the year of €505 million, the negative effect of exchange differences amounting to €52 million, the effect of reclassifying certain assets as held for sale amounting to €21 million (for which details may be found in note 4) and the disposal of the year equal to €5 million.

These decreases were partially offset mainly by the acquisitions of the year amounting to €286 million, the change in scope of consolidation of €76 million, in particular in connection with the goodwill recognized on the inclusion of the new mobile operator in Namibia within the OTH Group (€31 million) and the inclusion of Phone Srl in the Wind Group (€29 million) and other movements and reversal of impairment losses (€11 million).

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of the changes during 2009.

		Concessions,
	Industrial	Licenses,
	Patents and	Trademarks			Assets under
	Intellectual	and Similar			Development and
	Property Rights	Rights	Others	Goodwill	Advances	Total
	(Millions of euro)

Cost
At December 31, 2008	1,474	6,296	1,734	6,633	85	16,222

Additions	101	114	16	0	55	286
Disposals	0	(10)	0	0	0	(10)
Change in scope of consolidation	0	6	6	64	0	76
Reclassifications to assets held for sale	0	(24)	0	(6)	0	(30)
Impairment losses	0	(23)	(31)	(1,530)	0	(1,584)
Exchange rate differences	0	(69)	(2)	(13)	0	(84)
Other	53	9	2	0	(52)	12

At December 31, 2009	1,628	6,299	1,725	5,148	88	14,888

Accumulated amortization and Impairment losses
At December 31, 2008	1,187	1,687	619	460	0	3,953

Disposals	0	(5)	0	0	0	(5)
Reclassifications to assets held for sale	0	(9)	0	0	0	(9)
Impairment losses	2	(1)	(14)	0	0	(13)
Reversal of impairment losses	(3)	0	0	0	0	(3)
Amortization	121	241	143	0	0	505
Exchange rate differences	0	(28)	(1)	(3)	0	(32)
Other	(1)	5	0	0	0	4

At December 31, 2009	1,306	1,890	747	457	0	4,400

Net carrying amount
At December 31, 2008	287	4,609	1,115	6,173	85	12,269

At December 31, 2009	322	4,409	978	4,691	88	10,488

It should be noted that the opening balances at December 31, 2008 has been changed following the OTH Purchase Price Allocation relating to Telecel Globe e Multimedia Mega Store, as previously described in note 4. Industrial patents and intellectual property rights” include the cost of purchasing applications software licenses outright and the right to use them for an unlimited period, and the capitalized costs for the time spent by employees in designing, developing and implementing IT systems. At December 31, 2009, the balance increased by €101 million over December 31, 2008, as a consequence of the acquisition made by the Wind Group equal to €68 million.

“Concessions, licenses, trademarks and similar rights” consist mainly of individual licenses for the installation of networks and permits to operate in the regulated activities of the telecommunications sector granted to Group companies by the relevant public authorities as detailed below.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The increases for the year of €114 million relate mainly the subsidiary Wind Telecomunicazioni SpA which, on July 6, 2009, paid €89 million to license a further 5 Mhz in the 2100 MHz band after having taken part in a tender called by the Ministry of Economic Development and published in the Official Journal of the Republic of Italy no. 35 dated March 23, 2009 for the reassignment of the frequencies which became available to the State following the withdrawal of IPSE’s license. The remaining increase is attributable to OTH Group for €25 million.

Licenses	Issue Date	Expiry Date

Wind Telecomunicazioni Group
Wind Telecomunicazioni SpA
Installation of network and provision of voice telephony services on Italian national territory	February 1998	February 2018
Installation and provision of public telecommunications networks on Italian national territory	April 1998	April 2018
Provision of public digital mobile communications
services using DCS 1800 technology, including the possibility of operating in frequencies in the 900 MHz band using GSM technology, pursuant to Art. 6 paragraph 6(c) of Presidential Decree 318 of September 19, 1997
	June 1998	June 2018
Installation and provision of public telecommunications networks on Italian national territory issued to Infostrada SpA, now merged with the company	April 1999	April 2019
Provision of third-generation mobile communications services adopting the UMTS standard (IMT-2000 family) and the installation of the related network on Italian national territory, pursuant to Article 6 paragraph 6(c) of Presidential Decree 318 of September 19, 1997
	January 2001	December 2029
Use of frequencies for broadband point-multipoint radio networks in the 24.5 — 26.5 GHz band for the geographical area corresponding to the specified Italian region/autonomous province	July 2002	July 2022
Wind International Services SpA
General permit for the installation of a network in order to present the vocal telephone service within the limits of the Italian territory	February 2009	February 2029
General permit for the installation and provision of a public telecommunication network within the limits of the Italian national territory	February 2009	February 2029
Wind International Services SA
License related to telecom for using earth stations and satellite stations on the Belgian territory	September 2005	N/A (Auto-renewal	)
License for using a V-Sat earth station 73ASEQ	September 2005	N/A (Auto-renewal	)
License for using a V-Sat earth station 73AGBL	September 2005	N/A (Auto-renewal	)
Hellas Group
Network GSM 900 (n.4839/30-09-1992)	September 1992	September 2012
License for the operation of GSM network, converted into right of use of frequencies by the decree 448/193/21-08-2007. (frequency bands: 935-945MHz and 890-900MHz)
Network DCS 1800 (n.226/5/06-08-2001)	August 2001	August 2016
Individual license for the installation, operation and exploitation of a public telecommunication network of mobile telecommunications of second generation, and the provision of public mobile telecommunication services of second generation. Converted into right of use of frequencies by the decree 448/194/21-08-2007.
(frequency bands: 1730-1735MHz and 1825-1830MHz)

Network UMTS (n.226/3/06-08-2001)	August 2001	August 2021

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Licenses	Issue Date	Expiry Date

Individual license for the installation, operation and exploitation of a public telecommunication network of mobile telecommunications of third generation, and the provision of public mobile telecommunication services of third generation. Converted into right of use of frequencies by the decree 448/197/21-08-2007.
(frequency bands: 1,940.3-1,950.3MHz and 2,130.3-2,140.3MHz-1910.1-1915.1 MHz)

Network Fired Wireless Access — 25GHz (n.205/1/22-01-2001)	January 2001	January 2016
Individual license for the installation, operation and exploitation of a public telecommunication network of fixed wireless access and the provision of public fixed telephony services. Converted into right of use of frequencies by the decree 448/200/21-08-2007.
(ex-Q Telecom — spectrum 3.5 GHz-frequency bands: 3,476.5 MHz-3,497.5 MHz and 3,576.5MHz-3,597.5 MHz)

Network Fired Wireless Access (EETT n.426/068/15-03-2007)	March 2007	January 2016
Transfer of individual license of fixed wireless access of ex-Europrom (EETT n.205/2/22-01-2001 which was expiring 21-01-2016). Converted into right of use of frequencies by the decree 448/202/21-08-2007.
(ex- Europrom-spectrum 25GHz-frequency bands: 24,549MHz-24,661MHz and 25,557MHZ-25,669MHz)

Network DCS 1800 (n.226/6/06-08-2001)	August 2001	August 2016
Individual license for the installation, operation and exploitation of a public telecommunication network of mobile telecommunications of second generation, and the provision of public mobile telecommunication services of second generation. Converted into right of use of frequencies by the decree 448/192/21-08-2007.
(former Q Telecom — frequency bands: 1,735-1,745MHz and 1,830-1,840MHz)

OTH Group
Orascom Telecom Tunisia
Individual license for the installation, operation and maintenance of a public telecommunication line with the intent to provide vocal telephone services (GSM) in Tunisia	May 2002	May 2017
Orascom Telecom Algeria
Individual license for the installation, operation and maintenance of a public telecommunication line with the intent to provide vocal telephone services in Algeria	August 2001	August 2016
V-SAT network in Algeria	April 2004	April 2014
Mobinil
GSM	May 1998	October 2022
1.8 Mhz	January 2005	October 2022
3G	October 2007	October 2022
Banglalink
Radio System operating License and Radio Station & Equipment License for Digital Celluar	November 1996	November 2011
Mobile Telephone Services.
Nation Wide Internet Service Provider License	September 2005	September 2010
International Call center License	October 2009	September 2014
PMCL
License for GSM Services in Pakistan	July 2007	July 2022

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Licenses	Issue Date	Expiry Date

License for GSM Services in AJK & NAs	June 2006	Valid for 15 years
License for GSM Services for long distance and interconnect access in Pakistan	July 2004	Valid for 20 years
License for GSM Services for long distance and interconnect access AJK & NAs	May 2008	Valid for 20 years
License for Wireless Local Loop Services	November 2004	November 2024
License for class value added services	September 2007	September 2022
License to operate non-voice Communication Network Services	May 2002	May 2012
Local Loop License in 5 PTCL Regions (ITR, RTR, LTR, FTR and KTR)	July 2004	July 2024
License to establish, maintain and operate Data Class Value Added Services License	January 2007	March 2015
Telecel Globe
GLOBAL licence (GSM, GPRS,EDGE, 3G, WIMAX, WLL, WIFI, Internet & International Gateway)	July 2008	July 2038
National Cellular Telecommunications License	July 2006	June 2021
GSM	April 1999	April 2014
CDMA WILL and INTERNET	August 2006	July 2021
Intouch
First Category License for Internet Service	December 2000	December 2010
Third Category License for Internet service	May 2002	May 2010
License of Mobizone	March 2007	March 2022
Web Solution	January 2007	January 2012
Globalive Wireless Management Corp
Radiocommunications licences authorizing the utilization of the specified radio frequencies in specified service areas	March 2009	March 2019
CHEO
3G, WCDMA License	January 2008	25 years, to be renewed for another 10 years

“Other intangible assets” amounting to €978 million mainly consist of the fair value of the customer base identified on acquisition of the Wind Group (€616 million) and the Hellas Group (€418 million).

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Goodwill amounting to €4,691 million at December 31, 2009 is allocated as follows.

	At December 31,	At December 31,
Entity	2009	2008
	(Millions of euro)

Wind Telecomunicazioni SpA*	3,584	3,555
Oratel International Ltd	113	116
Telecel Globe**	72	47
Mobinil for Telecommunications	39	40
Egyptian Company for Mobile Services	46	48
Pakistan Mobile Communication Ltd	13	14
Orascom Tunisia Holding Ltd	13	13
Carthage Consortium	12	12
Telecel International Limited	12	12
OTV in Sheba Telecom	7	8
In Touch for Telecommunication	4	9
WIND Hellas	610	610
Q Telecom	162	162
Hellas TLC	0	1,521
Others	4	6

Goodwill	4,691	6,173

*	The amount includes goodwill equal to €29 million relating to the acquisition of Phone srl.

**	The amount includes goodwill equal to €31 million relating to the acquisition of PowerCo, the new mobile operator in Namibia.

The decrease of the year amounting to €1,482 million is mainly attributable to the impairment loss on goodwill relating to the acquisition of the Hellas Group equal to €1,521 million. This decrease has been partially offset by the acquisition of Phone srl, made by the subsidiary Wind Telecomunicazioni SpA, which led to the recognition of goodwill of €29 million and the acquisition of PowerCo, new mobile operator in Namibia, which led to the recognition of goodwill equal to €31 million.

It should be noted that the impairment loss on the Hellas Group goodwill amounted to €1,521 million which refers to the goodwill acquired on the purchase of the Hellas Group and €38 million relating to licenses, trademarks and the customer list.

“Goodwill” is allocated to cash-generating units (“CGUs”) as follows:

	At December 31,	At December 31,
CGU	2009	2008
	(Millions of euro)

Italy	3,584	3,555
Greece	772	2,293
Emerging countries	335	325

Goodwill	4,691	6,173

The allocation of goodwill to the individual CGUs reflects the minimum level at which the units are monitored for management purposes.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The carrying amount at December 31, 2009 was tested for impairment by comparing this with its value in use and recoverable amount; no impairment losses arose. Value in use was calculated by discounting the expected cash flows stated in the business plan 2009-2013 approved by the boards of directors in the meeting of February 5, 2009, properly revised for needed adjusting, using a post-tax weighted average cost of capital (WACC) determined using the Capital Asset Pricing Model (CAPM).

In order to determine the impairment loss to be recognized on the Hellas Group goodwill, the Group already in the second quarter, and for the year-end closing, in order to consider the negative situation of the Greek market, calculated the recoverable amount of the cash-generating unit by discounting the expected cash flows stated in the 2009-2013 revised business plan of the Hellas group using a post-tax weighted average cost of capital (WACC) determined using the Capital Asset Pricing Model (CAPM).

The following table shows the rates used to discount the cash flows of the main companies of the group:

Company	Country	WACC

OTA	Algeria	11.50%
PMCL	Pakistan	12.80%
ECMS	Egypt	13.80%
OTT	Tunisia	10.70%
OTB	Bangladesh	13.80%
Wind Hellas	Greece	9.50%
Wind Telecomunicazioni	Italy	8.12%

The use of cash-flows and discount rate, net of tax, lead to the same result of a valuation before tax. “Assets under development” consist of the internal and external costs incurred for the purchase or development of intangible assets for which either full ownership to rights had not yet been acquired by the end of the year or the related projects had not yet been completed, and advances to suppliers for the purchase of intangible assets. In particular, assets under development relate to costs for the design, development and implementation of IT systems or their specific modules.

7	FINANCIAL ASSETS

As of December 31, 2009, Financial assets amount to €977 million (€641 million at December 31, 2008), an increase of €336 million mainly due to financial receivables (€229 million), derivative financial instruments (€134 million) and financial assets held for trading (€23 million).

The increase has been partially offset by the reduction of deposits by €53 million.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table sets out details of Financial assets at December 31, 2009 and December 31, 2008.

	At December 31, 2009			At December 31, 2008
	Current	Non Current	Total	Current	Non Current	Total
	(Millions of euro)

Financial receivables	41	518	559	21	309	330
Derivative financial instruments	32	305	337	43	160	203
Held for trading	23	0	23	0	0	0
Deposits	10	28	38	60	31	91
Financial assets measured at cost	0	12	12	0	12	12
Available for sale	3	3	6	0	5	5
Held to maturity	2	0	2	0	0	0

Total	111	866	977	124	517	641

The following table provides a summary of outstanding derivatives at December 31, 2009 and December 31, 2008.

		At December 31, 2009		At December 31, 2008
	Fair Value (+)	Fair Value (-)	Fair Value (+)	Fair Value (-)
	(Millions of euro)

Total	337	639	203	333
— Current	32	176	43	100
— Non Current	305	463	160	233

“Derivative financial instruments” at December 31, 2009, consist of hedging contracts for interest rate and currency risks. The fair value of existing and deferred hedges at December 31, 2009 was positive by €337 million (€203 million at December 31, 2008) and negative by €639 million (€333 million at December 31, 2008).

The fair value of financial instruments listed on active markets was taken as the market quotation at the end of reporting period. In the absence of an active market, fair value was determined by referring to prices provided by external operators and using valuation models based mostly on objective financial variables, as well as by taking into account where possible prices used in recent transactions and quotations of similar financial instruments.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table sets out changes in the cash flow hedge reserve.

	CFHR Attributable to Owners of the			CFHR Attributable to Non-Controlling
	Parent			Interests
	Currency	Interest Rate		Currency	Interest Rate
	Risk	Risk	Total	Risk	Risk	Total	Total

Balances at January 1, 2008	18	131	149	0	(1)	(1)	148

Change in fair value	87	(231)	(144)	0	(34)	(34)	(178)
(Related tax effect)	(24)	56	32	0	7	7	39
Reverse in IS	(96)	(85)	(181)	0	(2)	(2)	(183)
(Deferred tax effect)	27	22	49	0	0	0	49

Balances at December 31, 2008	12	(107)	(95)	0	(30)	(30)	(125)

Change in fair value	(165)	(150)	(315)	0	12	12	(303)
(Related tax effect)	45	40	85	0	(3)	(3)	82
Reverse in IS	62	63	125	0	0	0	125
(Deferred tax effect)	(17)	(14)	(31)	0	0	0	(31)

Balances at December 31, 2009	(63)	(168)	(231)	0	(21)	(21)	(252)

As of December 31, 2009, “Financial receivables” classified as non-current financial assets equal to €518 million, mainly include the loans granted by OTH to WIND Mobile (formerly Globalive) and North Korea, respectively equal to €448 million (increase of €158 million over December 31, 2008) and €17 million (increase of €7 million over December 31, 2008) and the deferment of hedging costs incurred by WAHF following the new derivative financial instruments on the new bond for €40 million.

The maturity table for “Financial receivables” is as follows:

	At December 31, 2009				At December 31, 2008
	<1 Year	1<x<5 Years	>5 Years	Total	<1 Year	1<x<5 Years	>5 Years	Total
	(Millions of euro)

Guarantee deposits	3	10	2	15	5	2	8	15
Other	38	466	40	544	16	299	0	315

Total	41	476	42	559	21	301	8	330

The balance “Held for trading” relates to government bonds purchased by PMCL.

The maturity table for “Deposits” is as follows:

	At December 31, 2009				At December 31, 2008
	<1 Year	1<x<5 Years	>5 Years	Total	<1 Year	1<x<5 Years	>5 Years	Total
	(Millions of euro)

Term cash	0	19	0	19	0	23	0	23
Term deposit	1	9	0	10	60	7	0	67
Indemnity bond	9	0	0	9	0	1	0	1

Total	10	28	0	38	60	31	0	91

“Available-for-sale” assets consist of the following investments.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

		At December 31, 2009	At December 31, 2008
Company Names	% of Ownership	(Fair Value)	(Fair Value)
	(If Equity Instrument)

My screan	25%	1	5
Lingo media	23%	2	0
Cash Management Fund	0%	3	0

Total		6	5

“Financial assets measured at cost” consist of non-controlling interests in companies and consortia as set out in the following table.

	At December 31, 2009		At December 31, 2008
Investment	% of Ownership	Non Current	% of Ownership	Non Current

ECDMIV Investment	10%	6	10%	6
Orascom Telecom Internet Algeria	96%	2	96%	3
Mobile Top Level Domain Inves	5%	1	5%	1
EASSy project	6%	1	0%	0
Janna Scarl	17%	2	17%	2

		12		12

8	DEFERRED TAX ASSETS AND LIABILITIES

As of December 31, 2009, Deferred tax assets and liabilities amount to €466 million and €1,112 million, respectively, representing decreases of €122 million and €105 million respectively compared to December 31, 2008.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides details of Deferred tax assets and liabilities by origin at December 31, 2009 and December 31, 2008.

		Change in
	At December	Scope of				At December
	31, 2008	Consolidation	(Decrease)	Increase	Other	31, 2009
	(Millions of euro)

Tax losses carried-forward	343	12	(258)	27	4	128
Provision for bad debts (taxed)	95	0	(5)	25	0	115
Provisions for risk (taxed)	44	0	(10)	22	0	56
Measurement of financial assets and liabilities	1	0	0	21	0	22
Derivative financial instruments	30	(1)	(5)	59	0	83
Amortization and depreciation of non current assets	16	0	(5)	0	0	11
Revenue	13	0	(4)	0	0	9
Others	46	0	(23)	22	(3)	42

Total Deferred tax assets	588	11	(310)	176	1	466

Employee termination benefits	2	0	(1)	0	0	1
Accelerated depreciation	152	(1)	(66)	31	(14)	102
Fair value of property, plant and equipment	108	0	(7)	0	0	101
Fair value of assets following the merger	726	0	(22)	0	0	704
Measurement of financial assets and liabilities	26	(8)	(12)	0	0	6
Others	203	0	(77)	68	4	198

Total Deferred tax liabilities	1,217	(9)	(185)	99	(10)	1,112

Decreases in deferred tax assets during the year is attributable for €210 million to the Wind Group and is due to the utilization of the tax losses carried forward against the IRES tax charge for year and for €40 million to the write-down of deferred tax assets made by the Parent, considering they will not be recoverable.

The table below provides an analysis of the deferred tax assets arising from the carry forward of unused tax losses by year of expiry of the loss, together with changes for the year.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

		At December 31,	Increase/	(Impairment	At December
Year	Due Date	2008	(Decrease)	Losses)	31, 2009

1997-1999	unlimited	145	(107)	0	38
2005-2007	unlimited	13	0	0	13
2009	unlimited	0	22	0	22
2004	2009	76	(70)	(6)	0
2005	2010	38	(33)	(5)	0
2006	2011	5	0	(5)	0
2007	2012	6	0	(1)	5
2008	2013	60	1	(40)	21
2009	2014	0	29	0	29

Total		343	(158)	(57)	128

Management takes a prudent approach towards recognizing deferred tax assets that takes into consideration the likelihood of the utilization of deferred tax assets, both in relation to the amount that may be carried forward and the extent to which the directors believe there is a reasonable certainty that sufficient profits will be generated in future years against which the losses may be used within the time limits imposed by prevailing tax laws and regulations, and the extent to which the utilization of temporary differences is believed to be reasonably certain.

9	INVENTORIES

As of December 31, 2009 Inventories amount to €77 million (€101 million at December 31, 2008).

The following table provides an analysis of the balance at December 31, 2009 and December 31, 2008.

			Exchange Rate
	At December 31, 2008	Changes of the Year	Differences	At December 31, 2009
	(Millions of euro)

Finished goods	105	(23)	(2)	80
Work in progress	1	0	0	1
Advances	1	0	0	1
Raw materials	0	0	0	0
Impairment losses	(6)	1	0	(5)

Total	101	(22)	(2)	77

During the year, inventories decreased by a net amount of €24 million as the combined effect of the decrease of the year (€36 million of which €13 million relating to the riots which effected OTA and Ring premises, attributable to the football match Egypt/Algeria, disputed in Cairo during the month of November 2009), exchange rate differences recorded by the OTH Group (€2 million), partially offset by the change in the consolidation scope following the acquisition of Phone srl by the Wind Group (€4 million) and purchases made during the year (€11 million).

Finished goods consist principally of fixed-line and mobile phone handsets and accessories.

10	TRADE RECEIVABLES

As of December 31, 2009 Trade receivable amount to €1,796 million (€1,738 million at December 31, 2008).

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of the balance at December 31, 2009 and December 31, 2008.

	At December 31,	At December 31,
	2009	2008
	(Millions of euro)

Due from final customers	1,224	1,124
Due from telephone operators	493	495
Due from authorised dealers	360	344
Other trade receivables	212	198
Due from subsidiaries	5	5
Due from related parties	1	4
(Provision for bad debts)	(499)	(432)

Total	1,796	1,738

“Trade receivables” arise principally from the supply of fixed and mobile telephony services to customers with subscription contracts, while “Due from telephone operators” relates mainly to interconnection and roaming services. “Due from authorized dealers” relates to sales of radio mobile and fixed-line handsets and related accessories, as well as SIMs and top-ups.

“Trade receivables” increased by a net amount of €58 million over the year mainly due to the increase in receivables from customers (€100 million), from authorized dealers (€16 million) and other trade receivable (€14 million), as the consequence of the rise in sales resulting from the growth in the customer base for the Wind Group.

Such increase has been partially offset by a rise in the provision for bad debts, mainly related to the Wind Group (for €62 million), the decrease of receivable from related parties (€3 million) and from telephone operators (€2 million).

The following table provides an analysis of “Trade receivables” and the provision for bad debts at December 31, 2009 and December 31, 2008, showing amounts not yet due and overdue bands.

	At December 31, 2009		At December 31, 2008
	Gross Amount	(Provision)	Gross Amount	(Provision)
	(In millions of euro)

Unexpired	1,042	(10)	1,287	(11)
Expired from:
— 0-30 days	231	(4)	142	(2)
— 31-120 days	264	(8)	125	(8)
— 121-150 days	41	(2)	59	(4)
— beyond 150 days	717	(475)	557	(407)

Total	2,295	(499)	2,170	(432)

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of “Trade receivables” by due date at December 31, 2009 and December 31, 2008, net of the provision for bad debts, showing amounts falling due within and after one year.

	At December 31,	At December 31,
	2009	2008
	(In millions of euro)

— within 12 months	1,791	1,725
— after 12 months	5	13

Total	1,796	1,738

The following table sets out changes in the provision for bad debts for the year ended December 31, 2008.

		Change in
	At December 31,	Consolidation		Exchange Rate
	2008	Scope	Increases	Differences	(Utilizations)	At December 31, 2009
	(In millions of euro)

Provision for bad debts	432	(3)	116	(4)	(42)	499

11	CURRENT TAX ASSETS

As of December 31, 2009, Current tax assets amount to €104 million (€98 million at December 31, 2008) and mostly regard receivables for current tax assets paid in previous years. Advance payments of corporate taxes made during the year are classified as a deduction from tax payables.

12	OTHER RECEIVABLES

As of December 31, 2009, Other receivables amount to €519 million (€580 million at December 31, 2008) with a decrease of €61 million over the prior year. The following table sets out details of “Other receivables” at December 31, 2009 and December 31, 2008.

	At December 31,	At December 31,
	2009	2008
	(Millions of euro)

Trade prepayments	244	257
Receivables due from tax authorities	164	56
Other receivables due from third parties	121	271
Advances to suppliers	33	38
Receivables due from social security institutions	3	3
(Provision for bad debts)	(46)	(45)

Total	519	580

“Trade prepayments” amounting to €244 million at December 31, 2009 (€257 million at December 31, 2008), relate mainly to prepayments of installments for the lease of telephone circuits and civil and technical sites, for commissioning costs and for fees for the use of the radio mobile network infrastructure.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of “Tax receivables” at December 31, 2009 and December 31, 2008.

	At December 31,	At December 31,
	2009	2008
	(In millions of euro)

Value added tax	52	48
Others	112	8

Total	164	56

“Receivables due from tax authorities” increased by €108 million is mainly due to amounts paid by the subsidiary OTA to the Algerian tax authorities for the tax assessment (for further detail please refer to notes 40 and 42).

“Other receivables” decreased by a net amount of €150 million during the year mainly due to the collection of outstanding amounts of which €52 million related to the residual amount of Iraqna receivable and €45 million to another tranche of the Orasinvest receivable.

The following table provides an analysis of “Other receivables” and the provision for bad debts at December 31, 2009 and December 31, 2008, showing amounts not yet due and overdue bands.

		At December 31, 2009		At December 31, 2008
	Gross Amount	(Provision)	Gross Amount	(Provision)
	(In millions of euro)

— unexpired	347	(12)	353	(11)
— expired from:
— 0-30 days	11	0	5	0
— 31-120 days	7	0	26	0
— 121-150 days	23	0	63	0
— beyond 150 days	177	(34)	178	(34)

Total	565	(46)	625	(45)

The following table provides an analysis of “Other receivables” at December 31, 2009 and December 31, 2008, net of the provision for bad debts, showing amounts falling due within and after one year.

	At December 31,	At December 31,
	2009	2008
	(In millions of euro)

— within 12 months	519	580
— after 12 months	0	0

Total	519	580

The following table sets out changes in the provision for bad debts for other receivables for the year ended December 31, 2009.

		Change in
	At December 31,	Consolidation		Exchange Rate		At December
	2008	Scope	Increases	Difference	(Utilizations)	31, 2009
	(Millions of euro)

Provision for bad debts	45	0	4	(1)	(2)	46

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

13	CASH AND CASH EQUIVALENTS

As of December 31, 2009, Cash and cash equivalents amount to €1,733 million (€1,196 million at December 31, 2008) with an increase of €537 million over the prior year.

	At December 31,	At December 31,
	2009	2008
	(Millions of euro)

Bank deposits and checks	1,731	1,194
Cash on hand and stamps	2	2

Total	1,733	1,196

The balance includes an amount of €226 million (USD 326 million) representing the dividends at Orascom Telecom Algeria which can not be expatriated until the Algerian tax authority “DGE” issues a clearance certificate in relation to the tax position of OTA (please refer to the following notes 40 and 42) and an amount of €40 million (USD 57 million) representing Mobinil’s dividends.

14	NON-CURRENT ASSETS HELD FOR SALE

At December 31, 2009, the balances of €78 million (€1 million at December 31, 2008) of the item “Non-current assets held for sale” and €38 million (nil at December 31, 2008) of the item “Liabilities directly associated with non-current assets classified as held for sale” refer mainly to Link Dot Net and Link Egypt, subsidiaries of the OTH Group and to the subsidiary RAIN Srl.

15	EQUITY

Equity at December 31, 2009 consisted of a deficit of €193 million; of this balance, €483 million is attributable to the owners of the Parent and €290 million (positive) to non-controlling interests. The negative balance is mainly a reflection of the loss for the year as described in note 1.1.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table summarizes the main changes in equity for the years 2009 and 2008.

	Equity Attributable to Owners of the Parent
					Equity
				Reserves/	Attributable
		Share		Retained	to Owners	Non-
	Issued	Premium	Legal	Earnings/(Losses	of the	Controlling	Total
	Capital	Reserve	Reserve	Carried Forward)	Parent	Interests	Equity
	(Millions of euro)

Balances at January 1, 2008	585	4,064	117	(3,348)	1,418	839	2,257

Total comprehensive income for the year:	0	0	0	(139)	(139)	287	148
— Profit (loss) of the year				(44)	(44)	191	147
— Translation differences				145	145	122	267
— Fair value on AFS				(1)	(1)	(1)	(2)
— Cash Flow hedge				(244)	(244)	(29)	(273)
— Other movements				5	5	4	9
Transactions with equity holders:	(82)	(868)	0	(32)	(982)	(907)	(1,889)
— Payment into the reserve for future				151	151		151
capital increases
— Dividends		(120)		(98)	(218)	(49)	(267)
— Transactions on OTH’s shares				(68)	(68)	(812)	(880)
— Other movements	(82)	(748)		(17)	(847)	(46)	(893)

Balances at December 31, 2008	503	3,196	117	(3,519)	297	219	516

Balances at January 1, 2009	503	3,196	117	(3,519)	297	219	516

Total comprehensive income for the year:	0	0	0	(837)	(837)	135	(702)
— Profit (loss) for the year				(666)	(666)	155	(511)
— Translation differences				(34)	(34)	(28)	(62)
— Fair value on AFS				(1)	(1)		(1)
— Cash Flow hedge				(135)	(135)	9	(126)
— Other movements				(1)	(1)	(1)	(2)
Transactions with equity holders:	62	99	1	(105)	57	(64)	(7)
— Share capital increase (decrease)	62	99			161		161
— Payment into the reserve for future capital increases				(151)	(151)		(151)
— Legal Reserve			1		1	(1)	0
— Dividends					0	(52)	(52)
— Transactions on OTH’s shares				48	48	23	71
— Other movements				(2)	(2)	(34)	(36)

Balances at December 31, 2009	565	3,295	118	(4,461)	(483)	290	(193)

At an extraordinary meeting on January 28, 2009, the shareholders of Weather Investments SpA adopted a resolution to increase capital by issuing 104,497,797 new class D shares and 64,370,643 new class E shares, both sets of shares without nominal amount.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Following the increase, fully subscribed for an equivalent amount of €436 million (€168 million as share capital and €268 million as share premium), the Company’s share capital is equal to €754,090,920.15 consisting of 754,090,920 shares without nominal amount, held as follows:

	Class A	Class B	Class C	Class D	Class E	Total
Entity	Shares	Shares	Shares	Shares	Shares	Shares	%

Weather Investments II Sàrl	362,927,335	0	65,814,228	55,846,691	34,401,561	518,989,815	68.82%
Wind Acquisition Holdings Finance Spa	41,297,533	7,489,007	9,735,708	0	0	58,522,248	7.76%
APAX Investors	0	32,907,115	9,872,134	23,946,795	14,751,225	81,477,269	10.81%
MDCP Investors	0	16,453,558	4,936,067	11,973,397	7,375,613	40,738,635	5.40%
TA Investors	0	16,453,558	4,936,067	11,973,397	7,375,613	40,738,635	5.40%
Other investors	8,750,457	1,586,831	2,062,882	757,517	466,631	13,624,318	1.81%

Total	412,975,325	74,890,069	97,357,086	104,497,797	64,370,643	754,090,920	100.00%

Shareholders carried out this capital increase of €436 million in the following manner:

•	the waiver by shareholders of receivables of €262 million (including interest accrued through November 26, 2008) deriving from loan agreements entered into with the Company in October and November 2008 and the cash payment of an amount of €164 million in the Company’s favor;

•	through the payment in cash to the Company of the balance of €10 million, of which €7 million coming from the majority shareholder Weather Investments II Sàrl and €3 million from minority investors.

In addition to the rights to which the ordinary shares are entitled under the Italian civil code and the corporate bylaws, the class B shares assign a deferral right for losses and a preference right for profits and a withdrawal right which may be exercised in situations in addition to those provided by the civil code, but subject to the satisfaction of certain conditions, such as: (i) the transfer by the majority shareholder and the parties directly or indirectly controlling this shareholder of a number of shares representing more than 30% of the shares having voting rights outstanding at the time of transfer; (ii) the distribution by the Company of profits or reserves, the voluntary reduction of capital and/or other forms of distribution to shareholders, by using the proceeds resulting from the sale to third parties of assets representing at least 30% of the Group’s equity value, if carried out by June 4, 2011, or at least 40% of the Group’s equity value if carried out between June 4, 2011 and June 4, 2012.

The owners of class B shares are also entitled to an unconditional withdrawal right to be exercised between January 4, 2013 and July 31, 2014 and the right to convert the shares into ordinary shares at any time (voluntary conversion) with automatic (obligatory) conversion into ordinary shares on the occurrence of the following events: (i) if the number of outstanding class B shares is less than 10% of their initial number; (ii) if the Company’s ordinary shares are admitted to trading on predetermined regulated markets.

The owners of class C shares have similar rights to those of the owners of class B shares but limited to the withdrawal right (both that subject to the satisfaction of certain conditions and the unconditional withdrawal right), the possibility of converting the shares into ordinary shares at any time (voluntary conversion) and automatic conversion (on the occurrence of specific events). Weather Investments II Sarl has formally waived all the rights attributed to its owned class C shares.

The new class D shares have the same rights as those of class B shares, excluding those to which the latter are entitled in the case of the liquidation of the Company (class D shares have preference in that case over ordinary shares, class C shares and class E shares but not over class B shares), those relating to the appointment of the management body and those relating to the determination of the minimum value for the settlement of the shares in the case of withdrawal. In addition, class B shares maintain their deferral right with respect to class D shares in the case of losses.

The new class E shares have the same rights as those of class C shares with the exception of the different criterion for the determination of the minimum value for the settlement of the shares in the case of withdrawal.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The owners of class B — C — D and E shares exercising their withdrawal right in the above-mentioned cases are entitled to an amount per share equal to the greater of the market value of the shares and a minimum determined using the criteria and methods established by the corporate bylaws.

Given the features of the class B and class C shares issued by the Company in June 2008, and the resulting obligations arising for the Company, a portion of equity represented by these amounting to €810 million (€82 million from share capital and €728 million from the share premium reserve) was classified under financial liabilities in accordance with IAS 32.

Given the features of the newly issued class D and class E shares issued by the Company in January 2009, and the resulting obligations arising for the Company, a portion of equity represented by these amounting to €276 million (€107 million from share capital and €169 million from the share premium reserve) has been classified under financial liabilities, in accordance with IAS 32.

In addition to the changes occurring as a result of the above-mentioned transactions, the main changes in equity arose from the following:

•	the purchase of 5,085,607 OTH treasury shares (GDRs) (of which 1,695,209 acquired by Orascom Telecom Holding SAE and 3,390,398 by Weather Capital Sarl);

•	the sale of 6,022,424 OTH treasury shares (GDRS) (of which 1,080,120 sold by Orascom Telecom Holding SAE and 2,712,304 by Weather Capital Sarl and 2,230,000 by Weather Capital Special Purpose 2 SA), as previously commented in note 1.2. These transactions led to an effect of €48 million on equity attributable to owners of the parent.

Shareholders of the Parent Company approved the annual financial statements as of and for the year ended December 31, 2008 in an ordinary general meeting of May 12, 2009, at the same time resolving to carryforward the profit for the year of €2,681,600 once adjusted for the allocation to the legal reserve

Furthermore, at their meeting held on June 7, 2009, the shareholders of the subsidiary OTH approved the distribution of a dividend of €105 million.

On August 27, 2009, Weather Group received dividends for €57 million, of which €44 million through 1,978,979 OTH treasury shares and the difference in cash.

Furthermore, at their meetings held on July 9 and September 25, 2009, the shareholders of the subsidiary Wind Acquisition Holdings Finance SpA approved the distribution of reserves respectively in the amount of €211 million and €5 million.

The following table provides details of income and expense recognized directly in equity.

	At December 31, 2009			At December 31, 2008
	Gross Reserve	Tax Effect	Total	Gross Reserve	Tax Effect	Total
	(Millions of euro)

Other comprehensive income
Exchange differences on translating foreign operations	(62)	0	(62)	267	0	267
Available-for-sale financial assets	(1)	0	(1)	(3)	1	(2)
Cash flow hedges	(178)	52	(126)	(361)	88	(273)
Other	(3)	1	(2)	13	(4)	9

Other comprehensive income for the year, net of tax	(244)	53	(191)	(84)	85	1

The loss for the year attributable to owners of the Parent amounts to €666 million.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

16	EARNINGS PER SHARE

The numerator used to calculate earnings per share was the profit attributable to owners of the Parent. The denominator used was the weighted average of the shares outstanding during the year.

	2009	2008
	12 Months	12 Months

Profit (Loss) for the year attributable to owners of the parent (millions of euro)	(666)	(44)
Weighted average number of shares (units)	683,042,716	526,700,232
Earnings per share — basic and diluted (Euro)	(0.97)	(0.08)

17	FINANCIAL LIABILITIES

As of December 31, 2009, Financial liabilities amount to €18,168 million (€18,444 million at December 31, 2008).

The following table provides details of the balance at December 31, 2009 and December 31, 2008.

	At December 31, 2009			At December 31, 2008
	Current	Non Current	Total	Current	Non Current	Total
	(Millions of euro)

Bond issues	230	7,014	7,244	126	5,610	5,736
Shareholder loans	0	1,268	1,268	0	1,139	1,139
Bank loans	912	8,065	8,977	496	10,695	11,191
Loans from others	25	15	40	25	20	45
Derivative financial instruments	176	463	639	100	233	333

Total	1,343	16,825	18,168	747	17,697	18,444

The following table provides details of the due dates of “Financial liabilities”.

	At December 31, 2009				At December 31, 2008
		1<x<5				1<x<5
	<1 Year	Years	>5 Years	Total	<1 Year	Years	>5 Years	Total
	(Millions of euro)

Bond issues	230	2,384	4,630	7,244	126	1,822	3,788	5,736
Shareholder loans	0	0	1,268	1,268	0	0	1,139	1,139
Bank loans	912	8,051	14	8,977	496	8,177	2,518	11,191
Loans from others	25	15	0	40	25	20	0	45
Derivative Financial Instruments	176	243	220	639	100	151	82	333

Total	1,343	10,693	6,132	18,168	747	10,170	7,527	18,444

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of “Financial liabilities”, excluding derivative financial instruments, by currency and effective interest rate.

	At December 31, 2009
	<5%	5%<x<7.5%	7.5%<x<10%	10% <x<12.5%	>12.5%	Total
	(Millions of euro)

Euro	2,721	2,694	1,661	656	3,491	11,223
US Dollar	177	1,845	764	442	2,185	5,413
Other	21	27	5	355	485	893

Total	2,919	4,566	2,430	1,453	6,161	17,529

Current “Financial liabilities” consist principally of the portions of principal and accrued interest on bank loans and bonds, described below, which are contractually due within twelve months of the end of the reporting date, both for nominal amount and accrued interest.

The following table compares the carrying amount and fair value of non-current “Financial liabilities” at December 31, 2009 and December 31, 2008.

	At December 31, 2009		At December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of euro)

Bond issues	7,014	6,564	5,610	5,550
Shareholder loans	1,268	1,268	1,139	1,139
Bank loans	8,065	7,934	10,695	10,570
Loans from others	15	15	20	18
Financial Derivative Instruments	463	463	233	233

Total	16,825	16,244	17,697	17,510

The fair value of current “Financial liabilities” approximates their carrying amount.

Bond Issues

As of December 31, 2009, Bond Issues amount to €7,244 million (€5,736 million at December 31, 2008). The changes occurred in 2009 are the following:

OTH Group

•	in February 2009 OTH, through its subsidiary Orascom Telecom OSCAR, issued an Indexed Linked bond for USD230 million (equal to approximately €160 million) offered to private lenders for subscription. The bond is repayable in four tranches (on March 26, 2012, on August 1, 2012 and November 19, 2012 and on February 18, 2013), pays interest at a variable rate (LIBOR + 5%) and was issued with a premium of USD68 million (approximately €47 million). The minimum and maximum amounts to be repaid for the bond are linked to the price of OTH’s GDRs with a reference value of USD36.51. At December 31, 2009, the carrying amount is equal to €176 million;

•	in the second quarter of 2009, the subsidiary PMCL completed a public tender offer to buy back a portion of its Senior Notes (Euro Bond), thereby reducing its debt by USD138 million (approximately €96 million) by making a payment of USD101 million (approximately €70 million). The difference between the amount paid and the carrying amount of the debt has been recognized as finance income (of approximately €16 million including the negative effect of €7 million arising from the closing of the related derivative hedging agreements), as discussed in note 32.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

WAHF Group

•	on July 13, 2009, the subsidiary Wind Telecomunicazioni SpA, through its associate Wind Acquisition Finance SA, completed the placement of a new high yield bond maturing in 2017 which is divided into two tranches of €1,250 million and USD2,000 million and bears a coupon of 11.75%. The two tranches of this debt had a combined carrying amount of €2,693 million at December 31, 2009;

•	on December 15, 2009, the subsidiary Wind Acquisition Holdings Finance SpA, through its associate Wind Acquisition Holdings Finance SA, completed the placement of a new high yield bond maturing in 2017, divided into two tranches of €325 million and USD625 million and bearing a coupon of 12.25%. The two tranches of this debt had a combined carrying amount of €767 million at December 31, 2009;

Hellas Group

As previously described in note 1.1, on November 26, 2009, the subsidiary Hellas Telecommunications II SCA has entered into a pre-pack administration procedure considering its inability to repay its debt. For that reason, at December 31, 2009, Hellas II is no longer controlled by the Group.

Consequently, the obligations of Hellas II as the issuer of the €960 million and USD 275 million of Unsecured Subordinated Notes remain with the insolvent Hellas II. The carrying amount of these loans amounted to €1,141 million.

Luxembourg Entities

•	on September 24, 2009, the Luxembourg subsidiary Weather Capital Finance SA made an early repayment in the amount of €832 million, including interest and expenses, of the Guaranteed Secured Exchangeable Bond which had a nominal amount of €825 million and maturity date February 2013.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides details of “Bond issues” outstanding at December 31, 2009.

				Nominal
				Amount
			Carrying	(Issued	Issue		Due	Interest
Group	Entity	Description	Amount	Currency)	Price	Currency	Date	Rate	Price

WAHF Group	WIND SpA	Senior Notes 2015 (I tranche)	773	825	100.00%	EUR	01/12/2015	Fix 11.00%	106.50%

WAHF Group	WIND SpA	Senior Notes 2015 (I tranche)	325	500	100.00%	USD	01/12/2015	Fix 12.00%	106.75%

WAHF Group	WIND SpA	Senior Notes 2015 (II tranche)	125	125	106.00%	EUR	01/12/2015	Fix 11.00%	106.50%

WAHF Group	WIND SpA	Senior Notes 2015 (II tranche)	104	150	105.50%	USD	01/12/2015	Fix 12.00%	106.75%

WAHF Group	WIND SpA	Senior Notes 2017	1,258	1,250	96.3%	EUR	15/07/2017	Fix 11.75%	109.00%

WAHF Group	WIND SpA	Senior Notes 2017	1,435	2,000	97.5%	USD	15/07/2017	Fix 11.75%	109.25%

WAHF Group	WAHF SA	Senior Notes 2017	325	325	98.3%	EUR	15/07/2017	Fix 12.25%	96.50%

WAHF Group	WAHF SA	Senior Notes 2017	442	625	98.3%	USD	15/07/2017	Fix 12.25%	98.00%

Sub-total WAHF Group			4,787

Hellas Group	Hellas III	Senior Notes	356	355	100.00%	EUR	15/10/2013	9.50%	70.00%

Hellas Group	Hellas V	Senior Secured Notes - 925m issue	930	925	100.00%	EUR	15/10/2012	3M Euribor + 6%	82.83%

Hellas Group	Hellas V	Senior Secured Notes - 200m issue	199	200	100.25%	EUR	15/10/2012	3M Euribor + 6%	82.83%

Hellas Group	Hellas V	Senior Secured Notes - 97.25m issue	99	97	102.63%	EUR	15/10/2012	3M Euribor + 6%	82.83%

Sub-total Hellas Group			1,584

OTH Group	PMCL	Euro Bond (Senior Notes)	78	112	112	USD	13/11/2013	8.625% p.a

OTH Group	PMCL	Pak Oman Investment Company Limited	27	3,258	3,262	PKR	31/05/2013	6 months’ KIBOR + 2.85%

OTH Group	PMCL	Allied Bank Limited - Islamabad	28	3,500	3,500	PKR	01/10/2010	6 months’ KIBOR + 1.30%

OTH Group	PMCL	Allied Bank Limited - Karachi	33	3,905	3,905	PKR	28/10/2013	6 months’KIBOR + 1.65%

	Sub-total PMCL		166

OTH Group	OTF SCA	Senior Notes	531	750	750	USD	08/02/2014	7.88%

	Sub-total Orascom Telecom Finance SCA		531

OTH Group	Orascom Telecom OSCAR	Indexed linked notes	176	230	230	USD	18/02/2013	Libor + 5%

	Sub-total Orascom Telecom OSCAR		176

Sub-total OTH Group			873

Total			7,244

Shareholder loans

The balance of €1,268 million (including interest expense of €182 million, of which €128 million for 2009) represents the long-term payable due to shareholders deriving from the obligations arising on the issue of the class B – C — D and E shares, with the exception of Weather Investments II Sàrl which has formally waived all the rights attributed solely to its class C shares.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Bank loans

As of December 31, 2009, Bank Loans amount to €8,977 million (€11,191 million at December 31, 2008). The changes occurred in 2009 are the followings:

OTH Group

•	the subsidiary PMCL obtained a loan having a carrying amount equal to PKR5.1 billion (equal to €43 million) and maturity date 2013, and other loans with a nominal amount of PKR700 million (equal to €6 million) and maturity date 2012. The subsidiary repaid €9 million for the loan received from the Habib Bank Limited;

•	the subsidiary OTA obtained three new loans which have a total nominal amount of 8 billion Algerian dinars (equal to €77 million) repayable and repaid in December 2009. The subsidiary repaid also 3.3 billion Algerian dinars (equal to €32 million) relating to the Hermes and Coface facilities;

•	the subsidiary ECMS drew EGP366 million (equal to €46 million) relating to the MISR/CIB/NBE Syndicated Loans and repaid the MISR/CIB/NBE Syndicated Loans for EGP160 million (equal to €20 million) and the MISR/CIB/NSGB/HSBC Syndicated Loans for EGP580 million (equal to €73 million);

WAHF Group

•	in July 2009, the subsidiary Wind Acquisition Holdings Finance SpA made an early repayment of the PIK loan originally falling due on December 21, 2011 issued by the Luxembourg company Wind Acquisition Holdings Finance SA. The amount paid was approximately equal to €2,289 million. Already in March 2009, the repurchase was made, through Turtle Finance SP 1 SA and Turtle Finance SP 2 SA (now Weather Finance I Sarl and Weather Finance II Sarl, respectively), of securities representing such Pik loan having a nominal amount of €255 million at a price of €174 million.

Hellas Group

•	the subsidiary Hellas Telecommunications V SCA used the Revolving Credit Facility for a total amount of €50 million;

•	the repurchase, at a price of €1 million of a portion of the Unsecured PIK Notes issued by the subsidiary Hellas Telecommunications Finance SCA having a nominal amount of €15 million.

As described in the previous note 1.1, the fact that Hellas Telecommunications II has entered into a pre-pack administration procedure has triggered a default event for the Unsecured PIK Notes, having a nominal amount equal to €200 million, held by Hellas Telecommunications Finance SCA. Considering the Greek Group’s financial difficulties, it is taking the necessary steps to place Hellas Telecommunications Finance SCA, the holder of the Unsecured PIK Notes liability, and Hellas Telecommunications I, the guarantor of the Unsecured PIK Notes, into bankruptcy in Luxembourg. As a consequence of such default, the non-current portion amounting to €250 million of the Unsecured PIK Notes has been reclassified under current financial liabilities.

It should be noted that, according to the debt restructuring, a portion of the Revolving Credit Facility equal to €35 million has been reclassified under current financial liabilities.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides details of “Bank Loans” outstanding at December 31, 2009.

				Nominal
			Carrying	Amount
			Amount	(in millions of
			(in millions	Issuing
Group	Entity		of euro)	Currency)	Currency	Due Date	Interest Rate

WAHF Group	WIND SpA	Credit Facility Agreement—Tranche A1	1,152	1.167	EUR	05/26/2012	Euribor+2.625%
WAHF Group	WIND SpA	Credit Facility Agreement—Tranche B1	1,450	1,476	EUR	05/26/2013	Euribor+3.375%
WAHF Group	WIND SpA	Credit Facility Agreement—Tranche B2	52	75	USD	05/26/2013	Libor+3.375%
WAHF Group	WIND SpA	Credit Facility Agreement—Tranche C1	1,446	1,476	EUR	05/26/2014	Euribor+4.375%
WAHF Group	WIND SpA	Credit Facility Agreement—Tranche C2	52	75	USD	05/26/2014	Libor+4.375%
WAHF Group	WIND SpA	Second Lien	541	552	EUR	11/26/2014	Euribor+7.250%
WAHF Group	WIND SpA	Second Lien	125	180	USD	11/26/2014	Libor+7.250%

	Sub-total Wind SpA		4,818

Sub-total WAHF Group			4,818

WC Group	Weather Capital Special Purpose	Collateralized notes	517	511	EUR	04/20/2010	Euribor 3m+4.5%
WC Group	Weather Capital Sarl	ECA PROJECT	1

Sub - total Weather Capital Group			518

OTH Group	PMCL	Habib Bank Limited -
		Islamabad-Pakistan (2007)	25	3,000	PKR	12/18/2013	6m KIBOR+1.30% pa
OTH Group	PMCL	Citibank N A- Islamabad-Pakistan	6	633	PKR	07/02/2011	6m KIBOR+2.25% pa
		Royal Bank of Scotland (Formerly
OTH Group	PMCL	ABN AMRO Bank)-Islamabad-Pakistan	29	3,548	PKR	12/18/2012	6m KIBOR+1.30% pa
		Royal Bank of Scotland,
OTH Group	PMCL	London-Citibank London-ECGD-ECA	12	17	USD	02/28/2012	6m LIBOR+0.40% pa
		Royal Bank of Scotland, London-Citibank London-COFACE Loan-
OTH Group	PMCL	ECA	39	39	EUR	12/30/2011	6m EURIBOR+0.80% pa
OTH Group	PMCL	Royal Bank of Scotland, London-
		AB-SvenskExportKredit-Sweden-Hermes-ECA	11	12	EUR	03/29/2011	6m EURIBOR+0.78% pa
		Royal Bank of Scotland, London The OPEC Fund for international
OTH Group	PMCL	Development-ECA	5	5	EUR	12/15/2011	6m EURIBOR + 2.5% pa
		Royal Bank of Scotland, London Citibank International plc; Sumitomo Mitrui Banking Corporation Europe Limited-
OTH Group	PMCL	ECGD-ECA Round II	34	51	USD	02/28/2014	6m LIBOR + 0.175% pa
		Royal Bank of Scotland, London
		Citibank International plc; Sumitomo Mitrui Banking Corporation Europe Limited
OTH Group	PMCL	Coface-ECA Round II	48	51	EUR	12/31/2013	6m EURIBOR + 0.25% pa
		Royal Bank of Scotland, London;
		Citibank International plc; Sumitomo Mitrui Banking Corporation Europe
OTH Group	PMCL	Limited-Hermes-ECA Round II	49	50	EUR	03/16/2012	6m EURIBOR + 0.2% pa
OTH Group	PMCL	DEG - Germany	20	20	EUR	08/15/2013	6m EURIBOR + 3% pa
OTH Group	PMCL	FMO - Netherlands	20	20	EUR	08/15/2013	6m EURIBOR + 3% pa
		MCB Bank Limited (PKR 22.060
OTH Group	PMCL	Billion) - Islamabad - Pakistan	195	22.060	PKR	01/04/2014	6m KIBOR + 1.30% pa
		SCB Bank Limited STFA (PKR
OTH Group	PMCL	5.1 Billion) - Islamabad Pakistan	43	5,100	PKR	05/09/2013	6 months KIBOR + 2.65% pa

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

				Nominal
			Carrying	Amount
			Amount	(in millions of
			(in millions	Issuing
Group	Entity		of euro)	Currency)	Currency	Due Date	Interest Rate

		Dubai Islamic Bank (Pakistan) Ltd
OTH Group	PMCL	liara Facility PKR 700 Million	6	700	PKR	05/09/2012	6m KIBOR + 2% pa
		PAK Kuwait Investment Company
OTH Group	PMCL	Limited - Karachi - Pakistan	3	300	PKR	07/08/2010	6m KIBOR + 2.25% pa

	Sub-total PMCL		545

OTH Group	EMCS	Misr/CIB/NBE (Syndicated loans)	72	558	EGP	04/30/2013	[0.5 x CDR + (0.25 x (( TDR ÷ (1- CBE Reserve Requirements))) + (0.25 x CBE Mid Corridor Rate)]
OTH Group	EMCS	Misr/CIB/NSGB/HSBC (Syndicated loans)	70	541	EGP	08/14/2014	10.50% fixed for the first 6 months then flexible till maturity
OTH Group	EMCS	Misr/CIB/NSGB/HSBC (Syndicated loans)	140	1,073	EGP	02/26/2015	10.50% fixed for the first 6 months then flexible till maturity
OTH Group	EMCS	CAE	10	83	EGP	03/31/2010	10%
OTH Group	EMCS	NSGB	9	73	EGP	04/30/2010	9.25%
OTH Group	EMCS	Scotia	4	34	EGP	12/09/2010	9.75%
OTH Group	EMCS	BNP	3	42	EGP	04/30/2010	9.50%
OTH Group	EMCS	BB	3	24	EGP	Under renewal	9.75%
OTH Group	EMCS	AUB	2	17	EGP	12 months revolving	10%
OTH Group	EMCS	CIB	2	15	EGP	09/16/2010	9.75%

	Sub-total EMCS		315

OTH Group	OTT	International refinancing	33	100	EUR	March 2011	Euribor + 1%
OTH Group	OTT	Local refinancing	25	105	TND	March 2011	TMM + 2%

	Sub-total OTT		58

OTH Group	OTA	Hermes Loan 2006	42	62	USD	11/15/2012	LIBOR + 0.6%
OTH Group	OTA	Coface Loan 2006	18	1,904	DZD	11/15/2010	BOA + 0.6%

	Sub-total OTA		60

OTH Group	TWA	United Bank Limited	1	138	PKR	11/27/2013	KIBOR + 3%
OTH Group	TWA	Habib Bank Limited	1	101	PKR	11/27/2013	KIBOR + 3%
OTH Group	TWA	Other	3		PKR	11/27/2013	KIBOR + 3%

	Sub-total TWA		5

OTH Group	MOGA	CDC Mezzanine shareholder loan	20	18	EUR	08/15/2010	Euribor plus 10%

	Sub-Total MOGA		20

OTH Group	SHEBA	Hermes Facility	52	79	USD	07/01/2014	LIBOR + 0.55% + Additional
							margin 1.25%
OTH Group	SHEBA	USD Commercial Facility	82	122	USD	08/01/2013	LIBOR + 3.45% + Additional
							margin 1.25%
OTH Group	SHEBA	DFI Facility	20	30	USD	06/15/2014	LIBOR + 3.60% + Additional
							margin 1.25%
OTH Group	SHEBA	BDTA Facility	15	1,575	BDT	06/30/2012	13% + Additional
							margin 1.25%
OTH Group	SHEBA	BDTB Facility	9	918	BDT	06/30/2014	6.25% + 7.5% + Additional
							margin 1.2%
OTH Group	SHEBA	Standard Chartered Bank, London	14	25	BDT	09/30/2016	LIBOR + Additional
							margin 2.00%
OTH Group	SHEBA	Commercial Bank of Ceylon	1	100	BDT	03/20/2010	11%
OTH Group	SHEBA	Citibank N.A.	6	620	BDT	02/01/2010	10.9%
OTH Group	SHEBA	Standard Chartered Bank	3	290	BDT	01/09/2010	13.00%
OTH Group	SHEBA	Standard Chartered Bank	2	200	BDT	01/24/2010	12.00%
OTH Group	SHEBA	Standard Chartered Bank	3	290	BDT	01/27/2010	11.5%
OTH Group	SHEBA	BRAC Bank Ltd.	4	400	BDT	03/28/2010	12.00%
OTH Group	SHEBA	Eastern Bank Ltd.	3	280	BDT	06/25/2010	12.00%
OTH Group	SHEBA	Eastern Bank Ltd.	2	160	BDT	05/09/2010	12%
OTH Group	SHEBA	Eastern Bank Ltd.	1	100	BDT	05/31/2010	12%
OTH Group	SHEBA	The City Bank	2	240	BDT	05/03/2010	11.5%
OTH Group	SHEBA	The City Bank	2	150	BDT	04/09/2010	12%

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

				Nominal
			Carrying	Amount
			Amount	(in millions of
			(in millions	Issuing
Group	Entity		of euro)	Currency)	Currency	Due Date	Interest Rate

OTH Group	SHEBA	National Bank Ltd	1	102	BDT	10/30/2010	13%
		Standard Chartered Bank (Working
OTH Group	SHEBA	Capital Syndication)	4	360	BDT	03/17/2010	13%
OTH Group	SHEBA	National Bank Ltd (Working Capital Syndication)	1	100	BDT	03/17/2010	13%
OTH Group	SHEBA	Pubali Bank Limited (Working Capital Syndication)	4	350	BDT	03/17/2010	13%
		Standard Bank Limited (Working
OTH Group	SHEBA	Capital Syndication)	1	100	BDT	03/17/2010	13%
		Uttara Bank Ltd. (Working Capital
OTH Group	SHEBA	Syndication)	2	150	BDT	03/17/2010	13%
OTH Group	SHEBA	Dutch Bangla Bank Limited	3	250	BDT	03/23/2010	12%
OTH Group	SHEBA	Dutch Bangla Bank Limited	3	300	BDT	03/30/2010	12%

	Sub-total SHEBA		237

OTH Group	TELECEL GLOBE	Banque de development des etats de l’afrique Central March 2007	4	2,305	XAF	06/30/2014	9.25%
OTH Group	TELECEL GLOBE	Ecobank Centrafrique - Local Loans	4	2,929	XAF	10/08/2014	11.00%
OTH Group	TELECEL GLOBE	Dutch Bangla Bank Limited	29	311	NAD	12 months revolving	15.60%
OTH Group	TELECEL GLOBE	IBB - Bank overdraft	2	2	USD	12 months revolving	13.00%

	Sub-total TELEOEL GLOBE		39

OTH Group	MED CABLE	Export Credit Calyon	4	6	EUR	09/13/2011	Euribor + 0.95%

	Sub-total MED CABLE		4

OTH Group	OTH SAE	A1 Term Loan Supplemnt	674	987	USD	04/17/2013	3M Libor + 2.25%
OTH Group	OTH SAE	A2 Term Loan Supplemnt	350	513	USD	04/17/2013	3M Libor + 2.25%
OTH Group	OTH SAE	Revolving Credit Supplemnt	700	1,000	USD	04/17/2013	3M Libor + 2.25%
OTH Group	OTH SAE	NATIONAL SOCIETE GENERALE BANK	35	50	USD	02/18/2010	1M Libor + 2.50%
OTH Group	OTH SAE	Audi Bank	26	38	USD	03/28/2010	9.50%
OTH Group	OTH SAE	HSBC	10	15	USD	01/07/2010	3M Libor + 4%
OTH Group	OTH SAE	Credit Agricole Indo Suez Bank	8	11	USD	06/30/2010	1M Libor + 2.5% p.a
OTH Group	OTH SAE	National Bank Of Abu Dhabi	7	10	USD	02/21/2010	4.38%
OTH Group	OTH SAE	Citi bank	7	10	USD	Within one year	1M Libor + 2%
OTH Group	OTH SAE	NATIONAL SOCIETE GENERALE BANK	6	9	USD	08/19/2010	1M Libor + 2.5%
OTH Group	OTH SAE	Egyptian Gulf Bank	3	5	USD	05/31/2010	3M Libor + 2.25%
OTH Group	OTH SAE	Pireaus	3	5	USD	Within one year	1M Libor + 1.5%
OTH Group	OTH SAE	NSGB-Car Loan	1	11	EGP	02/02/2013	12.5%
OTH Group	OTH SAE	Fortis Banque	2	2	EUR	06/14/2010	6.30%

	Sub-total OTH SAE		1,832

OTH Group	INTOUCH	NBAD	2	35	EGP	01/04/2011	11.50%
OTH Group	INTOUCH	Barclays	1	35	EGP	10/01/2010	14.50%
	Sub-total INTOUCH		3

	Sub-total OTH Group		3,118

Weather Finance Group	Hellas Telecommunications V SCA	Revolving Credit Facility	251	250	EUR	04/03/2012	3M Euribor + 3.25%
Weather Finance Group	Wind Hellas Telecommunications SA	Loan from National Bank of Greece	7	7	EUR	12/31/2011	3M Euribor + 1.75%

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

				Nominal
			Carrying	Amount
			Amount	(in millions of
			(in millions	Issuing
Group	Entity		of euro)	Currency)	Currency	Due Date	Interest Rate

Weather Finance Group		Accrued interest on derivative contracts		6	0	EUR
Hellas Group	Hellas Telecommunications Finance SCA	PIK Notes	261	200	EUR	07/15/2015	3M Euribor + 8%

Sub-total Weather Finance and Hellar Group			525

Total			8,977

Certain group companies are required to comply with financial covenants for their bond issues and bank loans. Some of these covenants are tied to their performance while others are tied to external factors, such as the stock market price of the Orascom share. Except for that indicated for the Greek market, up to December 31, 2009, there has not been any breach of the financial covenants.

Loans from others

As of December 31, 2009, the item amounting to €40 million (€45 million at December 31, 2008), relates to Wind Group’s payables to financial institutions for short-term advances (€10 million); note payables to suppliers and loans from minority shareholders to subsidiaries of OTH Group, for €30 million.

Derivative financial instruments

Information about “Derivative financial instruments” is provided in note 7 (“Financial assets”).

18	EMPLOYEE BENEFITS

As of December 31, 2009, Employee Benefits amounting to €68 million (€69 million at December 31, 2008).

The following table sets out the changes in the balance during the year ended December 31, 2009.

	At December 31,			Other	At December 31,
	2008	Accruals	(Utilizations)	Variations	2009
	(Millions of euro)

Employees’ termination benefits	62	22	(4)	(19)	61
Other defined benefit plans	7	8	(8)	0	7

Total employee benefits	69	30	(12)	(19)	68

Italian “post-employment benefits” (TFR) relate to the Italian Parent and subsidiaries.

Other changes during the year consist mostly of the transfer of the liability for the TFR accruing during the year to supplementary pension funds or to the Treasury fund held by the Italian social security organization INPS.

The main actuarial assumptions underlying the calculation of TFR are as follows:

	Average			Employees’
	Inflation	Discount	Increase in Wages	Turnover
Year	Rate	Rate	and Salaries	Rate

2005	2.00%	4.00%	2.00%- 4.00%	2.00%
2006	2.00%	4.25%	2.00%- 4.00%	4.00%
2007	2.00%	4.60%	N/A	4.00%
2008	2.20%	4.80%	N/A	4.00%
2009	2.00%	4.10%	N/A	3.00%- 4.00%

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

“Other defined benefit plans” mainly relate to the subsidiary Wind Hellas Telecommunications SA.

The following amounts have been recognized in the income statement.

	At December 31,	At December 31,
	2009	2008
	(millions of euro)

Current costs	27	26
Finance expense	(3)	(3)
Redemption	6	0

Total	30	23
Actual return on plan assets	N/A	N/A

19	PROVISIONS

As of December 31, 2009, Provisions amounting to €215 million (€189 million at December 31, 2008).

The following table sets out changes in the balance for the year ended December 31, 2009:

	At
	December 31,			Other	At December 31,
	2008	Accruals	(Utilizations)	Changes	2009
	(Millions of euro)

Litigation	25	16	(6)	0	35
Restructuring	20	10	(14)	0	16
Universal service contribution as per Presidential Decree no. 318 of September 19, 1997	48	8	0	0	56
Tax litigation	8	0	0	0	8
Product assistance	2	2	(1)	0	3
Dismantling and restoration of sites	15	5	0	(1)	19
Other provisions	71	27	(16)	(4)	78

Total	189	68	(37)	(5)	215

Litigation

The Group companies are involved in certain legal proceedings for which details may be found in the following note 40. The amounts provided for these at the end of the respective reporting period are based on estimates made using the best information available to management of the total charge that the Group expects to incur on the settlement of all the outstanding proceedings.

Restructuring

The provision mainly includes the costs which the Group expects to incur in future years from implementing the business restructuring and reorganization programs begun during the previous years in connection with the internal reorganization project, whose aim is to achieve higher levels of efficiency and effectiveness by changing the territorial balance of certain functions typically belonging to headquarters and during the current year, following the identification of additional areas needing greater efficiency as a result of the reorganization of the business areas. The utilization of the restructuring provision in the amount of €14 million is entirely due to leaving incentives and personnel outplacement costs.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Universal service contribution

Article 3, paragraph 6, of Presidential Decree no. 318 of September 19, 1997 regarding the “Implementation of European Union Directives” establishes a mechanism designed to distribute the net cost of providing universal service throughout the country whenever the related obligations represent an unfair cost for the entity or entities assigned the responsibility for supplying the service. For 2009, as in the years 2004 to 2008, the contribution has been estimated on the basis of the best information available at the date of the calculation, pending the determination by the Communications Regulator of the actual amount to be paid by the subsidiary Wind Telecomunicazioni SpA. When this occurs the Regulator will indicate the net cost of the universal service and how the net cost is to be shared among the various operators.

Tax litigation

The group companies are involved in certain tax proceedings. The amounts provided for tax litigation at the end of respective reporting period are based on estimates made using the best information available to management of the total charge that the Group expects to incur on the settlement of all the outstanding proceedings together with the related legal costs.

Dismantling and restoration of sites

This provision covers the costs, estimated by using the best information available, expected to be incurred for the dismantling, demolition, disassembly and scrapping of assets reaching the end of their useful lives and for site restoration.

Other provisions

This item relates to certain liabilities arising from obligations assumed by the Group for which an estimate of the amount to be settled is made at the date of the reporting period. The balance of €78 million includes €14 million accrued by Wind Telecomunicazioni SpA relating to the long-term management retention and incentive compensation plan. Changes in the year relate to the payment of the first tranche in July 2009 and to the amounts accrued during the year that will be paid in the future.

The item also includes an amount of €22 million for liabilities for termination benefits arising from agency contracts in force at the end of reporting period.

20	OTHER NON-CURRENT LIABILITIES

As of December 31, 2009, Other non-current liabilities amounting to €78 million (€161 million at December 31, 2008) with a decrease equal to €83 million is mainly due to the reclassification to short term debt of PMCL and ECMS licenses payables due within 12 months.

21	TRADE PAYABLES

As of December 31, 2009, Trade payables amount to €2,926 million (€2,935 million at December 31, 2008).

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table sets out details in the balance for the year ended December 31, 2009:

	At December 31,	At December 31,
	2009	2008
	(Millions of euro)

Due to telephone operators	641	685
Due to authorised dealers	59	33
Due to agents	40	39
Due to related parties	5	4
Trade payables due to subsidiaries	4	3
Other trade payables	2,177	2,171

Total	2,926	2,935

Specifically, the balance “Due to telephone operators” has decreased by €44 million over December 31, 2008. This change is principally due to the decrease in fixed and mobile termination tariffs.

The following table shows the analysis of trade payables falling due within and after one year:

	At December 31,	At December 31,
	2009	2008

— within 12 months	2,879	2,927
— after 12 months	47	8

Total	2,926	2,935

22	OTHER PAYABLES

As of December 31, 2009, Other payables amount to €1,255 million (€1,109 million at December 31, 2008) with an increase equal to €146 million over the previous year.

The following table sets out details in the balance for the year ended December 31, 2009:

	At December 31,	At December 31,
	2009	2008
	(Millions of euro)

Prepaid traffic	406	349
Deferred income	50	50
Tax payables	171	115
Due to personnel	117	101
Payables due to social security institutions	42	37
Due to government bodies — contributions	24	24
Other sums payable to parent companies	0	1
Other payables	445	432

Total	1,255	1,109

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of “Other payables” by due date.

	At December 31,	At December 31,
	2009	2008
	(Millions of euro)

— within 12 months	1,234	1,101
— after 12 months	21	8

Total	1,255	1,109

“Prepaid traffic” consists of the unused portion of prepaid traffic, sold via rechargeable telephone cards and top-ups, which had not yet been utilized at the end of the year.

The following table provides an analysis of “Tax payables” at December 31, 2009 and December 31, 2008.

	At December 31,	At December 31,
	2009	2008
	(In millions of euro)

Government license fees	36	44
Withholding tax	14	13
Value added tax	15	4
Others	106	54

Total	171	115

“Due to personnel” consist mainly of liabilities for accrued vacation and other permitted leaves still to be taken at the end of the year.

“Deferred income” arises from billings made contractually in advance, from lease and installation fees relating to the utilization of broadband capacity (initial capacity), which in all cases will be recognized as income in future years.

“Payables to social security institutions” relate principally to the social security contributions due by the Group and employees in connection with December wages and salaries. It also includes contributions payable by the Group on accrued compensation (mainly relating to accrued vacation and other permitted leaves). This item further includes the amounts payable by the Wind Group to the Italian social security agency INPS in connection with the accrued Italian post-employment benefits (TFR) yet to be paid, which the employees have elected to transfer to the Treasury fund in accordance with Law no. 296 of December 27, 2006, the “2007 Finance Act”, and subsequent decrees and regulations.

“Due to government bodies for grants” represents amounts due for licenses and concessions granted by the competent bodies.

“Other payables” consist of amounts due to supplementary pension funds, payables for bank charges and guarantee deposits received from customers.

23	TAX PAYABLES

As of December 31, 2009, Tax payables amounting to €148 million (€292 million at December 31, 2008) and refers to tax payables for the year net of advance payments. The decrease of the year equal to €144 million is due to the payments of the year (€432 million) partially offset by the increases of the year (€307 million), mainly attributable to the OTH Group.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

24	REVENUE

Revenue amounted to €10,143 million for 2009 (€10,176 million for 2008), with a decrease of €33 million over the previous year.

The following table provides an analysis of the balance for 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Revenue from sale	358	337	21	6.2%

Revenue from services:
— Telephone services	7,579	7,371	208	2.8%
— Interconnection traffic	1,825	2,089	(264)	(12.6)%
— International roaming	181	215	(34)	(15.8)%
— Judicial authorities services	9	9	0	0.0%
— Other revenue from services	190	131	59	45.0%
— Construction contract	1	24	(23)	(95.8)%

Total revenue from services	9,785	9,839	(54)	(0.5)%

Total	10,143	10,176	(33)	(0.3)%

The net decrease of €33 million is mainly driven by the negative growth in Wind Hellas (-15.7%), the stable performance in euro of OTH Group, and by a positive performance of Wind Group (+4.7% with an increase in mobile and fixed segment).

In particular, the increase in revenue from telephone services achieved by the Wind Group (€224 million), is essentially attributable to a rise in revenue from the fixed line segment, as a consequence of growth in the customer base, in both voice and internet data services.

There has also been a rise in the mobile segment due to the increase in the customer base and the growth in offers dedicated to mobile internet browsing. Starting from January 1, 2009, revenue does not include traffic towards content providers holding non-geographic numbers, since, starting from that date, the Group only provides the handling and transport services for these calls.

In the OTH Group, the rise in telephone service revenue, compared to the previous year, is attributable mainly to positive performance of the subsidiaries Mobinil, Banglalink, Telecel Globe and CHEO Technology JV Company (operating as Koryolink).

This increase has been partially offset by the exclusion from the consolidation scope of the two subsidiaries OrasInvest and the weakening of some local currencies (Algeria, Pakistan and Tunisia) towards USD dollar and Euro.

There was a considerable decrease in telephone service revenue in Hellas Group in 2009, amounting to €92 million compared to the previous year, mainly due to mobile contract and prepaid outgoing revenue decline essentially connected with the macroeconomic crisis of the Greek market.

The decrease in the Weather Group revenue from interconnection traffic in 2009 amounting to €264 million, more proportional in respect of the decrease in interconnection costs (please refer to note 26) is mainly due to:

•	lower termination revenue from the mobile and fixed network caused by the reduction in unit charges, which was only partially offset by an increase in incoming fixed, mobile and wholesale traffic;

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

•	the decrease in interconnection revenue from narrowband internet traffic following a general shift in the direction of broadband technology;

•	a reduction in tariffs for national interconnection revenue arising from voice, SMS and MMS value added services only partially offset by the increase in the volumes of SMS value added services.

The decrease in revenue from international roaming is due to the general reduction in roaming tariffs on international markets and a reduction of the voice component of roaming volumes, decreases which were not sufficiently offset by the increase in the volumes of the data component.

25	OTHER REVENUE

Other revenue of €193 million for the year 2009 (€236 million for the year 2008) decreased by €43 million compared to the previous.

The decrease in this item is mostly due to the positive effect that closing agreements by means of settling prior years items had on the balances for the year 2008.

26	PURCHASES AND SERVICES

Purchases and services amounted to €5,366 million for the year 2009 compared to €5,378 million in the year 2008, decreased by €12 million. The following table provides an analysis of this item for 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Interconnection traffic	2,073	2,266	(193)	(8.5)%
Purchases of raw materials, consumables, supplies and goods	516	515	1	0.2%
Customer acquisitions costs	398	393	5	1.3%
Lease of local access network	365	292	73	25.0%
Lease of civil and technical sites	334	304	30	9.9%
Maintenance and repair	324	273	51	18.7%
Advertising and promotional services	318	340	(22)	(6.5)%
Utilities	179	174	5	2.9%
Consultancies and professional services	166	111	55	49.5%
Outsourced services	143	150	(7)	(4.7)%
Lease of telecommunication circuits	135	121	14	11.6%
Other leases and use of third party assets	81	78	3	3.8%
National and international roaming	46	50	(4)	(8.0)%
Bank and postal charges	30	33	(3)	(9.1)%
Transport and storage costs	17	18	(1)	(5.6)%
Variation in inventories	(11)	9	(20)	n.m.
Other services	252	251	1	0.4%

Total	5,366	5,378	(12)	(0.2)%

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The decrease of €12 million is mainly due to the following changes:

•	a decrease of €193 million in “Interconnection traffic” costs as a result of the decrease in fixed and mobile termination tariffs, despite the increase in national and international fixed and mobile retail traffic volumes. This decrease is attributable to the Wind Group (net of the effect of WIS Group consolidation), to Wind Hellas and the OTH Group;

•	a decrease of €20 million in “Variation in inventories” costs mainly due to Wind Group;

•	a decrease of €22 million in “Advertising and promotional services” costs as the result of a decrease in advertising and marketing activities, mainly relating to the OTH Group and Wind Hellas;

•	a decrease of €7 million in “Outsourced services” costs mainly due to improvements in the processes and management of these services;

•	a decrease of €4 million in “National and international roaming” costs principally attributable to the European segment, as the effect of a fall in international roaming unit costs for SMS value added services;

only partially offset by:

•	an increase of €73 million in “Lease of local access network” costs following the increase in the LLU customer base and ADSL internet customers, and the introduction in March 2008, in Italy, of the Wholesale Line Rental (WLR) service which enables a customer to use Infostrada as the sole operator also for calls outside the direct coverage area;

•	an increase of €30 million in “Lease of civil and technical sites” costs mainly due to the increase both in the number of pieces of equipment and mobile network technological sites and in the average unit costs;

•	an increase of €14 million in “Lease of telecommunication circuits” costs for improving the mobile network;

•	an increase of €55 million in “Consultancies and professional services” mainly due to the one-off expenses related to the restructuring of Greek Group;

•	an increase of €51 million in “Maintenance and repair” due to the higher volume of mobile equipment installed by Group companies;

•	an increase of €5 million in “Utilities” costs as the result of increased consumption of the leading companies of the Group, connected with the extension of the fixed-line and mobile networks;

•	an increase of €5 million in “Customer acquisition costs” mainly deriving from OTH Group.

27	OTHER OPERATING COSTS

Other operating costs amounted to €392 million in the year 2009 (€340 million at December 31, 2008), with an increase of €52 million over the previous year 2008.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of the item for 2009 compared with the year 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Impairment losses on trade receivables and current assets	123	90	33	36.7%
Annual license fees	67	62	5	8.1%
Accruals for costs	47	35	12	34.3%
Gifts	45	65	(20)	(30.8)%
Accruals for risks	16	7	9	128.6%
Other operating costs	94	81	13	16%

Total	392	340	52	15.3%

The increase shown above is due principally to the increase in impairment losses on trade receivables and current assets as the result of collection performance. This increase was partially offset by the significant reduction in the gifts given by the OTH Group.

The balance “Other operating costs” includes non-recurring items, amounting to €9 million, related to the damage incurred by the Algerian mobile operator. Following the football match Egypt/Algeria, disputed in Cairo during the month of November 2009, riots impacted the OTA and Ring premises (offices, shops, warehouses) causing damage as well as thefts of handset and SIM and scratch card stocks. The amount of damage is approximately equal to €13 million partially offset by an insurance policy for an amount equal to €4 million.

28	PERSONNEL EXPENSES

Personnel expenses amounted to €706 million in 2009 (€666 million at December 31, 2008), an increase of €40 million over the year 2008.

The following table provides an analysis of the item for 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Wages and salaries	539	506	33	6.5%
Social security charges	109	105	4	3.8%
Other	71	65	6	9.2%
Post-employment benefits	32	25	7	28.0%
(Costs capitalised for internal works)	(45)	(35)	(10)	28.6%

Total	706	666	40	6.0%

The cost of “personnel expenses” has increased over 2008 by €40 million mainly as a result of the increase in the average number of employees of the OTH Group and of the change in the scope of consolidation of Wind Group following the Phone acquisition (€4 million), as well as by the provision for restructuring (included in the item “Other”) mainly deriving by Wind Group (€10 million).

On October 23, 2009 the Unions signed an Agreement Hypothesis in order to renew the National labour Contract, whose effectiveness is subjected to the result of meetings with workers announced by Unions.

The draft agreement envisages changes to the way fixed term contracts are governed at a regulatory level, the introduction of a new professional category and the setting up of supplementary health protection for workers not

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

having company cover, while from an economic standpoint it provides for the recognition of an increase in salaries in 2010 and 2011 and the recognition of a one-off payment for 2009 which was consequently included in employees’ salaries for December 2009 for a total amount of approximately €4 million.

The number of employees at December 31, 2009 and December 31, 2008 and the average for the years then ended is provided in the following tables.

	2009	2008	Change
Units	12 Months	12 Months	Amount	%

Senior management	463	375	88	23.5%
Middle management	2,518	2,293	225	9.8%
Employees	22,891	22,413	478	2.1%

Total	25,872	25,081	791	3.2%

	2009	2008	Change
Average number of employees	12 Months	12 Months	Amount	%

Senior management	429	364	65	17.9%
Middle management	2,735	2,202	533	24.2%
Employees	24,337	22,246	2,091	9.4%

Total	27,501	24,812	2,689	10.8%

29	DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to €1,872 million in 2009 (€1,910 million at December 31, 2008), a decrease of €38 million over the year 2008.

The following table provides an analysis of Depreciation and Amortization for 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Depreciation of property, plant and equipment
— Land and buildings	6	7	(1)	(14.3)%
— Plant and machinery	1,288	1,245	43	3.5%
— Industrial and commercial equipment	14	12	2	16.7%
— Other assets	59	62	(3)	(4.8)%
Amortization of intangible assets
— Industrial patents and similar rights	121	120	1	0.8%
— Licenses, trademarks and similar rights	241	285	(44)	(15.4)%
— Other intangible assets	143	179	(36)	(20.1)%

Total	1,872	1,910	(38)	(2.0)%

Depreciation and amortization decreased by €38 million compared to the previous year, mainly due to the completion of amortization and depreciation of Wind Group assets acquired in previous years together with the lengthening of the amortization period of the UMTS license as a result of the decision taken by the Ministry for Economic Development to grant an eight year extension to the license term (to December 31, 2029). This will also lead to an annual positive effect of €49 million on the results and equity until 2021, gross of tax effect, subsequently

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

counter-balanced by an annual negative effect of €80 million until 2029, relating to the amortization and depreciation of the year.

The decrease is also due to the customer List of Wind Group as a result of the restatement by the management of the criteria used to estimate its useful economic life involving the extension of the amortization period from 2015 to 2020. This extension led to a decrease of €43 million in the amortization and depreciation charge for the year. This will also lead to an annual positive effect of €43 million on the results and equity until 2015, gross of tax effect, subsequently counter-balanced by an annual negative effect of €53 million until 2020.

The decrease is also due to the rationalization of investments made in prior years relating to the maturity of the market in which the Group operates and a reduction in the price paid for assets due to purchasing synergies achieved within the Weather Group.

These decreases were partly offset by the significant investments made by companies of the OTH Group for the expansion and the modernization of their telecommunications networks.

30	REVERSAL OF IMPAIRMENT LOSSES (IMPAIRMENT LOSSES) ON NON-CURRENT ASSETS

Reversal of impairment losses (impairment losses) on non-current assets amounted to €1,583 million (€33 million at December 31, 2008).

The following table sets out details of Reversal of impairment losses (impairment losses) on non-current assets for 2009 compared with the year 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Impairment losses on property, plant and equipment	(25)	(8)	(17)	n.m.
Impairment losses on intangible assets	(1,558)	(25)	(1,533)	n.m.

Total	(1,583)	(33)	(1,550)	n.m.

Impairment losses on intangible assets amounted to €1,558 million for the year 2009 and relate mainly to the impairment losses on the goodwill of the Hellas Group for €1,521 million relating to the goodwill acquired on the purchase of the Hellas Group and €38 million relating to licenses, trademarks and the customer list following the Greek group’s unfavorable economic performance, as further detailed in note 1.1.

Impairment losses on property, plant and equipment non-recurring items amounting to €11 million relate to the damages on OTA and Ring fixed assets.

As described above, the recent vandalism that took place after the football match Egypt/Algeria, which hit OTA’s headquarters, several of its retail outlets, some of its technical sites, as well as Ring’s shop furniture and equipments, caused significant damage to the companies’ operations.

The amount of damage is approximately equal to €17 million. An amount approximately equal to €6 million will be covered by the insurance company.

31	GAINS (LOSSES) ON DISPOSAL OF NON-CURRENT ASSETS

Gains (losses) on disposal of non-current assets has a negative balance amounted to €3 million (gains of €56 million for December 31, 2008).

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table provides an analysis of “Gains (losses) on disposal of non-current assets” for the years ended December 31, 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Gains arising on disposal of property, plant and equipment	2	1	1	100%
Gains arising on disposal of financial assets	8	65	(57)	(87.7)%
Losses arising on disposal of property, plant and equipment	(13)	(10)	(3)	30%

Total	(3)	56	(59)	(105.4)%

In 2008 “Gains on disposal of financial assets” arise principally from the sale by the OTH Group of its investment in Orasinvest.

“Losses on disposal of property, plant and equipment” arise from the disposal or sale by the Wind Group of assets as part of the normal renewal process for equipment.

32	FINANCE INCOME AND EXPENSE

The Group’s financial situation generated net finance expense of €414 million in 2009 (€1,494 million in 2008).

The following table provides an analysis of the item for 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Interest income from:
Fair value measurement of financial assets at fair value (other than derivative instruments)	1,224	0	1,224	n.m.
Fair value measurement of derivative instruments	68	138	(70)	(50.7)%
Banks	26	45	(19)	(42.2)%
Cash flow hedges, transfer from equity	5	41	(36)	(87.8)%
Fair value hedge, and income on derivative financial instruments	2	0	2	n.m.
Dividends	0	1	(1)	(100.0)%
Other	167	18	149	n.m.

Total finance income	1,492	243	1,249	n.m.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Interest expense on:
Bond issues	833	533	300	56.3%
Bank loans	628	1,088	(460)	(42.3)%
Financial payables	131	54	77	n.m.
Cash flow hedges, transfer from equity	84	(77)	161	n.m.
Other Fair value losses	30	0	30	n.m.
Fair value measurement of non hedging derivatives	22	90	(68)	(75.6)%
Discounted provisions	3	5	(2)	(40.0)%
Fair value transferred from equity on AFS	2	0	2	n.m.
Impairment of losses on financial assets	7	1	6	n.m.
Other	166	43	123	n.m.

Total finance expense	1,906	1,737	169	9.7%

Finance income for the year 2009 consisted mainly of the following:

•	gain of €1,224 million from the deconsolidation of Hellas II (please refer to note 1.1);

•	income of €81 million resulting from the repurchase for €174 million through Turtle Finance SP 1 SA and Turtle Finance SP 2 SA, and subsequent repayment by confusion of the share of the Pik loan held by the subsidiary Wind Acquisition Holdings Finance SA having a nominal amount of €255 million;

•	income of about €16 million (including the negative effect of €7 million arising from the closing of the related derivative hedging agreements) related to the repurchase, by PMCL, of notes at a price of USD730 (€507) for each USD1,000 of nominal amount (€694), thereby reducing its debt by USD138 million (€96 million) by making a payment of USD101 million (€70 million);

•	income of €14 million resulting from the repurchase for €1 million and subsequent repayment by confusion of the share of the Unsecured PIK Notes held by the subsidiary Hellas Telecommunications Finance SCA having a nominal amount of €15 million;

•	income of €10 million relating to interest accrued on the amounts unduly paid by the subsidiary Wind Telecomunicazioni SpA and by the former Infostrada SpA as a Turnover Contribution (Law no. 448/1998), for which a refund has been requested through two notices to pay served on March 31, 2009.

These positive effects are partially offset by the decrease in fair value gains on derivatives of about €70 million and lower interest on bank accounts of €19 million.

Finance expense consists mainly of the interest incurred on the financial liabilities outstanding at December 31, 2009, for which details may be found in note 17. More specifically, the increase of €169 million has been affected by:

•	the increase of €300 million in interest expense on bonds, mainly due to the effect of the placing by the Luxembourg subsidiary Wind Acquisition Finance SA on July 13, 2009 of the new bond maturing in 2017 which consists of two separate tranches of €1,250 million and USD2,000 million and bears a coupon of 11.75% and the effect of the finance expense related to the Guaranteed Secured Exchangeable Bond, repaid in advance by the subsidiary Weather Capital Finance in September 2009. The increase is additionally due to the interest payable on the index-linked bond issued by the subsidiary OTH in February 2009;

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

•	the negative effects resulting from the measurement at fair value of derivative contracts of €123 million, including the impairment loss on Klarolux derivatives (€28 million);

•	interest increase of €77 million on financial payables accrued on the long-term amount due to shareholders represented by class B — C — D and E shares (with the exception of the majority shareholder Weather Investments II Sàrl which has specifically waived all the rights attributed to its class C shares);

•	other finance expense, increasing by €123 million, mainly include: €44 million of interest on the derivative contracts of Hellas Group; €36 million of consent fees to notes holders paid by Wind Hellas Group; €19 million of losses deriving from the sale of OTH shares, and €10 million of fees for the early repayment of financial liabilities.

These negative effects are partially offset by a decrease in interest on bank loans (approximately €460 million) mainly due to:

•	the lower interest arising from the Senior Credit Agreement, relating to the subsidiary Wind Telecomunicazioni SpA following a repayment of €412 million made at the end of 2008, the contractually provided reduction of the spread applicable to tranches A and B of the same financing and the decrease in the average Euribor rate applicable to the unhedged portion of debt;

•	the total repayment of the Pik Loan by Wind Acquisition Holdings Finance SA, in July 2009 (€385 million) and the partial repayment of the Collateralized Notes of Weather Capital Special Purpose I SA occurred in 2008 (€80 million).

33	SHARE OF PROFIT (LOSS) OF EQUITY ACCOUNTED INVESTEES

A loss of €34 million is recognized in this item for the year ended December 31, 2009, representing the Group’s share of the losses arising from the investment held by OTH in the Canadian company WIND Mobile (formerly Globalive).

34	FOREIGN EXCHANGE GAINS (LOSSES) NET

Foreign exchange gains (losses) net show a gain equal to €18 million (€247 million at December 31, 2008). The following table provides an analysis of “Foreign exchange gains (losses) net” for 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Realized gains	33	85	(52)	(61.2)%

Unrealized gains	230	119	111	93.3%

Foreign exchange gains	263	204	59	28.9%

Realized losses	41	114	(73)	(64.0)%
Unrealized losses	204	337	(133)	(39.5)%

Foreign exchange losses	245	451	(206)	(45.7)%

Total — net	18	(247)	265	(107.3)%

The net increase arising principally in the OTH Group is mainly due to the appreciation of USD against EGP and Euro, as detailed in the table below.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

	31/12/2009	31/12/2008	% Change

EGP/USD
Income Statement(1)	5.5804	5.4735	2.0
Statement of financial position(2)	5.5096	5.534	(0.4)

EUR/USD
Income Statement(1)	0.7190	0.6835	5.2
Statement of financial position(2)	0.6942	0.7185	(3.4)

Algerian Dinar/USD
Income Statement(1)	72.4638	64.5161	12.3
Statement of financial position(2)	72.4638	70.922	2.2

Pakistan Rupee/USD
Income Statement(1)	81.9672	70.922	15.6
Statement of financial position(2)	84.0336	78.7402	6.7

Canadian Dollar/USD
Income Statement(1)	1.1211	1.1266	(0.5)
Statement of financial position(2)	1.0386	1.2042	(13.8)

EGP/EUR
Income Statement(1)	7.7434	8.0068	(3.3)
Statement of financial position(2)	7.9058	7.6761	3.0

(1)	Represents the average exchange rate of the year

(2)	Represents the spot exchange rate at the end of the year

35	INCOME TAX

Income tax amounted to €495 million (€251 million at December 31, 2008) with an increase of €244 million compared with December 31, 2008. The following table provides an analysis of the item for 2009 and 2008.

	2009	2008	Change
	12 Months	12 Months	Amount	%
	(Millions of euro)

Current tax	644	458	186	40.6%
Deferred tax	(149)	(207)	58	(28.0)%

Total	495	251	244	97.2%

The current tax increased by €186 million compared to the previous year and is mainly due to an increase in Wind Group’s taxable income of the year and the utilization of deferred tax assets in 2008 (which were unrecognized or impaired in prior years), the negative effect on OTH Group of the introduction of a minimum tax of 0.5% of revenue together with a tax provision in Algeria of USD50 million (equal to €35 million) connected with the tax assessment from the Algerian Direction des Grandes Entreprises in respect of the years 2005-2007.

36	STOCK OPTION PLANS

On June 30, 2006, the Board of Directors of the Company approved a stock option plan, with a total duration of 5 years, which entitles certain Group employees to acquire a specified number of ordinary shares of either Wind

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Acquisition Holdings Finance SpA or Wind Telecomunicazioni SpA. In particular, the options may be exercised for one year in the three-year period from June 30, 2008 to June 30, 2011, subject to the completion of a public offering for sale and subscription and the consequent listing of the shares of one of these companies for trading on the electronic stock exchange organized and managed by Borsa Italiana SpA or on a foreign stock exchange. The exercising of the options is additionally subject to a number of restrictions on the duration of the employment relationship and the achievement of certain professional performance objectives. The rights vest from the grant date and may be exercised for one year within the following dates: June 30, 2008, June 30, 2009 and June 30, 2010. All three sub-terms are subject to the above-mentioned listing and each is valid for a period of 12 months.

A total of 1,376,160 rights were granted at the date the plan became effective, representing a total of approximately 3% of the economic capital of Wind Telecomunicazioni SpA, or alternatively Wind Acquisition Holdings Finance SpA, at a strike price of €73.85. The following table sets out the changes in the number of granted options by individual tranche during the year.

	Outstanding at					Outstanding at	Exercisable at
Stock Option Plan 2006	01/01/2009	Granted	Expired	Forfeited	Exercised	12/31/2009	12/31/2009

Tranche 1	—	—	—	—	—	—	—
Tranche 2	411,266	—	(366,688)	(44,578)	—	—	—
Tranche 3	411,266	—	—	(90,594)	—	320,672	—

	822,532	—	(366,688)	(135,172)	—	320,672	—

The table below sets out the residual term of these at December 31, 2009 and the respective fair values at the grant date.

			Fair Value at
	Options	End of	Grant Date
Stock Option Plan 2006	Granted	Vesting Period	(Euro)

Tranche 3	320,672	June 2010	14.23

A Black-Scholes pricing model was used to calculate the fair value of the rights and the related cost. The assumptions used for this model were as follows.

	Value of					Risk-Free
	Shares	Option	Strike Price	Inherent	Expected	Interest
Stock Option Plan 2006	(Euro)	Term	(Euro)	Volatility	Dividends	Rate

Tranche 1	82.79	3 years	73.85	22.42%	5.07%	3.90%
Tranche 2	82.79	4 years	73.85	22.42%	5.07%	3.91%
Tranche 3	82.79	5 years	73.85	22.42%	5.07%	3.93%

The OTH Group has a stock option plan that enables certain employees to purchase shares of Orascom Telecom Holding SAE through Orascom Telecom ESOP Limited, Malta. Under this plan the shares are granted free to the employees, who will have to exercise the option within two years after the end of the vesting period.

On June 10, 2003 the Board of Directors of OTH approved the granting of 1,650,000 GDRs at a price not lower than 80% of the average market price in the 30 days prior to the grant date. Under the plan the employees may exercise their rights as follows:

	Number of GDRs by Year
	2010	2011	2012	2013	2014	2015	Total

Stock option plan	24	18	453	130	79	23	727

Total	24	18	453	130	79	23	727

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

37	CONSOLIDATED CASH FLOW STATEMENT

Cash flows from operating activities amounted to €2,003 million in 2009, a decrease of €195 million over 2008 mainly due to the negative performance of certain subsidiaries of the group.

Investing activities used cash for a total amount of €1,914 million compared to cash of €2,069 million used in 2008. The latter includes the effect of the sale, by OTH, of its remaining stake in HTIL, which led to proceeds of €629 million in 2008, the collection of the receivable arising on the sale of Iraqna, which led to the receipt of two installments totalling €683 million and the collection of the receivable arising on the sale of Orasinvest of €64 million. Investing activities of the year used cash for the acquisition of property, plant and equipment primarily as the result of the expansion of their telecommunications networks by the Group’s operating companies (in particular the more significant investments relate to the following companies of OTH Group: Mobinil in Egypt, PMCL in Pakistan, Banglalink in Bangladesh and OTA in Algeria); the cash used for the acquisition of intangible assets mainly relates to the acquisition, from Wind, of an additional 5 Mhz in the 2100 MHz band.

As of December 31, 2009, the amount related to loans granted to associates, equal to €166 million, has been classified from financing activities to investing activities, in accordance with IAS 7, paragraph 16 (e), consequently, the corresponding amount, equal to €300 million, related to December 31, 2008 has been reclassified. In addition, the acquisitions of the year, attributable to the mobile operator in Namibia and Phone srl, required the use of cash of €48 million.

Net cash from financing activities amounted to €448 million compared to outflows of €186 million in 2008.

In addition, the cash inflow for the year is mostly due to the placement of a new bond by the subsidiary Wind Telecomunicazioni SpA having a carrying amount of €2,693 million, the new bond issued by the subsidiary Wind Acquisition Holdings Finance Sa having a carrying amount of €767 million and the new bond issued by the subsidiary OTH having a carrying amount of €176 million. The cash outflow for the year mainly relates to the early repayment of the PIK Loan Agreement by Wind Acquisition Holdings Finance SA for the amount of €2,289 million, the repayment of the Guaranteed Secured Exchangeable Bond by the subsidiary Weather Capital Finance SA for the amount of €832 million and the repayment made by PMCL of €70 million for its senior notes. OTH paid dividends to shareholders for an amount of €52 million; Weather received cash from shareholders for an amount of €10 million following the capital increase resolved in January 2009.

38	RELATED PARTY TRANSACTIONS

Transactions with related parties

The transactions with related parties described below are those with Weather Group companies.

Transactions with related parties are entered into as part of normal business operations and, from an economic point of view, are negotiated on an arm’s length basis.

Other than Wind Acquisition Holdings Finance SpA, which has a 7.76% interest in the Parent Company, Group companies did not hold either at December 31, 2009, or at any time during the year shares of the Parent, either directly or through trustees, nor shares in any company controlling the Parent.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The following table summarizes the main effects of related party transactions taking place during the year on the income statement and the statement of financial position.

	At December 31, 2009
	Revenue	Expenses	Receivables	Payables
	(Millions of euro)

Globalive Canada	23	0	448	0
Orascom Construction	0	1	0	0
Orascom Trading	0	8	0	1
Orascom Technology Solutions	0	5	1	4
Other	0	2	0	0

Total	23	16	449	5

The members of the Board of Directors of Weather Investments SpA, the members of the Board of Directors of Wind Telecomunicazioni SpA, the members of the Board of Directors of Wind Hellas SA and the general manager and managing director of Orascom Telecom Holding SAE are considered to be “Key management personnel”. The compensation due to them amounts to approximately €1 million.

39	CONTINGENT ASSETS

Furthermore, former legal entity Tellas filed two lawsuits against OTE in December 2008 amounting to a total of €6.1 million. More specifically, the first lawsuit refers to penalties that Tellas claimed from OTE for delays in delivery of Leased Lines in the period 2003 to 2006 (€3.9 million) plus €200 thousand for moral damage. OTE has offered to pay €0.9 million for this claim under the condition that Tellas would restrict its claim to this amount. However, Tellas rejected the offer of OTE and proceeded to file said lawsuit. The second lawsuit refers to the retroactive application of cost-oriented prices in 2003 regarding interconnection rates, ports and signalling (€1.8 million) plus €200 for moral damage. NTPC has already imposed a fine on OTE for not applying said decision retroactively, thus crediting OLOs for the amounts charged under the interim (non cost-oriented) rates in 2003 to the extent that they exceed the cost-oriented rates approved at the end of 2003 by NTPC.

With reference to the contingent asset regarding the subsidiary WIND Hellas, it should be noted that in June 2008, WIND Hellas signed an agreement with KARRE Projects Ltd. for the sale of its wireless fixed-line telecommunication license for a price of €5.3 million. The transaction was finally approved by NTPC by its resolution n. 530/165/2009. The gain from disposal was recognised already in the third quarter of 2009.

40	CONTINGENT LIABILITIES AND MAIN LEGAL PROCEEDINGS

The following section provides details of the Group’s contingent liabilities and main pending legal proceedings at December 31, 2009; provisions have been recognized for these in the consolidated financial statements at that date except where it is not possible to estimate the losses, if any, which may arise from a negative outcome of the proceedings or where a negative outcome is not deemed probable.

Italy

Audit by the Italian Tax Authority

On June 12, 2009, the Italian Tax Authority notified WIND of the commencement of a tax audit relating to inter-company payments of interest and requested WIND to provide them with information with reference to the application for a refund on interest payments made by WIND to Wind Finance SL S.A. for 2005 and part of 2006 and the non-payment of withholding taxes on interest payments made by WIND to Wind Finance SL S.A. for the remainder of 2006, 2007 and 2008. The tax audit is still in progress, but the scope of the audit has been expanded to

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

also include the application for a refund on interest payments made by WIND to WAF SA for 2005 and part of 2006 and the non-payment of withholding taxes on interest payments made by WIND to WAF SA for the remainder of 2006, 2007 and 2008. At present, WIND have not received any notification following this audit and so it is not possible to express any expectations about it.

Proceedings Concerning Electromagnetic Radiation

Proceedings are still pending, in particular before the administrative courts, regarding the installation of base stations. These are mainly the result of current concerns about electromagnetic radiation. The claims are of an undeterminable monetary amount.

Proceedings Regarding the Infostrada SpA LLU Service

In December 2002, Associazione Movimento Consumatori, a consumer association group, brought an action against WIND for alleged failure to respect contractual obligations arising in respect of the LLU service offered in March 2000 by the former Infostrada SpA, now merged into Wind Telecomunicazioni SpA.

In November 2006, the court of first instance of Turin delivered its judgment by rejecting the request for compensation made by the Associazione Movimento Consumatori, but required WIND to inform the customers concerned in writing and publish the judgment in the press, so as to enable requests to be made to WIND to refund the Telecom Italia subscription fees paid during the period in which the “Solo Infostrada” offer was offered to carrier pre-selection subscribers.

The determination of the prerequisites for reimbursement must be made through the proposition of an independent prosecution. WIND appealed and requested the suspension of judgement. In March 2007, the court of appeals of Turin upheld the earlier court’s ruling. On February 24, 2009, the court of appeals issued an instance confirming the first instance’s judgment. On June 2009, a claim for enforcement of the above mentioned prosecution has been notified despite the fact that WIND had complied with the decision. The next hearing is now scheduled for May 2010.

Proceedings with agents

Certain proceedings are still pending at different judicial stages relating to the termination of agency agreements (including those with Golden Voice, I&IA and ABC), in which the agents seek payment from WIND of certain indemnities provided by Italian legislation; these include the termination indemnity, the collection indemnity, the indemnity in lieu of notice and the indemnities pursuant to article 1751 of the Italian civil code.

WIND/ITALGO SPA

WIND was sued by Italgo SpA (formerly Delta SpA), which on the declaration of a breach by WIND of certain provisions of an agreement signed with Delta SpA for the provision of goods and services (the “Commercial Agreement”) is seeking the termination of the agreement and of other related agreements, the sentencing of WIND to pay a penalty of €3.3 million, the sentencing of WIND to make a refund of the price of €23 million paid for the Delta SpA shares and pay additional damages (to be quantified during the proceedings) for the costs which Italgo alleges to have incurred as the result of WIND’S breaches. Subordinately, the plaintiff has asked for a reduction in the purchase price agreed by the parties to be settled by offsetting this amount against an amount of €9 million payable to WIND. To date a negative outcome for WIND of these proceedings is deemed possible.

IOL/RTI SpA

RTI S.p.A. — Mediaset (“RTI”) initiated a proceeding against ITALIA ONLINE S.r.l. (“IOL”) before the Court of Milan on the grounds that IOL continued to make 1,600 videos owned by RTI available on

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

www.libero.mediasd.it following the expiry of IOL’s non-exclusive license for such video content on December 31, 2008. RTL is claiming economic damages in an amount of approximately €100 million. However, if the Court recognizes the responsibility of IOL, it is probable that the company will be liable for a payment of €1 million. The next hearing will be held on July 14, 2010.

Proceedings concerning Unfair Commercial Practices and Misleading Advertising

Under legislative decree no. 146/2007, the Italian antitrust authority has the power to initiate proceedings concerning unfair commercial practices and misleading advertising and issue fines of up to €500 thousand for each proceeding. Since the entry into force of the decree in May 2008, a significant number of these types of proceedings have been brought against WIND. In particular, many of these proceedings concern the advertising of VAS. Concerning unfair commercial practices, at the beginning of 2010, AGCOM started a proceeding against WIND for addressing telemarketing activities to customers that had not given prior informed consent to be contacted or had expressly requested not to be contacted.

Turnover contribution

In execution of the rulings of the administrative courts (sentence no. 4563 of the Council of State dated September 22, 2008 for WIND and sentence no. 483 of the TAR of Lazio dated January 23, 2008 for the former Infostrada), on March 31, 2009 WIND served notices to the competent Ministries to repay, within 30 days, the accrued interest on the amounts previously paid as turnover contribution by WIND and by the former Infostrada as telecommunications license holders (Interministerial Decree of March 21, 2000 regarding the implementation of the regulations contained in Finance Act no. 448/1998, on which the European Court of Justice issued a ruling finding the contribution to be in contravention of Community Directive no. 97/13/EC).

On May 11, 2009 and June 5, 2009, WIND received two letters in copy for information purposes that had been sent by the General Accounting Department of the Italian State to the Treasury Department, in which the two notices to pay served by WIND were submitted to the latter for reasons of competence and due to its formal ownership of the reimbursement proceedings.

On September 19, 2009, WIND served two appeals on the competent Ministries before the Regional Administrative Court (the Lazio TAR) (one on its own behalf and the other on behalf of the former Infostrada), claiming for payment of the interest on the amounts paid as turnover contribution.

Following the hearing discussion, as held on December 10, 2009, the TAR Lazio accepted WIND’S appeal. On December 17, 2009, the Treasury Ministry carried out the payment on the interest demanded by WIND (about €4.7 million).

On January 20, 2010, a hearing was held to discuss the appeal before the Lazio Regional Administrative Court for the repayment of interest on the contribution paid by the former Infostrada. The Court reserved the right to decide.

WIND- Antitrust Authority (Proceeding no. A/357)

With a decision dated August 3, 2007, the Antitrust Authority closed proceeding no. A/357 by condemning WIND and Telecom Italia for abuse of their dominant positions in the wholesale termination market due to the discriminatory application of economic and technical conditions for fixed-to-mobile on net (fixed-mobile calls originating and terminating on the WIND network) and intercom calls (the calls on the internal telephone lines of a business customer) in favour of their respective internal divisions and to the detriment of fixed-line competitors. WIND was fined a sum of €2 million and ordered to cease the discriminatory behaviour. WIND appealed against the decision by seeking the annulment before the Administrative Court of Lazio (the Lazio TAR). The hearing was discussed on January 23, 2008. The Lazio TAR rejected WIND’S appeal on January 29, 2008 and the related

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

decision was published on April 7, 2008. On September 17, 2008 WIND filed an appeal before the State Council, seeking the annulment of the above Lazio TAR’s decision and it is still waiting for the scheduling of the related hearing.

WIND/Telecom Italia — Action seeking damages for win-back actions towards residential customers

On January 16, 2008, WIND filed a claim for damages against Telecom Italia before the Court of Milan to seek compensation for the damage suffered as a consequence of the unlawful conduct and unfair competition (illegal win-back and retention/non repeatable commercial offers to the public) allegedly committed by Telecom Italia in the residential customer fixed communications services market in the period between 2004 and 2007. The first hearing for the appearance of the parties took place on May 13, 2008. The hearing was held on October 14, 2008 and on this occasion the Judge remitted the decision on the admission of evidence requested by WIND to a panel of Judges. During the hearing for the statement of conclusions, held on February 27, 2009, the judge established the terms for the filing by the parties of the conclusive notes and replies which have been consequently filed before the Court. A settlement agreement was reached with Telecom Italia in May 2009 putting an end to the dispute. During the hearing of July 15, 2009, the judge declared the case closed following the filing of the waiver and acceptance deeds by WIND and Telecom Italia.

Proceedings Concerning Crest One SpA

Crest One SpA (“Crest One’’) has initiated proceedings against WIND for (i) the refund of an amount of approximately €16 million, previously paid to WIND by Crest One as value added tax under a distribution agreement entered into between Crest One and WIND, and (ii) the compensation of all damage suffered by Crest One (to be determined following the legal process) pursuant to the payment of such value added tax by Crest One to WIND. The first hearing is scheduled for May 2010. As the case is in its initial stages it is not yet possible to quantify any potential award.

Greece

Delan Arbitration

Wind Hellas is involved in a dispute with Delan Cellular Services SA (“Delan”) relating to a September 1996 agreement between Wind Hellas and Delan pursuant to which Delan agreed to develop and market pre-paid telecommunications services using Wind Hellas’ network. Wind Hellas terminated the agreement in January 1997 because of Delan’s failure to adequately develop a platform for the pre-paid product in accordance with the contractual timetable. Wind Hellas subsequently developed the product and Delan filed a claim against Wind Hellas in a Greek arbitration tribunal in February 1998 seeking damages of approximately €0.3 million for breach of contract and €79.5 million in lost profits plus accrued interest (which the Greek courts calculate from the date a claim is filed to the date of the judgment using the Bank of Greece interest rates). Although the arbitration proceeding was concluded in March 2001, the arbitration panel chairman was unable to reach a decision and as a result he submitted his resignation in December 2003. A new chairman of the arbitration panel was appointed in January 2005, at which time Delan also submitted additional evidence. New hearings on this matter were held in April 2005.

On July 4, 2006, the Athens Arbitration Tribunal reached a decision and sentenced Wind Hellas to pay an amount of €30.7 million plus legal interest. The company lodged an appeal with the Athens Court of Appeal for the annulment of this award. The Court of Appeal granted a stay of execution of the award pending the hearing of the appeal, which took place on January 30, 2007. The Athens Court of Appeal issued a judgment annulling the decision of the Arbitration Court. Delan failed to file an appeal before the Supreme Court within the applicable limitations period. On February 29, 2008 Wind Hellas SA was notified of a petition filed with the Greek Supreme Court by Alfa Digital Television SA with respect to the Delan SA case. According to the petition, Alfa Digital

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Television SA merged with Delan SA in February 2007, becoming a full successor to that company. The lawyers of Wind Hellas SA, not being aware of the merger and the company’s change of address, notified the Court of Appeal’s decision to Delan SA at its registered office, as required under Greek Civil Procedure rules, on September 6, 2007. On October 29, 2007, Wind Hellas’ lawyers applied for and obtained a certificate from the Court of Appeal that no appeals had been filed within the applicable limitation period of one month from the notification of the decision served to the relevant parties and the matter was consequently considered closed by company management. Nevertheless, due to the fact that Delan SA had been absorbed by Alfa Digital Television SA , the latter claimed that a three year period is available to appeal against the ruling and filed its petition at the Supreme Court in November 2007, formally notified to Wind Hellas SA on February 29, 2008. The hearing before the Supreme Court took place on May 5, 2008 and in October the Supreme Court ruled in favor of the company and against Delan SA. Subsequently Alfa Digital Television SA transferred the Delan case to a third party.

On October 14, 2009, Carothers filed a new claim before the Athens Court of First Instance. The claim is based on the same facts and raises the same legal arguments as the Delan Arbitration, but Carothers claims a total of €271.3 million (the same €0.3 million in direct damages claimed in the Delan Arbitration, plus increased lost profits and increased interest) plus interest from the commencement of proceedings. The hearing of this new claim was initially scheduled for January 20, 2010, but was postponed until October 2010. On December 1, 2009, Carothers filed an application for an interim injunction in order to safeguard Carothers’ position in the event the Court rules in Carothers’ favour. At December 31, 2009, no provision for this litigation is recorded since the company management considers the case closed.

Vasilias Enterprises SA Litigation

In March 2001, Vasilias Communications SA (“Vasilias”), one of WIND Hellas’ master dealers, filed suit against WIND Hellas claiming damages of over €9.2 million for breach of contract. Following the bankruptcy of Vasilias, WIND Hellas filed a counterclaim totalling €1.8 million for damage resulting from Vasilias’ closure of its stores after receiving financial support from WIND Hellas. A decision of the Athens Court of First Instance ruled in favour of Vasilias and awarded Vasilias €1 million in damages for lost profits. This decision was appealed by both parties. Subsequently, the Court of Appeal issued a ruling in September 2004 and awarded Vasilias €1.1 million in damages for lost profits plus accrued interest and €50 thousand for legal expenses. Both WIND Hellas and Vasilias filed petitions for the amendment of this ruling before the Supreme Court (Arios Pagos). The hearing for the petitions took place on February 26, 2007. The Supreme Court partially accepted WIND Hellas’ arguments and ordered WIND Hellas to pay Vasilias the sum of €0.4 million plus legal interest. The amount WIND Hellas paid Vasilias, following the Supreme Court’s decision, therefore totals €0.7 million. Vasilias filed a second claim against WIND Hellas in February 2005 related to claims similar to those described above, but for the period following the filing of the first claim, running from the first quarter of 2001 to the end of 2001. In this claim, Vasilias is seeking damages of approximately €1.9 million for lost profits plus accrued interest. The hearing on this matter, originally scheduled for October 2006, was held on January 24, 2008. The Court of First Instance issued its decision which required the Company to pay Vasilias an amount of approximately €260 thousand. In October 2009, Vasilias’ appeal against the Decision of the Court of First Instance was notified to WIND Hellas. The appeal is scheduled to be heard on October 20, 2010, before the Athens Court of Appeals.

Lantec Communications SA Litigation

Lantec Communications SA (“Lantec”), one of the Company’s former master dealers, filed suit against WIND Hellas in March 2002 claiming damages of approximately €52.7 million in lost profits relating to the termination by WIND Hellas of its exclusive agreement with Lantec due to Lantec’s failure to meet the targets of WIND Hellas’ commercial policy as stipulated in the agreement, as well as for breach of contract. The claim was dismissed by the Multi-seated First Instance Court of Athens following a hearing in March 2004 and WIND Hellas was awarded €1.1 million in legal fees. Lantec appealed this ruling and its appeal was heard on November 10, 2005. On

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

March 27, 2006, the Court of Appeal issued its decision rejecting Lantec’s appeal. Lantec, which in the meantime had merged with Lannet, filed a petition for an annulment of this ruling with the Supreme Court (Arios Pagos). The hearing took place on March 23, 2009. The Supreme Court rejected Lantec’s petition, so the case is finally closed in favour of the Company. Consequently, at December 31, 2009 the provision related to the Lantec case of €2.5 million was reversed.

TCS Capital Management

In November 2006, TCS Capital Management (“TCS”), the largest minority shareholder of WIND Hellas prior to the Cash-out Merger, filed a lawsuit with the United States District Court of New York against the Sponsors (“Sponsors” refers to a consortium of private equity investment funds affiliated with, or managed by, Apax and Texas Pacific Group), WIND Hellas, Telecom Italia, the former board of directors of WIND Hellas and others alleging that these entities engaged in market manipulation activities in connection with the Cash-out Merger. TCS claimed that it incurred damage because the price paid in the Cash-out Merger to the minority shareholders of WIND Hellas for the shares they held in WIND Hellas had been artificially depressed as a result of these activities and did not reflect the full value of the non-controlling interests. In March 2008, the District Court of New York granted the motion to dismiss the TCS claims against all defendants. TCS did not exercise its right of appeal and the case is therefore considered closed.

Benroubis SA

Benroubis SA (“Benroubis”) is a company which, inter alia, manages retail stores and produces household appliances. Former legal entity Tellas had requested the approval of the trademark “IZI” for a group of new services. Benroubis filed an injunction request before the civil courts claiming that former legal entity Tellas should refrain from using this trademark as Benroubis had already registered the trademark “IZZY” for equipment it produces itself, including fixed telephone sets. The court granted an injunction prohibiting the use of the trademark “IZI” by Tellas, and Tellas immediately withdrew the products bearing this trademark from the market. The Administrative Trademark Committee (in charge of the registration of trademarks) accepted the request of Tellas for the registration of “IZI”, despite the fact that Benroubis S.A. had intervened and requested the rejection of Tellas’ application. Consequently, Benroubis filed a law suit claiming €1 million from former legal entity Tellas on the grounds of unfair competition for use of the trademark. Independently of the outcome of the judicial dispute, Tellas has fully covered the risk arising from this case, as the advertising agency used by Tellas (DDB) has undertaken to reimburse Tellas for any amount that Tellas may be required to pay Benroubis. The next hearing was originally scheduled for October 2009 and postponed for April 28, 2010.

Municipality of Evosmos

In 2005, the Municipality of Evosmos sent a formal notice to Tellas asserting that the company was under the obligation to pay to the Municipality €262 thousand in regard to rights of way and demanding immediate compensation. WIND Hellas filed several appeals to the competent courts and the case is still pending. In 2009, the Municipality of Evosmos sent again notices to WIND Hellas, claiming rights of way for the years 2005 to 2009 of up to €1.2 million. The company has once more appealed to courts, in order to defend its case. As a result, the total amount claimed by the Municipality is around €1.5 million. At December 31 2009, a provision of €488 thousand was recorded.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Main legal proceedings of regulatory nature

Greece

Customer complaints

In 2006 and 2007 a large number of customers filed complaints against former legal entity Tellas with the telecommunications regulator. These complaints and the replies of Tellas in this connection were reviewed by the regulator, resulting in a series of fines. The fines inflicted in 2007 amounted to a total of €1.85 million. Tellas has appealed against all the decisions of the regulator regarding such fines. Out of this amount, €1.05 million has been suspended by relevant court injunction. For the rest of the amount and until the issuance of a final decision, Tellas has paid the fines. However, Tellas believes that the appeals are based on sound legal arguments which are likely to result in a significant reduction of the fines. Until now, the administrative court of appeal has ruled on four appeals. All rulings issued until now have resulted in the reduction of the fines imposed. Namely, a fine of €50 thousand was reduced to €15 thousand, a fine of €500 thousand was reduced to €250 thousand, two fines of €400 thousand each were reduced to €350 thousand and €300 thousand respectively. Tellas has also appealed against the court decisions in an effort to further reduce the fines imposed. In addition, on June 27, 2008 two additional fines were inflicted by the NTPC amounting to €0.3 million, both referring to customer complaints filed in 2007. A further fine of €0.5 million was inflicted on July 4, 2008. Finally, three other fines amounting to a total of 0.1 million were imposed by the Ministry of Development (Consumer Secretariat) for customer complaints filed in 2007. The Company has appealed against these decisions, but the court has not ruled on any of these appeals. An estimate of the cost of these fines was made in determining provisions for the year of approximately €0.7 million.

Universal Service Directory

In December 2004, WIND Hellas (at that time under the corporate name of TIM Hellas), Vodafone Greece and Cosmote were each fined €20 thousand for not providing the universal service provider (OTE AE) with subscriber data for a unified telephone catalogue to be published by OTE. WIND Hellas reviewed and examined the decision of the NTPC, and lodged an official petition opposing it in the Administrative Appeal Court on February 28, 2005. The hearing took place on September 26, 2007. The Court’s decision (no. 669/2008), which was in favour of WIND Hellas, was officially notified to the company on July 29, 2008. The court officially cancelled the decision of the NTPC stating that WIND Hellas had acted properly in not providing subscriber data to the universal service provider in the absence of an agreement between the parties. The NTPC appealed the decision in November 2008. A hearing on this issue was finally scheduled for October 2010.

Mobile Number Portability

In August 2005, WIND Hellas (at that time under the corporate name of TIM Hellas), together with Vodafone Greece and Cosmote, was fined €0.5 million for not allowing the mobile number portability prescribed by the NTPC. This fine resulted from two separate violations, €0.2 million for a telecommunications law violation and €0.3 million for a competition law violation. On December 28, 2005, WIND Hellas paid these fines and subsequently filed a petition with the Greek State Council for the annulment of the decision relating to both violations. With the adoption of the Law on Electronic Communications (Law no. 3431/2006), the Greek State Council submitted the issue to the Administrative Appeal Court. A hearing on this issue was originally scheduled for September 2007 and then re-scheduled three times. It finally took place on January 20, 2009. The Court’s Decision (no. 2133/2009) for both violations, in favour of WIND Hellas, was officially notified to the company in October, 2009.

SMS prices

In March 2006, WIND Hellas (at that time under the corporate name of TIM Hellas), Vodafone Greece and Cosmote were each fined €1 million for anti-competitive behaviour following an investigation that was initiated by

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

the NTPC in February 2005 into alleged price fixing of SMS services by WIND Hellas, Vodafone Greece and Cosmote. WIND reviewed and examined the Decision of the NTPC and submitted its official petition against it to the Administrative Appeal Court in April 2006. The hearing took place on May 15, 2007. The Court’s Decision (no. 3738/2007), in favour of WIND Hellas, was officially notified to the company on January 24, 2008. The court decided that the simultaneous increase of the SMS service costs cannot be considered as a practice jointly-agreed by the mobile operators. The NTPC lodged an appeal with the State Council against this decision on March 17, 2008. The hearing was originally scheduled for October 2009, rescheduled for January 12, 2010 and again rescheduled for April 13, 2010.

Mobile Termination Rates

On November 20, 2008, WIND Hellas filed an appeal before Athens’ Administrative Court of Appeals against the NTPC’s Decision on Mobile Termination Rates (NTPC Resolution no. 498/043/15.10.2008), based on procedural and substance reasons related to the adverse impact on the Company’s profitability following the implementation of the new MTRs. The hearing, initially scheduled for March 19, 2009 was postponed and rescheduled three times. The case will now be heard before the Administrative Supreme Court, on April 13, 2010. Meanwhile WIND Hellas had the obligation to implement the new MTRs from January 1, 2009.

Numbering

On February 18, 2009 WIND Hellas filled an appeal before the Athens Administrative Court of Appeals against the NTPC’s resolution no. 505/056/23.12.2008 that had rejected WIND Hellas’ request to be credited €100 thousand for false invoicing by NTPC, relating to numbering fees. The hearing took place on October 13, 2009. No court Decision has been issued yet.

WIND Hellas believes the provision of €2.7 million recognized for all the above cases is sufficient.

In the normal course of business, the Company is at times subject to other pending and threatening legal actions and proceedings. Management believes that the outcome of such actions and proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

Emerging Markets

Egypt

Telecom Egypt filed a statement with the Commission to arrive at a solution of the disputes of the National Telecommunication Regulatory Authority (NTRA), having the aim of modifying the interconnection prices with the other mobile operators despite the existence of agreements entered into with those operators themselves.

ECMS has requested the Commission to respect the prices envisaged by the agreements in force. On September 3, 2008, the NTRA issued a ruling on the merits of the dispute in favor of Telecom Egypt, modifying the interconnection prices between fixed and mobile networks from that date. ECMS informed the NTRA of the rejection of the decision as lacking a legal and contractual basis. The objective of ECMS was in any case to take the matter to court to defend its interests. On November 1, 2008, ECMS filed a law suit against NTRA with the Administrative Court at the Council of State in which a request was made to annul the NTRA’s decision.

On September 3, 2009, on the basis of the interconnection agreement (the first paragraph of article 25) and in accordance with the requirements of the Cairo Regional Center for International Commercial Arbitration, the Company filed for arbitration against Telecom Egypt with the aim of settling the dispute between the two parties. On October 9, 2009, Telecom Egypt sent an initial reply relating to the notification of arbitration filed against it.

On January 5, 2010 a letter from the NTRA was received with the purpose of making new changes in the interconnection prices between the different operators to be applied retroactively from September 1, 2009. The

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

letter was based on the September 3, 2008 decision. On January 14, 2010, the company sent a letter to the NTRA refusing this decision.

The company and its external legal counsel believe that the Company has a strong legal position as the NTRA’s decision does not have legal or contractual ground, hence we continue to record interconnection revenue and costs based on the existing agreement with Telecom Egypt and other mobile operators.

If ECMS had applied that decision on the basis of Telecom Egypt’s interpretation, it would have had lower interconnection revenue of 49 million Egyptian pounds (€6 million) and lower interconnection costs of 17 million Egyptian pounds (€2 million) in the year ended December 31, 2008. In 2009, it would have had lower interconnection revenue of 168 million Egyptian pounds (€21 million) and lower interconnection costs of 40 million Egyptian pounds (€5 million).

In connection with the decision of the International Chamber of Commerce’s ruling of March 10, 2009 (the “arbitration award”) regarding the dispute concerning Mobinil between Orascom Telecom Holding SAE and France Telecom SA and certain of its subsidiaries, on April 7, 2009, the Capital Market Authority (CMA) issued its decision on the legal effect resulting from the execution of the arbitration award and its impact on the minority shareholders of ECMS (a company listed on the Egyptian Stock Exchange). The decision stipulated that the execution of the arbitration award cannot be separated from the liabilities arising from said award, namely the obligation to extend the tender offer to all ECSM shareholders simultaneously with the execution of the sale of OTH’s stake in Mobinil at the same price.

On July 5, 2009, OTH announced that its appeal in the Economic Court, North Cairo Circuit, against France Telecom (“FT”) (and certain of its subsidiaries) had been interrupted. The interruption of the appeal was due to the announcement of FT in which it stated that it had no intention of extending the tender offer under the conditions requested in the arbitration award and that accordingly it was unable to proceed with the sale by the means established by the CMA.

On July 15, 2009, FT announced that it had made a third purchase offer for all of the shares of ECMS. On July 16, 2009 this third offer was rejected by the Egyptian Financial Supervisory Authority (EFSA).

On August 4, 2009, the appeals department of the EFSA issued its decision in respect of the appeal filed by FT against the decision of May 26, 2009 under which ECMS’s purchase offer was rejected. The decision of the appeals department provided for the rebuttal of FT’s appeal and the confirmation of the rejection of the purchase offer.

Dispute with France telecom (and subsidiaries) regarding Mobinil: OTH’s position, according to the legal advice, is that the deadline for concluding the sale ordered by ICC award issued on March 10, 2009 (the ‘Award’) has expired as a matter of Egyptian law in light of the failure of France Telecom (or subsidiaries thereof) to conclude the sale during the 30 day period stipulated in the Award.

For further detail please refer to note 42.

Intouch group received a tax claim amounting to DZD204 million (equivalent to €2 million) in addition to penalties and default interest amounting to DZD 51 million (equivalent to €0.5 million). In January 2009 the company paid 20% of the total tax claim in order to be able to appeal against that claim.

The Tax Disclosure in Mobizone Algeria’s financial statements as of and for the year ended December 31, 2009 mentioned that the company was granted a tax exemption amounting to DZD204 million (equivalent to €2 million) and the remaining amount of DZD51 million (equivalent to €0.5 million) was recorded as Provision.

Pakistan

PMCL has received a tax assessment regarding the years up until 2007. The tax authority has issued a ruling against which the company has filed an appeal. The amount being requested is 1,921 million Pakistani rupees

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

(€16 million). A provision of 163 million Pakistani rupees (€1.34 million) has been made in the financial statements of PMCL for this matter.

Jordan

Pioneer Investment Ltd, a company wholly owned by OTH, is involved in a tax dispute in which the Jordanian tax authorities are claiming an amount of JD 49.2 million (€48 million) in connection with the sale in 2002 of Fastlink (Jordan Mobile Telecommunication Services) to MTC. At present, OTH does not have sufficient information to quantify any liabilities which may arise from this matter.

Iraq

Following the disposal of its investment in Iraqna for Mobile Services, Orascom Telecom Iraq provided warranties to the purchaser amounting to a maximum of USD120 million (€81.9 million) in respect of claims, including tax claims, of USD60 million (€42 million), to include all legal and other professional fees and expenses payable by the company.

Algeria

OTA has received a final tax assessment relating to the 2004 tax year amounting to DZD3,948 million (equivalent to €38 million). The Company field a claim against the tax authority after the payment of 20% of the final tax assessment.

In January 2010, the company received a refusal on its objection dated June 2009. Under the Algerian tax laws and procedures the company has 4 months from date of receipt to re-object to the refusal. A provision with an amount of DZD709 million equivalent to €6.8 million was accounted for, considering that most of the tax assessment is excessive.

In November 2009, OTA received a final tax assessment of the years 2005 until 2007, amounting to DZD44 billion (equivalent to €422 million). The DGE (Tax Department for large scale companies) reject the books and reconstituted the revenue on a unilateral basis. OTA has appealed the assessments, after the payment of 20% of final tax assessment, considering that the majority of the ruling’s remarks assessed are arbitrary and unfounded.

OTA accrued a provision of DZD3 billion (equivalent to €28.8 million) based on an external expert’s report. For subsequent updating, please see note 42.

41	OTHER INFORMATION

At December 31, 2009, the collateral pledged by Group companies as security for their debts was as follows:

•	a lien on the GDRs of Orascom Telecom Holding SAE held by the indirect subsidiary Weather Capital Special Purpose 1 SA, equal to 50.22% of its share capital, in favor of BNY CTS Ltd of New York and Citigroup Global Markets Limited in connection with the Guaranteed Collateralized Notes repayable in 2010;

•	a lien granted by Weather Capital Special Purpose 1 SA over its current bank account at Intesa Sanpaolo SpA in favor of the lending banks and the holders of the notes issued by the same company;

•	a lien granted by Weather Capital Special Purpose 1 SA over its current bank account at Bank of New York Melon, Brussels branch in favor of BNY CORPORATE TRUSTEE LIMITED;

•	a lien in favor of BNY CORPORATE TRUSTEE LIMITED over the shares held by the subsidiary Weather Capital Sàrl in Weather Capital Special Purpose 1 SA, equal to 100% of its share capital;

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

•	a transfer of the receivables of Weather Capital Special Purpose 1 SA deriving, inter alia, from the Sales and Purchase Agreement and the Stock Borrowing Agreement relating to OTH shares, as security in favor of the holders of the Guaranteed Collateralized Notes repayable in 2010;

•	a pledge over Weather’s shares in WAHF SpA was granted in favor of Bank of New York Mellon as Trustee an BNY Corporate Trustee Services Limited as security of the Notes released by Wind Acquisition Holding Finance SA;

•	a pledge of a bank account held by Weather Finance III Sarl with Credit Agricole in Luxembourg, in favor of JP Morgan Europe Limited as Security Agent in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V, the Senior Notes, issued by Hellas III and liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of its entire holding of shares of Hellas Telecommunications IV, in favor of JP Morgan Europe Limited as Security Agent in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of preferred equity certificates issued by Hellas Telecommunications IV, in favor of JP Morgan Europe Limited in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a deed of assignment of certain intercompany debt between Weather Finance III Sarl and WIND Hellas Telecommunications SA or its subsidiaries, in favor of the Revolving Credit Facility, the Senior Secured Floating Rate Notes issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of its entire holding of shares in WIND Hellas in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes issued by Hellas V and certain liabilities outstanding under various intra-group corporate bonds;

•	a pledge by Weather Finance III Sarl of a bank account held by Weather Finance III Sarl with JP Morgan Chase Bank N A in New York, in favor of J.P. Morgan Europe Limited as Security Agent in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V, and the Senior Notes, issued by Hellas III.

Moreover, Weather Finance III Sarl succeeded Hellas II as parent guarantor in relation to the revolving credit facility as a guarantor of all amounts outstanding under the above mentioned facility, limited by applicable laws. Further Weather Finance III Sarl succeeded Hellas II as parent guarantor under various intra-group corporate bonds, and is therefore guarantor of the liabilities of WIND Hellas SA under such documents.

Weather Finance III Sarl succeeded Hellas II as the parent guarantor in relation to the Senior Notes, issued by Hellas III and gave a full and unconditional guarantee in respect of all obligations of Hellas III, as issuer, owed to the noteholders.

Weather Finance Sarl III succeeded Hellas II as the parent guarantor in relation to the Senior Secured Floating Rate Notes, issued by Hellas V and gave a full and unconditional guarantee in respect of all obligations of Hellas V, as issuer, owed to the noteholders.

The Security or guarantees granted by Weather Finance II already outstanding are the followings:

•	A pledge by Weather Finance II Sàrl of its entire holding of shares in Weather Finance III Sàrl, in favor of JP Morgan in connection with the revolving credit facility, the Senior Notes, issued by Hellas III, the Senior Secured Floating Rate Notes, issued by Hellas V, and certain intra-group corporate bonds;

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

•	A deed of assignment of certain intercompany debt between Weather Finance II Sàrl and Weather Finance III Sàrl or its subsidiaries, in favor of JP Morgan in connection with the Revolving Credit Facility, the Senior Secured Floating Rate Notes, issued by Hellas V, and certain intra-group corporate bonds.

In addition, at December 31, 2009, Weather Investments SpA is the guarantor in relation to the Guaranteed Collateralized Notes, maturing in 2011 (following the extension obtained on February 16, 2010), originally issued by Weather Capital Special Purpose 1 SA for a total nominal amount of €1,200 million (guaranteed up to a maximum of €2,400 million). As a consequence of the early repayments made in 2008 the nominal amount of the currently outstanding notes has decreased by a total of €511 million.

Moreover, a guarantee and indemnity by Weather Investments SpA of Weather Finance III’s obligations (as purchaser) under the SPA dated 27 November 2009. Although it is a continuing guarantee, the primary obligation of Weather Finance III was the payment of the purchase price.

Despite the encumbrances on the shares, the voting rights at shareholders’ meetings of the companies are retained by the pledgor of the shares by express contractual agreement.

At December 31, 2009, the OTH Group had pledged the following guarantees relating to loans and credit facilities:

•	Pakistan Mobile Communications Limited

•	Charge on all present and future receivables/collections (including charge on specific collection accounts) and charge on present and future movable fixed assets (excluding land, building, vehicles and handsets) of the company. Debt is also secured against a guarantee of 75% of the loan granted by Overseas Private Investment Corporation (OPIC).

•	Charge on the Debt Service Account maintained under ECA/DFI facilities. SBLC issued in favor of Royal Bank of Scotland (formerly ABN AMRO Bank NV) for securing the debt servicing of ECA loans for the equivalent amount payable in next six months.

•	Orascom Telecom Tunisia

Charge on property, plant and equipment and intangible assets to secure bank loans (Fond de commerce and Network equipment).

•	Orascom Telecom Algeria

Lien on OTA’s trade receivables and bank accounts.

•	Transworld Associates (Pvt)

Charge on assets up to 1,033 million Pakistani rupees (€8.5 million). Pledge over TWA shares against TWA loans.

•	Moga Holding

Lien on the bank accounts. Pledge over Moga shares to OTA lenders

•	Sheba Telecom (Orascom Telecom Bangladesh)

•	A lien on 100% of the capital of Orascom Telecom Ventures held by OTH.

•	A lien on 100% of the capital of the company held by Orascom Telecom Ventures.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

•	A first ranking charge by the company over certain significant agreements, intellectual property rights and all of its present and future receivables and moveable assets;

•	A lien on the company’s bank accounts;

•	An irrevocable power of attorney given by the company in favor of the Security Agent;

•	Orascom Telecom Holding

Liens on 20,000,000 shares of ECMS, 9,078 shares of Mobinil, 50,000 ordinary shares and one preferred share in Orascom Telecom Iraq Corp. Limited, 50,000 shares in Orascom Tunisia Holding Limited, 50,000 shares in Carthage Consortium Limited, 166,500,001 shares in Oratel International Inc. Limited and 2,850,208 shares in Orascom Telecom Algerie SPA.

•	Intouch

•	Waiver of dialup revenue in favor of Barclays Bank;

•	Waiver of the Company’s rights for revenue arising from lines rented to customers for an amount of approximately 11 million Egyptian pounds (€1.4 million) and OTH ownership not less than 51%.

At December 31, 2009, the Weather Finance Group had pledged the following guarantees on its debts:

•	a lien on receivables amounting to €74.4 million;

•	a lien on cash at banks and time deposits amounting to €85 million;

•	a lien on property, plant and equipment amounting to €633 million;

•	a lien on inventories amounting to €10 million.

At December 31, 2009, the collateral pledged by Wind Group companies as security for liabilities may be summarized as follows:

•	a special lien pursuant to article 46 of the Consolidated Banking Law on certain assets, present and future, belonging to the Parent and its subsidiary Enel.Net Srl, as specified in the relevant deed, in favor of the pool of bank lenders party to the Credit Facility Agreement and other creditors specified in the relevant deed;

•	a lien exists on the Wind’s trademarks and intellectual property rights, as specified in the relevant deed, pledged in favor of the bank lenders party to the Credit Facility Agreement and other creditors specified in the relevant deed;

•	a lien exists on the shares held by Wind in Wind Finance SL SA, equal to 27% of share capital, pledged in favor of the subscribers to the Second Lien Notes;

•	a lien exists on 640,000 shares amounting to the entire share capital held by Wind in Wind International Services SpA, pledged in favor of the pool of lenders party to the Credit Facility Agreement and the subscribers to the Second Lien Notes;

•	a lien exists on the shares held by Wind International Services SpA in Wind International Services Sarl pledged in favor of the pool of lenders party to the Credit Facility Agreement and the subscribers to the Second Lien Notes.

Despite the encumbrances on the pledged shares, the voting rights at shareholders’ meetings of the companies are retained by Wind Group by express contractual agreement as an exception to the provisions of paragraph 1, article 2352 of the Italian Civil Code.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

In addition, Wind Group has undertaken, pursuant to the “Master Security Agreement”, to pledge further guarantees on certain assets to be acquired by Wind and its subsidiary Enel,Net Srl, in favor of the lending banks in the Credit Facility Agreement, the other creditors specified in the Master Security Agreement and the subscribers to the Second Lien Notes. In particular, they have undertaken to pledge as additional collateral the shares or other equity instruments (whether newly subscribed or purchased) of significant subsidiaries, property or rights pursuant to article 2810, paragraphs 1 and 2 of the Italian Civil Code with a value of at least €1 million and any VAT credits acquired or which arise in favor of the companies.

Finally, in order to provide a guarantee for its obligations, Wind has pledged as security its trade receivables, receivables arising from intercompany loans and receivables relating to insurance policies, present and future, as described in the specific instrument, to the lending banks pursuant to the Credit Facility Agreement and the other lending parties specified in the respective contract as a guarantee for and in favor of the subscribers to the Second Lien Notes issued on September 29, 2005 by the associate Wind Finance SL SA.

Moreover, Wind has pledged as security its receivables arising from the Sale and Purchase Agreement and the Put and Call option dated May 26, 2005 as described in the relevant deed, to the lending banks in the Credit Facility Agreement and the other lending parties specified therein as a guarantee for and in favor of the subscribers to the Second Lien Notes and High Yield Notes 2015 and 2017.

A description is provided below of personal guarantees (sureties) issued mainly by banks and insurance companies on behalf of Wind Group and in favor of third parties in respect of commitments of various kinds. The total of these, amounting to €89 million at December 31, 2009, includes:

•	sureties totaling €37 million issued by insurance companies, of which €30 million in favor of the Rome Tax Revenue Office as security against the Wind Group’s excess VAT receivable which was offset in 2008 as part of the special procedure envisaged by Presidential Decree no. 633 of October 26, 1972 and subsequent amendments;

•	sureties totaling €52 million issued by banks, relating to operations regarding prize competitions, exhibitions, excavation licenses and property leases.

Moreover, Wind and its directly wholly owned subsidiary Wind International Services SpA issued personal guarantees to the subscribers to the Second Lien Notes, High Yield Notes 2015 and 2017. Furthermore, Wind International Services SpA and Enel,Net Srl issued personal guarantees in favor of the lending banks in the Credit Facility Agreement and the other lending parties specified therein as a guarantee for and in favor of the subscribers of the Second Lien Notes. Enel.Net Srl also issued a personal guarantee in favor of the subscriber of the Second Lien Notes. The subsidiary has been under the management and coordination of Weather Investments SpA since July 2007.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

In relation to the OTH Group, Orascom Telecom Holding SAE has entered into agreements as guarantor on behalf of its subsidiaries as summarized in the following table.

Subsidiary	Covering the	Maximum amount	To Expire in

Med Cable	Facilities from West LB and Calyon Banks	€16 million plus any interest or costs	As long as the agreement is valid
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink)	Facilities from group of financial institutions	USD291 million (equivalent to €202 million)	As long as the agreement is valid
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink)	Supplier facility agreement with Huawei Tech Investment	USD150 million (equivalent to €104 million)
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink	Supplier facility agreement with Nokia Siemens Networks	€16.44 million
Orascom Telecom Bangladesh (formerly Sheba Telecom-Banglalink	Facilities from standard chartered Bank deferral facility for USD 25 million	(equivalent to €17.3 million)
Orascom Telecom Finance	High Yield Bond of USD 750 million	€520.6 million	February 8, 2014
Mena Cable	Guarantee on the obligation of Mena Cable with Gulf ridge International Inc	€20.2 million	Until final and total fulfilment of all MENA’s actual and contingent obligations
Orascom Telecom OSCAR	Secured Equity Indexed note amounting to USD230 million	EGP1,267 million (equivalent to €160.26 million)	February 18, 2013
Minimax Ventures	Promissory Notes	USD7.1 million (equivalent to €4.93 million)	February 23, 2010
Ring	Corporate guarantee provided to Citibank in line with Ring Obligation	USD 3.5 million (equal to €2.4 million)
Telecel Globe	For the unpaid portion of Namibian investment	275 million Namibian dollars (equal to €25.8 million)	January 8, 2010

In addition, at December 31, 2009, OTH Group issued the following letters of credit:

•	The Company’s proportionate share in Egyptian Company for Mobile Services (ECMS) amount to 54 million Egyptian pounds (equal to €6.8 million). This represents the uncovered amounts of letters of guarantee issued for the benefit of third parties as December 31,2009;

•	Letters of guarantee, amounting to 5.51 million Egyptian pounds (equal to €0.697 million), in favor of the NTRA to guarantee Mena Cable’s fulfillment of its entire obligation related to constructing, operating and renting sea cable network and its infrastructure;

•	Letter of guarantee in favor of the Lebanon’s Ministry of Telecommunication (ROL) to guarantee OTH in the payment of any amount due by the selected Participant to ROL amounting to USD30 million (equal to €21 million);

•	Letter of guarantee provided by Orascom Telecom Bangladesh in favor of the Ministry of Post and Telecommunication, the Chief Controller of Exports and Imports amounting to BDT99 million (equal to €1 million);

•	Uncover letters of guarantee provided by Ring Egypt for suppliers with an amount of 65.45 million Egyptian pounds (equal to €8.3 million).

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

42	SUBSEQUENT EVENTS

OTH Group

On March 7, 2010 Orascom Telecom Holding announced that its Algerian subsidiary Orascom Telecom Algérie (“OTA”) received a rejection of its submitted administrative appeal (réclamation contentieuse) filed on December 27, 2009 against the notice of assessment dated 16 November 2009 received from the Algerian Direction des Grandes Entreprises (Tax Department for Large-Scale Companies or “DGE”) in respect of the tax years 2005, 2006 and 2007 (the “assessment”). OTA’s administrative appeal in relation to the 2004 tax reassessment has also been rejected.

Pending appeal before the Central Commission, OTA is not required to pay the full amount of the assessment. In order to file its appeal, however, Algerian law requires OTA to pay another 20% of the remaining balance of the taxes and penalties alleged to be owing in order to appeal the decision before the Commission Central, this amount, approximately USD110 million, has been paid by OTA from its own resources.

Without prejudice to its rights under the Investment Agreement, applicable bilateral investment treaties and applicable laws, OTA has the option to appeal the assessment in the State Counsel (Administrative court in Algeria) as an alternative to the appeal to the Commission Central. The amount paid will be recoverable if OTA’s appeal is successful. On March 9, 2010 OTA filed to the Central Commission an appeal against the assessment on tax years 2005, 2006 and 2007. On the other hand, OTH is exploring all its other strategic options.

On February 4, 2010, Orascom Telecom Holding (OTH) was awarded an extension to the management contract of Alfa with the Republic of Lebanon, for a period of 6 months ending on July 31, 2010. Under this contract, OTH receives a monthly sum of USD2.5 million in addition to 8.5% of total revenue. Out of these amounts, OTH is liable to cover all the operating expense (OPEX) of the network and is entitled to keep the remainder as management fees. The Republic of Lebanon is fully responsible for the CAPEX during the contract period.

On January 14, 2010, Orascom Telecom Holding announced that the Administrative Court (Investment Division) has granted OTH an injunction to stay the decision of the Egyptian Financial Supervisory Authority to accept the publication of the mandatory purchase offer submitted by Orange Participation, an affiliate of France Telecom (“FT”), for the acquisition of 100% of the shares of Egyptian Company for Mobile Services (“ECMS”) at a price of 245 LE per share (equal to €31), which was issued on December 10, 2009. The purchase offer was planned to expire on January 14, 2010 but has been declared null and void by the court. A determination of the substantive issues will be made after a judicial committee has presented recommendations on the case to the court, which examined such recommendations on February 13, 2010. The court’s ruling confirms OTH’s position that there is no valid justification for a price differential between the price offered in the FT mandatory tender offer and the price of the sale stipulated in the arbitration award, pursuant to which FT should have presented a mandatory tender offer by latest April 15, 2009 at a price of 273 LE per ECMS share pursuant to Egyptian Capital market law.

On January 13, 2010, Orascom Telecom Holding SAE announced that it will be conducting a rights issue (the “Right issue”) to further strengthen the Company’s financial position, ensure OTH’s liquidity including financing needs for the Group in the case where there is no immediate resolution of the previously announced tax dispute in Algeria and for general corporate purposes.

The Company offered up to 4,356,590,515 new ordinary shares including up to 871,318,103 new Global Depositary Receipts. The subscription price was 1 EGP per new share. The subscription period started January 31, 2010 until March 1, 2010.

On March 4, 2010 OTH issued a notice to the existing shareholders regarding subscription results for the first round of the Right issue. According to the notice, a total number of 4,342,083,487 ordinary shares were subscribed.

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

Following the approval of the Egyptian Financial Services Authority, on March 6, 2010 OTH announced the terms of the over-subscription for the remaining unsubscribed ordinary shares equal to 14,507,028. The new subscription period started on March 7, 2010 until March 10, 2010.

On March 15, 2010 OTH issued a notice to the existing shareholders announcing the successful completion of the remaining unsubscribed shares.

On January 21, 2010, Orascom Telecom Holding SAE announced that it has obtained Majority Senior Secured Lenders consent on the proposed permanent waiver related to the existence of a material tax claim under its USD2.5 billion credit agreement (equal to €1,735 million). The waiver obtained is specific to the Algerian tax claim against Orascom Telecom Algeria in respect of years 2004 to 2007. The waiver is conditional to the successful completion of a forthcoming capital increase of OTH with a minimum take up of USD700 million out of the USD800 million proposed Rights Issue.

On February 17, 2010, Orascom Telecom Holding SAE received a non interest bearing loan of USD225 million from its shareholder, Weather Capital Special Purpose 1 SA. This loan was converted into GDRs by way of participation in the OTH right issue.

During January 2010, Egyptian mobile telephone operator, Egyptian Company for Mobile Services (ECMS) issued 1.5 billion Egyptian pounds (USD273.3 million) in 5-year bonds with a fixed annual yield of 12.25% payable once every six months starting mid January. ECMS will use the bonds to finance the expansion of its network. Such bonds are divided into two tranches, one values 1.4 billion of Egyptian pounds and allocated for private offering and institutions while the other tranche of 0.1 billion of Egyptian pounds will be allocated for public offering.

On March 8, 2010, OTH and Orascom Telecom Bangladesh have signed an agreement with Standard Chartered Bank, London (as intercreditor agent) to issue amortising senior secured bond of an amount of BDT7.5 billion (equivalent to €75 million) due in 2014.

In March 2010, at their meeting, the Shareholders of Orascom Telecom Tunisie approved the starting of an IPO procedure for the company.

During the fourth quarter of 2009, U-Com, an indirect subsidiary of OTH through Telecel Globe, was subject to a tax audit performed by local authorities for the financial year 2008. During the first quarter of 2010, the tax authorities communicated to U-Com their preliminary conclusions stating an assessment amounting to USD11 million (approximately equal to €8 million), mainly due to under declared revenue. The tax assessment concerns tax on transactions, corporate tax, and withholding taxes related to foreign services. To date the assessment remains non definitive and the company is not in the position to assess the related effects.

WAHF Group

On January 12, 2010, the subsidiary Wind Telecomunicazioni SpA made an early repayment of €336 million attributable to the A1 tranche of the Senior Facility Agreement. Consequently, the next deadline for the repayment of principal is scheduled for December 31, 2011.

On March 17, 2010, the Wind’s Board of Directors resolved the partial exercise of the Put option on the investment held in Hellas Telecommunications I Sàrl, for an amount not lower than Euro 70 million within June 30, 2010.

Weather Finance I Group

With reference to the Delan dispute, the Carothers hearing on December 1 2009, for the application for an interim injunction, was heard on January 20, 2010 before the Athens Court of First Instance. The Court denied Carothers’ application on February 5, 2010. On February 10, 2010, Carothers notified WIND Hellas of a second application for an interim injunction against WIND Hellas before the Athens Court of First Instance. Carothers’

Notes to the Consolidated
Financial Statements at December 31, 2009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
OF THE WEATHER INVESTMENTS GROUP
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

second application was based on the same grounds as the first application. The hearing date for the second application was initially scheduled for February 26, 2010 but, by agreement of WIND Hellas and Carothers, it was rescheduled on February 26, 2010 for June 16, 2010. Also on February 26, 2010, further to Carothers’ verbal request, the Court issued a provisional order prohibiting a change in the legal and actual status of WIND Hellas’ assets up to an amount of €35 million until the rescheduled hearing date of June 16, 2010.

WIND Hellas considers that:

•	these proceedings are without foundation; and

•	even if any claim were to be successful, WIND Hellas should be entitled to recover the bulk of any losses it might suffer from a former owner of WIND Hellas under a contractual indemnity.

WIND Hellas is currently working with its legal advisors to consider the position and seek the appropriate relief from the provisional order granted.

Weather Capital Group

On February 16, 2010 the subsidiary Weather Capital Special Purpose 1 SA elected to extend, in accordance with conditions 8(ii) of the Trust Deed, the final maturity date of the Euro 1,200,000,000 Floating Rate Collateralised Guaranteed Notes due in 2010 to April 4, 2011. The maturity extension was obtained on February 16, 2010.

In addition, during March 2010, Weather Capital Special Purpose 1 SA made two repayments for a total consideration equal to €150 million, in particular, €120 million was paid on March 8, 2010 and €30 million on March 22, 2010.

Notes to the Consolidated
Financial Statements at December 31, 2009

(This page intentionally left blank)